As Filed With the Securities and Exchange Commission on March 8, 2011
Registration No. 333-171538
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

MARYLAND	6798	80-0067704
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

AND
PRE-EFFECTIVE AMENDMENT NO. 1 TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CPA 16 HOLDINGS INC.
(Exact Name of Registrant as Specified in Its Charter)

MARYLAND	6798	27-4447731
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020
(212) 492-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

TREVOR P. BOND, CHIEF EXECUTIVE OFFICER
50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020
(212) 492-1100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
COPIES TO:

KATHLEEN L. WERNER, ESQ. CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NEW YORK 10019 (212) 878-8000	JUDITH D. FRYER, ESQ. MICHAEL D. HELSEL, ESQ. GREENBERG TRAURIG, LLP METLIFE BUILDING, 200 PARK AVENUE NEW YORK, NEW YORK 10166 (212) 801-9200

Approximate date of commencement of the proposed sale to the public:  As soon as practicable after this registration statement becomes effective and after the effective time of the merger of Corporate Property Associates 14 Incorporated, a Maryland corporation, or CPA®:14, with and into CPA 16 Merger Sub Inc., or CPA 16 Merger Sub, a subsidiary of Corporate Property Associates 16 — Global Incorporated, a Maryland corporation, or CPA®:16 — Global, or the merger, or alternatively, if such merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, the merger of CPA®:14 and CPA®:16 — Global with two separate subsidiaries of CPA 16 Holdings Inc., or Holdings, or the alternate merger, pursuant to the Agreement and Plan of Merger dated as of December 13, 2010 (as described in the joint proxy statement/prospectus herein).

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

EXPLANATORY NOTE

This registration statement relates to the registration with the Securities and Exchange Commission, or the SEC, of (i) CPA®:16 — Global common stock to be issued to CPA®:14 stockholders pursuant to the merger described in this registration statement and (ii) Holdings common stock to be issued to CPA®:14 and CPA®:16 — Global stockholders if the alternate merger is consummated because the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes. Under the terms of the merger agreement, CPA®:14 will be merged with and into CPA 16 Merger Sub. In the merger, the shares of CPA®:16 — Global registered hereby will be issued to CPA®:14 stockholders who do not elect to receive cash in the merger. If the alternate merger is consummated, each of CPA®:14 and CPA®:16 — Global will merge with separate subsidiaries of Holdings. The shares of Holdings common stock registered hereby will be issued to all CPA®:16 — Global stockholders and those CPA®:14 stockholders who do not elect to receive cash in the merger. In no event will securities be issued by both CPA®:16 — Global and Holdings under this registration statement.
CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Amount of
Title of Each Class of	Amount to be	Offering	Proposed Maximum Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Common stock, par value $0.001 per share, of Corporate Property Associates 16 — Global Incorporated	104,197,509(1)	$8.80	$916,938,079(2)	$106,457(3)
Common stock, par value $0.001 per share, of CPA 16 Holdings Inc.	230,269,239(4)	$8.80	$2,026,369,303(2)	$235,261(3)
	334,466,748(5)	$8.80	$2,943,307,382(2)	$341,718(3)

(1)	This registration statement covers the maximum number of shares of CPA®:16 — Global common stock that are issuable, or to be reserved for issuance, upon consummation of the merger of CPA®:14 with and into CPA 16 Merger Sub as described in the joint proxy statement/prospectus included herein, calculated as the product obtained by multiplying (i) the exchange ratio of 1.1932 shares of CPA®:16 — Global common stock for each share of CPA®:14 common stock, by (ii) 87,326,105, the aggregate number of shares of CPA®:14 common stock outstanding on December 15, 2010.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended, or the Securities Act, and based upon the estimated net asset value of the common stock of CPA®:16 — Global and Holdings.
(3)	The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act.
(4)	This registration statement also covers the maximum number of shares of Holdings common stock that may be issued in the alternate merger described in the joint proxy statement/prospectus included herein (i) to holders of CPA®:14 common stock, calculated as the product obtained by multiplying (a) the exchange ratio of 1.1932 shares of Holdings common stock for each share of CPA®:14 common stock, by (b) 87,326,105, the aggregate number of shares of CPA®:14 common stock outstanding on December 15, 2010 and (ii) to holders of CPA®:16 — Global common stock on a one-for-one basis, based on 126,071,730 shares of CPA®:16 — Global common stock outstanding on December 15, 2010.
(5)	Consists of up to 334,466,748 shares of Holdings common stock that may be issued in the alternate merger described in the joint proxy statement/prospectus included herein upon the conversion of 87,326,105 shares of CPA®:14 common stock and 126,071,730 shares of CPA®:16 — Global common stock outstanding on December 15, 2010.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 of the Securities Act or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8, may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This preliminary joint proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED [ • ]

JOINT PROXY STATEMENT/PROSPECTUS

YOUR VOTE ON THE PROPOSED MERGER IS VERY IMPORTANT

Corporate Property Associates 16 — Global Incorporated, or CPA®:16 — Global, and Corporate Property Associates 14 Incorporated, or CPA®:14, are proposing a combination of their companies by a merger pursuant to a definitive agreement and plan of merger, dated as of December 13, 2010, or the merger agreement. Pursuant to the merger agreement, CPA®:14 will merge with and into CPA 16 Merger Sub Inc., or CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global, with CPA 16 Merger Sub surviving the merger as a subsidiary of CPA®:16 — Global. CPA®:16 — Global is also proposing an internal reorganization of CPA®:16 — Global as an umbrella partnership real estate investment trust, which is referred to in this joint proxy statement/prospectus as the UPREIT reorganization. In addition, CPA®:16 — Global is proposing to amend its charter to increase the number of its authorized shares of common stock to ensure that it will have a sufficient amount of authorized shares to issue in the merger, which is referred to in this joint proxy statement/prospectus as the charter amendment.

Facts for CPA®:14 stockholders:

•	In the merger, each CPA®:14 stockholder of record as of the close of business on February 28, 2011 will receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to elect to receive for each share of CPA®:14 common stock that he or she owns either (a) 1.1932 shares of newly issued CPA®:16 — Global common stock or (b) cash in an amount equal to $10.50. CPA®:14 stockholders of record after the close of business on February 28, 2011 and CPA®:14 stockholders who make no election will receive CPA®:16 — Global common stock in the merger and the $1.00 per share special cash distribution.

•	Prior to the consummation of the merger, CPA®:14 will sell its interests in a total of six properties to Corporate Property Associates 17 — Global Incorporated, or CPA®:17 — Global, and W. P. Carey & Co. LLC, or W. P. Carey, for an aggregate purchase price of approximately $89.5 million, plus the assumption of approximately $218.6 million of related non-recourse mortgage indebtedness. These sales are referred to collectively in this joint proxy statement/prospectus as the CPA®:14 asset sales.

•	Affiliates of W. P. Carey, who serve as the advisor to each of CPA®:14 and CPA®:16 — Global, will receive significant fees from CPA®:14 in connection with the merger and the CPA®:14 asset sales.

Facts for CPA®:16 — Global stockholders:

•	In the merger, CPA®:16 — Global stockholders will continue to hold the same number of shares of CPA®:16 — Global common stock that they currently hold.

•	CPA®:16 — Global will issue up to approximately 104.2 million shares of CPA®:16 — Global common stock to CPA®:14 stockholders in the merger if 100% of the CPA®:14 stockholders elect to receive CPA®:16 — Global common stock, and approximately 56.9 million shares of CPA®:16 — Global common stock if holders of 50% of the CPA®:14 shares elect to receive CPA®:16 — Global common stock. CPA®:16 — Global had approximately 126.1 million shares of common stock outstanding as of December 15, 2010.

•	In connection with the merger, the CPA®:16 — Global board of directors has unanimously adopted a resolution declaring advisable and authorizing the sale of that number of authorized but unissued shares of CPA®:16 — Global common stock to W. P. Carey that would generate sufficient proceeds to enable CPA®:16 — Global to pay for cash elections made by CPA®:14 stockholders in the merger, if CPA®:16 — Global’s available cash resources are insufficient to pay for cash elections. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010.

•	Pursuant to the merger agreement, if the amount of cash received by CPA®:14 stockholders in the merger could cause the merger of CPA®:14 into CPA 16 Merger Sub to be a taxable transaction to CPA®:14 and its stockholders regardless of whether such stockholders received cash or shares of CPA®:16 — Global common stock, and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, CPA®:14 and CPA®:16 — Global have agreed to use an alternate merger to complete the transaction. The alternate merger is intended to result in a transaction that will be non-taxable to those CPA®:14 stockholders who choose common stock and taxable only to those who elect to receive cash. In the alternate merger, each of CPA®:14 and CPA®:16 — Global will merge with separate subsidiaries of CPA 16 Holdings Inc., or Holdings, a newly created holding company. Use of the alternate merger will not impact the CPA®:14 asset sales.

Your vote is very important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote, in the case of CPA®:14 stockholders, the effect will be the same as voting against the merger and the alternate merger and, in the case of CPA®:16 — Global stockholders, the effect will be the same as voting against the alternate merger, the UPREIT reorganization and the charter amendment. CPA®:14 stockholders who do not indicate their election to receive cash or CPA®:16 — Global common stock will be deemed to have elected to receive CPA®:16 — Global common stock. In addition, failure to vote may result in CPA®:14 or CPA®:16 — Global not having a sufficient quorum of shares represented at the meetings. A meeting cannot be held unless a quorum is present.

Each of CPA®:14 and CPA®:16 — Global has scheduled a special meeting for their respective stockholders to vote on the proposals described in this joint proxy statement/prospectus. The date, place and time of the meetings are as follows:

FOR CPA®:14 STOCKHOLDERS:	FOR CPA®:16 — GLOBAL STOCKHOLDERS:
April 26, 2011, 10:00 a.m. at the offices of	April 26, 2011, 11:00 a.m. at the offices of
W. P. Carey & Co. LLC	W. P. Carey & Co. LLC
50 Rockefeller Plaza	50 Rockefeller Plaza
New York, NY 10020	New York, NY 10020

Please read this joint proxy statement/prospectus carefully because it provides you with important information about the proposed merger, the alternate merger, the UPREIT reorganization, the charter amendment and the scheduled special stockholders’ meetings of CPA®:14 and CPA®:16 — Global. In particular, please see the section titled “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus for a discussion of the risks associated with the merger and the other transactions contemplated in this joint proxy statement/prospectus, as well as other risks.

Sincerely,
/s/  Wm. Polk Carey

Wm. Polk Carey
Chairman of the Board
Corporate Property Associates 14 Incorporated and
Corporate Property Associates 16 — Global Incorporated

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR THE ALTERNATE MERGER, OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL TO TELL YOU OTHERWISE.

This joint proxy statement/prospectus is dated [ • ], 2011 and is expected to be first mailed to CPA®:14 stockholders and CPA®:16 — Global stockholders on or about [ • ], 2011.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 26, 2011

To the stockholders of Corporate Property Associates 14 Incorporated:

A special meeting of stockholders of Corporate Property Associates 14 Incorporated, or CPA®:14, a Maryland corporation, will be held on April 26, 2011, at 10:00 a.m., Eastern time, at the offices of W. P. Carey & Co. LLC, or W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020 for the following purposes:

1. To consider and vote upon a proposal to merge CPA®:14 with and into a subsidiary of Corporate Property Associates 16 — Global Incorporated, or CPA®:16 — Global, a Maryland corporation, or to engage in the alternate merger described below, substantially in accordance with the Agreement and Plan of Merger, dated as of December 13, 2010, by and among CPA®:14, CPA®:16 — Global, CPA 16 Merger Sub Inc., or CPA 16 Merger Sub, W. P. Carey and the other parties thereto, as described in the accompanying joint proxy statement/prospectus. In the merger:

•	CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global, with CPA 16 Merger Sub being the surviving company. Each issued and outstanding share of CPA®:14 common stock will immediately be converted into the right to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of CPA®:16 — Global common stock or (b) if held of record as of the close of business on February 28, 2011, upon the election by the holder, cash in an amount equal to $10.50 per share of CPA®:14 common stock.

•	If the merger may not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, the parties will engage in the alternate merger. In the alternate merger, each of CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of CPA 16 Holdings Inc., or Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings. As a result, Holdings will succeed to the businesses of both CPA®:14 and CPA®:16 — Global. CPA®:14 stockholders will receive the same economic value as they would have received in the merger. Each issued and outstanding share of CPA®:14 common stock will be converted into the right to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of Holdings common stock or (b) if held of record as of the close of business on February 28, 2011, upon the election by the holder, cash in an amount equal to $10.50 per share of CPA®:14 common stock. At the effective time of the alternate merger, each issued and outstanding share of CPA®:16 — Global common stock outstanding at the time of the alternate merger will be converted into one share of Holdings common stock.

2. To transact such other business as may properly come before CPA®:14’s special meeting or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

AT A MEETING ON DECEMBER 10, 2010, CPA®:14’s BOARD OF DIRECTORS, AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF CPA®:14’s BOARD OF DIRECTORS, UNANIMOUSLY ADOPTED A RESOLUTION DECLARING THAT THE MERGER AND THE ALTERNATE MERGER ARE ADVISABLE AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER (WHICH VOTE WILL ALSO CONSTITUTE APPROVAL FOR THE ALTERNATE MERGER).

The proposed merger and the alternate merger are described in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before authorizing a proxy to vote. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus. If you do not vote, the effect will be the same as voting against the merger. A vote to approve the merger will constitute a vote in favor of both the merger described in the accompanying joint proxy statement/prospectus, as well as the alternate merger.

Only those stockholders whose names appear on the CPA®:14 books as owning shares of CPA®:14 common stock at the close of business on February 28, 2011, or the CPA®:14 record date, are entitled to notice of, and to vote at, CPA®:14’s special meeting.

The affirmative vote of a majority of all the votes entitled to be cast by CPA®:14 stockholders on the matter on the CPA®:14 record date is necessary to approve the proposal relating to the merger and/or the alternate merger. If that vote is not obtained, the merger cannot be completed.

All stockholders of CPA®:14 are cordially invited to attend CPA®:14’s special meeting in person. To ensure your representation at CPA®:14’s special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or to authorize a proxy via telephone or internet as instructed in the enclosed proxy card. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at CPA®:14’s special meeting.

By Order of the Board of Directors

/s/  SUSAN C. HYDE
Susan C. Hyde, Corporate Secretary

New York, New York
[ • ], 2011

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 26, 2011

To the stockholders of Corporate Property Associates 16 — Global Incorporated:

A special meeting of stockholders of Corporate Property Associates 16 — Global Incorporated, or CPA®:16 — Global, a Maryland corporation, will be held on April 26, 2011, at 11:00 a.m., Eastern time, at the offices of W. P. Carey & Co. LLC, or W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020 for the following purposes:

1. To consider and vote upon a proposal to engage in the alternate merger described below, substantially in accordance with the Agreement and Plan of Merger, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated, or CPA®:14, CPA®:16 — Global, CPA 16 Merger Sub Inc., W. P. Carey and the other parties thereto, as described in the accompanying joint proxy statement/prospectus.

In the alternate merger, each of CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of CPA 16 Holdings Inc., or Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings. As a result, Holdings will succeed to the businesses of both CPA®:14 and CPA®:16 — Global. Each issued and outstanding share of CPA®:14 common stock will be converted into the right to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of Holdings common stock or (b) if held of record as of the close of business on February 28, 2011, upon the election by the holder, cash in an amount equal to $10.50 per share of CPA®:14 common stock. Each issued and outstanding share of CPA®:16 — Global common stock outstanding at the time of the alternate merger will be converted into one share of Holdings common stock.

2. To consider and vote upon a proposal to implement the internal reorganization of CPA®:16 — Global as an umbrella partnership real estate investment trust, or UPREIT. We refer to this transaction as the UPREIT reorganization and to this proposal as the UPREIT reorganization proposal. If this proposal is approved, CPA®:16 — Global will conduct substantially all of its future business through an operating partnership. In order to give effect to the UPREIT reorganization:

•	CPA®:16 — Global will contribute substantially all of its assets and liabilities, other than an immaterial interest in certain foreign assets, to a newly formed limited liability company (the “operating partnership”) or one or more of its subsidiaries, in exchange for a managing member interest and units of membership interest in the operating partnership, which together represent an approximately 99.985% capital interest. Carey REIT III, Inc., a subsidiary of W. P. Carey, will receive a special membership interest in the operating partnership entitling it to receive certain profits allocations and distributions of cash.

•	CPA®:16 — Global’s advisory agreement with affiliates of W. P. Carey will be amended and restated to give effect to the UPREIT reorganization and to reflect a revised fee structure.

3. To consider and vote upon a proposal to amend CPA®:16 — Global’s charter to increase the number of authorized shares of common stock of CPA®:16 — Global from 250,000,000 shares to 400,000,000 shares to ensure that it will have a sufficient amount of authorized shares to issue in the merger.

4. To transact such other business as may properly come before CPA®:16 — Global’s special meeting or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

THE TRANSACTION CONTEMPLATED BY PROPOSAL NUMBER 2 IS CONDITIONED UPON THE CONSUMMATION OF THE MERGER OR THE ALTERNATE MERGER DESCRIBED IN PROPOSAL NUMBER 1, BUT IS NOT CONDITIONED UPON THE APPROVAL OF PROPOSAL NUMBER 3. THE TRANSACTIONS CONTEMPLATED BY PROPOSALS NUMBERED 1 AND 3 ARE SEPARATE PROPOSALS, AND THOSE TRANSACTIONS ARE NOT CONDITIONED UPON ONE ANOTHER OR UPON PROPOSAL NUMBER 2.

AT A MEETING ON DECEMBER 13, 2010, CPA®:16 — GLOBAL’S BOARD OF DIRECTORS, AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF CPA®:16 — GLOBAL’S BOARD OF DIRECTORS, UNANIMOUSLY ADOPTED A RESOLUTION DECLARING THAT THE MERGER, THE ALTERNATE MERGER, THE UPREIT REORGANIZATION AND THE CHARTER AMENDMENT ARE ADVISABLE AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ALTERNATE MERGER, THE UPREIT REORGANIZATION AND THE CHARTER AMENDMENT. YOUR VOTE IS NOT REQUIRED TO APPROVE THE MERGER.

The proposed merger, the alternate merger, the UPREIT reorganization and the charter amendment are described in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before authorizing a proxy to vote. A copy of the merger agreement, the agreement of limited partnership of CPA 16 Limited Partnership and the amended and restated charter of CPA®:16 — Global are attached as Appendix A, D and E, respectively, to the accompanying joint proxy statement/prospectus. If you do not vote, the effect will be the same as voting against the alternate merger, the UPREIT reorganization and the charter amendment.

Only those stockholders whose names appear on the CPA®:16 — Global books as owning shares of CPA®:16 — Global common stock at the close of business on February 28, 2011, or the CPA®:16 — Global record date, are entitled to notice of, and to vote at, CPA®:16 — Global’s special meeting.

The affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter on the CPA®:16 — Global record date is necessary to approve the alternate merger, the UPREIT reorganization and the charter amendment. If that vote is not obtained, the alternate merger, the UPREIT reorganization and the charter amendment cannot be completed.

All stockholders of CPA®:16 — Global are cordially invited to attend CPA®:16 — Global’s special meeting in person. To ensure your representation at CPA®:16 — Global’s special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or to authorize a proxy via telephone or internet as instructed in the enclosed proxy card. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at CPA®:16 — Global’s special meeting.

By Order of the Board of Directors

/s/  SUSAN C. HYDE
Susan C. Hyde, Corporate Secretary

New York, New York
[ • ], 2011

APPENDICES

A.	Agreement and Plan of Merger, dated as of December 13, 2010, by and among Corporate Property Associates 16 — Global Incorporated, CPA 16 Acquisition Inc., CPA 16 Holdings Inc., CPA 16 Merger Sub Inc., Corporate Property Associates 14 Incorporated, CPA 14 Sub Inc., W. P. Carey & Co. LLC, and the for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V.

B.	Agreement for Sale and Purchase, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated and Corporate Property Associates 17 — Global Incorporated on behalf of single purpose entities to be formed for the purpose of acquiring the interests

C.	Agreement for Sale and Purchase, dated as of December 13, 2010, between Corporate Property Associates 14 Incorporated and W. P. Carey & Co. LLC

D.	Form of Operating Agreement of CPA 16 LLC

E.	Form of Articles of Amendment of Corporate Property Associates 16 — Global Incorporated

F.	Opinion of Robert A. Stanger & Co., Incorporated, dated as of December 13, 2010

G.	Opinion of Deutsche Bank Securities Inc., dated as of December 13, 2010

H.	Title 3, Subtitle 2 of the Maryland General Corporation Law

QUESTIONS AND ANSWERS FOR CPA®:14 AND CPA®:16 — GLOBAL STOCKHOLDERS
REGARDING THE MERGER, THE ALTERNATE MERGER AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger, the alternate merger and the special meetings of stockholders of CPA®:14 and CPA®:16 — Global. They may not include all the information that is important to you. CPA®:14 and CPA®:16 — Global urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you. Page references have been included in certain parts of this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	Who is soliciting my proxy?

A:	The directors of each of CPA®:14 and CPA®:16 — Global are sending you this joint proxy statement/prospectus and the enclosed proxy card so that you can vote on the proposed merger and/or the alternate merger. The board of directors of CPA®:14 unanimously recommends that CPA®:14 stockholders vote FOR the merger and the alternate merger and the other proposals described in this joint proxy statement/prospectus. The board of directors of CPA®:16 — Global unanimously recommends that CPA®:16 — Global stockholders vote FOR the alternate merger and the other proposals described in this joint proxy statement/prospectus. CPA®:16 — Global stockholder approval is not required for the merger.

Q:	Why am I receiving these materials?

A:	CPA®:14 and CPA®:16 — Global have entered into a merger agreement pursuant to which CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global, with CPA 16 Merger Sub being the surviving company. If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, the parties will engage in the alternate merger. In the alternate merger, CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings.

For the merger to occur, the stockholders of CPA®:14 must approve the merger. For the alternate merger to occur, the stockholders of each of CPA®:14 and CPA®:16 — Global must approve the alternate merger. That is why these materials have been sent to you.

Q:	What fees will the advisor receive in connection with the merger?

A:	Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates serve as the advisor for both CPA®:14 and CPA®:16 — Global. As CPA®:14’s advisor, Carey Asset Management Corp. will receive fees totaling approximately $46.4 million from CPA®:14 in connection with the merger and the CPA®:14 asset sales, $31.2 million of which will be paid in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share as of September 30, 2010 (after deducting the $1.00 per share special cash distribution). These fees represent subordinated disposition fees and fees for termination of the advisory agreement between CPA®:14 and its advisor. In addition, CPA®:14’s advisor will receive approximately $6.1 million in fees that have accrued but have not yet been paid under the advisory agreement.

Q:	Will W. P. Carey and its affiliated companies that provide advisory service to CPA®:14 and CPA®:16 — Global receive the same per share consideration as other CPA®:14 stockholders for their shares of CPA®:14 common stock?

A:	Yes. W. P. Carey and persons affiliated with W. P. Carey who are stockholders of CPA®:14 will receive the same per share consideration for their holdings of CPA®:14 common stock that other CPA®:14 stockholders receive. W. P. Carey has agreed to purchase that number of authorized but unissued shares of CPA®:16 — Global common stock that would generate sufficient proceeds to enable CPA®:16 — Global to pay for cash elections in the merger. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share equal of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010. In addition, W. P. Carey and CPA®:14’s advisor, each in their respective capacity as a stockholder of CPA®:14, have agreed to elect to convert all of their shares of CPA®:14 common stock into shares of CPA®:16 — Global common stock in the merger.

Q:	Are there any conditions to completion of the merger?

A:	Yes, the merger is subject to a number of conditions, including, among others, the following:

• the receipt of requisite stockholder approvals;

• the completion of the CPA®:14 asset sales;

• the closing of the funding of a new $300 million senior secured credit facility for CPA®:16 — Global; and

• holders of 50% or less of the outstanding CPA®:14 common stock electing to receive cash in the merger.

If any of these conditions is not satisfied, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global. These and other conditions to the merger are described in more detail on page 11 of this joint proxy statement/prospectus.

Q:	Why is CPA®:14 engaging in the CPA®:14 asset sales to CPA®: 17 — Global and W. P. Carey, rather than selling all of its assets to CPA®:16 — Global in the merger?

A:	Immediately prior to the merger, CPA®:14 proposes to sell interests in three properties to CPA®:17 — Global for approximately $57.4 million in cash, plus the assumption of approximately $153.9 million of related non-recourse mortgage indebtedness, and interests in three other properties to W. P. Carey for approximately $32.1 million in cash, plus the assumption of approximately $64.7 million of related non-recourse mortgage indebtedness. CPA®:16 — Global is not purchasing the properties being sold to CPA®:17 — Global because CPA®:16 — Global already is a joint venture partner in those properties and does not wish to increase its ownership interest in them. The properties being sold to W. P. Carey are properties in which W. P. Carey already is a joint venture owner, and the properties have an average remaining lease term of 7.8 years, which is shorter than CPA®:16 — Global’s preferred lease term. The completion of the CPA®:14 asset sales is a condition to the closing of the merger. The closing of the CPA®:14 asset sales is subject to the satisfaction of all other closing conditions in the merger, which by their nature are required to be satisfied prior to the closing of the merger. Prior to the closing of the merger, CPA®:14 intends to pay each CPA®:14 stockholder a $1.00 per share special cash distribution, in part, out of the proceeds of the CPA®:14 asset sales.

Q:	How will CPA®:16 — Global pay for the cash portion of the merger consideration?

A:	CPA®:16 — Global intends to pay for cash elections by CPA®:14 stockholders using a combination of the following resources:

• CPA®:14’s and CPA®:16 — Global’s available cash on hand;

• the cash proceeds of the CPA®:14 asset sales;

• a new $300 million CPA®:16 — Global senior secured credit facility; and

• if necessary, cash proceeds from the sale of CPA®:16 — Global common stock to W. P. Carey.

CPA®:16 — Global has entered into commitment letters for a new $300 million senior secured credit facility; however, the commitment letters are subject to a number of conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change in CPA®:16 — Global has occurred. There can be no assurance that CPA®:16 — Global will be able to obtain and consummate the new $300 million senior secured credit facility and, if CPA®:16 — Global is unable to do so, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global.

Q:	What is the purpose of the alternate merger described in this joint proxy statement/prospectus?

A:	The alternate merger is intended to provide an alternate tax efficient transaction if the amount of cash received by CPA®:14 stockholders in the merger could cause the merger of CPA®:14 into a subsidiary of CPA®:16 — Global to be a taxable transaction to CPA®:14 stockholders, regardless of whether they receive cash or shares of CPA®:16 — Global common stock. The intended tax treatment of the merger is for the transaction to be non-taxable to the extent that a CPA®:14 stockholder receives shares of CPA®:16 — Global common stock in the merger. In general, if the cash consideration exceeds 60% of the total consideration in the merger, the entire merger can be taxable, even to CPA®:14 stockholders who elect to receive CPA®:16 — Global common stock. If holders of more than 50% of CPA®:14’s shares of common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global. If the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, the transaction will be completed using the alternate merger. The alternate merger is intended to result in a non-taxable transaction, except for CPA®:14 stockholders who elect to receive cash for their shares of CPA®:14 common stock.

Q:	How was the exchange ratio determined?

A:	The exchange ratio was determined by dividing the estimated net asset value per share of CPA®:14 into the estimated net asset value per share of CPA®:16 — Global, in each case as of September 30, 2010. The estimated net asset value of each CPA®:14 share that was used in determining the exchange ratio was $10.50 (after deducting the $1.00 per share special cash distribution) and the estimated net asset value of each CPA®:16 — Global share that was used in determining the exchange ratio was $8.80. The estimated net asset values were calculated for each of CPA®:14 and CPA®:16 — Global by the advisor as of September 30, 2010, based in part on appraisals of each company’s real estate portfolio. The fair market values of international assets and liabilities were subsequently adjusted to reflect foreign exchange rates at November 11, 2010; however, such adjustment did not have any impact on the estimated net asset values of CPA®:14 and CPA®:16 — Global as of September 30, 2010. With respect to each of CPA®:14 and CPA®:16 — Global, the advisor then added the company’s cash and certain other assets to the estimated fair market value of the real estate and subtracted the fair market value of its debts and certain other liabilities, including its liabilities to the advisor. In the case of CPA®:14, the valuation also took into account the $1.00 per share special cash distribution. The resulting amount was then divided by the number of each company’s shares of common stock outstanding as of September 30, 2010 and rounded to the nearest $0.10 to arrive at the estimated net asset value per share.

Q.	If a CPA®:14 stockholder elects to receive common stock of CPA®:16 — Global, what will be the ongoing rate of return on his or her original investment?

A:	Each CPA®:14 stockholder currently receives $0.8004 of annual distributions per share, which represents an annual rate of return of 8.38% on invested capital of $9.55 per share (an original investment of $10.00 per share of CPA®:14 common stock, less a special distribution of $0.45 per share on July 14, 2006). Following the merger, those CPA®:14 stockholders who elected to receive CPA®:16 — Global common stock in the merger will be entitled to receive ongoing distributions paid by CPA®:16 — Global to stockholders of CPA®:16 — Global. Based on CPA®:16 — Global’s current annualized distribution rate of $0.6624 per share, each such CPA®:14 stockholder will receive $0.7904 in distributions on the 1.1932 shares of CPA®:16 — Global common stock received in exchange for each CPA®:14 share they own. This represents an annual rate of return of 9.24% on invested capital of $8.55 per share (an original investment of $10.00 per share of CPA®:14 common stock less the $0.45 per share special distribution in July 2006 and the $1.00 per share special cash distribution).

		After the Merger and the
		$1.00 per Share Special
	Current	Cash Distribution
	Invested Capital of $9.55	Invested Capital of $8.55

Rate of Return on Invested Capital	8.38%	9.24%

On a net asset value basis, CPA®:14’s current annual distribution of $0.8004 per share represents an annual rate of return of 6.96% on the estimated net asset value per share of CPA®:14 common stock of $11.50 as of September 30, 2010. CPA®:16 — Global’s annualized distribution of $0.7904 per CPA®:14 share (calculated as described above) represents an annual rate of return of 7.53% on the estimated net asset value per

v

share of CPA®:14 common stock of $10.50 (after deducting the $1.00 per share special cash distribution) as of September 30, 2010.

		After the Merger and the
		$1.00 per Share Special
	Current	Cash Distribution
	Net Asset Value of $11.50	Net Asset Value of $10.50

Rate of Return on Net Asset Value	6.96%	7.53%

Future distributions by CPA®:16 — Global are not guaranteed, however, and there can be no assurance of the future returns that CPA®:14 stockholders might receive as stockholders of CPA®:16 — Global. In addition, CPA®:16 — Global has entered into binding commitment letters with five financial institutions for the provision of a new $300 million senior secured credit facility that will be used, in part, to pay for cash elections made by CPA®:14 stockholders in the merger. The commitment letters provide that the senior secured credit facility will contain certain restrictions on CPA®:16 — Global’s ability to pay dividends to its stockholders after the merger.

Q:	How was the value of the Holdings shares determined?

A:	The alternate merger is intended to provide the same economic value and stockholder rights to CPA®:14 stockholders as the merger. Because of this, the assumed value of the Holdings shares that may be issued are of equivalent assumed value to the CPA®:16 — Global shares of common stock that would be issued in the merger, or $8.80 per share.

Q:	Will CPA®:14 and CPA®:16 — Global continue to pay distributions prior to the merger?

A:	Yes. The merger agreement provides that CPA®:14 may continue to pay a regular quarterly distribution up to $0.20010 per share and any distribution that is necessary for CPA®:14 to maintain its real estate investment trust, which is referred to in this joint proxy statement/prospectus as a REIT, qualification and avoid other adverse tax consequences specified under the merger agreement. If the merger closes during a fiscal quarter, CPA®:14 currently intends to pay a final partial quarterly distribution to its stockholders prior to the consummation of the merger in respect of the partial quarter in which the closing occurs. CPA®:16 — Global intends to continue to pay a regular quarterly distribution to its stockholders up to $0.16560 per share in respect of quarters completed prior to the merger and also currently intends to pay a partial quarterly distribution to its stockholders in respect of the quarter in which the closing of the merger occurs.

Q:	Will CPA®:14 stockholders who receive common stock in the merger, who participated in CPA®:14’s distribution reinvestment and stock purchase plan immediately prior to its suspension and who desire to participate in the distribution reinvestment and stock purchase plan of the surviving entity in the merger, be able to continue to participate in such plan?

A:	CPA®:14 has suspended its distribution reinvestment and stock purchase plan because of the merger. Each CPA®:14 stockholder electing to receive common stock in the merger who was a participant in CPA®:14’s distribution reinvestment and stock purchase plan immediately prior to its suspension and who desires to take part in the distribution reinvestment and stock purchase plan of the surviving entity in the merger will automatically be enrolled in such plan. Each CPA®:14 stockholder electing to receive common stock in the merger who was a participant in CPA®:14’s distribution reinvestment and stock purchase plan but who does not desire to take part in the distribution reinvestment and stock purchase plan of the surviving entity in the merger should contact CPA®:16 — Global’s investor relations department by calling 1-800-WPCAREY. Each CPA®:14 stockholder electing to receive common stock in the merger who desires to take part in the distribution reinvestment and stock purchase plan of the surviving entity in the merger but is not a participant in CPA®:14’s distribution reinvestment and stock purchase plan should follow the regular procedures applicable to participation in CPA®:16 — Global’s current dividend reinvestment and stock purchase plan in order to enroll in the distribution reinvestment and stock purchase plan of the surviving entity in the merger. Such stockholders should contact CPA®:16 — Global’s investor relations department by calling 1-800-WPCAREY.

Q:	What do I need to do now?

A:	After you have read this joint proxy statement/prospectus carefully, please indicate on the enclosed proxy card how you want to vote, or authorize your proxy by telephone or on the internet. For CPA®:14 stockholders, if you vote FOR the merger proposal, you must indicate whether you would like to receive shares of CPA®:16 — Global common stock or cash in exchange for your shares of CPA®:14 common stock in the merger (this will also be deemed an election to receive Holdings common stock or cash in the event the alternate merger is consummated). Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for authorizing your proxy by telephone or on the internet. The respective boards of directors of CPA®:14 and CPA®:16 — Global suggest that you return a proxy indicating your vote now even if you plan to attend the special meetings and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy and changing your vote at any time before the vote at the special meeting and will ensure that your shares are voted if you later find you cannot attend the special meeting. If you return your proxy by mail but fail to mark your voting preferences, you will be deemed to have voted your shares in favor of the merger and/or the alternate merger, as the case may be. For CPA®:14 stockholders, if you vote but do not indicate a preference to receive CPA®:16 — Global common stock or cash, you will receive CPA®:16 — Global common stock if the merger is approved (or Holdings common stock if the alternate merger is consummated).

Q:	What if I want to change my vote?

A:	You may change your vote in three ways:

• by delivering a later-dated written notice to the corporate secretary of CPA®:14 if you are a CPA®:14 stockholder, or the corporate secretary of CPA®:16 — Global if you are a CPA®:16 — Global stockholder, prior to the applicable special meeting stating that you would like to revoke your proxy;

•	by properly executing a later-dated proxy card and delivering it to the corporate secretary of CPA®:14 if you are a CPA®:14 stockholder, or the corporate secretary of CPA®:16 — Global if you are a CPA®:16 — Global stockholder, prior to the applicable special meeting; or

•	by attending the applicable special meeting and voting in person; however, your attendance alone will not revoke your proxy or change your vote.

Q:	What if I want to change my election to receive common stock or cash?

A:	If you are a CPA®:14 stockholder and you vote for the merger, you may change your election to receive either shares of CPA®:16 — Global common stock or cash in the merger in two ways:

• by delivering a written notice to the corporate secretary of CPA®:14 prior to CPA®:14’s special meeting stating that you would like to change your election; or

• by signing and indicating your new election on a later-dated proxy card and delivering it to the corporate secretary of CPA®:14 prior to or at CPA®:14’s special meeting.

Q:	What rights do I have if I oppose the merger?

A:	For CPA®:14 stockholders, you can vote against the merger (i) by indicating a vote against the merger on your proxy card and signing and mailing your proxy card in accordance with the instructions provided, (ii) by authorizing your proxy by telephone or the internet and indicating a vote against the merger or (iii) by voting against the merger in person at CPA®:14’s special meeting. CPA®:14 stockholders who vote against the merger are entitled to dissenters’ and appraisal rights with respect to the merger under Maryland law. To qualify as an objecting CPA®:14 stockholder, you must deliver to CPA®:14’s corporate secretary, at or prior to CPA®:14’s special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland, you must make a written demand on CPA®:16 — Global (or CPA®:14 if the alternate merger is consummated) for the payment of your CPA®:14 common stock, stating the number of shares for which you demand payment. If the alternate merger is to be implemented, CPA®:14 will file a Current Report on Form 8-K with the Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC, no later than one business day after the articles of merger are accepted for record in order to announce that the alternate merger was used and to notify you of the commencement of the 20-day period within which you may exercise your right to demand payment of the fair value of your CPA®:14 stock, and the date on which such 20-day period will end. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your CPA®:14 shares.

CPA®:16 — Global stockholders are not entitled to dissenters’ and appraisal rights with respect to the merger under Maryland law. If the alternate merger is consummated, however, CPA®:16 — Global stockholders will be entitled to dissenters’ and appraisal rights under Maryland law. To qualify as an objecting CPA®:16 — Global stockholder with respect to the alternate merger, you must deliver to CPA®:16 — Global’s corporate secretary, at or prior to CPA®:16 — Global’s special meeting, your written objection to the alternate merger. The written objection must be separate from and in addition to any proxy or vote against the alternate merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for record by State Department of Assessments and Taxation of Maryland, you must make a written demand on CPA®:16 — Global for the payment of your CPA®:16 — Global common stock, stating the number of shares for which you demand payment. CPA®:16 — Global will not be able to determine whether it will implement the alternate merger until after CPA®:16 — Global’s special meeting because the decision to implement the alternate merger will depend upon the number of CPA®:14 stockholders who elect to receive cash in the merger and that number cannot be finally determined until after CPA®:16 — Global’s special meeting. In the event the alternate merger is to be implemented, CPA®:16 — Global will issue a press release and file a Current Report on Form 8-K with the SEC no later than one business day after the articles of merger are accepted for record in order to announce that the alternate merger was used and to notify you of the commencement of the 20-day period within which you may exercise your right to demand payment of the fair value of your CPA®:16 — Global stock, and the date on which such 20-day period will end. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your CPA®:16 — Global shares if the alternate merger is used.

Q:	What votes of the stockholders are required to approve the merger?

A:	The affirmative vote of a majority of all the votes entitled to be cast by CPA®:14 stockholders on the matter is needed to approve the merger. A vote to approve the merger by CPA®:14 stockholders will constitute a vote in favor of both the merger and the alternate merger. The affirmative vote of a majority of all the votes entitled to be cast by of CPA®:16 — Global stockholders on the matter is needed to approve the alternate merger.

Q:	When do you expect to complete the merger?

A:	CPA®:14 and CPA®:16 — Global are working towards completing the merger as quickly as possible. The approval of CPA®:14 stockholders (with respect to the merger and the alternate merger) and CPA®:16 — Global stockholders (with respect to the alternate merger) must first be obtained at their respective special meetings. The companies hope to complete the merger in the first half of 2011; however, there can be no assurance as to when, or if, the merger will occur.

Q:	Where can I find more information about the companies?

A:	CPA®:14 and CPA®:16 — Global file reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the internet site the SEC maintains at www.sec.gov. Information with respect to CPA®:14 is also available at the internet site CPA®:14 maintains at www.cpa14.com. Information regarding CPA®:16 — Global is available at the internet site CPA®:16 — Global maintains at www.cpa16.com. Information contained on each company’s website does not constitute a part of this joint proxy statement/prospectus. You can also request copies of these documents from CPA®:14 and CPA®:16 — Global, as applicable. See “Where You Can Find More Information” on page 255.

Q:	Who will pay the cost for this proxy solicitation and how much will it cost?

A:	CPA®:14 will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:14 stockholders. CPA®:16 — Global will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:16 — Global stockholders. In addition to the solicitation of proxies by mail, each of CPA®:14 and CPA®:16 — Global may utilize some of the officers and employees of its advisor (who will receive no compensation in addition to their regular salaries) to solicit proxies personally and by telephone if needed to obtain enough votes. CPA®:14 has retained an outside firm to assist in proxy solicitation for a fee estimated not to exceed $96,000, plus out-of-pocket expenses not expected to exceed $64,000. CPA®:16 — Global has retained the same outside firm to assist with its proxy solicitation for a fee of $114,000 plus out-of-pocket expenses not expected to exceed $76,000. CPA®:14 and CPA®:16 — Global may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of this joint proxy statement/prospectus to their principals and to request authority for the execution of proxies and will reimburse such persons for their expenses in so doing.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, or would like additional copies of this joint proxy statement/prospectus, you can contact the proxy solicitors hired by each of CPA®:14 and CPA®:16 — Global:

COMPUTERSHARE FUND SERVICES, A DIVISION OF GEORGESON, INC.

280 Oser Avenue
Hauppauge, New York 11788
Telephone: (866) 525-2692

You can also contact:

For CPA®:14 stockholders:

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

Investor Relations Department

50 Rockefeller Plaza
New York, New York 10020
Telephone: (800) WP-CAREY
Facsimile: (212) 492-8922

For CPA®:16 — Global stockholders:

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

Investor Relations Department

50 Rockefeller Plaza
New York, New York 10020
Telephone: (800) WP-CAREY
Facsimile: (212) 492-8922

ADDITIONAL QUESTIONS AND ANSWERS FOR CPA®:16 — GLOBAL STOCKHOLDERS REGARDING THE UPREIT REORGANIZATION

The following questions and answers briefly address some commonly asked questions about the proposed UPREIT reorganization. They may not include all of the information that is important to you. CPA®:16 — Global urges you to read carefully this entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you. Page references have been included in certain parts of this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	Why am I receiving materials about the UPREIT reorganization?

A:	In connection with the merger, CPA®:16 — Global proposes to implement a reorganization whereby CPA®:16 — Global will be restructured as an UPREIT, as discussed in this joint proxy statement/prospectus.

The UPREIT reorganization requires the approval of the stockholders of CPA®:16 — Global. The directors of CPA®:16 — Global are sending you these materials to help you decide whether to vote for the reorganization. The board of directors of CPA®:16 — Global unanimously recommends that CPA®:16 — Global stockholders vote FOR the UPREIT reorganization proposal. The UPREIT reorganization is not a condition to the merger or the alternate merger, but the UPREIT reorganization is conditioned on the consummation of the merger or the alternate merger.

Q:	What is an UPREIT?

A:	UPREIT stands for umbrella partnership real estate investment trust. In an UPREIT structure, substantially all of a company’s assets and liabilities are held through a subsidiary partnership, known as the operating partnership, instead of being held directly by the company. Essentially, the company becomes a holding company that does not own any properties itself, but instead owns the operating partnership, which in turn owns all or substantially all of the properties and other assets the company originally owned.

Q:	What happens in the UPREIT reorganization?

A:	The UPREIT reorganization will consist of the following steps:

• CPA®:16 — Global will contribute its interests in its subsidiaries that own all of its assets and liabilities, other than an immaterial interest in certain foreign assets, to CPA 16 Merger Sub after the merger of CPA®:14 into CPA 16 Merger Sub, thereby combining both companies’ assets and liabilities. CPA®:16 — Global will then contribute its interest in CPA 16 Merger Sub to CPA®:16 — Global’s newly formed limited liability company subsidiary, organized under the laws of the State of Delaware, in exchange for the managing member interests and units of membership interest, which together represent an approximately 99.985% capital interest. We refer to the new entity as the “operating partnership.”

• The advisory agreement between CPA®:16 — Global and affiliates of W. P. Carey will be amended and restated to give effect to the UPREIT reorganization and to reflect a revised fee structure, as described below.

• Carey REIT III, Inc., a subsidiary of W. P. Carey, will receive a special membership interest in the operating partnership entitling it to receive certain profits allocations and distributions of cash.

• Thereafter, CPA®:16 — Global will conduct substantially all of its future business through its operating partnership.

Q:	What would an UPREIT reorganization mean for CPA®:16 — Global’s day-to-day operations?

A:	Conversion to an UPREIT is a change in the way CPA®:16 — Global will hold its assets — it is not a change in the essential way CPA®:16 — Global has conducted and will continue to conduct its business. Administratively, conversion to an UPREIT means that in the future CPA®:16 — Global will conduct substantially all of its business operations in the name of the operating partnership and that nearly all of

x

CPA®:16 — Global’s existing and future contracts and commitments will be in the name of the operating partnership and its subsidiaries. CPA®:16 — Global does not expect this or other aspects of the conversion to materially impact its day-to-day operations. Stockholders would not be affected in terms of the value, liquidity and other aspects of their investment in CPA®:16 — Global common stock.

Q:	What rights do I have if I oppose the UPREIT reorganization?

A:	You can vote against the UPREIT reorganization by indicating a vote against it on your proxy card and signing and mailing your proxy card in accordance with the instructions provided, by authorizing your proxy by telephone or the internet and indicating a vote against the UPREIT reorganization or by voting against the UPREIT reorganization in person at the special meeting.

Q:	What vote of the CPA®:16 — Global stockholders is required to approve the UPREIT reorganization?

A:	The affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter is needed to approve the UPREIT reorganization.

SUMMARY

Summary

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the proposed transactions described in these materials fully and for a more complete description of the legal terms of the documents governing them, you should read this entire document carefully and the documents to which you have been referred. See “Where You Can Find More Information” on page 255. Page references are included parenthetically to direct you to a more complete description of the topics in this summary.

The Companies

Corporate Property Associates 14 Incorporated 50 Rockefeller Plaza New York, New York 10020 (800) WP-CAREY	Corporate Property Associates 16 — Global Incorporated 50 Rockefeller Plaza New York, New York 10020 (800) WP-CAREY

CPA 16 Holdings Inc.
50 Rockefeller Plaza
New York, New York 10020
(800) WP-CAREY

CPA®:14, a Maryland corporation, is a REIT that invests in commercial properties leased to companies domestically and internationally, primarily on a single tenant triple-net lease basis. As of September 30, 2010, CPA®:14’s portfolio consisted of 309 properties, which are leased to 87 tenants and totaling more than 29 million square feet.

CPA®:16 — Global, a Maryland corporation, is also a REIT that invests in commercial properties leased to companies domestically and internationally, primarily on a single tenant triple-net lease basis. As of September 30, 2010, CPA®:16 — Global’s portfolio consisted of 385 properties, which are leased to 79 tenants and totaling more than 27 million square feet.

CPA®:14’s and CPA®:16 — Global’s core investment strategies are substantially the same, namely to purchase and own properties leased to a diversified group of companies on a single tenant triple-net lease basis. These leases generally require the tenants to pay substantially all of the costs associated with operating and maintaining the properties such as maintenance, insurance, taxes, structural repairs and other operating expenses related to the properties.

CPA®:14 was formed as a Maryland corporation on June 4, 1997. Between November 1997 and November 2001, CPA®:14 sold a total of 65,794,280 shares of common stock for a total of $657.9 million in gross offering proceeds. Through September 30, 2010, CPA®:14 also redeemed 4,629,147 shares (approximately $57.4 million) through its distribution reinvestment and stock purchase plan. The proceeds of CPA®:14’s offerings have been combined with non-recourse mortgage debt to purchase its property portfolio. On December 1, 2006, CPA®:14 consummated a merger with Corporate Property Associates 12 Incorporated, which we refer to in this joint proxy statement/prospectus as CPA®:12. In the merger, CPA®:14 acquired 87 properties from CPA®:12 consisting primarily of office, industrial, retail and warehouse facilities located in 25 states and totaling approximately 6.6 million square feet for a total consideration of approximately $536 million, including the assumption of approximately $197.5 million in third-party mortgage debt. CPA®:14 issued 18,470,351 shares of CPA®:14 common stock to CPA®:12 stockholders who elected to receive shares of CPA®:14 common stock in the merger.

CPA®:16 — Global was formed as a Maryland corporation on June 5, 2003. CPA®:16 — Global commenced its initial public offering in December 2003. Through two public offerings of CPA®:16 — Global’s common stock, it sold a total of 110,331,881 shares of its common stock for a total of $1.1 billion in gross offering proceeds. CPA®:16 — Global completed its second, follow-on public offering in December of 2006. Through September 30, 2010, CPA®:16 — Global also redeemed 15,554,172 shares (approximately $153.5 million) through its distribution reinvestment and stock purchase plan. The proceeds of CPA®:16 — Global’s offerings have been combined with non-recourse mortgage debt to purchase its property portfolio.

CPA 16 Merger Sub was formed as a Maryland corporation on December 10, 2010 for the sole purpose of effecting the merger. CPA 16 Merger Sub is a subsidiary of CPA®:16 — Global and has not engaged in any activity since its formation other than activities related to the merger and currently has no assets or employees. In the merger, CPA®:14 will merge with and into CPA 16 Merger Sub, with CPA 16 Merger Sub being the surviving entity. CPA 16 Merger Sub expects to qualify as a REIT for U.S. federal income tax purposes.

Each of Holdings and its two subsidiaries, CPA 14 Sub Inc., which is referred to in this joint proxy statement/prospectus as CPA 14 Sub, and CPA 16 Acquisition Inc., which is referred to in this joint proxy statement/prospectus as CPA 16 Acquisition, was formed as a Maryland corporation on December 9, 2010 for the sole purpose of facilitating the alternate merger as described herein, if the consummation of such alternate merger becomes necessary. None of Holdings, CPA 14 Sub or CPA 16 Acquisition has engaged in any activity since its formation other than activities related to the merger and none currently has any assets or employees.

Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates provide both strategic and day-to-day management services for CPA®:14 and CPA®:16 — Global, including capital funding services, investment research and analysis, investment financing and other investment related services, asset management, disposition of assets, investor relations and administrative services. We refer to these entities collectively as each of CPA®:14’s and CPA®:16 — Global’s advisor. W. P. Carey also provides office space and other facilities for CPA®:14 and CPA®:16 — Global. CPA®:14 and CPA®:16 — Global pay asset management fees and certain transactional fees to their respective advisors. CPA®:14 and CPA®:16 — Global also reimburse their respective advisors for certain expenses. Affiliates of W. P. Carey also serve as advisors for Corporate Property Associates 15 Incorporated, or CPA®:15, and Corporate Property Associates 17 — Global Incorporated, or CPA®:17 — Global, which are affiliates of CPA®:14 and CPA®:16 — Global with substantially similar investment strategies. W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

CPA®:14’s and CPA®:16 — Global’s principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020 and their telephone number is (800) WP-CAREY. Neither CPA®:14 nor CPA®:16 — Global has any employees.

The Special Meetings

CPA®:14’s special meeting will be held on April 26, 2011, at the offices of W. P. Carey at 50 Rockefeller Plaza, New York, NY 10020, starting at 10:00 a.m., Eastern Time.

CPA®:16 — Global’s special meeting will be held on April 26, 2011, at the offices of W. P. Carey at 50 Rockefeller Plaza, New York, NY 10020, starting at 11:00 a.m., Eastern Time.

Stockholders Entitled To Vote (pages 104-109)

Holders of record of shares of CPA®:14 common stock at the close of business on February 28, 2011 are entitled to notice of, and to vote at, CPA®:14’s special meeting. On the CPA®:14 record date for the special meeting, there were 87,270,235 shares of CPA®:14 common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at CPA®:14’s special meeting. As of the CPA®:14 record date, the directors and executive officers of CPA®:14 and their affiliates, as a group, owned approximately 9.2% of the outstanding shares of CPA®:14 common stock. Although CPA®:14’s bylaws prohibit any of its directors or affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:14 and its advisor, or any of its directors or affiliates, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the merger.

Holders of record of shares of CPA®:16 — Global common stock at the close of business on February 28, 2011, are entitled to notice of, and to vote at, CPA®:16 — Global’s special meeting. On the CPA®:16 — Global record date, there were 126,643,377 shares of CPA®:16 — Global common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at CPA®:16 — Global’s special meeting. As of the CPA®:16 — Global record date, the directors and executive officers of CPA®:16 — Global and their affiliates, as a group, owned approximately 5.5% of the outstanding shares of CPA®:16 — Global common stock. Although CPA®:16 — Global’s bylaws prohibit any of its directors or affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:16 — Global and its advisor, or any of its directors or affiliates, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the alternate merger.

Purposes of the Special Meetings (pages 104 and 106)

CPA®:14’s Special Meeting

At CPA®:14’s special meeting, CPA®:14 stockholders will be asked to consider and vote upon (i) the merger and the alternate merger and (ii) any other matters that are properly brought before CPA®:14’s special meeting or any adjournment or postponement of the special meeting, including without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

CPA®:16 — Global’s Special Meeting

At CPA®:16 — Global’s special meeting, CPA®:16 — Global stockholders will be asked to consider and vote upon (i) the alternate merger, (ii) the UPREIT reorganization, (iii) an amendment to CPA®:16 — Global’s charter to increase its authorized capital stock, which is referred to in this joint proxy statement/prospectus as the charter amendment, and (iv) any other matters that are properly brought before CPA®:16 — Global’s special meeting or any adjournment or postponement of the special meeting, including without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals. CPA®:16 — Global stockholder approval is not required for the merger.

The Merger and the CPA®:14 Asset Sales (page 51)

The board of directors of CPA®:14 has determined that the merger and the CPA®:14 asset sales satisfy CPA®:14’s original objectives for providing liquidity to its stockholders.

The principal reasons for the board of directors of CPA®:14 entering into the merger and the CPA®:14 asset sales are to:

•	allow stockholders to realize the estimated net asset value of their CPA®:14 common stock;

•	provide an option for stockholders to receive cash for their CPA®:14 common stock;

•	provide an option for stockholders to receive common stock of a substantially similar REIT in a non-taxable transaction; and

•	create the opportunity for stockholders to own shares of a larger W. P. Carey managed entity if they desire to do so.

The board of directors of CPA®:14 also considered a number of potentially negative factors about the merger, including:

•	for CPA®:14 stockholders who elect to receive cash in the merger, the taxable nature of the merger;

•	the elimination of the opportunity for CPA®:14 stockholders to continue to own equity securities of CPA®:14;

•	CPA®:16 — Global’s portfolio contains significantly more international properties than CPA®:14’s portfolio, which means that CPA®:14 stockholders who receive CPA®:16 — Global common stock in the merger will have greater exposure to the risks of international real estate investments;

•	the exchange ratio is fixed and based primarily on a real estate valuation as of September 30, 2010. Accordingly, adverse changes to CPA®:16 — Global’s portfolio subsequent to September 30, 2010 could alter its value but will not result in an adjustment of the exchange ratio; and

•	the risk that the merger might not be completed as a result of the failure to satisfy one or more closing conditions, including receipt of requisite stockholder approvals, the completion of CPA®:16 — Global’s new $300 million senior secured credit facility and holders of 50% or less of CPA®:14’s outstanding common stock electing to receive cash in the merger.

The board of directors of CPA®:16 — Global has determined that the merger satisfies many objectives of CPA®:16 — Global for its growth and future return to its stockholders.

The principal reasons for the board of directors of CPA®:16 — Global entering into the merger are:

•	the fact that, after the merger, CPA®:16 — Global would have greater geographic diversification and greater asset and tenant diversification than CPA®:16 — Global on a stand-alone basis while decreasing its exposure to foreign currency fluctuations, which could provide the combined company with greater cash flow stability;

•	the opportunity to acquire a large portfolio of high-quality, net leased real estate assets in a single efficient transaction, at a price based in part on an independent valuation, all of which is consistent with CPA®:16 — Global’s purpose and its governing instruments;

•	the opportunity to increase CPA®:16 — Global’s total real estate asset value, which may result in corresponding increases in its revenue and cash flow and enhance stockholder value;

•	CPA®:16 — Global’s board of directors believes that the merger should increase CPA®:16 — Global’s revenue, net income and cash flow projected for the fiscal year ending December 31, 2011, as compared to CPA®:16 — Global on a stand-alone basis; and

•	the opportunity to increase and diversify its asset base by acquiring approximately $1.63 billion of high quality real estate assets with predictable cash flow encumbered by slightly over $740 million of non-recourse mortgage debt (on a pro rata basis). CPA®:16 — Global expects to incur indebtedness under its new $300 million senior secured credit facility, in order to, among other things, pay for cash elections by CPA®:14 stockholders and pay down mortgage level indebtedness. While the additional indebtedness of $300 million will increase CPA®:16 — Global’s annual interest expense by approximately $10.8 million (based on an estimated interest rate of 3.60%), this is not expected to have an adverse impact on CPA®:16 — Global’s ability to pay distributions due to the additional cash flow that is expected to result from acquiring CPA®:14’s assets in the merger. In addition, as a result of acquiring CPA®:14’s properties in the merger, annualized contractual lease revenue and interest expense are estimated to increase by approximately $157.5 million and $45.4 million, respectively, on a pro rata basis.

Based on discussions with industry experts and having observed recent capital markets trends in the REIT industry, the board of directors of CPA®:16 — Global believes that the size and diversity of the company’s portfolio will be important factors in potentially enhancing the success of a future liquidity event for CPA®:16 — Global stockholders.

The board of directors of CPA®:16 — Global also considered a number of potentially negative factors about the merger, including:

•	the average lease maturity of CPA®:16 — Global’s portfolio is lowered by the merger. The average time to lease maturity of the CPA®:16 — Global portfolio is currently approximately 14.0 years. By adding CPA®:14’s properties to CPA®:16 — Global’s portfolio, the average time remaining on all leases in the combined company’s portfolio will be reduced to approximately 11.6 years, thereby increasing overall risks to CPA®:16 — Global stockholders related to re-leasing or sale of properties upon expiration of leases;

•	upon completion of the merger, CPA®:16 — Global will be more highly leveraged, both on an absolute basis and as a percentage of total assets, thereby exposing CPA®:16 — Global to greater risk and possible limitations on future capital plans and acquisitions, if any. In connection with the merger, CPA®:16 — Global expects to assume CPA®:14’s existing mortgage debt, which as of September 30, 2010 aggregated approximately $740 million. In addition, CPA®:16 — Global expects to enter into a new $300 million senior secured credit facility that will be used, in part, to pay for cash elections by CPA®:14 stockholders;

•	on a pro forma basis after giving effect to the merger, leases to Carrefour France SAS, the world’s second largest retailer, will represent approximately 5.6% of CPA®:16 — Global’s annualized rental income;

•	the exchange ratio is fixed and based primarily on a real estate valuation as of September 30, 2010. Accordingly, adverse changes to CPA®:14’s portfolio subsequent to September 30, 2010 could alter its value but will not result in an adjustment of the exchange ratio;

•	if 50% of CPA®:14 stockholders elect to receive cash as the merger consideration, CPA®:16 — Global’s annual interest expense would increase by approximately $8.7 million as a result of drawing down proceeds from the senior secured credit facility, which would reduce the anticipated positive impact of the merger on CPA®:16 — Global’s liquidity and ability to pay distributions;

•	if 50% or fewer CPA®:14 stockholders elect to receive cash as the merger consideration, W. P. Carey might be required to purchase shares of CPA®:16 — Global common stock to fund the payment of such cash elections, which could result in W. P. Carey and its subsidiaries collectively owning approximately 14% of CPA®:16 — Global’s outstanding common stock after giving effect to the merger;

•	the fact that the greater the number of CPA®:14 stockholders who elect to receive CPA®:16 — Global common stock in the merger, the more dilutive the merger will be to CPA®:16 — Global’s adjusted funds from operations, which is referred to in this joint proxy statement/prospectus as AFFO;

•	Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates will earn significant fees in the merger and will continue to benefit from future significant asset management fees, incentive fees and termination fees, based on any appreciation in value, from the properties that CPA®:16 — Global acquires in the merger; and

•	the fact that the merger might not be completed as a result of the failure to satisfy one or more closing conditions, including receipt of requisite stockholder approvals, the completion of CPA®:16 — Global’s new $300 million senior secured credit facility and holders of 50% or less of CPA®:14’s outstanding common stock electing to receive cash in the merger.

In the merger, CPA®:14 will be merged with and into CPA 16 Merger Sub, with CPA 16 Merger Sub continuing as the surviving company. Shares of common stock of CPA®:14 outstanding immediately prior to the merger, other than shares held by CPA®:14 stockholders who perfect their appraisal rights, will become eligible to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of CPA®:16 — Global common stock or (b) at the election of CPA®:14 stockholders, cash in an amount equal to $10.50 per share of CPA®:14 common stock. Only CPA®:14 stockholders of record as of the close of business on February 28, 2011 are eligible to elect to receive cash. CPA®:14 stockholders of record after the close of business on February 28, 2011 will only receive CPA®:16 — Global common stock in the merger.

By way of example, if 100% of the CPA®:14 stockholders were to elect to receive CPA®:16 — Global common stock in the merger, they would receive approximately 104.2 million shares of CPA®:16 — Global common stock in the merger. This would constitute approximately 45% of the outstanding shares of CPA®:16 — Global following the merger, assuming no additional issuances prior to the merger. If stockholders holding 50% of the CPA®:14 shares were to elect to receive CPA®:16 — Global common stock in the merger, they would receive approximately 56.9 million shares of CPA®:16 — Global common stock in the merger. This would constitute approximately 29% of the outstanding shares of CPA®:16 — Global following the merger, assuming no additional issuances prior to the merger.

If the merger is approved, CPA®:14 will, immediately prior to the merger, sell its interests in three properties to CPA®:17 — Global and its interest in three other properties to W. P. Carey for approximately $89.5 million in cash in the aggregate, plus the assumption of approximately $218.6 million of third-party mortgage debt which was previously incurred to finance the acquisition of the properties or to refinance such original third-party mortgage debt. Prior to the closing of the merger, CPA®:14 intends to pay each CPA®:14 stockholder a $1.00 per share special cash distribution, in part, out of the proceeds of the CPA®:14 asset sales.

A copy of the merger agreement, dated as of December 13, 2010, the agreement for sale and purchase, dated as of December 13, 2010, by and between CPA®:14 and CPA®:17 — Global, or the CPA®:17 — Global sale and purchase agreement, and the agreement for sale and purchase, dated as of December 13, 2010, by and between CPA®:14 and W. P. Carey, or the W. P. Carey sale and purchase agreement, are attached to this joint proxy statement/prospectus as Appendix A, Appendix B and Appendix C, respectively. Each of CPA®:14 and CPA®:16 — Global encourages you to read the merger agreement as it is the legal document that governs the merger. In addition, CPA®:14 encourages its stockholders to read the CPA®:17 — Global sale and purchase agreement and the W. P. Carey sale and purchase agreement as they are the legal documents that govern the CPA®:14 asset sales.

The Alternate Merger (page 7)

If the cash consideration to be received by CPA®:14 stockholders exceeds the maximum amount of cash that CPA®:16 — Global can pay in the merger in order for the transaction to satisfy the applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, which is generally 60% of the consideration, and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement (which each would have the ability to do under such circumstances), then an alternate merger will be used to complete the transaction. Under the alternate merger, each of CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of Holdings, CPA 14 Sub and CPA 16 Acquisition respectively, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings. As a result, Holdings will succeed to the businesses of both CPA®:14 and CPA®:16 — Global.

Each CPA®:14 stockholder, other than those exercising appraisal rights, will receive the merger consideration they elected under the merger, except that shares of Holdings will be issued instead of shares of CPA®:16 — Global. Also, each CPA®:16 — Global stockholder, other than those exercising appraisal rights, will receive one share of Holdings common stock for each share of CPA®:16 — Global common stock that such stockholder owned at the effective time of the alternate merger. The merger agreement also requires the parties to take other actions, such as causing Holdings’ board of directors to be the board of directors of CPA®:16 — Global and causing Holdings’ charter and bylaws to be substantially identical to CPA®:16 — Global’s charter and bylaws, so that the only material difference between the original structure and the alternate merger would be the corporate structure of the combined company. The diagrams below depict the structure of the merger and the alternate merger.

The Merger

(1)	If the UPREIT reorganization proposal is not approved by CPA®:16 — Global stockholders, the operating partnership will not be part of the transaction and CPA 16 Merger Sub will be directly owned by CPA®:16 — Global.

(2)	CPA®:16 — Global intends to cause CPA 16 Merger Sub to qualify as a REIT for federal income tax purposes. After the effective time of the merger, CPA 16 Merger Sub intends to issue 6,250 shares of common stock to 125 individuals for $50 per share in order to satisfy the REIT rules.

The Alternate Merger

(1)	If the UPREIT reorganization proposal is not approved by CPA®:16 — Global stockholders, the operating partnership will not be part of the transaction and CPA®:14 and CPA®:16 — Global will be directly owned by Holdings.

The W. P. Carey Stock Sale (page 58 and 93)

Depending upon the number of CPA®:14 stockholders who elect to receive cash in the merger, CPA®:16 — Global may need additional funds in order to supplement its available cash. CPA®:16 — Global intends to pay for cash elections by CPA®:14 stockholders using a combination of the following resources:

•	CPA®:14’s and CPA®:16 — Global’s available cash on hand;

•	the cash proceeds of the CPA®:14 asset sales;

•	a new $300 million CPA®:16 — Global senior secured credit facility; and

•	if necessary, cash proceeds from the sale of CPA®:16 — Global common stock to W. P. Carey.

If the cash on hand and available to CPA®:14 and CPA®:16 — Global, including the cash proceeds from the CPA®:14 asset sales, and the $300 million senior secured credit facility, taken together, are not sufficient to enable CPA®:16 — Global to, among other things, fulfill cash elections by CPA®:14 stockholders in the merger, W. P. Carey has agreed to purchase from CPA®:16 — Global, at or prior to the closing of the merger, in a private transaction exempt from registration under the Securities Act of 1933, as amended, which is referred to in this joint proxy statement/prospectus as the Securities Act, that number of authorized but unissued shares of CPA®:16 — Global common stock that would generate sufficient proceeds to enable CPA®:16 — Global to pay such required cash amounts to CPA®:14 stockholders. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010. Assuming that holders of 50% of CPA®:14’s outstanding common stock elect to receive shares of CPA®:16 — Global common stock in the merger, then W. P. Carey’s purchase of the maximum number of shares of CPA®:16 — Global common stock pursuant to the obligation described above would result in W. P. Carey and its subsidiaries collectively owning approximately 14% of CPA®:16 — Global’s outstanding common stock after giving effect to the merger. CPA®:16 — Global’s charter contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of its outstanding shares. CPA®:16 — Global’s board of directors has granted W. P. Carey and its subsidiaries an exemption from this ownership limitation. CPA®:16 — Global’s board of directors has also unanimously adopted a resolution approving the W. P. Carey stock sale as fair and reasonable and at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis.

The UPREIT Reorganization (page 81)

In connection with the merger, CPA®:16 — Global proposes to implement the UPREIT reorganization. Implementation of the UPREIT reorganization is conditioned on the consummation of the merger or the alternate merger.

The board of directors of CPA®:16 — Global believes that the UPREIT reorganization will allow CPA®:16 — Global to structure tax-favored transactions for property sellers and put CPA®:16 — Global on equal footing with many of its stock exchange-listed competitors. While CPA®:16 — Global does not currently expect to engage in significant acquisitions in the near term because it has substantially invested its available funds, CPA®:16 — Global believes that it would be beneficial to be organized as an UPREIT if CPA®:16 — Global ultimately decides to pursue a listing on a stock exchange. An UPREIT structure provides a mechanism to acquire properties from sellers who would otherwise incur large tax obligations if they sold their properties to CPA®:16 — Global directly. Under the UPREIT structure, sellers may contribute their properties to CPA®:16 — Global’s operating partnership in exchange for interests, which are referred to in this joint proxy statement/prospectus as units, in the operating partnership, thereby enabling those sellers to realize certain tax benefits that would be unavailable if CPA®:16 — Global acquired properties directly for cash or shares of its common stock. A majority of listed REITs are structured as UPREITs.

In addition, the board of directors of CPA®:16 — Global anticipates that the UPREIT reorganization will have a positive impact on its annual cash flows from operations because the annual asset management fee payable to its advisor will decline from 1.0% annually to 0.50% annually if the UPREIT reorganization is implemented. While Carey REIT III, Inc., which is referred to in this joint proxy statement/prospectus as Carey REIT III, a subsidiary of W. P. Carey, will receive annual distributions of available cash in respect of its special general partnership interest, the sum of the 0.50% asset management fee plus annual distributions of available cash is expected to be lower than the 1.0% annual asset management fee. CPA®:16 — Global is expected to receive approximately $5.0 million in annual net savings on a pro forma basis as a result of reducing the asset management fee. W. P. Carey has agreed that in no event shall Carey REIT III receive annual distributions of available cash in an amount that exceeds 0.50% of the value of CPA®:16 — Global’s assets.

The board of directors of CPA®:16 — Global also considered a number of potentially negative factors about the UPREIT reorganization, including:

•	costs of approximately $1.4 million to implement the UPREIT reorganization, primarily resulting from taxes on the transfers of properties to the operating partnership;

•	the special general partnership interest to be issued to Carey REIT III could result in significant payments to Carey REIT III;

•	W. P. Carey, as the significant stockholder of Carey REIT III, will benefit from the more favorable federal income tax treatment of partnership distributions, which are taxed at lower rates than fee income, which is taxed as ordinary income;

•	sellers of additional properties to the operating partnership may require CPA®:16 — Global to agree to maintain a certain level of debt on the properties and refrain from selling them for a period of time for tax purposes;

•	the issuance of units of the operating partnership would have a dilutive effect on the interest of CPA®:16 — Global (and therefore that of CPA®:16 — Global stockholders) in assets of the operating partnership;

•	CPA®:16 — Global may be required to incur a one-time, non-cash charge in an amount equal to the fair market value of the special general partnership interest, which could be a material amount; and

•	since CPA®:16 — Global does not expect to pursue significant acquisitions in the near term, it may not recognize the benefits associated with being able to structure tax-favored transactions with property sellers for some time or at all.

CPA®:14 Board of Directors’ Recommendations to Stockholders of CPA®:14 (page 104)

AT A MEETING ON DECEMBER 10, 2010, CPA®:14’S BOARD OF DIRECTORS, AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF CPA®:14’s BOARD OF DIRECTORS, VOTED UNANIMOUSLY TO APPROVE AND DECLARE ADVISABLE THE MERGER AND THE ALTERNATE MERGER. CPA®:14’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE ALTERNATE MERGER ARE IN THE BEST INTERESTS OF CPA®:14 AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT CPA®:14 STOCKHOLDERS VOTE FOR THE MERGER (WHICH VOTE WILL ALSO CONSTITUTE APPROVAL FOR THE ALTERNATE MERGER).

CPA®:16 — Global Board of Directors’ Recommendation to Stockholders of CPA®:16 — Global (page 107)

AT A MEETING ON DECEMBER 13, 2010, CPA®:16 — GLOBAL’S BOARD OF DIRECTORS, AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF CPA®:16 — GLOBAL’S BOARD OF DIRECTORS, VOTED UNANIMOUSLY TO APPROVE AND DECLARE ADVISABLE THE MERGER, THE ALTERNATE MERGER, THE UPREIT REORGANIZATION AND THE CHARTER AMENDMENT. CPA®:16 — GLOBAL’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER, THE ALTERNATE MERGER, THE UPREIT REORGANIZATION

AND THE CHARTER AMENDMENT ARE IN THE BEST INTERESTS OF CPA®:16 — GLOBAL AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT CPA®:16 — GLOBAL STOCKHOLDERS VOTE FOR THE ALTERNATE MERGER, THE UPREIT REORGANIZATION AND THE CHARTER AMENDMENT. CPA®:16 — GLOBAL STOCKHOLDER APPROVAL IS NOT REQUIRED FOR THE MERGER.

Opinion of CPA®:14’s Financial Advisor (page 61)

At a meeting of the special committee of CPA®:14’s board of directors on December 10, 2010, Robert A. Stanger and Company, Inc., which is referred to in this joint proxy statement/prospectus as Stanger, delivered its oral opinion, subsequently confirmed in writing, dated as of December 13, 2010, to the special committee of CPA®:14 that, as of that date, based upon and subject to the various considerations set forth in the opinion (i) the merger consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the merger; (ii) the special cash distribution of $1.00 per share of CPA®:14 common stock (together with the merger consideration, being referred to in this joint proxy statement/prospectus as the aggregate consideration) to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the CPA®:14 asset sales; and (iii) the aggregate consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the merger and the CPA®:14 asset sales is, in each case, fair to such stockholders from a financial point of view. Stanger was selected by the special committee of CPA®:14 to act as its financial advisor based on its qualifications, experience, and reputation.

The full text of Stanger’s opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations of the scope of the review undertaken by Stanger in rendering its opinion, is attached as Appendix F to this joint proxy statement/prospectus. CPA®:14’s stockholders are urged to, and should, read Stanger’s opinion carefully and in its entirety. Stanger’s opinion was directed to CPA®:14’s special committee and is not intended to be, and does not constitute, a recommendation to CPA®:14’s special committee, CPA®:14’s board of directors or CPA®:14 to proceed with the merger and the CPA®:14 asset sales, nor does it constitute a recommendation to any CPA®:14 stockholder as to how they should vote on, or take any other action with respect to, the merger or the CPA®:14 asset sales, including, without limitation, as to whether any CPA®:14 stockholder should elect to receive cash or stock, or any combination thereof, in connection with the merger. The summary of Stanger’s opinion set forth in this proxy statement/prospectus is qualified by reference to the full text of such opinion.

Opinion of CPA®:16 — Global’s Financial Advisor (page 70)

Deutsche Bank Securities Inc., which is referred to in this joint proxy statement/prospectus as Deutsche Bank, acted as financial advisor to CPA®:16 — Global’s special committee in connection with the proposed merger. CPA®:16 — Global’s special committee requested that Deutsche Bank, in its role as financial advisor, evaluate the fairness, from a financial point of view, to CPA®:16 — Global of the merger consideration to be paid by CPA®:16 — Global in the merger. On December 13, 2010, Deutsche Bank delivered its oral opinion, which it subsequently confirmed in writing, dated as of December 13, 2010, to CPA®:16 — Global’s special committee that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration was fair, from a financial point of view, to CPA®:16 — Global.

The full text of Deutsche Bank’s fairness opinion, which sets forth the procedures followed, assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in rendering its opinion, is attached as Appendix G to this joint proxy statement/prospectus and is incorporated herein by reference. We urge you to read Deutsche Bank’s opinion in its entirety. Deutsche Bank provided its opinion for the information and assistance of CPA®:16 — Global’s special committee in connection with its consideration of the merger. Deutsche Bank’s opinion does not address any other aspect of the merger and is not a recommendation to any CPA®:16 — Global stockholder as to how to vote on any matter. All summaries of the opinion of Deutsche Bank set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion.

Estimated Net Asset Value Calculations (page 79)

The estimated net asset values of each of CPA®:14 and CPA®:16 — Global as of September 30, 2010 were calculated by the advisor in a manner consistent with prior estimated net asset values that have been reported annually by each company. Under the terms of the merger agreement, no later estimated net asset values of CPA®:14 or CPA®:16 — Global will be calculated. There can be no assurance that, either individually or in the aggregate, material changes have not occurred, nor will occur, in the estimated net asset values of CPA®:14 or CPA®:16 — Global either before or after the date the merger agreement was signed.

The Merger Agreement (page 91)

Conditions to the Merger

The respective obligations of the parties under the merger agreement are subject to the satisfaction or waiver of several conditions at or prior to the closing date, including:

•	CPA®:14’s stockholders will have approved the merger and the alternate merger and CPA®:16 — Global’s stockholders will have approved the alternate merger;

•	holders of 50% or less of the outstanding CPA®:14 common stock will have elected to receive cash in the merger;

•	the registration statement, of which this joint proxy statement/prospectus forms a part, will have become effective and no stop order will have been issued or threatened by the SEC;

•	no order, injunction or other legal restraint or prohibition preventing the consummation of the merger will be in effect;

•	all consents, approvals, permits and authorizations required by the merger agreement to be obtained from any governmental entity will have been obtained; and

•	the closing of the CPA®:14 asset sales will have occurred.

The obligations of CPA®:16 — Global to effect the merger are further subject to the satisfaction or waiver on the closing date of several conditions, including:

•	The representations and warranties of CPA®:14 will be true and correct on the closing date, except where the failure of such representations and warranties to be true and correct would not reasonably be likely to have a “material adverse effect” (see page 95) on CPA®:14;

•	CPA®:14 will have performed in all material respects all covenants and obligations required to be performed by it under the merger agreement;

•	there will have occurred no changes, events or circumstances which constitute a material adverse effect on CPA®:14;

•	CPA®:16 — Global will have received an opinion as to CPA®:14’s REIT qualification and the qualification of the merger as a reorganization for U.S. federal income tax purposes;

•	all necessary consents and waivers from third parties set forth in the merger agreement will have been obtained, except such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have a material adverse effect on CPA®:14; and

•	CPA®:16 — Global will have obtained its new $300 million senior secured credit facility and, if necessary, cash proceeds from W. P. Carey in connection with the W. P. Carey stock sale.

The obligations of CPA®:14 to effect the merger are further subject to the satisfaction or waiver on the closing date of several conditions, including:

•	The representations and warranties of CPA®16 will be true and correct on the closing date, except where the failure of such representations and warranties to be true and correct would not reasonably be likely to have a material adverse effect on CPA®:16 — Global;

•	CPA®:16 — Global will have performed in all material respects all covenants and obligations required to be performed by it under the merger agreement;

•	there will have occurred no changes, events or circumstances which constitute a material adverse effect on CPA®:16 — Global;

•	CPA®:14 will have received an opinion as to CPA®:16 — Global’s REIT qualification and the qualification of the merger as a reorganization for U.S. federal income tax purposes; and

•	all necessary consents and waivers from third parties set forth in the merger agreement will have been obtained, except such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have a material adverse effect on CPA®:16 — Global.

Unless prohibited by law, either CPA®:14 or CPA®:16 — Global could elect to waive a condition in its favor that has not been satisfied and complete the merger. No waiver will be made that by law requires further approval by stockholders without obtaining such approval. For example, if either CPA®:14 or CPA®:16 — Global elects to waive the condition that each party receive agreed-upon tax opinions, the stockholders of CPA®:14 will be informed of such waiver prior to being asked to vote on the merger and the alternate merger and the stockholders of CPA®:16 — Global will be informed of such waiver prior to being asked to vote on the alternate merger.

Limitations on Distributions

The merger agreement provides that CPA®:14 may continue to pay a regular quarterly distribution up to $0.20010 per share and any distribution that is necessary for CPA®:14 to maintain its REIT qualification and avoid other adverse tax consequences. The merger agreement also provides that CPA®:16 — Global may pay a regular quarterly distribution up to $0.16560 per share, and that CPA®:16 — Global may also pay any distribution that is necessary for CPA®:16 — Global to maintain its REIT qualification and avoid other adverse tax consequences.

In addition, prior to the closing of the merger, CPA®:14 intends to pay each CPA®:14 stockholder a $1.00 per share special cash distribution, in part, out of the proceeds of the CPA®:14 asset sales.

Termination of the Merger Agreement

Either CPA®:14 or CPA®:16 — Global can terminate the merger agreement at any time prior to the effective time of the merger (whether before or after requisite stockholder approvals are obtained):

•	by mutual written consent duly authorized by the board of directors of each of CPA®:14 and CPA®:16 — Global;

•	by either party, if the other party has breached any representation, warranty, covenant or agreement set forth in the merger agreement, or if any representation or warranty by the other party has become untrue, in either case such that either party’s related closing condition would be incapable of being satisfied by September 30, 2011;

•	by either party upon the entry of any judgment, injunction, order, decree or action by any governmental entity or other competent authority preventing the consummation of the merger that has become final and nonappealable;

•	by CPA®:14, if the merger is not consummated before September 30, 2011 (unless the failure results from a material breach by CPA®:14 of any representation, warranty, covenant or agreement contained in the merger agreement), provided that such date shall be automatically extended until December 31, 2011 if (x) the closing condition to obtain all governmental consents, approvals, permits and authorizations is not capable of being satisfied as of September 30, 2011 but is reasonably likely to be satisfied by December 31, 2011 or (y) the CPA®:14 asset sales have not been completed as of September 30, 2011;

•	by CPA®:16 — Global, if the merger is not consummated before September 30, 2011 (unless the failure results from a material breach by CPA®:16 — Global of any representation, warranty, covenant or agreement contained in the merger agreement), provided that such date shall be automatically extended until December 31, 2011 if (x) the closing condition to obtain all governmental consents, approvals, permits and authorizations is not capable of being satisfied as of September 30, 2011 but is reasonably likely to be satisfied by December 31, 2011 or (y) the CPA®:14 asset sales have not been completed as of September 30, 2011;

•	by CPA®:14, if CPA®:14’s board of directors or any committee thereof shall have withdrawn its recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior competing transaction and has paid, or has agreed in writing to pay, CPA®:16 — Global certain out-of-pocket expenses;

•	by CPA®:16 — Global, if (i) prior to CPA®:14’s special meeting, the board of directors of CPA®:14 or any committee thereof shall have withdrawn or modified in any manner adverse to CPA®:16 — Global its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, any superior competing transaction or (ii) CPA®:14 shall have entered into any agreement with respect to any superior competing transaction;

•	by either party, if, upon a vote at a duly held special meeting of CPA®:14 stockholders or any adjournment or postponement thereof, CPA®:14 stockholders do not approve the merger;

•	by either party, if, upon a vote at a duly held special meeting of CPA®:16 — Global stockholders or any adjournment or postponement thereof, CPA®:16 — Global stockholders do not approve the alternate merger; or

•	by either party, if holders of more than 50% of CPA®:14’s outstanding common stock elect to receive cash in the merger.

CPA®:14 has agreed to pay CPA®:16 — Global’s out-of-pocket expenses up to $5 million if the merger agreement is terminated (i) by CPA®:16 — Global due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:14 or (ii) by CPA®:14 due to CPA®:14’s board of directors withdrawing its recommendation of the merger or the merger agreement in connection with, or approving or recommending, a superior competing transaction.

CPA®:16 — Global has agreed to pay CPA®:14’s out-of-pocket expenses up to $4 million if the merger agreement is terminated by CPA®:14 due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:16 — Global.

W. P. Carey has agreed that if the merger agreement is terminated by CPA®:14 or CPA®:16 — Global because the closing condition that CPA®:16 — Global receive funding of its new $300 million senior secured credit facility or, if applicable, the closing condition to complete the W. P. Carey stock sale is not satisfied or waived, W. P. Carey will pay (i) CPA®:14’s out-of-pocket expenses up to $4 million and (ii) CPA®:16 — Global’s out-of pocket expenses up to $5 million. W. P. Carey has also agreed to pay CPA®:14 out-of-pocket expenses up to $4 million if the merger agreement is terminated by CPA®:14 or CPA®:16 — Global due to more than 50% of CPA®:14 stockholders electing to receive cash in the merger or CPA®:14 failing to obtain the requisite stockholder approval.

The Sale and Purchase Agreements (pages 99 and 101)

Immediately before the effective time of the merger, and subject to (i) the satisfaction of all conditions precedent to the merger (other than the CPA®:14 asset sales and other than those which by their nature are satisfied at the closing of the merger), to be evidenced by the written confirmation of CPA®:16 — Global and (ii) the delivery of all documents required under the CPA®:17 — Global and W. P. Carey sale and purchase agreements, CPA®:17 — Global and W. P. Carey will each purchase from CPA®:14 the direct and indirect interests of CPA®:14 in three properties, subject to certain exceptions.

Release and Assumption of Risk by CPA®:17 — Global and W. P. Carey

Each of CPA®:17 — Global and W. P. Carey has agreed, upon the closing of the CPA®:14 asset sales, to waive, relinquish and release CPA®:14 from and against any and all claims of any kind that either CPA®:17 — Global and W. P. Carey may assert arising out of any construction defects, physical or environmental conditions, the violation of any applicable laws and any and all other matters regarding the properties being sold, except as expressly provided in the CPA®:17 — Global and W. P. Carey sale and purchase agreements.

Termination of the Sale and Purchase Agreements Due to Default

If, after written demand, either CPA®:14, on the one hand, or CPA®:17 — Global or W. P. Carey, on the other hand, fails to consummate the applicable CPA®:17 — Global or W. P. Carey sale and purchase agreement to which it is a party in accordance with its terms, other than by reason of (i) the other party’s breach of any of its respective representations and warranties, (ii) the other party’s continuing default of its respective material covenants after ten days’ prior written notice of the default, (iii) termination of the applicable CPA®:17 — Global or W. P. Carey sale and purchase agreement pursuant to a party’s express right to do so, or (iv) the failure of the satisfaction of any condition or contingency contained in the applicable CPA®:17 — Global or W. P. Carey sale and purchase agreement that is within the control of the other party to satisfy, then either CPA®:14, on the one hand, or CPA®:17 — Global or W. P. Carey, on the other hand, may terminate the applicable CPA®:17 — Global or W. P. Carey sale and purchase agreement to which it is a party or pursue specific performance of such sale and purchase agreement, but any action for specific performance must be commenced within 60 days after September 30, 2011.

In the event of a continuing default by CPA®:14, on the one hand, or CPA®:17 — Global or W. P. Carey, on the other hand, after the closing of the CPA®:14 asset sales in any of its respective representations, warranties or covenants, which survive the closing, and such default continues after the closing for more than 30 days after written notice of such default, the non-defaulting party will be entitled to pursue remedies available at law or in equity.

Potential Conflicts (page 87)

In considering the recommendations of CPA®:14’s board of directors to approve the merger and the alternate merger, and of CPA®:16 — Global’s board of directors to approve the alternate merger, you should be aware that the advisor of each of CPA®:14 and CPA®:16 — Global and their respective officers and directors may have interests in the proposed transactions that are different from or in addition to your interests as stockholders generally. These interests include the following:

•	Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates invest in and serve as the advisor for both CPA®:14 and CPA®:16 — Global, and CPA®:14 and CPA®:16 — Global share certain common officers and directors.

•	While each of the boards of directors of CPA®:14 and CPA®:16 — Global formed separate committees of independent directors represented by separate legal advisors to structure, negotiate and approve the terms of the merger and the alternate merger, and the special committees of each board of directors have been provided with a fairness opinion by separate financial advisors regarding the merger and the alternate merger, representatives of the advisor, who also serve as the officers of each of CPA®:14 and CPA®:16 — Global, were substantially involved in considering liquidity alternatives for CPA®:14 and analyzing the terms and conditions of the merger, the alternate merger and the CPA®:14 asset sales. If CPA®:14 had only independent representatives involved in considering liquidity alternatives for CPA®:14 and in providing information and advice concerning the merger, the alternate merger and the CPA®:14 asset sales and analyzing the merger agreement or if CPA®:16 — Global had only independent representatives involved in analyzing the merger, the alternate merger and the CPA®:14 asset sales, the terms of the transaction might have been different, including a third-party transaction for CPA®:14, which could have possibly achieved a more favorable result for each of CPA®:14 and CPA®:16 — Global stockholders.

•	Although CPA®:14 and CPA®:16 — Global are both managed by affiliates of W. P. Carey and W. P. Carey has employed similar due diligence methods with respect to the acquisition of properties by CPA®:14 and CPA®:16 — Global, CPA®:16 — Global will not have the benefit of a recent, independent due diligence investigation of CPA®:14 and its portfolio.

•	Each of the boards of directors of CPA®:14 and CPA®:16 — Global included a director who had a conflict of interest because such director also serves as a director and/or chairman of W. P. Carey and its affiliated advisory entities.

•	Certain directors of CPA®:14 and CPA®:16 — Global serve, and have served, on the boards of other REITs formed under the Corporate Property Associates brand: CPA®:15 and CPA®:17 — Global (collectively, including CPA®:14 and CPA®:16 — Global, the “CPA® REITs”). Dr. Marshall E. Blume, an independent director of CPA®:14, was also an independent director of CPA®:15 and CPA®:16 — Global until his resignation from those boards of directors in June 2009 and July 2010, respectively. Dr. Blume did not participate in any deliberations regarding the merger, the alternate merger or the UPREIT reorganization during his tenure as a CPA®:16 — Global independent director. Dr. Blume also serves as an independent director of CPA®:17 — Global. James D. Price, an independent director of CPA®:14, was also an independent director of CPA®:16 — Global until his resignation from the CPA®:16 — Global board of directors in September 2007. Mr. Price also serves as an independent director of CPA®:15 and CPA®:17 — Global. Richard J. Pinola, an independent director of CPA®:15, CPA®:16 — Global and CPA®:17 — Global, was also an independent director of CPA®:14 until his resignation from the CPA®:14 board of directors in July 2010. Mr. Pinola did not participate in any deliberations regarding the merger, the alternate merger or the CPA®:14 asset sales during his tenure as a CPA®:14 independent director. Elizabeth P. Munson, an independent director of CPA®:16 — Global, was also an independent director of CPA®:14 until her resignation from the CPA®:14 board of directors in September 2007. Ms. Munson did not participate in any deliberations regarding the merger, the alternate merger or the CPA®:14 asset sales during her tenure as a CPA®:14 independent director. Ms. Munson also serves as an independent director of CPA®:15 and CPA®:17 — Global. Wm. Polk Carey serves as a director and chairman of CPA®:14, CPA®:15, CPA®:16 — Global, CPA®:17 — Global and W. P. Carey.

•	CPA®:14’s advisor will earn subordinated disposition fees of $15.2 million and $6.1 million in fees that have accrued but have not yet been paid under the CPA®:14 advisory agreement. In addition, because CPA®:16 — Global already has the CPA®:16 — Global advisory agreement with the advisor to CPA®:14 and does not want to be subject to the fees which may be payable under the CPA®:14 advisory agreement, CPA®:14 and its advisor have mutually agreed to terminate the CPA®:14 advisory agreement immediately prior to the completion of the merger, and CPA®:14 will pay its advisor a termination fee. The CPA®:14 advisory agreement provides for the termination fee to be calculated as the amount equal to 15% of the amount by which (i) the value of the properties on the termination date (based on the most current valuation subject to certain adjustments), less the amount of all indebtedness collateralized by such properties, exceeds (ii) the total of the initial investor capital on the final closing date reduced by any redemptions and distributions plus an amount equal to the preferred return of 7% through the termination date reduced by the total dividends paid by CPA®:14 from its inception through the termination date. Calculated in such manner, based on the valuations of CPA®:14’s properties as of September 30, 2010, the termination fee will be approximately $31.2 million. CPA®:14’s advisor has elected to receive the entire amount of the termination fees payable from CPA®:14 to its advisor pursuant to the CPA®:14 advisory agreement in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share as of September 30, 2010 (after deducting the $1.00 per share special cash distribution). In addition, W. P. Carey and CPA®:14’s advisor, each in their respective capacity as a stockholder of CPA®:14, have agreed to elect to convert all of their shares of CPA®:14 common stock into shares of CPA®:16 — Global common stock in the merger, and W. P. Carey has further agreed to purchase shares of CPA®:16 — Global common stock, if necessary, to enable CPA®:16 — Global to pay for cash elections in the merger. The CPA®:14 advisor will also be entitled to receive its monthly asset management fee of one twelfth of 1% of the value of CPA®:14’s assets through the closing date of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the CPA®:14 special committee, who are not affiliated with W. P. Carey, have agreed with CPA®:14’s advisor and its affiliates that no other fees will be payable under the CPA®:14 advisory agreement. CPA®:16 — Global’s advisor has also agreed to waive on its behalf and on behalf of its affiliates the right to collect from CPA®:16 — Global any and all acquisition fees, subordinated acquisition fees, subordinated disposition fees and subordinated distributions that would otherwise be payable by CPA®:16 — Global or the operating partnership in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:14 in the merger.

•	Carey Asset Management Corp. and its affiliates, as the advisor to CPA®:16 — Global, will benefit from the merger because all of CPA®:14’s assets, other than those assets acquired by CPA®:17 — Global and W. P. Carey pursuant to the CPA®:17 — Global and W. P. Carey sale and purchase agreements and those six assets that may be sold to unaffiliated third parties, will be acquired by CPA®:16 — Global rather than by a third party. CPA®:16 — Global’s advisor will, therefore, continue to earn significant asset management fees relating to these assets from the combined company. CPA®:16 — Global’s advisor will also be entitled to earn incentive fees or termination fees in respect of increases in value of such assets after they are acquired by CPA®:16 — Global in the merger. CPA®:16 — Global’s advisor is also the advisor to CPA®:17 — Global. As CPA®:17 — Global’s advisor, Carey Asset Management Corp. and its affiliates have agreed to waive any and all acquisition fees and subordinated acquisition fees which would otherwise be payable by CPA®:17 — Global in connection with the CPA®:14 assets purchased by CPA®:17 — Global pursuant to the CPA®:17 — Global sale and purchase agreement. However, as CPA®:17 — Global’s advisor, Carey Asset Management Corp. and its affiliates will continue to earn asset management fees on those CPA®:14 assets purchased by CPA®:17 — Global and will be entitled to earn cash distributions in respect of increases in value of such assets after they are acquired by CPA®:17 — Global. In addition, Carey Asset Management Corp. and its affiliates, as the advisor to CPA®:16 — Global and CPA®:17 — Global, will be reimbursed for their expenses under the CPA®:16 — Global advisory agreement and the CPA®:17 — Global advisory agreement with respect to CPA®:16 — Global’s and CPA®:17 — Global’s entire portfolio, respectively, including the assets of CPA®:14 acquired by CPA®:16 — Global in the merger and by CPA®:17 — Global pursuant to the CPA®:17 — Global sale and purchase agreement.

•	The estimated net asset value of each of CPA®:14 and CPA®:16 — Global was determined by the advisor based in part on underlying appraisals of each company’s real estate portfolio. The calculation of net asset values was not subject to an arm’s-length negotiation.

•	CPA®:14 did not solicit market bids for its real estate properties and accordingly, the price CPA®:16 — Global is paying for such properties, which is based on the estimated net asset value of CPA®:14’s assets as of September 30, 2010, may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis.

•	W. P. Carey and its affiliates currently manage public and private real estate investment partnerships and REITs that have investment and rate of return objectives substantially similar to those of CPA®:14 and CPA®:16 — Global. In addition, W. P. Carey expects to manage or advise, directly or through affiliates, additional REITs and other investment entities. Therefore, those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

The members of CPA®:14’s and CPA®:16 — Global’s respective boards of directors and special committees of CPA®:14’s and CPA®:16 — Global’s respective boards of directors were informed of the foregoing, and CPA®:14’s board of directors and the special committee of CPA®:14’s board of directors considered them when they approved the proposals described in this joint proxy statement/prospectus.

Accounting Treatment (page 57)

The merger will be accounted for under the purchase method of accounting for financial reporting purposes.

Material U.S. Federal Income Tax Considerations (page 109)

As a condition to the merger, CPA®:14 and CPA®:16 — Global will each receive legal opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the Code, and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:14 or CPA®:16 — Global or any of their stockholders as a result of the merger, except with respect to CPA®:14 stockholders who elect to receive cash in the merger or who receive cash by exercising their appraisal rights. If the alternate merger is consummated, (i) CPA®:14 will receive a legal opinion from its counsel to the effect that the alternate merger should qualify as a transfer of shares of CPA®:14 to Holdings under Section 351 of the Code and that no income or gain should be recognized for U.S. federal income tax purposes by CPA®:14 or any of its stockholders as a result of the alternate merger for U.S. federal tax purposes, except with respect to CPA®:14 stockholders who elect to receive cash in the alternate merger or CPA®:14 stockholders who receive cash by exercising their appraisal rights and (ii) CPA®:16 — Global will receive a legal opinion from its counsel to the effect that Holdings’ acquisition of CPA®:16 — Global in the alternate merger will qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:16 — Global or any of its stockholders as a result of the alternate merger for U.S. federal income tax purposes, except with respect to CPA®:16 — Global stockholders who receive cash by exercising their appraisal rights. These opinions will be based on, among other things, representations and warranties of CPA®:14 and CPA®:16 — Global. Accordingly, CPA®:14 and CPA®:16 — Global expect that none of CPA®:16 — Global, CPA®:16 — Global stockholders, CPA®:14 or CPA®:14 stockholders will recognize income or gain for U.S. federal income tax purposes as a result of the merger, except with respect to CPA®:14 stockholders who receive cash pursuant to the election available to them to receive $10.50 in cash in lieu of CPA®:16 — Global common stock, and CPA®:14 and CPA®:16 — Global stockholders who receive cash pursuant to the exercise of appraisal rights.

Your tax treatment will depend on your specific situation and you should consult your tax advisor for a full understanding of the tax consequences to you of the merger and the alternate merger.

Regulatory Matters (page 58)

CPA®:14 is not aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the merger, the alternate merger or the CPA®:14 asset sales.

CPA®:16 — Global is also not aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the merger, the alternate merger, the UPREIT reorganization or the charter amendment.

Objecting Stockholders’ Rights of Appraisal (page 59)

If you hold CPA®:14 common stock and do not wish to receive either form of merger consideration in exchange for your shares, you are entitled to obtain payment of the fair value of your shares in cash. If you hold CPA®:16 — Global common stock, you are also entitled to obtain payment of the fair value of your shares in cash, but only if the alternate merger is consummated. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the merger and the alternate merger with CPA®:14 if you are a CPA®:14 stockholder, or your written objection to the alternate merger with CPA®:16 — Global if you are a CPA®:16 — Global stockholder. You must not vote in favor of the merger or the alternate merger if you are a CPA®:14 stockholder, and you must not vote in favor of the alternate merger if you are a CPA®:16 — Global stockholder, and you must comply with certain other requirements of the Maryland General Corporation Law, which is referred to in this joint proxy statement/prospectus as the MGCL. CPA®:16 — Global stockholders are not entitled to dissenters’ and appraisal rights with respect to the merger under Maryland law. A copy of the relevant sections of the MGCL is attached to this joint proxy statement/prospectus as Appendix H.

Once a demand for cash payment is filed, holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive CPA®:16 — Global or Holdings common stock, as applicable, except the right to receive payment of the fair value of their shares. If you do not properly file a written objection to the merger and/or the alternate merger with CPA®:14 or CPA®:16 — Global, as applicable, if you vote in favor of the merger and/or the alternate merger, as applicable, or if you otherwise fail to comply with the requirements of the MGCL, then you will receive CPA®:16 — Global common stock (or Holdings common stock if the alternate merger is consummated) as if you had elected to receive CPA®:16 — Global common stock in the merger (or Holdings common stock in the alternate merger).

If you object to the merger and/or the alternate merger, as applicable, and demand payment of the fair value of your shares, the fair value will be determined by a court. How the court will value shares of CPA®:14 and/or CPA®:16 — Global common stock cannot be predicted, and the fair value may be higher, lower, or equal in value to the merger consideration being paid in the merger or the alternate merger. For more information on rights of appraisal, see “The Merger — Objecting Stockholders’ Rights of Appraisal.”

FINANCIAL SUMMARY

The following information has been derived from the audited consolidated financial statements of each of CPA®:14 and CPA®:16 — Global for the five years ended December 31, 2009 and the unaudited consolidated financial statements of each of CPA®:14 and CPA®:16 — Global for the nine months ended September 30, 2010 and 2009. This information is only a summary and should be read in conjunction with the unaudited pro forma financial statements of CPA®:16 — Global included elsewhere herein, and the historical financial statements and related notes thereto for CPA®:14 and CPA®:16 — Global included in this joint proxy statement/prospectus.

Selected Historical Financial Data of CPA®:14

	Historical					Historical
	Years Ended December 31,					September 30,
	2009	2008	2007	2006	2005	2010	2009
	(In thousands except per share amounts)

Operating Data(a)
Total revenues(b)	$162,537	$155,294	$151,760	$121,554	$118,565	$116,410	$116,718
Income from continuing operations	34,635	41,327	52,301	54,249	42,412	20,436	26,763
Net income(c)	7,001	47,201	65,954	71,574	49,402	42,938	13,795
Less: Net income attributable to noncontrolling interests	(1,685)	(2,037)	(1,564)	(1,956)	(2,153)	(2,050)	(1,360)

Net income attributable to CPA®:14 stockholders	5,316	45,164	64,390	69,618	47,249	40,888	12,435

Earnings per share:
Income from continuing operations attributable to CPA®:14 stockholders	0.38	0.45	0.58	0.77	0.62	0.21	0.29
Net income attributable to CPA®:14 stockholders	0.06	0.51	0.73	0.99	0.69	0.47	0.14
Cash distributions declared per share	0.7934	0.7848	0.7766	0.7711	0.7646	0.5998	0.5943
Balance Sheet Data
Total assets	$1,551,969	$1,637,430	$1,715,148	$1,675,323	$1,295,036	$1,431,091	$1,586,321
Net investments in real estate(d)	1,310,471	1,368,111	1,433,314	1,491,815	1,202,567	1,211,853	1,344,729
Long-term obligations(e)	812,543	821,262	861,902	826,459	679,522	698,344	818,782
Book value per common stock(f)	6.78	7.44	7.78	7.59	7.94	6.73	6.99
Other Information
Cash flow from operating activities	$87,900	$110,697	$89,730	$102,232	$70,895	$68,205	$64,565
Cash distributions paid	68,832	68,851	68,323	83,633	51,905	51,744	51,787
Payment of mortgage principal(g)	44,873	17,383	16,552	12,580	12,433	70,564	40,301

(a)	Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

(b)	Total revenues during 2009, 2008 and 2007 include lease revenue from properties acquired in the merger with CPA®:12 in December 2006.

(c)	Results for the years ended 2009 and 2008 reflected impairment charges totaling $41.0 million and $10.9 million, respectively. Results for the nine months ended September 30, 2010 and 2009 reflected impairment charges totaling $14.1 million and $20.9 million, respectively.

(d)	Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(e)	Represents non-recourse mortgage and note obligations and deferred acquisition fee installments.

(f)	Represents total assets less net intangible assets, total liabilities and total noncontrolling interests, divided by shares of common stock outstanding at the end of the period.

(g)	Represents scheduled mortgage principal payments.

Selected Historical and Pro Forma Financial Data of CPA®:16

The unaudited pro forma consolidated operating and balance sheet data is presented as if the merger occurred on September 30, 2010 for the consolidated balance sheet and January 1, 2009 for the consolidated statements of income, assuming no issuance of cash and assuming holders of 50% of CPA®:14’s common stock elect to receive cash in the merger. If holders of more than 50% of CPA®:14’s common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global. If the alternate merger must be used to complete the transaction, the combined company’s pro forma data would be substantially identical to the pro forma data presented in this table. THE PRO FORMA INFORMATION BELOW IS HYPOTHETICAL AND DOES NOT NECESSARILY REFLECT THE FINANCIAL PERFORMANCE THAT WOULD HAVE ACTUALLY RESULTED IF THE MERGER AND THE CPA®:14 ASSET SALES HAD BEEN COMPLETED ON THOSE DATES. FURTHERMORE, THIS INFORMATION DOES NOT NECESSARILY REFLECT FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS IF THE MERGER AND THE CPA®:14 ASSET SALES ACTUALLY OCCUR.

See “CPA®:16 — Global Unaudited Pro Forma Consolidated Financial Statements” included in this joint proxy statement/prospectus for a more detailed explanation of this analysis.

	Years Ended December 31,
	Historical					2009 (Pro Forma)
						Assuming No	Assuming 50%
						Participation	Elect Cash
	2009	2008	2007	2006	2005	in Cash Option	Option
						(Unaudited)
	(In thousands except per share amounts)

Operating Data(a)
Total revenues	$233,902	$232,728	$160,859	$66,752	$41,651	$356,091	$356,091
Income from continuing operations	24,447	46,793	57,051	29,798	16,084	13,010	8,652
Net income(b)	12,959	47,360	58,598	31,970	16,926	N/A	N/A
Add: Net loss (income) attributable to noncontrolling interests	8,050	(339)	(6,048)	(1,865)	(642)	N/A	N/A
Less: Net income attributable to redeemable noncontrolling interests	(23,549)	(26,774)	(18,346)	—	—	N/A	N/A
Net (loss) income attributable to CPA®:16 — Global stockholders	(2,540)	20,247	34,204	30,105	16,284	N/A	N/A
Earnings per share:
Income (loss) from continuing operations attributable to CPA®:16 — Global stockholders	—	0.16	0.28	0.40	0.29	(0.05)	(0.08)
Net income attributable to CPA®:16 — Global stockholders	(0.02)	0.17	0.29	0.40	0.29	N/A	N/A
Cash distributions declared per share	0.6621	0.6576	0.6498	0.6373	0.5763	N/A	N/A

	Years Ended December 31,
	Historical					2009 (Pro Forma)
						Assuming No	Assuming 50%
						Participation	Elect Cash
	2009	2008	2007	2006	2005	in Cash Option	Option
						(Unaudited)
	(In thousands except per share amounts)

Balance Sheet Data
Total assets	$2,889,005	$2,967,203	$3,081,869	$1,775,640	$929,649	N/A	N/A
Net investments in real estate(c)	2,223,549	2,190,625	2,169,979	1,143,908	651,592	N/A	N/A
Long-term obligations(d)	1,454,851	1,453,901	1,445,734	662,762	376,078	N/A	N/A
Book value per common stock(e)	5.91	6.49	7.20	7.74	7.38	N/A	N/A
Other Information
Cash provided by operating activities	$119,879	$117,435	$120,985	$52,255	$40,338	N/A	N/A
Cash distributions paid	80,778	79,011	72,551	41,227	28,939	N/A	N/A
Payment of mortgage principal(f)	18,747	15,487	18,053	6,397	2,821	N/A	N/A

(a)	Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

(b)	Net income in 2009 and 2008 reflected impairment charges totaling $59.6 million, inclusive of amounts attributable to noncontrolling interests totaling $12.8 million and $4.0 million, including $3.1 million related to our equity investments in real estate, respectively.

(c)	Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(d)	Represents non-recourse mortgages and deferred acquisition fee installments.

(e)	Represents total assets less net intangible assets, total liabilities and total noncontrolling interests, divided by shares of common stock outstanding at the end of the period.

(f)	Represents scheduled mortgage principal payments.

	Nine Months Ended September 30,
	Historical		2010 (Pro Forma)
			Assuming No	Assuming 50%
			Participation in	Participation in
	2010	2009	Cash Option	Cash Option
			(Unaudited)
	(In thousands except per share amounts)

Operating Data(a)
Total revenues	$176,653	$173,657	$267,291	$267,291
Incoming from continuing operations	39,189	15,138	30,905	27,559
Net income(b)	46,369	12,162	N/A	N/A
Add: Net (income) loss attributable to noncontrolling interests	(4,548)	3,673	N/A	N/A
Less: Net income attributable to redeemable noncontrolling interests	(17,445)	(16,295)	N/A	N/A

Net income (loss) attributable to CPA®:16 — Global stockholders	24,376	(460)	N/A	N/A

Earnings per share:
Income(loss) from contributing operations attributable to CPA®:16 — Global stockholders	0.17	(0.01)	0.05	0.05
Net income attributable to CPA®:16 — Global stockholders	0.20	—	N/A	N/A
Cash distributions declared per share	0.4968	0.4965	N/A	N/A
Balance Sheet Data
Total assets	$2,779,957	$2,937,499	$4,439,808	$4,259,091
Net investments in real estate(c)	2,161,476	2,250,958	3,137,841	3,139,581
Long-term obligations(d)	1,397,775	1,472,507	2,015,523	1,951,617
Book value per common stock(e)	5.64	6.07	5.07	4.29
Other information
Cash provided by operating activities	$91,009	$87,648	N/A	N/A
Cash distributions paid	61,332	60,541	N/A	N/A
Payment of mortgage principal(f)	15,693	13,704	N/A	N/A

(a)	Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

(b)	Net income for the nine months ended September 30, 2009 reflected impairment charges totaling $45.5 million, inclusive of amounts attributable to noncontrolling interests totaling $8.5 million and $0.3 million related to our equity investments in real estate, respectively.

(c)	Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(d)	Represents non-recourse mortgages and deferred acquisition fee installments.

(e)	Represents total assets less net intangible assets, total liabilities and total noncontrolling interests, divided by shares of common stock outstanding at the end of the period.

(f)	Represents scheduled mortgage principal payments.

COMPARATIVE PER SHARE MARKET PRICE AND DISTRIBUTION INFORMATION

There is no established public trading market for shares of CPA®:14 or CPA®:16 — Global common stock. At the close of business on February 28, 2011, the record date for CPA®:14 and CPA®:16 — Global’s special meetings, there were approximately 28,324 holders of record of CPA®:14 common stock and 34,677 holders of record of CPA®:16 — Global common stock.

CPA®:14 and CPA®:16 — Global are generally required to distribute annually at least 90% of their net taxable income to maintain their qualifications as REITs.

The following table sets forth the distributions paid on CPA®:14 common stock and CPA®:16 — Global common stock for the 2008, 2009 and 2010 fiscal years, which correspond to the companies’ respective quarterly fiscal periods for financial reporting purposes.

	Corporate Property Associates 14			Corporate Property Associates 16 — Global
	Incorporated			Incorporated
		Annualized			Annualized
	Distributions	Rate (At	Amount per	Distributions	Rate (At	Amount per
	Declared per	$9.55† per	$1,000	Declared per	$10.00 per	$1,000
Quarter Ended	Share	Share)	Invested	Share	Share)	Invested

March 31, 2008	$0.1954	8.18%	19.54	$0.1637	6.55%	16.37
June 30, 2008	$0.1959	8.21%	19.59	$0.1642	6.57%	16.42
September 30, 2008	$0.1964	8.23%	19.64	$0.1647	6.59%	16.47
December 31, 2008	$0.1971	8.26%	19.71	$0.1650	6.60%	16.50
March 31, 2009	$0.1976	8.28%	19.76	$0.1653	6.61%	16.53
June 30, 2009	$0.1981	8.30%	19.81	$0.1656	6.62%	16.56
September 30, 2009	$0.1986	8.32%	19.86	$0.1656	6.62%	16.56
December 31, 2009	$0.1991	8.34%	19.91	$0.1656	6.62%	16.56
March 31, 2010	$0.1996	8.36%	19.96	$0.1656	6.62%	16.56
June 30, 2010	$0.2001	8.38%	20.01	$0.1656	6.62%	16.56
September 30, 2010	$0.2001	8.38%	20.01	$0.1656	6.62%	16.56
December 31, 2010	$0.2001	8.38%	20.01	$0.1656	6.62%	16.56

†	Reflects an original investment of $10.00 per share of CPA®:14 common stock, less a special distribution of $0.45 per share on July 14, 2006.

The annualized rate equals the quarterly distribution multiplied by four and divided by the per share amounts shown.

CPA®:16 — Global currently plans to continue paying quarterly cash distributions after completion of the merger. The CPA®:16 — Global board of directors may increase or decrease the per share cash distribution amount in the future.

RISK FACTORS

In addition to general investment risks, you should carefully consider the following factors in evaluating the proposals to be voted on at CPA®:14 and CPA®:16 — Global’s special meetings. “Combined company” as used in this section refers to the company after the merger or the alternate merger. The risk factors included under the captions “Risk Factors Related to the Combined Company’s Operations” and “Risk Factors Relating to an Investment in the Combined Company’s Shares” are identical to the operating and investment risks of CPA®:14 and CPA®:16 — Global. You should not consider the list below exhaustive. New risk factors emerge periodically, and you cannot be completely assured that the factors described below list all material risks at any specific point in time.

Risks Related to the Merger

The fixed exchange ratio in the merger will not reflect changes in share value.

The number of shares of CPA®:16 — Global common stock into which each share of CPA®:14 common stock is to be converted in the merger (if the holder thereof elects to receive common stock in the merger) is fixed at 1.1932 shares of CPA®:16 — Global common stock for each share of CPA®:14 common stock. This exchange ratio was determined by CPA®:16 — Global’s board of directors and CPA®:14’s board of directors based upon the estimated net asset values per share of each company as of September 30, 2010 of $8.80 for CPA®:16 — Global and $11.50 for CPA®:14, with, for the purposes of the calculation of this exchange ratio, the $11.50 for CPA®:14 being adjusted downward to $10.50 to reflect the payment of the $1.00 per share special cash distribution. The estimated net asset values were determined by the advisor based in part upon appraisals of each company’s real estate portfolio and the fair value of each company’s mortgage indebtedness as of September 30, 2010, with adjustments for cash and other items. The fair market values of international assets and liabilities were subsequently adjusted to reflect foreign exchange rates at November 11, 2010; however, such adjustment did not have any impact on the estimated net asset values of CPA®:14 and CPA®:16 — Global as of September 30, 2010. There can be no assurance that, either individually or in the aggregate, material changes have not occurred, nor will occur, in the values of CPA®:14’s or CPA®:16 — Global’s real estate portfolios or indebtedness either before or after the date of the merger agreement and the value of CPA®:14’s common stock surrendered in the merger may be higher or lower than the value of these shares at the time the merger was negotiated or approved by CPA®:16 — Global’s board of directors and CPA®:14’s board of directors.

The terms of the merger may not be as favorable to the CPA®:14 or CPA®:16 — Global stockholders as if only independent representatives were involved in analyzing the transactions.

While each of the boards of directors of CPA®:14 and CPA®:16 — Global formed separate committees of independent directors represented by separate legal advisors to structure, negotiate and approve the terms of the merger and the alternate merger, and the special committees of each board of directors have been provided with a fairness opinion by separate financial advisors regarding the merger and the alternate merger, representatives of the advisor, who also serve as the officers of each of CPA®:14 and CPA®:16 — Global, were substantially involved in considering liquidity alternatives for CPA®:14 stockholders and analyzing the terms and conditions of the merger, the alternate merger and the CPA®:14 asset sales. If only independent representatives of CPA®:14 were involved in considering liquidity alternatives for CPA®:14 and analyzing the terms and conditions of the merger, the alternate merger and the CPA®:14 asset sales and if only independent representatives of CPA®:16 — Global were involved in the terms and conditions of the merger, the alternate merger and the CPA®:14 asset sales, the terms of these transactions might have been different. A third-party transaction for CPA®:14 could have possibly achieved a more favorable result for its stockholders.

CPA®:14’s advisor will earn significant fees from CPA®:14 in connection with the transactions contemplated by the merger and the CPA®:14 asset sales and the termination of the CPA®:14 advisory agreement.

CPA®:14’s advisor will earn subordinated disposition fees of $15.2 million and $6.1 million in fees that have accrued but have not yet been paid under the CPA®:14 advisory agreement. In addition, because

CPA®:16 — Global already has the CPA®:16 — Global advisory agreement with the advisor to CPA®:14 and does not want to be subject to the fees which may be payable under the CPA®:14 advisory agreement, CPA®:14 and its advisor have mutually agreed to terminate the CPA®:14 advisory agreement immediately prior to the completion of the merger, and CPA®:14 will pay its advisor a termination fee. The CPA®:14 advisory agreement provides for the termination fee to be calculated as the amount equal to 15% of the amount by which (i) the value of the properties on the termination date (based on the most current valuation subject to certain adjustments), less the amount of all indebtedness collateralized by such properties, exceeds (ii) the total of the initial investor capital on the final closing date reduced by any redemptions and distributions plus an amount equal to the preferred return of 7% through the termination date reduced by the total dividends paid by CPA®:14 from its inception through the termination date. Calculated in such manner, based on the valuations of CPA®:14’s properties as of September 30, 2010, the termination fee will be approximately $31.2 million. CPA®:14’s advisor has elected to receive the entire amount of the termination fees payable from CPA®:14 to its advisor pursuant to the CPA®:14 advisory agreement in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share as of September 30, 2010 (after deducting the $1.00 per share special cash distribution). The CPA®:14 advisor will also be entitled to receive its monthly asset management fee of one twelfth of 1% of the value of CPA®:14’s assets through the closing date of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the CPA®:14 special committee, who are not affiliated with W. P. Carey, have agreed with CPA®:14’s advisor and its affiliates that no other fees will be payable under the CPA®:14 advisory agreement. CPA®:16 — Global’s advisor has also agreed to waive on its behalf and on behalf of its affiliates the right to collect from CPA®:16 — Global any and all acquisition fees, subordinated acquisition fees, subordinated disposition fees and subordinated distributions that would otherwise be payable by CPA®:16 — Global or the operating partnership in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:14 in the merger.

Carey Asset Management Corp. and its affiliates will benefit from the sale of assets to CPA®:17 — Global.

Carey Asset Management Corp. and its affiliates also act as the advisor to CPA®:17 — Global. As CPA®:17 — Global’s advisor, Carey Asset Management Corp. and its affiliates have agreed to waive any and all acquisition fees and subordinated acquisition fees which would otherwise be payable by CPA®:17 — Global in connection with the CPA®:14 assets purchased by CPA®:17 — Global pursuant to the CPA®:17 — Global sale and purchase agreement. However, as CPA®:17 — Global’s advisor, Carey Asset Management Corp. and its affiliates will continue to earn asset management fees on those CPA®:14 assets purchased by CPA®:17 — Global and will be entitled to earn cash distributions in respect of increases in value of such assets after they are acquired by CPA®:17 — Global.

CPA®:14 did not solicit market bids for its real estate properties and accordingly, the price CPA®:16 — Global is paying for such properties, which is based on the estimated net asset value of CPA®:14’s assets as of September 30, 2010, may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis.

If CPA®:14 were selling its real estate properties to a non-affiliated third party or parties, either singly or on a portfolio basis, such purchaser or purchasers might assign different values to such properties, either singly or in the aggregate, as a result of using different valuation methodologies or assumptions, or more current market information, and therefore might be willing to pay an aggregate purchase price for such properties greater than the valuations used to determine the exchange ratio in the merger with CPA®:16 — Global.

In addition, CPA®:14 did not solicit third-party bids for CPA®:14 as a whole, which could have resulted in a purchase price for CPA®:14 greater than that being received by CPA®:14 stockholders as a result of the merger.

The estimated net asset values that were used to calculate the fixed exchange ratio were determined by the advisor, who has an interest in the outcome of such determination.

The advisor to CPA®:14 and CPA®:16 — Global determined the estimated net asset values used by each company in calculating the exchange ratio. Although the advisor’s determination of estimated net asset value was based in part on underlying real estate appraisals, those appraisals may have been influenced by the information provided by the advisor including copies of leases, tenant financial statements, any previously obtained valuations and information about known liabilities. Performance fees payable to the advisor of CPA®:14 and CPA®:16 — Global, respectively, are based upon the distributions paid to their respective stockholders and the estimated net asset value of each company. Thus, the advisor has an interest in the outcome of the determination of each company’s estimated net asset value.

Failure to complete the merger could negatively affect CPA®:14 and CPA®:16 — Global.

It is possible that the merger and the CPA®:14 asset sales may not be completed. The parties’ obligations to complete the merger are subject to the satisfaction or waiver of specified conditions, some of which are beyond the control of CPA®:14 and CPA®:16 — Global. For example, the merger is conditioned on the receipt of the required approval of CPA®:14 stockholders. If this approval is not received, the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived. In addition to receiving the required stockholder approval, the merger is also conditioned upon, among other things, the completion of the CPA®:14 asset sales, the completion of a new senior secured credit facility for CPA®:16 — Global, the proceeds of which will be used, in part, to pay for cash elections made by CPA®:14 stockholders in the merger and the elections by holders of 50% or less of CPA®:14’s outstanding common stock to receive cash. CPA®:16 — Global has entered into commitment letters with five lenders who will provide CPA®:16 — Global with the new senior secured credit facility; however, those commitment letters are subject to customary conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change has occurred in the business, assets, financial condition, performance or prospects of CPA®:16 — Global or any of its material subsidiaries.

If the merger is not completed, CPA®:14 and CPA®:16 — Global may be subject to a number of material risks, including the following:

•	CPA®:14 stockholders will not have had the opportunity to achieve liquidity and the directors of CPA®:14 will review such other alternatives for liquidity, which may not occur in the near term or on terms as attractive as the terms of the merger with CPA®:16 — Global and the CPA®:14 asset sales;

•	CPA®:14 and CPA®:16 — Global will have incurred substantial costs related to the merger and the related transactions, such as legal, accounting and financial advisor fees, which may be payable by CPA®:14 and/or CPA®:16 — Global even if the merger is not completed;

•	CPA®:14 may be required to pay CPA®:16 — Global’s out-of-pocket expenses up to $5 million if the merger agreement is terminated (i) by CPA®:16 — Global due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:14 or (ii) by CPA®:14 due to CPA®:14’s board of directors withdrawing its recommendation of the merger or the merger agreement in connection with, or approving or recommending, a superior competing transaction; and

•	CPA®:16 — Global may be required to pay CPA®:14’s out-of-pocket expenses up to $4 million incurred in connection with the merger agreement if the merger agreement is terminated by CPA®:14 due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:16 — Global.

CPA®:16 — Global’s use of corporate-level debt to, among other things, fund a portion of the merger consideration may adversely affect its financial condition and ability to pay distributions to stockholders.

CPA®:16 — Global has entered into commitment letters with five lenders for a new $300 million senior secured credit facility to be provided at the closing of the merger in order to, among other things, fund a portion of the cash elections in the merger. Prior to entering into the senior secured credit facility, CPA®:16 —

Global will have no corporate-level debt; all of its indebtedness is non-recourse mortgage indebtedness. Lenders under the new senior secured credit facility will be creditors of the combined company and certain subsidiary guarantors after the merger and their loans will be collateralized by the combined company’s properties. If the combined company is unable to make payments on such borrowings as required, then the lenders could collect against the general assets of the combined company and subsidiary guarantors for any amounts not covered by the proceeds of their collateral. This could cause the combined company and subsidiary guarantors to lose part or all of its assets, which in turn could cause the value of its portfolio and revenues available for distributions to its stockholders to be reduced.

In addition, the senior secured credit facility will contain certain financial covenants with which the combined company must comply, including, but not limited to, limitation on total liabilities, restriction on incurrence of additional unsecured debt, maintenance of minimum fixed charge coverage ratio and a restriction on paying common and preferred dividend distributions, on a trailing four quarters basis, in excess of 95% of the combined company’s AFFO.

A substantial number of stockholders may demand appraisal rights.

Objecting stockholders may have the right to appraisal of their shares as described elsewhere in this joint proxy statement/prospectus. If an objecting stockholder demands payment of the fair value of its shares, the fair value may be determined by a court. If a substantial number of stockholders demand appraisal rights and the court determines that they are entitled to such rights, the combined company would be required to pay sums out-of-pocket to satisfy the dissenters’ rights to fair value. CPA®:16 — Global cannot predict the amount of cash it may be required to provide to any dissenter seeking appraisal rights. If those amounts are substantial, they could have a material adverse effect on the combined company’s ability to pay distributions. Neither CPA®:14 nor CPA®:16 — Global has a right to terminate the merger agreement based upon stockholders exercising their appraisal rights.

Risks Related to the UPREIT Reorganization

CPA®:16 — Global’s holding company structure will make it dependent on operating partnership distributions.

Because CPA®:16 — Global will conduct its operations generally through the operating partnership, CPA®:16 — Global’s ability to service its debt obligations and its ability to pay dividends on its common stock will be strictly dependent upon the earnings and cash flows of the operating partnership and the ability of the operating partnership to make intercompany distributions to CPA®:16 — Global. Under applicable law, the operating partnership is prohibited from making any distribution to CPA®:16 — Global to the extent that at the time of the distribution, after giving effect to the distribution, the total liabilities of the operating partnership (other than some non-recourse liabilities and some liabilities to the partners) would exceed the fair market value of the assets of the operating partnership.

Adoption of the UPREIT structure could inhibit CPA®:16 — Global from selling properties or retiring debt that would otherwise be in the best interest of CPA®:16 — Global.

To ensure that the sellers of properties are able to contribute properties to the operating partnership on a tax-deferred basis, the seller of such properties may require CPA®:16 — Global to agree to maintain a certain level of minimum debt at the operating partnership level and refrain from selling such properties for a period of time. Adoption of the UPREIT structure, therefore, could inhibit CPA®:16 — Global from selling properties or retiring debt that would otherwise be in the best interest of CPA®:16 — Global.

The interest of CPA®:16 — Global may be diluted upon the issuance of units of the operating partnership.

Upon the issuance of units of the operating partnership, the interest of CPA®:16 — Global (and therefore that of CPA®:16 — Global stockholders) in assets of the partnership would be diluted. This dilutive effect would remain if units were redeemed (as would be expected) for CPA®:16 — Global common stock, though

CPA®:16 — Global’s interest in the operating partnership would increase if units were redeemed for stock or cash. The dilutive effect from property acquisitions in exchange for units of the operating partnership would be comparable to that from sales of shares of CPA®:16 — Global common stock to fund acquisitions.

In certain circumstances, the interest of CPA®:16 — Global as general partner may conflict with the interest of the other members of the operating partnership.

As the general partner or managing member of the operating partnership, CPA®:16 — Global would owe a fiduciary obligation to the limited partners upon the admission of additional limited partners to the operating partnership. In most cases, the interests of the other members would coincide with the interests of CPA®:16 — Global and its stockholders because (i) CPA®:16 — Global would own a majority of the interests in the operating partnership and (ii) the other members will generally receive shares of CPA®:16 — Global’s common stock upon redemption of their operating partnership units. Nevertheless, under certain circumstances, the interests of the other members might conflict with those of CPA®:16 — Global’s stockholders. For example, the sale of certain properties by CPA®:16 — Global or the sale or merger of CPA®:16 — Global could cause adverse tax consequences to particular other members.

Exercising CPA®:16 — Global’s right to repurchase all or a portion of the special membership interests in CPA®:16 — Global’s operating partnership upon certain termination events could be prohibitively expensive and could deter CPA®:16 — Global from terminating the CPA®:16 — Global advisory agreement.

The termination or non-renewal of Carey Asset Management Corp. or its affiliates as the advisor to CPA®:16 — Global, and replacement with an entity that is not an affiliate of W. P. Carey, or the resignation of CPA®:16 — Global’s advisor for good reason, all after two years from the start of operations of CPA®:16 — Global’s operating partnership, would give CPA®:16 — Global’s operating partnership the right, but not the obligation, to repurchase all or a portion of the special membership interests in CPA®:16 — Global’s operating partnership at the fair market value of those interests on the date of termination, as determined by an independent valuation firm. This repurchase could be prohibitively expensive, could require the operating partnership to have to sell assets to raise sufficient funds to complete the repurchase and could discourage or deter CPA®:16 — Global from terminating the advisory agreement. Alternatively, if CPA®:16 — Global’s operating partnership does not exercise its repurchase right, CPA®:16 — Global might be unable to find another entity that would be willing to act as CPA®:16 — Global’s advisor while the special member owns a significant interest in the operating partnership. If CPA®:16 — Global does find another entity to act as its advisor, it may be subject to higher fees than the fees charged by Carey Asset Management Corp. and its affiliates.

The repurchase of the special membership interest in CPA®:16 — Global’s operating partnership upon the termination of Carey Asset Management Corp. and its affiliates as CPA®:16 — Global’s advisor may discourage a takeover attempt if the CPA®:16 — Global advisory agreement is terminated and CPA®:16 — Global’s advisor is not replaced by an affiliate of W. P. Carey in connection therewith.

In the event of a merger in which the CPA®:16 — Global advisory agreement is terminated and CPA®:16 — Global’s advisor is not replaced by an affiliate of W. P. Carey, the operating partnership must either repurchase all or a portion of the special membership interest in CPA®:16 — Global’s operating partnership or obtain the consent of the special member to the merger. This obligation may deter a transaction that could result in a merger in which CPA®:16 — Global is not the survivor. This deterrence may limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor attempted to acquire CPA®:16 — Global through a merger.

Conflicts of interest may arise between holders of CPA®:16 — Global common stock and holders of partnership interests in CPA®:16 — Global’s operating partnership.

CPA®:16 — Global’s directors and officers have duties to CPA®:16 — Global and to CPA®:16 — Global stockholders under Maryland law in connection with their management of CPA®:16 — Global. At the same time, CPA®:16 — Global, as managing member, will have fiduciary duties to CPA®:16 — Global’s operating partnership and to the other members in connection with the management of CPA®:16 — Global’s operating partnership. CPA®:16 — Global’s duties as managing member of CPA®:16 — Global’s operating partnership may come into conflict with the duties of CPA®:16 — Global’s directors and officers to CPA®:16 — Global and CPA®:16 — Global stockholders.

Under Delaware law, fiduciary duties may be modified or eliminated in an entities operating agreement. The operating agreement of CPA®:16 — Global’s operating partnership provides that, for so long as CPA®:16 — Global owns a controlling interest in the operating partnership, any conflict that cannot be resolved in a manner not adverse to both CPA®:16 — Global stockholders and the other members must be resolved in favor of CPA®:16 — Global stockholders.

Additionally, the operating agreement of CPA®:16 — Global’s operating partnership expressly limits CPA®:16 — Global’s liability by providing that CPA®:16 — Global and CPA®:16 — Global’s officers, directors and employees will not be liable or accountable to the operating partnership for losses sustained, liabilities incurred or benefits not derived if CPA®:16 — Global or CPA®:16 — Global’s officers, directors or employees acted in good faith. In addition, CPA®:16 — Global’s operating partnership will be required to indemnify CPA®:16 — Global and CPA®:16 — Global’s officers, directors and employees from and against any and all claims arising from operations of CPA®:16 — Global’s operating partnership, unless it is established that: (i) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty; (ii) the indemnified party actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. These limitations on liability will not supercede the indemnification provisions of CPA®:16 — Global’s charter.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by agreement have not been tested in a court of law, and CPA®:16 — Global has not obtained an opinion of counsel covering the provisions that will be set forth in the limited partnership agreement that purport to waive or restrict CPA®:16 — Global’s fiduciary duties.

Inability to obtain third-party consents in connection with the UPREIT reorganization may have a material adverse effect on CPA®:16 — Global.

There are third-party consents that are required to be obtained in order to consummate the UPREIT reorganization. These include consents of lenders, debt holders, and joint venture partners of CPA®:16 — Global and its affiliates. The inability of CPA®:16 — Global or the operating partnership to obtain one or more such consents could cause a default under cross-default provisions of CPA®:16 — Global’s principal credit facilities. Although CPA®:16 — Global will not consummate the UPREIT reorganization unless it believes that the inability of CPA®:16 — Global and the operating partnership to obtain one or more consents would not reasonably be expected to have a material adverse effect on CPA®:16 — Global’s business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of CPA®:16 — Global common stock.

Risks Related to the Combined Company’s Operations

The recent financial and economic crisis has adversely affected CPA®:14’s and CPA®:16 — Global’s businesses, and the continued uncertainty in the global economic environment may adversely affect the combined company’s business.

The primary effects of the recent financial and economic crisis on CPA®:14’s and CPA®:16 — Global’s businesses have been increased levels of financial distress of their tenants, and higher levels of default in the payment of rent by their tenants, tenant bankruptcies and impairments in the value of their investments and, in the case of CPA®:14, a suspension of its redemption plan. Because of the continued uncertainty in the global economic environment, the combined company could continue to experience some or all of these effects or other adverse effects of their tenants, which may negatively affect the combined company’s earnings as well as its cash flow and, consequently, the combined company’s ability to make distributions to its stockholders.

The combined company’s success is largely dependent on the performance of the advisor.

The ability of the combined company to achieve its investment objectives and to pay distributions will be largely dependent upon the performance of its advisor in the management of its assets. The past performance of partnerships and CPA® REITs managed by the advisor may not be indicative of the advisor’s performance with respect to the combined company. The combined company cannot guarantee that the advisor will be able to successfully achieve liquidity for the stockholders of the combined company to the extent it has done so for prior companies managed by the advisor, particularly given the combined company’s large size.

The combined company may have difficulty selling or re-leasing certain of its properties.

Real estate investments generally lack liquidity compared to other financial assets and this lack of liquidity will limit the combined company’s ability to quickly change its portfolio in response to changes in economic or other conditions. The triple-net leases the combined company will own, may enter into or acquire may be for properties that are specially suited to the particular needs of its tenant. With these properties, if the current lease is terminated or not renewed, the combined company may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if the combined company is forced to sell the property, it may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect the combined company’s ability to sell or re-lease certain properties without adversely affecting returns to stockholders.

W. P. Carey and its subsidiary, Carey Financial, LLC, are parties to a settlement agreement with the SEC and are subject to a federal court injunction.

In 2008, W. P. Carey and its subsidiary, Carey Financial, LLC, settled all matters relating to an investigation by the SEC, including matters relating to payments by certain CPA® REITs during 2000 to 2003 to broker-dealers that distributed their shares. In connection with implementing the settlement, a federal court injunction has been entered against W. P. Carey and Carey Financial, LLC enjoining them from violating a number of provisions of the federal securities laws. Any further violation of these laws by W. P. Carey or Carey Financial, LLC could result in civil remedies, including sanctions, fines and penalties, which may be more severe than if the violation had occurred without the injunction being in place. Additionally, if W. P. Carey or Carey Financial, LLC breaches the terms of the injunction, the SEC may petition the court to vacate the settlement and restore the SEC’s original action to the active docket for all purposes.

The settlement is not binding on other regulatory authorities, including the Financial Industry Regulatory Authority (which regulates Carey Financial, LLC), state securities regulators or other regulatory organizations, which may seek to commence proceedings or take action against W. P. Carey or its affiliates on the basis of the settlement or otherwise.

Additional regulatory action, litigation or governmental proceedings could adversely affect the combined company by, among other things, distracting W. P. Carey and Carey Financial, LLC from their duties to the combined company, resulting in significant monetary damages to W. P. Carey and Carey Financial, LLC which could adversely affect their ability to perform services for the combined company, or resulting in injunctions or other restrictions on W. P. Carey’s or Carey Financial, LLC’s ability to act as the combined company’s advisor in the United States or in one or more states.

The advisor of the combined company may be subject to conflicts of interest.

CPA®:16 — Global’s advisor will manage the combined company’s business and select its real estate investments. The advisor will have some conflicts of interest in its management of the combined company, which arise primarily from the involvement of the advisor in other activities that may conflict with the interest of the combined company and the payment of fees and distributions by the combined company to the advisor and its affiliates. Unless the advisor and its affiliates elect to receive the combined company’s common stock in lieu of cash compensation, the combined company will pay the advisor and its affiliates substantial cash fees, which will reduce the amount of cash available for investment in properties or distributions to the combined company’s stockholders.

In addition, the advisor and its affiliates currently manage, and may in the future manage, public and private real estate investment partnerships and other REITs that have investment and rate of return objectives substantially similar to those of the combined company. Those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

Circumstances under which a conflict could arise between the advisor and the combined company include:

•	the receipt of compensation by the advisor for property purchases, leases, sales and financing for the combined company, which may cause the advisor to engage in transactions that generate higher fees, rather than transactions that are more appropriate or beneficial for the combined company’s business;

•	agreements between the combined company and the advisor, including agreements regarding compensation, will not be negotiated on an arm’s-length basis as would occur if the agreements were with unaffiliated third parties;

•	sale of single properties or portfolios of the combined company’s properties to its affiliates, including W. P. Carey or the other CPA® REITs, which may take the form of a direct purchase of the combined company’s assets by an affiliate, a merger with an affiliate or another type of transaction, may result in the payment of significant transactional fees to the advisor as well as management fees;

•	purchases and loans from affiliates, subject to its investment procedures, objectives and policies, will increase fees and interest payable to affiliates, thereby decreasing the combined company’s net income and possibly causing it to incur higher leverage levels;

•	a decision by the advisor (on the combined company’s behalf) of whether to hold or sell a property could impact the timing and amount of fees payable to the advisor because it receives asset management fees and may decide not to sell a property;

•	whether a particular entity has been formed by the advisor specifically for the purpose of making particular types of investments (in which case it will generally receive preference in the allocation of those types of investments);

•	competition with certain affiliates for property acquisitions may cause the advisor or its affiliates to direct properties suitable to the combined company to other related entities; and

•	disposition, incentive and termination distributions, which are based on the sale price of properties or the terms of a liquidity transaction, may cause a conflict between the advisor’s desire to sell a property or engage in a liquidity transaction and the combined company’s plans to hold the property.

The combined company will delegate certain management functions to the advisor.

The combined company will delegate certain management functions to the advisor, for which it will earn fees pursuant to the advisory agreement, subject to the supervision of the combined company’s board of directors. Although at least a majority of our board of directors must be independent, because the advisor will earn fees from, and have an ownership interest in, the combined company, the combined company will have limited independence from its advisor.

The termination or replacement of the advisor could trigger a default or repayment event under certain financing arrangements for some of the combined company’s assets.

Lenders for certain assets that the combined company will own after the merger, and for assets that the combined company may in the future acquire, may request change of control provisions in the loan documentation that would make the termination or replacement of W. P. Carey or its affiliates as the advisor of the combined company as an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. If an event of default or repayment event occurs with respect to any of the combined company’s assets, its revenues and distributions to its stockholders may be adversely affected.

The combined company may recognize substantial impairment charges on properties it owns.

Both CPA®:14 and CPA®:16 — Global have incurred, and the combined company may in the future incur, substantial impairment charges, which the combined company is required to recognize whenever it sells a property for less than its carrying value or it determines that the property has experienced a decline in its carrying value (or, for direct financing leases, that the unguaranteed residual value of the underlying property has declined). By their nature, the timing and extent of such impairment charges are not predictable. If the combined company incurs such impairment charges in the future, net income will be reduced, although they will not necessarily affect the combined company’s cash flow from operations.

The combined company’s estimated annual net asset value will be based in part on information that the advisor provides to a third party.

The asset management and performance compensation paid to the advisor will be based principally on an annual third party valuation of the combined company’s real estate and related debt. Any valuation includes the use of estimates and the valuation may be influenced by the information provided by the advisor. Because net asset value is an estimate and can change as interest rate and real estate markets fluctuate, there is no assurance that a stockholder will realize net asset value in connection with any liquidity event.

Appraisals that the combined company will obtain may include leases in place on the property being appraised, and if the leases terminate, the value of the property may become significantly lower.

The appraisals that the combined company will obtain on its properties may be based on the value of the properties when the properties are leased. If the leases on the properties terminate, the value of the properties may fall significantly below the appraised value.

Potential liability for environmental matters could adversely affect its financial condition.

CPA®:14 and CPA®:16 — Global have in the past invested and the combined company may in the future invest in properties historically used for industrial, manufacturing and other commercial purposes. The combined company therefore may own properties that have known or potential environmental contamination as a result of historical operations. Buildings and structures on the properties the combined company purchases may have known or suspected asbestos-containing building materials. The combined company’s properties are expected to be used for industrial, manufacturing, and other commercial purposes, and some of its tenants may handle hazardous or toxic substances, generate hazardous wastes, or discharge regulated pollutants to the environment. CPA®:14 and CPA®:16 — Global have in the past invested and the combined company may in the future invest in properties located in countries that have adopted laws or observe environmental management standards that are less stringent than those generally followed in the United States, which may pose a greater risk that releases of hazardous or toxic substances have occurred to the environment. Leasing properties to tenants that engage in these activities, and owning properties historically and currently used for industrial, manufacturing, and other commercial purposes, will cause the combined company to be subject to the risk of liabilities under environmental laws. Some of these laws could impose the following on the combined company:

•	Responsibility and liability for the cost of investigation, removal or remediation of hazardous or toxic substances released on or from the combined company’s property, generally without regard to the combined company’s knowledge of, or responsibility for, the presence of these contaminants.

•	Liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from the combined company’s property.

•	Responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials.

The combined company’s costs of investigation, remediation or removal of hazardous or toxic substances, or for third-party claims for damages, may be substantial. The presence of hazardous or toxic substances at any of the combined company’s properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect the combined company’s ability to sell or lease the property or to borrow using the property as collateral. While CPA®:14 and CPA®:16 — Global have each attempted and the combined company will attempt to mitigate identified environmental risks by requiring tenants contractually to acknowledge their responsibility for complying with environmental laws and to assume liability for environmental matters, circumstances may arise in which a tenant fails, or is unable, to fulfill its contractual obligations. In addition, environmental liabilities, or costs or operating limitations imposed on a tenant to comply with environmental laws, could affect its ability to make rental payments to the combined company.

The inability of a tenant in a single tenant property to pay rent will reduce the combined company’s revenues.

Most of the combined company’s properties are expected to be occupied by a single tenant and, therefore, the success of the combined company’s investments is materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause the combined company to reduce the amount of distributions to its stockholders. A default of a tenant on its lease payments to the combined company could cause it to lose the revenue from the property and cause it to have to find an alternative source of revenue to meet any related mortgage payment and prevent foreclosure. In the event of a default, the combined company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and re-leasing its property. If a lease is terminated, there is no assurance that the combined company will be able to re-lease the property for the rent previously received or sell the property without incurring a loss.

The bankruptcy or insolvency of tenants or borrowers may cause a reduction in revenue.

Bankruptcy or insolvency of a tenant could cause:

•	the loss of lease or interest payments;

•	an increase in the costs incurred to carry the property;

•	litigation;

•	a reduction in the value of the combined company’s shares; and

•	a decrease in distributions to stockholders.

Under U.S. bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of assuming or rejecting any unexpired lease. If the tenant rejects the lease, any resulting claim the combined company has for breach of the lease (excluding collateral securing the claim) will be treated as a general unsecured claim. The maximum claim will be capped at the amount owed for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year’s lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years’ lease payments). In addition, due to the long-term nature of the combined company’s leases and terms providing for the repurchase of a property by the tenant, a bankruptcy court could recharacterize a triple-net lease transaction as a secured lending transaction. If that were to occur, the combined company would not be treated as the owner of the property but might have additional rights as a secured creditor. Those rights would not include a right to compel the tenant to timely perform its obligations under the lease but would instead entitle the combined company to “adequate protection,” a bankruptcy concept that applies to protect against a decrease in the value of the property if the value of the property is less than the balance owed to the combined company.

Insolvency laws outside of the United States may not be as favorable to reorganization or to the protection of a debtor’s rights as tenants under a lease as are the laws in the United States. The combined company’s rights to terminate a lease for default are more likely to be enforceable in countries other than the United States, in which a debtor/tenant or its insolvency representative may be less likely to have rights to force continuation of lease without the combined company’s consent. Nonetheless, such laws may permit a tenant or an appointed insolvency representative to terminate a lease if it so chooses.

However, in circumstances where the bankruptcy laws of the United States are considered to be more favorable to debtors and to their reorganization, entities that are not ordinarily perceived as United States entities may seek to take advantage of the U.S. bankruptcy laws if they are eligible. An entity would be eligible to be a debtor under the U.S. bankruptcy laws if it had a domicile (state of incorporation or registration), place of business or assets in the United States. If a tenant became a debtor under the U.S. bankruptcy laws, then it would have the option of assuming or rejecting any unexpired lease. As a general matter, after the commencement of bankruptcy proceedings and prior to assumption or rejection of an expired lease, United States bankruptcy laws provide that until an unexpired lease is assumed or rejected, the tenant (or its trustee if one has been appointed) must timely perform all obligations of the tenant under the lease. However, under certain circumstances, the time period for performance of such obligations may be extended by an order of the bankruptcy court.

Both CPA®:14 and CPA®:16 — Global and other CPA® REITs managed by the advisor have had tenants file for bankruptcy protection and are involved in litigation (including several international tenants). Four prior CPA® REITs reduced the rate of distributions to their investors as a result of adverse developments involving tenants.

Similarly, if a borrower under the combined company’s loan transactions declares bankruptcy, there may not be sufficient funds to satisfy its payment obligations to the combined company, which may adversely affect the combined company’s revenue and distributions to the combined company’s stockholders. The mortgage loans in which the combined company may invest and the mortgage loans underlying the mortgage-backed securities in which the combined company may invest will be subject to delinquency, foreclosure and loss, which could result in losses to the combined company.

The combined company’s leases with its tenants may permit tenants to purchase a property at a predetermined price, which could limit its realization of any appreciation or result in a loss.

In some circumstances, the combined company leases permit tenants a right to purchase the property they lease from the combined company. The purchase price may be a fixed price or it may be based on a formula or the market value at the time of exercise. If a tenant exercises its right to purchase the property and the property’s market value has increased beyond that price, the combined company could be limited in fully realizing the appreciation on that property. Additionally, if the price at which the tenant can purchase the property is less than the purchase price paid by CPA®:14, CPA®:16 — Global or the combined company, as the case may be, or carrying value (for example, where the purchase price is based on a valuation by an independent valuation firm), the combined company may incur a loss.

The returns on the combined company’s investments in net leased properties may not be as great as returns on equity investments in real properties during strong real estate markets.

As an investor in single tenant, long-term net leased properties, the returns on the combined company’s investments will be based primarily on the terms of the lease. Payments to the combined company under its leases do not rise and fall based upon the market value of the underlying properties. In addition, the combined company will generally lease each property to one tenant on a long-term basis, which means that it cannot seek to improve current returns at a particular property through an active, multi-tenant leasing strategy. While the combined company will sell assets from time to time and may recognize gains or losses on the sales based on then-current market values, the combined company will generally hold its properties on a long-term basis. The combined company views its leases as fixed income investments through which it will seek to achieve attractive risk adjusted returns that will support a steady dividend. The value of the combined company’s assets will likely not appreciate to the same extent as equity investments in real estate during periods when real estate markets are very strong. Conversely, in weak markets, the existence of a long-term lease may positively affect the value of the property, although it is nonetheless possible that, as a result of property declines generally, the combined company may recognize impairment charges on some properties.

The use of debt to finance investments could adversely affect the combined company’s cash flow and distributions to stockholders.

Most of CPA®:14’s and CPA®:16 — Global’s investments have been made by borrowing a portion of the purchase price of their investments and securing the loan with a mortgage on the property. Each of CPA®:14 and CPA®:16 — Global have generally borrowed on a non-recourse basis to limit its exposure on any property to the amount of equity invested in the property. After the merger, if the combined company is unable to make its debt payments as required, a lender could foreclose on the property or properties securing its debt. Additionally, lenders for international mortgage loan transactions of CPA®:14 and CPA®:16 — Global have typically incorporated provisions that can cause a loan default and over which the combined company will have no control, including a loan to value ratio, a debt service coverage ratio and a material adverse change in the borrower’s or tenant’s business, so if real estate values decline or a tenant defaults, the lender would have the right to foreclose on its security. If any of these events were to occur, it could cause the combined company to lose part or all of its investment, which in turn could cause the value of the combined company’s portfolio, and revenues available for distributions to its stockholders, to be reduced.

A majority of the combined company’s financing may require it to make a lump-sum or “balloon” payment at maturity. The combined company’s ability to make balloon payments will depend upon its ability either to refinance the obligation when due, invest additional equity in the property or to sell the property. When the balloon payment is due, the combined company may be unable to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The combined company’s ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, its equity in the mortgaged properties, its financial condition, the operating history of the mortgaged properties and tax laws. A refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of the combined company’s assets.

International investments involve additional risks.

Both CPA®:14 and CPA®:16 — Global have invested in and the combined company may continue to invest in properties located outside the U.S. As of September 30, 2010, CPA®:14’s and CPA®:16 — Global’s directly owned real estate properties located outside of the United States represented 28% of current annualized lease revenue of the combined company (on a pro rata basis), assuming the merger had occurred on that date. These investments may be affected by factors particular to the laws of the jurisdiction in which the property is located. These investments may expose the combined company to risks that are different from and in addition to those commonly found in the United States, including:

•	changing governmental rules and policies;

•	enactment of laws relating to the foreign ownership of property and laws relating to the ability of foreign entities to remove invested capital or profits earned from activities within the country to the United States;

•	expropriation;

•	legal systems under which the ability to enforce contractual rights and remedies may be more limited than would be the case under U.S. law;

•	the difficulty in conforming obligations in other countries and the burden of complying with a wide variety of foreign laws, which may be more stringent than U.S. laws, including tax requirements, land use, zoning laws and environmental laws, as well as changes in such laws;

•	adverse market conditions caused by changes in national or local economic or political conditions;

•	changes in relative interest rates;

•	changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

•	restrictions and/or significant costs in repatriating cash and cash equivalents held in foreign bank accounts; and

•	changes in real estate and other tax rates and other operating expenses in particular countries.

In addition, there is less publicly available information about foreign companies and a lack of uniform financial accounting standards and practices (including the availability of information in accordance with accounting principles generally accepted in the United States, which is referred to in this joint proxy statement/prospectus as GAAP), which could impair the combined company’s ability to analyze transactions and receive timely and accurate financial information from tenants necessary to meet the combined company’s reporting obligations to financial institutions or governmental or regulatory agencies. Certain of these risks may be greater in emerging markets and less developed countries. The advisor’s expertise to date is primarily in the United States and Europe and the advisor has little or no expertise in other international markets. The advisor may not be as familiar with the potential risks to the combined company’s investments outside the United States and Europe and the combined company may incur losses as a result.

Also, the combined company may rely on third-party asset managers in international jurisdictions to monitor compliance with legal requirements and lending agreements with respect to its properties. Failure to comply with applicable requirements may expose the combined company or its operating subsidiaries to additional liabilities.

Moreover, the combined company will be subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the United States dollar. The combined company’s principal currency exposures will be to the Euro. While each of CPA®:14 and CPA®:16 — Global have attempted, and the combined company will attempt, to mitigate a portion of the risk of currency fluctuation by financing its properties in the local currency denominations, there can be no assurance that this will be effective. As a result, changes in the relation of any such foreign currency to United States dollars may affect the combined company’s revenues, operating margins and distributions and may also affect the book value of its assets and the amount of stockholders’ equity.

The combined company’s distributions may exceed its adjusted cash flow from operating activities and its earnings in accordance with GAAP.

The quarterly cash distributions the combined company is expected to pay are expected to be principally sourced by adjusted cash flow from operating activities. Adjusted cash flow from operating activities represents GAAP cash flow from operating activities, adjusted primarily to reflect timing differences between the period an expense is incurred and paid, to add cash distributions the combined company will receive from equity investments in real estate in excess of equity income and to subtract cash distributions the combined company will pay to its noncontrolling partners in real estate joint ventures that it consolidates. However, there can be no assurance that the combined company’s adjusted cash flow from operating activities will be sufficient to cover its future distributions and the combined company may use other sources of funds, such as proceeds from borrowings and asset sales, to fund portions of its future distributions. In addition, the combined company’s future distributions may exceed its GAAP earnings. Both CPA®:14’s and CPA®:16 — Global’s distributions in 2009 exceeded their GAAP earnings primarily because GAAP earnings are affected by non-cash charges such as depreciation and impairments.

For U.S. federal income tax purposes, portions of the distributions the combined company makes may represent return of capital to its stockholders if they exceed the combined company’s earnings and profits. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.”

The combined company will not fully control the management of its properties.

The tenants or managers of net lease properties are responsible for maintenance and other day-to-day management of the properties. If a property is not adequately maintained in accordance with the terms of the applicable lease, the combined company may incur expenses for deferred maintenance expenditures or other liabilities once the property becomes free of the lease. While we expect the leases of the combined company to generally provide for recourse against the tenant in these instances, a bankrupt or financially troubled tenant may be more likely to defer maintenance and it may be more difficult to enforce remedies against such a tenant. In addition, to the extent tenants are unable to conduct their operation of the property on a financially successful basis, their ability to pay rent may be adversely affected. Although the combined company will endeavor to monitor, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of the combined company’s properties, such monitoring may not in all circumstances ascertain or forestall deterioration either in the condition of a property or the financial circumstances of a tenant.

Risks Related to an Investment in the Combined Company’s Shares

There is no public market for the shares of CPA®:14 or CPA®:16 — Global and there may never be a public market for the combined company’s shares, so it will be difficult for stockholders to sell shares quickly or at all.

There is no public market for the shares of CPA®:14 or CPA®:16 — Global and there may never be a public market for the combined company’s shares. Also, the charter of the combined company prohibits the ownership of more than 9.8% of its common stock by one person or affiliated group, unless exempted by its board of directors, which may inhibit large investors from desiring to purchase your shares and may also discourage a takeover. Moreover, the combined company’s redemption plan will include numerous restrictions that limit your ability to sell your shares to the combined company, and the board of directors may amend, suspend or terminate its redemption plan. Therefore, it will be difficult for you to sell your shares promptly or at all. In addition, the price received for any shares sold prior to a liquidity event is likely to be less than the proportionate value of the real estate owned by the combined company. Investor suitability standards imposed by certain states may also make it more difficult to sell your shares to someone in those states.

If the combined company fails to qualify as a REIT, that failure could result in a significant tax liability for the combined company and could reduce the value of the combined company’s stock.

Each of CPA®:14 and CPA®:16 — Global believes that it has been organized and has operated in a manner that enables it to qualify as a REIT for U.S. federal income tax purposes and each company intends to operate so as to qualify as a REIT through the effective date, and in the case of CPA®:16 — Global and CPA 16 Merger Sub, following the effective time of the merger. If the alternate merger is used, each of Holdings, CPA®:14 and CPA®:16 — Global intends to qualify as a REIT following the effective time of the alternate merger. However, it is possible that CPA®:14 or CPA®:16 — Global has been organized or has operated, or that CPA 16 Merger Sub, Holdings, CPA®:14 or CPA®:16 — Global will in the future be organized or operated, in a manner which does not enable it to qualify as a REIT. Qualification as a REIT requires a company to satisfy numerous technical and highly complex requirements established under the Code, for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within each company’s control. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like the combined company, intends to hold its assets through partnerships. In order to qualify as a REIT, the combined company must satisfy a number of requirements regarding the composition of the assets and the sources of its gross income. The combined company’s ability to satisfy the asset tests depends on its analysis of the characterization and fair market value of its assets, some of which are not susceptible to precise determination, and for which it will not obtain independent valuations. Also, the combined company must make distributions to its stockholders aggregating annually at least 90% of its net taxable income, excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect, possibly retroactively, CPA 16 Merger Sub’s, Holdings’, CPA®:14’s or CPA®:16 — Global’s ability to qualify as a REIT.

If a company fails to qualify as a REIT in any taxable year, it would, among other things:

•	not be allowed a deduction for distributions to stockholders in computing its net taxable income;

•	be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its net taxable income at regular corporate rates;

•	be subject to increased state and local taxes;

•	unless entitled to relief under certain statutory provisions, be disqualified from treatment as a REIT for the taxable year in which it lost its qualification and the four taxable years following the year during which it lost its qualification; and

•	no longer be required to make distributions to stockholders.

As a result of these factors, CPA®:16 — Global’s failure to qualify as a REIT also could impair its ability to expand its business and raise capital, could substantially reduce the funds available for investment or distribution to its stockholders, and could reduce the value of CPA®:16 — Global’s common stock following the merger.

If it is determined that CPA®:14 failed to qualify as a REIT prior to the merger, the combined company would be required to pay any resulting tax and such tax could be material. The combined company might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

The combined company may elect to treat one or more of its corporate subsidiaries as a taxable REIT subsidiary, which is referred to in this joint proxy statement/prospectus as a TRS. In general, a TRS may perform additional services for the combined company’s tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate U.S. federal, state and local income tax at regular corporate rates. It is currently expected that the combined company will elect to treat several of its corporate subsidiaries as TRSs.

The failure of CPA 16 Merger Sub to qualify as a REIT would likely result in CPA®:16 — Global’s failure to qualify as a REIT, and if the alternate merger is used, the failure of CPA®:14 or CPA®:16 — Global to qualify as a REIT would likely result in Holdings’ failure to qualify as a REIT.

In order for CPA®:16 — Global to qualify as a REIT, CPA®:16 — Global and CPA 16 Merger Sub must each independently qualify as a REIT, and each will be subject to the risks set forth herein that are identified with respect to the combined company. In the event the alternate merger is used, in order for Holdings to qualify as a REIT, each of CPA®:14, CPA®:16 — Global and Holdings must independently qualify as a REIT, and each will be subject to the risks set forth herein that are identified with respect to the combined company. The failure of either CPA®:14 or CPA®:16 — Global to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

The combined company may pay some taxes.

Even if CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) qualify as a REIT, they may be subject to U.S. federal, state, local and foreign taxes. First, to the extent a REIT satisfies the 90% REIT distribution requirement, but distributes less than 100% of its net taxable income, it will be subject to U.S. federal income tax (and possibly state and local taxes) on its undistributed income. Second, a REIT will incur a 4% nondeductible excise tax on the amount by which its distributions (or deemed distributions, including amounts upon which it pays tax) in any taxable year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years. Third, if a REIT sells certain property held primarily for sale to customers in the ordinary course of business, any gain derived from the sale is subject to a 100% U.S. federal income tax. Fourth, a REIT may be subject to penalty taxes in the event that it fails to meet certain of the REIT qualification requirements but maintains its qualification as a REIT pursuant to certain mitigation provisions of the Code. Fifth, a REIT may be subject to state, local and foreign taxes on its income and assets. Finally, a REIT may be subject to other taxes in situations and on transactions not presently contemplated. See “Material U.S. Federal Income Tax Considerations.”

The Internal Revenue Service, which is referred to in this joint proxy statement/prospectus as the IRS, may take the position that specific sale-leaseback transactions are loans, which could jeopardize the combined company’s REIT qualification.

The combined company expects to treat sale-leaseback transactions as true leases. The IRS may take the position that specific sale-leaseback transactions are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so characterized by the IRS, the combined company might fail to satisfy the qualification requirements applicable to REITs.

Dividends payable by REITs generally do not qualify for reduced U.S. federal income tax rates because qualifying REITs do not pay U.S. federal income tax on their net income.

The maximum U.S. federal income tax rate for dividends payable by domestic corporations to individual domestic stockholders is currently 15% (through 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates, except to the extent that they are attributable to dividends paid by a TRS or a C corporation, or relate to certain other activities. This is because qualifying REITs receive an entity level tax benefit from not having to pay U.S. federal income tax on their net income. As a result, the more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including the combined company’s common stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the reduced U.S. federal income tax rates applicable to corporate dividends, which could negatively affect the value of the combined company’s properties.

Possible legislative or other actions affecting REITs could adversely affect the combined company and its stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company and its stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to the combined company or its stockholders will be changed.

The power of the combined company’s board of directors to revoke its REIT election without stockholder approval may cause adverse consequences to its stockholders.

The combined company’s organizational documents will permit its board of directors to revoke or otherwise terminate its REIT election, without the approval of its stockholders, if the board of directors determines that it is not in the combined company’s best interest to qualify as a REIT. In such a case, the combined company would become subject to U.S. federal, state and local income tax on its net taxable income and the combined company would no longer be required to distribute most of its net taxable income to its stockholders, which may have adverse consequences on the total return to its stockholders.

Maryland law could restrict change in control.

Provisions of Maryland law applicable to the combined company prohibit business combinations with:

•	any person who beneficially owns 10% or more of the voting power of the combined company’s outstanding voting stock, referred to as an interested stockholder;

•	an affiliate who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the combined company’s outstanding voting stock, also referred to as an interested stockholder; or

•	an affiliate of an interested stockholder.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination must be recommended by the board of directors of the combined company and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of the outstanding voting stock and two-thirds of the votes entitled to be cast by holders of voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholders. If applicable, these requirements could have the effect of inhibiting a change in control even if a change in control of the combined company is in its stockholders’ interest. These super-majority vote requirements do not apply, however, if the combined company’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. In addition, Maryland law permits various exemptions from the foregoing provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Maryland law also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The combined company’s charter will restrict beneficial ownership of more than 9.8% of the outstanding shares by one person or affiliated group in order to assist the combined company in meeting the REIT qualification rules, among other purposes. These requirements could have the effect of inhibiting a change in control and may deter individuals or entities from making tender offers for shares, even if a change in control were in the combined company’s stockholders’ interest or the tender offer financially attractive to the combined company’s stockholders.

A potential change in U.S. accounting standards regarding operating leases may make the leasing of facilities less attractive to the combined company’s potential domestic tenants, which could reduce overall demand for the combined company’s leasing services.

Under current authoritative accounting guidance for leases, a lease is classified by a tenant as a capital lease if the significant risks and rewards of ownership are considered to reside with the tenant. This situation is considered to be met if, among other things, the non-cancellable lease term is more than 75% of the useful life of the asset or if the present value of the minimum lease payments equals 90% or more of the leased property’s fair value. Under capital lease accounting for a tenant, both the leased asset and liability are reflected on their balance sheet. If the lease does not meet any of the criteria for a capital lease, the lease is considered an operating lease by the tenant and the obligation does not appear on the tenant’s balance sheet; rather, the contractual future minimum payment obligations are only disclosed in the footnotes thereto. Thus, entering into an operating lease can appear to enhance a tenant’s balance sheet in comparison to direct ownership. In response to concerns caused by a 2005 SEC study that the current model does not have sufficient transparency, the Financial Accounting Standards Board, which is referred to in this joint proxy statement/prospectus as the FASB, and the International Accounting Standards Board conducted a joint project to re-evaluate lease accounting. In August 2010, the FASB issued a Proposed Accounting Standards Update titled “Leases,” providing its views on accounting for leases by both lessees and lessors. The FASB’s proposed guidance may require significant changes in how leases are accounted for by both lessees and lessors. As of the date of this joint proxy statement/prospectus, the FASB has not finalized its views on accounting for leases. Changes to the accounting guidance could affect both the combined company’s accounting for leases as well as that of the combined company’s tenants. These changes may affect how the real estate leasing business is conducted both domestically and internationally. For example, if the accounting standards regarding the financial statement classification of operating leases are revised, then companies may be less willing to enter into leases in general or desire to enter into leases with shorter terms because the apparent benefits to their balance sheets could be reduced or eliminated. This in turn could make it more difficult for the combined company to enter leases on terms the combined company finds favorable.

The combined company’s net tangible book value may be adversely affected if the combined company is required to adopt certain fair value accounting provisions.

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, which is referred to in this joint proxy statement/prospectus as the AICPA, issued accounting guidance that addresses when the accounting principles of the AICPA Audit and Accounting Guide “Investment Companies” must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. I n addition, this guidance includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. In February 2008, the effective date of this guidance was indefinitely delayed, and adoption of the guidance was prohibited for any entity that had not previously adopted it. Additionally, at its July 14, 2010 meeting, the FASB tentatively decided to issue a proposed Accounting Standard Update to attempt to achieve convergence with International Accounting Standards on accounting for investment properties. However, the FASB concluded that, as opposed to the international accounting standard on investment property, which provides an option to account for investment property at cost or fair value, the standard in the United States would require an investment property to be measured at fair value. The combined company will assess the potential impact the adoption of these statements will have on its financial position and results of operations if it were required to adopt it.

While the combined company expects to maintain an exemption from the Investment Company Act of 1940 and therefore does not expect to be regulated as an investment company, the combined company may be required to adopt fair value accounting provisions. Under these provisions, the combined company’s investments would be recorded at fair value with changes in value reflected in the combined company’s earnings, which may result in significant fluctuations in the combined company’s results of operations and net tangible book value. In addition to the immediate substantial dilution in net tangible book value per share equal to the costs of the offering, as described earlier, net tangible book value per share may be further reduced by any declines in the fair value of the combined company’s investments.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Each of CPA®:14 and CPA®:16 — Global has made forward-looking statements in this joint proxy statement/prospectus that are subject to risks and uncertainties. Forward-looking statements include information regarding synergies, efficiencies, cost savings, revenue enhancements, projected funds from operations, which is referred to in this joint proxy statement/prospectus as FFO, asset portfolios and the timetable for completion of the merger and the CPA®:14 asset sales.

CPA®:14 and CPA®:16 — Global’s forward-looking statements in this joint proxy statement/prospectus also include, among other things, statements regarding their intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “will continue,” “will likely result” and other comparable terms. For those statements, CPA®:14 and CPA®:16 — Global claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

You should understand that the following important factors, in addition to those discussed in “Risk Factors” and elsewhere in this joint proxy statement/prospectus, could affect the future results of the combined company after completion of the merger and could cause actual results or other outcomes to differ materially from those expressed in the forward-looking statements contained in this joint proxy statement/prospectus:

•	legislative, regulatory, or other changes in the real estate industry which increase the costs of, or otherwise affect the operations of, CPA®:14, CPA®:16 — Global or the combined company following the merger;

•	competition for tenants with respect to new leases and the renewal or rollover of existing leases;

•	the ability of CPA®:14’s, CPA®:16 — Global’s or the combined company’s tenants to operate their businesses in a manner sufficient to maintain or increase revenue and to generate sufficient income to make rent payments;

•	changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to CPA®:14, CPA®:16 — Global or the combined company;

•	failure to complete the merger and the CPA®:14 asset sales; and

•	potential liability under, and change in, environmental, zoning, tax and other laws.

CPA®:14 stockholders and CPA®:16 — Global stockholders are cautioned not to place undue reliance on forward-looking statements. They give expectations about the future and are not guarantees, and they speak only as of the date of this joint proxy statement/prospectus.

THE MERGER

General

The merger agreement provides that CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global, with CPA 16 Merger Sub being the surviving company. Each issued and outstanding share of CPA®:14 common stock will immediately be converted into the right to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of CPA®:16 — Global common stock or (b) if held of record as of the close of business on February 28, 2011, upon the election by the holder, cash in an amount equal to $10.50 per share of CPA®:14 common stock. CPA®:14 stockholders of record after the close of business on February 28, 2011 and CPA®:14 stockholders who make no election will receive CPA®:16 — Global common stock in the merger and the $1.00 per share special cash distribution.

This joint proxy statement/prospectus constitutes a prospectus of CPA®:16 — Global, which is a part of the registration statement on Form S-4 filed by CPA®:16 — Global with the SEC under the Securities Act in order to register the shares of CPA®:16 — Global common stock to be issued to CPA®:14 stockholders in the merger, or Holdings shares if the alternate merger is consummated. It also constitutes a proxy statement of CPA®:14 in connection with the solicitation of the approval by CPA®:14 stockholders of the merger and the alternate merger, and a proxy statement of CPA®:16 — Global in connection with the solicitation of the approval by CPA®:16 — Global stockholders of the alternate merger, the UPREIT reorganization and the charter amendment.

Background and Alternatives to the Merger

CPA®:14 was formed in June 1997 and has raised approximately $657.9 million in net investment capital through various public offerings of securities. CPA®:14 is an investment vehicle with a professionally managed portfolio of net leased real estate. In general, CPA®:14’s original objectives were to:

•	pay quarterly distributions to stockholders at an increasing rate;

•	purchase a portfolio of net-leased real estate that was expected to increase in value;

•	increase the company’s equity in its real estate by making regular mortgage principal payments; and

•	ultimately provide a liquidity event for its stockholders.

Substantially all of the net proceeds from offerings of CPA®:14 shares have been invested in real estate. The board of directors of CPA®:14 believes that CPA®:14 has met its original objectives of providing stockholders with cash distributions from operations and preserving capital.

Because CPA®:14 expected to hold its investments for a number of years after its formation, CPA®:14 did not focus on the sale of CPA®:14’s properties in the early years of its existence. Instead, CPA®:14 concentrated on making suitable investments and managing its properties efficiently in order to maximize the cash flow from the properties.

CPA®:16 — Global was formed in 2003 and has raised over $1.0 billion in proceeds from two public offerings, substantially all of which has been invested. CPA®:16 — Global’s board of directors expects to begin considering liquidity alternatives for CPA®:16 — Global and its stockholders within the next several years; however, there is no assurance at this time that a liquidity event will occur. CPA®:16 — Global’s board of directors believes that it is in CPA®:16 — Global’s interests to consider transactions which are expected to enhance CPA®:16 — Global’s ability to continue to generate attractive current returns for its stockholders, and which may improve the execution of a future liquidity event.

During the first quarter of 2008, the board of directors of CPA®:14 asked its advisor to begin reviewing possible liquidity alternatives for CPA®:14. As part of this process, representatives of CPA®:14’s advisor analyzed and presented various liquidity options to CPA®:14’s board of directors for its consideration. Such options included listing CPA®:14’s shares on a national securities exchange, the sale of part of CPA®:14’s portfolio, the sale of CPA®:14’s entire portfolio in a single transaction or related series of transactions and the sale of CPA®:14’s properties on a property by property basis to third parties. Also at this meeting, CPA®:14’s board of directors discussed with its advisor the possibility of a business combination transaction with CPA®:16 — Global as a means to achieve CPA®:14’s goals for a liquidity transaction, similar to the merger involving CPA®:12 and CPA®:14, which is referred to in this joint proxy statement/prospectus as the CPA®:12/14 merger, which was successfully completed in December 2006. CPA®:14’s board of directors and its advisor determined that, similar to the CPA®:12/14 merger, a merger involving CPA®:14 and CPA®:16 — Global could possibly be structured as a non-taxable transaction for stockholders, would provide CPA®:14’s stockholders with an alternative for more immediate liquidity (through a cash election option) and would allow CPA®:14’s stockholders the opportunity to own a larger and more diversified W. P. Carey managed entity with similar investment objectives to CPA®:14 through a stock election option. Following this meeting, CPA®:14’s board of directors determined to further explore the possibility of a merger involving CPA®:16 — Global.

In April 2008, CPA®:14’s board of directors determined to form a special committee and delegate to it the sole authority to review and negotiate the terms of the proposed merger on behalf of CPA®:14, and to make a recommendation to the full CPA®:14 board of directors regarding the proposed merger, which could include a recommendation to reject the proposed merger. The CPA®:14 special committee was also authorized to retain its own financial and legal advisors. Such determinations were ratified by subsequent resolutions by the CPA®:14 board of directors. Messrs. Marshall E. Blume and James D. Price were appointed to the CPA®:14 special committee. At that time, the CPA®:14 board of directors included Wm. Polk Carey and Gordon DuGan (CPA®:14’s then chief executive officer). Messrs. Carey and DuGan were not independent directors because of their affiliation with CPA®:14’s advisor.

Representatives of CPA®:16 — Global’s advisor presented the possibility of CPA®:16 — Global’s acquiring CPA®:14 through a merger to CPA®:16 — Global’s board of directors in the first quarter of 2008. At a meeting held in April 2008, CPA®:16 — Global’s board of directors approved the formation of a special committee to review further the proposed transaction. The special committee consisted of Richard J. Pinola and Elizabeth G. Munson. The board of directors of CPA®:16 — Global delegated to the special committee the sole authority to review and negotiate the terms of the proposed transaction on behalf of CPA®:16 — Global, and to make a recommendation to the full CPA®:16 — Global board of directors regarding the transaction, which could include a recommendation to reject the transaction. The special committee was also authorized to retain its own financial and legal advisors. The special committee retained the law firm of Clifford Chance US LLP, referred to in this joint proxy statement/prospectus as Clifford Chance, to act as its legal advisor. Clifford Chance represented CPA®:16 — Global in connection with its second public offering, and has acted as outside securities counsel to CPA®:16 — Global and the other CPA® REITs, including CPA®:14. Clifford Chance has not represented W. P. Carey.

In April 2008, the CPA®:14 special committee retained the law firm of Greenberg Traurig, LLP, referred to in this joint proxy statement/prospectus as Greenberg Traurig, to act as legal counsel to the CPA®:14 special committee. Also in April 2008, the CPA®:14 special committee met with several investment banking firms to review their qualifications for acting as independent financial advisor to the CPA®:14 special committee, including a review of any past or existing relationships between such firms and W. P. Carey. In April 2008, the CPA®:14 special committee engaged Stanger as its financial advisor and to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of CPA®:14 in a proposed transaction. The CPA®:14 special committee entered into an engagement letter with Stanger providing for fixed monthly advisory fees and a fixed opinion fee, none of which were contingent on consummation of a transaction with CPA®:16 — Global.

In April 2008, the CPA®:16 — Global special committee met with several investment banking firms to review their qualifications for acting as an independent financial advisor to the special committee, including a review of any past or existing relationships between the firms and W. P. Carey. The CPA®:16 — Global special committee engaged Deutsche Bank to act as its financial advisor and to provide its opinion as to the fairness, from a financial point of view, to CPA®:16 — Global of the merger consideration to be paid by CPA®:16 — Global in the merger.

Clifford Chance prepared a draft merger agreement which was reviewed with CPA®:16 — Global’s special committee before being distributed to CPA®:14 and its counsel. Greenberg Traurig received the draft merger agreement in May 2008 and, after extensive consultation with the CPA®:14 special committee and Stanger in various subsequent communications, commenced negotiations of certain elements and terms of the proposed merger with Clifford Chance and Deutsche Bank. Under the terms of the proposed merger, CPA®:16 — Global would offer shares of its common stock or cash to CPA®:14 stockholders. CPA®:16 — Global began to explore obtaining a bank credit facility in order to have sufficient funds available to pay the cash merger consideration.

The parties continued to negotiate the merger agreement at a number of meetings and conference calls between May and July 2008. By the middle of July 2008, Greenberg Traurig had negotiated concessions and revisions on behalf of CPA®:14 with the only remaining significant issues with respect to the merger agreement involving proposed post-signing adjustments to the merger consideration and certain conditions to closing.

However, in late July 2008, in light of the unfolding financial crisis, it became clear to CPA®:16 — Global’s advisor and its special committee that it would not be possible to obtain financing on attractive terms, if at all. The CPA®:16 — Global special committee determined to cease negotiations on the merger until more favorable financing conditions returned. Similarly, CPA®:14’s advisor recommended, and the CPA®:14 special committee, agreed, that further consideration of liquidity alternatives be postponed until market conditions became more stable and financing terms and availability became more favorable. At such time, CPA®:14 and CPA®:16 — Global and their respective legal counsel suspended negotiations of the merger agreement, and CPA®:14’s and CPA®:16 — Global’s respective financial advisors suspended their work.

Beginning in the first quarter of 2010, market conditions, including financing terms and availability, were becoming more favorable, and the board of directors of CPA®:14 asked its advisor to reopen its review of possible liquidity alternatives for CPA®:14, including the previously discussed possibility of a business combination transaction with CPA®:16 — Global as a means to achieve CPA®:14’s goals for a liquidity transaction.

On July 15, 2010, representatives of the advisor gave a presentation to the boards of directors of CPA®:14 and CPA®:16 — Global regarding a proposed merger of CPA®:14 with CPA®:16 — Global. As part of the merger transaction, CPA®: 14 stockholders would be given the option of electing, in exchange for their shares of CPA®:14 common stock, common stock of CPA®:16 — Global in a tax free transaction or cash consideration, which would be taxable. It was proposed that such merger would be immediately preceded by a sale by CPA®:14 of its interests in joint venture assets with CPA®:16 — Global to CPA®:17 — Global and to CPA®:14’s advisor to avoid increasing CPA®:16 — Global’s concentration in such joint venture assets and to make additional cash available to pay cash elections in the merger. It was also proposed that CPA®:16 — Global would obtain a credit facility to, among other things, pay cash elections in the merger, and that W. P. Carey would purchase a sufficient number of shares of CPA®:16 — Global common stock, at the net asset value of CPA®:16 — Global as determined for the merger, sufficient to fund the balance of any cash elections.

Following this meeting, each of CPA®:14 and CPA®:16 — Global requested that the advisor update the estimated net asset values of each of CPA®:14 and CPA®:16 — Global as of September 30, 2010.

On July 22, 2010, CPA®:14’s board of directors again determined to form a special committee and delegate to it the sole authority to review and negotiate the terms of the proposed merger on behalf of CPA®:14, and to make a recommendation to the full CPA®:14 board of directors regarding the proposed merger, which could include a recommendation to reject the proposed merger. The newly formed CPA®:14 special committee was also authorized to retain its own financial and legal advisors. Such determinations were ratified by subsequent resolutions by the CPA®:14 board of directors. Messrs. Marshall E. Blume and James D. Price were again appointed to the CPA®:14 special committee. At this time, the CPA®:14 board of directors consisted of Messrs. Marshall E. Blume, Wm. Polk Carey, Richard J. Pinola and James D. Price. However, on July 22, 2010, Mr. Pinola, who at such time was also a member of CPA®:16 — Global’s board of directors, resigned from CPA®:14’s board of directors. Mr. Carey was not an independent director because of his affiliation with CPA®:14’s advisor.

On July 22, 2010, CPA®:16 — Global’s board of directors determined to reconstitute its special committee, consisting of Richard J. Pinola and Elizabeth G. Munson, and delegate to it the sole authority to review and negotiate the terms of the proposed transaction on behalf of CPA®:16 — Global, and to make a recommendation to the full CPA®:16 — Global board of directors regarding the transaction, which could include a recommendation to reject the transaction. In July 2010, the CPA®:16 — Global special committee decided to retain Clifford Chance and Deutsche Bank as the committee’s legal and financial advisors, respectively. The special committee agreed to pay Deutsche Bank a fixed fee upon delivery of Deutsche Bank’s fairness opinion to the special committee or upon receipt of Deutsche Bank’s advice that it is unable to render such opinion, and an additional fixed fee if the merger is consummated.

In conjunction with considering the possible merger with CPA®:14, CPA®:16 — Global also began to consider the possibility of reorganizing as an UPREIT. Converting to an UPREIT structure was potentially attractive because (1) in connection therewith the advisor agreed to reduce the asset management fees payable to it, which would improve CPA®:16 — Global’s cash flow; and (2) the UPREIT structure is common among listed REITs, and listing on a stock exchange is one potential form for a liquidity transaction by CPA®:16 — Global. The special committee asked its legal and financial advisors to review a possible UPREIT conversion for CPA®:16 — Global.

In July 2010, the CPA®:14 special committee retained the law firm of Greenberg Traurig to act as legal counsel to the CPA®:14 special committee.

On July 28, 2010, the CPA®:14 special committee discussed with Greenberg Traurig engaging Stanger as financial advisor to the CPA®:14 special committee in connection with the proposed merger with CPA®:16 — Global and determined that Stanger, upon such engagement, among other things, would assist the CPA®:14 special committee in its evaluation of certain potential strategic alternatives to the proposed merger with CPA®:16 — Global. On July 30, 2010, the CPA®:14 special committee entered into an engagement letter with Stanger providing for fixed monthly advisory fees and a fixed opinion fee, none of which were contingent on consummation of a transaction with CPA®:16 — Global, or Stanger’s findings or conclusions with respect to the merger transaction and its associated CPA®:14 asset sales. The CPA®:14 special committee engaged Stanger to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of CPA®:14 (other than W. P. Carey and its affiliates) in connection with the transaction.

At regularly scheduled meetings held in September 2010, CPA®:14’s board of directors and special committee discussed potential strategic alternatives, including the proposed merger with CPA®:16 — Global.

CPA®:16 — Global’s special committee met on September 15, 2010 and again on September 27, 2010 to continue discussions regarding the proposed transaction with its legal and financial advisors, and to review a draft merger agreement which had been prepared by Clifford Chance.

Representatives of Clifford Chance, Greenberg Traurig, Reed Smith, LLP (special real estate transaction counsel), referred to in this joint proxy statement/prospectus as Reed Smith, and W. P. Carey met on September 28, 2010 for initial discussions regarding the structure and timing of a potential merger and potential CPA®:14 asset sales.

Clifford Chance distributed a draft merger agreement to CPA®:14 and its counsel on September 29, 2010.

At a meeting of the CPA®:14 special committee held on October 5, 2010, the CPA®:14 special committee discussed with Greenberg Traurig issues raised by the draft merger agreement, including, among others, proposed post-signing adjustments to the merger consideration, certain proposed conditions to closing, including a proposed financing condition and a condition that CPA®:14 have a certain amount of cash available at closing to pay cash elections and a proposal that CPA®:16 — Global implement an UPREIT reorganization in connection with the proposed merger. The CPA®:14 special committee authorized Greenberg Traurig to negotiate for successful resolution of these issues, and also, if unable to eliminate the financing condition, to raise the possibility that CPA®:14 receive a “reverse break fee” from CPA®:16 — Global if the merger agreement is terminated as a result of the failure of the financing condition.

At a meeting of CPA®:16 — Global’s special committee on October 26, 2010, Clifford Chance reviewed with the CPA®:16 — Global special committee and Deutsche Bank the material comments of CPA®:14 on the draft merger agreement. CPA®:16 — Global’s special committee and its legal and financial advisors also discussed the status of the advisor’s efforts to arrange for a $300 million credit facility for CPA®:16 — Global which could be used, in part, to fund cash elections in the merger. CPA®:16 — Global’s special committee authorized its legal and financial advisors to continue their negotiations with CPA®:14 and, in particular, to advise CPA®:14’s legal and financial advisors that CPA®:16 — Global would not agree to a reverse break fee.

The legal and financial advisors to the special committees of CPA®:14 and CPA®:16 — Global and DLA Piper LLP (US), W. P. Carey’s legal counsel, and their respective principals continued their negotiations and discussions of the draft merger agreement. During these discussions, during which none of the issues described in the foregoing paragraph were resolved, Clifford Chance informed Greenberg Traurig that, although not included in the preliminary draft of the merger agreement, CPA®:16 — Global had determined that CPA®:16 would require a termination right if holders of more than 50% of CPA®:14’s outstanding common stock elected to receive cash in the merger, which is referred to in this joint proxy statement/prospectus as the 50% cash elections condition. CPA®:16 — Global’s position was based on its analyses of its ability to access additional capital and of the impact of incurring additional leverage on its ability to continue to pay distributions. During these discussions, Clifford Chance also informed Greenberg Traurig that the proposed UPREIT reorganization of CPA®:16 — Global immediately following the merger was expected to result in cost savings to the combined company in the form of reduced advisory fees. During these discussions, W. P. Carey advised CPA®:14 that consideration should be given to a $1.00 per share special cash distribution prior to the merger, primarily to account for the distribution of taxable gain from CPA®:14 asset sales to CPA®:14 stockholders, including the sales to CPA®:17 — Global and W. P. Carey.

At a meeting of the CPA®:16 — Global special committee held on October 28, 2010, a representative of the advisor updated the committee on the status of obtaining a credit facility. After the advisor’s presentation, the special committee authorized the advisor to retain Bank of America, N.A. as the lead arranger of the facility.

At a meeting of the CPA®:14 special committee held on October 29, 2010, the CPA®:14 special committee discussed with Greenberg Traurig CPA®:16 — Global’s proposed addition of the 50% cash elections condition and the potential cost savings expected to result from the proposed UPREIT reorganization of CPA®:16 — Global immediately following the merger. Greenberg Traurig also observed that none of the merger agreement open issues discussed at the October 5, 2010 meeting had been resolved. The CPA®:14 special committee requested that Stanger review, among other things, the proposed sources of cash to fund cash elections in the merger, the fees payable to CPA®:14’s advisor in connection with the merger, the impact of the proposed adjustments to the merger consideration and the proposed cost savings associated with the proposed UPREIT reorganization of CPA®:16 — Global immediately following the merger. The CPA®:14 special committee also authorized Greenberg Traurig to continue negotiating for successful resolution of the foregoing merger agreement issues.

At a meeting of the CPA®:16 — Global special committee held on November 11, 2010, the committee and its legal and financial advisors discussed the status of material open issues on the merger agreement, particularly the treatment of pre-closing proceeds and permitted asset sales by CPA®:14. The special committee’s position was that there should be no post-signing adjustments to the exchange ratio for permitted asset sales. The special committee requested that Clifford Chance and Deutsche Bank continue negotiating with CPA®:14 and W. P. Carey.

At a meeting of the CPA®:14 special committee held on November 15, 2010, the CPA®:14 special committee discussed with Stanger and Greenberg Traurig the open issues and analyses described in the preceding paragraphs, as well as the status of negotiations of the merger agreement and other open items. With respect to the proposed financing condition and the 50% cash elections condition, the CPA®:14 special committee, after consultations with Greenberg Traurig, acknowledged that CPA®:16 — Global was not interested in pursuing the transaction without these conditions, and again authorized Greenberg Traurig to negotiate for a reverse break fee if the merger agreement is terminated as a result of the failure of either condition, but also authorized Greenberg Traurig and Stanger to continue pushing back on the condition that CPA®:14 have a certain amount of cash available at closing to pay cash elections. After discussions with Stanger regarding the potential cost savings expected to result from CPA®:16 — Global’s implementation of an UPREIT reorganization immediately following the proposed merger, the CPA®:14 special committee authorized Greenberg Traurig to accept this provision of the proposal, provided that the merger was not conditioned on the approval of the UPREIT reorganization. Stanger also discussed with the CPA®:14 special committee and Greenberg Traurig that, based on Stanger’s discussions with representatives of W. P. Carey, CPA®:14’s advisor was expecting to receive aggregate fees from CPA®:14 in connection with the merger of $78.8 million, comprised of a $44.2 million subordinated disposition fee, a $28.5 million termination fee and $6.1 million in accrued disposition fees. At the conclusion of this meeting, the CPA®:14 special committee instructed Stanger to contact CPA®:14’s advisor to negotiate lower subordinated disposition fees than the $44.2 million in subordinated disposition fees being asked for by CPA®:14’s advisor pursuant to CPA®:14’s advisory agreement.

On November 19, 2010, Reed Smith circulated drafts of the CPA®:17 — Global and W. P. Carey sale and purchase agreements relating to the CPA®:14 asset sales. Greenberg Traurig, with extensive consultation with CPA®:14’s special committee and Stanger, negotiated concessions and revisions on behalf of CPA®:14, including, among others, reduced representations given by CPA®:14.

At a meeting of CPA®:16 — Global’s special committee on November 22, 2010, Deutsche Bank reviewed with the CPA®:16 — Global special committee a preliminary report on the September 30, 2010 estimated net asset values of CPA®:14 and CPA®:16 — Global. The special committee also discussed with its legal and financial advisors the benefits and detriments of the UPREIT conversion. The special committee reviewed an analysis prepared by Deutsche Bank regarding the impact of fluctuations of currency valuations of CPA®:16 — Global’s international assets. Clifford Chance gave the committee an update on negotiations of the merger agreement. The special committee instructed Clifford Chance to advise CPA®:14’s legal and financial advisors that CPA®:16 — Global would not agree to pay a reverse break fee. Finally, Clifford Chance and Deutsche Bank updated the special committee on the fact that commitment letters had been received for a $300 million bank credit facility.

At a meeting of the CPA®:14 special committee held on November 23, 2010, the CPA®:14 special committee discussed with Stanger and Greenberg Traurig Stanger’s review of the estimated net asset values of CPA®:14 and CPA®:16 — Global, including underlying real estate appraisals as of September 30, 2010. Stanger then updated the CPA®:14 special committee on its discussions with CPA®:14’s advisor regarding the $44.2 million in subordinated disposition fees being asked for by CPA®:14’s advisor pursuant to CPA®:14’s advisory agreement. Stanger indicated that as a result of these discussions, CPA®:14’s advisor had conceded a $29.0 million reduction in the subordinated disposition fee and agreed to receive subordinated disposition fees of approximately $15.2 million in connection with the merger and the CPA®:14 asset sales. Stanger also advised the CPA®:14 special committee that as a result of the disposition fee reduction, there would be an increase in the termination fee payable to the advisor, from $28.5 million to approximately $31.2 million. Stanger further updated the CPA®:14 special committee regarding its review of certain proposed adjustments to the merger consideration, proposed cost savings associated with the proposed UPREIT reorganization of CPA®:16 — Global immediately following the merger and CPA®:16 — Global’s proposed sources of cash to fund cash elections in the merger. Stanger also discussed various alternative liquidity options potentially available to CPA®: 14 with the CPA®:14 special committee for its consideration, and the qualitative advantages and disadvantages of each option. Such options included listing CPA®:14’s shares on a national securities exchange, the sale of CPA®:14’s entire portfolio in a single transaction or related series of transactions to third parties, a merger with a third-party public company, and the continuation of CPA®:14 in its current structure. Greenberg Traurig then discussed with the CPA®:14 special committee the status of negotiations of the merger agreement and remaining open issues.

CPA®:16 — Global’s special committee advised W. P. Carey that CPA®:16 — Global would require that CPA®:14’s advisor enter into an indemnification agreement with CPA®:16 — Global under which the advisor would agree to put any fees it earned in respect of the merger “at risk” by agreeing to indemnify CPA®:16 — Global for any losses arising from a breach of CPA®:14’s representations and warranties under the merger agreement that have a material adverse effect on CPA®:16 — Global after the merger. Clifford Chance prepared a draft indemnification agreement which was distributed to W. P. Carey and its counsel and CPA®:14’s special committee and its counsel on December 1, 2010.

Additionally, the CPA®:14 special committee agreed that, because CPA®:16 — Global would not agree to assume CPA®:14’s advisory agreement because CPA®:16 — Global had its own existing advisory agreement with the advisor, CPA®:14 and its advisor would mutually terminate the CPA®:14 advisory agreement immediately prior to the merger and the CPA®:14 asset sales. In connection therewith CPA®:14 would pay the advisor the termination fee of approximately $31.2 million but no other fees under the agreement (other than the subordinated disposition fee of approximately $15.2 million and accrued disposition fees of approximately $6.1 million). CPA®:14 and the advisor agreed also that all fees due under the CPA®:14 advisory agreement would be paid as of the closing. In exchange, CPA®:14’s advisor agreed to receive the entire amount of the termination fee (less any required taxes) in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share at September 30, 2010 (after deducting the $1.00 per share special cash distribution), rather than in cash, to help fund any cash elections in the merger. CPA®:14’s advisor also agreed, expressly for the benefit of CPA®:14 and CPA®:16 — Global, to waive and to permanently discharge any rights to collect any other fees under the CPA®:14 advisory agreement or otherwise claim any breach or make any other claim in respect of such agreement. Furthermore, the advisor agreed to waive all future disposition fees on any subsequent disposition of any of the CPA®:14 assets acquired by CPA®:16 — Global in the merger and use the price being paid in the merger for CPA®:14’s properties and assets as the benchmark for any future subordinated incentive fees, subordinated distributions or termination fees, if any, payable on such properties and assets. Clifford Chance prepared a draft fee letter agreement which was distributed to W. P. Carey and its counsel and CPA®:14’s special committee and its counsel on December 1, 2010, reflecting the above agreements.

At a meeting of CPA®:16 — Global’s special committee on December 7, 2010, Clifford Chance updated the committee on the progress of the merger agreement and Deutsche Bank reviewed with the committee a preliminary valuation presentation. The special committee authorized its legal and financial advisors to continue their efforts towards finalizing the terms of the transaction.

Through December 9, 2010, the parties and their respective legal and financial advisors continued to engage in discussions and negotiations of the principal transaction documents, including the merger agreement, the CPA®:17 — Global and W. P. Carey sale and purchase agreements, the indemnification agreement and the fee letter agreement. In respect of the merger agreement, with extensive consultation with the special committee and Stanger in various subsequent communications, Greenberg Traurig negotiated concessions and revisions to the merger agreement on behalf of CPA®:14, including, among others, the elimination of the condition that CPA®:14 have a certain amount of available cash at the closing. Although unable, after numerous discussions with Clifford Chance, to eliminate the financing condition and the 50% cash elections condition from the merger agreement, and after negotiating unsuccessfully for W. P. Carey to pay a “reverse break fee” to CPA®:14 if the merger agreement is terminated as a result of the failure of either condition, CPA®:14 was finally able to persuade W. P. Carey to agree to reimburse CPA®:14 for its out-of-pocket expenses, up to $4 million, if the merger agreement is terminated as a result of the failure of either condition. The final merger agreement also provides for a “fiduciary out” for CPA®:14 with no reverse break fee payable to CPA®:16 — Global, and for W. P. Carey to reimburse CPA®:14 for its out-of-pocket expenses, up to $4 million, if the merger agreement is terminated as a result of the failure of stockholders of CPA®:14 to approve the merger.

At the meeting of the special committee of CPA®:14’s board of directors held on December 10, 2010, Greenberg Traurig reviewed the key terms of the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements and confirmed there were no significant issues remaining, Venable LLP reviewed the fiduciary duties of CPA®:14’s directors under Maryland law, and Stanger reviewed its analysis of the merger and sale transactions and delivered its oral opinion to the special committee that the consideration to be received by the stockholders of CPA®:14 (other than W. P. Carey and its affiliates) in connection with the merger with CPA®:16 — Global, the $1.00 per share special cash distribution to be received in connection with the CPA®:14 asset sales, and the consideration to be received by the stockholders of CPA®:14 (other than W. P. Carey and its affiliates) in connection with the merger and the CPA®:14 asset sales taken as a whole, was, in each case fair from a financial point of view.

After hearing presentations and carefully considering the matter, the CPA®:14 special committee determined that each of the merger with CPA®:16 — Global, the CPA®:14 asset sales and the merger and the CPA®:14 asset sales taken as a whole, was in all respects on such terms and at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were advisable and in the best interests of the stockholders. Accordingly, CPA®:14’s special committee resolved to recommend to the board of directors the entering into and performance of the CPA®:17 — Global and W. P. Carey sale and purchase agreements and the merger agreement, the $1.00 per share special cash distribution and the transactions contemplated thereby.

At a meeting of the full board of directors of CPA®:14 on December 10, 2010, immediately following the CPA®:14 special committee meeting, the CPA®:14 special committee delivered its recommendation to the board of directors of CPA®:14 that the full board of directors approve the execution of the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements, the $1.00 per share special cash distribution, and the transactions contemplated by those agreements. After considering the matter and being given the opportunity to ask questions, the board of directors of CPA®:14 determined that each of the merger with CPA®:16 — Global, the CPA®:14 asset sales, the $1.00 per share special cash distribution, and the merger and the CPA®:14 asset sales taken as a whole, was in all respects on such terms and at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were advisable and in the best interests of the stockholders. Accordingly, the board of directors of CPA®:14 declared advisable and approved the various transaction agreements and, among other matters, approved the execution of the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements and the transactions contemplated by those agreements, including the merger, and instructed that the merger be submitted to the CPA®:14 stockholders for their consideration.

On December 13, 2010, CPA®:16 — Global’s special committee met with its legal and financial advisors. The principal purpose of the meeting was for the representatives of Deutsche Bank to deliver the firm’s fairness opinion analysis to CPA®:16 — Global’s special committee. Following Deutsche Bank’s presentation and a discussion period with the special committee, representatives of Deutsche Bank reviewed the financial terms of the proposed transaction and orally advised the special committee of Deutsche Bank’s opinion that the proposed merger consideration was fair, from a financial point of view, to CPA®:16 — Global. The representatives of Deutsche Bank further advised the special committee that they were prepared to confirm their opinion in writing.

In addition, representatives of Clifford Chance reviewed with the board of directors the fiduciary duties of CPA®:16 — Global’s directors under Maryland law. After the conclusion of the presentations, the special committee determined to recommend that the merger and other transactions contemplated by the merger agreement be approved and declared advisable. Following the special committee meeting, a full board meeting of CPA®:16 — Global was held during which the special committee reported on the results of the fairness opinion analysis conducted by Deutsche Bank and reported that Deutsche Bank had delivered its oral opinion that the merger consideration was fair, from a financial point of view, to CPA®:16 — Global. The special committee also advised the board of directors that it was the recommendation of the CPA®:16 — Global special committee that the merger and the other transactions contemplated by the merger agreement be approved and declared advisable. Following discussion, CPA®:16 — Global’s board of directors unanimously approved the merger with CPA®:14 and the other transactions contemplated by the merger agreement as being advisable and in the best interests of CPA®:16 — Global’s stockholders, and instructed that the merger and the other transactions contemplated by the merger agreement be submitted to the CPA®:16 — Global stockholders for their consideration.

On December 13, 2010, Stanger delivered its written opinion and the parties executed the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements and announced the transactions by filing Current Reports on Form 8-K on December 14, 2010.

CPA®:14’s Reasons for the Merger and the CPA®:14 Asset Sales

After considering CPA®:14’s objectives with respect to a liquidity transaction for its stockholders, at a meeting of the board of directors on December 10, 2010, CPA®:14’s board of directors determined, that the merger and the CPA®:14 asset sales, taken together, provide the desired objectives of liquidity through the cash election in the merger, the ability of stockholders to remain invested in a W. P. Carey managed entity and to control the timing of capital gains recognition, and through an efficient transaction with a relatively low cost. CPA®:14’s board of directors received the recommendation of the special committee, the advice of CPA®:14’s advisor, and that of the financial advisor and legal counsel to the CPA®:14 special committee throughout its consideration of the transactions contemplated by each of the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements, and the CPA®:14 special committee consulted extensively with the advisor of CPA®:14 and the financial advisor and legal counsel to the CPA®:14 special committee, and considered a variety of factors. In making its determination with respect to the transactions contemplated by the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements, CPA®:14’s board of directors and special committee considered the following positive factors:

•	the initial intention of CPA®:14 to provide liquidity to its stockholders within eight years after substantially investing the net proceeds of its second public offering;

•	the appraised market value of the portfolios, as well as the financial performance, financial condition, business operations and prospects of each of CPA®:14 and CPA®:16 — Global, independently and as a combined entity;

•	the merger, with an uncapped stock election, will provide an opportunity for CPA®:14’s stockholders to share in any future stock price appreciation of CPA®:16 — Global;

•	CPA®:14 stockholders who elect to receive CPA®:16 — Global common stock should be able to do so on a non-taxable basis;

•	the merger will allow CPA®:14’s stockholders to own shares of a larger W. P. Carey managed entity that has a larger proportion of international properties, which among other things could provide the combined company with greater cash flow stability due to a larger, more diversified portfolio;

•	the benefit that would be provided to certain of CPA®:14’s stockholders by providing a cash alternative to stockholders who do not wish to receive shares of CPA®:16 — Global common stock;

•	CPA®:14’s board and special committee’s belief that, given CPA®:14’s capitalization and the difficulty of growing significantly in the near future and other factors, CPA®:14’s shares of common stock, if listed on a national securities exchange, would trade at a price that may not equal or exceed the estimated net asset value of CPA®:14’s assets and may not be as advantageous to current CPA®:14 stockholders as the merger and the CPA®:14 asset sales;

•	CPA®:14’s board and special committee’s belief that externally managed entities such as CPA®:14 tend to trade on national securities exchanges at lower valuations than internally managed entities and that it might be difficult to generate sufficient interest among potential purchasers of the listed shares to maintain share value in the range of the appraised value of the properties;

•	CPA®:14’s board and special committee’s belief that stockholders who would prefer to liquidate their interests in CPA®:14 might realize more by taking cash in the merger than they would receive if they were to sell their shares currently on the secondary market or otherwise after a listing of such shares on a national securities exchange;

•	the provisions in the merger agreement that permit CPA®:14’s board of directors under specified circumstances to withdraw its recommendation that CPA®:14’s stockholders vote in favor of the merger or to recommend a superior proposal to CPA®:14’s stockholders and terminate the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements so as to enter into an agreement with respect to that superior proposal, upon payment of the expense reimbursement provided for in the merger agreement;

•	the absence of a typical ‘break-up fee’ under the merger agreement, making it financially more attractive for a third-party to make a competing offer after signing and public announcement, and for CPA®:14 to accept such offer, than would be the case if there were such a ‘break-up fee’;

•	the provisions in the merger agreement that require W. P. Carey to reimburse CPA®:14 for its out-of-pocket expenses incurred in connection with the merger (up to $4 million) if (i) CPA®:14’s stockholders do not approve the merger or (ii) the merger agreement is terminated as a result of the failure of the financing condition or the condition that holders of 50% or less of the outstanding CPA®:14 common stock elect to receive cash in the merger;

•	the other terms of the merger agreement, including that the exchange ratio is fixed and does not adjust in the event the estimated net asset value of CPA®:14’s properties decreases before closing;

•	the other terms of the CPA®:17 — Global and W. P. Carey sale and purchase agreements, including the representations and warranties of CPA®:14, CPA®:17 — Global and W. P. Carey and the affirmative and negative covenants of CPA®:14, CPA®:17 — Global and W. P. Carey;

•	the opinion, analyses and presentation of Stanger described below under “Opinion of Financial Advisor to the Special Committee of CPA®:14,” including the opinion of Stanger to the special committee, as financial advisor, to the effect that, as of December 13, 2010, and based upon the assumptions made and matters considered as set forth in the opinion, the consideration in each of the merger and the transactions contemplated thereby, the CPA®:14 asset sales and the transactions contemplated thereby, and the merger and the CPA®:14 asset sales taken together, and the transactions contemplated thereby, was fair, from a financial point of view, to the stockholders of CPA®:14 (other than W. P. Carey and its affiliates). A copy of Stanger’s written opinion to the special committee of the CPA®:14 board dated as of December 13, 2010 is attached as Appendix F to this joint proxy statement/prospectus;

•	the fact that statutory appraisal rights in certain limited circumstances would be available in connection with the merger to CPA®:14’s stockholders;

•	the probability of completing the CPA®:14 asset sales with W. P. Carey and CPA®:17 — Global and the merger with CPA®:16 — Global, and the lower transaction costs as compared to a sale of CPA®:14’s entire portfolio to unrelated third parties, which may involve difficulties and higher costs including that:

•	it might be difficult to liquidate the entire portfolio in a single outside transaction;

•	it was possible that portions of the portfolio would be sold over a period of years and that, by selling different properties in different years, CPA®:14’s stockholders would have little control over the timing of the recognition of taxable income, making individual tax planning difficult;

•	over the course of a liquidation that is not conducted all at once, the fixed operating expenses of CPA®:14 would continue at approximately the same rate but would become a larger percentage of cash flow and revenues as CPA®:14’s asset base declines over time, thereby reducing the total net amount realized from the sale;

•	the transactions will not require the prepayment of any mortgages to which the CPA®:14 properties are subject, and therefore no prepayment penalties, which may be substantial, will be paid;

•	the transaction costs associated with separate sales of each property could become significant, thus decreasing return to CPA®:14 stockholders; for example, mortgages would have to be assumed by purchasers or prepaid, possibly with associated fees and penalties;

•	CPA®:14 might be required to incur additional costs associated with additional surveys, environmental reviews, and real estate commissions;

•	W. P. Carey has significant experience in executing transactions similar to the proposed merger, and based on this experience, the CPA®:14 board and special committee believe that the transaction can be executed faster and with more certainty than a transaction with an unrelated third party;

•	because the management of each of CPA®:14 and CPA®:16 — Global consists of substantially the same individuals, the transactions require less due diligence than would otherwise occur with an unrelated third party, reducing transaction costs and making the execution of the transactions more certain;

•	the transaction with CPA®:16 — Global does not trigger the right of purchase in any of the leases on the properties being sold, and if the properties were sold to an unrelated third party, the tenants of several of the properties would have the right to purchase the property being sold, which if exercised in sufficient numbers would delay the transaction and the potential purchaser of the portfolio might decide not to complete the transaction; and

•	a sale to an unrelated third party would not offer CPA®:14’s stockholders the option to retain an interest in a W. P. Carey managed entity without recognizing gain for U.S. federal income tax purposes.

CPA®:14’s board of directors and special committee also considered the following potentially negative factors in their deliberations concerning the merger agreement and the CPA®:17 — Global and W. P. Carey sale and purchase agreements:

•	the fact that, because the exchange ratio is fixed in the merger agreement, a decline in the estimated net asset value of CPA®:16 — Global’s shares of common stock, unmatched by a similar decline in the estimated net asset value of CPA®:14’s shares of common stock, or an increase in the estimated net asset value of CPA®:14’s shares of common stock without a similar increase in the estimated net asset value of CPA®:16 — Global’s shares of common stock, reduces the estimated net asset value of the consideration to be received by CPA®:14 stockholders who elect to receive shares of CPA®:16 — Global in the merger;

•	the fact that W. P. Carey, CPA®:16 — Global and CPA®:17 — Global are affiliated entities that are managed by a substantially similar management team, and that there are conflicts of interest inherent in the advisor’s role as an advisor to such entities where the management of CPA®:14 is acting not only in the interests of CPA®:14 but also in the interests of W. P. Carey, CPA®:16 — Global and CPA®:17 — Global, as participants in the merger and CPA®:14 asset sales;

•	the various conditions to CPA®:16 — Global’s and W. P. Carey’s obligations to complete the merger and, in particular, the condition to CPA®:16 — Global’s obligation to consummate the merger that (i) holders of 50% or less of the outstanding CPA®:14 common stock will have elected to receive cash in the merger, (ii) CPA®:16 — Global will have obtained the $300 million senior secured credit facility and, if applicable, received financing pursuant to the W. P. Carey stock sale and (iii) the CPA®:14 asset sales will have been completed;

•	the various conditions to CPA®:17 — Global’s and W. P. Carey’s obligations to complete the CPA®:14 asset sales, which conditions are different from, and could be viewed as less stringent than, the conditions to the closing of the merger;

•	the possibility that the merger and the CPA®:14 asset sales would not be completed and in evaluating this risk, the particular circumstances under which CPA®:16 — Global, on the one hand, or W. P. Carey and CPA®:17 — Global, on the other hand, could terminate the merger agreement and the applicable CPA®:17 — Global or W. P. Carey sale and purchase agreements, respectively, and the possible adverse effects on the future liquidity options for CPA®:14 that might result if these transactions were announced and not completed;

•	the absence of a “reverse break-up fee” under the merger agreement triggered by the termination of the merger agreement as a result of the failure of the financing condition or the condition that holders of 50% or less of the outstanding CPA®:14 common stock elect to receive cash in the merger;

•	the risk that the anticipated benefits of the merger to the combined company may not be realized;

•	the expenses to be incurred in connection with pursuing the merger and the CPA®:14 asset sales, including fees payable to the advisor of CPA®:14;

•	the challenges inherent in the merger of two business enterprises the size of CPA®:14 and CPA®:16 — Global and in the sales of assets to W. P. Carey and CPA®:17 — Global, and the possible diversion of management attention for an extended period of time; and

•	the risk that a different liquidity alternative could ultimately prove to be more beneficial to CPA®:14’s stockholders than the merger and the CPA®:14 asset sales, or could provide more cash to CPA®:14’s stockholders.

CPA®:14’s board of directors and special committee considered a variety of factors and information, and the foregoing discussion of the information and factors that were considered by CPA®:14’s board of directors and special committee is not intended to be exhaustive. CPA®:14’s board of directors and special committee did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Recommendation of the Board of Directors of CPA®:14

Based on the recommendation of the CPA®:14 special committee, CPA®:14’s board of directors believes that the merger and the alternate merger are advisable and in the best interests of CPA®:14 and its stockholders. Accordingly, at a meeting on December 10, 2010, CPA®:14’s board of directors unanimously declared that the merger and the alternate merger are advisable and unanimously recommended that the CPA®:14 stockholders approve the merger (which vote will also constitute approval for the alternate merger).

CPA®:16 — Global’s Reasons for the Merger

The decision by CPA®:16 — Global’s board of directors to acquire CPA®:14 reflected CPA®:16 — Global’s desire to increase and diversify its asset base and cash flows, and increase its total real estate value and stockholder value in a single efficient transaction, at a price based in part on an independent valuation that CPA®:16 — Global believes is attractive. The decision process involved, in part, an assessment of the potential risks and benefits of acquiring CPA®:14. During this assessment, CPA®:16 — Global’s special committee reviewed historical information, including, but not limited to, CPA®:14’s balance sheet and income statements, tenant credit profile, condition, tenant base and competitive position. A significant factor considered by CPA®:16 — Global’s special committee and its board of directors was their belief that the transaction presented an attractive acquisition opportunity for CPA®:16 — Global and its stockholders. In particular, CPA®:16 — Global’s special committee and its board of directors, in approving the merger and the other transactions contemplated by the merger agreement, including the UPREIT reorganization and the charter amendment, considered the benefits and other positive factors discussed below:

•	the fact that, after the merger, CPA®:16 — Global would have greater geographic and asset (industry and property type) diversification than CPA®:16 — Global on a stand-alone basis while decreasing its exposure to foreign currency fluctuations, which could provide the combined company with greater cash flow stability;

•	the fact that, after the merger, CPA®:16 — Global would have greater tenant diversification than CPA®:16 — Global on a stand-alone basis with its top ten tenants comprising 27% of lease revenues, down from 36%;

•	the opportunity to acquire a large portfolio of high-quality, net leased commercial properties that complements CPA®:16 — Global’s existing portfolio in a single transaction;

•	the opportunity to invest in properties in which the due on sale clauses of mortgage indebtedness on such properties would not be triggered because the assets would continue to be managed by affiliates of W. P. Carey;

•	the opportunity to acquire real properties at prices based in part on recent independent valuations, which is consistent with CPA®:16 — Global’s purpose and governing instruments;

•	the opportunity to increase and diversify its asset base by acquiring approximately $1.63 billion of high quality real estate assets with predictable cash flow encumbered by slightly over $740 million of non-recourse mortgage debt (on a pro rata basis). CPA®:16 — Global expects to incur indebtedness under its new $300 million senior secured credit facility in order to, among other things, pay for cash elections by CPA®:14 stockholders and pay down mortgage level indebtedness. While the additional indebtedness of $300 million will increase CPA®:16 — Global’s annual interest expense by approximately $10.8 million (based on an estimated interest rate of 3.60%), this is not expected to have an adverse impact on CPA®:16 — Global’s ability to pay distributions due to the additional cash flow that is expected to result from acquiring CPA®:14’s assets in the merger. In addition, as a result of acquiring CPA®:14’s properties in the merger, annualized contractual lease revenue and interest expense are estimated to increase by approximately $157.5 million and $45.4 million, respectively, on a pro rata basis;

Based on discussions with industry experts and having observed recent capital markets trends in the REIT industry, the board of directors of CPA®:16 — Global believes that the size and diversity of its portfolio will be important factors in potentially enhancing the success of a future liquidity event for CPA®:16 — Global stockholders;

•	the opportunity to increase CPA®:16 — Global’s total real estate asset value, which may result in corresponding increases in its revenue and cash flow and enhance stockholder value;

•	CPA®:16 — Global’s board of directors believes that the merger should increase CPA®:16 — Global’s total asset value and result in an increase in its revenue, net income and cash flow projected for the fiscal year ending December 31, 2011, as compared to CPA®:16 — Global on a stand-alone basis, unless 100% of CPA®:14 stockholders elect to receive cash in the merger;

•	assets that CPA®:16 — Global would prefer not to acquire, either because of potential concentration risks or because the remaining lease terms are shorter than CPA®:16 — Global’s preferred lease terms, will be excluded from the merger and sold in the CPA®:14 asset sales;

•	CPA®:16 — Global’s board of directors considered the opinion of Deutsche Bank, the financial advisor to its special committee, to the effect that, as of December 13, 2010 and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the merger consideration was fair to CPA®:16 — Global from a financial point of view. This opinion is described under “Opinion of Financial Advisor to the Special Committee of CPA®:16”;

•	CPA®:16 — Global’s board of directors reviewed the principal terms and conditions of the merger agreement, including the representations, warranties, covenants and agreements of each party and the conditions to each party’s obligation to complete the merger. CPA®:16 — Global’s board of directors considered favorably that the terms of the merger agreement are reasonable and protective of CPA®:16 — Global’s interests;

•	CPA®:14’s advisor has agreed to indemnify CPA®:16 — Global and its subsidiaries (or Holdings and its subsidiaries if the alternate merger is consummated) and CPA®:16 — Global’s independent directors from and against any and all losses, liabilities, damages, costs (including court costs and costs of appeal) and expenses (including reasonable attorneys’ fees), for breaches of representations and warranties by CPA®:14 under the merger agreement that result in a material adverse effect on CPA®:16 — Global and its subsidiaries after giving effect to the merger (or Holdings and its subsidiaries if the alternate merger is consummated); and

•	W. P. Carey has agreed to pay CPA®:16 — Global’s out-of-pocket expenses up to $5 million in the event that the merger agreement is terminated under certain circumstances.

CPA®:16 — Global’s board of directors also considered and reviewed with management the potentially negative factors listed below relating to the merger and the other transactions contemplated by the merger agreement, including the UPREIT reorganization and the charter amendment:

•	the average lease maturity of CPA®:16 — Global’s portfolio is lowered by the merger. The average time to lease maturity of the CPA®:16 — Global portfolio is currently approximately 14.0 years. By adding CPA®:14’s properties to CPA®:16 — Global’s portfolio, the average time remaining on all leases in the combined company’s portfolio will be reduced to approximately 11.6 years, thereby increasing overall risks to CPA®:16 — Global stockholders related to re-leasing or sale of properties upon expiration of leases;

•	upon completion of the merger, CPA®:16 — Global will be more highly leveraged, both on an absolute basis and as a percentage of total assets, thereby exposing CPA®:16 — Global to greater risk and possible limitations on future capital plans and acquisitions, if any. In connection with the merger, CPA®:16 — Global expects to assume CPA®:14’s existing mortgage debt, which as of September 30, 2010 aggregated approximately $740 million. In addition, CPA®:16 — Global expects to enter into a new $300 million senior secured credit facility that will be used, in part, to pay for cash elections by CPA®:14 stockholders;

•	on a pro forma basis after giving effect to the merger, leases to Carrefour France SAS, the world’s second largest retailer, will represent approximately 5.6% of CPA®:16 — Global’s annualized rental income;

•	the exchange ratio is fixed and not subject to adjustment. The exchange ratio is derived in part from the results of a valuation of CPA®:14’s assets as of September 30, 2010. Accordingly, an adverse change subsequent to September 30, 2010 in the operations and prospects of CPA®:14’s portfolio, general market and economic conditions or other factors that are beyond the control of CPA®:16 — Global may alter the relative value of CPA®:14 and CPA®:16 — Global in a manner adverse to CPA®:16 — Global;

•	if 50% of CPA®:14 stockholders elect to receive cash as the merger consideration, CPA®:16 — Global’s annual interest expense would increase by approximately $8.7 million as a result of drawing down proceeds from the senior secured credit facility, which would reduce the anticipated positive impact of the merger on CPA®:16 — Global’s liquidity and ability to pay distributions;

•	if 50% or fewer CPA®:14 stockholders elect to receive cash as the merger consideration, W. P. Carey might be required to purchase shares of CPA®:16 — Global common stock to fund the payment of such cash elections, which could result in W. P. Carey and its subsidiaries collectively owning approximately 14% of CPA®:16 — Global’s outstanding common stock after giving effect to the merger;

•	the fact that the greater the number of CPA®:14 stockholders who elect to receive CPA®:16 — Global stock in the merger, the more dilutive the merger will be to CPA®:16 — Global’s AFFO;

•	the terms of the new $300 million senior secured credit facility and the fact that CPA®:16 — Global would be incurring corporate level debt for the first time in its history;

•	the fact that Carey Asset Management Corp. and its affiliates invest in and serve as the advisor to each of CPA®:14 and CPA®:16 — Global and will receive significant fees from CPA®:14 in connection with the merger and the CPA®:14 asset sales;

•	the fact that the advisor will benefit from the merger by continuing to earn significant asset management fees from managing the properties that will be acquired by CPA®:16 — Global from CPA®:14 pursuant to the merger;

•	the fact that the advisor will be entitled to earn incentive fees and termination fees in respect of increases in the value of assets after they are acquired by CPA®:16 — Global in the merger, in addition to being reimbursed for their expenses under the CPA®:16 — Global advisory agreement with respect to CPA®:16 — Global’s entire portfolio, including assets of CPA®:14 acquired in the merger;

•	the risk that CPA®:16 — Global engaged in only limited due diligence with respect to the CPA®:14 properties to be acquired in the merger and that CPA®:16 — Global will not benefit from an independent due diligence of each property;

•	the risk that the merger might not be completed as a result of the failure to satisfy one or more closing conditions, including the receipt of requisite stockholder approvals, the completion of CPA®:16 — Global’s new $300 million senior secured credit facility and holders of 50% or less of CPA®:14’s outstanding common stock electing to receive cash in the merger; and

•	the risk that the anticipated benefits of the merger may not be fully realized.

CPA®:16 — Global’s board of directors and special committee did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. CPA®:16 — Global’s board of directors and special committee considered the positive and negative factors relating to the merger and believed the negative factors to be outweighed by the positive factors.

Recommendation of the Board of Directors of CPA®:16

Based on the recommendation of the CPA®:16 — Global special committee, at a meeting on December 13, 2010, CPA®:16 — Global’s board of directors voted unanimously to approve and declare advisable the merger, the alternate merger, the UPREIT reorganization and the charter amendment. CPA®:16 — Global’s board of directors believes that the merger, the alternate merger, the UPREIT reorganization and the charter amendment are in the best interests of CPA®:16 — Global and its stockholders and unanimously recommends that CPA®:16 — Global stockholders vote for the alternate merger, the UPREIT reorganization and the charter amendment. CPA®:16 — Global stockholder approval is not required for the merger.

Accounting Treatment of the Merger

The merger will be treated as a purchase in accordance with current authoritative accounting guidance. Purchase accounting for a merger is the same as the accounting treatment used for the acquisition of any group of assets. The fair value of the consideration given by CPA®:16 — Global in the merger will be allocated to the assets acquired and liabilities assumed as of the completion of the merger. The financial statements of CPA®:16 — Global will reflect the combined operations of CPA®:16 — Global and CPA®:14 from the closing date of the merger.

Determination of Exchange Ratio

The exchange ratio was determined by dividing the estimated net asset value per share of CPA®:14 by the estimated net asset value per share of CPA®:16 — Global, in each case as of September 30, 2010. The estimated net asset value of each CPA®:14 share that was used in determining the exchange ratio was $10.50 (after deducting the $1.00 per share special cash distribution) and the estimated net asset value of each CPA®:16 — Global share that was used in determining the exchange ratio was $8.80. The estimated net asset values were calculated for each of CPA®:14 and CPA®:16 — Global by the advisor based in part on appraisals of each company’s real estate portfolio as of September 30, 2010. The fair market values of international assets and liabilities were subsequently adjusted to reflect foreign exchange rates at November 11, 2010; however, such adjustment did not have any impact on the estimated net asset values of CPA®:14 and CPA®:16 — Global as of September 30, 2010. With respect to each of CPA®:14 and CPA®:16 — Global, the advisor then added the company’s cash and certain other assets to the estimated fair market value of the real estate and subtracted the fair value of its debts and certain other liabilities, including its liabilities to the advisor. In the case of CPA®:14, the valuation also took into account the $1.00 per share special cash distribution. The resulting amount was then divided by the number of each company’s shares of common stock outstanding as of September 30, 2010 and rounded to the nearest $0.10 to arrive at the estimated net asset value per share. Dividing CPA®:14’s estimated net asset value of $10.50 per share (after deducting the $1.00 per share special cash distribution) by CPA®:16 — Global’s estimated net asset value of $8.80 per share yields the exchange ratio of 1.1932.

Special Cash Distribution and CPA®:14 Asset Sales

If the merger is approved, CPA®:14 will, immediately prior to the merger, sell its interests in three properties to CPA®:17 — Global and its interests in three other properties to W. P. Carey for approximately $89.5 million in cash in the aggregate, plus the assumption of approximately $218.6 million of related non-recourse mortgage indebtedness. As a result, prior to the closing of the merger, CPA®:14 intends to pay each CPA®:14 stockholder a $1.00 per share special cash distribution, in part, out of the proceeds of the CPA®:14 asset sales. The terms of the merger provide that CPA®:14 stockholders will receive total consideration of $11.50 per share in respect of their CPA®:14 common stock, comprised of (i) the $1.00 per share special cash distribution and (ii) the consideration in the form of $10.50 in cash, or if an election is made, in the form of shares of CPA®:16 — Global common stock equal in value to $10.50.

Transaction Financing

CPA®:16 — Global has agreed to use its reasonable best efforts to take necessary or advisable actions to arrange, consummate and obtain the new $300 million senior secured credit facility. If that senior secured credit facility becomes unavailable on the terms and conditions contemplated by the existing commitment letters or the commitment letters are terminated or modified in a manner materially adverse to CPA®:16 — Global for any reason, CPA®:16 — Global has agreed to use its reasonable best efforts to obtain alternative financing on terms and conditions no less favorable to CPA®:16 — Global in all material respects than those contained in the existing commitment letters.

If the cash on hand and available to CPA®:14 and CPA®:16 — Global, including the cash proceeds from the CPA®:14 asset sales, and the $300 million senior secured credit facility, taken together, are not sufficient to enable CPA®:16 — Global to, among other things, fulfill cash elections by CPA®:14 stockholders in the merger, W. P. Carey has agreed to purchase from CPA®:16 — Global, at or prior to the closing of the merger, in a private transaction exempt from registration under the Securities Act, that number of authorized but unissued shares of CPA®:16 — Global common stock that would generate sufficient proceeds to enable CPA®:16 — Global to pay such required cash amounts to CPA®:14 stockholders. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share equal of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010. Assuming that holders of 50% of CPA®:14’s outstanding common stock elect to receive shares of CPA®:16 — Global common stock in the merger, then W. P. Carey’s purchase of the maximum number of shares of CPA®:16 — Global common stock pursuant to the obligation described above would result in W. P. Carey and its subsidiaries collectively owning approximately 14% of CPA®:16 — Global’s outstanding common stock after giving effect to the merger. CPA®:16 — Global’s charter contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of its outstanding shares. CPA®:16 — Global’s board of directors has granted W. P. Carey and its subsidiaries an exemption from this ownership limitation. CPA®:16 — Global’s board of directors has also unanimously adopted a resolution approving the W. P. Carey stock sale as fair and reasonable and at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis.

If holders of more than 50% of CPA®:14’s common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global.

Regulatory Matters

CPA®:14 is not aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the merger, the alternate merger or the CPA®:14 asset sales.

CPA®:16 — Global is also not aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the merger, the alternate merger, the UPREIT reorganization or the charter amendment.

Deregistration of CPA®:14 Common Stock and Registration of CPA®:16 — Global Common Stock

Upon completion of the merger, CPA®:14 common stock will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act. Both the shares of CPA®:16 — Global common stock to be issued in connection with the merger and the shares of Holdings common stock that may be issued if the alternate merger is consummated are being registered with the SEC pursuant to a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part.

Resales of CPA®:16 — Global Common Stock Issued in Connection with the Merger; Affiliate Agreements

CPA®:16 — Global common stock issued in connection with the merger (or Holdings common stock if the alternate merger is consummated) will be freely transferable, except for shares of CPA®:16 — Global common stock received by persons who are deemed to be “affiliates,” as such term is defined by Rule 144 under the Securities Act, of CPA®:14 at the time the merger proposal is submitted to CPA®:14 stockholders for approval. Shares of CPA®:16 — Global common stock held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become affiliates of CPA®:16) or as otherwise permitted under the Securities Act. Persons who may be deemed to be “affiliates” of CPA®:16 — Global or CPA®:14 generally include individuals or entities that control, or are controlled by, or are under the common control with, such party and may include directors and executive officers of such party as well as principal stockholders of such party.

Objecting Stockholders’ Rights of Appraisal

Under Subtitle 2 of Title 3 of the MGCL, a copy of which appears as Appendix H to this joint proxy statement/prospectus, CPA®:14 stockholders have the right to demand payment from CPA®:16 — Global (or CPA®:14 if the alternate merger is consummated) of the fair value of their shares of CPA®:14 common stock. Also, CPA®:16 — Global stockholders will have the right to demand payment from CPA®:16 — Global of the fair value of their shares of CPA®:16 — Global common stock, but only if the alternate merger is consummated. If the alternate merger is not consummated, CPA®:16 — Global will have no appraisal rights.

To qualify as an objecting stockholder, you must deliver to the corporate secretary of the corporation in which you hold stock at 50 Rockefeller Plaza, New York, New York 10020, at or prior to your special meeting, your written objection to the merger and the alternate merger with CPA®:14 if you are a CPA®:14 stockholder, or your written objection to the alternate merger with CPA®:16 — Global if you are a CPA®:16 — Global stockholder. The written objection must be separate from and in addition to any proxy or vote against the merger and the alternate merger if you are a CPA®:14 stockholder, or the alternate merger if you are CPA®:16 — Global stockholder. A proxy or vote against the merger and/or the alternate merger does not by itself constitute your written objection or demand for appraisal.

In addition, if you are a CPA®:14 stockholder and wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the merger is recorded with the State of Maryland, you must make a written demand on CPA®:16 — Global for the payment of your CPA®:14 common stock stating the number and class of shares for which you demand payment. If the alternate merger is consummated, CPA®:14 stockholders must make a written demand on CPA®:14 for the payment of their CPA®:14 common stock, and CPA®:16 — Global stockholders must make a written demand on CPA®:16 — Global for the payment of their CPA®:16 — Global common stock, stating the number and class of shares for which you demand payment. In addition to making a written demand for the payment of your stock, you must not vote in favor of the merger (which would also constitute a vote to approve the alternate merger). CPA®:14 stockholders who return executed but unmarked proxies will be deemed to have voted in favor of the merger and the alternate merger, and CPA®:16 — Global stockholders who return executed but unmarked proxies will be deemed to have voted in favor of the alternate merger. CPA®:14 stockholders who abstain from voting on the merger and the alternate merger will not be deemed to have voted in favor of the merger and the alternate merger, and CPA®:16 — Global stockholders who abstain from voting on the alternate merger, will not be deemed to have voted in favor of the alternate merger.

Once you have filed a demand for payment, you cease to have any rights as a stockholder, including the right to vote or to receive CPA®:16 — Global or Holdings common stock, as applicable, except the right to receive payment of the fair value of your shares. Once you make a demand for payment, you may withdraw that demand only with the consent of CPA®:16 — Global or, if the alternate merger is consummated, with the written consent of CPA®:14 or CPA®:16 — Global, as applicable.

Provided that you do not vote in favor of the merger or the alternate merger, as applicable, or return an executed but unmarked proxy, and assuming the CPA®:14 stockholders approve the merger and the alternate merger and the CPA®:16 — Global stockholders approve the alternate merger, then, promptly after the merger is effective, CPA®:16 — Global or, if the alternate merger is consummated, CPA®:14 or CPA®:16 — Global, as applicable, must notify you in writing of the date the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland. As part of that notice, CPA®:16 — Global or, if the alternate merger is consummated, CPA®:14 or CPA®:16 — Global, as applicable, may send a written offer to pay to you a specified price deemed by CPA®:14 or CPA®:16 — Global, as applicable, to be the fair value for your shares. Each offer will be accompanied by a balance sheet as of a date not more than six months prior to the offer date, a profit and loss statement for the 12 months ending on the date of the balance sheet, and any other information CPA®:14 or CPA®:16 — Global, as applicable, considers pertinent. Within 50 days after the date the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland, if you have not received from CPA®:16 — Global or, if the alternate merger is consummated, CPA®:14 or CPA®:16 — Global, as applicable, the fair value of your shares, you may file a petition with a court of equity in the county where the principal office of CPA®:14 or CPA®:16 — Global is located for an appraisal to determine the fair value of your shares.

IF YOU DO NOT COMPLY WITH THE PROCEDURES FULLY, YOU MAY LOSE YOUR RIGHT TO DEMAND PAYMENT OF THE FAIR VALUE OF YOUR SHARES, AND YOU WILL BE REQUIRED TO ACCEPT THE MERGER CONSIDERATION.

If the court finds you are entitled to an appraisal of your stock, it will appoint three disinterested appraisers to determine the fair value of your stock. Unless the court permits a longer period, the appraisers have 60 days after their appointment to determine the fair value of your stock and file their report with the court, and within 15 days after the appraisers file their report, any party may object to it and request a hearing. The court may, among other things, accept the report or set its own determination of the fair value, and then direct CPA®:16 — Global or, if the alternate merger is consummated, CPA®:14 or CPA®:16 — Global, as applicable, to pay the appropriate amount.

Neither CPA®:14 nor CPA®:16 — Global can predict how the court will value the respective shares of CPA®:14 or CPA®:16 — Global common stock, and the fair value may be higher, lower or equal in value to the merger consideration being paid in the merger or the alternate merger.

If the court finds that the failure of a stockholder to accept an offer for the stock was arbitrary and vexatious or not in good faith, the court has the right to apportion among all or some of the parties any expenses of any proceeding to demand the fair or appraised value of shares as it deems equitable.

The above description is a summary of the material provisions of Subtitle 2 of Title 3 of the MGCL. For complete information, you should review the text of Subtitle 2, which appears as Appendix H to this joint proxy statement/prospectus.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF CPA®:14

At a meeting of the CPA®:14 special committee on December 10, 2010, Stanger delivered its oral opinion, which was subsequently confirmed in writing, dated as of December 13, 2010, to the CPA®:14 special committee that, as of that date, based upon and subject to the various considerations set forth in the opinion (i) the merger consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the merger; (ii) the special cash distribution of $1.00 per share of CPA®:14 common stock to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the CPA®:14 asset sales; and (iii) the aggregate consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the merger and the CPA®:14 asset sales is, in each case, fair to such stockholders from a financial point of view. Stanger was selected by the CPA®:14 special committee to act as its financial advisor based on its qualifications, experience, and reputation.

The full text of Stanger’s opinion that sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations of the scope of the review undertaken by Stanger in rendering its opinion, is attached as Appendix F to this joint proxy statement/prospectus. CPA®:14 stockholders are urged to, and should, read Stanger’s opinion carefully and in its entirety. Stanger’s opinion was directed to the CPA®:14 special committee, addresses only the fairness from a financial point of view as of the date of the opinion of the consideration described in the paragraph above and is not intended to be, and does not constitute, a recommendation to the CPA®:14 special committee, CPA®:14’s board of directors or CPA®:14 to proceed with the merger and the CPA®:14 asset sales, nor does it constitute a recommendation to any CPA®:14 stockholder as to how he, she or it should vote on, or take any other action with respect to, the merger or the CPA®:14 asset sales, including, without limitation, as to whether any CPA®:14 stockholder should elect to receive cash or stock, or any combination thereof, in connection with the merger. Stanger’s opinion does not compare, or otherwise speak to, the relative merits or tax consequences of the merger or the CPA®:14 asset sales either with each other or with those of any other transaction or business strategy which were or might have been available to CPA®:14 or considered by the special committee or the board of directors of CPA®:14 as alternatives to the merger and/or the CPA®:14 asset sales, or the underlying business decision by CPA®:14 to effect the merger and/or the CPA®:14 asset sales. Stanger was not asked to, and did not, pursue alternatives to the merger or the CPA®:14 asset sales or solicit the interest of any other parties in pursuing transactions with CPA®:14, nor did Stanger select the method of determining the merger consideration or the consideration to be received by CPA®:14 in connection with the CPA®:14 asset sales. In connection with preparing its opinion, Stanger had certain discussions directly with W. P. Carey and representatives of CPA®:16 — Global, and consulted with, on an ongoing basis, the CPA®:14 special committee, as described in the section titled “Background and Alternatives to the Merger” on page 43. Stanger does not express any opinion with respect to the allocation of the aggregate consideration among the properties or between the cash purchase price and the assumable loans or the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger or the CPA®:14 asset sales, or any class of such persons relative to the aggregate consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in the merger and the CPA®:14 asset sales. Stanger disclaims any responsibility or liability for any services provided by any other party engaged by CPA®:14 in connection with the merger or the CPA®:14 asset sales. The following summary of Stanger’s opinion is qualified in its entirety by reference to the full text of such opinion.

In connection with its opinion, Stanger, among other things:

•	reviewed a draft copy of the merger agreement, which draft CPA®:14 indicated to be in substantially the form intended to be entered into by the parties;

•	reviewed draft copies of the CPA®:17 — Global sale and purchase agreement and the W. P. Carey sale and purchase agreement, which drafts CPA®:14 indicated to be in substantially the form intended to be entered into by the parties;

•	reviewed CPA®:14’s annual reports to stockholders and audited financial statements filed with the SEC on Form 10-K for the three fiscal years ending December 31, 2007, 2008, and 2009;

•	reviewed CPA®:14’s quarterly reports and unaudited financial statements filed with the SEC on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, which reports CPA®:14 has indicated to be the most current financial statements available;

•	reviewed CPA®:16 — Global’s annual reports to stockholders and audited financial statements filed with the SEC on Form 10-K for the three fiscal years ending December 31, 2007, 2008, and 2009;

•	reviewed CPA®:16 — Global’s quarterly reports and unaudited financial statements filed with the SEC on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, which reports CPA®:16 — Global has indicated to be the most current financial statements available;

•	reviewed the advisor’s estimated net asset value calculations, including underlying real estate portfolio appraisals for CPA®:14 and CPA®:16 — Global as of September 30, 2010 and discussed with the management of each of CPA®:14, CPA®:16 — Global and the methodologies and procedures employed in calculating the estimated net asset values and underlying real estate appraisals;

•	reviewed the acquisition parameters for similar properties as summarized in surveys prepared by PriceWaterhouseCoopers/Korpacz and Real Estate Research Corporation;

•	reviewed internal financial analyses and forecasts prepared by CPA®:14 and CPA®:16 — Global, and cash flow from operations, FFO, AFFO, and dividend distributions for CPA®:14 and CPA®:16 — Global;

•	reviewed certain publicly available financial information and operating statistics for public companies deemed similar to CPA®:14 and CPA®:16 — Global;

•	reviewed certain publicly available information concerning selected real estate company sale and merger transactions deemed relevant to Stanger’s inquiries;

•	discussed with members of the senior management of each of CPA®:14, CPA®:16 — Global, W. P. Carey and the advisor conditions in domestic and foreign real property markets, conditions in those markets for sales/acquisitions of properties similar to those owned by CPA®:14 and CPA®:16 — Global, current and projected operations and performance, financial condition and future prospects of CPA®:14 and CPA®:16 — Global; and

•	conducted other studies, analyses, inquiries and investigations as Stanger deemed appropriate.

In conducting its review and in rendering its opinion, Stanger assumed with the consent of the special committee of CPA®:14’s board of directors that the definitive merger agreement, CPA®:17 — Global sale and purchase agreement and the W. P. Carey sale and purchase agreement will not, when executed, differ in any material respect from the drafts thereof which Stanger last reviewed, and that the merger and the CPA®:14 assets sales will each be consummated on the terms and conditions as described in the respective draft copies that Stanger last reviewed, without any waiver of any materials terms by CPA®:14, CPA®:16 — Global, W. P. Carey, CPA®:17 — Global or any other party thereto. Stanger also assumed with the consent of the special committee of CPA®:14 that the merger and the CPA®:14 asset sales were each negotiated on an arm’s-length basis with respect to W. P. Carey in light of various potential conflicts of interest, including the existence of common officers and directors of CPA®:14 , CPA®:16 — Global, CPA®:17 — Global and W. P. Carey and its affiliates acting as external advisors and service providers to CPA®:14, CPA®:16 — Global, CPA®:17 — Global and W. P. Carey’s purchase of certain assets from CPA®:14, and W. P. Carey’s receipt of substantial fees in connection with the merger and the CPA®:14 asset sales.

Stanger relied upon and assumed, without independent verification and with the consent of the CPA®:14 special committee, the accuracy and completeness of all financial and all other information that was furnished or otherwise communicated to Stanger by CPA®:14, CPA®:16 — Global, W. P. Carey or the advisor and relied upon the assurances of CPA®:14, CPA®:16 — Global, W. P. Carey and the advisor, respectively, that they are unaware of any facts that would cause the information provided to Stanger to be incomplete or misleading in any material respect. Stanger was not asked to perform, and did not perform, an independent evaluation or appraisal of the properties, assets and liabilities of CPA®:14 or CPA®:16 — Global and has assumed, with the consent of the special committee of CPA®:14, the accuracy of the estimated net asset value calculations and underlying real estate values and the other balance sheet value determinations for non-real estate assets and liabilities thereto made by W. P. Carey and/or the advisor to determine the estimated net asset values of CPA®:14 and CPA®:16 — Global. Although Stanger reviewed the estimated net asset values assigned to CPA®:14 and CPA®:16 — Global, Stanger did not independently verify such valuations in connection with its analyses or its opinion. Estimates of values of companies or assets do not purport to be appraisals, are inherently subject to uncertainty, and do not necessarily reflect the prices which would be realized in an actual sale of the companies or assets.

Stanger relied, with the consent of the special committee of CPA®:14, on the assurances of CPA®:14, CPA®:16 — Global, W. P. Carey and the advisor that any pro forma financial statements, projections, budgets, or value estimates, and the assumptions that form the bases thereof, provided to Stanger were reasonably prepared on bases consistent with actual historical experience and reflected the best currently available estimates and good faith judgments; that the determinations of compensation due the advisor in connection with the merger and the CPA®:14 asset sales were consistent with the provisions of the CPA®:14 advisory agreement; that no material changes had occurred in the valuation of the portfolios, the net asset values or the information reviewed between the date of the estimated net asset values or the date of the other information provided and the date of the opinion; and that none of CPA®:14, CPA®:16 — Global, W. P. Carey or the advisor are aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect. Stanger expressed no view as to the forecasts or projections provided to it or the assumptions on which they were based. Such forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain including, but not limited to, general economic, business, capital and real estate market conditions. Therefore, actual results could vary significantly from those set forth in such forecasts and projections. Stanger relied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy, completeness or achievability thereof.

Stanger was not requested to, and therefore did not: (i) select the method of determining the merger consideration or the consideration offered in the CPA®:14 asset sales; (ii) make any recommendation to the stockholders of CPA®:14 or CPA®:16 — Global with respect to whether to approve or reject the merger or whether to select cash or common stock in the merger; (iii) solicit the interest of any other parties in pursuing any transaction with CPA®:14; or (iv) express any opinion or in any manner address in its opinion: (a) the business decision to proceed with or effect the merger and the CPA®:14 assets sales or any alternatives to the merger and the CPA®:14 asset sales; (b) the relative merits of the merger and the CPA®:14 asset sales with each other or with those of any other transaction or business strategy; (c) the allocation of the consideration in connection with the CPA®:14 asset sales among the properties or between the cash purchase price and the assumable loans; (d) the fairness of the amount or the nature of any compensation to any officers, directors, or employees of any parties to the merger and the CPA®:14 asset sales, or any class of such persons relative to the aggregate consideration to be received by the CPA®:14 stockholders (other than W. P. Carey and its affiliates) in the merger and the CPA®:14 asset sales; (e) the value, price or possible future trading range of shares, or business prospects, of CPA®:16 — Global following the merger; (f) any legal, tax, regulatory or accounting matters, as to which Stanger understands that CPA®:14 has obtained such advice as it deemed necessary from qualified professionals; (g) any tax or other consequences that might result from the merger and the CPA®:14 asset sales; (h) the amounts or allocations of expenses associated with the merger and the CPA®:14 asset sales, including any compensation paid to the advisor, or (i) any terms of the merger and the CPA®:14 asset sales other than the merger consideration and the consideration to be received in connection with the CPA®:14 asset sales.

Stanger’s opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated as of the date of its analysis and addresses the merger and the CPA®:14 assets sales in the context of information available as of the date of its analysis. Events occurring after that date may materially affect the value of the assets and the assumptions used in preparing Stanger’s opinion.

In accordance with customary investment banking practice, Stanger employed generally accepted valuation methods and financial analyses in reaching its opinion. The following is a summary of the material financial analyses performed by Stanger in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stanger employed in reaching its conclusions. None of the analyses performed by Stanger was assigned a greater significance by Stanger than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stanger. Some of the summaries of the financial analyses include information presented in tabular format. In order to understand the financial analyses used by Stanger more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stanger’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by it in connection with its opinion. Rather, Stanger made its determination as to the fairness to CPA®:14 stockholders (other than W. P. Carey and its affiliates) of the (i) merger consideration to be received in connection with the merger; (ii) special cash distribution of $1.00 per share of CPA®:14 common stock to be received in connection with the CPA®:14 asset sales; and (iii) aggregate consideration to be received in connection with the merger and the CPA®:14 asset sales, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for CPA®:14 and CPA®:16 — Global should be considered as a whole and in the full narrative description of all of the financial analyses set forth in the following parts of Stanger’s opinion, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stanger.

Stanger used outstanding shares of common stock of 87,007,260 and 124,885,593 with respect to its analyses for CPA®:14 and CPA®:16 — Global, respectively.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed and was disclosed to Stanger and could be evaluated on or before December 13, 2010 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the value of or prices at which common stock may trade in the public markets or otherwise be sold, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of common stock.

No company or transaction used in any analysis as a comparison is identical to CPA®:14, CPA®:16 — Global, the merger or the CPA®:14 asset sales, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial operating characteristics of the companies and other factors that could affect the public trading value of the comparable companies or transactions to which they are being compared.

Merger Consideration Offered by CPA®:16 — Global

Stanger reviewed the consideration offered by CPA®:16 — Global based on the exchange ratio utilized to determine the number of shares of CPA®:16 — Global common stock to be provided to CPA®:14 stockholders in connection with the merger, and the estimated value of the consideration to be received by CPA®:14 stockholders in connection with the merger.

With respect to the exchange ratio utilized to determine the CPA®:16 — Global common stock consideration provided to CPA®:14 stockholders in connection with the merger, Stanger noted that the basis of the exchange ratio was the relative estimated net asset values per share of CPA®:14 and CPA®:16 — Global, after the payment of a $1.00 per share special cash distribution to CPA®:14 stockholders. Stanger further noted that the estimated net asset values had been determined by the management of each of CPA®:14 and CPA®:16 — Global based in part upon appraisals of each company’s real estate portfolio utilizing substantially the same methodology. Stanger also noted that the indicated portfolio valuations were adjusted for joint venture interests and for other non-real estate asset values and liabilities as of the same valuation date. In connection with these adjustments, Stanger noted that a consistent methodology was used by the third-party valuation firm to determine a mark-to-market value for the debt of each company. In the case of CPA®:14, the resulting estimated net asset value was adjusted for compensation payable to the advisor of CPA®:14 upon liquidation of CPA®:14, and in the case of CPA®:16 — Global, no adjustment was made for compensation to its advisor upon a future liquidation event as such fees are subordinated to certain return thresholds which have not been achieved. Finally, the per share estimated net asset value was determined for each company utilizing a consistent methodology wherein the aggregate adjusted estimated net asset value of each company was divided by the number of fully diluted shares as of a uniform date, September 30, 2010.

Stanger noted that the estimated net asset value assigned to CPA®:14 as a result of this process was $10.50 per share, after the payment of a $1.00 per share special cash distribution, and the estimated net asset value assigned to CPA®:16 — Global was $8.80 per share, and that the exchange ratio used to determine the number of shares of CPA®:16 — Global common stock allocable for each share of CPA®:14 common stock was 1.1932, which is equivalent to the net asset value of CPA®:14, as adjusted for the special distribution, divided by the estimated net asset value of CPA®:16 — Global.

Stanger noted that the use of this exchange ratio results in each CPA®:14 stockholder receiving shares of CPA®:16 — Global common stock with an estimated net asset value (prior to the merger and before any adjustment for the anticipated reduction of asset management fees resulting from the amendment of the CPA®:16 — Global advisory agreement) equivalent to the current estimated net asset value of each share of CPA®:14 common stock.

Stanger concluded that the exchange ratio was established using a methodology that was uniformly applied and consistent with standard industry practice.

With respect to the value of the aggregate consideration offered by CPA®:16 — Global to CPA®:14 stockholders, Stanger performed its analysis using: (i) comparable company analysis using FFO multiples from selected REITs; (ii) comparable transaction analysis using FFO multiples from selected public REIT sale and merger transactions; (iii) net asset value analysis; and (iv) unleveraged discounted cash flow analysis. The following summarizes Stanger’s analysis of the aggregate consideration offered by CPA®:16 — Global to CPA®:14 stockholders in connection with the merger and the CPA®:14 asset sales.

Comparable Company Analysis

Stanger compared certain financial information of CPA®:16 — Global to the same information for a select group of publicly traded net lease REITs. The analysis centered on taking the consensus estimates of 2011 FFO of the comparable companies, observing the annualized nine month 2010 AFFO of such companies, and determining an AFFO multiple by dividing each comparable company’s share price by its estimated AFFO for such periods. The comparison group of public REITs included the following: CapLease, Inc. (“LSE”), Entertainment Properties Trust (“EPR”), Getty Realty Corp. (“GTY”), Lexington Corporate Properties Trust (“LXP”), National Retail Properties, Inc. (“NNN”) and Realty Income Corp. (“O”). No company used in the comparable company analysis is identical to CPA®:16 — Global and they all differ from CPA®:16 — Global in material ways. The companies chosen in the comparable company analysis were chosen primarily due to their net lease tenant focus. A summary table is presented below.

		Low End of	High End of
	Mean of	Range Among	Range Among
	Comparable	Comparable	Comparable
Multiple	Public REITs	Public REITs	Public REITs

2010 Nine Month Annualized AFFO Per Share	14.2	7.6	18.7
2011E AFFO Per Share	12.9	7.7	17.6

Stanger then estimated a high, mean, and low per share value for shares of CPA®:16 — Global common stock using CPA®:16 — Global’s annualized nine-month 2010 AFFO per share and estimated 2011 AFFO per share (without giving effect to the merger and the CPA®:14 asset sales), as provided by CPA®:16 — Global and its advisor, and the multiples for 2010 and 2011 of the comparable companies, as shown below.

Estimated CPA®:16 — Global Per Share Value
Based On Estimated AFFO and Multiples of the Comparable Companies

	2010 Nine-Month Annualized			2011 Estimate
						Indicated
	AFFO	AFFO	Indicated	AFFO	AFFO	per Share
	per Share	Multiple	per Share Value	per Share	Multiple	Value

High	$0.62	18.7	$11.59	$0.66	17.6	$11.62
Mean	$0.62	14.2	$8.80	$0.66	12.9	$8.51
Low	$0.62	7.6	$4.71	$0.66	7.7	$5.08

Comparable Transaction Analysis

Stanger reviewed transactions from 2007 through 2010 for which there was a sale of a publicly registered REIT or a real estate company, which are referred to as the similar transactions. The acquisitions include: (i) Archstone-Smith Trust completed in October 2007; (ii) CNL Hotels & Resorts completed in April 2007; (iii) Crescent Real Estate Equities completed in August 2007; (iv) Spirit Finance Corp. completed in August 2007; (v) Equity Inns Inc. completed in June 2007; (vi) Highland Hospitality Corp. completed in July 2007; (vii) Innkeepers USA Trust completed in June 2007; (viii) Apple Hospitality Five completed in October 2007; (ix) Apple Hospitality Two completed in May 2007; (x) Winston Hotels completed in July 2007; (xi) Eagle Hospitality Properties Trust completed in August 2007; (xii) American Land Lease completed in March 2009 and (xiii) Monmouth Capital Corporation completed in July 2007. Stanger then compared the equity consideration paid for the target REITs to the reported trailing twelve month (“LTM”) FFO closest to the date of announcement for the target REITs to derive respective LTM FFO multiples. Finally, Stanger applied the FFO multiples to the annualized 2010 FFO per share of CPA®:16 — Global (without giving effect to the merger and the CPA®:14 asset sales) to derive a range of implied values per share. A summary of the results of this analysis follows.

Estimated CPA®:16 — Global Per Share Value
Based on FFO and Multiples Observed In Similar Transactions

			Indicated
	FFO	FFO	per Share
	per Share	Multiple	Value

High	$0.62	28.0	$17.36
Mean	$0.62	16.1	$9.98
Low	$0.62	7.7	$4.77

Net Asset Value Analysis

In addition to reviewing the estimated net asset values as provided by CPA®:14 and CPA®:16 — Global, Stanger undertook a separate estimate of the net asset value of CPA®:16 — Global utilizing information provided by management.

To determine the estimated net asset value of CPA®:16 — Global, Stanger assumed that the assets were sold immediately after the announcement of the merger and the CPA®:14 asset sales. The net asset value analysis is based in large part on the calculation of the gross asset value of real estate, or gross asset value, which was calculated by applying a range of direct capitalization rates, or cap rates, to the net operating income of CPA®:16 — Global’s assets.

The blend of cap rates utilized to calculate the gross asset value was based primarily on survey data on target acquisition capitalization rates. Stanger used a range of direct capitalization rates of 9.0% to 10.0%.

The net asset value represents the sum of the derived gross asset value less:

(i) transaction costs;

(ii) debt assumed at closing at estimated market value; and

(iii) other net tangible assets.

A summary of the results of this analysis follows:

	Net Asset	Diluted Shares	Indicated Net Asset
	Value	Outstanding	Value per Share
	(000’s)	(000’s)

High	$1,226,840	124,886	$9.82
Low	$978,840	124,886	$7.84

Unleveraged Discounted Cash Flow Analysis

In valuing shares of CPA®:16 — Global common stock using unleveraged discounted cash flow analyses, Stanger discounted the projected annual net operating income of the properties of CPA®:16 — Global (without giving effect to the merger and the CPA®:14 asset sales), as provided by the advisor for a five year period to September 30, 2010. These estimated discount rates were based primarily on discount rates observed in investor survey data reviewed by Stanger. Stanger calculated the terminal value of the property portfolio owned by CPA®:16 — Global in 2015 by applying terminal cap rates ranging from 9.50% to 10.5% to CPA®:16 — Global’s projected 2015 net operating income. The terminal cap rates were estimated primarily based on survey data reviewed by Stanger. The net operating income for the projection period and the terminal value were then discounted to its present value as of September 30, 2010 using a 9.50% to 11.0% discount rate range. Stanger then arrived at the total estimated equity value of CPA®:16 — Global by adding the present value of the cash flow and terminal value, and deducting CPA®:16 — Global’s net debt outstanding (debt outstanding at estimated market value) and adjusting for other net assets and expenses to arrive at a total equity value per share of CPA®:16 — Global common stock. This aggregate equity value available to common stockholders was then divided by the number of shares outstanding to arrive at an indicated per share value of CPA®:16 — Global common stock. The range of values is set forth in the table below.

		CPA®:16 —
	Present Value	Global Shares	Indicated
	of Equity Value	Outstanding	Value per Share
	(000’s)	(000’s)

High	$1,211,700	124,886	$9.70
Low	$934,400	124,886	$7.48

Estimated Value of CPA®:14

With respect to the value of CPA®:14, Stanger supplemented the determination of the estimated net asset valuation of CPA®:14 of $11.50 per share (before deducting the $1.00 per share special cash distribution) utilized in the merger with additional value estimates based on the following methodologies: (i) comparable company analysis using FFO multiples from selected REITs; (ii) comparable transaction FFO multiples from the sale of selected public REIT transactions; (iii) net asset value analysis; and (iv) unleveraged discounted cash flow analysis. The following summarizes the results of Stanger’s analysis.

Comparable Company Analysis

Stanger compared certain financial information of CPA®:14 to the same information for the same group of comparable companies as provided with respect to CPA®:16 — Global. No company used in the comparable company analysis is identical to CPA®:14 and they all differ from CPA®:14 in material ways.

The indicated CPA®:14 value per share based on annualized nine-month 2010 AFFO per share and estimated 2011 AFFO and AFFO multiples of the comparable companies is as follows:

	2010 Nine-Month Annualized			2011 Estimate
						Indicated
	AFFO	AFFO	Indicated	AFFO	AFFO	per Share
	per Share	Multiple	per Share Value	per Share	Multiple	Value

High	$0.89	18.7	$16.64	$.93	17.6	$16.37
Mean	$0.89	14.2	$12.64	$.93	12.9	$12.00
Low	$0.89	7.6	$6.76	$.93	7.7	$7.16

Comparable Transaction Analysis

Stanger reviewed the same group of comparable transactions as provided with respect to CPA®:16 — Global, in conducting its comparable transaction analysis for CPA®:14. A summary of the results of this analysis follows.

			Indicated
	FFO	FFO	per Share
	per Share	Multiple	Value

High	$1.13	28.0	$31.64
Mean	$1.13	16.1	$18.19
Low	$1.13	7.7	$8.70

Net Asset Value Analysis

To determine the estimated net asset value of CPA®:14, Stanger followed a similar methodology to that used with respect to CPA®:16 — Global. Stanger assumed that the assets were sold immediately after the announcement of the merger and the CPA®:14 asset sales. The net asset value analysis was based in large part on the calculation of the gross asset value, which was calculated by applying a range of cap rates to the net operating income of CPA®:14’s assets.

The blend of cap rates utilized to calculate the gross asset value was based primarily on survey data on target acquisition capitalization rates. Stanger used a range of direct capitalization rates of 9.0% to 10.0%.

The estimated net asset value represents the sum of the derived gross asset value less:

(i) transaction costs;

(ii) debt assumed at closing at estimated market value; and

(iii) other net tangible assets.

A summary of the results of this analysis follows:

	Net Asset	Diluted Shares	Indicated Net Asset
	Value	Outstanding	Value per Share
	(000’s)	(000’s)

High	$1,090,630	87,007	$12.54
Low	$927,960	87,007	$10.67

Unleveraged Discounted Cash Flow Analysis

In valuing shares of CPA®:14 common stock using the unleveraged discounted cash flow basis, Stanger followed a similar methodology to that used with respect to CPA®:16 — Global. Stanger employed the same range of discount rates and terminal cap rates utilized in the CPA®:16 — Global’s unleveraged discount cash flow analyses based upon survey data observed by Stanger. The range of values is set forth in the table below:

		CPA®:16 —
	Present Value	Global Shares	Indicated
	of Equity Value	Outstanding	Value per Share
	(000’s)	(000’s)

High	$1,054,600	87,007	$12.12
Low	$875,900	87,007	$10.07

Value of CPA®:14’s Assets To Be Sold To CPA®:17 — Global and W. P. Carey

With respect to the value of the assets of CPA®:14 to be sold to CPA®:17 — Global and W. P. Carey in the CPA®:14 asset sales, Stanger performed its analysis using net asset value analysis. Stanger observed that the value ascribed to each asset in the CPA®:14 asset sales was determined by CPA®:14, on the one hand, or CPA®:17 — Global or W. P. Carey, on the other hand, based in part on the individual values ascribed to the properties in the calculation of the estimated net asset value of each company as of September 30, 2010. The following summarizes Stanger’s analysis of the consideration to be received by CPA®:14 in connection with the CPA®:14 asset sales.

Net Asset Value Analysis

Stanger observed that the CPA®:17 — Global sale and purchase agreement involves the sale of: (i) an 11.54% interest in the U-Haul/Mercury Partners investment; (ii) a 44.9% interest in a Dicks Sporting Goods investment; and (iii) a 32.91% interest in the Hellweg II investment. Stanger observed that such properties had an aggregate appraised value as of September 30, 2010, net to the interest owned by CPA®:14, of approximately $206 million and were estimated to produce year-one net operating income of approximately $16.8 million. These properties are encumbered by debt with an outstanding principal balance as of September 30, 2010 of approximately $154.0 million and an estimated market value, based upon a valuation of such debt, of approximately $148.5 million due to the below-market mortgage interest rate. The appraised equity value of the assets to be sold to CPA®:17 — Global aggregated approximately $57.5 million, an amount equal to the sale price to be paid by CPA®:17 — Global. Using capitalization rates ranging from 8.0% to 9.0%, Stanger estimated the equity value range for the properties sold to CPA®:17 — Global, net of the estimated fair market value of existing mortgage debt at approximately $37.9 million to $61.2 million.

Stanger observed that the W. P. Carey sale and purchase agreement involves the sale of: (i) a 50% interest in the Check Free Investment; (ii) a 50% interest in the Sicor Investment; and (iii) a 60% interest in the Federal Express Investment. Stanger observed that such properties had an aggregate appraised value as of September 30, 2010, net to the interest owned by CPA®:14, of approximately $95.7 million and were projected to produce year-one net operating income of approximately $8.6 million. These properties are encumbered with mortgage debt with an outstanding principal balance as of September 30, 2010 of approximately $64.7 million and an estimated market value, based upon a valuation of such debt, of approximately $63.7 million. The appraised equity value of the assets to be sold to W. P. Carey is approximately $32.08 million, an amount equal to the sale price to be paid by W. P. Carey. Using capitalization rates ranging from 8.5% to 9.5%, Stanger estimated the equity value range for the properties to be sold to W. P. Carey, net of the estimated fair market value of existing mortgage debt, at approximately $27.3 million to $38.0 million.

Stanger observed that the net proceeds from the CPA®:14 asset sales aggregate approximately $89.5 million or $1.03 per share. Stanger observed that in connection with the merger, CPA®:14 will distribute a $1.00 per share special cash distribution to each CPA®:14 stockholder. The balance of such net sale proceeds was considered and included in the derivation of the net asset value of CPA®:14 of $10.50 per share (after deducting the $1.00 per share special cash distribution) used in connection with the merger.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stanger’s opinion letter, Stanger is of the opinion that, as of the date of Stanger’s opinion, (i) the merger consideration to be received by CPA®:14stockholders (other than W. P. Carey and its affiliates) in connection with the merger; (ii) the special cash distribution of $1.00 per share of CPA®:14 common stock to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the CPA®:14 asset sales; and (iii) the aggregate consideration to be received by CPA®:14 stockholders (other than W. P. Carey and its affiliates) in connection with the merger and the CPA®:14 asset sales is, in each case, fair to such stockholders from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stanger considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stanger believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. Therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stanger’s view of the actual value of CPA®:14, CPA®:16 — Global, the assets being sold to CPA®:17 — Global, the assets being sold to W. P. Carey, or CPA®:14 relative to CPA®:16 — Global.

Stanger is a nationally recognized investment banking and advisory firm. Stanger, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the past, Stanger’s business provided investment banking services to, and received customary fees from W. P. Carey and its affiliates.

CPA®:14 has agreed to pay Stanger a fee of $700,000 in connection with the issuance of its opinion, which fee was not contingent upon the findings of Stanger with respect to fairness or the consummation of the merger or the CPA®:14 asset sales. Stanger may also be paid $100,000 for a bring-down opinion, if requested by CPA®:14’s special committee. Stanger has provided various consulting, valuation, investment banking and financial advisory services to CPA®:14, W. P. Carey and its affiliates in the past and may perform such services in the future and Stanger has received and expects to receive customary fees for such services. During the past two years, Stanger has provided certain valuation services to W. P. Carey and financial advisory services to CPA®:14 for which Stanger has received customary compensation. In addition, W. P. Carey and certain of its affiliates subscribe to certain publications produced by Stanger for which the customary subscription price was paid to Stanger. CPA®:14 has also agreed to reimburse Stanger for its expenses incurred in performing its services and to indemnify Stanger and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Stanger or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Stanger’s engagement and any related transactions.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF CPA®:16 — GLOBAL

Pursuant to an engagement letter dated as of September 1, 2010, Deutsche Bank acted as financial advisor to the special committee of CPA®:16 — Global in connection with the merger. At the December 13, 2010 meeting of CPA®:16 — Global’s special committee, Deutsche Bank delivered its opinion, subsequently confirmed in writing, to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the opinion, the merger consideration was fair, from a financial point of view, to CPA®:16 — Global.

The full text of Deutsche Bank’s written opinion, dated as of December 13, 2010, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Appendix G to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and for the use and benefit of, the special committee of CPA®:16 — Global. Deutsche Bank’s opinion is limited to the fairness, from a financial point of view, to CPA®:16 — Global of the merger consideration. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of CPA®:16 — Global, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by CPA®:16 — Global to engage in the merger or the relative merits of the merger as compared to alternative business strategies, nor did it express any opinion as to how any CPA®:16 — Global stockholders should vote on any matter. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of CPA®:16 — Global’s officers, directors, or employees of any parties to the merger, or any class of such persons, in connection with the merger and any related transactions relative to the merger consideration to be received by CPA®:16 — Global or CPA®:14. Deutsche Bank also did not express an opinion as to the election by any CPA®:14 stockholder to receive the merger consideration in the form of CPA®:16 — Global common stock or cash. The summary of Deutsche Bank’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Appendix G. CPA®:16 — Global stockholders are urged to read Deutsche Bank’s opinion in its entirety.

In connection with Deutsche Bank’s role as financial advisor to the special committee of CPA®:16 — Global, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning CPA®:16 — Global and CPA®:14 and certain internal analyses, financial forecasts and other information concerning CPA®:14 and CPA®:16 — Global prepared by representatives of W. P. Carey on behalf of the management of each of CPA®:14 and CPA®:16 — Global. Deutsche Bank also held discussions with representatives and advisors of W. P. Carey on behalf of CPA®:16 — Global and CPA®:14 regarding the businesses and prospects of CPA®:16 — Global and CPA®:14 and the joint prospects of a combined company. In addition, Deutsche Bank has:

•	reviewed the net asset value estimates for CPA®:14 and CPA®:16 — Global as of September 30, 2010 provided by W. P. Carey and derived in part from real estate portfolio appraisals;

•	compared certain financial information for CPA®:14 and CPA®:16 — Global with similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the financial terms of certain acquisitions and dispositions Deutsche Bank deemed relevant;

•	reviewed the terms of the merger agreement and certain related documents; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning CPA®:16 — Global or CPA®:14, including, without limitation, any financial information (including forecasts and projections) or the net asset value estimates considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, with the permission of CPA®:16 — Global’s special committee, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of CPA®:16 — Global or CPA®:14, nor did Deutsche Bank evaluate the solvency or fair value of CPA®:16 — Global or CPA®:14 under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available by W. P. Carey on behalf of CPA®:16 — Global and CPA®:14, Deutsche Bank, with the permission of CPA®:16 — Global’s special committee, assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of W. P. Carey on behalf of CPA®:16 — Global or CPA®:14, as applicable, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. Deutsche Bank’s opinion also expressed no view, and did not address, the potential UPREIT reorganization of CPA®:16 — Global in connection with the merger. Deutsche Bank’s opinion was necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which it becomes aware after the date of the opinion.

For purposes of rendering its opinion, Deutsche Bank, with the permission of CPA®:16 — Global’s special committee, has assumed that, in all respects material to its analysis:

•	the representations and warranties of CPA®:16 — Global, CPA®:14, CPA 16 Merger Sub and W. P. Carey contained in the merger agreement are true and correct;

•	CPA®:16 — Global, CPA®:14 and W. P. Carey will each perform all of the covenants and agreements to be performed by it under the merger agreement, and all conditions to the obligations of each party to the merger agreement to consummate the merger will be satisfied without any waiver thereof;

•	all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained, and, in connection with obtaining any necessary approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either CPA®:16 — Global or CPA®:14 is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers will be made that would have a material adverse effect on CPA®:16 — Global or CPA®:14 or would materially reduce the contemplated benefits of the merger to CPA®:16 — Global;

•	the merger will be consummated in accordance with the terms described in the merger agreement, without any amendments or modifications thereto;

•	prior to the consummation of the merger, CPA®:14 will have made a $1.00 per share special cash distribution to its stockholders; and

•	consistent with information presented to Deutsche Bank by CPA®:16 — Global’s special committee, the merger will be tax-free to each of CPA®:16 — Global and its stockholders and CPA®:14 and its stockholders who elect stock consideration in the merger.

Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by CPA®:16 — Global’s special committee and its advisors with respect to these issues.

Deutsche Bank’s Financial Analyses

The following is a summary of certain financial analyses contained in the presentation that was made by Deutsche Bank to the special committee of CPA®:16 — Global on December 13, 2010 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Deutsche Bank or the special committee of CPA®:16 — Global. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 10, 2010, and is not necessarily indicative of current market conditions. In performing its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CPA®:16 — Global and CPA®:14. None of CPA®:16 — Global, CPA®:14, Deutsche Bank or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which the businesses could actually be sold.

Summary of Analyses

In assessing the fairness, from a financial point of view, to CPA®:16 — Global of the merger consideration, Deutsche Bank considered, among other things, the results of the following valuation methodologies (without assigning relative weights to each):

•	analysis of selected publicly traded companies;

•	discounted cash flow analyses;

•	net operating income capitalization analyses; and

•	analysis of selected precedent transactions.

The results of these analyses for each of CPA®:16 — Global and CPA®:14 were compared to the net asset value estimates for each of CPA®:16 — Global and CPA®:14 as of September 30, 2010 that were provided to it by W. P. Carey and derived in part from real estate portfolio appraisals, which provided an estimated net asset value of $8.80 per share of CPA®:16 — Global common stock and an estimated net asset value of $10.50 per share of CPA®:14 (after taking into account the proposed $1.00 per share special cash distribution to CPA®:14 stockholders). The ratio of the results of each analyses for CPA®:16 — Global and CPA®:14, respectively, was then compared to 1.1932, the exchange ratio in the merger.

Analysis of Selected Publicly Traded Companies

Deutsche Bank compared certain financial information and commonly used valuation measurements for each of CPA®:16 — Global and CPA®:14 to corresponding information and measurements of certain publicly traded companies that Deutsche Bank considered relevant. In determining the universe of comparable companies, Deutsche Bank considered a variety of factors, including, but not limited to, similarity in company portfolio, size and geographic exposure. However, because of the inherent differences between the businesses, operations and prospects of CPA®:16 — Global, CPA®:14 and those of the selected comparable companies, Deutsche Bank believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected publicly traded company analysis. Accordingly, Deutsche Bank also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of CPA®:16 — Global, CPA®:14 and the selected comparable companies that could affect the values of each in order to provide a context in which to consider the results of the quantitative analysis. Deutsche Bank selected the following eight companies that operate on a net lease basis, which are referred to as the selected companies:

•	Diversified (office and other) REITs:

•	Lexington Realty Trust

•	CapLease, Inc.

•	One Liberty Properties Inc.

•	Industrial REITs:

•	First Industrial Realty Trust Inc.

•	First Potomac Realty Trust

•	Retail REITs:

•	National Retail Properties, Inc.

•	Realty Income Corp.

•	Entertainment Properties Trust

To calculate the trading multiples for the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and forecasted estimates based on widely used industry data and research providers and public filings made by the selected companies. Using such financial information, Deutsche Bank reviewed for each of these companies, among other things: (i) the ratio of price to AFFO for the last twelve months and estimates for fiscal years 2010 and 2011 and (ii) the dividend yield for the same periods.

FFO represents net earnings (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. AFFO represents FFO adjusted for straight-lining of rent, leasing costs and other material factors related to recurring adjustments to capital expenditures. AFFO is generally accepted by the REIT industry to be a more accurate measure of residual cash flow. Deutsche Bank notes that while AFFO is a recognizable measure of operating performance and residual cash flow for REITs created by the REIT industry, measures of AFFO may not be directly in accordance with GAAP and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP in the United States, as a measure of liquidity, and AFFO is not necessarily indicative of cash available to fund cash needs.

AFFO Multiple Analyses.  Based upon the results of the selected publicly traded company analysis, Deutsche Bank developed a range of multiples to apply to each of CPA®:16 — Global’s and CPA®:14’s projected 2011 AFFO values provided by W. P. Carey on behalf of CPA®:16 — Global and CPA®:14, respectively, and calculated an implied per share stock price using a range of multiples for P/AFFO of 10.0x through 14.0x. The results of the analyses for each of CPA®:16 — Global and CPA®:14 are summarized as follows:

Company	Implied Price per Share

CPA®:16	$7.48 - $10.47
CPA®:14	$8.70 - $12.18

In addition, Deutsche Bank compared the range of implied exchange ratios based on this analysis of 1.07x — 1.99x to 1.1932x, the exchange ratio in the merger.

Dividend Yield Analyses.  Based upon the results of the selected publicly traded company analysis, Deutsche Bank determined that the 2011 estimated dividend yields for the selected companies ranged from 5.0% to 6.0%, based on 90% to 100% of cash available for distribution being paid out in dividends. Applying these results to the projected cash available for distribution values provided by W. P. Carey on behalf of each of CPA®:16 — Global and CPA®:14, respectively, Deutsche Bank calculated a range of implied common equity values per share for each of CPA®:16 — Global and CPA®:14, respectively, as follows:

Company	Implied Price per Share

CPA®:16	$8.05 - $10.73
CPA®:14	$9.83 - $13.10

In addition, Deutsche Bank compared the range of implied exchange ratios based on this analysis of 0.92x — 1.63x to 1.1932x, the exchange ratio in the merger.

None of the selected companies utilized as a comparison are identical to CPA®:16 — Global or CPA®:14. Accordingly, Deutsche Bank believes that the analysis of selected publicly traded companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such selected companies.

Discounted Cash Flow Analyses

As part of its analysis, and in order to estimate the present value of the common stock of each of CPA®:16 — Global and CPA®:14, Deutsche Bank performed a discounted cash flow analysis of each of

CPA®:16 — Global and CPA®:14 based upon the projected unlevered cash flows for each company provided by W. P. Carey on behalf of CPA®:16 — Global and CPA®:14, respectively.

For each of CPA®:16 — Global and CPA®:14, Deutsche Bank calculated a range of equity values per share of the company’s common stock based upon the sum of the discounted net present values of the company’s unlevered free cash flows for the fiscal years 2011 through 2015, plus the discounted net present value of the company’s terminal value as of year-end 2015. To determine the terminal valuation, a range of capitalization rates of 7.0% to 8.0% were applied to a forward year of projected net operating income. The expected net operating income and future cash flow attributable to each company and its components were determined using information provided by W. P. Carey on behalf of CPA®:16 — Global and CPA®:14, respectively. Deutsche Bank discounted the unlevered free cash flow streams and the estimated terminal values of each company to present value using a range of discount rates from 8.0% to 10% in each case. The capitalization rates used in these analyses were chosen by Deutsche Bank based on its expertise and experience with the REIT industry and in its analysis of net lease public selected companies listed below in “— Analysis of Selected Publicly Traded Companies.” The discount ranges were derived from the calculation of the weighted average cost of capital of each of CPA®:16 — Global and CPA®:14, respectively.

Deutsche Bank calculated per-share equity values by first determining a range of enterprise values of each company by adding the present values of each company’s after-tax unlevered free cash flows and terminal value at each discount rate, subtracting from these enterprise values the net debt (which is total debt minus cash) as of September 30, 2010 for each company, and then dividing those amounts by the number of outstanding shares of common stock of the applicable company. Deutsche Bank observed that the resulting ranges of implied common equity values per share for the companies were $8.85 to $12.42 for CPA®:16 — Global, as compared to the estimated net asset value of $8.80 per share, and $11.51 to $14.64 for CPA®:14, as compared to the estimated net asset value of $10.50 per share.

In addition, Deutsche Bank compared the range of implied exchange ratios based on this analysis of 0.93x — 1.66x to 1.1932x, the exchange ratio in the merger.

Net Operating Income Capitalization Analyses

In order to estimate the value of the common stock of each of CPA®:16 — Global and CPA®:14, for each company Deutsche Bank performed a net operating income capitalization rate analysis. In this analysis, Deutsche Bank calculated adjusted enterprise values by dividing projected net operating income values, each of which were provided by W. P. Carey on behalf of CPA®:16 — Global and CPA®:14, respectively, by a range of capitalization rates, based on how W. P. Carey categorizes the tenants and leases of each company. Leases are categorized based on tenant credit quality, length of lease and real estate quality, organized by W. P. Carey on behalf of each company into five categories, which in turn results in five categories of net operating income values. Ranges of low, medium and high capitalization rates were applied to each portfolio lease category to calculate adjusted total equity values. The capitalization rates applied to each lease category were adjusted based on the credit quality for the applicable properties. For each of CPA®:16 — Global and CPA®:14, the resulting adjusted enterprise values were used to calculate a range of implied per share prices by subtracting net debt as of September 30, 2010 from these values and dividing by the number of shares of common stock outstanding for each company. The following table presents the results of these analyses:

	Implied Price per Share
Company	Low	High

CPA®:16	$6.96	$9.07
CPA®:14	$11.84	$14.34

In addition, Deutsche Bank compared the range of implied per share prices for CPA®:16 — Global of $6.96 to $9.07 based on this analysis to $8.80, the estimated net asset value per share of CPA®:16 — Global, and compared the range of implied per share prices for CPA®:14 of $11.84 to $14.34 based on this analysis to $10.50, the estimated net asset value per share of CPA®:14. Deutsche Bank then compared the range of implied exchange ratios based on these analyses of 1.31x — 2.06x to 1.1932x, the exchange ratio in the merger.

Analysis of Selected Precedent Transactions

Deutsche Bank reviewed the financial terms, to the extent publicly available, of eight selected real estate portfolio transactions since July 1, 2006 involving companies that operate on a net lease basis where the targeted assets were in industrial, office, retail and other diversified portfolios, which we refer to as the selected transactions. Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the selected transactions. The transactions reviewed were as follows:

Month and
Year Announced	Target	Acquiror

October 2010	ProLogis	Blackstone
May 2010	iStar Financial	Dividend Capital Total Realty Trust
June 2009	ProLogis	Various parties
November 2007	American Financial Realty Trust	Gramercy Capital Corp.
March 2007	Spirit Finance Corp.	Macquarie Bank and other private equity firms
October 2006	Government Properties Trust	Record Realty
July 2006	NewKirk Realty Trust	Lexington Corp. Properties Trust
June 2006	CPA®:12	CPA®:14

In its analysis, Deutsche Bank derived and compared, among other things, the mean and median values of multiples for the ratio of price to AFFO and implied net operating income capitalization rates for the selected transactions. To calculate the comparative data for the selected transactions, Deutsche Bank used publicly available information from Wall Street equity research, press releases and filings made by the companies and SNL Financial equity research.

The analysis indicated the following:

	Selected Transactions Valuation Multiples
Ratio	Mean		Median
P/AFFO
LTM	13.4	x	13.6	x
FY + 1	11.3	x	11.4	x
FY + 2	10.4	x	11.5	x
Implied cap rate	8.4%		8.0%

The ratio of price to AFFO for 2011 was applied to the estimate of AFFO for fiscal year 2011 provided by W. P. Carey on behalf of CPA®:14, and the determined implied capitalization rates were applied to the net operating income for 2011 that was provided by W. P. Carey on behalf of CPA®:14. Based upon the transaction multiples, Deutsche Bank calculated the following range of implied share prices for CPA®:14:

Multiples of Ratio of
Metric	Price to AFFO (2011E)		Implied Price per Share

AFFO	10x - 12	x	$8.70 - $10.44

Net Operating Income
Capitalization Rates

Net Operating Income	7% - 9%		$11.11 - $16.29

In addition, Deutsche Bank compared the range of net asset value based on these analyses of $8.70 to $10.44 and $11.11 to $16.29 to $10.50, the estimated net asset value per share of CPA®:14.

Because the reasons for, and circumstances surrounding, including without limitation differing markets and other conditions, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of CPA®:14 and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these selected transactions and the merger that could affect the value of the subject companies and businesses and CPA®:16 — Global.

Implied Exchange Ratio

The four valuation methods described above resulted in the following implied exchange ratio ranges for CPA®:16 — Global and CPA®:14: a range of 1.07x to 1.99x from the comparable public company trading analyses; a range of 0.92x to 1.63x from the dividend yield analysis; a range of 0.93x to 1.66x from the discounted cash flow analyses; and a range of 1.31x to 2.06x from the net operating income capitalization rate analysis. The exchange ratio of 1.1932x contemplated by the merger agreement is within the ranges set forth above for the AFFO, dividend yield and discounted cash flow analyses.

The foregoing summary is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to a summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the special committee of CPA®:16 — Global as to the fairness, from a financial point of view, to CPA®:16 — Global of the merger consideration consisting of, at the election of each CPA®:14 stockholder, either (i) 1.1932 shares of CPA®:16 — Global common stock in exchange for each share of CPA®:14 common stock or (ii) $10.50 in cash in exchange for each share of CPA®:14 common stock, held by such CPA®:14 stockholder. In connection with its analyses, Deutsche Bank made, and was provided by representatives of W. P. Carey on behalf of the management of CPA®:16 — Global with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond CPA®:16 — Global’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of CPA®:16 — Global or its advisors, neither CPA®:16 — Global nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between CPA®:16 — Global and CPA®:14 and were approved by the special committee of CPA®:16 — Global. Although Deutsche Bank provided advice to the special committee of CPA®:16 — Global during the course of these negotiations, the decision to enter into the merger was solely that of the special committee of CPA®:16 — Global. As described above, the opinion and presentation of Deutsche Bank to the special committee of CPA®:16 — Global were only one of a number of factors taken into consideration by CPA®:16 — Global’s special committee in making its determination to approve the merger. Deutsche Bank’s opinion was provided to the special committee of CPA®:16 — Global to assist it in connection with its consideration of the merger and does not constitute a recommendation to any CPA®:16 — Global stockholder as to how to vote on any matter.

Additional Information

The special committee of CPA®:16 — Global selected Deutsche Bank as its financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. CPA®:16 — Global has retained Deutsche Bank pursuant to an engagement letter dated as of September 1, 2010. As compensation for Deutsche Bank’s services in connection with the merger, CPA®:16 — Global has agreed to pay a transaction fee contingent on the consummation of the merger. In addition, CPA®:16 — Global has agreed to pay Deutsche Bank an opinion fee upon delivery of its fairness opinion (or upon notice from Deutsche Bank that it was unable to render the opinion), which shall reduce the transaction fee paid in connection with the consummation of the merger. Regardless of whether the merger is consummated, CPA®:16 — Global has agreed to reimburse Deutsche Bank for reasonable fees, expenses and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the engagement of Deutsche Bank under the engagement letter. CPA®:16 — Global has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities arising out of its engagement or the merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, are referred to in this joint proxy statement/prospectus as the DB Group. Except as disclosed herein, Deutsche Bank has not provided any material services to CPA®:16 — Global in the two years prior to the execution of the merger agreement. DB Group may provide investment and commercial banking services to CPA®:14 and CPA®:16 — Global and their respective affiliates in the future, for which DB Group would expect to receive compensation. In the ordinary course of its business, members of the DB Group may actively trade in the securities and other instruments and obligations of CPA®:16 — Global for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in these securities, instruments and obligations.

PROSPECTIVE FINANCIAL INFORMATION

Included in the section above is certain forecasted operating information including estimated FFO and AFFO for future periods for both CPA®:14 and CPA®:16 — Global. This information was provided to CPA®:14’s and CPA®:16 — Global’s financial advisors in connection with their analyses of the financial aspects of the proposed merger. The forecasted information presents, to the best knowledge and belief of CPA®:14 and CPA®:16 — Global, their expected results. It also reflects their judgment as of the date of this joint proxy statement/prospectus of conditions expected to exist and the course of action expected to be taken, but neither CPA®:14 nor CPA®:16 — Global can give you any assurance that their forecasted results will be achieved. There will likely be differences between CPA®:14 and CPA®:16 — Global’s forecasts and actual results, and those differences could be material.

Each of CPA®:14 and CPA®:16 — Global uses the definition of FFO adopted by the National Association of Real Estate Investment Trusts, which is referred to in this joint proxy statement/prospectus as NAREIT, as interpreted by the SEC. Accordingly, FFO is defined as net income (computed in accordance with GAAP), excluding gains (losses) on dispositions of interests in depreciated operating properties, and real estate depreciation and amortization expenses. FFO includes each of CPA®:14’s and CPA®:16 — Global’s share of FFO of unconsolidated real estate ventures and discontinued operations and excludes minority interests in real estate depreciation and amortization expenses. Each of CPA®:14 and CPA®:16 — Global believes that FFO is a meaningful measure as a supplement to net earnings because net earnings assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. Each of CPA®:14 and CPA®:16 — Global believes that the values of real estate assets fluctuate due to market conditions. CPA®:14’s and CPA®:16 — Global’s calculation of FFO may not be comparable to similarly titled measures reported by other companies because not all companies calculate FFO in the same manner.

Each of CPA®:14 and CPA®:16 — Global modifies the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses from extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. Each of CPA®:14 and CPA®:16 — Global refers to its modified definition of FFO as “Funds from Operations — as Adjusted,” or AFFO, and employs it as one measure of its operating performance when it formulates corporate goals and evaluates the effectiveness of its strategies. Each of CPA®:14 and CPA®:16 — Global excludes these items from GAAP net income as they are not the primary drivers in its decision-making process. Each of CPA®:14’s and CPA®:16 — Global’s assessment of its respective operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, each of CPA®:14 and CPA®:16 — Global believes that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of CPA®:14’s and CPA®:16 — Global’s respective business over time without the potentially distorting impact of these short-term fluctuations.

The forecasted information above for CPA®:14 and CPA®:16 — Global has been prepared by and is the responsibility of W. P. Carery’s management and was prepared based on actual tenant lease terms based on expected performance under those leases and in-place fixed rate debt. Such information has been prepared under the same accounting policies used in historical periods for each entity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for CPA®:14 and CPA®:16 — Global, respectively. PricewaterhouseCoopers LLP has neither examined nor compiled the prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this joint proxy statement/prospectus relate to each of CPA®:14’s and CPA®:16 — Global’s historical financial information. Such reports do not extend to the prospective financial information and should not be read to do so. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

INTEREST OF CPA®:14’S ADVISOR IN THE MERGER

In addition to the fees to be paid to CPA®:14’s advisor in connection with the merger and the CPA®:14 asset sales, CPA®:14’s advisor has an interest in the merger because it owns 8,018,456 restricted shares of CPA®:14 common stock as of the date of this joint proxy statement/prospectus and will receive an additional 2,975,003 restricted shares of CPA®:14 common stock in lieu of cash fees if the merger is consummated. Under the terms of the advisor’s restricted stock agreement, restricted shares owned by the advisor as of the date of this joint proxy statement/prospectus (which does not include the 2,975,003 restricted shares being issued in lieu of cash fees), will vest and all restrictions will lapse upon the expiration of the CPA®:14 advisory agreement for any reason other than a termination for cause or the occurrence of a change of control. The merger will constitute a change of control under the CPA®:14 advisory agreement. The 2,975,003 restricted shares of CPA®:14 common stock that the advisor will receive in lieu of cash fees in connection with the merger will not vest upon the occurrence of the merger, but will be converted into 3,549,773 restricted shares of CPA®:16 — Global common stock upon the merger and will vest ratably over five years unless the advisory agreement with the combined company are terminated for any reason other than cause by the combined company, or the combined company undergoes a change of control, in which case vesting would be accelerated and all restrictions would lapse.

VALUATION OF CPA®:14 AND CPA®:16 — GLOBAL ASSETS

Estimated Net Asset Value Calculations

The estimated net asset values of each of CPA®:14 and CPA®:16 — Global as of September 30, 2010 were calculated by the advisor in a manner consistent with prior estimated net asset values that have been publically reported annually by each company. The calculations began with an appraised value of the real estate portfolios of each company based on the income method of valuation. The income method is a customary valuation method for rental properties. The appraisal is based on a property level analysis of each of CPA®:14’s and CPA®:16 — Global’s properties by applying a discounted cash flow analysis to: (1) the estimated net operating income for each property in the portfolio during the remaining anticipated lease term and (2) the estimated residual value of each property from a hypothetical sale of the property upon the expiration of the leases. The hypothetical sale amount was derived by capitalizing the estimated net operating income of each property for the year following the lease expiration at a selected capitalization rate.

The discount rates and residual capitalization rates used to value the properties were selected based on several factors, including the creditworthiness of the lessees, industry surveys, interviews with real estate brokers and other industry professionals, property type, location and age, current lease rates relative to market lease rates and anticipated lease duration. The discount rates applied to the estimated net operating income of each property for CPA®:14 and CPA®:16 — Global ranged from approximately 1.1% to 13.2% and 2.1% to 13.6%, respectively. The discount rates applied to the estimated residual value of each property for CPA®:14 and CPA®:16 — Global ranged from approximately 8.6% to 13.0% and 8.3% to 16.5%, respectively. The residual capitalization rates applied to the properties in CPA®:14 and CPA®:16 — Global ranged from approximately 8.3% to 12.5% and 6.8% to 15.0%, respectively. The resulting imputed capitalization rates based on the estimated net operating income of CPA®:14 and CPA®:16 — Global were 9.6% and 8.6%, respectively.

The resulting appraised real estate values of each company’s portfolio were then adjusted for a number of items, the largest of which was the estimated fair market value of the property level debt of each company. The fair market value of such property level debt was determined based upon available market data for comparable liabilities and applying selected discount rates to the stream of future debt payments. The discount rates applied to the future property level debt payments for CPA®:14 and CPA®:16 — Global ranged from approximately 5.0% to 11.0% and 4.3% to 10.5%, respectively.

The calculation of the estimated net asset values involved other adjustments, including adjustments for other net tangible assets of both CPA®:14 and CPA®:16 — Global and fees payable by CPA®:14 to the advisor in connection with the merger and CPA®:14 asset sales. No liquidation stage fees were factored into CPA®:16 — Global’s net asset value determination as such fees are subordinated to performance thresholds which have not yet been achieved.

Set forth below are the material items underlying the calculations of the estimated net asset values of CPA®:14 and CPA®:16 — Global as of September 30, 2010 ($ in thousands, except per share amounts).

		CPA®:14	CPA®:16 — Global

	Appraised Real Estate Value(1)	$1,940,143	$2,366,430
(less)	Fair Market Value of Property Debt(1)	(948,368)	(1,302,995)
(plus)	Other Net Tangible Assets	74,112	50,130
(less)	Liquidation Stage Fees	(52,508)	0
(less)	Other Adjustments(1)	(12,102)	(12,628)

	Estimated Net Asset Value	$1,001,277	$1,100,937

	Shares Outstanding	87,007,260	124,885,593
	Net Asset Value Per Share (Rounded)	$11.50	$8.80

(1)	Adjusted for changes in foreign exchange rates, on November 11, 2010.

The calculation of an estimated net asset value is complex and involves a number of judgments and assumptions. The estimated net asset values should not be construed as a guarantee of the amounts that CPA®:14, CPA®:16 — Global or the combined company or their respective stockholders would receive before or after the proposed merger if the companies were to sell their assets and liabilities or if the securities of the companies or the merged company were listed on an established exchange.

UPREIT REORGANIZATION

The Operating Partnership

General

Following the merger or the alternate merger, CPA®:16 — Global proposes to implement an internal reorganization whereby CPA®:16 — Global will be restructured as an UPREIT to hold substantially all of its assets in an operating partnership or in subsidiary entities in which the operating partnership owns an interest, and to make future acquisitions of real properties using the UPREIT structure. This proposal is conditioned on the consummation of the merger or the alternate merger. In order to give effect to the UPREIT reorganization, CPA®:16 — Global will contribute substantially all of its assets and liabilities, other than an immaterial interest in certain foreign assets, to CPA 16 Merger Sub after the merger of CPA®:14 into CPA 16 Merger Sub, thereby combining both companies’ assets and liabilities. CPA®:16 — Global will then contribute its interest in CPA 16 Merger Sub to CPA®:16 — Global’s newly formed limited liability company subsidiary organized under the laws of the State of Delaware, in exchange for the managing member interest and units of membership interest in the operating partnership, which together represent an approximately 99.985% capital interest. CPA®:16 — Global will be the managing member of the operating partnership and, as of date of the effectiveness of the merger, will own a 99.985% capital interest in the operating partnership. Since CPA®:16 — Global will also be the managing member of the operating partnership, CPA®:16 — Global’s board of directors will control most decisions of the operating partnership. CPA®:16 — Global’s board of directors is expected to delegate authority for its management and the management of the operating partnership to CPA®:16 — Global’s advisor subject to the terms of an amended and restated advisory agreement between CPA®:16 — Global and its advisor, which is referred to in this joint proxy statement/prospectus as the amended CPA®:16 — Global advisory agreement.

Carey REIT III will assist CPA®:16 — Global’s advisor in managing the operating partnership and Carey REIT III will receive a special membership interest in the operating partnership entitling it to receive certain profits allocations and distributions of cash. As of the date of the effectiveness of the merger, Carey REIT III is expected to own a .015% capital interest in the operating partnership.

CPA®:16 — Global’s Reasons for the UPREIT

The board of directors of CPA®:16 — Global believes that the UPREIT reorganization will allow CPA®:16 — Global to structure tax-favored transactions for property sellers and put CPA®:16 — Global on a more equal footing with many of its stock exchange-listed competitors. While CPA®:16 — Global does not currently expect to engage in significant acquisitions in the near term because it has substantially invested its available funds, CPA®:16 — Global believes that it would be beneficial to be organized as an UPREIT if CPA®:16 — Global ultimately decides to pursue a listing on a stock exchange. An UPREIT structure provides a mechanism to acquire properties from sellers who would otherwise incur large tax obligations if they sold their properties to CPA®:16 — Global directly. Under the UPREIT structure, sellers may contribute their properties to CPA®:16 — Global’s operating partnership in exchange for units in the operating partnership, thereby enabling those sellers to realize certain tax benefits that would be unavailable if CPA®:16 — Global acquired properties directly for cash or shares of its common stock. A majority of listed REITs are structured as UPREITs.

In addition, the board of directors of CPA®:16 — Global anticipates that the UPREIT reorganization will have a positive impact on its annual cash flows from operations. CPA®:16 — Global’s advisor has agreed that if the UPREIT reorganization is implemented in conjunction with the merger, it will enter into an amended advisory agreement with CPA®:16 — Global. Under the amended advisory agreement, the annual asset management fees payable to CPA®:16 — Global’s advisor will decline from 1.0% annually to 0.50% annually. Carey REIT III will also receive annual distributions of 10% of available cash in respect of its special general partnership interest under the amended advisory agreement; however, such distributions shall in no event exceed 0.50% of the value of CPA®:16 — Global’s assets. The sum of the 0.50% asset management fee plus 10% of annual distributions of available cash is expected to be lower than the 1.0% annual asset management fee that CPA®:16 — Global currently pays its advisor under the existing advisory agreement and is expected to result in substantial savings to CPA®:16 — Global. For example, from January 1, 2010 to September 30, 2010, CPA®:16 — Global paid its advisor an aggregate of $17.6 million in asset management fees. Under the amended advisory agreement, CPA®:16 — Global would have paid its advisor an aggregate of $8.8 million in asset management fees and $6.9 million in annual distributions during that same time period, resulting in a cost savings of $1.9 million.

Below is a chart showing a comparison of the fees payable under the existing advisory agreement and fees that will be payable under the amended advisory agreement if the UPREIT reorganization is implemented:

Fees	Pre-UPREIT Reorganization	Post-UPREIT Reorganization

Initial Acquisition Fee	2.5% of the aggregate total cost of a property	No change

Subordinated Acquisition Fee	2% of the aggregate total cost of a property, subordinated to a 6% preferred return	No change

Asset Management Fee	1.0% of the asset value of a property, of which one-half is subordinated to a 6% preferred return	0.5% of the asset value of a property

Subordinated Disposition Fee	Lesser of (i) 50% of the brokerage commission paid on a property and (ii) 3% of the contract sales price of a property, subordinated to stockholders receiving a 100% return on their initial investment plus a 6% preferred return	No change
Subordinated Incentive Fee	15% of the net cash proceeds from the sale, exchange or other disposition of assets remaining after the stockholders receive a 100% return on their initial investment, plus a 6% preferred return	A distribution equal to 15% of the net cash proceeds from the sale, exchange or other disposition of assets remaining after the stockholders receive a 100% return on their initial investment, plus a 6% preferred return

Special General Partner Available Cash Distribution	None	10% of available cash

Termination Fee	15% of the amount by which (i) the fair value of CPA®:16 — Global’s assets, less indebtedness collateralized by those assets, less advisor fees, exceeds (ii) adjusted investor capital, plus the 6% preferred return, less all distributions paid	CPA®:16 — Global will have the right, but not the obligation, to repurchase the special general partnership interest at fair market value

The board of directors of CPA®:16 — Global also considered a number of potentially negative factors about the UPREIT reorganization, including:

•	costs of approximately $1.4 million to implement the UPREIT reorganization, primarily resulting from taxes on the transfers of properties to the operating partnership;

•	the special general partnership interest to be issued to Carey REIT III could result in significant payments to Carey REIT III;

•	W. P. Carey, as the significant stockholder of Carey REIT III, will benefit from the more favorable U.S. federal income tax treatment of partnership distributions, which may be subject to U.S. federal income tax at lower rates than fee income, which is subject to U.S. federal income tax as ordinary income;

•	sellers of additional properties to the operating partnership may require CPA®:16 — Global to agree to maintain a certain level of debt on the properties and refrain from selling them for a period of time for tax purposes;

•	the issuance of units of the operating partnership would have a dilutive effect on the interest of CPA®:16 — Global (and therefore that of CPA®:16 — Global stockholders) in assets of the operating partnership;

•	CPA®:16 — Global may be required to incur a one-time, non-cash charge in an amount equal to the fair value of the special general partnership interest, which could be a material amount; and

•	since CPA®:16 — Global does not expect to pursue significant acquisitions in the near term, it may not recognize the benefits associated with being able to structure tax-favored transactions with property sellers for some time or at all.

The Operating Agreement

The following is a brief summary of the material provisions of the operating agreement of the operating partnership, which is referred to in this joint proxy statement/prospectus as the OP agreement, which CPA®:16 — Global intends to enter into upon the effectiveness of the merger. A copy of the OP agreement is attached as Appendix D and is incorporated by reference in this joint proxy statement/prospectus. This summary is not complete and is qualified in its entirety by reference to the limited partnership agreement.

Fiduciary Duties

Under Delaware law, where CPA®:16 — Global’s operating partnership is formed, CPA®:16 — Global, as a managing member has a fiduciary duty to the operating partnership and, consequently, transactions with its directors are subject to the duties of care and loyalty that CPA®:16 — Global, as managing member, owes to other members in the operating partnership to the extent such duties have not been eliminated pursuant to the terms of the OP agreement. Under the terms of the OP agreement, CPA®:16 — Global is under no obligation to consider the separate interests of the other members in deciding whether to cause the operating partnership to take any actions. Furthermore, in the event of a conflict of interest between the interests of CPA®:16 — Global stockholders and the members, the OP agreement provides that CPA®:16 — Global must endeavor in good faith to resolve the conflict in a manner not adverse to both CPA®:16 — Global stockholders and the members; provided, however, that for so long as CPA®:16 — Global directly owns a managing member interest in the operating partnership, any such conflict that CPA®:16 — Global, in its sole discretion, determines cannot be resolved in a manner not adverse to both its stockholders and the members must be resolved in favor of its stockholders.

Operations

The OP agreement requires that the operating partnership be operated in a manner that will enable CPA®:16 — Global to (i) satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, unless CPA®:16 — Global otherwise ceases to qualify as a REIT and (ii) ensure that the operating partnership will not be classified as a “publicly-traded partnership” for purposes of Section 7704 of the Code, which classification could result in the operating partnership being taxed as a corporation, rather than as a partnership for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships — Entity Classification.”

Redemption Rights

The members of the operating partnership (other than CPA®:16) and the special member generally have the right to cause the operating partnership to redeem all or a portion of their operating partnership units for cash or, at CPA®:16 — Global’s sole discretion, shares of CPA®:16 — Global’s common stock, or a combination of both. If CPA®:16 — Global elects to redeem units for shares of CPA®:16 — Global’s common stock, CPA®:16 — Global will generally deliver one share of its common stock for each unit redeemed. If CPA®:16 — Global elects to redeem units for cash, CPA®:16 — Global will generally deliver cash to be paid in an amount equal to, for each redeemed unit, the average of the daily market price for the ten consecutive trading days immediately preceding the date CPA®:16 — Global receives a notice of redemption. In connection with the exercise of these redemption rights, a member or the special member must make certain representations, including that the delivery of shares of CPA®:16 — Global common stock upon redemption would not result in such member or the special general member shares in excess of CPA®:16 — Global’s ownership limits in its charter.

Subject to the foregoing, members and the special member may exercise their redemption rights at any time after one year following the date of issuance of their units; provided, however, that a member or special member may not effect more than two redemptions in a single calendar year and may not effect a redemption for less than 1,000 units, unless the member or special member holds less than 1,000 units, in which case it must effect a redemption for all of its units.

Transferability of Interests

CPA®:16 — Global may not (i) voluntarily withdraw as a managing member of the operating partnership, (ii) directly or indirectly transfer all or any portion of its interest in the operating partnership (except to a wholly-owned subsidiary), or (iii) engage in any merger, consolidation, or other combination with or into another entity, sale of all or substantially all of its assets, or any reclassification or recapitalization of its outstanding equity interests, without the consent of partners holding at least 50% of the ownership interests of the operating partnership; provided however, that if such merger or business combination results in the termination of the amended CPA®:16 — Global advisory agreement with the advisor, the consent of the special member to such transaction will be required unless the operating partnership agrees to redeem the special membership interest in the operating partnership for its fair market value, as determined by an independent third-party valuation firm. With certain exceptions, the other members may not transfer their interests in the operating partnership, in whole or in part, without CPA®:16 — Global’s written consent as managing member and that of the special member. Carey REIT III may not transfer its special general membership interest in the operating partnership without CPA®:16 — Global’s consent, except to CPA®:16 — Global, the advisor or their respective subsidiaries.

Distribution of Cash and Allocation of Income

The OP agreement generally provides that the operating partnership will distribute cash flows from operations and investments, and net sales proceeds from a capital transaction, a change of control or an initial listing on a securities exchange to the partners of the operating partnership in accordance with their relative percentage interests, on at least a quarterly basis, in amounts determined by CPA®:16 — Global as managing member. In addition, Carey REIT III as the holder of a special membership interest will be entitled to special distributions of cash flow and sale proceeds. The managing member will have the power, in its reasonable discretion, to adjust the distributions to the special member in order to avoid violations of the 2%/25% guidelines. 2%/25% guideline is the requirement that, in the twelve-month period ending on the last day of any fiscal quarter, operating expenses not exceed the greater of 2% of the average invested assets during such twelve-month period or 25% of CPA®:16 — Global’s adjusted net income over the same twelve-month period. Average invested assets means the average aggregate book value of CPA®:16 — Global’s assets invested, directly or indirectly, in properties and loans, before deducting reservations for depreciation, bad debts, impairments, amortization and all other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. Adjusted net income means CPA®:16 — Global’s total revenues less its total expenses, excluding additions to reserves for depreciation and amortization, bad debts or other similar non-cash reserves.

Similarly, the OP agreement provides that net income of the operating partnership other than from a capital compensation normally will be allocated 10% to the special member and 90% to the partners in proportion to their respective percentage interests in the operating partnership. Losses, if any, will generally be allocated among the members in proportion to their respective percentage interests in the operating partnership. Upon the liquidation of the operating partnership, after payment of debts and obligations, any remaining assets of the operating partnership will be distributed to the partners in proportion to their positive capital account balances determined after all adjustments to capital accounts for all prior periods and taxable years during which the liquidation occurs.

Except as otherwise provided in the OP agreement, CPA®:16 — Global will not be compensated for its services as managing member of the operating partnership. However, the operating partnership will pay all expenses relating to the operating partnership’s and CPA®:16 — Global’s organization. CPA®:16 — Global and its affiliates will also be reimbursed on a monthly basis, or such other basis as CPA®:16 — Global may determine in its sole and absolute discretion, for all expenses that CPA®:16 — Global and its affiliates incur relating to the ownership and operation of, or for the benefit of, the operating partnership (including, without limitation, administrative expenses).

The Special Membership Interest

Carey REIT III, an entity in which W. P. Carey will own an interest, will hold a special membership interest in the operating partnership. Carey REIT III’s special membership interest will entitle it to certain distributions of the operating partnership’s available cash and an allocation of certain operating partnership profits, as described in the next paragraph.

Operating partnership profits means profits as determined under the OP agreement and the provisions of the Code that apply to partnership taxation. For a description of the calculation of profits, see “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships.” Operating partnership profits are determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in the determination of operating partnership profits), with the following adjustments: (i) any income of the partnership that is exempt from U.S. federal income tax and not otherwise taken into account in computing operating partnership profits will be included in the determination of operating partnership profits; (ii) any expenditures of the partnership described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing operating partnership profits will be subtracted from such determination; (iii) in the event the value of any partnership asset is adjusted pursuant to the partnership agreement, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing operating partnership profits; (iv) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes will be computed by reference to the gross asset value of the property (as determined under the partnership agreement) disposed of, notwithstanding that the adjusted tax basis of such property differs from such value; (v) depreciation, amortization, and other cost recovery deductions taken into account in computing operating partnership profits will be based upon the gross asset value of partnership assets (as determined under the partnership agreement) as opposed to the adjusted tax bases of such assets; (vi) to the extent an adjustment to the adjusted tax basis of any partnership asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining capital accounts as a result of a distribution other than in liquidation of a partner’s interest in the partnership, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for purposes of computing operating partnership profits; and (vii) notwithstanding any other provision regarding the calculation of operating partnership profits, any items that are specially allocated pursuant to the partnership agreement will not be taken into account in computing operating partnership profits. The amounts of the items of partnership income, gain, loss, or deduction available to be specially allocated pursuant to the limited partnership agreement will be determined by applying rules analogous to those set forth in this definition of operating partnership profits.

Substantially all of Carey REIT III’s special membership interest in the operating partnership is intended to qualify as a “profits interest” for tax purposes within the meaning of IRS Revenue Procedure 93-27. As a result, the special membership interest will initially have no liquidation value aside from Carey REIT III’s actual capital contributions. Further, without a significant initial liquidation value, the interest will be limited in its ability to receive loss allocations from the operating partnership.

If the amended CPA®:16 — Global advisory agreement is not renewed upon the expiration of its then-current term, is terminated for any reason and an affiliate of the advisor does not serve as the advisor under any replacement advisory agreement, or the advisor resigns for good reason, all after two years of the date the operating partnership begins operations, the operating partnership will have the right, but not the obligation, to redeem all or a portion of Carey REIT III’s interests in the operating partnership at the fair market value of those interests on the date of termination, as determined by an independent appraiser.

Tax-Matters Member

CPA®:16 — Global is the tax-matters member of the operating partnership, and, as such, has the authority to make tax elections under the Code on behalf of the operating partnership.

Term

The operating partnership will continue in full force perpetually or until sooner dissolved pursuant to the limited partnership agreement or as otherwise provided by law.

Indemnity

The operating partnership will indemnify CPA®:16 — Global (and its directors, officers or employees) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership as set forth in the limited partnership agreement in which CPA®:16 — Global (or its directors, officers or employees) may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

(i) CPA®:16 — Global’s charter prohibits it from indemnifying the indemnified party for a matter, in which case the operating partnership will likewise be prohibited from indemnifying the indemnified party for the matter;

(ii) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and either was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty;

(iii) the indemnified party actually received an improper personal benefit in money, property or services; or

(iv) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Amendment

The OP agreement may not be amended without CPA®:16 — Global’s consent as managing member. In general, CPA®:16 — Global may not, without the prior consent of members holding at least 50% of ownership interests of all members, amend, modify or terminate the OP agreement. In addition, the OP agreement may not be amended with respect to any member adversely affected, and no action may be taken by CPA®:16 — Global, without the consent of such member adversely affected, if such amendment or action would (i) convert a member’s interest in the operating partnership into an unlimited liability interest (except as the result of CPA®:16 — Global acquiring such interest), (ii) modify the limited liability of a member, (iii) alter rights of the member to receive distributions or allocations pursuant to the OP agreement, (iv) materially alter or modify the rights to a redemption, or (v) amend the restrictions on CPA®:16 — Global’s authority. Unanimous consent of all members adversely affected is not required unless the amendment is to be effective against all members adversely affected.

However, there are certain circumstances in which CPA®:16 — Global is permitted to amend the limited partnership agreement without any consent.

Recommendation of the Board of Directors of CPA®:16

CPA®:16 — Global’s board of directors believes that the UPREIT reorganization is advisable and in the best interests of CPA®:16 — Global and its stockholders. Accordingly, at a meeting on December 13, 2010,

CPA®:16 — Global’s board of directors unanimously declared that the UPREIT reorganization is advisable and recommended that the CPA®:16 — Global stockholders approve the UPREIT reorganization.

Regulatory Matters

CPA®:16 — Global is not aware of any U.S. federal or state regulatory approvals that must be obtained in connection with the UPREIT reorganization.

CONFLICTS OF INTEREST

A number of conflicts of interest are inherent in the relationship between CPA®:14 and CPA®:16 — Global. The boards of directors of CPA®:14 and CPA®:16 — Global recognized these conflicts and the need to independently determine that the merger is in the best interest of their respective stockholders, and therefore each of CPA®:14 and CPA®:16 — Global formed a special committee comprised of independent directors. The special committees engaged independent fairness opinion providers and independent legal counsel. In considering the recommendation of CPA®:14’s board of directors to approve the merger and the alternate merger, and of CPA®:16 — Global’s board of directors to approve the alternate merger, CPA®:14 and CPA®:16 — Global stockholders should be aware that conflicts of interest exist because the advisor to CPA®:14 and CPA®:16 — Global, and the officers and directors of CPA®:14 and CPA®:16 — Global, may have certain interests in the proposed transactions that are different from or in addition to the interests of CPA®:14 and CPA®:16 — Global stockholders generally. The boards of directors of CPA®:14 and CPA®:16 — Global (including their respective independent directors) knew about these additional interests, and considered them, when they approved the merger and the other transactions described in this joint proxy statement/prospectus. Certain of these interests are set forth below.

Common Management

Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates invest in and serve as the advisor for both CPA®:14 and CPA®:16 — Global. Wm. Polk Carey serves as the chairman of the boards of directors of both CPA®:14 and CPA®:16 — Global. Three directors serve on the board of CPA®:16 — Global and three directors serve on the board of CPA®:14. Mr. Carey, a director of each of CPA®:14 and CPA®:16 — Global, is also a director of W. P. Carey. Dr. Marshall E. Blume, a member of the special committee of CPA®:14, was until July 2010 a director of CPA®:16 — Global. Richard J. Pinola, a member of the special committee of CPA®:16 — Global, was until July 2010 a director of CPA®:14.

The directors of each of CPA®:14 and CPA®:16 — Global have an independent obligation to ensure that the participation in the merger, or the alternate merger, of each individual company on whose board they serve is fair and equitable, considering all factors unique to each company and without regard to whether the merger, or the alternate merger, is fair and equitable to the other company. The directors have sought to discharge faithfully this obligation to each of the companies, but stockholders should bear in mind that one of the directors, Mr. Carey, serves as the chairman of both CPA®:14 and CPA®:16 — Global, and that the remaining directors serve as directors of other CPA® REITs. If the board of directors of each of CPA®:14 and CPA®:16 — Global was comprised solely of directors who did not serve in a similar capacity for both companies or their affiliates, these directors would have had a fully independent perspective (i.e., not affected by a consideration of the interests of the other company or any affiliate), which might have led them to advocate positions during the negotiations and structuring of the merger and the alternate merger different from those taken by the directors.

Lack of Independent Representation of Stockholders

To help alleviate potential conflicts, the board of directors of each of CPA®:14 and CPA®:16 — Global created a special committee comprised, in each case, of two independent directors, and represented by separate legal counsel. The purpose of each special committee is to evaluate the merger, the alternate merger, and in the case of CPA®:14, the CPA®:14 asset sales, and in the case of CPA®:16 — Global, the UPREIT reorganization and the charter amendment, from an independent perspective and to make recommendations to the full board of directors of each company regarding such transactions. CPA®:14’s special committee is comprised of Dr. Blume and James D. Price. CPA®:16 — Global’s special committee is comprised of Elizabeth P. Munson and Mr. Pinola. The boards of directors of CPA®:14 and CPA®:16 — Global believe that the procedures used to protect the financial interests of their respective stockholders are fair.

The respective financial advisors to the special committees of CPA®:14 and CPA®:16 — Global provided such committees with a fairness opinion regarding the merger consideration and, in the case of CPA®:14, the CPA®:14 asset sales. See “Opinion of Financial Advisor to the Special Committee of CPA®:14,” “Opinion of Financial Advisor to the Special Committee of CPA®:16” and “Valuation of CPA®:14 Assets.” However, the directors and the management of the advisor of CPA®:14 and CPA®:16 — Global have been substantially involved in considering liquidity alternatives for CPA®:14 and in analyzing the terms and conditions of the merger, the alternate merger, and in the case of CPA®:14, the CPA®:14 asset sales. If the companies had only independent representatives providing information and advice and analyzing the terms of the proposed transactions, the terms of these transactions might have been different, including a third-party transaction for CPA®:14, which could have possibly achieved a more favorable result for their respective stockholders.

Fiduciary Duties of Directors

The directors of CPA®:14 and CPA®:16 — Global have fiduciary duties to the companies on whose board they sit, and to the stockholders of those companies. The directors, in handling the affairs of CPA®:14 and CPA®:16 — Global, are expected to exercise good faith, to act in a manner reasonably believed to be in the best interests of the companies and stockholders and to act with the care of an ordinarily prudent person in a like position under similar circumstances. Under these fiduciary duties, the directors are obligated to ensure that CPA®:14 and CPA®:16 — Global are treated fairly and equitably in transactions with third parties, especially where consummation of such transactions may result in the interests of directors being opposed to, or not fully in line with, the interests of the stockholders. Accordingly, the directors of CPA®:14 and CPA®:16 — Global are required to assess whether each of the merger and the alternate merger is fair and equitable, taking into account the unique characteristics of CPA®:14 and CPA®:16 — Global and each company’s objectives with respect to the merger and the alternate merger.

Each of the directors of CPA®:14, except Mr. Carey, beneficially owns shares of CPA®:14 common stock, but each owns less than 1% of the total outstanding shares. As of December 15, 2010, Mr. Carey beneficially owned directly and through entities which he controls, a total of 9.20% of shares of CPA®:14 common stock. Each of the directors of CPA®:16 — Global, except Mr. Carey, beneficially owns shares of CPA®:16 — Global common stock, but each owns less than 1% of the total outstanding shares. As of December 15, 2010, Mr. Carey beneficially owned directly and through entities which he controls, a total of 5.55% of shares of CPA®:16 — Global common stock. Each of CPA®:14’s and CPA®:16 — Global’s bylaws, however, prohibit its directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between the company and its advisor, or any of its directors or affiliates. Although these shares may not be voted, they will be considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the merger.

Limited Due Diligence with Respect to the Real Estate to be Acquired in the Merger

If CPA®:16 — Global were purchasing a portfolio of properties from a non-affiliated entity, either singly or on a portfolio basis, CPA®:16 — Global would conduct significant real estate due diligence on each property to be acquired in order to evaluate all the risks and costs associated with each property. Although CPA®:14 and CPA®:16 — Global are both managed by affiliates of W. P. Carey and W. P. Carey has employed similar due diligence methods with respect to the acquisition of properties by CPA®:14 and CPA®:16 — Global, CPA®:16 — Global will not have the benefit of a recent, independent due diligence investigation of CPA®:14 and each property in its portfolio, and may not have all of the information regarding each property that a thorough investigation would produce at this time, and is therefore relying on information about each property to be acquired that may not be as current or complete as if CPA®:16 — Global had conducted an independent due diligence investigation on each such property. Thus, there may be liabilities that CPA®:16 —

Global fails to discover or inadequately assesses which may lead to CPA®:16 — Global incurring unexpected liabilities or the properties failing to perform as expected. In particular, to the extent that CPA®:14 as the prior owner of the acquired properties failed to comply with or otherwise violated applicable laws or regulation, CPA®:16 — Global as the parent of the surviving entity may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. As a result of the merger, CPA®:14 will not have any separate existence and, therefore, any claim in respect of such liabilities would need to be pursued against the advisor under the indemnification agreement which contains certain limitations. The discovery of any material liabilities associated with the acquisition of CPA®:14, and CPA®:16 — Global’s inability to pursue successfully an indemnification claim against CPA®:14’s advisor under the indemnification agreement, could harm CPA®:16 — Global’s business and results of operations.

Directors of CPA®:14 and CPA®:16 — Global Also Serve or Served as Directors of Other CPA® REITs

Certain directors of CPA®:14 and CPA®:16 — Global serve, and have served, on the boards of other CPA® REITs. Dr. Blume, an independent director of CPA®:14, was also an independent director of CPA®:15 and CPA®:16 — Global until his resignation from these boards of directors in June 2009 and July 2010, respectively. Dr. Blume did not participate in any deliberations regarding the merger, the alternate merger or the UPREIT reorganization during his tenure as a CPA®:16 — Global independent director. Dr. Blume also serves as an independent director of CPA®:17 — Global. Mr. Price, an independent director of CPA®:14, was also an independent director of CPA®:16 — Global until his resignation from the CPA®:16 — Global board of directors in September 2007. Mr. Price also serves as an independent director of CPA®:15 and CPA®:17 — Global. Mr. Pinola, an independent director of CPA®:15, CPA®:16 — Global and CPA®:17 — Global, was also an independent director of CPA®:14 until his resignation from the CPA®:14 board of directors in July 2010. Mr. Pinola did not participate in any deliberations regarding the merger, the alternate merger or the CPA®:14 asset sales during his tenure as a CPA®:14 independent director. Ms. Munson, an independent director of CPA®:16 — Global, was also an independent director of CPA®:14 until her resignation from the CPA®:14 board of directors in September 2007. Ms. Munson also serves as an independent director of CPA®:15 and CPA®:17 — Global. Mr. Carey serves as a director and chairman of CPA®:14, CPA®:15, CPA®:16 — Global, CPA®:17 — Global and W. P. Carey.

Fees Payable to CPA®:14’s Advisor by CPA®:14 in Connection with the Merger and CPA®:14 Asset Sales

CPA®:14’s advisor will earn subordinated disposition fees of $15.2 million and $6.1 million in fees that have accrued but have not yet been paid under the CPA®:14 advisory agreement. In addition, because CPA®:16 — Global already has the CPA®:16 — Global advisory agreement with the advisor to CPA®:14 and does not want to be subject to the fees that may be payable under the CPA®:14 advisory agreement, CPA®:14 and its advisor have mutually agreed to terminate the CPA®:14 advisory agreement immediately prior to the completion of the merger, and CPA®:14 will pay its advisor a termination fee. The CPA®:14 advisory agreement provides for the termination fee to be calculated as the amount equal to 15% of the amount by which (i) the value of the properties on the termination date (based on the most current valuation subject to certain adjustments), less the amount of all indebtedness collateralized by such properties, exceeds (ii) the total of the initial investor capital on the final closing date reduced by any redemptions and distributions plus an amount equal to the preferred return of 7% through the termination date reduced by the total dividends paid by CPA®:14 from its inception through the termination date. Calculated in such manner, based on the valuations of CPA®:14’s properties as of September 30, 2010, the termination fee will be approximately $31.2 million. CPA®:14’s advisor has elected to receive the entire amount of the termination fees payable from CPA®:14 to its advisor pursuant to the CPA®:14 advisory agreement in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share as of September 30, 2010 (after deducting the $1.00 per share special cash distribution).

The CPA®:14 advisor will also be entitled to receive its monthly asset management fee of one twelfth of 1% of the value of CPA®:14’s assets through the closing of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the CPA®:14 special committee, who are not affiliated with W. P. Carey, have agreed with CPA®:14’s advisor and its affiliates that no other fees were payable under the CPA®:14 advisory agreement. CPA®:16 — Global’s advisor has also agreed to waive on its behalf and on behalf of its affiliates the right to collect from CPA®:16 — Global any and all acquisition fees, subordinated acquisition fees, subordinated disposition fees and subordinated distributions that would otherwise be payable by CPA®:16 — Global or the operating partnership in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:14 in the merger.

Fees Payable to CPA®:16 — Global’s Advisor by CPA®:16 — Global in Connection with the Merger

CPA®:16 — Global’s advisor has agreed to waive certain fees that would be due from CPA®:16 — Global in connection with the transactions contemplated by the merger under the terms of the CPA®:16 — Global advisory agreement. Pursuant to the CPA®:16 — Global advisory agreement, CPA®:16 — Global typically pays acquisition fees to its advisor upon the acquisition of properties, which fee totals not more than 2 1/2% of the sum of the contract purchase price of the properties and the acquisition fees paid. CPA®:16 — Global also pays its advisor a subordinated acquisition fee, which fee totals not more than 2% of the sum of the contract purchase price of the properties and the acquisition fees paid. The subordinated acquisition fee is payable in equal annual installments on January 1 of each of the three calendar years commencing with January 1 following the date a property is purchased, but only if CPA®:16 — Global stockholders have received a cumulative annual preferred return of 6% based on distributions paid. However, CPA®:16 — Global’s advisor has agreed to waive any and all acquisition fees, subordinated acquisition fees, subordinated disposition fees and subordinated distributions that would otherwise be payable by CPA®:16 — Global or the operating partnership in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:14 in the merger.

Ongoing Fees Payable to CPA®:16 — Global’s Advisor by CPA®:16 — Global under the CPA®:16 — Global Advisory Agreement

Pursuant to the CPA®:16 — Global advisory agreement, CPA®:16 — Global now pays and subsequent to the merger will continue to pay fees for advisory services. In addition, if the UPREIT reorganization is approved and implemented, CPA®:16 — Global’s operating partnership will pay distributions to the special general partner, which is an affiliate of the advisor. For a description of the fees and distributions payable by the combined company to the advisor and its affiliates, see “The UPREIT Reorganization.”

Share Ownership of Affiliates

As of December 15, 2010, W. P. Carey and its subsidiaries own 8,020,872 shares of CPA®:14 common stock (equal to 9.20% of the outstanding CPA®:14 common stock prior to the merger) and 6,991,369 shares of CPA®:16 — Global common stock (equal to 5.55% of the outstanding CPA®:16 — Global common stock prior to the merger). Also, Mr. Carey, a director of CPA®:14 and CPA®:16 — Global, beneficially owns directly and through entities which he controls, a total of 8,029,883 shares of CPA®:14 common stock and 6,991,369 shares of CPA®:16 — Global common stock, which total includes the shares owned by W. P. Carey and its subsidiaries described above. Pursuant to the respective bylaws of CPA®:14 and CPA®:16 — Global, these shares will not be voted in the merger or the alternate merger, or, in the case of CPA®:16 — Global, the UPREIT reorganization, although these shares will be considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the merger. W. P. Carey and its subsidiaries, and Mr. Carey, will, however, as stockholders of CPA®:14 receive the merger consideration. W. P. Carey and its subsidiaries have indicated their interest to elect to receive shares of CPA®:16 — Global in the merger.

Lack of Market Bids

If CPA®:14 were selling its real estate properties to a non-affiliated third party or parties, either singly or on a portfolio basis, such purchaser or purchasers might assign different values to such properties, either singly or in the aggregate, as a result of using different valuation methodologies or assumptions, or more current market information, and therefore might be willing to pay an aggregate purchase price for such properties greater than the valuation of CPA®:14’s real estate assets as of September 30, 2010, which is the value that was used in determining the total consideration which CPA®:14 stockholders will receive as a result of the merger.

In addition, CPA®:14 did not solicit third party bids for CPA®:14 as a whole, which could have resulted in a purchase price for CPA®:14 greater than that being received by CPA®:14 stockholders as a result of the merger.

Competition with W. P. Carey and its Affiliates in the Sale, Lease and Operation of Properties

The advisor to both CPA®:14 and CPA®:16 — Global currently manages, and may in the future manage, public and private real estate investment partnerships and other REITs that have investment and rate of return objectives substantially similar to those of CPA®:14, CPA®:16 — Global and the combined company. In addition, the advisor to both CPA®:14 and CPA®:16 — Global expects to manage or advise, directly or through affiliates, additional REITs and other investment entities. Therefore, those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

The directors and officers of CPA®:16 — Global immediately prior to the effective time will continue to be the directors and officers of the combined company after the merger. During 2010, the directors of CPA®:16 — Global as a group received fees of $70,167.00. Mr. Carey did not receive compensation for serving as a director of CPA®:16 — Global.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the merger agreement. The boards of directors of CPA®:14 and CPA®:16 — Global urge all stockholders of CPA®:14 and CPA®:16 — Global to read the merger agreement in its entirety.

The Merger

The merger agreement provides that, at the effective time of the merger, CPA®:14 will be merged with and into CPA 16 Merger Sub with CPA 16 Merger Sub surviving the merger as a subsidiary of CPA®:16 — Global in accordance with the MGCL. At the effective time of the merger, all the rights and properties of CPA®:14 before the merger, except for its interests in the properties that will be sold to CPA®:17 — Global, W. P. Carey and other third parties prior to the merger, will vest in CPA®:16 — Global, and all of the debts and liabilities of CPA®:14 before the merger will become the debts and liabilities of CPA®:16 — Global.

Closing and Effective Time of the Merger

The merger agreement provides that the closing of the merger will take place commencing at 10.00 a.m., local time, on a date specified by the parties, which will be no later than the third business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing), at the offices of Clifford Chance, 31 West 52nd Street, New York, New York 10019, or at such other time and place as CPA®:14 and CPA®:16 — Global agree.

The merger will become effective immediately upon acceptance for record by the State Department of Assessments and Taxation of Maryland of the articles of merger.

Conversion of Securities

At the effective time of the merger, generally, each issued and outstanding share of CPA®:14 common stock will be converted into the right to receive total consideration valued at $11.50 per share, consisting of (i) the $1.00 per share special cash distribution and (ii) the right to receive either (a) 1.1932 shares of CPA®:16 — Global common stock or, (b) if held of record as of the close of business on February 28, 2011, upon the election of the holder, $10.50 in cash. Objecting shares, which are discussed below, and shares of

CPA®:14 common stock owned by any wholly-owned subsidiary of CPA®:14 or by CPA®:16 — Global or its subsidiaries, will not be converted and will be canceled. As of the effective time of the merger, each share of CPA®:14 common stock will be canceled and retired. The election to receive cash is available only to CPA®:14 stockholders of record on February 28, 2011. Stockholders of CPA®:14 who become stockholders of record after February 28, 2011 will only receive CPA®:16 — Global common stock.

Shares of CPA®:14 common stock that are objecting shares, as defined in Subtitle 2 of Title 3 of the MGCL, will not be converted into or represent a right to receive any shares of CPA®:16 — Global common stock, but the holders thereof will be entitled only to such rights as are granted to dissenting stockholders by the MGCL. However, if a dissenting stockholder, after the effective time of the merger, withdraws such stockholder’s demand for appraisal or fails to perfect or otherwise loses the right to receive fair value for the objecting shares pursuant to the MGCL, such objecting shares shall be deemed to be converted, as of the effective time of the merger, into the right to receive CPA®:16 — Global (or if the alternate merger is consummated, Holdings) common stock without interest.

Uncertificated Shares; Transfer Books

CPA®:16 — Global, like CPA®:14, does not issue share certificates. CPA®:16 — Global common stock issued in the merger will be held in “uncertificated” form. Transfers of shares of CPA®:16 — Global common stock can be made simply by mailing a duly executed transfer form to CPA®:16 — Global. Upon issuance of the shares of CPA®:16 — Global common stock in the merger, CPA®:16 — Global will send each former CPA®:14 stockholder electing to receive shares of CPA®:16 — Global common stock in the merger a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Upon effectiveness of the merger, the transfer books of CPA®:16 — Global will be updated to include the holders of CPA®:14 shares who receive shares of CPA®:16 — Global common stock in the merger. Upon the completion of the merger, there will be no further registration of transfers of shares of CPA®:14 common stock on the records of the surviving company.

Representations and Warranties

CPA®:14 and CPA®:16 — Global have made representations and warranties in the merger agreement, many of which are qualified as to materiality or subject to matters disclosed by the parties, and none of which survive the effective time of the merger, relating to, among other things:

•	their due organization and qualification;

•	subsidiaries, and interests and investments in other companies (with respect to CPA®:14 only);

•	their capital structures;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	that the transactions will not result in a violation of CPA®:14’s or CPA®:16 — Global’s organizational documents or the organizational documents of any of their respective subsidiaries, and material contracts to which CPA®:14 or CPA®:16 — Global is a party, or violate any law, rule or regulation;

•	consents and regulatory approvals necessary to complete the merger;

•	the accuracy of information contained in documents and financial statements filed with the SEC;

•	the absence of material adverse changes or events;

•	the absence of undisclosed material liabilities;

•	compliance with laws, and required licenses and permits;

•	litigation;

•	taxes and tax returns;

•	qualification as a REIT;

•	employee benefit plans;

•	environmental matters;

•	properties;

•	insurance;

•	brokers’ and finders’ fees;

•	contracts; and

•	state takeover statutes and the charter waiver (with respect to CPA®:14 only).

In addition, each of CPA®:16 — Global and W. P. Carey has made representations to CPA®:14 regarding the financing of the transaction. Carey Asset Management Corp. has agreed to indemnify CPA®:16 — Global and its subsidiaries (or Holdings and its subsidiaries if the alternate merger is consummated) and CPA®:16 — Global’s independent directors from and against any and all losses, liabilities, damages, costs (including court costs and costs of appeals) and expenses (including reasonable attorneys’ fees), for breaches of representations and warranties by CPA®:14 under the merger agreement that result in a material adverse effect on CPA®:16 — Global and its subsidiaries after giving effect to the merger (or Holdings and its subsidiaries if the alternate merger is consummated). See “The Merger Agreement — Indemnification Agreement.”

Covenants

CPA®:14 and CPA®:16 — Global have agreed that, until the effective time of the merger, each company will operate its business in the ordinary course, maintain its current quarterly distribution rate prior to the closing of the merger and not take certain material actions without the other’s consent.

Transaction Financing

CPA®:16 — Global has agreed to use its reasonable best efforts to take necessary or advisable actions to arrange, consummate and obtain the new $300 million senior secured credit facility. If that senior secured credit facility becomes unavailable on the terms and conditions contemplated by the existing commitment letters or the commitment letters are terminated or modified in a manner materially adverse to CPA®:16 — Global for any reason, CPA®:16 — Global has agreed to use its reasonable best efforts to obtain alternative financing on terms no less favorable to CPA®:16 — Global in all material respects than those contained in the existing commitment letters.

If the cash on hand and available to CPA®:14 and CPA®:16 — Global, including the cash proceeds from the CPA®:14 asset sales, and the $300 million senior secured credit facility, taken together, are not sufficient to enable CPA®:16 — Global to fulfill, among other things, cash elections by CPA®:14 stockholders, W. P. Carey has agreed to purchase from CPA®:16 — Global, at or prior to the closing of the merger, in a private transaction exempt from registration under the Securities Act, that number of authorized but unissued shares of CPA®:16 — Global common stock that would generate sufficient proceeds to enable CPA®:16 — Global to pay such required cash amounts to CPA®:14 stockholders. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010. Assuming that holders of 50% of CPA®:14’s outstanding common stock elect to receive shares of CPA®:16 — Global common stock in the merger, then W. P. Carey’s purchase of the maximum number of shares of CPA®:16 — Global common stock pursuant to the obligation described above would result in W. P. Carey and its subsidiaries collectively owning approximately 14% of CPA®:16 — Global’s outstanding common stock after giving effect to the merger. CPA®:16 — Global’s charter contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of its outstanding shares. CPA®:16 — Global’s board of directors has granted W. P. Carey and its subsidiaries an exemption from this ownership limitation.

If holders of more than 50% of CPA®:14’s common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global.

Conditions to Obligations to Complete the Merger and Other Transactions

The respective obligations of the parties to the merger agreement to complete the merger are subject to the satisfaction or waiver of several conditions at or prior to the closing date, including:

•	CPA®:14’s stockholders will have approved the merger and the alternate merger and CPA®:16 — Global’s stockholders will have approved the alternate merger;

•	holders of 50% or less of the outstanding CPA®:14 common stock will have elected to receive cash in the merger;

•	the registration statement, of which this joint proxy statement/prospectus forms a part, will have become effective and no stop order will have been issued or threatened by the SEC;

•	no order, injunction or other legal restraint or prohibition preventing the consummation of the merger will be in effect;

•	all consents, approvals, permits and authorizations required by the merger agreement to be obtained from any governmental entity will have been obtained; and

•	the closing of the CPA®:14 asset sales will have occurred.

The obligations of CPA®:16 — Global to effect the merger are further subject to the satisfaction or waiver on the closing date of several conditions, including:

•	The representations and warranties of CPA®:14 will be true and correct on the closing date, except where the failure of such representations and warranties to be true and correct would not reasonably be likely to have a material adverse effect on CPA®:14;

•	CPA®:14 will have performed in all material respects all covenants and obligations required to be performed by it under the merger agreement;

•	there will have occurred no changes, events or circumstances which constitute a material adverse effect on CPA®:14;

•	CPA®:16 — Global will have received an opinion as to CPA®:14’s REIT qualification and the qualification of the merger as a reorganization for U.S. federal income tax purposes;

•	all necessary consents and waivers from third parties set forth in the merger agreement will have been obtained, except such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have a material adverse effect on CPA®:14; and

•	CPA®:16 — Global will have obtained its new $300 million senior secured credit facility and, if necessary, cash proceeds from W. P. Carey in connection with the W. P. Carey stock sale.

The obligations of CPA®:14 to effect the merger are further subject to the satisfaction or waiver on the closing date of several conditions, including:

•	The representations and warranties of CPA®16 will be true and correct on the closing date, except where the failure of such representations and warranties to be true and correct would not reasonably be likely to have a material adverse effect on CPA®:16 — Global;

•	CPA®:16 — Global will have performed in all material respects all covenants and obligations required to be performed by it under the merger agreement;

•	there will have occurred no changes, events or circumstances which constitute a material adverse effect on CPA®:16 — Global;

•	CPA®:14 will have received an opinion as to CPA®:16 — Global’s REIT qualification and the qualification of the merger as a reorganization for U.S. federal income tax purposes; and

•	all necessary consents and waivers from third parties set forth in the merger agreement will have been obtained, except such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have a material adverse effect on CPA®:16 — Global.

“Material adverse effect” means, generally, and subject to the exclusions set forth in the merger agreement, with respect to CPA®:14 or CPA®:16 — Global (i) a material adverse effect (a) on the business, properties, financial condition or results of operations of the company and its subsidiaries or (b) that would, or would be reasonably likely to, prevent or materially delay the performance by the company of its material obligations under the merger agreement or the consummation of the merger or any other transactions contemplated by the merger agreement or (ii) (a) any uninsured damages or losses to the company’s property that occur as a result of any disaster-type occurrences, (b) the bankruptcy or insolvency of a tenant on a company’s property, (c) a lease payment default by a tenant on a company’s property, or (d) the abandonment of any property by a tenant on a company’s property; provided that, in each of the cases set forth in subsections (a) though (d) above, such event would result in a decrease in the company’s revenues by 9% or more based the company’s revenues determined in accordance with GAAP for the most recently completed four full fiscal quarters.

Unless prohibited by law, either CPA®:14 or CPA®:16 — Global could elect to waive a condition in its favor that has not been satisfied and complete the merger. No waiver will be made that by law requires further approval by stockholders without obtaining such approval. For example, if either CPA®:14 or CPA®:16 — Global elects to waive the condition that each party receive agreed-upon tax opinions, the stockholders of CPA®:14 will be informed of such waiver prior to being asked to vote on the merger and the alternate merger and the stockholders of CPA®:16 — Global will be informed of such waiver prior to being asked to vote on the alternate merger.

Termination

Either CPA®:14 or CPA®:16 — Global can terminate the merger agreement at any time prior to the effective time of the merger:

•	by mutual written consent duly authorized by the board of directors of each of CPA®:14 and CPA®:16 — Global;

•	by either party, if the other party has breached any representation, warranty, covenant or agreement set forth in the merger agreement, or if any representation or warranty by the other party has become untrue, in either case such that either party’s related closing condition would be incapable of being satisfied by September 30, 2011;

•	by either party upon the entry of any judgment, injunction, order, decree or action by any governmental entity or other competent authority preventing the consummation of the merger that has become final and nonappealable;

•	by CPA®:14, if the merger is not consummated before September 30, 2011 (unless the failure results from a material breach by CPA®:14 of any representation, warranty, covenant or agreement contained in the merger agreement), provided that such date shall be automatically extended until December 31, 2011 if (x) the closing condition to obtain all governmental consents, approvals, permits and authorizations is not capable of being satisfied as of September 30, 2011 but is reasonably likely to be satisfied by December 31, 2011 or (y) the CPA®:14 asset sales have not been completed as of September 30, 2011;

•	by CPA®:16 — Global, if the merger is not consummated before September 30, 2011 (unless the failure results from a material breach by CPA®:16 — Global of any representation, warranty, covenant or agreement contained in the merger agreement), provided that such date shall be automatically extended until December 31, 2011 if (x) the condition to obtain all governmental consents, approvals, permits and authorizations is not capable of being satisfied as of September 30, 2011 but is reasonably likely to be satisfied by December 31, 2011 or (y) the CPA®:14 asset sales have not been completed as of September 30, 2011;

•	by CPA®:14, if CPA®:14’s board of directors or any committee thereof shall have withdrawn its recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior competing transaction and has paid, or has agreed in writing to pay, CPA®:16 — Global certain out-of-pocket expenses;

•	by CPA®:16 — Global, if (i) prior to CPA®:14’s special meeting, the board of directors of CPA®:14 or any committee thereof shall have withdrawn or modified in any manner adverse to CPA®:16 — Global its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, any superior competing transaction or (ii) CPA®:14 shall have entered into any agreement with respect to any superior competing transaction;

•	by either party, if, upon a vote at a duly held special meeting of CPA®:14 stockholders or any adjournment or postponement thereof, CPA®:14 stockholders do not approve the merger;

•	by either party, if, upon a vote at a duly held special meeting of CPA®:16 — Global stockholders or any adjournment or postponement thereof, CPA®:16 — Global stockholders do not approve the alternate merger; or

•	by either party, if holders of more than 50% of CPA®:14’s outstanding common stock elect to receive cash in the merger.

Effect of Termination

If either party terminates the merger agreement in a manner described above, all obligations of CPA®:16 — Global and CPA®:14 under the merger agreement will terminate without any liability of any party to the other party, except for any liability of a party for breaches of the merger agreement, ongoing confidentiality obligations, certain expenses and other obligations as provided in the merger agreement.

Extension and Waiver

At any time prior to the effective time of the merger, either party may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant thereto; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement for the benefit of the other party.

Any agreement on the part of either party to any extension or waiver described above shall be valid only if set forth in writing and signed by the party agreeing to such extension or waiver.

Expenses

CPA®:14 and CPA®:16 — Global will each pay its own out-of-pocket costs and expenses incurred in connection with the merger, the merger agreement and the other transactions contemplated thereby. CPA®:14 and CPA®:16 — Global shall each bear one-half of the costs of filing, printing and mailing this joint proxy statement/prospectus and the filing of this registration statement.

CPA®:14 has agreed to pay CPA®:16 — Global’s out-of-pocket expenses up to $5 million if the merger agreement is terminated (i) by CPA®:16 — Global due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:14 or (ii) by CPA®:14 due to CPA®:14’s board of directors withdrawing its recommendation of the merger or the merger agreement in connection with, or approving or recommending, a superior competing transaction.

CPA®:16 — Global has agreed to pay CPA®:14’s out-of-pocket expenses up to $4 million if the merger agreement is terminated by CPA®:14 due to a breach of any representation, warranty, covenant or agreement on the part of CPA®:16 — Global.

W. P. Carey has agreed that if the merger agreement is terminated by CPA®:14 or CPA®:16 — Global because the closing condition that CPA®:16 — Global receive funding of its new $300 million senior secured credit facility or, if applicable, the closing condition to complete the W. P. Carey stock sale is not satisfied or waived, W. P. Carey will pay (i) to CPA®:14’s out-of-pocket expenses up to $4 million and (ii) to CPA®:16 — Global’s out-of pocket expenses up to $5 million. W. P. Carey has also agreed to pay CPA®:14 out of-pocket expenses up to $4 million if the merger agreement is terminated by CPA®:14 or CPA®:16 — Global due to more than 50% of CPA®:14 stockholders electing to receive cash in the merger or CPA®:14 failing to obtain the requisite stockholder approval.

Amendment

CPA®:14 and CPA®:16 — Global may amend the merger agreement in writing by action of their respective boards of directors at any time before or after stockholder approval for the merger is received from CPA®:14 stockholders and prior to the filing of the articles of merger with the State Department of Assessments and Taxation of Maryland; provided that after the approval of the merger by the CPA®:14 stockholders is obtained, no amendment, modification or supplement may be made that will change the form or amount of the merger consideration, or any terms or conditions of the merger agreement if such change would adversely affect CPA®:14 stockholders.

The Alternate Merger

The alternate merger is intended to provide an alternate tax efficient transaction if the amount of cash to be received by CPA®:14 stockholders in the merger could cause the merger of CPA®:14 into a subsidiary of CPA®:16 — Global to be a taxable transaction to CPA®:14 stockholders for U.S. federal income tax purposes, regardless of whether they receive cash or shares of CPA®:16 — Global common stock. The intended tax treatment of the merger for U.S. federal income tax purposes is for the transaction to be non-taxable to the extent that a CPA®:14 stockholder receives shares of CPA®:16 — Global common stock in the merger. An election by the holders of more than 60% of the outstanding CPA®:14 shares to receive cash could make the entire transaction taxable, even to CPA®:14 stockholders who elect to receive CPA®:16 — Global common stock. If holders of more than 50% of CPA®:14’s shares of common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global. If the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, then the alternate merger will be consummated. The parties have included this feature in the merger agreement to ensure that the transaction can be completed even if the intended U.S. federal income tax treatment and required tax opinions are unavailable under the original structure. The alternate merger is intended to allow CPA®:14 stockholders to receive stock in a non-taxable transaction for U.S. federal income tax purposes regardless of the extent to which other CPA®:14 stockholders elect to receive cash. The merger agreement contains a number of provisions designed to change the mechanics of the transaction in the event the alternate merger is consummated without changing the overall economics of the transaction to CPA®:14 and CPA®:16 — Global stockholders.

Prior to the closing of the alternate merger, two separate, transitory merger subsidiaries of Holdings, CPA 14 Sub and CPA 16 Acquisition, will be capitalized by Holdings. Then, CPA 14 Sub will be merged with and into CPA®:14, and CPA 16 Acquisition will be merged with and into CPA®:16 — Global, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings. As a result, Holdings will succeed to the businesses of both CPA®:14 and CPA®:16 — Global. While Holdings will own substantially all of the capital stock of CPA®:14 and CPA®:16 — Global, each of CPA 14 Sub and CPA 16

Acquisition will issue 6,250 shares of common stock to accredited investors in return for cash of $50 per share for CPA 14 Sub common stock and $50 per share for CPA 16 Acquisition common stock, so that CPA®:14 and CPA®:16 — Global may each continue to qualify as a REIT. Each issued and outstanding share of CPA®:14 common stock will be converted into the right to receive 1.1932 shares of Holdings common stock, or, if held of record as of the close of business on February 28, 2011, upon the election by the CPA®:14 stockholder, cash in an amount equal to $10.50 per share of CPA®:14 common stock. At the effective time of the alternate merger, each issued and outstanding share of CPA®:16 — Global common stock outstanding at the time of the alternate merger will be converted into one share of Holdings common stock.

The use of the alternate merger will not impact the appraisal rights of CPA®:14 stockholders as discussed above under “The Merger — Objecting Stockholders’ Rights of Appraisal.”

In the merger agreement, Holdings, CPA 16 Acquisition and CPA 14 Sub made representations and warranties to CPA®:14 on the following matters, among other things:

•	the due organization of Holdings, CPA 16 Acquisition and CPA 14 Sub, and their authority to transact business and carry out the transactions contemplated by the merger agreement;

•	the status of each company’s subsidiaries, equity investments, advances and loans;

•	the furnishing of true and complete copies of each company’s charter and bylaws to CPA®:14 and CPA 16 Merger Sub; and

•	the capitalization and share ownership of each company.

CPA®:16 — Global has also guaranteed to CPA®:14 the payment and performance by Holdings of its obligations under the merger agreement, including its obligation to issue its common stock to the CPA®:14 and CPA®:16 — Global stockholders if the alternate merger is consummated, subject to the terms, conditions and limitations of the merger agreement.

Indemnification Agreement

On December 13, 2010, Carey Asset Management Corp. entered into an indemnification agreement with CPA®:16 — Global, CPA 16 Merger Sub and Holdings. Pursuant to this agreement, Carey Asset Management Corp. has agreed to indemnify CPA®:16 — Global and its subsidiaries (or Holdings and its subsidiaries if the alternate merger is consummated) and CPA®:16 — Global’s independent directors from and against any and all losses, liabilities, damages, costs (including court costs and costs of appeals) and expenses (including reasonable attorneys’ fees), for breaches of representations and warranties by CPA®:14 under the merger agreement that have a material adverse effect on CPA®:16 — Global and its subsidiaries after giving effect to the merger (or Holdings and its subsidiaries if the alternate merger is consummated). CPA®:16 — Global and CPA 16 Merger Sub (or Holdings and its subsidiaries if the alternate merger is consummated) will bear the first $250,000 of losses, and Carey Asset Management Corp. will provide indemnification for amounts in excess of the first $250,000 up to a maximum amount of $46.4 million.

Letter Agreement

On December 13, 2010, Carey Asset Management Corp. entered into a letter agreement with CPA®:16 — Global, Holdings and the operating partnership. Pursuant to this agreement, Carey Asset Management Corp. has agreed to (i) waive on its own behalf and on behalf of its affiliates any and all right to collect from CPA®:16 — Global (or in the case of the alternate merger, Holdings) and the operating partnership, any acquisition fees, subordinated acquisition fees, subordinated disposition fees and subordinated distributions in connection with the acquisition and/or subsequent disposition of properties and assets acquired by CPA®:16 — Global from CPA®:14 in the merger and (ii) use the price being paid in the merger for CPA®:14’s properties and assets as the benchmark for any future subordinated incentive fees, subordinated distributions or termination fees, if any, payable on such properties and assets.

CPA®:17 — GLOBAL SALE AND PURCHASE AGREEMENT

The following is a brief summary of the material provisions of the CPA®:17 — Global sale and purchase agreement, a copy of which is attached as Appendix B and incorporated by reference in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the CPA®:17 — Global sale and purchase agreement.

Consideration for CPA®:14’s Interests

As consideration for the purchase of CPA®:14’s interests in the three properties immediately prior to the merger, CPA®:17 — Global will pay an aggregate purchase price of $57.5 million, plus the assumption of approximately $153.9 million of related non-recourse mortgage indebtedness. This consideration will be subject to adjustments as described below “— Proration of Certain Costs.”

CPA®:17 — Global is obligated to pay any assumption fees, transfer fees and/or other costs and expenses incurred in connection with the transfer of CPA®:14’s interests to CPA®:17 — Global.

Financing Contingencies

The CPA®:17 — Global sale and purchase agreement does not allow for financing contingencies.

Purchase of CPA®:14’s Interests

Immediately before the effective time of the merger and subject to (i) the satisfaction of all conditions precedent to the merger (other than the closing of the transactions contemplated by the CPA®:17 — Global sale and purchase agreement and other than those which by their nature are satisfied at the closing of the merger), to be evidenced by the written confirmation of CPA®:16 — Global and (ii) the delivery of all documents required under the CPA®:17 — Global sale and purchase agreement, CPA®:17 — Global will purchase from CPA®:14 the direct or indirect interests of CPA®:14 in the properties, subject to certain exceptions.

Representations and Covenants of CPA®:14

CPA®:14 has made certain representations and warranties in the CPA®:17 — Global sale and purchase agreement, that either must be true and correct as of the closing date and will survive the closing date for a period of six months, relating to, among other things:

•	CPA®:14’s ownership of direct or indirect equity interests in the properties;

•	due organization and qualification of CPA®:14;

•	the authorization, execution, delivery and enforceability of the CPA®:17 — Global sale and purchase agreement and related matters;

•	the absence of violations of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, or any law, statute, rule or regulation, by which CPA®:14 is bound;

•	the absence of conflicts with, breach of, or default under CPA®:14’s organizational documents or any material agreement;

•	the absence of any material legal action against CPA®:14 affecting the use and operation of the properties;

•	the absence of bankruptcy; and

•	compliance with laws.

Representations and Covenants of CPA®:17 — Global

CPA®:17 — Global has made certain representations and warranties in the CPA®:17 — Global sale and purchase agreement, which must be true and correct as of the closing date and will survive the closing date for a period of six months, relating to, among other things:

•	due organization and qualification of CPA®:17 — Global;

•	the authorization, execution, delivery and enforceability of the CPA®:17 — Global sale and purchase agreement and related matters;

•	the absence of any legal action which would materially and adversely affect CPA®:17 — Global’s ability to carry out the transactions contemplated by the CPA®:17 — Global sale and purchase agreement;

•	the absence of violations of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, or any law, statute, rule or regulation, by which CPA®:17 — Global is bound;

•	the absence of conflicts with, breach of, or default under CPA®:17 — Global’s organizational documents or any material agreement;

•	the absence of bankruptcy;

•	compliance with laws;

•	access to resources sufficient to consummate the transactions contemplated by the CPA®:17 — Global sale and purchase agreement, including paying the purchase price; and

•	agreement not to sell or otherwise transfer the interests purchased under the CPA®:17 — Global sale and purchase agreement within six months after the closing date.

Expenses

CPA®:17 — Global is responsible for payment of the escrow fee, the costs to effectuate the transfer of CPA®:14’s interests, the loan assumption fees, and any transfer or conveyance tax and any other tax charged in connection with the transfer of CPA®:14’s interests.

CPA®:14 is responsible for payment of any costs that are specifically designated to be borne by CPA®:14 pursuant to the CPA®:17 — Global sale and purchase agreement.

Proration of Certain Costs

CPA®:14 has agreed to pay to CPA®:17 — Global in cash at the closing the proportionate share (based on the percentage of CPA®:14’s ownership interest in the properties) of (i) any security deposit relating to the properties (and/or applicable letters of credit held by CPA®:14 in lieu of security deposits) and (ii) the amount of any prepaid rents and rents paid for the month in which the closing occurs paid by the tenants as of the date immediately prior to the closing. The prorations of prepaid rents and rents are to be computed monthly based upon the actual number of days in the calendar month, and prorations will not be made for rents that are delinquent as of the closing date. Interest that occurs under the assumed loans will be prorated as of the date immediately prior to the closing.

Release and Assumption of Risk by CPA®:17 — Global

Upon the closing, CPA®:17 — Global shall assume the risk that adverse matters relating to the properties, including but not limited to, construction defects and adverse physical and environmental conditions, may not have been revealed by its investigation. CPA®:17 — Global has agreed, upon the closing, to waive, relinquish and release CPA®:14 from and against any and all claims of any kind which CPA®:17 — Global may assert arising out of any construction defects, physical or environmental conditions, the violation of any applicable laws and any and all other matters regarding the properties, except as expressly provided in the CPA®:17 — Global sale and purchase agreement.

CPA®:17 — Global has agreed to assume the risk during the term of the CPA®:17 — Global sale and purchase agreement for any threatened or commenced condemnation or eminent domain and for any casualty or damage affecting any of the properties being sold by CPA®:14 to CPA®:17 — Global.

Default

If, after written demand, either party fails to consummate the CPA®:17 — Global sale and purchase agreement in accordance with its terms, other than by reason of (i) either party’s breach of any of its respective representations and warranties, (ii) either party’s continuing default of its respective material covenants after ten days’ prior written notice of the default, (iii) termination of the CPA®:17 — Global sale and purchase agreement pursuant to either party’s express right to do so, or (iv) the failure to satisfy any condition or contingency, then either party may terminate the CPA®:17 — Global sale and purchase agreement or pursue specific performance of the CPA®:17 — Global sale and purchase agreement, but, in the case of CPA®:17 — Global, any action for specific performance must be commenced within 60 days after September 30, 2011.

In the event of a continuing default by CPA®:14 or CPA®:17 — Global after closing in any of its respective representations, warranties or covenants, which survive the closing, and such default continues after the closing for more than 30 days after written notice of such default, the non-defaulting party will be entitled to pursue remedies available at law or in equity.

Termination

The CPA®:17 — Global sale and purchase agreement may be terminated at any time prior to the closing date:

•	by mutual written consent of both parties and CPA®:16 — Global’s consent;

•	by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the CPA®:17 — Global sale and purchase agreement by the other party that has a material adverse effect on the properties being sold by CPA®:14 to CPA®:17 — Global, taken as a whole;

•	by either party if any final and non-appealable judgment, injunction, order, decree or action by any governmental entity or other competent authority prevents the consummation of the transactions contemplated by the CPA®:17 — Global sale and purchase agreement;

•	by either party if the merger agreement is terminated prior to the closing of the CPA®:14 asset sales; and

•	by either party if the completion of the transactions contemplated in the CPA®:17 — Global sale and purchase agreement has not occurred before September 30, 2011, except if the merger agreement is extended, the CPA®:17 — Global sale and purchase agreement will be similarly extended until December 31, 2011, but will be subject to termination by either party after December 31, 2011.

W. P. CAREY SALE AND PURCHASE AGREEMENT

The following is a brief summary of the material provisions of the W. P. Carey sale and purchase agreement, a copy of which is attached as Appendix C and incorporated by reference in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the W. P. Carey sale and purchase agreement.

Consideration for CPA®:14’s Interests

As consideration for the purchase of CPA®:14’s interests in the three properties immediately prior to the merger, W. P. Carey will pay an aggregate purchase price of $32.1 million, plus the assumption of approximately $64.7 million of related non-recourse mortgage indebtedness. This consideration will be subject to adjustments as described below “— Proration of Certain Costs.”

W. P. Carey is obligated to pay any assumption fees, transfer fees and/or other costs and expenses incurred in connection with the transfer of CPA®:14’s interests to W. P. Carey.

Financing Contingencies

The W. P. Carey sale and purchase agreement does not allow for financing contingencies.

Purchase of CPA®:14’s Interests

Immediately before the effective time of the merger and subject to (i) the satisfaction of all conditions precedent to the merger (other than the closing of the transactions contemplated by the W. P. Carey sale and purchase agreement and other than those which by their nature are satisfied at the closing of the merger), to be evidenced by written confirmation by CPA®:16 — Global and (ii) the delivery of all documents required under the W. P. Carey sale and purchase agreement, W. P. Carey will purchase, or cause Carey REIT II, Inc., an affiliate of W. P. Carey, to purchase, from CPA®:14 the direct or indirect interests of CPA®:14 in the properties, subject to certain exceptions.

Representations and Covenants of CPA®:14

CPA®:14 has made certain representations and warranties in the W. P. Carey sale and purchase agreement, which must be true and correct as of the closing date and will survive the closing date for a period of six months, relating to, among other things:

•	CPA®:14’s ownership of direct or indirect equity interests in the properties;

•	due organization and qualification of CPA®:14;

•	the authorization, execution, delivery and enforceability of the W. P. Carey sale and purchase agreement and related matters;

•	the absence of violations of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, or any law, statute, rule or regulation, by which CPA®:14 is bound;

•	the absence of conflicts with, breach of, or default under CPA®:14’s organizational documents or any material agreement;

•	the absence of any material legal action against CPA®:14 affecting the use and operation of the properties;

•	the absence of bankruptcy; and

•	compliance with laws.

Representations and Covenants of W. P. Carey

W. P. Carey has made certain representations and warranties in the W. P. Carey sale and purchase agreement, which must be true and correct as of the closing date and will survive the closing date for a period of six months, relating to, among other things:

•	due organization and qualification of W. P. Carey;

•	the authorization, execution, delivery and enforceability of the W. P. Carey sale and purchase agreement and related matters;

•	the absence of any legal action which would materially and adversely affect W. P. Carey’s ability to carry out the transactions contemplated by the W. P. Carey sale and purchase agreement;

•	the absence of violations of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, or any law, statute, rule or regulation, by which W. P. Carey is bound;

•	the absence of conflicts with, breach of, defect under the organizational documents or any material agreement of W. P. Carey or Carey REIT II, Inc.;

•	the absence of bankruptcy;

•	compliance with laws;

•	access to resources sufficient to consummate the transactions contemplated by the W. P. Carey sale and purchase agreement, including paying the purchase price; and

•	agreement not to sell or otherwise transfer the interests purchased under the W. P. Carey sale and purchase agreement within six months after the closing date.

Expenses

W. P. Carey is responsible for payment of the escrow fee, the costs to effectuate the transfer of CPA®:14’s interests, the loan assumption fees, and any transfer or conveyance tax and any other tax charged in connection with the transfer of CPA®:14’s interests.

CPA®:14 is responsible for payment of any costs that are specifically designated to be borne by CPA®:14 pursuant to the W. P. Carey sale and purchase agreement.

Proration of Certain Costs

CPA®:14 has agreed to pay to W. P. Carey in cash at the closing the proportionate share (based on the percentage of CPA®:14’s ownership interest in the properties) of the amount of any prepaid rents and rents paid for the month in which the closing occurs paid by the tenants as of the date immediately prior to the closing. The prorations of prepaid rents and rents are to be computed monthly based upon the actual number of days in the calendar month, and prorations will not be made for rents that are delinquent as of the closing date. Interest that occurs under the assumed loans will be prorated as of the date immediately prior to the closing. At the closing, W. P. Carey will take a credit against the purchase price in the amount of the proportionate share of the tenant improvement allowance outstanding, if any, under the lease to the tenant at the San Diego, California property owned by AMLN Landlord LLC.

Release and Assumption of Risk by W. P. Carey

Upon the closing, W. P. Carey shall assume the risk that adverse matters relating to the properties, including but not limited to construction defects and adverse physical and environmental conditions, may not have been revealed by its investigation. W. P. Carey has agreed, upon the closing, to waive, relinquish and release CPA®:14 from and against any and all claims of any kind which W. P. Carey may assert arising out of any construction defects, physical or environmental conditions, the violation of any applicable laws and any and all other matters regarding the properties.

W. P. Carey has agreed to assume the risk during the term of the W. P. Carey sale and purchase agreement for any threatened or commenced condemnation or eminent domain and for any casualty or damage affecting any of the properties being sold by CPA®:14 to W. P. Carey.

Default

If, after written demand, either party fails to consummate the W. P. Carey sale and purchase agreement in accordance with its terms, other than by reason of (i) either party’s breach of any of its respective representations and warranties, (ii) either party’s continuing default of its respective material covenants after ten days’ prior written notice of the default, (iii) termination of the W. P. Carey sale and purchase agreement pursuant to either party’s express right to do so, or (iv) the failure to satisfy any condition or contingency, then either party may terminate the W. P. Carey sale and purchase agreement or pursue specific performance of the W. P. Carey sale and purchase agreement, but, in the case of W. P. Carey, any action for specific performance must be commenced within 60 days after September 30, 2011.

In the event of a continuing default by CPA®:14 or W. P. Carey after closing in any of its respective representations, warranties or covenants, which survive the closing, and such default continues after the closing for more than 30 days after written notice of such default, the non-defaulting party will be entitled to pursue remedies available at law or in equity.

Termination

The W. P. Carey sale and purchase agreement may be terminated at any time prior to the closing date:

•	by mutual written consent of both parties and CPA®:16 — Global’s consent;

•	by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the W. P. Carey sale and purchase agreement by the other party that has a material adverse effect on the properties being sold by CPA®:14 to W. P. Carey, taken as a whole;

•	by either party if any final and non-appealable judgment, injunction, order, decree or action by any governmental entity or other competent authority prevents the consummation of the transactions contemplated by the W. P. Carey sale and purchase agreement that has become final and non-appealable;

•	by either party if the merger agreement is terminated prior to the closing of the CPA®:14 asset sales; and

•	by either party if the completion of the transactions contemplated in the W. P. Carey sale and purchase agreement has not occurred before September 30, 2011, except if the merger agreement is extended, the W. P. Carey sale and purchase agreement will be similarly extended until December 31, 2011, but will be subject to termination by either party after December 31, 2011.

THE CPA®:14 SPECIAL MEETING

Date, Time and Place

The special meeting of CPA®:14 stockholders will be held at 10:00 a.m., Eastern time, on April 26, 2011, at the offices of W. P. Carey, 50 Rockefeller Plaza, New York, New York 10020.

Purpose

The purposes of CPA®:14’s special meeting are:

•	to consider and vote on a proposal to approve the merger of CPA®:14 with and into CPA 16 Merger Sub, with CPA 16 Merger Sub continuing as the surviving company (or the alternate merger, if necessary); and

•	transact such other business as may properly come before CPA®:14’s special meeting or any adjournment or postponement of CPA®:14’s special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

Recommendation of the Board of Directors of CPA®:14

CPA®:14’s board of directors, after careful consideration and based on the recommendations of the CPA®:14 special committee, at a meeting on December 10, 2010, unanimously adopted a resolution declaring that the merger and the alternate merger are advisable, and unanimously recommends a vote FOR approval of the merger (which vote will also constitute approval for the alternate merger).

Record Date, Outstanding Shares and Voting Rights

CPA®:14’s board of directors has fixed the close of business on February 28, 2011 as the record date for CPA®:14’s special meeting. Accordingly, only holders of record of shares of CPA®:14 common stock on the CPA®:14 record date are entitled to notice of, and to vote at, CPA®:14’s special meeting. As of the CPA®:14 record date, there were 87,270,235 outstanding shares of CPA®:14 common stock held by approximately 28,324 holders of record. At CPA®:14’s special meeting, each share of CPA®:14 common stock will be entitled to one vote.

Vote Required; Quorum; Shares Beneficially Owned by CPA®:14 Directors and Officers

Approval of the merger requires the affirmative vote of a majority of all the votes entitled to be cast by CPA®:14 stockholders on the matter on the CPA®:14 record date.

The representation, in person or by properly executed proxy, of the holders of a majority of the shares of CPA®:14 common stock entitled to vote at CPA®:14’s special meeting is necessary to constitute a quorum at CPA®:14’s special meeting. Shares of CPA®:14 common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at CPA®:14’s special meeting. Abstentions will have the same effect as votes against approval of the merger since the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by of CPA®:14 stockholders on the matter. A vote to approve the merger will constitute a vote in favor of both the merger and the alternate merger.

As of the CPA®:14 record date, CPA®:14’s directors and executive officers and their affiliates, as a group, beneficially owned approximately 9.2% of the outstanding shares of CPA®:14 common stock. Although CPA®:14’s bylaws prohibit any of its directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:14 and its advisor, or any of its directors or affiliates, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the merger.

Voting of Proxies

All shares of CPA®:14 common stock that are entitled to vote and are represented at CPA®:14’s special meeting by properly executed proxies, or proxies authorized by telephone or on the internet, received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated on proxies submitted in writing, such proxies will be voted for approval of the merger proposal.

If a motion to adjourn the special meeting to another time or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the enclosed form of proxy and acting thereunder generally will vote on such matters in accordance with their discretion, except that any shares which were voted against CPA®:14’s merger proposal will not be voted in favor of the adjournment or postponement of CPA®:14’s special meeting in order to solicit additional proxies.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

•	delivering to the corporate secretary of CPA®:14, at or before the vote is taken at CPA®:14’s special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

•	properly executing a later-dated proxy relating to the same shares and delivering it to the corporate secretary of CPA®:14 before the vote is taken at CPA®:14’s special meeting; or

•	attending CPA®:14’s special meeting and voting in person, although attendance at CPA®:14’s special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

Any written notice of revocation or subsequent proxy should be sent to CPA®:14, 50 Rockefeller Plaza, New York, New York 10020, Attention: Corporate Secretary, so as to be received prior to CPA®:14’s special meeting, or hand delivered to the corporate secretary of CPA®:14 at or before the taking of the vote at CPA®:14’s special meeting.

Solicitation of Proxies; Expenses

All expenses of CPA®:14’s solicitation of proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus to CPA®:14 stockholders, will be paid by CPA®:14. In addition to solicitation by use of mail, proxies may be solicited from CPA®:14 stockholders by directors, officers and employees of CPA®:14 in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Also, CPA®:14 may retain the proxy solicitation services of Computershare Fund Services, a division of Georgeson Inc., which would be paid a fee estimated not to exceed $96,000 plus out-of-pocket expenses not to exceed $64,000 to contact and solicit proxies from CPA®:14 stockholders. If necessary, arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to any beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and CPA®:14 will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials.

Objecting Stockholders’ Rights of Appraisal

If you do not wish to receive either form of merger consideration in exchange for your shares, you are entitled to obtain payment of the fair value of your shares in cash. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the merger and the alternate merger with CPA®:14, you must not vote in favor of the merger (which would also constitute a vote to approve the alternate merger) and you must comply with certain other requirements of the MGCL.

Once a demand for cash payment is filed, holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive the merger consideration, except the right to receive payment of the fair value of their shares. If you do not properly file a written objection to the merger and the alternate merger with CPA®:14, if you vote in favor of the merger and the alternate merger, or if you otherwise fail to comply with the requirements of the MGCL, then you will receive CPA®:16 — Global common stock (or Holdings common stock if the alternate merger is consummated) as if you had elected to receive CPA®:16 — Global common stock in the merger (or Holdings common stock in the alternate merger).

If you object to the merger and demand payment of the fair value of your shares, the fair value will be determined by a court. CPA®:14 cannot predict how the court will value shares of CPA®:14 common stock, and the fair value may be higher, lower or equal in value to the merger consideration being paid by CPA®:16 — Global in the merger or by Holdings in the alternate merger. For more information regarding rights of appraisal see “The Merger — Objecting Stockholders’ Rights of Appraisal.”

THE CPA®:16 — GLOBAL SPECIAL MEETING

Date, Time and Place

The special meeting of CPA®:16 — Global stockholders will be held at 11:00 a.m., Eastern time, on April 26, 2011, at the offices of W. P. Carey, 50 Rockefeller Plaza, New York, New York 10020.

Purpose

The purposes of CPA®:16 — Global’s special meeting are:

•	to consider and vote on a proposal to approve the alternate merger, where each of CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings;

•	to consider and vote on a proposal to implement the UPREIT reorganization of CPA®:16 — Global;

•	to consider and vote upon a proposal to amend CPA®:16 — Global’s charter to increase the number of authorized shares of common stock of CPA®:16 — Global from 250,000,000 shares to 400,000,000 shares to ensure that it will have a sufficient amount of authorized shares to issue in the merger; and

•	transact such other business as may properly come before CPA®:16 — Global’s special meeting or any adjournment or postponement of CPA®:16 — Global’s special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

Recommendation of the Board of Directors of CPA®:16

CPA®:16 — Global’s board of directors, after careful consideration and based on the recommendation of the CPA®:16 — Global special committee, at a meeting on December 13, 2010, unanimously adopted a resolution declaring that the merger, the alternate merger, the UPREIT reorganization and the charter amendment are advisable, and unanimously recommends a vote FOR approval of the alternate merger, the UPREIT reorganization and the charter amendment. CPA®:16 — Global stockholder approval is not required for the merger.

Record Date, Outstanding Shares and Voting Rights

CPA®:16 — Global’s board of directors has fixed the close of business on February 28, 2011 as the record date for CPA®:16 — Global’s special meeting. Accordingly, only holders of record of shares of CPA®:16 — Global common stock on the CPA®:16 — Global record date are entitled to notice of, and to vote at, CPA®:16 — Global’s special meeting. As of the CPA®:16 — Global record date, there were 126,643,377 outstanding shares of CPA®:16 — Global common stock held by approximately 34,677 holders of record. At CPA®:16 — Global’s special meeting, each share of CPA®:16 — Global common stock will be entitled to one vote.

Vote Required; Quorum; Shares Beneficially Owned by CPA®:16 — Global Directors and Officers

Approval of the alternate merger, the UPREIT reorganization and the charter amendment requires the affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter as of the CPA®:16 — Global record date.

The representation, in person or by properly executed proxy, of the holders of a majority of the shares of CPA®:16 — Global common stock entitled to vote at CPA®:16 — Global’s special meeting is necessary to constitute a quorum at CPA®:16 — Global’s special meeting. Shares of CPA®:16 — Global common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at CPA®:16 — Global’s special meeting. Abstentions will have the same effect as votes against approval of the alternate merger, the UPREIT reorganization and the charter amendment since these proposals require the affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter.

As of the CPA®:16 — Global record date, CPA®:16 — Global’s directors and executive officers and their affiliates, as a group, beneficially owned approximately 5.56% of the outstanding shares of CPA®:16 — Global common stock. Although CPA®:16 — Global’s bylaws prohibit directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:16 — Global and its advisor, or any of its directors or affiliates, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained and so will have the effect of counting as votes against the alternate merger.

Voting of Proxies

All shares of CPA®:16 — Global common stock that are entitled to vote and are represented at CPA®:16 — Global’s special meeting by properly executed proxies, or proxies authorized by telephone or on the internet, received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated on proxies submitted in writing, such proxies will be voted for approval of the alternate merger, the UPREIT reorganization and the charter amendment.

If a motion to adjourn the special meeting to another time or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger agreement, the persons named in the enclosed form of proxy and acting thereunder generally will vote on such matters in accordance with their discretion, except that any shares which were voted against the merger agreement will not be voted in favor of the adjournment or postponement of CPA®:16 — Global’s special meeting in order to solicit additional proxies.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

•	delivering to the corporate secretary of CPA®:16 — Global, at or before the vote is taken at CPA®:16 — Global’s special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

•	properly executing a later-dated proxy relating to the same shares and delivering it to the corporate secretary of CPA®:16 — Global before the vote is taken at CPA®:16 — Global’s special meeting; or

•	attending CPA®:16 — Global’s special meeting and voting in person, although attendance at CPA®:16 — Global’s special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

Any written notice of revocation or subsequent proxy should be sent to CPA®:16 — Global, 50 Rockefeller Plaza, New York, New York 10020, Attention: Corporate Secretary, so as to be received prior to CPA®:16 — Global’s special meeting, or hand delivered to the corporate secretary of CPA®:16 — Global at or before the taking of the vote at CPA®:16 — Global’s special meeting.

Solicitation of Proxies; Expenses

All expenses of CPA®:16 — Global’s solicitation of proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus to CPA®:16 — Global stockholders, will be paid by CPA®:16 — Global. In addition to solicitation by use of mail, proxies may be solicited from CPA®:16 — Global stockholders by directors, officers and employees of CPA®:16 — Global in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Also, CPA®:16 — Global may retain the proxy solicitation services of Computershare Fund Services, a division of Georgeson Inc., which would be paid a fee estimated not to exceed $114,000 plus out-of-pocket expenses not expected to exceed $76,000 to contact and solicit proxies from CPA®:16 — Global stockholders. If necessary, arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to any beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and CPA®:16 — Global will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials.

Objecting Stockholders’ Rights of Appraisal

If the alternate merger is to be implemented and you do not vote in favor of the alternate merger, you are entitled to obtain payment of the fair value of your shares in cash. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the alternate merger with CPA®:16 — Global, you must not vote in favor of the alternate merger and you must comply with certain other requirements of the MGCL.

Once a demand for cash payment is filed, holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive the merger consideration, except the right to receive payment of the fair value of their shares. If you do not properly file a written objection with CPA®:16 — Global, if you vote in favor of the alternate merger or if you otherwise fail to comply with the requirements of the MGCL, then you will receive Holdings common stock if the alternate merger is consummated. If the alternate merger is not consummated, then you will not be entitled to obtain payment of the fair value of your objecting shares.

If you object to the alternate merger and demand payment of the fair value of your shares, the fair value will be determined by a court. CPA®:16 — Global cannot predict how the court will value shares of CPA®:16 — Global common stock, and the fair value may be higher, lower, or equal in value to the shares of Holdings common stock issued in the alternate merger. For more information regarding the rights of appraisal see “The Merger— Objecting Stockholders’ Rights of Appraisal.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences relating to the CPA®:14 asset sales, the special cash distribution, the merger and the alternate merger to CPA®:14, CPA®:16 — Global, CPA 16 Merger Sub and the holders of CPA®:14 common stock and CPA®:16 — Global common stock, as well as certain U.S. federal income tax consequences related to REIT qualification and the ownership and disposition of the shares of a REIT. This summary is intended for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to you. As you review this discussion, you should keep in mind that:

•	The tax consequences to you may vary depending on your particular tax situation;

•	You may be subject to special rules that are not discussed below if you are:

•	a tax-exempt organization;

•	a broker-dealer;

•	a trader in securities that elects to mark to market;

•	a person who holds CPA®:14 or CPA®:16 — Global shares as part of a hedge, straddle or conversion transaction;

•	a person who acquired CPA®:14 or CPA®:16 — Global shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	a person who does not hold CPA®:14 or CPA®:16 — Global shares as a capital asset;

•	a person that has a functional currency other than the U.S. dollar;

•	a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the United States;

•	a trust;

•	an estate;

•	a regulated investment company;

•	subchapter S corporations;

•	a REIT;

•	an insurance company;

•	a bank or other financial institution;

•	a U.S. expatriate;

•	subject to the alternative minimum tax provisions of the Code;

•	holding shares of CPA®:14 or CPA®:16 — Global common stock through a partnership or similar pass-through entity; or

•	otherwise subject to special treatment under the Code;

•	This summary does not address state, local, or non-U.S. tax considerations; and

•	This discussion is not intended to be, and should not be construed as, tax advice.

YOU ARE URGED BOTH TO REVIEW THE FOLLOWING DISCUSSION AND TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE CONSEQUENCES OF THE MERGER AND ALTERNATE MERGER TO YOU BASED ON YOUR INDIVIDUAL TAX CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES.

The information in this section is based upon the current Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations, and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect interpretations of current law, possibly on a retroactive basis. Neither CPA®:14 nor CPA®:16 — Global has requested, or plans to request, any rulings from the IRS concerning the tax treatment of the merger or the alternate merger. It is possible that the IRS would challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court would agree with the IRS.

Following the merger, both CPA®:16 — Global and CPA 16 Merger Sub intend to each separately qualify as a REIT. If the alternate merger is consummated, each of Holdings, CPA®:16 — Global and CPA®:14 intend to separately qualify as a REIT. The below discussion regarding the requirements for qualification as a REIT, the consequences of qualifying or failing to qualify as a REIT, the taxation of REIT shareholders and other tax considerations of investing in a REIT applies separately to each of CPA®:16 — Global, CPA 16 Merger Sub, CPA®:14 and Holdings and/or their respective shareholders.

The Merger and the Alternate Merger

The merger is intended to qualify as a “reorganization” under Section 368(a) of the Code. The U.S. federal income tax consequences summarized below are based upon the assumption that the merger will qualify as a reorganization. Clifford Chance, special tax counsel to CPA®:16 — Global, and Greenberg Traurig, special tax counsel to CPA®:14, will deliver opinions to CPA®:16 — Global and CPA®:14, respectively, to the effect that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Code, for U.S. federal income tax purposes and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:14 and CPA®:16 — Global or any of their stockholders as a result of the merger, except with respect to CPA®:14 stockholders who elect to receive $10.50 per share in cash in the merger or who receive cash by exercising their appraisal rights. If the alternate merger is consummated, (i) CPA®:14 will receive a legal opinion from its counsel to the effect that the alternate merger should qualify as a transfer of shares of CPA®:14 to Holdings under Section 351 of the Code and that no income or gain should be recognized for U.S. federal income tax purposes by CPA®:14 or any of its stockholders as a result of the alternate merger for U.S. federal tax purposes, except with respect to CPA®:14 stockholders who elect to receive $10.50 per share in cash in the alternate merger or CPA®:14 stockholders who receive cash by exercising their appraisal rights and (ii) CPA®:16 — Global will receive a legal opinion from its counsel to the effect that Holdings’ acquisition of CPA®:16 — Global in the alternate merger will qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:16 — Global or any of its stockholders as a result of the alternate merger for U.S. federal income tax purposes, except with respect to CPA®:16 — Global stockholders who receive cash by exercising their appraisal rights. The delivery of these opinions of counsel is a condition to the merger and the alternate merger, respectively. The opinions of counsel will rely on customary representations made by CPA®:14 and CPA®:16 — Global and applicable factual assumptions. If any of the factual assumptions or representations relied upon in the opinions of counsel are inaccurate, the opinions may not accurately describe the U.S. federal income tax treatment of the merger or the alternate merger, and this discussion may not accurately describe the U.S. federal income tax consequences of the merger or the alternate merger.

U.S. Federal Income Tax Consequences of the Merger to CPA®:14 Stockholders

You will receive in exchange for your shares of CPA®:14 common stock and pursuant to your election:

•	cash, or

•	shares of CPA®:16 — Global common stock.

Provided the merger constitutes a reorganization under Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences to CPA®:14 stockholders:

•	Receipt of Cash — If you receive cash in the merger or as payment for objecting shares, you will recognize gain or loss in an amount equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:14 common stock. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your shares of CPA®:14 common stock is more than one year. The gain or loss will generally be short-term capital gain or loss if your holding period in your shares of CPA®:14 common stock is one year or less. If, however, your holding period in your shares of CPA®:14 common stock is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:14 capital gain dividends that you have treated as long-term capital gain, including any long-term capital gain resulting from the CPA®:14 asset sale and the $1.00 per share special cash distribution.

•	Receipt of Shares of CPA®:16 — Global Common Stock — If you receive shares of CPA®:16 — Global common stock in the merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the shares of CPA®:16 — Global common stock you receive will be equal to your aggregate tax basis in the shares of CPA®:14 common stock exchanged therefor. Your holding period in your shares of CPA®:16 — Global common stock will include your holding period in your shares of CPA®:14 common stock exchanged therefor.

U.S. Federal Income Tax Consequences of the Merger to CPA®:16 — Global Stockholders

CPA®:16 — Global stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences to CPA®:14 and CPA®:16

None of CPA®:14, CPA 16 Merger Sub or CPA®:16 — Global will recognize any gain or loss as a result of the merger, or the alternate merger (if the alternate merger is consummated).

Backup Withholding

In order to avoid “backup withholding” on a payment of cash to you, pursuant to your election to receive cash in exchange for your shares of CPA®:14 common stock, or in payment for objecting shares, you must, unless an exception applies under applicable law and regulations, provide CPA®:14 with your correct taxpayer identification number on a Substitute IRS Form W-9, and certify under penalty of perjury that you are a U.S. person, that you are not subject to backup withholding and that your taxpayer identification number is correct. A Substitute IRS Form W-9 will be included with the letter of transmittal sent to you by the exchange agent. If you fail to provide your correct taxpayer identification number or the required certifications, you may be subject to penalties and any cash payments you would otherwise receive in consideration for shares of CPA®:14 common stock in the merger may be subject to backup withholding, currently at a rate of 28% through December 31, 2012. Any amount withheld under the backup withholding rules may be claimed as a refund or credit against your U.S. federal income tax liability provided that you furnish certain required information to the IRS.

REIT Qualification of CPA®:14 and CPA®:16

Clifford Chance will deliver to CPA®:14 an opinion to the effect that, at all times since its tax year ended December 31, 2007, CPA®:16 — Global has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable CPA®:16 — Global to continue to meet the requirements for qualification and taxation as a REIT under the Code. Greenberg Traurig will deliver to CPA®:16 — Global an opinion to the effect that, at all times since its tax year ended December 31, 2007, CPA®:14 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. In the event the alternate merger is consummated, in addition to the opinions described above, Clifford Chance will deliver to CPA®:14 an opinion to the effect that, commencing with its taxable year ended December 31, 2011, Holdings has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Holdings to meet the requirements for qualification and taxation as a REIT under the Code.

The delivery of the opinions of Clifford Chance and Greenberg Traurig to CPA®:14 and CPA®:16 — Global, respectively, are a condition to the merger and the alternate merger, and the delivery of the opinion of Clifford Chance to Holdings, is a condition to the alternate merger. It must be emphasized that these opinions are based on various assumptions and rely on customary representations made by CPA®:14 and CPA®:16 — Global, and in the case of the alternate merger, Holdings, about factual matters relating to the organization and operation of CPA®:14, CPA®:16 — Global, CPA 16 Merger Sub and Holdings, respectively, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this joint proxy statement/prospectus are completed in a timely fashion and CPA®:14, CPA®:16 — Global, CPA 16 Merger Sub and, if the alternate merger is consummated, Holdings, will at all times operate in accordance with the method of operation described in this joint proxy statement/prospectus, and is conditioned upon factual representations and covenants made by the management teams, boards of directors and affiliated entities regarding their organization, assets, present and future conduct of business operations, the fair market value of CPA®:14’s and CPA®:16 — Global’s investments and other items regarding their ability to meet the various requirements for qualification as a REIT, and assumes that such representations are accurate and complete and they will take no action inconsistent with their qualification as a REIT. In addition, the opinion of Clifford Chance regarding CPA®:16 — Global’s ability to qualify as a REIT after consummation of the merger will rely in part on the opinion of Greenberg Traurig with regard to CPA®:14’s qualification as a REIT. While CPA®:14 and CPA®:16 — Global believe that they have been organized and operated in compliance with the requirements for qualification and taxation as a REIT, given the highly complex nature of the rules governing REITs, the importance of factual determinations, and the possibility of future changes in circumstances, applicable law or interpretations thereof, no assurance can be given by such firms or such entities that they will so qualify for any particular year. Such firms will have no obligation to advise CPA®:14, CPA 16 Merger Sub or CPA®:16 — Global, or the holders of CPA®:16 — Global common stock, and in the case of the alternate merger, Holdings, or the holders of Holdings common stock, of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law or interpretations thereof. You should be aware that opinions of counsel are not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

If CPA®:14 did not qualify as a REIT in one or more of its prior tax years, CPA®:14 would be liable for, and, as successor to CPA®:14 in the merger, CPA 16 Merger Sub would be obligated to pay, any U.S. federal income tax on CPA®:14’s income earned in any year that CPA®:14 did not qualify as a REIT, including income resulting from the CPA®:14 asset sale. In addition, if CPA®:14 were to fail to qualify as a REIT, CPA 16 Merger Sub would be subject to U.S. federal income tax if, during the ten years following the merger, CPA 16 Merger Sub disposed of any asset that was acquired from CPA®:14 in the merger. In this event, CPA 16 Merger Sub would generally be subject to U.S. federal income tax at the highest regular corporate rate on the built-in-gain (i.e., the excess of the asset’s fair market value over its adjusted tax basis), if any, that existed, with respect to such asset at the time of the merger. Moreover, if CPA®:14 did not qualify as a REIT at the time of the merger, CPA 16 Merger Sub could also fail to qualify as a REIT after the merger. If CPA 16 Merger Sub were to fail to qualify as a REIT after the merger, CPA®:16 — Global would also fail to qualify as a REIT. Finally, in the event the alternate merger is consummated, in order for Holdings to qualify as a REIT, each of CPA®:14, CPA®:16 — Global and Holdings must independently qualify as a REIT, and the failure of either CPA®:14 or CPA®:16 — Global to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

CPA®:16 — Global and CPA 16 Merger Sub or, if the alternate merger is consummated, CPA®:14, CPA®:16 — Global and Holdings, intend to continue to operate in a manner so as to qualify as a REIT following the merger, but there is no guarantee that they will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon CPA®:16 — Global’s and CPA 16 Merger Sub’s, or if the alternate merger is consummated, Holdings’, CPA®:14’s and CPA®:16 — Global’s ability to meet, through actual annual operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Clifford Chance and Greenberg Traurig will not review CPA 16 Merger Sub, Holdings, CPA®:14 or CPA®:16 — Global’s compliance with these tests on a continuing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of CPA 16 Merger Sub or CPA®:16 — Global and, if applicable, CPA®:14 and Holdings, CPA 16 Merger Sub, CPA®:14, Holdings and CPA®:16 — Global cannot guarantee that their actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Certain U.S. Federal Income Tax Consequences related to REIT Qualification

CPA®:14 and CPA®:16 — Global have elected to be taxed as a REIT under Sections 856 through 859 of the Code. CPA®:14 believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, commencing with its taxable year ended December 31, 1998. CPA®:16 — Global believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, commencing with its taxable year ended December 31, 2003. CPA 16 Merger Sub and CPA®:16 — Global intend to operate in such a manner, but there is no assurance that CPA®:14 or CPA®:16 — Global has operated or CPA®:16 — Global or CPA 16 Merger Sub will operate in a manner so as to qualify or remain qualified as a REIT under the Code. Moreover, the qualification and taxation of CPA 16 Merger Sub, CPA®:14, Holdings and CPA®:16 — Global as a REIT depends upon their ability to meet, through actual annual operating results, distribution levels, and diversity of share ownership, the various qualification tests imposed under the Code. Accordingly, no assurance can be given that the actual results of operations of CPA 16 Merger Sub, CPA®:14, Holdings and CPA®:16 — Global for any particular taxable year will satisfy such requirements.

In the event the alternate merger is consummated, Holdings will elect to be subject to tax as a REIT commencing with its taxable year ending December 31, 2011, and each of Holdings, CPA®:14 and CPA®:16 — Global intends to continue to qualify for taxation as REITs following the alternate merger. In order for Holdings to qualify as a REIT, each of CPA®:14, CPA®:16 — Global and Holdings must independently qualify as a REIT (including meeting the REIT requirements summarized below), and the failure of either CPA®:14 or CPA®:16 — Global to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

The following is a summary of the U.S. federal income tax provisions applicable to REITs:

General.  Provided a company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal income tax on its net taxable income that it currently distributes to its stockholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once at stockholder level when distributed) that generally results from investment in a corporation. However, REITs are subject to U.S. federal income tax as follows:

•	A REIT will be subject to U.S. federal income tax at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	Under certain circumstances, a REIT may be subject to the alternative minimum tax.

•	If a REIT has (i) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, the REIT may be subject to U.S. federal income tax at the highest corporate rate on such income.

•	If a REIT has net income from prohibited transactions (as defined below), such income will be subject to a tax equal to 100% of such net income.

•	If a REIT fails to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, the REIT will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which it fails the 75% or 95% test multiplied by (ii) a fraction intended to reflect the REIT’s profitability.

•	If a REIT fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income required to be distributed from prior periods, the REIT will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If a REIT acquires an asset from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level U.S. federal income tax) in certain transactions in which the basis of the asset in the REIT’s hands is determined by reference to the basis of the asset in the hands of the C corporation, and the REIT subsequently recognizes gain on the disposition of such asset during the ten-year period, called the recognition period, beginning on the date on which the REIT acquired the asset, then, to the extent of the built-in gain (i.e., the excess of (i) the fair market value of such asset over (ii) the REIT’s adjusted basis in such asset, both determined as of the beginning of the recognition period), such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate.

•	Activities conducted through TRSs will be subject to U.S. federal income tax at regular corporate rates, and a REIT will be subject to a 100% tax on payments the REIT receives (or on certain expenses deducted by a TRS) with respect to arrangements among the REIT and its TRSs that are not comparable to similar arrangements among unrelated parties.

•	If a REIT fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that does not exceed a de minimis amount, but its failure is due to reasonable cause and not willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•	If a REIT fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, the REIT may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•	A REIT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders, as described below in “— Requirements for Qualification — Organizational Requirements.”

•	A REIT may elect to retain and pay income tax on its net long-term capital gain. In that case the REIT’s stockholders would include their proportionate share of the REIT’s undistributed long-term capital gain (to the extent the REIT makes a timely designation of such gain to its stockholders) in their income, would be deemed to have paid the tax that the REIT paid on such gain, and would be allowed a credit for their proportionate share of the tax paid, and an adjustment would be made to increase the stockholders’ basis in the REIT’s common stock.

In addition, a REIT and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise property and other taxes on assets and operations. Not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. A REIT could also be subject to tax in situations and on transactions not presently contemplated.

Requirements For Qualification

The Code defines a REIT as a corporation, trust or association:

(i) which is managed by one or more trustees or directors;

(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(iii) which would be taxable, but for Sections 856 through 859 of the Code, as a domestic corporation;

(iv) which is neither a financial institution nor an insurance company;

(v) the beneficial ownership of which is held by 100 or more persons;

(vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, or the five or fewer requirement;

(vii) which meets certain other tests, described below, regarding the amount of its distributions and the nature of its income and assets;

(viii) which elects to be treated as a REIT; and

(ix) which uses a calendar year for U.S. federal income tax purposes and complies with the record keeping requirements imposed on REITS by the U.S. federal income tax laws.

The Code provides that conditions (i) to (iv), inclusive and condition (ix), must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception. Pursuant to applicable Treasury Regulations, a REIT must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its stock. The requirements in conditions (v) and (vi) do not need to be satisfied for the first taxable year for which an election to be taxed as a REIT has been made. As such, in the event the alternate merger is consummated, Holdings would not be required to meet the requirements in conditions (v) and (vi) until its taxable year ending December 31, 2012.

Based on their records, CPA®:14 and CPA®:16 — Global believe they have satisfied the share ownership requirements set forth in (v) and (vi) above.

CPA®:14 and CPA®:16 — Global have complied with the Code and the Treasury Regulations which require them to send annual letters to certain of their stockholders requesting information regarding the actual ownership of their stock. If, despite sending the annual letters, a REIT does not know, or after exercising reasonable diligence would not have known, whether it failed to meet requirement (vi) above, the REIT will be treated as having met such requirement. If a REIT fails to comply with these regulatory rules, the REIT will be subject to a monetary penalty. However, if a REIT’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

Income Tests.  There are two gross income requirements that a REIT must satisfy to qualify as a REIT:

•	First, at least 75% of a REIT’s gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including rents from real property and, in certain circumstances, interest) or from certain types of temporary investments.

•	Second, at least 95% of a REIT’s gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for each taxable year must be directly or indirectly derived from income that qualifies under the 75% test or from dividends (including dividends from TRSs), interest and gain from the sale or other disposition of stock or securities or from any combination of the foregoing.

A “prohibited transaction” is a sale or other disposition of property (other than foreclosure property) held as inventory or for sale to customers in the ordinary course of business. Any gain realized from a prohibited transaction is subject to a penalty tax equal to 100% of the net gain from such transaction.

Rents received by a REIT will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, the nature of the property leased and the terms of the lease.

•	The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

•	Rents received from a tenant will not qualify as rents from real property if a REIT, or an owner of 10% or more of the REIT’s stock, directly or constructively owns 10% or more of the tenant, unless the tenant is the REIT’s TRS and certain other requirements are met with respect to the property being leased.

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property.”

In addition, for rents to qualify as rents from real property, a REIT generally must not furnish or render more than a de minimis amount of impermissible services to tenants, other than through a TRS or an “independent contractor” who is adequately compensated and from whom the REIT derives no income, except that a REIT may directly provide services that are “usually or customarily rendered” in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise “rendered to the occupant.” The amount received or accrued by a REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property for the REIT to treat amounts received with respect to that property (other than amounts attributable to impermissible services) as rent from real property. The amount received for any service or management operation for this purpose will be deemed to be not less than 150% of the REIT’s direct cost of furnishing or rendering the service or providing the management or operation. Impermissible services may, however, be furnished to tenants by a TRS subject to certain conditions, and the REIT may still treat rents received with respect to the property as rent from real property.

CPA®:16 — Global and CPA 16 Merger Sub do not anticipate (and if the alternate merger is consummated, CPA®:14 and Holdings do not anticipate) receiving rents that fail to meet these conditions in amounts that, together with other types of non qualifying income, would cause it to fail to satisfy the gross income tests.

CPA®:16 — Global holds two hotel properties. The REIT income tests described above generally prevent a REIT from operating, directly or through a manager, a hotel. Consequently, CPA®:16 — Global leases each of its hotels to a separate wholly-owned TRS. In order for the rent payable under these leases to constitute “rents from real property,” the leases must, among other requirements, be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. CPA®:16 — Global believes that its hotel leases are true leases for U.S. federal income tax purposes. However, this determination is inherently a question of fact, and there can be no assurance that the IRS will not successfully assert that either or both of CPA®:16 — Global’s hotel leases should not be respected as true leases for U.S. federal income tax purposes. If either or both of CPA®:16 — Global’s leases are not respected as a true lease, some or all of the payments that CPA®:16 — Global prior to the merger and CPA 16 Merger Sub after the merger (or, if the alternate merger is consummated, CPA®:16 — Global) receives as rent from the lessee of the hotels may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, CPA®:16 — Global and CPA 16 Merger Sub (or, if the alternate merger is consummated, CPA®:16 — Global and Holdings) may not be able to satisfy either the 75% or 95% gross income test and, as a result, could fail to qualify as a REIT.

In addition, as stated above, for rents CPA®:16 — Global receives to qualify as “rents from real property,” CPA®:16 — Global must not own, actually or constructively, 10% or more of the stock of a corporate lessee or 10% or more of the interests in the assets or net profits of a non-corporate lessee. This is sometimes referred to as the related party rent rule. This rule does not apply to any of CPA®:16 — Global’s hotel leases provided that CPA®:16 — Global leases the hotel to its TRS for U.S. federal income tax purposes and the following additional requirements are satisfied:

•	Each hotel must be a “qualified lodging facility” within the meaning of the Code. A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis. Further, no wagering activities may be conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A qualified lodging facility includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by unrelated owners.

•	Each hotel must be operated and managed on behalf of the TRS of CPA®:16 — Global that leases the hotel by a person who qualifies as an “eligible independent contractor,” which means generally that (i) such person cannot own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the shares of CPA®:16 — Global, (ii) no person or group of persons owning, directly or indirectly (taking into account constructive ownership rules), 35% or more of CPA®:16 — Global’s outstanding shares may own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the ownership interests in the contractor, and (iii) CPA®:16 — Global may not derive any income from the contractor or bear the expenses of the contractor, other than the expenses of operating the facility under the management contract. Further, the independent contractor (or a person related to the independent contractor) must be actively engaged in the trade or business of operating “qualified lodging facilities” for any person that is not related to CPA®:16 — Global or the TRS lessee of the hotel.

Following the merger, unless the alternate merger is consummated, each of these requirements will apply with respect to CPA 16 Merger Sub rather than CPA®:16 — Global. If the alternate merger is consummated, these requirements will generally apply with respect to CPA 16 — Global.

CPA®:16 — Global believes that each of its hotels constitutes a “qualified lodging facility” and that an “eligible independent contractor” from whom CPA®:16 — Global does not derive any income operates and manages each hotel on behalf of its TRS lessee. CPA®:16 — Global believes that the rents it derives from its TRS lessees with respect to its hotel leases qualify for the exception to the related party rent rule described above. CPA®:16 — Global believes that these requirements will continue to be met with respect to CPA 16 Merger Sub (or, if the alternate merger is consummated, CPA®:16 — Global) following the merger.

If a REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the REIT may nevertheless qualify as a REIT for the year if it is eligible for relief. These relief provisions will be generally available if:

•	the REIT’s failure to meet the tests was due to reasonable cause and not due to willful neglect; and

•	following the identification of such failure the REIT attaches a schedule of the sources of its income to its U.S. federal income tax return.

It is not now possible to state whether, in all the circumstances, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) would be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (i) the gross income attributable to the greater of the amount by which the REIT failed the 75% or 95% test, multiplied by (ii) a fraction intended to reflect the REIT’s profitability.

Asset Tests.  At the close of each quarter of a REIT’s taxable year, the REIT must also satisfy several tests relating to the nature and diversification of its assets determined in accordance with GAAP. At least 75% of the value of a REIT’s total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of operations), government securities, stock in other REITs and qualified temporary investments. For this purpose, cash includes foreign currency if (i) the REIT or its qualified business unit uses such foreign currency as its functional currency, (ii) the foreign currency is held for use in the normal course of the activities of the REIT or the qualified business unit giving rise to income or gain described in the gross income tests below or directly related to acquiring or holding assets described in the asset test herein, and (iii) it is not held in connection with a trade or business of trading or dealing with securities. Although the remaining 25% of the REIT’s assets generally may be invested without restriction, a REIT is prohibited from owning securities representing more than 10% or either the vote or value of the outstanding securities of any issuer, other than a qualified REIT subsidiary, another REIT or a TRS, or the 10% vote and value test. Further, no more than 25% of a REIT’s total assets may be represented by securities of one or more TRSs and no more than 5% of the value of a REIT’s total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary, another REIT or a TRS. Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

In the case of a REIT that is a partner in a partnership, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on the REIT’s capital interest in such partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT will retain the same character as in the hands of the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, a REIT’s proportionate share of the assets, liabilities and items of income of any partnership and of any joint venture treated as a partnership for U.S. federal income tax purposes, will be treated as its assets, liabilities and items of income for purposes of applying the asset and gross income tests described herein.

If a REIT owns 100% of the stock of a corporation, such corporation will be treated as a “qualified REIT subsidiary” unless the corporation is a TRS as discussed below. A qualified REIT subsidiary is not treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for U.S. federal income tax purposes.

If a REIT owns 100% of the ownership interests in a limited liability company or other noncorporate entity, such limited liability company or noncorporate entity generally will not be treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for U.S. federal income tax purposes.

For the purpose of the asset tests, securities may include debt a REIT holds in other issuers. However, debt a REIT holds in an issuer will not be taken into account for purposes at the 10% value test if the debt meets the “straight debt” or other excluded securities exceptions, as described in the Code, including, but not limited to, any loan from an individual or estate, any obligation to pay rents from real property, and any security issued by a REIT. In addition, (i) a REITs interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (ii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT Income Test; and (iii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REITs interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

A REIT may own up to 100% of the stock of a corporation for which an election is made to be treated as a “TRS” for U.S. federal income tax purposes. A TRS is an entity that is taxable as a corporation in which a REIT owns an equity interest, including stock, directly or indirectly; and that elects together with the REIT, to be treated as a TRS under the Code. In addition, if a TRS owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS. A TRS is a corporation subject to U.S. federal income tax and state, local and non-U.S. tax. If dividends are paid by one or more of a REIT’s TRSs to a REIT, then a portion of the REIT’s dividends to its stockholders who are taxed at individual rates will generally be eligible for taxation at lower capital gain rates, rather than at ordinary income rates. The income and assets of a TRS are not attributable to its parent REIT for purposes of the REIT income and asset ownership requirements. The aggregate value of all of a REIT’s TRSs may not exceed 25% of the value of all of the REIT’s assets.

A TRS must not directly or indirectly operate or manage a lodging or health care facility or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. Although a TRS may not operate or manage a lodging facility, it may lease or own such a facility so long as the facility is a “qualified lodging facility” and is operated on behalf of the TRS by an “eligible independent contractor,” as defined above. As discussed above, CPA®:16 — Global believes that each of its hotels constitutes a “qualified lodging facility” and that an “eligible independent contractor” from whom CPA®:16 — Global does not derive any income operates and manages each hotel on behalf of its TRS lessee, and that these requirements will continue to be met with respect to CPA 16 Merger Sub (or, if the alternate merger is consummated, CPA®:16 — Global) following the merger.

Certain restrictions are imposed on TRSs. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest expense if the 50% test is satisfied). In addition, a REIT would be obligated to pay a 100% penalty tax on some payments from its TRS that it receives, including interest or rent, or on certain expenses deducted by the TRS, if the IRS were able to successfully assert that the economic arrangements between the REIT and the TRS did not meet specified standards set forth in the Code. Each of CPA®:14 and CPA®:16 — Global owns interests in certain TRSs, some of which are described above, which will be held by CPA 16 Merger Sub following the merger, and if the alternate merger is consummated, CPA®:14 and CPA®:16 — Global will continue to own their TRSs and Holdings may own an interest in one or more TRSs in the future. Such TRSs may make interest and other payments respectively to their affiliated REIT(s), including, as applicable, payments of rent under hotel leases. There can be no assurance that the limitation on interest deductions applicable to TRSs will not apply to the interest payments made by such TRSs, resulting in an increase in the corporate income tax liability of the TRSs. In addition, there can be no assurance that the IRS might not seek to impose the 100% penalty tax on a portion of the payments received by such REITs from, or expenses deducted by, such TRSs.

CPA®:14 and CPA®:16 — Global each believes that it has complied, and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) anticipates that it will comply, with these asset tests. In addition, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) do not plan to hold any securities other than securities in a qualified REIT subsidiary or TRS representing more than 10% of the vote or value of any one issuer’s common stock, or securities of any one issuer the value of which exceeds 5% of the value of its gross assets. Further, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) do not plan to hold securities of TRSs that, in the aggregate, exceed 25% of the total value of their assets.

After initially meeting the asset tests at the close of any quarter, a REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. If a REIT fails the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, it may dispose of sufficient assets (generally, within six months after the last day of the quarter in which its identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. If a REIT fails any of the other asset tests, or its failure of the 5% or 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect, the REIT is permitted to avoid disqualification as a REIT, after the thirty day cure period, by taking steps, including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which its identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which the REIT failed to satisfy the relevant asset test.

CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) intend to maintain adequate records of the value of their assets to ensure compliance with the asset tests, and to take any other action within 30 days after the close of any quarter as may be required to cure any non compliance. No assurance can be given, however, that such action will always be successful.

Taxation of Foreign Investments/Foreign Currency Gain.  CPA®:14 and CPA®:16 — Global invest in real property located outside of the United States, and face tax considerations that are different than a REIT investing in property located solely within the United States. In certain circumstances a REIT may not be the most efficient tax structure for making investments in international real estate.

CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14) will be subject to taxation in foreign jurisdictions, and generally will be entitled to deduct foreign taxes paid, including foreign income taxes for which it does not claim a credit, from its taxable income, which would reduce the amount that it is required to distribute annually to its stockholders. In lieu of a deduction, the Code generally provides a credit against U.S. federal income taxes for foreign income taxes paid by a United States taxpayer. Upon election, a REIT may be able to use part of this credit to offset its liability for U.S. federal income tax, for example by distributing less than 100% (but more than 90%) of its net income, thus incurring a REIT-level U.S. federal income tax liability that could be offset with foreign tax credits. CPA 16 Merger Sub, CPA®:14 and CPA®:16 — Global may not be able to fully utilize their foreign tax credits depending upon the source of their foreign income and the timing of the payment of their foreign and U.S. federal taxes. The amount of any available foreign tax credit does not reduce the amount a REIT is required to distribute annually to its stockholders. CPA 16 Merger Sub, CPA®:14 and CPA®:16 — Global will not be able to use their individual foreign tax credits to the extent that they do not otherwise have a U.S. federal income tax liability. REITs are not able to pass through a foreign tax credit to their stockholders with respect to foreign taxes paid.

To minimize the impact of foreign taxes on foreign income, CPA 16 Merger Sub and CPA®:16 — Global (and if the alternate merger is consummated, CPA®:14) may structure its foreign investments to take advantage of special United States or foreign tax or treaty provisions. Some structures that minimize foreign taxes on foreign investments may convert the character of income received and passed through to stockholders from capital gains to ordinary income for U.S. federal income tax purposes.

Any income from foreign currency gain that is “real estate foreign exchange gain” as defined in the Code will not constitute gross income for purposes of the 75% and 95% gross income tests. “Real estate foreign exchange gain” includes foreign currency gains attributable to (i) any item of income or gain that would qualify under the 75% gross income test, (ii) the acquisition or ownership of obligations collateralized by mortgages on real property or interests in real property, (iii) becoming or being the obligor under obligations collateralized by mortgages on real property or on interests in real property, (iv) remittances from qualified business units that meet the 75% gross income test for the taxable year and the 75% asset test at the close of each quarter, and (v) any other foreign currency gain as determined by the IRS. Other foreign currency gain, if such foreign currency gain is “passive foreign exchange gain” as defined in the Code, will not constitute gross income for purposes of the 95% gross income test (but will be treated as income that does not qualify under the 75% gross income test if such passive foreign exchange gain is not also real estate foreign exchange gain). “Passive foreign exchange gain” includes foreign currency gains attributable to (i) real estate foreign exchange gain, (ii) any item of income or gain that would qualify under the 95% gross income test, (iii) the acquisition or ownership of obligations, (iv) becoming or being the obligor under obligations, and (v) any other foreign currency gain as determined by the IRS. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to certain foreign currency gain derived from dealing, or engaging in substantial and regular trading in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Sale-Leaseback Transactions.  Most of CPA®:14 and CPA®:16 — Global investments are in the form of sale-leaseback transactions. In most cases, based on the economic terms, CPA®:14 and CPA®:16 — Global treat the transactions for U.S. federal income tax purposes as true leases, as opposed to financing arrangements or loans. CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) may in the future structure sale-leaseback transactions in a manner intended to be treated as financing arrangements or loans. CPA®:14 and CPA®:16 — Global have not requested, and CPA®:16 — Global and CPA 16 Merger Sub (and in the event the alternate merger is consummated, CPA®:14 and Holdings) do not plan to request, any opinions of counsel as to the status of their leases for U.S. federal income tax purposes.

The IRS may take the position that specific sale-leaseback transactions intended to be treated as the leases are instead financing arrangements or loans for U.S. federal income tax purposes. In this event, for purposes of the REIT asset tests and 75% income test, each “loan” would likely be considered to be collateralized by real property to the extent of the fair market value of the underlying property. However other tax attributes associated with the ownership of the real property — principally depreciation — would not be available. The recharacterization of a sale-lease back as a financing arrangement or loan could cause CPA®:14, CPA 16 Merger Sub and CPA®:16 — Global (or if the alternate merger is consummated, CPA®:14, CPA®:16 — Global and Holdings) to fail to qualify as a REIT as a result of a failure to meet the REIT asset, gross income or distribution requirements.

Prohibited Transactions.  Net income derived by a REIT from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business,” however, depends on the specific facts and circumstances. CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of owning properties and to make sales of properties that are consistent with their investment objectives. No assurance can be given that any particular property in which CPA®:14, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) holds a direct or indirect interest will not be treated as property held primarily for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property held by a TRS or other taxable corporation, although gains derived by a TRS or other taxable corporation will be subject to U.S. federal income tax at regular corporate tax rates.

Foreclosure Property.  Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property by the REIT or a mortgage loan held by the REIT and collateralized by the property, (ii) for which the related lease or loan was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which the REIT makes an election to treat as foreclosure property. REITs generally are subject to U.S. federal income tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions.  CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, generally any income a REIT derives from a hedging transaction entered into (i) in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the REIT to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent a REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) intend to structure any hedging transactions in a manner that does not jeopardize their ability to qualify as a REIT.

Annual Distribution Requirements.  In order to qualify as a REIT, a REIT is required to make distributions to its stockholders annually in an amount at least equal to:

(i) the sum of:

(a) 90% of the REIT’s “real estate investment trust taxable income” (computed without regard to the dividends paid deduction and its net capital gain); and

(b) 90% of its net after tax income from foreclosure property; minus

(ii) the excess of certain items of non-cash income over 5% of the REIT’s real estate investment trust taxable income.

A REIT must pay these annual distributions in the taxable year to which its income relates or in the following year if (i) it declares a distribution to stockholders of record in either October, November, or December and pays the distribution during the following January or (ii) if the REIT elects, declares the distribution before the due date of its tax return (including extensions) and pays the distribution on or before its first regular distribution payment date after such declaration.

Additionally, to qualify as a REIT, a REIT cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year.

Amounts distributed must not be preferential; that is, every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its distribution rights as a class.

To the extent that a REIT does not distribute all of its net long-term capital gain or distributes at least 90% but less than 100%, of its “real estate investment trust taxable income,” as adjusted, it will be subject to tax on such amounts at regular corporate tax rates. Furthermore, if a REIT should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates in the last three months of the calendar year, by the end of the following January) at least the sum of:

(i) 85% of the REIT’s ordinary income for such year;

(ii) 95% of the REIT’s capital gain net income for such year; and

(iii) any undistributed taxable income from prior periods;

the REIT would be subject to a 4% excise tax on the excess of such required distributions over the amounts actually distributed.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, the REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, retained net capital gains and other amounts upon which CPA 16 Merger Sub, CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) pay U.S. federal income tax would be treated as having been distributed.

CPA®:14 and CPA®:16 — Global each believes that it has made, and CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) expect to continue to make, timely distributions sufficient to satisfy the annual 90% distribution requirement. It is possible, however, that CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings), from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement and to avoid corporate-level taxes. In that event, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) may arrange for short-term, or possibly long-term, borrowings to meet the 90% distribution requirement and avoid corporate-level taxes.

Under some circumstances, a REIT may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in the REIT’s deduction for dividends paid for the earlier year. Thus, the REIT may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the REIT would be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Tax Aspects of Investments in Partnerships

General.  CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including CPA®:16 — Global’s interest in its operating partnership and equity interests in lower-tier partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) will include in their income their proportionate share of these partnership items for purposes of the various REIT income tests, based on their capital interests in such partnership. Moreover, for purposes of the REIT asset tests, CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) will include their proportionate share of assets held by subsidiary partnerships, based on their capital interests in such partnerships (other than for purposes of the 10% value test, for which the determination of their interest in partnership assets will be based on their proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that CPA®:16 — Global and CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) hold an equity interest in a partnership, the partnership’s assets and operations may affect their ability to qualify as a REIT, even though they may have no control, or only limited influence, over the partnership.

Entity Classification.  The investment by CPA 16 Merger Sub, CPA®:14 or CPA®:16 — Global in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of its subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income.

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not receive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. Although CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership will initially qualify for such a safe harbor CPA®:16 — Global (or if the alternate merger is consummated, Holdings) cannot provide any assurance that its operating partnership will qualify in each of its taxable years for one of these safe harbors. If

CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consisted of “qualifying income” under Section 7704 of the Code. Qualifying income is generally dividends, real property rents and other types of passive income. CPA®:16 — Global (or if the alternate merger is consummated, Holdings) believes its operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to CPA®:16 — Global (or if the alternate merger is consummated, Holdings) to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) does not believe that these differences would cause its operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership were taxable as a corporation, the character of its assets and items of its gross income would change and could preclude CPA®:16 — Global (or if the alternate merger is consummated, Holdings) from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in “— Requirements for Qualification — Asset Tests” and “— Requirements for Qualification — Income Tests” above, and in turn could prevent it from qualifying as a REIT. See “— Failure to Qualify,” below, for a discussion of the effect of its failure to meet these tests for a taxable year. In addition, any change in the status of any of CPA 16 Merger Sub’s, CPA®:14’s or CPA®:16 — Global’s subsidiary partnerships for U.S. federal income tax purposes might be treated as a taxable event, in which case CPA 16 Merger Sub, CPA®:14 or CPA®:16 — Global could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties.  The operating partnership agreement of CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code or the Treasury Regulations promulgated under this section of the Code.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

Appreciated property may be acquired by CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) operating partnership in exchange for interests in the operating partnership. The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. To the extent operating partnership agrees to use the “traditional method” for accounting for book-tax differences for the properties acquired by it pursuant to a tax deferred contribution transaction, the carryover basis of acquired properties in the hands of the operating partnership (1) may cause CPA®:16 — Global (or if the alternate merger is consummated, Holdings) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to it if the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition, and (2) in the event of a sale of such properties, could cause CPA®:16 — Global (or if the alternate merger is consummated, Holdings) to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to the operating partnership for interests in the operating partnership. Therefore, the use of the traditional method could result in CPA®:16 — Global (or if the alternate merger is consummated, Holdings) having taxable income that is in excess of its economic or book income as well as CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) cash distributions from its operating partnership, which might adversely affect its ability to comply with the REIT distribution requirements or result in a greater portion of its distributions being treated as taxable dividend income.

Failure to Qualify

If a REIT fails to qualify for taxation as a REIT in any taxable year, and certain relief provisions do not apply, the REIT will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its net taxable income at regular corporate rates. Distributions to stockholders in any year in which a REIT fails to qualify as a REIT will not be deductible by the REIT, nor will any distributions be required to be made. Unless entitled to relief under specific statutory provisions, the REIT will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances a REIT would be entitled to statutory relief. The failure of CPA®:14, CPA®:16 — Global or CPA 16 Merger Sub (and if the alternate merger is consummated, Holdings) to qualify as a REIT could substantially reduce distributions to CPA®:16 — Global’s or CPA 16 Merger Sub’s (and if the alternate merger is consummated, CPA®:14’s and Holdings’) stockholders and could result in CPA®:16 — Global or CPA 16 Merger Sub (and if the alternate merger is consummated, CPA®:14 and Holdings) incurring indebtedness (to the extent borrowings are feasible) or liquidating investments in order to pay the resulting taxes.

State, Local and Foreign Taxation

A REIT may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business or owns assets. In addition, a REIT investing in properties in certain foreign jurisdictions may be subject to taxation in such foreign jurisdictions. The state, local and foreign tax treatment of CPA®:14, CPA 16 Merger Sub, CPA®:16 — Global or Holdings may not conform to the U.S. federal income tax consequences discussed above.

Taxation of U.S. Stockholders

The following summary applies to you if you are a “U.S. stockholder.” A U.S. stockholder is a person who, for U.S. federal income tax purposes, is:

•	a citizen or resident alien of the United States;

•	a corporation or partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under laws of the United States or any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons, within the meaning of the Code, who have authority to control all substantial decisions of the trust.

Provided a REIT qualifies as a REIT, distributions (including, with respect to CPA®:14, the $1.00 per share special cash distribution) made to U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions paid by a REIT will generally not constitute qualified dividends that are taxed at the reduced U.S. federal income tax rates (up to a maximum of 15% through December 31, 2012) that are generally applicable to dividends paid by C corporations, except to the extent the REIT’s distributions are attributable to dividend income earned by the REIT or are attributable to other REIT income on which U.S. federal income taxes have been paid. A REIT’s distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the REIT’s actual net capital gain for the taxable year or are designated as unrecaptured Section 1250 gain distributions, which are taxable at a 25% rate) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings) designates any portion of a distribution as a capital gain dividend, the amount that will be taxable to the stockholder as a capital gain will be detailed to U.S. stockholders on IRS Form 1099-DIV.

A REIT’s distributions in excess of its current and accumulated earnings and profits will not be currently taxable to a stockholder to the extent that the distributors do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of a REIT’s current and accumulated earnings and profits exceed the adjusted basis of a stockholder’s stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the stock have been held for one year or less) assuming the stock is a capital asset in the hands of the stockholder. In addition, any distribution declared in October, November or December of any year and payable to a stockholder of record on a specified date in any such month, will be treated as both paid by the REIT and received by the stockholder on December 31 of the applicable year, provided that the REIT actually pays the dividend during January of the following calendar year. A REIT’s stockholders may not include in their individual income tax returns any of the REIT’s net operating losses or capital losses.

Instead of paying capital gain dividends, a REIT may elect to require stockholders to include the REIT’s undistributed net capital gains in their income. If a REIT makes such an election, U.S. stockholders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains, and (ii) will be deemed to have paid their proportionate share of the U.S. federal income tax paid by the REIT on such undistributed capital gains and will receive a credit for such amount. A U.S. stockholder of the REIT’s shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the corresponding credit.

A REIT must classify portions of its capital gain dividends into the following categories:

•	A 15% gain distribution, which would be taxable to taxable non-corporate U.S. stockholders at a maximum rate of 15%; or

•	An unrecaptured Section 1250 gain distribution, which would be taxable to taxable non-corporate U.S. stockholders at a maximum rate of 25%.

Recipients of capital gain dividends from a REIT that are taxed at corporate income tax rates will be subject to U.S. federal income tax at the normal corporate tax rates on these distributions.

Distributions made by a REIT and gain arising from the sale or exchange by a U.S. stockholder of a REIT’s shares will not be treated as passive activity income, and as a result, U.S. stockholders of a REIT’s shares generally will not be able to apply any “passive losses” against such income or gain. In addition, dividends from a REIT generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder of a REIT’s shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for the purposes of the investment interest limitation, in which case the applicable gain or income will be taxed at ordinary income tax rates. U.S. stockholders of a REIT’s shares may not include in their individual income tax returns any of the REIT’s net operating losses or capital losses. Rather, the REIT’s operating losses or capital losses would be carried over by the REIT for potential offset against future income, subject to applicable limitations. CPA®:14, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) will notify stockholders regarding the portions of its distribution for each year that constitute ordinary income, capital gain and return of capital.

Generally, the redemption of shares by CPA®:14, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) from a U.S. stockholder will be treated as a sale of such shares if the redemption (i) results in a complete termination of the U.S. stockholder’s interest in CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings), (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is not “essentially equivalent to a dividend” with respect to the U.S. stockholder, in each case, as determined for U.S. federal income tax purposes. In determining whether the foregoing requirements are met, certain attribution of ownership rules are applied. If none of the foregoing requirements are met, the redemption will be treated as a dividend for U.S. federal income tax purposes. U.S. stockholders are urged to consult their tax advisors with regard to the U.S. federal income tax treatment of such redemptions.

In general, gain or loss recognized on the disposition of a REIT’s shares will be a capital gain or loss and will be long-term capital gain or loss, if at the time of such disposition, the stockholder’s holding period in the disposed shares is more than 12 months. However, any loss upon a sale or exchange of a REIT’s shares by a stockholder who has held such stock for six months or less will be treated as a long-term capital loss to the extent any distributions received by such stockholder were treated by such stockholder as long-term capital gain.

For an individual stockholder, the long-term capital gain will generally be taxable at a maximum rate of 15% (for taxable years through December 31, 2012). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a non-corporate stockholder in the sale of REIT shares that would correspond to the REITs “unrecaptured Section 1250 gain.” Stockholders are urged to consult their tax advisors with respect to their capital gain tax liability.

Backup Withholding

CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) will report to U.S. stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, currently at a rate of 28% through December 31, 2012, with respect to distributions paid unless such holder (i) comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies that it is a U.S. person and as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount paid to the IRS as backup withholding will be creditable against the stockholder’s income tax liability.

In addition, CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “Taxation of Non-U.S. Stockholders.” A stockholder that does not provide CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) with his correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Taxation of Tax-Exempt Stockholders

In general, a stockholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to U.S. federal income tax on dividends received from a REIT. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income as defined in the Code when received by a qualified plan. Based on that ruling, regardless of whether a REIT incurs indebtedness in connection with the acquisition of properties, distributions of CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) paid to a stockholder that is a tax-exempt entity will not be treated as unrelated business taxable income, provided that (i) the tax-exempt entity has not financed the acquisition of its stock with acquisition indebtedness within the meaning of the Code and the stock otherwise is not used in an unrelated trade or business of the tax-exempt entity and

(ii) CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings) are not pension-held REITs. This ruling applies to a stockholder that is an organization that qualifies under Section 401(a), an IRA or any other tax-exempt organization that would compute unrelated business taxable income, if any, in accordance with Section 512(a)(1) of the Code. However, if CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings) is a pension-held REIT and a qualified plan owns more than 10% of the value of all of CPA®:14’s or CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) stock, such stockholder will generally be required to recognize as unrelated business taxable income that percentage of the distributions that it receives that is equal to the percentage of CPA®:14’s or CPA®:16 — Global’s (or if the alternate merger is consummated, Holdings’) gross income that would be unrelated business taxable income if it were a tax-exempt entity required to recognize unrelated business taxable income. CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings) would be a pension-held REIT if at least one qualified trust holds more than 25% of the value of all of its stock or one or more qualified trusts, each of whom own more than 10% of the value of all of its stock, hold more than 50% of the value of all of its stock. Based upon current estimated ownership of CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) stock and as a result of certain limitations on transfer and ownership of CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) stock, CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) do not expect to be classified as a “pension held REIT.”

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in a REIT will constitute unrelated business taxable income unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by its investment in the REIT. Prospective stockholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Stockholders

The following summary applies to you if you are a beneficial owner of CPA®:14, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) stock and are not a U.S. stockholder, as defined above. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, which are referred to in this joint proxy statement/prospectus as non-U.S. stockholders, are complex and no attempt will be made herein to provide more than a limited summary of these rules. You should consult your tax advisor to determine the impact of U.S. federal, state, local and foreign income tax laws with regard to an investment in CPA®:14, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) stock, including any reporting requirements. In particular, if you are engaged in a trade or business in the United States, or are an individual who is present in the United States for 183 days or more during the tax year and have a “tax home” in the United States, you may be subject to tax rules different from those described below. Special rules also apply to certain non-U.S. stockholders such as “controlled foreign corporations,” and “passive foreign investment companies.” Such entities are encouraged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

A REIT’s distributions (including, with respect to CPA®:14, the $1.00 per share special cash distribution) that are not attributable to gain from the REIT’s sales or exchanges of U.S. real property interests and not designated by the REIT as capital gains distributions will be treated as dividends of ordinary income to the extent that they are made out of the REIT’s current or accumulated earnings and profits. Such dividends will ordinarily be subject to a U.S. federal withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such dividends made to a non-U.S. stockholder unless (i) a lower treaty rate applies and the holder provides a properly executed IRS Form W-8BEN (or successor form) or (ii) the non-U.S. stockholder provides a properly executed IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income.

A REIT’s distributions in excess of its current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder’s stock, such distributions will be taxable to the extent the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of the REIT’s stock, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, a non-U.S. stockholder may claim a refund if it is subsequently determined that such distribution was, in fact, in excess of the REIT’s current and accumulated earnings and profits.

For any year in which a REIT qualifies as a REIT, distributions to a non-U.S. stockholder (including, with respect to CPA®:14, the $1.00 per share special cash distribution) that are attributable to gain from its sales or exchanges of U.S. real property interests will be subject to U.S. federal income tax under the provisions of the Foreign Investment in Real Property Tax Act of 1980 or FIRPTA. Under FIRPTA, distributions to a non-U.S. stockholder attributable to gain from sales of U.S. real property interests are subject to U.S. federal income tax as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax if the non-U.S. stockholder is a corporation. CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) are required by applicable Treasury Regulations to withhold 35% for foreign individuals and 35% for foreign corporations of any distribution that they could designate as a capital gains dividend. This amount is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

Gain recognized by a non-U.S. stockholder upon a sale of a REIT’s shares generally will not be taxed under FIRPTA if the REIT is a domestically controlled REIT, defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. CPA®:14 and CPA®:16 — Global currently believe that they are a domestically controlled REIT and that CPA®:16 — Global will remain a domestically controlled REIT following the merger, and, therefore, the sale of shares of CPA®:14 or CPA®:16 — Global common stock will not be subject to taxation under FIRPTA. If the alternate merger is consummated, Holdings believes that it will be treated as a domestically controlled REIT. No assurance can be provided, however, that CPA®:14, CPA®:16 — Global (or if the alternate merger is consummated, Holdings) is or will remain a domestically controlled REIT. In addition, gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if the investment in the shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain. Also, if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax (unless reduced by treaty) on the individual’s capital gains. A non-resident alien individual could, however, elect to treat such gain as effectively connected income and pay tax as a U.S. stockholder would. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. stockholder will be subject to U.S. federal income tax in the same manner as a U.S. stockholder with respect to such gain.

Generally, the redemption of shares by CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) from a non-U.S. stockholder will be treated as a sale of such shares if the redemption (i) results in a complete termination of the non-U.S. stockholder’s interest in CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings), (ii) is “substantially disproportionate” with respect to such non-U.S. stockholder, or (iii) is not “essentially equivalent to a dividend” with respect to the non-U.S. stockholder, in each case, as determined for U.S. federal income tax purposes. In determining whether the foregoing requirements are met, certain attribution of ownership rules are applied. If none of the foregoing requirements are met, the redemption will be treated as a dividend for U.S. federal income tax purposes. Non-U.S. stockholders are urged to consult their tax advisors with regard to the U.S. federal income tax treatment of redemptions.

If the proceeds of a disposition of REIT shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-U.S. stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a controlled foreign corporation for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business and (ii) the broker fails to initiate documentary evidence that the stockholder is a non-U.S. stockholder and that certain conditions are met or that the non-U.S. stockholder otherwise is entitled to an exemption.

Applicable Treasury Regulations provide presumptions regarding the status of a REIT stockholder when payments to such stockholder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, stockholders are urged to consult their tax advisors regarding the information reporting requirements applicable to them.

New Legislation Relating to Foreign Accounts.  Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings) common stock through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective stockholders should consult their tax advisors regarding this legislation.

Other Tax Consequences

A REIT and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which the REIT or its stockholders transact business or reside. A REIT’s state and local tax treatment and the state and local tax treatment of its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their tax advisors regarding the effect of state and local tax laws on an investment in CPA®:14 and CPA®:16 — Global (or if the alternate merger is consummated, Holdings).

Statement of Share Ownership

A REIT must obtain annual written statements from any of its record holders who hold certain percentages of its stock disclosing the actual owners of the REIT’s stock. Any record holder who fails to provide a REIT with this information must include certain specified information relating to ownership of the

REIT’s shares in his U.S. federal income tax return. A REIT must also maintain permanent records for the IRS showing the information the REIT receives relating to the actual ownership of its stock and a list of holders who fail to provide the REIT with this information.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described in this joint proxy statement/prospectus are subject to a sunset provision. On December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, preventing an expiration of current federal income tax rates on December 31, 2010 by amending the sunset provisions such that they will take effect on December 31, 2012. The amended sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed in this joint proxy statement/prospectus. Consequently, stockholders of CPA®:14 and CPA®:16 — Global are urged to consult their tax advisors regarding the effect of the sunset provisions based on their individual tax situation.

Tax Shelter Reporting

If a stockholder recognizes a loss as a result of a transaction with respect to CPA®:14 or CPA®:16 — Global (or if the alternate merger is consummated, Holdings) shares of at least (i) for a stockholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a stockholder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

INFORMATION ABOUT CPA®:14

Description of CPA®:14’s Business

Overview

CPA®:14 is a publicly owned, non-actively traded REIT that primarily invests in commercial properties leased to companies domestically and internationally. As a REIT, CPA®:14 is not subject to U.S. federal income taxation as long as it satisfies certain requirements, principally relating to the nature of its income, the level of its distributions and other factors.

CPA®:14’s core investment strategy is to own and manage a portfolio of properties leased to a diversified group of companies on a single tenant net lease basis. These net leases generally require the tenant to pay substantially all of the costs associated with operating and maintaining the property such as maintenance, insurance, taxes, structural repairs and other operating expenses. Leases of this type are referred to as triple-net leases. CPA®:14 generally seeks to include in its leases:

•	clauses providing for mandated rent increases or periodic rent increases over the term of the lease tied to increases in the Consumer Price Index, which is referred to in this joint proxy statement/prospectus as the CPI, or other similar indices for the jurisdiction in which the property is located or, when appropriate, increases tied to the volume of sales at the property;

•	indemnification for environmental and other liabilities;

•	operational or financial covenants of the tenant; and

•	guarantees of lease obligations from parent companies or letters of credit.

CPA®:14 is managed by Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates, which we refer to in this joint proxy statement/prospectus as the advisor. W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

The advisor provides both strategic and day-to-day management services for CPA®:14, including capital funding services, investment research and analysis, investment financing and other investment related services, asset management, disposition of assets, investor relations and administrative services. The advisor also provides office space and other facilities. CPA®:14 pays asset management fees and certain transactional fees to the advisor and also reimburses the advisor for certain expenses incurred in providing services, including personnel provided for the administration of its operations. The advisor also serves in this capacity currently for the CPA® REITs.

CPA®:14 was formed as a Maryland corporation in June 1997. Between November 1997 and November 2001, it sold a total of 65,794,280 shares of common stock for a total of $657.9 million in gross offering proceeds. Through September 30, 2010, CPA®:14 has also issued 4,629,148 shares ($57.4 million) through its distribution reinvestment and stock purchase plan. These proceeds were used along with non-recourse mortgage debt to purchase properties. CPA®:14 has repurchased 9,077,968 shares ($106.8 million) of its common stock under a redemption plan from inception through September 30, 2010. CPA®:14 suspended its redemption plan on September 1, 2009 except in cases of death or qualified disability.

CPA®:14’s principal executive offices are located at 50 Rockefeller Plaza, New York, New York 10020 and its telephone number is (212) 492-1100. CPA®:14 has no employees. As of the date of this joint proxy statement/prospectus, the advisor employs approximately 175 individuals who are available to perform services for CPA®:14.

Significant Developments during 2009

Impairment Charges.  During 2009, CPA®:14 incurred impairment charges totaling $41.0 million to reduce the carrying value of certain of its real estate investments to their estimated fair value, of which $37.8 million related to properties whose tenants initiated bankruptcy proceedings.

Redemption Plan.  In September 2009, as a result of redemptions nearing the 5% limitation under the terms of CPA®:14’s redemption plan and its desire to preserve capital and liquidity, CPA®:14’s board of directors suspended CPA®:14’s redemption plan, effective for all redemption requests received subsequent to September 1, 2009, with limited exceptions in cases of death or disability. The suspension will remain in effect until CPA®:14’s board of directors, in its discretion, determines to reinstate the plan.

Net Asset Values.  As a result of the overall continued weakness in the economy during 2009, CPA®:14’s estimated net asset value per share as of December 31, 2009 decreased to $11.80, a 9.2% decline from its December 31, 2008 estimated net asset value per share of $13.00.

In connection with the merger and the CPA®:14 asset sales, CPA®:14 undertook to update its estimated net asset value per share as of September 30, 2010. CPA®:14’s net asset value as of September 30, 2010 was estimated to be $11.50, as determined by the advisor based in part on appraisals of the fair market value of CPA®:14’s real estate portfolio as of September 30, 2010, with adjustments for cash and other items. The fair market value of international assets and liabilities were subsequently adjusted to reflect foreign exchange rates at November 11, 2010; however, such adjustment did not have any impact on CPA®:14’s estimated net asset value of $11.50 as of September 30, 2010. There can be no assurance that, either individually or in the aggregate, material changes have not occurred in the value of CPA®:14’s real estate portfolio since its last valuation.

Financial Information About Segments

CPA®:14 operates in one industry segment, real estate ownership, with domestic and foreign investments. Refer to the “Segment Information” footnote in the accompanying consolidated financial statements for financial information about this segment.

Business Objectives and Strategy

CPA®:14 invests primarily in income-producing commercial real estate properties that are, upon acquisition, improved or developed or that will be developed within a reasonable time after acquisition.

CPA®:14’s objectives are to:

•	own a diversified portfolio of triple-net leased real estate;

•	fund distributions to stockholders; and

•	increase its equity in its real estate by making regular principal payments on mortgage loans for its properties.

CPA®:14 seeks to achieve these objectives by investing in and holding commercial properties that are generally triple-net leased to a single corporate tenant. CPA®:14 intends its portfolio to be diversified by tenant, facility type, geographic location and tenant industry.

CPA®:14’s business plan is principally focused on managing its existing portfolio of properties, including those properties it acquired from CPA®:12 through a merger transaction in December 2006. This may include looking to selectively dispose of properties, obtaining new non-recourse mortgage financing on unencumbered assets or refinancing existing mortgage loans on properties if CPA®:14 can obtain such financing on attractive terms.

CPA®:14’s Portfolio

At December 31, 2009, CPA®:14’s portfolio was comprised of its full or partial ownership interests in 314 properties, substantially all of which were triple-net leased to 88 tenants, and totaled approximately 29 million square feet (on a pro rata basis) with an occupancy rate of approximately 95%. CPA®:14’s portfolio had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of CPA®:14’s properties at December 31, 2009 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Region	Revenue(a)	Revenue	Revenue(a)	Revenue

United States
East	$38,687	25%	$4,036	8%
Midwest	32,712	21	8,352	17
South	28,628	19	11,200	23
West	27,023	18	13,115	27

Total U.S.	127,050	83	36,703	75

International
Europe(c)	26,816	17	12,291	25

Total	$153,866	100%	$48,994	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:14’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(c)	Reflects investments in Finland, France, Germany, and the Netherlands.

Property Diversification

Information regarding CPA®:14’s property diversification at December 31, 2009 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Property Type	Revenue(a)	Revenue	Revenue(a)	Revenue

Industrial	$49,660	32%	$13,335	27%
Warehouse/distribution	46,829	30	8,655	18
Office	29,881	19	5,758	12
Retail	15,802	10	11,624	24
Other properties(c)	11,694	9	9,622	19

Total	$153,866	100%	$48,994	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:14’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(c)	Other properties include education and childcare and leisure; movie theaters; sports/fitness; and storage/trucking facilities, as well as undeveloped land.

Tenant Diversification

Information regarding CPA®:14’s tenant diversification at December 31, 2009 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(c)
	Annualized	% of Annualized	Annualized	% Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(a)	Revenue(b)	Revenue	Revenue(b)	Revenue

Retail trade	$42,217	27%	$15,189	31%
Electronics	18,209	12	10,795	22
Automobile	16,529	11	—	—
Transportation — cargo	12,104	8	—	—
Construction and building	10,759	7	6,691	14
Leisure, amusement and entertainment	8,872	6	5,811	12
Beverages, food and tobacco	7,282	5	1,763	4
Consumer non-durable goods	6,421	4	—	—
Business and commercial services	5,977	4	2,474	5
Chemicals, plastics, rubber and glass	5,412	4	—	—
Machinery	4,491	3	—	—
Healthcare, education and childcare	4,472	3	—	—
Media: printing and publishing	2,286	1	1,597	3
Buildings and real estate	—	—	2,437	5
Other(d)	8,835	5	2,237	4

Total	$153,866	100%	$48,994	100%

(a)	Based on the Moody’s Investors Service, Inc. classification system and information provided by the tenant.

(b)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(c)	Reflects CPA®:14’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(d)	Other includes revenue from tenants in CPA®:14’s consolidated investments in the following industries: aerospace and defense (1%); consumer and durable goods (1%); forest products and paper (1%); hotels and gaming (1%); mining (1%) and banking (less than 1%). For equity investments in real estate, other consists of revenue from tenants in the following industries: personal transportation (3%) and grocery (1%).

Lease Expirations

At December 31, 2009, lease expirations of CPA®:14’s properties were as follows (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Year of Lease Expiration	Revenue(a)	Revenue	Revenue(a)	Revenue

2010	$6,229	4%	$—	—%
2011	6,245	4	—	—
2012	722	—	—	—
2013	1,223	1	—	—
2014	2,400	2	1,312	3
2015	23,570	15	2,474	5
2016	8,056	5	1,763	4
2017	14,691	10	—	—
2018	2,810	2	8,972	18
2019	17,688	11	3,347	7
2020-2024	70,232	46	13,632	28
2025-2029	—	—	5,202	11
2030 and thereafter	—	—	12,292	24

Total	$153,866	100%	$48,994	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:14’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

Asset Management

CPA®:14 believes that effective management of its assets is essential to maintain and enhance property values. Important aspects of asset management include restructuring transactions to meet the evolving needs of current tenants, re-leasing properties, refinancing debt, selling assets and knowledge of the bankruptcy process.

The advisor monitors, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of CPA®:14’s properties. Monitoring involves receiving assurances that each tenant has paid real estate taxes, assessments and other expenses relating to the properties it occupies and confirming that appropriate insurance coverage is being maintained by the tenant. For international compliance, the advisor also utilizes third-party asset managers for certain investments. The advisor reviews financial statements of CPA®:14’s tenants and undertakes regular physical inspections of the condition and maintenance of its properties. Additionally, the advisor periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry.

Holding Period

CPA®:14 intends to hold each property it invests in for an extended period. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation for CPA®:14 stockholders or avoiding increases in risk. No assurance can be given that this objective will be realized.

Financing Strategies

Consistent with its investment policies, CPA®:14 uses leverage when available on favorable terms. Substantially all of its mortgage loans were non-recourse and provided for monthly or quarterly installments, which include scheduled payments of principal. At September 30, 2010, 83% of CPA®:14’s mortgage financing bore interest at fixed rates. At September 30, 2010, approximately 70% of its variable rate debt bore interest at fixed rates that were scheduled to reset in the future, pursuant to the terms of the mortgage contracts. Accordingly, CPA®:14’s near term cash flow should not be adversely affected by increases in interest rates. The advisor may refinance properties or defease a loan when a decline in interest rates makes it profitable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase the investment. There is no assurance that existing debt will be refinanced at lower rates of interest as the debt matures. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate. The prepayment of loans may require CPA®:14 to pay a yield maintenance premium to the lender in order to pay off a loan prior to its maturity.

A lender on non-recourse mortgage debt generally has recourse only to the property collateralizing such debt and not to any of CPA®:14’s other assets, while unsecured financing would give a lender recourse to all of its assets. The use of non-recourse debt, therefore, helps CPA®:14 to limit the exposure of its assets to any one debt obligation. Lenders may, however, have recourse to CPA®:14’s other assets in limited circumstances not related to the repayment of the indebtedness, such as under an environmental indemnity or in the case of fraud. Lenders may also seek to include in the terms of mortgage loans provisions making the termination or replacement of the advisor an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. CPA®:14 will attempt to negotiate loan terms allowing it to replace or terminate the advisor. Even if CPA®:14 is successful in negotiating such provisions, the replacement or termination of the advisor may require the prior consent of the mortgage lenders.

Investment Strategies

CPA®:14 invests primarily in income-producing properties that are, upon acquisition, improved or being developed or that are to be developed within a reasonable period after acquisition. While CPA®:14 is not currently seeking to make new significant investments, it may do so if attractive opportunities arise.

Most of CPA®:14’s properties are subject to long-term net leases and were acquired through sale-leaseback transactions in which it acquired properties from companies that simultaneously lease the properties back from CPA®:14. These sale-leaseback transactions provide the lessee company with a source of capital that is an alternative to other financing sources such as corporate borrowing, mortgaging real property, or selling shares of its stock.

CPA®:14’s sale-leaseback transactions may occur in conjunction with acquisitions, recapitalizations or other corporate transactions. CPA®:14 may act as one of several sources of financing for these transactions by purchasing real property from the seller and net leasing it back to the seller or its successor in interest (the lessee).

In analyzing potential net lease investment opportunities, the advisor reviews all aspects of a transaction, including the creditworthiness of the tenant or borrower and the underlying real estate fundamentals, to determine whether a potential acquisition satisfies CPA®:14’s acquisition criteria. The advisor generally considers, among other things, the following aspects of each transaction:

Tenant/Borrower Evaluation.  The advisor evaluates each potential tenant or borrower for its creditworthiness, typically considering factors such as management experience, industry position and fundamentals, operating history, and capital structure, as well as other factors that may be relevant to a particular investment. The advisor seeks opportunities in which it believes the tenant may have a stable or improving credit profile or the credit profile has not been recognized by the market. In evaluating a possible investment, the creditworthiness of a tenant or borrower often is a more significant factor than the value of the underlying real estate, particularly if the underlying property is specifically suited to the needs of the tenant; however, in certain circumstances where the real estate is attractively valued, the creditworthiness of the tenant may be a secondary consideration. Whether a prospective tenant or borrower is creditworthy will be determined by the advisor’s investment department and its investment committee, as described below. However, creditworthy does not mean “investment grade.”

Properties Important to Tenant/Borrower Operations.  The advisor generally focuses on properties that it believes are essential or important to the ongoing operations of the tenant. The advisor believes that these properties provide better protection generally as well as in the event of a bankruptcy, since a tenant/borrower is less likely to risk the loss of a critically important lease or property in a bankruptcy proceeding or otherwise.

Diversification.  The advisor attempts to diversify CPA®:14’s portfolio to avoid dependence on any one particular tenant, borrower, collateral type, geographic location or tenant/borrower industry. By diversifying CPA®:14’s portfolio, the advisor seeks to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region.

Lease Terms.  Generally, the net leased properties in which CPA®:14 invests will be leased on a full recourse basis to its tenants or their affiliates. In addition, the advisor generally seeks to include a clause in each lease that provides for increases in rent over the term of the lease. These increases are fixed or tied to increases in indices such as the CPI, or other similar indices in the jurisdiction in which the property is located, but may contain caps or other limitations either on an annual or overall basis. Further, in some jurisdictions (notably Germany), these clauses must provide for rent adjustments based on increases or decreases in the relevant index. In the case of retail stores and hotels, the lease may provide for participation in gross revenues above a stated level. Alternatively, a lease may provide for mandated rental increases on specific dates or other methods.

Collateral Evaluation.  The advisor reviews the physical condition of the property and conducts a market evaluation to determine the likelihood of replacing the rental stream if the tenant defaults or of a sale of the property in such circumstances. The advisor will also generally engage third parties to conduct, or requires the seller to conduct, Phase I or similar environmental site assessments (including a visual inspection for the potential presence of asbestos) in an attempt to identify potential environmental liabilities associated with a property prior to its acquisition. If potential environmental liabilities are identified, the advisor generally requires that identified environmental issues be resolved by the seller prior to property acquisition or, where such issues cannot be resolved prior to acquisition, requires tenants contractually to assume responsibility for resolving identified environmental issues post-closing and provide indemnification protections against any potential claims, losses or expenses arising from such matters. Although the advisor generally relies on its own analysis in determining whether to make an investment, each real property to be purchased by CPA®:14 will be valued by an independent valuation firm. The contractual purchase price (plus acquisition fees, but excluding acquisition expenses, payable to the advisor) for a real property CPA®:14 acquires will not exceed its valuation, unless approved by its independent directors. The valuations may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the lessee’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. The valuation may be greater than the construction cost or the replacement cost of a property, and the actual sale price of a property if sold by CPA®:14 may be greater or less than the valuation. In cases of special purpose real estate, a property is examined in light of the prospects for the tenant/borrower’s enterprise and the financial strength and the role of that asset in the context of the tenant/borrower’s overall viability. Operating results of properties and other collateral may be examined to determine whether or not projected income levels are likely to be met.

Transaction Provisions to Enhance and Protect Value.  The advisor attempts to include provisions in CPA®:14’s leases it believes may help protect its investment from changes in the operating and financial characteristics of a tenant that may affect its ability to satisfy its obligations to CPA®:14 or reduce the value of CPA®:14’s investment, such as requiring CPA®:14’s consent to specified tenant activity, requiring the tenant to provide indemnification protections, and requiring the tenant to satisfy specific operating tests. The advisor may also seek to enhance the likelihood of a tenant’s lease obligations being satisfied through a guarantee of obligations from the tenant’s corporate parent or other entity or a letter of credit. This credit enhancement, if obtained, provides CPA®:14 with additional financial security. However, in markets where competition for net lease transactions is strong, some or all of these provisions may be difficult to negotiate. In addition, in some circumstances, tenants may retain the right to repurchase the property leased by the tenant. The option purchase price is generally the greater of the contract purchase price or the fair market value of the property at the time the option is exercised.

Other Equity Enhancements.  The advisor may attempt to obtain equity enhancements in connection with transactions. These equity enhancements may involve warrants exercisable at a future time to purchase stock of the tenant or borrower or their parent. If warrants are obtained, and become exercisable, and if the value of the stock subsequently exceeds the exercise price of the warrant, equity enhancements can help CPA®:14 to achieve its goal of increasing investor returns.

Investment Decisions.  The advisor’s investment department, under the oversight of its chief investment officer, is primarily responsible for evaluating, negotiating and structuring potential investment opportunities for the CPA® REITs and W. P. Carey. Before an investment is made, the transaction is reviewed by the advisor’s investment committee. The investment committee is not directly involved in originating or negotiating potential investments but instead functions as a separate and final step in the acquisition process. The advisor places special emphasis on having experienced individuals serve on its investment committee. The advisor generally will not invest in a transaction on CPA®:14’s behalf unless it is approved by the investment committee, except that investments with a total purchase price of $10 million or less may be approved by either the chairman of the investment committee or the advisor’s chief investment officer (up to, in the case of investments other than long-term net leases, a cap of $30 million or 5% of CPA®:14’s estimated net asset value, whichever is greater, provided that such investments may not have a credit rating of less than BBB-). For transactions that meet the investment criteria of more than one CPA® REIT, the chief investment officer has discretion to allocate the investment to or among the REITs. In cases where two or more CPA® REITs (or one or more of the CPA® REITs and the advisor) will hold the investment, a majority of the independent directors of each CPA® REIT investing in the property must also approve the transaction.

The following people currently serve on the investment committee:

•	Nathaniel S. Coolidge, Chairman — Former senior vice president and head of the bond and corporate finance department of John Hancock Mutual Life Insurance (currently known as John Hancock Life Insurance Company). Mr. Coolidge’s responsibilities included overseeing its entire portfolio of fixed income investments.

•	Axel K.A. Hansing — Currently serving as a senior partner at Coller Capital, Ltd., a global leader in the private equity secondary market, and responsible for investment activity in parts of Europe, Turkey and South Africa.

•	Frank J. Hoenemeyer — Former vice chairman and chief investment officer of the Prudential Insurance Company of America. As chief investment officer, he was responsible for all of Prudential Insurance Company of America’s investments including stocks, bonds and real estate.

•	Dr. Lawrence R. Klein — Currently serving as professor emeritus of economics and finance at the University of Pennsylvania and its Wharton School. Recipient of the 1980 Nobel Prize in economic sciences and former consultant to both the Federal Reserve Board and the President’s Council of Economic Advisors.

•	Richard C. Marston — Currently the James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School. Mr. Marston replaced Trevor P. Bond after Mr. Bond was appointed as W. P. Carey’s Interim Chief Executive Officer on July 6, 2010.

•	Nick J.M. van Ommen — Former chief executive officer of the European Public Real Estate Association promoting, developing and representing the European public real estate sector, with over twenty years of financial industry experience.

•	Dr. Karsten von Köller — Currently chairman of Lone Star Germany GmbH, chairman of the Supervisory Board of Düsseldorf Hypothekenbank AG and vice chairman of the Supervisory Boards of IKB Deutsche Industriebank AG, Corealcredit Bank AG and MHB Bank AG. Former chairman of the board of management of Eurohypo AG.

•	Jean Hoysradt — Currently serving as chief investment officer of Mousse Partners Limited, an investment office based in New York. Former senior vice president and head of securities investment and treasury at New York Life Insurance Company, Ms. Hoysradt previously held positions of increasing responsibility at AXA (The Equitable Life Assurance Society), Credit Suisse (The First Boston Corporation) and JP Morgan (Manufacturers Hanover Trust Company), where she was involved with a variety of investment management and transaction related areas.

Competition

CPA®:14 has historically faced active competition from many sources for investment opportunities in commercial properties net leased to major corporations both domestically and internationally. While there was a decrease in such competition as a result of the recent deterioration in the credit and real estate financing markets, CPA®:14 has seen competition increase as markets have improved. In general, CPA®:14 believes that its advisor’s experience in real estate, credit underwriting and transaction structuring should allow it to compete effectively for commercial properties to the extent it makes future acquisitions. However, competitors may be willing to accept rates of return, lease terms, other transaction terms or levels of risk that CPA®:14 may find unacceptable.

Environmental Matters

CPA®:14’s properties generally are or have been used for commercial purposes, including industrial and manufacturing properties. Under various federal, state and local environmental laws and regulations, current and former owners and operators of property may have liability for the cost of investigating, cleaning up or disposing of hazardous materials released at, on, under, in or from the property. These laws typically impose responsibility and liability without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability under these laws is often joint and several. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials. As part of its efforts to mitigate these risks, CPA®:14 typically engages third parties to perform assessments of potential environmental risks when evaluating a new acquisition of property, and frequently obtains contractual protection (indemnities, cash reserves, letters of credit or other instruments) from property sellers, tenants, a tenant’s parent company or another third party to address known or potential environmental issues.

Transactions with Affiliates

On December 13, 2010, CPA®:14 entered into the merger agreement with CPA®:16 — Global, pursuant to which CPA®:14 will, subject to the terms and conditions of the merger agreement, merge with and into CPA 16 Merger Sub, with CPA 16 Merger Sub surviving the merger as a subsidiary of CPA®:16 — Global, or engage in the alternate structure to effectuate the business combination.

CPA®:14 has an advisory agreement with the advisor whereby the advisor performs certain services for CPA®:14 for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor manages CPA®:14’s day-to-day operations, for which CPA®:14 pays the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for CPA®:14, for which it pays the advisor structuring and subordinated disposition fees. In addition, CPA®:14 reimburses the advisor for certain administrative duties performed on its behalf. CPA®:14 also has certain agreements with joint ventures. These transactions are described below.

CPA®:14 pays the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of CPA®:14’s average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of CPA®:14’s cash flow from operations of 7% per annum. The asset management and performance fees are payable in cash or restricted shares of CPA®:14’s common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by CPA®:14’s most recently published estimated net asset value per share as approved by its board of directors. For 2010 and 2009, the advisor elected to receive its asset management fees in cash and 80% of its performance fees in restricted shares, with the remaining 20% payable in cash. CPA®:14 incurred base asset management fees of $7.5 million and $8.2 million for the nine months ended September 30, 2010 and 2009, respectively, with performance fees in like amounts, both of which are included in Property expenses in the accompanying consolidated financial statements. At September 30, 2010, the advisor owned 7,851,001 shares (9.0%) of CPA®:14’s common stock.

CPA®:14 pays the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on its behalf. Acquisition fees average approximately 4.5% of the aggregate costs of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the investment is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the seven calendar years following the date on which the investment was purchased, subject to satisfaction of the 7% performance criterion. Interest on unpaid installments is 6% per year. In connection with CPA®:14’s merger with CPA®:12 on December 1, 2006, CPA®:14 assumed deferred fees incurred by CPA®:12 totaling $2.7 million that bear interest at an annual rate of 7% and have scheduled installment payments through 2018. CPA®:14 did not incur any current or deferred acquisition fees during the nine months ended September 30, 2010. CPA®:14 incurred current and deferred acquisition fees of less than $0.1 million during the nine months ended September 30, 2009. Unpaid installments of deferred acquisition fees totaled $4.2 million and $6.9 million at September 30, 2010 and December 31, 2009, respectively, and are included in Due to affiliates in the accompanying consolidated financial statements. CPA®:14 paid annual deferred acquisition fee installments of $2.6 million and $3.6 million in cash to the advisor in January 2010 and 2009, respectively. CPA®:14 also pays the advisor mortgage refinancing fees, which totaled $0.1 million and $0.2 million for the nine months ended September 30, 2010 and 2009, respectively.

CPA®:14 also pays fees to the advisor for services provided to it in connection with the disposition of investments, excluding investments acquired in the merger with CPA®:12. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $6.1 million and $5.7 million at September 30, 2010 and December 31, 2009, respectively.

CPA®:14 reimburses the advisor for various expenses it incurs in the course of providing services to CPA®:14. CPA®:14 reimburses certain third-party expenses paid by the advisor on its behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, CPA®:14 reimburses the advisor for the allocated costs of personnel and overhead in providing management of its day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. CPA®:14 does not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. CPA®:14 incurred personnel reimbursements of $2.1 million and $1.8 million for the nine months ended September 30, 2010 and 2009, respectively, all of which are included in General and administrative expenses in the accompanying consolidated financial statements.

Together with certain affiliates, CPA®:14 participates in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. CPA®:14’s share of expenses incurred was $0.5 million for each of the nine months ended September 30, 2010 and 2009, respectively. Based on gross revenues through September 30, 2010, CPA®:14’s current share of future minimum lease payments under this agreement would be $0.5 million annually through 2016.

CPA®:14 owns interests in entities ranging from 12% to 90%, as well as jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates. CPA®:14 consolidates certain of these investments and accounts for the remainder under the equity method of accounting.

Joint Ventures

CPA®:14 owns interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies which it does not control, but over which it exercises significant influence, and (ii) as tenants-in-common subject to common control. Generally the underlying investments are jointly owned with affiliates. CPA®:14 accounts for these investments under the equity method of accounting (i.e., at cost, increased or decreased by CPA®:14’s share of earnings or losses, less distributions plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth CPA®:14’s ownership interests in its equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

	Ownership Interest at	Carrying Value at
Lessee	September 30, 2010	September 30, 2010	December 31, 2009

True Value Company	50%	$30,854	$31,433
Advanced Micro Devices, Inc.(a)	67%	16,314	33,571
Hellweg Die Profi-Baumarkte GmbH & Co. KG(b)	32%	15,054	15,369
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	12,353	12,639
ShopRite Supermarkets, Inc.(c)	45%	10,880	6,719
Best Buy Co., Inc.	37%	10,328	11,183
LifeTime Fitness, Inc. and Town Sports International Holdings, Inc.	56%	10,160	10,343
Compucom Systems, Inc.(d)	67%	7,763	8,638
Del Monte Corporation	50%	6,604	7,233
The Upper Deck Company(e)	50%	6,290	11,491
Checkfree Holdings, Inc.(f)	50%	1,296	1,506
Dick’s Sporting Goods, Inc.(g)	45%	(671)	(732)

		$127,225	$149,393

(a)	In August 2010, this venture refinanced its existing non-recourse mortgage and distributed the net proceeds to the venture partners. CPA®:14’s share of the distribution was $16.0 million.

(b)	The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(c)	In July 2010, CPA®:14 made a $4.2 million contribution to this venture to pay off its maturing non-recourse mortgage.

(d)	The carrying value of this investment included CPA®:14’s share of the net loss on interest rate swap derivative instruments recognized by the venture.

(e)	During the third quarter of 2010, CPA®:14 recognized an other-than-temporary impairment charge of $4.7 million to reduce the carrying value of this venture to its estimated fair value (Note 9).

(f)	The decrease in carrying value was primarily due to cash distributions made to CPA®:14 by the venture.

(g)	In 2007, this venture obtained non-recourse mortgage financing of $23.0 million and distributed the proceeds to the venture partners. CPA®:14’s share of the distribution was $10.3 million, which exceeded its total investment in the venture at that time.

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. CPA®:14 adopted this amended guidance on January 1, 2010. Upon adoption of the amended guidance, CPA®:14 re-evaluated its existing interests in unconsolidated entities and determined that it should continue to account for its interest in a venture that leases properties to Hellweg Die Profi-Baumarkte GmbH & Co. KG using the equity method of accounting, primarily because the partner of this venture had the power to direct the activities that most significantly impact the entity’s economic performance. Carrying amounts related to this VIE are noted in the table above. Because CPA®:14 generally utilizes non-recourse debt, its maximum exposure to this VIE is limited to the equity it has in the VIE. CPA®:14 has not provided financial or other support to the VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to CPA®:14’s interest in this entity.

The following tables present combined summarized financial information of CPA®:14’s venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent CPA®:14’s proportionate share (in thousands):

	September 30, 2010	December 31, 2009

Assets	$1,582,626	$1,631,111
Liabilities	(1,251,132)	(1,280,887)

Partners’/members’ equity	$331,494	$350,224

	Nine Months Ended
	September 30,
	2010	2009

Revenue	$116,457	$115,823
Expenses	(63,934)	(64,970)

Net income	$52,523	$50,853

CPA®:14 recognized income from these equity investments in real estate of $5.8 million and $11.0 million for the nine months ended September 30, 2010 and 2009, respectively. Income from equity investments in real estate represents CPA®:14’s proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Available Information

All filings CPA®:14 makes with the SEC, including its Annual Report on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, are available for free on its website, http://www.cpa14.com, as soon as reasonably practicable after they are filed or furnished to the SEC. CPA®:14’s SEC filings are available to be read or copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. CPA®:14’s filings can also be obtained for free on the SEC’s Internet site at http://www.sec.gov. CPA®:14 is providing its website address solely for the information of investors. CPA®:14 does not intend its website to be an active link or to otherwise incorporate the information contained on its website into this joint proxy statement/prospectus or other filings with the SEC.

CPA®:14 will supply to any stockholder, upon written request and without charge, a copy of this joint proxy statement/prospectus as filed with the SEC.

Description of the Properties

CPA®:14’s principal corporate offices are located at 50 Rockefeller Plaza, New York, New York 10020. The advisor also has its primary international investment offices in London and Amsterdam. The advisor also has office space domestically in Dallas, Texas and San Francisco, California and internationally in Shanghai.

See “CPA®:14’s Portfolio” in the section titled “Information about CPA®:14 — Description of CPA®:14’s Business” for a discussion of the properties CPA®:14 holds for rental operations and Schedule III — Real Estate and Accumulated Depreciation of CPA®:14’s consolidated financial statements accompanying this joint proxy statement/prospectus for a detailed listing of such properties.

For the year ended December 31, 2009, CPA®:14’s tenant Carrefour France SAS represented 14% of CPA®:14’s total lease revenue.

Legal Proceedings

Various claims and lawsuits arising in the normal course of business are pending against CPA®:14. The results of these proceedings are not expected to have a material adverse effect on CPA®:14’s consolidated financial position or results of operations.

CPA®:14’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations, which is referred to in this joint proxy statement/prospectus as MD&A, is intended to provide the reader with information that will assist in understanding CPA®:14’s financial statements and the reasons for changes in certain key components of its financial statements from period to period. MD&A also provides the reader with CPA®:14’s perspective on its financial position and liquidity, as well as certain other factors that may affect CPA®:14’s future results. CPA®:14’s MD&A should be read in conjunction with the consolidated financial statements and notes thereto as of September 30, 2010 and December 31, 2009 included in this joint proxy statement/prospectus.

Business Overview

CPA®:14 is a publicly owned, non-listed REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, CPA®:14 is not subject to U.S. federal income taxation as long as it satisfies certain requirements, principally relating to the nature of its income, the level of its distributions and other factors. CPA®:14 earns revenue principally by leasing the properties it owns to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. CPA®:14 was formed in 1997 and is managed by the advisor.

Financial Highlights

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)

Total revenues	$116,410	$116,718
Net income attributable to CPA®:14 stockholders	40,888	12,435
Cash flow from operating activities	68,205	64,565
Distributions paid	51,744	51,787
Supplemental financial measures:
Funds from operations — as adjusted (AFFO)	$58,135	$63,204
Adjusted cash flow from operating activities	68,213	70,749

CPA®:14 considers the performance metrics listed above, including certain non-GAAP metrics such as AFFO, and adjusted cash flow from operating activities, to be important measures in the evaluation of its results of operations, liquidity and capital resources. CPA®:14 evaluates its results of operations with a primary focus on the ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders. Please see “Supplemental Financial Measures” below for CPA®:14’s definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues decreased for the nine months ended September 30, 2010 as compared to the same period in 2009, primarily due to the negative impact of recent tenant activity, including the restructuring of leases due to tenant defaults and lease rejections in bankruptcy court, partially offset by scheduled rent increases at several properties.

Net income attributable to CPA®:14 stockholders increased for the nine months ended September 30, 2010 as compared to the same period in 2009. This increase was due to net gains on the extinguishment of debt and the deconsolidation of a subsidiary recognized in the nine months ended September 30, 2010, both of which are reflected in discontinued operations, as well as lower impairment charges recognized during the current year period.

Cash flow from operating activities in the nine months ended September 30, 2010 was favorably impacted by the release of security deposit assets held by lenders as a result of the repayment of matured non-recourse mortgage loans.

CPA®:14’s quarterly cash distribution remained at $0.2001 per share for the third quarter of 2010, which equates to $0.80 per share on an annualized basis.

For the nine months ended September 30, 2010 as compared to the same period in 2009, AFFO decreased primarily due to adjustments related to the gains within discontinued operations, which were partially offset by the increases in net income. For the nine months ended September 30, 2010 as compared to the same period in 2009, CPA®:14’s adjusted cash flow supplemental measure decreased reflecting a reduction in changes in working capital, a reduction in distributions received from equity investments in real estate in excess of equity income and an increase in distributions paid to noncontrolling interests.

	Years Ended December 31,
	2009	2008	2007

Total revenues	$162,537	$155,294	$151,760
Net income attributable to CPA®:14 stockholders	5,316	45,164	64,390
Cash flow from operating activities	87,900	110,697	89,730

Total revenues increased in 2009 as compared to 2008 primarily due to scheduled rent increases at several properties and income recognized in connection with the forgiveness of a loan.

The reduction in net income in 2009 as compared to 2008 was primarily due to an increase in the amount of impairment charges recognized. CPA®:14 recognized impairment charges totaling $41.0 million in 2009 as compared to $10.9 million in 2008. In addition, 2008 net income included income of $10.9 million in payments from the advisor related to its previously disclosed SEC investigation.

Cash flow from operating activities in 2009 was impacted negatively by increases in rent delinquencies and property carrying costs. Cash flow from operating activities in 2008 included the receipt of $10.9 million related to the advisor’s SEC Settlement.

Changes in Management

Effective September 16, 2010, Trevor P. Bond, a director of W. P. Carey, was elected as W. P. Carey’s Chief Executive Officer. As a result, under the terms of our advisory agreement, Mr. Bond also became our Chief Executive Officer at that time. Mr. Bond will also serve as the Chief Executive Officer of the other operating CPA® REITs. Mr. Bond became the interim Chief Executive Officer for us and the other operating CPA® REITs effective July 6, 2010 pursuant to their respective advisory agreement when he was appointed as interim Chief Executive Officer of W. P. Carey on that same date upon the resignation of Gordon F. Dugan.

Current Trends

General Economic Environment

CPA®:14 is impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. As of the date of this joint proxy statement/prospectus, CPA®:14 has seen signs of modest improvement in the global economy following the significant distress experienced in 2008 and 2009. While these factors reflect favorably on CPA®:14’s business, the economic recovery remains weak, and CPA®:14’s business remains dependent on the speed and strength of the recovery, which cannot be predicted at this time. Nevertheless, as of the date of this joint proxy statement/prospectus, the impact of current financial and economic trends on CPA®:14’s business, and CPA®:14’s response to those trends, is presented below.

Foreign Exchange Rates

CPA®:14 has foreign investments and, as a result, is subject to risk from the effects of exchange rate movements. CPA®:14 ’s results of foreign operations benefit from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2010, the Euro weakened primarily as a result of sovereign debt issues in several European countries. Investments denominated in the Euro accounted for approximately 18% of its annualized contractual minimum base rent for 2010. During 2010, the U.S. dollar strengthened against the Euro, as the average conversion rate for the U.S. dollar in relation to the Euro decreased by 5% in comparison to the same period in 2009. Additionally, the end-of-period conversion rate of the Euro at December 31, 2010 decreased 8% to $1.3253 from $1.4333 at December 31, 2009. This strengthening had a negative impact on CPA®:14’s balance sheet at December 31, 2010 as compared to its balance sheet at December 31, 2009. While CPA®:14 actively manages its foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on its net asset values, future results, financial position and cash flows.

Capital Markets

CPA®:14 has recently seen evidence of a gradual improvement in capital market conditions, including new issuances of commercial mortgage-backed securities debt. Capital inflows to both commercial real estate debt and equity markets have helped increase the availability of mortgage financing and asset prices have begun to recover from their credit crisis lows. Over the past few quarters, there has been continued improvement in the availability of financing; however, lenders remain cautious and are employing more conservative underwriting standards. CPA®:14 has seen commercial real estate capitalization rates begin to narrow from credit crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit.

Financing Conditions

CPA®:14 has recently seen a gradual improvement in both the credit and real estate financing markets. During 2010, CPA®:14 saw an increase in the number of lenders for both domestic and international investments as market conditions improved compared to prior years. However, during the fourth quarter of 2010, the cost of debt rose, but CPA®:14 anticipates that this may be recoverable either through deal pricing or if lenders adjust their spreads, which had been unusually high during the crisis. The increase was primarily a result of a rise in the 10-year treasury rates for domestic deals and due to the impact of the sovereign debt issues in Europe. During 2010, CPA®:14 refinanced maturing non-recourse mortgage loans with new non-recourse financing totaling $104.8 million.

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation, and demographics. Since the beginning of the credit crisis, these macro-economic factors have persisted, negatively impacting commercial real estate market fundamentals, which has resulted in higher vacancies, lower rental rates, and lower demand for vacant space. While more recently there have been some indications of stabilization in asset values and slight improvements in occupancy rates, general uncertainty surrounding commercial real estate fundamentals and property valuations continues. CPA®:14 is chiefly affected by changes in the appraised values of its properties, tenant defaults, inflation, lease expirations, and occupancy rates.

Net Asset Values

CPA®:14 generally calculates an estimated net asset value per share for its portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of its real estate provided by a third-party, adjusted to give effect to the estimated fair value of mortgages encumbering its assets, as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, and tenant defaults, among others. CPA®:14 does not control these variables and, as such, cannot predict how they will change in the future.

As a result of continued weakness in the economy and a weakening of the Euro versus the dollar during 2010 and 2009, CPA®:14’s estimated net asset value per share at September 30, 2010, which was calculated in connection with the merger, decreased to $11.50, a 2.5% decline from its December 31, 2009 estimated net asset value per share of $11.80.

Tenant Defaults

As a net lease investor, CPA®:14 is exposed to credit risk within its tenant portfolio, which can reduce its results of operations and cash flow from operations if its tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject CPA®:14’s lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact net asset values and require CPA®:14 to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, CPA®:14 may restructure or renew leases on less favorable terms, or the tenant’s credit profile may deteriorate, which could affect the value of the leased asset and could in turn require CPA®:14 to incur impairment charges.

As of the date of this joint proxy statement/prospectus, CPA®:14 has no significant exposure to tenants operating under bankruptcy protection. CPA®:14’s experience for 2010 reflects an improvement from the unusually high level of tenant defaults during 2008 and 2009, when companies across many industries experienced financial distress due to the economic downturn and the seizure in the credit markets. There were two tenant defaults during 2010 as compared to four during 2009. CPA®:14 has observed that many of its tenants have benefited from continued improvements in general business conditions, which CPA®:14 anticipates will result in reduced tenant defaults going forward; however, it is possible that additional tenants may file for bankruptcy or default on their leases during 2011 and that economic conditions may again deteriorate.

To mitigate these risks, CPA®:14 has historically looked to invest in assets that it believes are critically important to a tenant’s operations and has attempted to diversify its portfolio by tenant, tenant industry and geography. CPA®:14 also monitors tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants’ financial statements and compliance with any financial covenants. When necessary, CPA®:14’s asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting its rights when tenants default or enter into bankruptcy.

Inflation

CPA®:14’s leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on CPA®:14’s results of operations. Rent adjustments during 2009 and, to a lesser extent, 2010 generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, despite recent signs of inflationary pressure, CPA®:14 continues to expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

Lease Expirations and Occupancy

At December 31, 2010, CPA®:14 had no significant leases scheduled to expire or renew in the next twelve months. CPA®:14’s advisor actively manages its real estate portfolio and begins discussing options with tenants in advance of the scheduled lease expiration. In certain cases, CPA®:14 obtains lease renewals from its tenants; however, tenants may elect to move out at the end of their term, or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, CPA®:14 may seek replacement tenants or try to sell the property.

CPA®:14’s occupancy declined slightly from 95% at December 31, 2009 to 94% at December 31, 2010.

Proposed Accounting Changes

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which CPA®:14 specializes. At this time, the proposed guidance has not been finalized and as such CPA®:14 is unable to determine whether this proposal will have a material impact on its business.

The Emerging Issues Task Force, which is referred to in this joint proxy statement/prospectus as EITF, of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure, the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus for exposure, CPA®:14 will evaluate the impact on such conclusion on its financial statements. CPA®:14 deconsolidated a subsidiary that leased property to Buffets, Inc. (“Buffets”), which had total assets and liabilities of $7.2 million and $20.1 million, respectively, and recognized a gain in the amount of $12.9 million during 2010.

How CPA®:14 Evaluates Results of Operations

CPA®:14 evaluates its results of operations with a primary focus on its ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders and increasing its equity in its real estate. As a result, CPA®:14’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

CPA®:14 considers cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of its results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple-net and mitigate, to an extent, CPA®:14’s exposure to certain property operating expenses. CPA®:14’s evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing its ability to fund operating expenses, service debt and fund distributions to stockholders.

CPA®:14 considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating its ability to sustain distributions to stockholders. CPA®:14 considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows CPA®:14 to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, CPA®:14 excludes cash distributions from equity investments in real estate that are sourced from the sales of the equity investee’s assets or refinancing of debt because it deems them to be returns of investment and not returns on investment.

CPA®:14 focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of its capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to stockholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. CPA®:14’s financing strategy has been to purchase substantially all of its properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of CPA®:14’s other assets. This strategy has allowed CPA®:14 to diversify its portfolio of properties and, thereby, limit its risk. However, because of recent conditions in credit markets, obtaining financing is more challenging at present and CPA®:14 may complete transactions without obtaining financing. In the event that a balloon payment comes due, CPA®:14 may seek to refinance the loan, restructure the debt with existing lenders, or evaluate its ability to pay the balloon payment from its cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Results of Operations

The following table presents the components of CPA®:14’s lease revenues (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Rental income	$101,750	$102,483
Interest income from direct financing leases	10,432	10,790

	$112,182	$113,273

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that CPA®:14 earned from lease obligations through its direct ownership of real estate (in thousands):

	Nine Months Ended
	September 30,
Lessee	2010	2009

Carrefour France, SAS(a)(b)	$17,735	$15,714
PETsMART, Inc.(c)	5,997	6,000
Federal Express Corporation(c)	5,328	5,270
Dick’s Sporting Goods, Inc.	5,204	5,204
Atrium Companies, Inc.	3,852	3,940
Tower Automotive, Inc.	3,472	3,472
Katun Corporation(a)(d)	3,429	3,318
Caremark Rx, Inc.	3,225	3,225
Perkin Elmer, Inc.(a)	3,212	3,334
Amylin Pharmaceuticals, Inc.(b)	3,020	2,549
McLane Company Food Service Inc.	2,844	2,799
Amerix Corp.	2,431	2,431
Rave Reviews Cinemas LLC	2,294	2,255
Gibson Guitar Corp.(c)	2,117	2,035
Builders FirstSource, Inc.(c)	2,080	2,035
Gerber Scientific, Inc.	2,001	2,001
Waddington North America, Inc.	1,981	1,902
Collins & Aikman Corporation	1,916	1,917
Other(a)	40,044	43,872

	$112,182	$113,273

(a)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the nine months ended September 30, 2010 strengthened by approximately 4% in comparison to the same period in 2009, resulting in a negative impact on lease revenues for CPA®:14’s Euro-denominated investments in the current year period.

(b)	Increase was due to CPI-based (or equivalent) rent increases and lease restructuring.

(c)	These revenues are generated in consolidated ventures, generally with CPA®:14’s affiliates, and on a combined basis include revenues applicable to noncontrolling interests totaling $6.4 million and $6.1 million for the nine months ended September 30, 2010 and 2009, respectively.

(d)	Increase was due to CPI-based (or equivalent) rent increases.

CPA®:14 recognizes income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent CPA®:14’s proportionate share (dollars in thousands):

		Nine Months Ended
	Ownership Interest at	September 30,
Lessee	September 30, 2010	2010	2009

Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)	32%	$25,569	$26,362
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.(b)	12%	24,276	22,379
True Value Company	50%	10,603	10,871
Advanced Micro Devices, Inc.	67%	8,380	8,380
Life Time Fitness, Inc. and Town Sports International Holdings, Inc.	56%	7,790	7,769
CheckFree Holdings, Inc.	50%	3,813	3,714
Compucom Systems, Inc.	67%	3,765	3,765
Best Buy Co., Inc.	37%	3,431	3,414
Del Monte Corporation	50%	2,645	2,645
The Upper Deck Company	50%	2,395	2,395
Dick’s Sporting Goods, Inc.	45%	2,347	2,347
ShopeRite Supermarkets, Inc.	45%	1,860	1,858

		$96,874	$95,899

(a)	In addition to lease revenues, the venture also earned interest income of $19.5 million and $19.9 million on a note receivable for the nine months ended September 30, 2010 and 2009, respectively. Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the nine months ended September 30, 2010 strengthened by approximately 4% in comparison to the same period in 2009, resulting in a negative impact on lease revenues for CPA®:14’s Euro-denominated investments in the current year period.

(b)	The increase was due to a CPI-based (or equivalent) rent increase.

The following table presents the components of CPA®:14’s lease revenues for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Years Ended December 31,
	2009	2008	2007

Rental income	$139,757	$134,412	$129,852
Interest income from direct financing leases	14,356	15,359	16,472

	$154,113	$149,771	$146,324

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that CPA®:14 earned from lease obligations through its direct ownership of real estate (in thousands):

	Years Ended December 31,
Lessee	2009	2008	2007

Carrefour France, SAS(a)(b)	$22,177	$19,656	$17,379
Petsmart, Inc.(c)	8,027	7,939	8,027
Federal Express Corporation(c)	7,044	6,967	6,891
Dick’s Sporting Goods, Inc.	6,939	7,076	6,832
Atrium Companies, Inc.	5,277	5,170	5,017
Metaldyne Company LLC(d)	5,210	3,899	3,797
Tower Automotive, Inc.(b)	4,629	4,493	4,194
Perkin Elmer, Inc.(a)(e)	4,552	4,802	3,838
Katun Corporation(a)	4,501	4,497	4,400
Caremark Rx, Inc.	4,300	4,300	4,300
McLane Company Food Service Inc.	3,736	3,706	3,569
Amylin Pharmaceuticals, Inc.(f)	3,635	—	—
Amerix Corp.(b)	3,241	2,980	2,928
Rave Reviews Cinemas LLC	3,037	2,907	2,888
Gibson Guitar Corp.(c)	2,727	2,658	2,556
Builders FirstSource, Inc.(c)	2,719	2,692	2,633
Gerber Scientific, Inc.	2,668	2,591	2,508
Collins & Aikman Corporation(g)	2,564	2,488	3,644
Waddington North America, Inc.	2,536	2,536	2,468
Other(a)(c)	54,594	58,414	58,455

	$154,113	$149,771	$146,324

(a)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(b)	Increase was due to CPI-based (or equivalent) rent increase.

(c)	These revenues are generated in consolidated ventures, generally with affiliates, and include lease revenues applicable to noncontrolling interests totaling $8.2 million, $6.3 million and $6.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(d)	Increase is due to amortization of a lease termination payment. In December 2009, CPA®:14 entered into a lease settlement with Metaldyne upon its emergence from bankruptcy whereby Metaldyne terminated its lease for four of the five properties it leases from CPA®:14. Metaldyne will continue to lease the fifth property at a reduced rent. CPA®:14 entered into direct leases with existing subtenants at two of the properties vacated by Metaldyne, while the other two properties remained vacant as of the date of this joint proxy statement/prospectus. During 2009, CPA®:14 recognized an impairment charge of $4.0 million on a property leased to Metaldyne.

(e)	CPA®:14 acquired an additional property leased to this tenant in December 2007.

(f)	CPA®:14 consolidated this venture as of September 30, 2009.

(g)	Decrease in 2008 was due to the sale of two properties in December 2007.

CPA®:14 recognizes income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures for the years ended December 31, 2009, 2008 and 2007. Amounts provided are the total amounts attributable to the ventures and do not represent CPA®:14’s proportionate share (dollars in thousands):

	Ownership Interest at	Years Ended December 31,
Lessee	December 31, 2009	2009	2008	2007

Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)	32%	$35,889	$37,128	$25,536
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.(b)	12%	30,589	28,541	28,541
True Value Company	50%	14,492	14,698	14,169
Advanced Micro Devices, Inc.	67%	11,175	11,175	10,451
Life Time Fitness, Inc.	56%	9,272	9,272	9,216
CheckFree Holdings, Inc.	50%	4,964	4,830	4,711
Best Buy Co., Inc.	37%	4,553	4,421	4,484
Compucom Systems, Inc.	67%	5,020	4,902	4,549
Del Monte Corporation(b)	50%	3,529	3,241	2,955
The Upper Deck Company	50%	3,194	3,194	3,194
Dick’s Sporting Goods, Inc.	45%	3,141	3,141	3,030
ShopRite Supermarkets, Inc.	45%	2,484	2,461	2,442
Town Sports International Holdings, Inc.	56%	1,086	1,086	1,086
Amylin Pharmaceuticals, Inc.(c)	50%	—	3,343	3,343

		$129,388	$131,433	$117,707

(a)	CPA®:14 acquired its interest in this venture during 2007. In addition to lease revenues, the venture also earned interest income of $27.1 million, $28.1 million and $19.5 million on a note receivable during 2009, 2008 and 2007, respectively. Amounts are subject to fluctuations in foreign currency exchange rates.

(b)	Increase was due to CPI-based (or equivalent) rent increase.

(c)	CPA®:14 consolidated this venture as of September 30, 2009.

Lease Revenues

CPA®:14’s net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are intended to increase lease revenues in the future. CPA®:14 owns international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies. In certain cases, although CPA®:14 recognizes lease revenues in connection with its tenants’ obligation to pay rent, it may also increase its uncollected rent expense if tenants are experiencing financial distress and have not paid the rent that they owe, as described in “Property Expenses” below.

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, lease revenues decreased by $1.1 million, primarily due to the impact of recent tenant activity, including the restructuring of leases due to tenant defaults and lease rejections in bankruptcy court, which resulted in reductions to lease revenues of $4.0 million. Lease revenues also decreased by $0.5 million during the nine months ended September 30, 2010 as compared to the same period in the prior year, as a result of the negative impact of fluctuations in foreign currency exchange rates. These decreases were partially offset by scheduled rent increases at several properties totaling $3.4 million.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $4.3 million, primarily due to scheduled rent increases at several properties totaling $4.7 million. In addition, an adjustment CPA®:14 made in the third quarter of 2009 to record a venture under the consolidation method that was previously accounted for under the equity method resulted in $2.5 million increase in lease revenues. These increases were partially offset by a decrease in lease revenues of $2.4 million as a result of tenants’ lease restructurings and lease rejections in bankruptcy court, as well as a decrease of $0.4 million as a result of the negative impact of fluctuations in foreign currency exchange rates.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, lease revenues increased by $3.4 million, primarily due to scheduled rent increases at several properties and rental income from an investment that CPA®:14 entered into in December 2007 totaling $4.4 million. Lease revenues also increased by $1.5 million due to the positive impact of fluctuations in foreign currency exchange rates. These increases were partially offset by the impact of property sales and lease terminations during 2008, which reduced lease revenues by $2.5 million.

Other Operating Income

Other operating income generally consists of costs reimbursable by tenants, lease termination payments and other non-rent related revenues including, but not limited to, settlements of claims against former lessees. CPA®:14 receives settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated. Reimbursable tenant costs are recorded as both income and property expense and, therefore, have no impact on net income.

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, other operating income increased by $0.8 million, primarily due to increases in reimbursable tenant costs.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, other operating income increased by $2.9 million, primarily due to income recognized in connection with the forgiveness of a loan to CPA®:14 by one of its tenants. Upon emerging from bankruptcy in the third quarter of 2009, Special Devices terminated its existing lease with CPA®:14 and entered into two new leases, one of which expired in January 2010 while the other one expires in June 2021. In connection with their restructuring, Special Devices forgave CPA®:14’s existing $4.6 million note payable to it effective January 2010. As a result of the loan forgiveness, CPA®:14 recognized income of $2.9 million in 2009. The remaining income will be recognized between 2010 and 2021, when the second lease expires.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, other operating income increased by $0.1 million.

Property Expenses

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, property expenses increased by $1.4 million, primarily due to increases in costs related to current and former tenants who are experiencing financial difficulties or have filed for bankruptcy totaling $2.3 million, as well as increases in reimbursable tenant costs. These increases were partially offset by decreases in asset management and performance fees payable to the advisor of $1.4 million, primarily as a result of a decline in CPA®:14’s annual estimated net asset valuation at December 31, 2009 and recent property sales.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, property expenses decreased by $0.8 million, primarily due to a $2.2 million decrease in asset management and performance fees payable to the advisor, as a result of a decline in CPA®:14’s estimated net asset valuation at December 31, 2008 in comparison with the estimated valuation at December 31, 2007. This decrease was partially offset by increases in costs related to current and former tenants who have filed for bankruptcy totaling $1.3 million.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, property expenses increased by $2.3 million, primarily due to a higher number of tenants experiencing financial difficulties, which resulted in a $1.6 million increase in uncollected rent expense and unreimbursable costs at these properties. In addition, reimbursable tenant costs increased by $0.6 million in 2008.

Depreciation and Amortization

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, depreciation and amortization decreased by $2.3 million, primarily due to a decrease in amortization of

$1.1 million as a result of an intangible asset becoming fully amortized in September 2009 and a write-off of $1.1 million in intangible assets as a result of a lease restructuring during the third quarter of 2009, both of which resulted in higher amortization in 2009.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, depreciation and amortization increased by $4.3 million, primarily due to an increase of $2.9 million in the amortization of lease-related intangible assets in connection with the restructuring of several leases in 2009 and $2.2 million from a venture that was previously accounted for under the equity method. These increases were partially offset by a decrease in depreciation of $0.7 million related to a property that became fully depreciated in 2008.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, depreciation and amortization expense decreased by $0.6 million, primarily due to a $1.3 million write off of lease-related intangible assets in 2007 related to a tenant that terminated its lease. This decrease was partially offset by a full year of depreciation incurred on several properties acquired in 2007 totaling $0.6 million.

General and Administrative

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, general and administrative expenses decreased by $1.6 million, primarily due to $1.4 million of costs incurred in connection with exploring potential liquidity alternatives during 2008.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, general and administrative expenses increased by $0.3 million, primarily due to the $1.4 million of costs incurred in connection with exploring potential liquidity alternatives during 2008, partially offset by a $0.9 million decrease in CPA®:14’s share of expenses allocated by the advisor. These expenses are allocated among CPA®:14 and the affiliated CPA® REITs according to a formula based on gross revenues. The amounts allocated to CPA®:14 during 2008 decreased in comparison to prior years as a result of the growth in gross revenues of certain of CPA®:14’s affiliates.

Impairment Charges

2010 vs. 2009.  CPA®:14 recognized impairment charges totaling $9.4 million and $4.0 million for the nine months ended September 30, 2010 and 2009, respectively. The table below summarizes these impairment charges (in thousands):

	Nine Months Ended
	September 30,
Lessee	2010	2009	Triggering Events

Atrium Companies, Inc.	$2,209	$—	Property sold for less than carrying value
Metaldyne Company	3,615	4,027	Potential sale
Nexpak Corporation	1,907	—	Potential sale
Orgill, Inc.	1,271	—	Potential sale
Tower Automotive Inc.	400	—	Potential sale

Impairment charges	$9,402	$4,027

2009 vs. 2008 and 2007.  For the years ended December 31, 2009, 2008 and 2007, CPA®:14 recorded impairment charges in its continuing real estate operations totaling $10.1 million, $1.1 million and $0.3 million, respectively. The table below summarizes these impairment charges (in thousands):

Lessee	2009	2008	2007	Reason

Metaldyne Company	4,027	—	—	Tenant filed for bankruptcy
Nexpak Corporation	3,500	—	—	Tenant filed for bankruptcy
Various lessees	2,566	1,139	345	Decline in unguaranteed residual value

				or estimated fair market value of properties
Impairment charges from continuing operations	$10,093	$1,139	$345

Impairment charges related to equity investments and discontinued operations are described below in “Income from Equity Investments in Real Estate” and “Discontinued Operations,” respectively.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents CPA®:14’s proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which it has a noncontrolling interest but exercises significant influence.

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, income from equity investments in real estate decreased by $5.1 million primarily due to the recognition of the $4.7 million other-than-temporary impairment charge on the Upper Deck venture described above.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate increased by $13.2 million, primarily due to a decrease in other-than-temporary impairment charges of $9.1 million and a reduction in interest expense of $2.1 million as a result of several ventures refinancing their mortgage loans during 2008 and 2009. Under current accounting guidance for investments in unconsolidated ventures, CPA®:14 is required to periodically compare an investment’s carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value. At December 31, 2009, CPA®:14 incurred an other-than-temporary impairment charge of $0.7 million on an equity investment to reduce the carrying value of the investment to its estimated fair value. At December 31, 2008, CPA®:14 incurred impairment charges totaling $9.8 million on three domestic equity investments as a result of their carrying values exceeding their estimated fair values, for which CPA®:14 deemed the decline in value to be other-than-temporary.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate decreased by $16.5 million, primarily due to the recognition of other-than-temporary impairment charges totaling $9.8 million in 2008, as described above. In addition, income from equity investments in real estate decreased by $5.4 million as a result of the sale of certain investments in the fourth quarter of 2007. During 2008, CPA®:14 also recognized a net loss of $0.4 million from a German venture that it acquired in April 2007, as compared to a net gain of $1.4 million in 2007. Substantially all of the loss from the German venture resulted from the recognition of an unrealized loss on embedded credit derivative instruments.

Other Income and (Expenses)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. CPA®:14 and certain of its foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity’s functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income or loss. CPA®:14 also recognizes gains or losses on foreign currency transactions when it repatriates cash from its foreign investments. In addition, CPA®:14 has certain derivative instruments, including common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, net other income decreased by $2.4 million, primarily due to a decrease in realized gains on foreign currency transactions of $3.3 million as a result of the strengthening of the U.S. dollar relative to the Euro in 2009 as compared to 2008, as well as a reduction in the total amount of cash repatriated from foreign subsidiaries. This decrease was partially offset by unrealized gains totaling $1.3 million on certain marketable securities in 2009.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, net other income decreased by $7.1 million, primarily due to a reduction in gains on the exchange or sale of real estate, net, of $9.0 million, which was partially offset by an increase in net gains on foreign currency transactions of

$1.8 million. During 2007, CPA®:14 recognized a gain on exchange of real estate of $8.4 million in connection with the exchange of redeveloped land for a condominium interest in a newly constructed retail facility. Construction of the retail facility was funded entirely by the developer and was completed in November 2007, at which time CPA®:14 completed the exchange and recognized a gain on the exchange of $8.4 million. In addition, during 2007, CPA®:14 also recognized a gain of $1.1 million on the sale of two properties to Collins & Aikman Corporation, which repurchased two properties it previously leased upon its emergence from bankruptcy protection. The increase in net gains on foreign currency transactions was primarily due to the continued weakening of the U.S. dollar relative to the Euro during 2008 as compared to 2007.

Advisor Settlement

During 2008, CPA®:14 recognized income of $10.9 million in connection with the advisor’s settlement of its previously disclosed SEC investigation. CPA®:14 received payment of this amount from the advisor in April 2008.

Interest Expense

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, interest expense decreased by $4.1 million. During the current year period, interest expense decreased by $2.2 million, as a result of repaying or refinancing debt during 2009 and 2010. Interest expense also decreased by $1.3 million during the nine months ended September 30, 2010, as compared to the same period in 2009, as a result of making scheduled mortgage principal payments, which reduced the balances on which interest was incurred.

Provision for Income Taxes

2009 vs. 2008.  For the years ended December 31, 2009, 2008 and 2007, provisions for income taxes were $3.3 million, $2.2 million and $1.9 million, respectively. The increase in 2009 of $1.1 million compared to 2008 was primarily due to an increase in foreign tax liabilities as a result of higher taxable income recognized by certain foreign subsidiaries.

Discontinued Operations

2010.  For the nine months ended September 30, 2010, income from discontinued operations totaled $22.5 million, primarily consisting of a gain on the deconsolidation of a subsidiary in the amount of $12.9 million because CPA®:14 ceased to exercise control over the activities that most significantly impact its economic performance, as well as an $11.4 million gain on the extinguishment of debt recognized when CPA®:14 returned the property to the lender in exchange for the lender’s agreement to release CPA®:14 from all mortgage loan obligations.

2009.  During 2009, CPA®:14 recognized a loss from discontinued operations of $27.6 million, primarily due to impairment charges of $22.2 million recognized on a property previously leased to Nortel Networks Inc. to reduce its carrying value to its estimated fair value based on a discounted cash flow analysis, and $8.1 million recognized on a domestic property leased to Buffets, Inc. to reduce its carrying value to its estimated fair value based on third-party broker quotes. In addition, the loss generated from the operations of discontinued properties was $6.0 million for the year ended December 31, 2009, primarily reflecting uncollected rent expense of $8.4 million, including a charge of $3.9 million to write off estimated unrecoverable straight-line rent receivables, primarily for Nortel Networks Inc., which filed for bankruptcy in January 2009 and disaffirmed its lease with CPA®:14. In March 2010, CPA®:14 turned the Nortel Networks, Inc. property back to the lender in exchange for the lender’s agreement to relieve CPA®:14 of all obligations under the related non-recourse mortgage loan. These losses were partially offset by a net gain of $8.6 million on the sales of two unrelated domestic properties.

2008.  During 2008, CPA®:14 recognized income from discontinued operations of $5.9 million, which consisted of income generated from the operations of discontinued properties of $5.4 million and a net gain on sale of properties of $0.5 million.

2007.  During 2007, CPA®:14 recognized income from discounted operations of $13.7 million, due to the recognition of a net gain of $7.8 million on the sale of a property in Arizona, as well as income generated from the operations of discontinued properties of $5.9 million.

Net Income (Loss) Attributable to CPA®:14 Stockholders

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, the resulting net income attributable to CPA®:14 stockholders increased by $28.5 million.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, the resulting net income attributable to CPA®:14 stockholders decreased by $39.8 million.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, the resulting net income attributable to CPA®:14 stockholders decreased by $19.2 million.

Funds from Operations — as Adjusted (AFFO)

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, AFFO decreased by $5.1 million. The decrease was primarily driven by adjustments related to the gains within discontinued operations of $24.2 million partially offset by the aforementioned increase in CPA®:14’s results of operations. AFFO is a non-GAAP measure CPA®:14 uses to evaluate its business. For a definition of AFFO and reconciliation to net income attributable to CPA®:14 stockholders, see “Supplemental Financial Measures” below.

Financial Condition

Sources and Uses of Cash During the Period

CPA®:14 uses the cash flow generated from net leases to meet its operating expenses, service debt and fund distributions to stockholders. CPA®:14’s cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor’s annual election to receive fees in restricted shares of CPA®:14’s common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter and changes in foreign currency exchange rates. Despite this fluctuation, CPA®:14 believes that it will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet its short-term and long-term liquidity needs. CPA®:14 may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet these needs. CPA®:14 assesses its ability to access capital on an ongoing basis. CPA®:14’s sources and uses of cash during the nine months ended September 30, 2010 and the year ended December 31, 1009 are described below.

Operating Activities.  Cash flow from operating activities in the nine months ended September 30, 2010 was favorably impacted by the release of security deposit assets held by lenders as a result of the repayment of matured non-recourse mortgage loans. During the nine months ended September 30, 2010, CPA®:14 used cash flows from operating activities of $68.2 million to primarily fund cash distributions to stockholders of $46.0 million excluding $5.7 million in reinvested dividends. CPA®:14 also made scheduled mortgage principal installments of $70.6 million, which included scheduled balloon payments totaling $55.5 million, and paid distributions of $7.9 million to affiliates who hold noncontrolling interests in various entities with it. Proceeds from mortgage refinancing, cash distributions received from equity investments in real estate in excess of equity income (see “Investing Activities” below), contributions from affiliates who hold noncontrolling interests in various entities with CPA®:14 and its existing cash resources were also used to fund scheduled mortgage principal payments and distributions to holders of noncontrolling interests.

During 2009, CPA®:14 used cash flows from operating activities of $87.9 million to fund distributions to stockholders of $68.8 million. CPA®:14 also made scheduled mortgage principal installments of $44.9 million and paid distributions of $2.5 million to affiliates who hold noncontrolling interests in various entities. Cash distributions received from CPA®:14’s equity investments in real estate in excess of cumulative equity income (see “Investing Activities” below) and its existing cash resources were also used to fund scheduled mortgage principal payments and distributions to holders of noncontrolling interests.

In 2009, CPA®:14’s cash flows from operating activities were negatively affected by increased rent delinquencies and property carrying costs related to tenants operating under bankruptcy protection. In addition, for 2009, the advisor elected to receive 20% of its performance fee from CPA®:14 in cash with the remaining 80% in restricted stock, while in 2008 the advisor had elected to receive all of its performance fees from CPA®:14 in restricted stock. This change by the advisor had a negative impact on CPA®:14’s cash flow of approximately $2.9 million in 2009. During 2008, CPA®:14’s cash flows from operating activities benefited from the receipt of $10.9 million from the advisor in connection with the SEC Settlement.

Investing Activities.  CPA®:14’s investing activities are generally comprised of real estate-related transactions (purchases and sales), payment of its annual installment of deferred acquisition fees to the advisor and capitalized property-related costs. During the nine months ended September 30, 2010, CPA®:14 received proceeds of $14.1 million from the sales of three properties and $7.0 million from the repayment of notes receivable that matured during the period. CPA®:14 also received distributions from its equity investments in real estate in excess of cumulative equity income of $21.0 million. CPA®:14 made contributions to unconsolidated ventures totaling $4.8 million, including $4.2 million made to a venture to pay off its maturing non-recourse mortgage loan. In January 2010, CPA®:14 paid its annual installment of deferred acquisition fees to the advisor, which totaled $2.6 million.

During 2009, CPA®:14 received aggregate proceeds of $26.2 million from the sale of two domestic properties. CPA®:14 used $15.0 million of the sales proceeds from one of these properties, which had been encumbered by a $12.2 million non-recourse mortgage loan, to defease non-recourse mortgage debt on two unrelated domestic properties. CPA®:14 then substituted the then-unencumbered properties as collateral for the pre-existing $12.2 million loan. CPA®:14 also received distributions from its equity investments in real estate in excess of cumulative equity income of $12.3 million, including $2.2 million of cash that was repatriated from a German investment and $1.9 million representing CPA®:14’s share of net proceeds from a venture’s mortgage refinancing. In addition, CPA®:14 contributed $5.3 million to an equity investment to partially paydown its existing mortgage balance in connection with the ventures’ restructuring of its non-recourse mortgage debt. Capital expenditures, which totaled $2.9 million, primarily consisted of $2.5 million to acquire an expansion constructed by a tenant at an existing property. In January 2009, CPA®:14 paid its annual installment of deferred acquisition fees to the advisor, which totaled $3.6 million.

Financing Activities.  CPA®:14’s principal financing activities consisted of making scheduled mortgage principal payments, including scheduled balloon payments, totaling $70.6 million, and paying distributions of $53.9 million to stockholders and to affiliates that hold noncontrolling interests in various entities with it. CPA®:14 obtained $13.2 million as a result of refinancing three non-recourse mortgage loans that were scheduled to mature during the period. CPA®:14 also used $1.4 million to repurchase its shares under its redemption plan, as described below.

During 2009, CPA®:14 used $49.3 million to defease or prepay several non-recourse mortgage obligations. CPA®:14 defeased debt totaling $15.0 million on two properties (see “Investing Activities” above); refinanced mortgage loans totaling $31.6 million, which had scheduled maturity dates during 2009, for new non-recourse mortgage financing of $27.8 million; and used $2.7 million to defease a mortgage loan in connection with the sale of a property. CPA®:14 also received $8.8 million as a result of issuing shares through its distribution reinvestment and stock purchase plan and used $38.6 million to repurchase its shares through a redemption plan that allows stockholders to sell shares back to CPA®:14, subject to certain limitations as described below. CPA®:14 incurred deferred financing costs on financing obtained during 2009 totaling $1.0 million.

CPA®:14 maintains a quarterly redemption plan pursuant to which it may, at the discretion of its board of directors, redeem shares of its common stock from stockholders seeking liquidity. The terms of the plan limit the number of shares CPA®:14 may redeem so that the shares CPA®:14 redeems in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of its total shares outstanding as of the last day of the immediately preceding quarter. In addition, CPA®:14’s ability to effect redemptions at any time is subject to its having available cash to do so. Due to higher levels of redemption requests as compared to prior years, as of the third quarter of 2009 redemptions totaled approximately 5% of total shares outstanding. In light of this 5% limitation and CPA®:14’s desire to preserve capital and liquidity, in September 2009 CPA®:14’s board of directors approved the suspension of its redemption plan, effective for all redemption requests received subsequent to September 1, 2009, which was the deadline for all redemptions taking place in the third quarter of 2009. CPA®:14 may make limited exceptions to the suspension of the plan in cases of death or qualifying disability. During the first quarter of 2010, CPA®:14’s board of directors re-evaluated the status of the redemption plan and determined to keep the suspension in place. The suspension continues at the date of this joint proxy statement/prospectus and will remain in effect until CPA®:14’s board of directors, in its discretion, determines to reinstate the redemption plan. CPA®:14 cannot give any assurances as to the timing of any further actions by the board of directors with respect to the plan.

For the nine months ended September 30, 2010, CPA®:14 redeemed 122,713 shares of its common stock pursuant to its redemption plan at an average price per share of $11.25, all of which were redeemed under the limited exceptions to the suspension noted above. CPA®:14 funded share redemptions during the nine months ended September 30, 2010 from the proceeds of the sale of shares of its common stock pursuant to its distribution reinvestment and stock purchase plan.

Adjusted Cash Flow from Operating Activities

CPA®:14’s adjusted cash flow from operating activities for the nine months ended September 30, 2010 was $68.2 million, a decrease of $2.5 million over the comparable prior year period. While cash flow from operating activities increased by $3.6 million, it was more than offset by a $2.7 million decrease associated with changes in working capital, a $1.8 million increase in distributions paid to noncontrolling interests and a $1.7 million decrease in distributions received from equity investments in real estate in excess of equity income. Adjusted cash flow from operating activities is a non-GAAP measure CPA®:14 uses to evaluate its business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see “Supplemental Financial Measures” below.

Summary of Financing

The table below summarizes CPA®:14’s non-recourse long-term debt (dollars in thousands):

Balance	September 30, 2010	December 31, 2009

Fixed rate	$574,693	$684,284
Variable rate(a)	119,415	121,379

Total	$694,108	$805,663

Percent of total debt
Fixed rate	83%	85%
Variable rate(a)	17%	15%

	100%	100%

Weighted average interest rate at end of period
Fixed rate	7.1%	7.2%
Variable rate(a)	6.0%	6.2%

(a)	Variable rate debt at September 30, 2010 included (i) $18.2 million that has been effectively converted to fixed rate debt through interest rate swap derivative instruments and (ii) $83.7 million in non-recourse mortgage loan obligations that bore interest at fixed rates but that convert to variable rates during their terms.

Cash Resources

At September 30, 2010, CPA®:14’s cash resources consisted of cash and cash equivalents totaling $83.8 million. Of this amount, $9.2 million, at then-current exchange rates, was held in foreign bank accounts, but CPA®:14 could be subject to restrictions or significant costs should it decide to repatriate these amounts. CPA®:14 also had unleveraged properties that had an aggregate carrying value of $128.7 million, although given the current economic environment, there can be no assurance that CPA®:14 would be able to obtain financing for these properties. Its cash resources can be used for working capital needs and other commitments.

Cash Requirements

At September 30, 2010, CPA®:14 expected that cash payments during the next twelve months would include paying distributions to its stockholders and to its affiliates who hold noncontrolling interests in entities it controls and making scheduled mortgage loan principal payments, as well as other normal recurring operating expenses. At September 30, 2010, balloon payments on CPA®:14’s mortgage loan obligations totaling $167.8 million were due during the next twelve months, inclusive of amounts attributable to noncontrolling interests totaling $17.8 million. In addition, at September 30, 2010, CPA®:14’s share of balloon payments due during the next twelve months on its unconsolidated ventures totaled $4.9 million. CPA®:14 is actively seeking to refinance certain of these loans and believes it has sufficient financing alternatives and/or cash resources that can be used to make these payments.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes CPA®:14’s debt, off-balance sheet arrangements and other contractual obligations at September 30, 2010 and the effect that these arrangements and obligations are expected to have on CPA®:14’s liquidity and cash flow in the specified future periods (in thousands):

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Non-recourse debt — Principal(a)	$692,743	$193,415	$235,532	$41,353	$222,443
Deferred acquisition fees — Principal	4,235	1,753	1,310	773	399
Interest on borrowings and deferred acquisition fees(b)	146,899	42,787	41,846	30,280	31,986
Subordinated disposition fees(c)	6,070	6,070	—	—	—
Property improvements commitments	613	613	—	—	—
Operating and other lease commitments(d)	35,979	1,135	2,301	2,287	30,256

	$886,539	$245,773	$280,989	$74,693	$285,084

(a)	Excludes $1.4 million of purchase accounting adjustments in connection with the Merger, which is included in non-recourse debt at September 30, 2010.

(b)	Interest on unhedged variable rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding at September 30, 2010.

(c)	Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame (see “Current Trends” above).

(d)	Operating and other lease commitments consist primarily of rent obligations under ground leases and CPA®:14’s share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. The table above excludes the rental obligations under ground leases of two ventures in which CPA®:14 owns a combined interest of 31.76%. CPA®:14’s share of these obligations total approximately $32.5 million over the lease terms, which extend through 2091. CPA®:14 accounts for these ventures under the equity method of accounting.

Amounts in the table above related to CPA®:14’s foreign operations are based on the exchange rate of the local currencies at September 30, 2010. At September 30, 2010, CPA®:14 had no material capital lease obligations for which it was the lessee, either individually or in the aggregate.

CPA®:14 acquired two related investments in 2007 that are accounted for under the equity method of accounting as CPA®:14 does not have a controlling interest but exercises significant influence. The remaining ownership of these entities is held by the advisor and certain of CPA®:14’s affiliates. The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to CPA®:14 and its affiliates while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. CPA®:14 acquired an interest in a venture, the “property venture,” that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. Concurrently, CPA®:14 also acquired an interest in a second venture, the “lending venture,” that made a loan, the “note receivable,” to the holder of the remaining 75.3% interests in the limited partnership, which is referred to in this joint proxy statement/prospectus as the CPA®:14 partner. In connection with the acquisition, the property venture agreed to two option agreements that give the property venture the right to purchase, from the CPA®:14 partner, the remaining 75.3% interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. During December 2010, the property venture purchased 70% of the limited partnership interest by exercising one of its options. Upon exercise of this purchase option, the property venture owns 94.7% of the limited partnership. The property venture has assignable option agreements to acquire the remaining 5.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the CPA®:14 partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Under the terms of the note receivable, the lending venture will receive interest that approximates 5.3% of all income earned by the limited partnership, less adjustments. CPA®:14’s total effective ownership interest in the ventures is approximately 32%.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer will be in amounts necessary to fully satisfy the seller’s obligations to the lending venture, and the lending venture will be deemed to have transferred such funds up to CPA®:14 and its affiliates as if these entities had recontributed them down into the property venture based on their pro rata ownership. Accordingly, at September 30, 2010 (based on the exchange rate of the Euro), the only additional cash required by CPA®:14 to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor’s interest, the aggregate of which would be $2.3 million, with CPA®:14’s share approximating $0.8 million. In addition, CPA®:14’s maximum exposure to loss on these ventures was $15.8 million (inclusive of both CPA®:14’s existing investment and the amount to fund its future commitment).

CPA®:14 has investments in unconsolidated ventures that own single-tenant properties net leased to corporations. Generally, the underlying investments are jointly owned with CPA®:14’s affiliates. Summarized financial information for these ventures and CPA®:14’s ownership interest in the ventures at September 30,

2010 is presented below. Summarized financial information provided represents the total amounts attributable to the ventures and does not represent CPA®:14’s proportionate share (dollars in thousands):

	Ownership Interest at		Total Third-
Lessee	September 30, 2010	Total Assets	Party Debt	Maturity Date

The Upper Deck Company	50%	$26,180	$9,968	2/2011
Del Monte Corporation	50%	14,068	10,169	8/2011
Best Buy Co., Inc.	37%	42,901	24,071	2/2012
True Value Company	50%	129,233	68,154	1/2013 & 2/2013
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	294,916	161,258	5/2014
Checkfree Holdings, Inc.	50%	33,073	29,232	6/2016
Life Time Fitness, Inc. and Town Sports International Holdings, Inc.	56%	112,652	81,914	12/2016 & 5/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)	32%	446,837	380,293	4/2017
Advanced Micro Devices, Inc.(b)	67%	87,666	57,414	1/2019
Compucom Systems, Inc.	67%	30,953	20,789	3/2019
Dick’s Sporting Goods, Inc.	45%	27,622	21,944	1/2022
ShopRite Supermarkets, Inc.(c)	45%	16,100	—	N/A

		$1,262,201	$865,206

(a)	Ownership interest represents CPA®:14’s combined interest in two ventures. Total assets exclude a note receivable from an unaffiliated third party. Total third-party debt excludes a related noncontrolling interest that is redeemable by the unaffiliated third party. The note receivable and noncontrolling interest each had a carrying value of $320.4 million at September 30, 2010. Dollar amounts shown are based on the exchange rate of the Euro at September 30, 2010.

(b)	In August 2010, this venture refinanced its existing non-recourse mortgage loan and distributed the net proceeds to the venture partners.

(c)	In July 2010, the venture repaid its maturing non-recourse mortgage loan.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain supplemental measures that are not defined by GAAP, or non-GAAP measures, in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of its goals and in the evaluation of the effectiveness of its strategies, CPA®:14 employs the use of supplemental non-GAAP measures, which are uniquely defined by CPA®:14’s management. CPA®:14 believes these measures are useful to investors to consider because they may assist them to better understand and measure the performance of CPA®:14’s business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations — as Adjusted

FFO is a non-GAAP measure defined by NAREIT. NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, gains or losses from sales of depreciated real estate assets and extraordinary items, however FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are to be included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among CPA®:14’s peers. Although NAREIT has published this definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

CPA®:14 modifies the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses from extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. CPA®:14 refers to its modified definition of FFO as “Funds from Operations — as Adjusted,” or AFFO, and employs it as one measure of its operating performance when it formulates corporate goals and evaluates the effectiveness of its strategies. CPA®:14 excludes these items from GAAP net income as they are not the primary drivers in its decision-making process. CPA®:14’s assessment of its operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, CPA®:14 believes that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of CPA®:14’s business over time without the potentially distorting impact of these short-term fluctuations.

FFO and AFFO for the nine months ended September 30, 2010 and 2009 are presented below (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Net income (loss) attributable to CPA®:14 stockholders	$40,888	$12,435
Adjustments:
Depreciation and amortization of real property	23,168	27,037
(Gain) loss on sale of real estate	5	(8,611)
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO:
Depreciation and amortization of real property	10,900	13,211
Loss (gain) on sale of real estate	(219)	—
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	(1,587)	(1,148)

Total adjustments	32,267	30,489

FFO — as defined by NAREIT	73,155	42,924

Adjustments:
Gain on extinguishment of debt	(11,376)	—
Gain on deconsolidation of a subsidiary	(12,870)	—
Other depreciation, amortization and non-cash charges	(46)	(98)
Straight-line and other rent adjustments	(5,175)	857
Impairment charges	9,402	20,879
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at AFFO:
Other depreciation, amortization and other non-cash charges	219	58
Straight -line and other rent adjustments	(166)	(721)
Impairment charges	4,736	—
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	256	(695)

Total adjustments	(15,020)	20,280

AFFO	$58,135	$63,204

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to CPA®:14’s cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that CPA®:14 receives from its investments in unconsolidated real estate joint ventures in excess of equity income; subtract cash distributions that CPA®:14 makes to its noncontrolling partners in real estate joint ventures that it consolidates; and eliminate changes in working capital. CPA®:14 holds a number of interests in real estate joint ventures, and believes that adjusting its GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about its actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

CPA®:14 believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from its core operations as it gives investors important information about its liquidity that is not provided within cash flow from operating activities as defined by GAAP, and uses this measure when evaluating distributions to stockholders.

Adjusted cash flow from operating activities for the nine months ended September 30, 2010 and 2009 is presented below (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Cash flow provided by operating activities	$68,205	$64,565
Adjustments:
Distributions received from equity investments in real estate in excess of equity income, net	5,033	6,727
Distributions paid to noncontrolling interests, net	(2,718)	(931)
Changes in working capital	(2,307)	388

Adjusted cash flow from operating activities	$68,213	$70,749

Distributions declared	$51,949	$51,967

While CPA®:14 believes its FFO, AFFO and adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company’s operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO, AFFO and adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to CPA®:14’s FFO, AFFO and adjusted cash flow from operating activities measures.

Critical Accounting Estimates

CPA®:14’s significant accounting policies are described in Note 2 to the accompanying consolidated financial statements for the year ended December 31, 2009. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of CPA®:14’s consolidated financial statements. On a quarterly basis, CPA®:14 evaluates these estimates and judgments based on historical experience as well as other factors that it believes to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

CPA®:14 classifies its directly owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. CPA®:14 estimates remaining economic life based in part on third-party valuations of the leased assets. It calculates the present value of future minimum rents using the lease’s implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally based on third-party valuations. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of CPA®:14’s leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. CPA®:14 believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with its acquisition of properties accounted for as operating leases, CPA®:14 allocates purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. CPA®:14 determines the value of tangible assets, consisting of land and buildings, as if vacant, and records intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

CPA®:14 determines the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, CPA®:14 assumes that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, CPA®:14 uses available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

CPA®:14 acquires properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) CPA®:14’s estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. CPA®:14 discounts the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting its current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally based on a third-party valuation obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the valuation or by local brokers.

CPA®:14 evaluates the specific characteristics of each tenant’s lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, CPA®:14 considers estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, CPA®:14 considers the expectation of lease renewals, the nature and extent of its existing relationship with the tenant, prospects for developing new business with the tenant and the tenant’s credit profile. CPA®:14 also considers estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. CPA®:14 determines these values using third-party valuations or its own estimates.

Basis of Consolidation

When CPA®:14 obtains an economic interest in an entity, it evaluates the entity to determine if it is deemed a VIE and, if so, whether CPA®:14 is deemed to be the primary beneficiary and is therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. CPA®:14 reviews the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether it has any variable interests in the VIE. CPA®:14 then compares its variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both. CPA®:14 uses this analysis to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. CPA®:14 evaluates the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When CPA®:14 obtains an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, it evaluates the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. CPA®:14 also uses judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for it to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by CPA®:14 for a return on its investment. CPA®:14 accounts for tenancy-in-common interests under the equity method of accounting.

Impairments

CPA®:14 periodically assesses whether there are any indicators that the value of its long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, CPA®:14 uses non-recourse debt to finance its acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when CPA®:14 turns the asset back to the lender in satisfaction of the debt. CPA®:14 may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. CPA®:14 may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate.  For real estate assets in which an impairment indicator is identified, CPA®:14 follows a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First,

CPA®:14 compares the carrying value of the property to the future net undiscounted cash flow that it expects the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires CPA®:14 to make its best estimate of market rents, residual values and holding periods. CPA®:14 estimates market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, CPA®:14 performs a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As its investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. CPA®:14 considers the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. CPA®:14 then measures the loss as the excess of the carrying value of the property over its estimated fair value. The property’s estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases.  CPA®:14 reviews its direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is CPA®:14’s estimate of what it could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, CPA®:14 recognizes an impairment charge and revises the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While CPA®:14 evaluates direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale.  CPA®:14 classifies assets that are accounted for as operating leases as held for sale when it has entered into a contract to sell the property, all material due diligence requirements have been satisfied and CPA®:14 believes it is probable that the disposition will occur within one year. When CPA®:14 classifies an asset as held for sale, it calculate its estimated fair value as the expected sale price, less expected selling costs. CPA®:14 bases the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. CPA®:14 then compares the asset’s estimated fair value to its carrying value, and if the estimated fair value is less than the property’s carrying value, it reduces the carrying value to the estimated fair value. CPA®:14 will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that CPA®:14 previously considered unlikely and, as a result, it decides not to sell a property previously classified as held for sale, CPA®:14 reclassifies the property as held and used. CPA®:14 records a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate.  CPA®:14 evaluates its equity investments in real estate on a periodic basis to determine if there are any indicators that the value of its equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, CPA®:14 measures the charge as the excess of the carrying value of its investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture’s net assets by CPA®:14’s ownership interest percentage. For its unconsolidated ventures in real estate, CPA®:14 calculates the estimated fair value of the underlying venture’s real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture’s debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture’s other assets and liabilities is generally assumed to be equal to their carrying value.

Marketable Securities.  CPA®:14 evaluates its marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. CPA®:14 reviews the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In its evaluation, CPA®:14 considers its ability and intent to hold these investments for a reasonable period of time sufficient for it to recover its cost basis. CPA®:14 also evaluates the near-term prospects for each of these investments in relation to the severity and duration of the decline. If CPA®:14 determines that the decline is other-than-temporary, it records an impairment charge to reduce its cost basis to the estimated fair value of the security.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, CPA®:14 assesses its ability to collect rent and other tenant-based receivables and determines an appropriate allowance for uncollected amounts. Because it has a limited number of lessees (19 lessees represented 65% of lease revenues during 2009), CPA®:14 believes that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing its provision for uncollected rents and other tenant receivables, CPA®:14 evaluates actual past due amounts and makes subjective judgments as to the collectability of those amounts based on factors including, but not limited to, its knowledge of a lessee’s circumstances, the age of the receivables, the tenant’s credit profile and prior experience with the tenant. Even if a lessee has been making payments, CPA®:14 may reserve for the entire receivable amount from the lessee if it believes there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Income Taxes

CPA®:14 has elected to be treated as a REIT under Sections 856 through 859 of the Code. In order to maintain its qualification as a REIT, CPA®:14 is required to, among other things, distribute at least 90% of its net taxable income to its stockholders (excluding net capital gains) and meet certain tests regarding the nature of its income and assets. As a REIT, CPA®:14 is not subject to U.S. federal income tax with respect to the portion of its income that meets certain criteria and is distributed annually to stockholders. Accordingly, no provision for U.S. federal income taxes is included in the accompanying consolidated financial statements with respect to these operations. CPA®:14 believes it has operated, and intends to continue to operate, in a manner that allows it to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If CPA®:14 were to fail to meet these requirements, it would be subject to U.S. federal income tax.

CPA®:14 conducts business in various states and municipalities within the U.S. and the European Union and, as a result, it or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, CPA®:14 is subject to certain state, local and foreign taxes and a provision for such taxes is included in the accompanying consolidated financial statements.

Significant judgment is required in determining CPA®:14’s tax provision and in evaluating its tax positions. CPA®:14 establishes tax reserves in accordance using a benefit recognition model, which it believes could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, CPA®:14 recognizes the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Future Accounting Requirements

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which CPA®:14 specializes. At this time, CPA®:14 is unable to determine whether this proposal will have a material impact on its business.

The EITF of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure, the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus that changes the current authoritative accounting guidance, CPA®:14 will evaluate the impact on such conclusion on its financial statements. During the nine months ended September 30, 2010, CPA®:14 deconsolidated a subsidiary that leased property to Buffets, Inc., which had total assets and liabilities of $7.2 million and $20.1 million, respectively, at September 30, 2010, and recognized a gain in the amount of $12.9 million during the nine months ended September 30, 2010.

CPA®:14’s Quantitative and Qualitative Disclosure about Market Risk

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which CPA®:14 is exposed are interest rate risk and foreign currency exchange risk. CPA®:14 is also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries.

CPA®:14 does not generally use derivative instruments to manage foreign currency exchange risk exposure and does not use derivative instruments to hedge credit/market risks or for speculative purposes.

Interest Rate Risk

The value of CPA®:14’s real estate and related fixed rate debt obligations is subject to fluctuations based on changes in interest rates. The value of CPA®:14’s real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect its ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond CPA®:14’s control. An increase in interest rates would likely cause the value of CPA®:14’s owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although it has not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given recent economic conditions, loan defaults could occur and result in CPA®:14’s recognition of credit losses, which could adversely affect its liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

CPA®:14 holds a participation in CCMT, a mortgage pool consisting of $172.3 million of mortgage debt collateralized by properties and lease assignments on properties owned by it and two affiliates. With its affiliates, CPA®:14 also purchased subordinated interests totaling $24.1 million, in which it owns a 25% interest, and acquired an additional 30% interest in the subordinated interests from CPA®:12 in connection with its merger with CPA®:14 in December 2006. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. At September 30, 2010, there have been no defaults. CPA®:14 accounts for the CCMT as a security that it expects to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. At September 30, 2010 and December 31, 2009, CPA®:14 estimates that its total interest in CCMT had a fair value of $12.9 million and $12.2 million, respectively.

CPA®:14 is also exposed to the impact of interest rate changes primarily through its borrowing activities. To limit this exposure, CPA®:14 attempts to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, CPA®:14 or its venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period, and interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. CPA®:14’s objective in using these derivatives is to limit its exposure to interest rate movements. CPA®:14 estimates that the fair value of its interest rate swaps, which are included in accounts payable, accrued expenses and other liabilities in the accompanying consolidated financial statements, was in a net liability position of $2.5 million and $1.0 million at September 30, 2010 and December 31, 2009, respectively.

In connection with a German transaction in 2007, two ventures in which CPA®:14 has a total effective ownership interest of 32% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. These derivatives generated total unrealized losses of $0.7 million and $1.1 million during the nine months ended September 30, 2010 and the year ended December 31, 2009, representing the total amounts attributable to the ventures, not CPA®:14’s proportionate share. Because of current market volatility, CPA®:14 is experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expects this trend to continue until market conditions stabilize.

At September 30, 2010, substantially all of CPA®:14’s non-recourse debt bore interest at fixed rates, was swapped to a fixed rate or bore interest at a fixed rate but was scheduled to convert to variable rates during their term. The annual interest rates on its fixed rate debt at September 30, 2010 ranged from 5.5% to 8.3%. The annual interest rates on its variable rate debt at September 30, 2010 ranged from 2.0% to 6.8%. CPA®:14’s debt obligations are more fully described Financial Condition in CPA®:14’s Management’s Discussion and Analysis of Financial Condition and Results of Operations above. The following table presents principal cash flows based upon expected maturity dates of CPA®:14’s debt obligations outstanding at September 30, 2010 (in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value

Fixed rate debt	$30,544	$247,930	$130,026	$4,237	$19,321	$142,635	$574,693	$566,806
Variable rate debt	$1,410	$5,662	$5,704	$6,162	$6,621	$93,856	$119,415	$118,715

The estimated fair value of CPA®:14’s fixed rate debt and its variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swap agreements is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at September 30, 2010 by an aggregate increase of $18.0 million or an aggregate decrease of $17.1 million, respectively. This debt is generally not subject to short-term fluctuations in interest rates. Annual interest expense on CPA®:14’s unhedged variable rate debt that does not bear interest at fixed rates at September 30, 2010 would increase or decrease by $0.2 million for each respective 1% change in annual interest rates.

Foreign Currency Exchange Rate Risk

CPA®:14 owns investments in the European Union, and as a result is subject to risk from the effects of exchange rate movements, primarily in the Euro, which may affect future costs and cash flows. CPA®:14 manages foreign exchange movements by generally placing both its debt obligation to the lender and the tenant’s rental obligation to it in the same currency. For the nine months ended September 30, 2010, Carrefour France, SAS, which leases properties from CPA®:14 in France, contributed 16% of lease revenues. CPA®:14 is generally a net receiver of the foreign currency (it receives more cash than it pays out), and therefore its foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For the nine months ended September 30, 2010, CPA®:14 recognized net realized foreign currency transaction losses of $0.4 million and net unrealized foreign currency transaction gains of $0.1 million. For the year ended December 31, 2009, CPA®:14 recognized net realized foreign currency translation gains of $0.1 million and net unrealized foreign currency translation losses of less than $0.1 million. These gains and losses are included in Other income and (expenses) in the accompanying consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

Through the date of this joint proxy statement/prospectus, CPA®:14 had not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. CPA®:14 has obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency rates.

Other

CPA®:14 owns stock warrants that were granted to it by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At both September 30, 2010 and December 31, 2009, warrants issued to CPA®:14 were classified as derivative instruments and had an aggregate estimated fair value of $1.5 million.

Share Ownership of Principal Security Holders

As of December 15, 2010, no person is known by CPA®:14 to beneficially own in excess of 5% of the outstanding shares of CPA®:14 common stock, except Wm. Polk Carey, who owns 9.20% of the outstanding shares of CPA®:14 common stock.

Securities Ownership of CPA®:14 Management

“Beneficial Ownership” as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. The following table shows how many shares of CPA®:14’s common stock the directors and executive officers beneficially owned as of December 15, 2010. On such date, Wm. Polk Carey owned 9.20% of the common stock. No other director or executive officer beneficially owned more than 1% of the common stock. The directors and executive officers as a group beneficially owned 9.21% of the common stock on such date. The business address of the directors and officers listed below is the address of CPA®:14’s principal executive office, 50 Rockefeller Plaza, New York, New York 10020.

Shares of CPA®:14
Common Stock
Name	Beneficially Owned

Wm. Polk Carey	8,029,883 (1)
Marshall E. Blume	2,917
James D. Price	4,205
Trevor P. Bond	1
Gino M. Sabatini	0
Mark J. DeCesaris	0
John D. Miller	0
Thomas E. Zacharias	1,869
Directors and Executive Officers as a Group (8 persons)	8,038,875

(1)	Includes 5,755,978 shares owned by Carey REIT II, Inc., 2,126,381 shares owned by Carey Asset Management Corp., 103,253 shares owned by W. P. Carey International LLC, 7,733 shares owned by Corporate Property Advisors and 1,278 shares owned by W. P. Carey & Co., Inc. The inclusion of these shares in the table shown above is not to be construed as a representation that Mr. Carey beneficially owns such shares.

INFORMATION ABOUT CPA®:16 — GLOBAL

Description of CPA®:16 — Global’s Business

Overview

CPA®:16 — Global is a publicly owned, non-actively traded REIT that primarily invests in commercial properties leased to companies domestically and internationally. As a REIT, CPA®:16 — Global is required, among other things, to distribute at least 90% of its REIT net taxable income to its stockholders and meet certain tests regarding the nature of its income and assets, and CPA®:16 — Global is not subject to U.S. federal income tax with respect to the portion of its income that meets certain criteria and is distributed annually to stockholders.

CPA®:16 — Global’s core investment strategy is to own and manage a portfolio of properties leased to a diversified group of companies on a single tenant net lease basis. CPA®:16 — Global’s net leases generally require the tenant to pay substantially all of the costs associated with operating and maintaining the property, such as maintenance, insurance, taxes, structural repairs and other operating expenses. Leases of this type are referred to as triple-net leases. CPA®:16 — Global generally seeks to include in its leases:

•	clauses providing for mandated rent increases or periodic rent increases over the term of the lease tied to increases in the CPI or other similar indices for the jurisdiction in which the property is located or, when appropriate, increases tied to the volume of sales at the property;

•	indemnification for environmental and other liabilities;

•	operational or financial covenants of the tenant; and

•	guarantees of lease obligations from parent companies or letters of credit.

CPA®:16 — Global has in the past and may in the future invest in mortgage loans that are collateralized by real estate.

CPA®:16 — Global is managed by Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates, which we refer to in this joint proxy statement/prospectus as the advisor. W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

The advisor provides both strategic and day-to-day management services for CPA®:16 — Global, including capital funding services, investment research and analysis, investment financing and other investment related services, asset management, disposition of assets, investor relations and administrative services. The advisor also provides office space and other facilities for CPA®:16 — Global. CPA®:16 — Global pays asset management fees and certain transactional fees to the advisor and also reimburses the advisor for certain expenses. The advisor also serves in this capacity currently for the CPA® REITs.

CPA®:16 — Global was formed as a Maryland corporation in June 2003 and commenced its initial public offering in December 2003. Through two public offerings CPA®:16 — Global sold a total of 110,331,881 shares of its common stock for a total of $1.1 billion in gross offering proceeds. CPA®:16 — Global completed its second, follow-on public offering in December 2006. Through September 30, 2010, CPA®:16 — Global has also issued 15,554,173 shares ($153.5 million) through its distribution reinvestment and stock purchase plan. These proceeds were used along with non-recourse mortgage debt to purchase CPA®:16 — Global’s property portfolio. CPA®:16 — Global has repurchased 8,640,944 shares ($78.5 million) of its common stock under a redemption plan from inception through September 30, 2010.

CPA®:16 — Global’s principal executive offices are located at 50 Rockefeller Plaza, New York, New York 10020 and its telephone number is (212) 492-1100. CPA®:16 — Global has no employees. As of the date of this joint proxy statement/prospectus, the advisor employs approximately 175 individuals who are available to perform services for CPA®:16 — Global.

Significant Developments during 2009

Acquisition/Disposition Activity.  During 2009, CPA®:16 — Global completed three acquisition transactions. With one of its affiliates, it acquired a property in Hungary for $93.6 million, inclusive of noncontrolling interest of $45.9 million. CPA®:16 — Global contributed $64.2 million to a venture in which it, the advisor and another affiliate completed a net lease financing transaction with The New York Times Company. CPA®:16 — Global accounts for its interest in this venture under the equity method of accounting. In addition, CPA®:16 — Global entered into a domestic build-to-suit expansion project for $4.5 million that it completed in July 2009. Upon completion, CPA®:16 — Global sold the expansion together with the pre-existing property for $50.6 million. Amounts above are based on the exchange rate of the Euro at the dates of acquisition/financing where appropriate. CPA®:16 — Global’s portion of financing obtained in connection with this 2009 investment activity totaled $57.8 million.

Impairment Charges.  During 2009, CPA®:16 — Global incurred impairment charges totaling $59.6 million, inclusive of noncontrolling interests totaling $12.8 million. Included in this total are impairment charges totaling $5.1 million related to discontinued operations and $3.6 million related to two unconsolidated joint ventures. Of the total impairment charges incurred during 2009, $53.7 million, inclusive of noncontrolling interests totaling $12.7 million, related to six tenants that experienced financial difficulties and/or filed for bankruptcy.

Net Asset Values.  As a result of the overall continued weakness in the economy during 2009, CPA®:16 — Global’s estimated net asset value per share as of December 31, 2009 decreased to $9.20, a 6.1% decline from its December 31, 2008 estimated net asset value per share of $9.80.

In connection with the merger, CPA®:16 — Global undertook to update its estimated net asset value per share as of September 30, 2010. CPA®:16 — Global’s net asset value as of September 30, 2010 was estimated to be $8.80 per share, as determined by the advisor in part on appraisals of the fair market value of CPA®:16 — Global’s real estate portfolio as of September 30, 2010, with adjustments for cash and other items. The fair market values of international assets and liabilities were subsequently adjusted to reflect foreign exchange rates at November 11, 2010; however, such adjustment did not have an impact on CPA®:16 — Global’s estimated net asset value of $8.80 per share as of September 30, 2010. There can be no assurance that, either individually or in the aggregate, material changes have not occurred in the value of CPA®:16 — Global’s real estate portfolio since its last valuation.

Financial Information About Segments

CPA®:16 — Global operates in one industry segment, real estate ownership, with domestic and foreign investments. Refer to the “Segment Information” footnote in the accompanying consolidated financial statements for financial information about this segment.

Business Objectives and Strategy

CPA®:16 — Global invests primarily in income-producing commercial real estate properties that are, upon acquisition, improved or developed or that will be developed within a reasonable time after acquisition.

CPA®:16 — Global’s objectives are to:

•	own a diversified portfolio of triple-net leased real estate and other real estate related investments;

•	fund distributions to stockholders; and

•	increase its equity in its real estate by making regular principal payments on mortgage loans for its properties.

CPA®:16 — Global seeks to achieve these objectives by investing in and holding commercial properties that are generally triple-net leased to a single corporate tenant. CPA®:16 — Global intends its portfolio to be diversified by tenant, facility type, geographic location and tenant industry.

CPA®:16 — Global’s Portfolio

At December 31, 2009, CPA®:16 — Global’s portfolio was comprised of its full or partial ownership interests in 386 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 27 million square feet (on a pro rata basis) with an occupancy rate of approximately 99%. CPA®:16 — Global’s portfolio had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of CPA®:16 — Global’s properties at December 31, 2009 is set forth below (dollars in thousands):

			Equity Investments in
	Consolidated Investments		Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Region	Revenue(a)	Revenue	Revenue(a)	Revenue

United States
East	$31,845	17%	$10,637	23%
Midwest	27,354	14	1,414	3
South	26,266	14	4,672	10
West	20,109	11	2,332	5

Total U.S.	105,574	56	19,055	41

International
Europe(c)	77,982	41	26,732	59
Asia	3,844	2	—	—
Canada	2,510	1	—	—
Mexico	377	—	—	—

Total Non-U.S.	84,713	44	26,732	59

Total	$190,287	100%	$45,787	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:16 — Global’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(c)	Reflects investments in Finland, France, Germany, Hungary, Poland, Sweden, and the United Kingdom.

Property Diversification

Information regarding CPA®:16 — Global’s property diversification at December 31, 2009 is set forth below (dollars in thousands):

			Equity Investments in
	Consolidated Investments		Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Property Type	Revenue(a)	Revenue	Revenue(a)	Revenue

Industrial	$85,589	46%	$6,250	14%
Warehouse/Distribution	36,633	19	636	1
Retail	36,069	19	8,132	18
Office	23,744	12	20,765	45
Other Properties(c)	8,252	4	10,004	22

Total	$190,287	100%	$45,787	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:16 — Global’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(c)	Other properties include hospitality and educational properties, residential, self-storage facilities as well as undeveloped land.

Tenant Diversification

Information regarding CPA®:16 — Global’s tenant diversification at December 31, 2009 is set forth below (dollars in thousands):

			Equity Investments in
	Consolidated Investments		Real Estate(c)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(a)	Revenue(b)	Revenue	Revenue(b)	Revenue

Retail trade	$55,001	29%	$8,177	18%
Chemicals, plastics, rubber, and glass	19,749	10	—	—
Automotive	18,229	10	423	1
Healthcare, education and childcare	12,053	6	—	—
Transportation — cargo	10,322	5	—	—
Telecommunications	10,058	5	—	—
Construction and building	9,373	5	—	—
Consumer and non-durable goods	9,255	5	—	—
Beverages, food, and tobacco	8,424	4	—	—
Electronics	8,207	4	5,992	13
Business and commercial services	6,916	4	—	—
Machinery	4,177	2	2,433	6
Grocery	3,450	2	—	—

			Equity Investments in
	Consolidated Investments		Real Estate(c)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(a)	Revenue(b)	Revenue	Revenue(b)	Revenue

Hotels and gaming	3,000	2	—	—
Media: printing and publishing	2,126	1	6,591	14
Textiles, leather, and apparel	1,992	1	1,836	4
Aerospace and defense	1,389	1	1,573	4
Insurance	1,313	1	3,786	8
Buildings and real estate	—	—	6,497	14
Federal, state and local government	—	—	4,348	9
Transportation — personal	—	—	3,499	8
Other(d)	5,253	3	632	1

Total	$190,287	100%	$45,787	100%

(a)	Based on the Moody’s Investors Service, Inc. classification system and information provided by the tenant.

(b)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(c)	Reflects CPA®:16 — Global’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

(d)	Includes revenue from tenants in consolidated investments in the following industries: consumer services (1%), mining, metals and primary metal (1%) and utilities (1%). For equity investments in real estate, Other consists of revenue from tenants in mining, metals and primary metal.

Lease Expirations

At December 31, 2009, lease expirations of CPA®:16 — Global’s properties were as follows (dollars in thousands):

			Equity Investments in
	Consolidated Investments		Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Year of Lease Expiration	Revenue(a)	Revenue	Revenue(a)	Revenue

2010 — 2013	$—	—%	$1,573	3%
2014	—	—	3,499	8
2015	596	—	3,786	8
2016	3,297	2	3,575	8
2017	2,000	1	—	—
2018 — 2019	4,773	3	4,348	9
2020 — 2024	60,077	32	19,515	43
2025 — 2029	74,995	39	5,535	12
2030 and thereafter	44,567	23	3,956	9

Total	$190,287	100%	$45,787	100%

(a)	Reflects annualized contractual minimum base rent for the fourth quarter of 2009.

(b)	Reflects CPA®:16 — Global’s pro rata share of annualized contractual minimum base rent for the fourth quarter of 2009 from equity investments in real estate.

Asset Management

CPA®:16 — Global believes that effective management of its assets is essential to maintain and enhance property values. Important aspects of asset management include restructuring transactions to meet the evolving needs of current tenants, re-leasing properties, refinancing debt, selling assets and knowledge of the bankruptcy process.

The advisor monitors, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of CPA®:16 — Global’s properties. Monitoring involves receiving assurances that each tenant has paid real estate taxes, assessments and other expenses relating to the properties it occupies and confirming that appropriate insurance coverage is being maintained by the tenant. For international compliance, the advisor also utilizes third-party asset managers for certain investments. The advisor reviews financial statements of CPA®:16 — Global’s tenants and undertakes regular physical inspections of the condition and maintenance of its properties. Additionally, the advisor periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry.

Holding Period

CPA®:16 — Global intends to hold each property it invests in for an extended period. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation for stockholders or avoiding increases in risk. No assurance can be given that this objective will be realized.

CPA®:16 — Global’s intention is to consider alternatives for providing liquidity for its stockholders generally commencing eight years following the investment of substantially all of the net proceeds from its initial public offering. CPA®:16 — Global completed the investment of substantially all of the net proceeds of its initial public offering during 2006. While CPA®:16 — Global has substantially invested the proceeds of its offerings, it expects to continue to participate in future investments with its affiliates to the extent it has funds available for investment. CPA®:16 — Global may provide liquidity for its stockholders through sales of assets, either on a portfolio basis or individually, a listing of its shares on a stock exchange, a merger (which may include a merger with one or more of its affiliated CPA® REITs and/or with the advisor) or another transaction approved by its board of directors. CPA®:16 — Global is under no obligation to liquidate its portfolio within any particular period since the precise timing will depend on real estate and financial markets, economic conditions of the areas in which the properties are located and tax effects on stockholders that may prevail in the future. Furthermore, there can be no assurance that CPA®:16 — Global will be able to consummate a liquidity event. In the most recent instances in which CPA® REIT stockholders were provided with liquidity, the liquidating entity merged with another, later-formed CPA® REIT. In each of these transactions, stockholders of the liquidating entity were offered the opportunity to exchange their shares for shares of the merged entity, cash or a short-term note.

Financing Strategies

Consistent with its investment policies, CPA®:16 — Global uses leverage when available on favorable terms. CPA®:16 — Global generally borrows in the same currency that is used to pay rent on the property. This enables CPA®:16 — Global to mitigate a portion of its currency risk on international investments. Substantially all of CPA®:16 — Global’s mortgage loans are non-recourse and provide for monthly or quarterly installments, which include scheduled payments of principal. At September 30, 2010, 97% of its mortgage financing bore interest at fixed rates. Approximately 90% of CPA®:16 — Global’s variable rate debt currently bears interest at fixed rates but will reset in the future, pursuant to the terms of the mortgage contracts. Accordingly, CPA®:16 — Global’s near term cash flow should not be adversely affected by increases in interest rates. The advisor may refinance properties or defease a loan when a decline in interest rates makes it profitable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase the investment. There is no assurance that existing debt will be refinanced at lower rates of interest as the debt matures. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate. The prepayment of loans may require CPA®:16 — Global to pay a yield maintenance premium to the lender in order to pay off a loan prior to its maturity.

A lender on non-recourse mortgage debt generally has recourse only to the property collateralizing such debt and not to any of CPA®:16 — Global’s other assets, while unsecured financing would give a lender recourse to all of its assets. The use of non-recourse debt, therefore, helps CPA®:16 — Global to limit the exposure of its assets to any one debt obligation. Lenders may, however, have recourse to CPA®:16 — Global’s other assets in limited circumstances not related to the repayment of the indebtedness, such as under an environmental indemnity or in the case of fraud. Lenders may also seek to include in the terms of mortgage loans provisions making the termination or replacement of the advisor an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. CPA®:16 — Global will attempt to negotiate loan terms allowing it to replace or terminate the advisor. Even if CPA®:16 — Global is successful in negotiating such provisions, the replacement or termination of the advisor may require the prior consent of the mortgage lenders.

Investment Strategies

CPA®:16 — Global invests primarily in income-producing properties that are, upon acquisition, improved or being developed or that are to be developed within a reasonable period after acquisition.

Most of CPA®:16 — Global’s properties are subject to long-term net leases and were acquired through sale-leaseback transactions in which CPA®:16 — Global acquires properties from companies that simultaneously lease the properties back from it. These sale-leaseback transactions provide the lessee company with a source of capital that is an alternative to other financing sources such as corporate borrowing, mortgaging real property, or selling shares of its stock.

CPA®:16 — Global’s sale-leaseback transactions may occur in conjunction with acquisitions, recapitalizations or other corporate transactions. CPA®:16 — Global may act as one of several sources of financing for these transactions by purchasing real property from the seller and net leasing it back to the seller or its successor in interest (the lessee).

In analyzing potential net lease investment opportunities, the advisor reviews all aspects of a transaction, including the creditworthiness of the tenant or borrower and the underlying real estate fundamentals, to determine whether a potential acquisition satisfies CPA®:16 — Global’s investment criteria. The advisor generally considers, among other things, the following aspects of each transaction:

Tenant/Borrower Evaluation.  The advisor evaluates each potential tenant or borrower for its creditworthiness, typically considering factors such as management experience, industry position and fundamentals, operating history, and capital structure, as well as other factors that may be relevant to a particular investment. The advisor seeks opportunities in which it believes the tenant may have a stable or improving credit profile or the credit profile has not been recognized by the market. In evaluating a possible investment, the creditworthiness of a tenant or borrower will often be a more significant factor than the value of the underlying real estate, particularly if the underlying property is specifically suited to the needs of the tenant; however, in certain circumstances where the real estate is attractively valued, the creditworthiness of the tenant may be a secondary consideration. Whether a prospective tenant or borrower is creditworthy will be determined by the advisor’s investment department and its investment committee, as described below. However, creditworthy does not mean “investment grade.”

Properties Important to Tenant/Borrower Operations.  The advisor generally focuses on properties that it believes are essential or important to the ongoing operations of the tenant. The advisor believes that these properties provide better protection generally as well as in the event of a bankruptcy, since a tenant/borrower is less likely to risk the loss of a critically important lease or property in a bankruptcy proceeding or otherwise.

Diversification.  The advisor attempts to diversify CPA®:16 — Global’s portfolio to avoid dependence on any one particular tenant, borrower, collateral type, geographic location or tenant/borrower industry. By diversifying the portfolio, the advisor seeks to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region.

Lease Terms.  Generally, the net leased properties in which CPA®:16 — Global invests will be leased on a full recourse basis to its tenants or their affiliates. In addition, the advisor generally seeks to include a clause in each lease that provides for increases in rent over the term of the lease. These increases are fixed or tied to increases in indices such as the CPI, or other similar indices in the jurisdiction in which the property is located, but may contain caps or other limitations, either on an annual or overall basis. Further, in some jurisdictions (notably Germany), these clauses must provide for rent adjustments based on increases or decreases in the relevant index. In the case of retail stores and hotels, the lease may provide for participation in gross revenues above a stated level. Alternatively, a lease may provide for mandated rental increases on specific dates or other methods.

Collateral Evaluation.  The advisor reviews the physical condition of the property and conducts a market evaluation to determine the likelihood of replacing the rental stream if the tenant defaults or of a sale of the property in such circumstances. The advisor will also generally engage third parties to conduct, or require the seller to conduct, Phase I or similar environmental site assessments (including a visual inspection for the potential presence of asbestos) in an attempt to identify potential environmental liabilities associated with a property prior to its acquisition. If potential environmental liabilities are identified, the advisor generally requires that identified environmental issues be resolved by the seller prior to property acquisition or, where such issues cannot be resolved prior to acquisition, requires tenants contractually to assume responsibility for resolving identified environmental issues post-closing and provide indemnification protections against any potential claims, losses or expenses arising from such matters. Although the advisor generally relies on its own analysis in determining whether to make an investment, each real property to be purchased by CPA®:16 — Global will be valued by an independent valuation firm. The contractual purchase price (plus acquisition fees, but excluding acquisition expenses, payable to the advisor) for a real property CPA®:16 — Global acquires will not exceed its valuation, unless approved by its independent directors. The valuations may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the lessee’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. The valuation may be greater than the construction cost or the replacement cost of a property, and the actual sale price of a property if sold by CPA®:16 — Global may be greater or less than the valuation. In cases of special purpose real estate, a property is examined in light of the prospects for the tenant/borrower’s enterprise and the financial strength and the role of that asset in the context of the tenant/borrower’s overall viability. Operating results of properties and other collateral may be examined to determine whether or not projected income levels are likely to be met. The advisor also considers factors particular to the laws of foreign countries, in addition to the risks normally associated with real property investments, when considering an investment outside the U.S.

Transaction Provisions to Enhance and Protect Value.  The advisor attempts to include provisions in CPA®:16 — Global’s leases that it believes may help protect CPA®:16 — Global’s investment from changes in the operating and financial characteristics of a tenant that may affect its ability to satisfy its obligations to CPA®:16 — Global or reduce the value of its investment, such as requiring CPA®:16 — Global’s consent to specified tenant activity, requiring the tenant to provide indemnification protections, and requiring the tenant to satisfy specific operating tests. The advisor may also seek to enhance the likelihood of a tenant’s lease obligations being satisfied through a guaranty of obligations from the tenant’s corporate parent or other entity or a letter of credit. This credit enhancement, if obtained, provides CPA®:16 — Global with additional financial security. However, in markets where competition for net lease transactions is strong, some or all of these provisions may be difficult to negotiate. In addition, in some circumstances, tenants may retain the right to repurchase the property leased by the tenant. The option purchase price is generally the greater of the contract purchase price or the fair market value of the property at the time the option is exercised.

Other Equity Enhancements.  The advisor may attempt to obtain equity enhancements in connection with transactions. These equity enhancements may involve warrants exercisable at a future time to purchase stock of the tenant or borrower or their parent. If warrants are obtained, and become exercisable, and if the value of the stock subsequently exceeds the exercise price of the warrant, equity enhancements can help achieve CPA®:16 — Global’s goal of increasing investor returns.

Investment Decisions.  The advisor’s investment department, under the oversight of its chief investment officer, is primarily responsible for evaluating, negotiating and structuring potential investment opportunities for the CPA® REITs and W. P. Carey. Before an investment is made, the transaction is reviewed by the advisor’s investment committee. The investment committee is not directly involved in originating or negotiating potential investments but instead functions as a separate and final step in the acquisition process. The advisor places special emphasis on having experienced individuals serve on its investment committee. The advisor generally will not invest in a transaction on CPA®:16 — Global’s behalf unless it is approved by the investment committee, except that investments with a total purchase price of $10 million or less may be approved by either the chairman of the investment committee or the advisor’s chief investment officer (up to, in the case of investments other than long-term net leases, a cap of $30 million or 5% of CPA®:16 — Global’s estimated net asset value, whichever is greater, provided that such investments may not have a credit rating of less than BBB-). For transactions that meet the investment criteria of more than one CPA® REIT, the chief investment officer has discretion to allocate the investment to or among the CPA® REITs. In cases where two or more CPA® REITs (or one or more of the CPA® REITs and the advisor) will hold the investment, a majority of the independent directors of each CPA® REIT investing in the property must also approve the transaction.

The following people currently serve on the investment committee:

•	Nathaniel S. Coolidge, Chairman — Former senior vice president and head of the bond and corporate finance department of John Hancock Mutual Life Insurance (currently known as John Hancock Life Insurance Company). Mr. Coolidge’s responsibilities included overseeing its entire portfolio of fixed income investments.

•	Axel K.A. Hansing — Currently serving as a senior partner at Coller Capital, Ltd., a global leader in the private equity secondary market, and responsible for investment activity in parts of Europe, Turkey and South Africa.

•	Frank J. Hoenemeyer — Former vice chairman and chief investment officer of the Prudential Insurance Company of America. As chief investment officer, he was responsible for all of Prudential Insurance Company of America’s investments including stocks, bonds and real estate.

•	Dr. Lawrence R. Klein — Currently serving as professor emeritus of economics and finance at the University of Pennsylvania and its Wharton School. Recipient of the 1980 Nobel Prize in economic sciences and former consultant to both the Federal Reserve Board and the President’s Council of Economic Advisors.

•	Richard C. Marston — Currently the James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School. Mr. Marston replaced Trevor P. Bond after Mr. Bond was appointed as W. P. Carey’s Interim Chief Executive Officer on July 6, 2010.

•	Nick J.M. van Ommen — Former chief executive officer of the European Public Real Estate Association promoting, developing and representing the European public real estate sector, with over twenty years of financial industry experience.

•	Dr. Karsten von Köller — Currently chairman of Lone Star Germany GmbH, chairman of the Supervisory Board of Düsseldorf Hypothekenbank AG and vice chairman of the Supervisory Boards of

IKB Deutsche Industriebank AG, Corealcredit Bank AG and MHB Bank AG. Former chairman of the board of management of Eurohypo AG.

•	Jean Hoysradt — Currently serving as chief investment officer of Mousse Partners Limited, an investment office based in New York. Former senior vice president and head of securities investment and treasury at New York Life Insurance Company, Ms. Hoysradt previously held positions of increasing responsibility at AXA (The Equitable Life Assurance Society), Credit Suisse (The First Boston Corporation) and JP Morgan (Manufacturers Hanover Trust Company), where she was involved with a variety of investment management and transaction related areas.

Competition

CPA®:16 — Global has historically faced active competition from many sources for investment opportunities in commercial properties net leased to major corporations both domestically and internationally. While there was a decrease in such competition as a result of the recent deterioration in the credit and real estate financing markets, CPA®:16 — Global has seen competition increase as markets have improved. In general, CPA®:16 — Global believes the advisor’s experience in real estate, credit underwriting and transaction structuring should allow it to compete effectively for commercial properties. However, competitors may be willing to accept rates of returns, lease terms, other transaction terms or levels of risk that CPA®:16 — Global may find unacceptable.

Environmental Matters

CPA®:16 — Global’s properties generally are or have been used for commercial purposes, including industrial and manufacturing properties. Under various federal, state and local environmental laws and regulations, current and former owners and operators of property may have liability for the cost of investigating, cleaning-up or disposing of hazardous materials released at, on, under, in or from the property. These laws typically impose responsibility and liability without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability under these laws is often joint and several. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials. As part of its efforts to mitigate these risks, CPA®:16 — Global typically engages third parties to perform assessments of potential environmental risks when evaluating a new acquisition of property, and frequently obtains contractual protection (indemnities, cash reserves, letters of credit or other instruments) from property sellers, tenants, a tenant’s parent company or another third party to address known or potential environmental issues.

Transactions with Affiliates

On December 13, 2010, CPA®:16 — Global entered into the merger agreement with CPA®:14, pursuant to which CPA®:14 will, subject to the terms and conditions of the merger agreement, merge with and into CPA®:16 — Global Merger Sub, with CPA®:16 — Global Merger Sub surviving the merger as a subsidiary of CPA®:16 — Global, or engage in the alternate structure to effectuate the business combination.

CPA®:16 — Global has an advisory agreement with the advisor whereby the advisor performs certain services for it for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor manages CPA®:16 — Global’s day-to-day operations, for which CPA®:16 — Global pays the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for CPA®:16 — Global, for which CPA®:16 — Global pays the advisor structuring and subordinated disposition fees. In addition, CPA®:16 — Global reimburses the advisor for certain administrative duties performed on its behalf including providing a report, on an annual basis, to the independent directors of CPA®:16 — Global, regarding a self-assessment of its performance and compensation. CPA®:16 — Global also has certain agreements with joint ventures. These transactions are described below.

CPA®:16 — Global pays the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of its average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of CPA®:16 — Global’s common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by CPA®:16 — Global’s most recently published estimated net asset value per share as approved by its board of directors. For 2010 and 2009, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares. CPA®:16 — Global incurred base asset management fees of $8.8 million for each of the nine months ended September 30, 2010 and 2009, with performance fees in like amounts, both of which are included in Property expenses in the accompanying consolidated financial statements. At September 30, 2010, the advisor owned 6,671,391 shares (5.3%) of CPA®:16 — Global’s common stock.

CPA®:16 — Global also pays the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on its behalf. Acquisition fees average approximately 4.5% of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the investment is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date on which the investment was purchased, subject to satisfaction of the 6% performance criterion. Interest on unpaid installments is 5% per year. CPA®:16 — Global did not incur any current or deferred acquisition fees during the nine months ended September 30, 2010. CPA®:16 — Global incurred current and deferred acquisition fees of $2.9 million and $2.3 million, respectively, during the nine months ended September 30, 2009. Unpaid installments of deferred acquisition fees totaled $2.7 million and $9.0 million at September 30, 2010 and December 31, 2009, respectively, and are included in Due to affiliates in the accompanying consolidated financial statements. CPA®:16 — Global paid annual deferred acquisition fee installments of $6.3 million and $9.1 million in cash to the advisor in January 2010 and 2009, respectively. CPA®:16 — Global also pays the advisor mortgage refinancing fees, which totaled $0.1 million during the nine months ended September 30, 2010. No such mortgage refinancing fees were paid during the nine months ended September 30, 2009.

CPA®:16 — Global also pays fees to the advisor for services provided to it in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $1.0 million at both September 30, 2010 and December 31, 2009.

CPA®:16 — Global reimburses the advisor for various expenses the advisor incurs in the course of providing services to CPA®:16 — Global. CPA®:16 — Global reimburses certain third-party expenses paid by the advisor on CPA®:16 — Global’s behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, CPA®:16 — Global reimburses the advisor for the allocated costs of personnel and overhead in providing management of CPA®:16 — Global’s day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. CPA®:16 — Global does not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. CPA®:16 — Global incurred personnel reimbursements of $2.6 million and $2.3 million for the nine months ended September 30, 2010 and 2009, respectively, all of which are included in General and administrative expenses in the accompanying consolidated financial statements.

Together with certain affiliates, CPA®:16 — Global participates in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. CPA®:16 — Global’s share of expenses incurred was $0.5 million and $0.6 million for the nine month periods ended September 30, 2010 and 2009, respectively. Based on gross revenues through September 30, 2010, CPA®:16 — Global’s current share of future minimum lease payments under this agreement would be $0.7 million annually through 2016.

CPA®:16 — Global owns interests in entities ranging from 25% to 70%, as well as a jointly-controlled tenant-in-common interest in a property, with the remaining interests held by affiliates. CPA®:16 — Global consolidates certain of these entities and accounts for the remainder under the equity method of accounting.

Types of Investments

Substantially all of CPA®:16 — Global’s investments to date are and will continue to be income-producing properties which are, upon acquisition, improved or being developed or which will be developed within a reasonable period of time after their acquisition. These investments have primarily been through sale-leaseback transactions, in which CPA®:16 — Global invests in properties from companies that simultaneously lease the properties back from CPA®:16 — Global subject to long-term leases. CPA®:16 — Global has also invested in domestic hotel properties. Investments are not restricted as to geographical areas.

Other Investments.  CPA®:16 — Global may invest up to 10% of its net equity in unimproved or non-income-producing real property and in “equity interests.” Investment in equity interests in the aggregate will not exceed 5% of CPA®:16 — Global’s net equity. Such “equity interests” are defined generally to mean stock, warrants or other rights to purchase the stock of, or other interests in, a tenant of a property, an entity to which CPA®:16 — Global lends money or a parent or controlling person of a borrower or tenant. CPA®:16 — Global may invest in unimproved or non-income-producing property that the advisor believes will appreciate in value or increase the value of adjoining or neighboring properties CPA®:16 — Global owns. There can be no assurance that these expectations will be realized. Often, equity interests will be “restricted securities,” as defined in Rule 144 under the Securities Act, which means that the securities have not been registered with the SEC and are subject to restrictions on sale or transfer. Under this rule, CPA®:16 — Global may be prohibited from reselling the equity securities until it has fully paid for and held the securities for a period between six months to one year. It is possible that the issuer of equity interests in which CPA®:16 — Global invests may never register the interests under the Securities Act. Whether an issuer registers its securities under the Securities Act may depend on many factors, including the success of its operations.

CPA®:16 — Global will exercise warrants or other rights to purchase stock generally if the value of the stock at the time the rights are exercised exceeds the exercise price. Payment of the exercise price will not be deemed an investment subject to the above described limitations. CPA®:16 — Global may borrow funds to pay the exercise price on warrants or other rights or may pay the exercise price from funds held for working capital and then repay the loan or replenish the working capital upon the sale of the securities or interests purchased. CPA®:16 — Global will not consider paying distributions out of the proceeds of the sale of these interests until any funds borrowed to purchase the interest have been fully repaid.

CPA®:16 — Global will not invest in real estate contracts of sale unless the contracts are in recordable form and are appropriately recorded in the applicable chain of title.

Cash resources will be invested in permitted temporary investments, which include short-term U.S. Government securities, bank certificates of deposit and other short-term liquid investments. To maintain its REIT qualification, CPA®:16 — Global also may invest in securities that qualify as “real estate assets” and produce qualifying income under the REIT provisions of the Code. Any investments in other REITs in which the advisor or any director is an affiliate must be approved as being fair and reasonable by a majority of the directors (which must include a majority of the independent directors) who are not otherwise interested in the transaction.

If at any time the character of CPA®:16 — Global’s investments would cause it to be deemed an “investment company” for purposes of the Investment Company Act of 1940, CPA®:16 — Global will take the necessary action to ensure that it is not deemed to be an investment company. The advisor will continually review CPA®:16 — Global’s investment activity, including monitoring the proportion of its portfolio that is placed in various investments, to attempt to ensure that CPA®:16 — Global does not come within the application of the Investment Company Act.

CPA®:16 — Global’s reserves, if any, will be invested in permitted temporary investments. The advisor will evaluate the relative risks and rate of return, CPA®:16 — Global’s cash needs and other appropriate considerations when making short-term investments on CPA®:16 — Global’s behalf. The rate of return of permitted temporary investments may be less than would be obtainable from real estate investments.

Joint Ventures

CPA®:16 — Global owns interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies which it does not control, but over which it exercises significant influence, and (ii) as tenants-in-common subject to common control. All of the underlying investments are jointly owned with affiliates. CPA®:16 — Global accounts for these investments under the equity method of accounting (i.e., at cost, increased or decreased by its share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth CPA®:16 — Global’s ownership interests in its equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

	Ownership
	Interest at	Carrying Value at
	September 30,	September 30,	December 31,
Lessee	2010	2010	2009

The New York Times Company	27%	$33,432	$33,195
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	33,055	33,834
Schuler A.G.(a)(b)	33%	23,178	23,469
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)(a)	25%	18,651	18,934
TietoEnator Plc(a)(c)	40%	7,302	8,488
Police Prefecture, French Government(a)(c)	50%	7,129	8,268
Frontier Spinning Mills, Inc.	40%	6,247	6,077
Pohjola Non-life Insurance Company(a)(c)	40%	5,688	6,632
Actebis Peacock GmbH(a)	30%	5,334	5,644
OBI A.G.(a)(d)	25%	4,080	6,794
Actuant Corporation(a)	50%	2,644	2,758
Consolidated Systems, Inc.(b)	40%	2,104	2,131
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)(a)	33%	1,226	1,569
Thales S.A.(a)	35%	—	356

		$150,070	$158,149

(a)	The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b)	Represents tenant-in-common interest.

(c)	The decrease in carrying value was primarily due to cash distributions made to CPA®:16 — Global by the venture.

(d)	The carrying value of this investment included CPA®:16 — Global’s share of the net loss on interest rate swap derivative instruments recognized by the venture.

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. CPA®:16 — Global adopted this amended guidance on January 1, 2010. Upon adoption of the amended guidance, CPA®:16 — Global re-evaluated its existing interests in unconsolidated entities and determined that it should continue to account for its interest in The New York Times Company venture using the equity method of accounting. Carrying amounts related to this VIE are noted in the table above. Because CPA®:16 — Global generally utilizes non-recourse debt, its maximum exposure to this VIE is limited to the equity it has in the VIE. CPA®:16 — Global has not provided financial or other support to this VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to its interest in this entity.

The following tables present combined summarized financial information of CPA®:16 — Global’s venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent CPA®:16 — Global’s proportionate share (in thousands):

	September 30,	December 31,
	2010	2009

Assets	$1,438,623	$1,504,375
Liabilities	(961,924)	(1,003,311)

Partners’/members’ equity	$476,699	$501,064

	Nine Months Ended
	September 30,
	2010	2009

Revenues	$105,453	$103,171
Expenses	(61,793)	(63,633)
Impairment Charges(a)	(3,381)	(12,095)
Gain on sale of real estate(b)	—	11,084

Net income	$40,279	$38,527

(a)	For the nine months ended September 30, 2010, reflects impairment charges incurred by a venture that leases property to Thales S.A. to reduce the carrying value of the property to its estimated fair value. For the nine months ended September 30, 2009, reflects impairment charges incurred by a venture that formerly leased properties to Lindenmaier A.G. as a result of the tenant’s bankruptcy filing.

(b)	In July 2009, this venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million.

CPA®:16 — Global recognized income from equity investments in real estate of $13.1 million and $11.9 million for the nine months ended September 30, 2010 and 2009, respectively. Income from equity investments in real estate represents CPA®:16 — Global’s proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Equity Investment in Direct Financing Lease Acquired

In March 2009, an entity in which CPA®:16 — Global, the advisor and CPA®:17 — Global hold 27.25%, 17.75% and 55% interests, respectively, completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for approximately $233.7 million, inclusive of acquisition fees payable to the advisor. CPA®:16 — Global’s share of the purchase price was approximately $64.2 million, which was funded with existing cash resources. CPA®:16 — Global accounts for this investment under the equity method of accounting as it does not have a controlling interest in the entity but exercises significant influence over it. In connection with this investment, which was deemed to be a real estate asset acquisition under current accounting guidance, the venture capitalized acquisition-related costs and fees totaling $8.7 million, of which

CPA®:16 — Global’s share was $2.9 million. In August 2009, the venture obtained mortgage financing on the New York Times property of $119.8 million at an annual interest rate of LIBOR plus 4.75% that has been capped at 8.75% through the use of an interest rate cap and a term of five years.

Available Information

All filings CPA®:16 — Global makes with the SEC, including its Annual Report on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, are available for free on its website, http://www.cpa16.com, as soon as reasonably practicable after they are filed or furnished to the SEC. CPA®:16 — Global’s SEC filings are available to be read or copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. CPA®:16 — Global’s filings can also be obtained for free on the SEC’s Internet site at http://www.sec.gov. CPA®:16 — Global is providing its website address solely for the information of investors. CPA®:16 — Global does not intend its website to be an active link or to otherwise incorporate the information contained on its website into this joint proxy statement/prospectus or other filings with the SEC.

CPA®:16 — Global will supply to any stockholder, upon written request and without charge, a copy of this joint proxy statement/prospectus as filed with the SEC.

Description of the Properties

CPA®:16 — Global’s principal corporate offices are located at 50 Rockefeller Plaza, New York, New York 10020. The advisor also has its primary international investment offices in London and Amsterdam. The advisor also has office space domestically in Dallas, Texas and San Francisco, California and internationally in Shanghai.

See “CPA®:16 — Global’s Portfolio” in the section titled “Information about CPA®:16 — Global — Description of CPA®:16 — Global’s Business” for a discussion of the properties CPA®:16 — Global holds for rental operations and Schedule III — Real Estate and Accumulated Depreciation of CPA®:16 — Global’s consolidated financial statements accompanying this joint proxy statement/prospectus for a detailed listing of such properties.

For the year ended December 31, 2009, CPA®:16 — Global’s tenant Hellweg Die Profi-Baumarkte GmbH & Co. KG represented 20% of CPA®:16 — Global’s total lease revenue, inclusive of amounts attributable to noncontrolling interests.

Legal Proceedings

Various claims and lawsuits arising in the normal course of business are pending against CPA®:16 — Global. The results of these proceedings are not expected to have a material adverse effect on CPA®:16 — Global’s consolidated financial position or results of operations.

CPA®:16 — Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

MD&A is intended to provide the reader with information that will assist in understanding CPA®:16 — Global’s financial statements and the reasons for changes in certain key components of its financial statements from period to period. MD&A also provides the reader with CPA®:16 — Global’s perspective on its financial position and liquidity, as well as certain other factors that may affect its future results. CPA®:16 — Global’s MD&A should be read in conjunction with the consolidated financial statements and notes thereto as of September 30, 2010 and December 31, 2009 included in this joint proxy statement/prospectus.

Business Overview

CPA®:16 — Global is a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, CPA®:16 — Global is not subject to

U.S. federal income taxation as long as it satisfies certain requirements, principally relating to the nature of its income, the level of its distributions and other factors. CPA®:16 — Global earns revenue principally by leasing the properties it owns to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. CPA®:16 — Global was formed in 2003 and is managed by the advisor.

Financial Highlights

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)

Total revenues	$176,653	$173,657
Net income (loss) attributable to CPA®:16 — Global stockholders	24,376	(460)
Cash flow from operating activities	91,009	87,648
Distributions paid	61,332	60,541
Supplemental financial measures:
Funds from operations — as adjusted (AFFO)	$57,965	$56,075
Adjusted cash flow from operating activities	83,990	81,951

CPA®:16 — Global considers the performance metrics listed above, including certain non-GAAP metrics such as AFFO and adjusted cash flow from operating activities, to be important measures in the evaluation of its results of operations, liquidity and capital resources. CPA®:16 — Global evaluates its results of operations with a primary focus on the ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders. Please see “Supplemental Financial Measures” below for CPA®:16 — Global’s definition of these measures and reconciliations to their most directly comparable GAAP measure.

Net income attributable to CPA®:16 — Global stockholders in the nine months ended September 30, 2010 reflected higher lease revenue and a reduction in the level of impairment charges recognized as compared to the same period in 2009. During the nine months ended September 30, 2010, CPA®:16 — Global recognized impairment charges of $10.8 million, while for the same period in 2009 it recognized impairment charges of $45.5 million.

Cash flow from operating activities in the nine months ended September 30, 2010 benefited from the additional revenues generated from CPA®:16 — Global’s investment activity during 2009.

CPA®:16 — Global’s quarterly cash distribution remained at $0.1656 per share for the third quarter of 2010, which equates to $0.66 per share on an annualized basis.

CPA®:16 — Global’s AFFO supplemental measure for the nine months ended September 30, 2010 as compared to the same period in 2009 increased by $1.9 million, primarily due to investment activity in 2009.

CPA®:16 — Global’s adjusted cash flow from operating activities supplemental measure for the nine months ended September 30, 2010 increased as compared to the same period in 2009, reflecting increased cash flow generated as a result of 2009 investment activity.

	Years Ended December 31,
	2009	2008	2007

Total revenues	$233,902	$232,728	$160,859
Net (loss) income attributable to CPA®:16 — Global stockholders	(2,540)	20,247	34,204
Cash flow from operating activities	119,879	117,435	120,985
Distributions paid	80,778	79,011	72,551

Total revenues increased slightly in 2009 as compared to 2008 primarily due to recent investment activity and scheduled rent increases. These increases were substantially offset by fluctuations in foreign currency exchange rates.

Net loss attributable to CPA®:16 — Global stockholders for 2009 reflects impairment charges totaling $59.6 million, inclusive of amounts attributable to noncontrolling interests of $12.8 million. These impairment charges were partially offset by gains recognized on the sale of a property and extinguishment of debt, net of amounts attributable to noncontrolling interests, totaling $13.2 million in 2009. During 2008, CPA®:16 — Global incurred impairment charges totaling $4.0 million.

Changes in Management

Effective September 16, 2010, Trevor P. Bond, a director of W. P. Carey, was elected as W. P. Carey’s Chief Executive Officer. As a result, under the terms of CPA®:16 — Global’s advisory agreement, Mr. Bond also became its Chief Executive Officer at that time. Mr. Bond will also serve as the Chief Executive Officer of the other operating CPA® REITs. Mr. Bond became the interim Chief Executive Officer for CPA®:16 — Global and the other operating CPA® REITs effective July 6, 2010 pursuant to their respective advisory agreement when he was appointed as interim Chief Executive Officer of W. P. Carey on that same date upon the resignation of Gordon F. Dugan.

Current Trends

General Economic Environment

CPA®:16 — Global is impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. As of the date of this joint proxy statement/prospectus, CPA®:16 — Global has seen signs of modest improvement in the global economy following the significant distress experienced in 2008 and 2009. While these factors reflect favorably on CPA®:16 — Global’s business, the economic recovery remains weak, and CPA®:16 — Global’s business remains dependent on the speed and strength of the recovery, which cannot be predicted at this time. Nevertheless, as of the date of this joint proxy statement/prospectus, the impact of current financial and economic trends on CPA®:16 — Global’s business, and CPA®:16 — Global’s response to those trends, is presented below.

Foreign Exchange Rates

CPA®:16 — Global has foreign investments and, as a result, is subject to risk from the effects of exchange rate movements. CPA®:16 — Global’s results of foreign operations benefit from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2010, the Euro weakened primarily as a result of sovereign debt issues in several European countries. Investments denominated in the Euro accounted for approximately 35% of CPA®:16 — Global’s annualized contractual minimum base rent for 2010. During 2010, the U.S. dollar strengthened against the Euro, as the average conversion rate for the U.S. dollar in relation to the Euro decreased by 5% in comparison to 2009. Additionally, the end-of-period conversion rate of the Euro at December 31, 2010 decreased 8% to $1.3253 from $1.4333 at December 31, 2009. This strengthening had a negative impact on CPA®:16 — Global’s balance sheet at December 31, 2010 as compared to its balance sheet at December 31, 2009. While CPA®:16 — Global’s actively manages its foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on CPA®:16 — Global’s net asset values, future results, financial position and cash flows.

Capital Markets

CPA®:16 — Global has recently seen a gradual improvement in capital market conditions including new issuances of commercial mortgage-backed securities debt. Capital inflows to both commercial real estate debt and equity markets have helped increase the availability of mortgage financing and asset prices have begun to recover from their credit crisis lows. Over the past few quarters, there has been continued improvement in the availability of financing; however, lenders remain cautious and continue to employ more conservative underwriting standards. CPA®:16 — Global has seen commercial real estate capitalization rates begin to narrow from credit crisis highs, especially for higher quality assets or assets leased to tenants with strong credit.

Financing Conditions

CPA®:16 — Global has recently seen a gradual improvement in both the credit and real estate financing markets. During the year ended December 31, 2010, CPA®:16 — Global saw an increase in the number of lenders for both domestic and international investments as market conditions improved.

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation, and demographics. Since the beginning of the credit crisis, these macro-economic factors have persisted, negatively impacting commercial real estate market fundamentals, which has resulted in higher vacancies, lower rental rates, and lower demand for vacant space. While more recently there have been some indications of stabilization in asset values and slight improvements in occupancy rates, general uncertainty surrounding commercial real estate fundamentals and property valuations continues. CPA®:16 — Global is chiefly affected by changes in the appraised values of its properties, tenant defaults, inflation, lease expirations, and occupancy rates.

Net Asset Values

CPA®:16 — Global generally calculates an estimated net asset value per share for its portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of CPA®:16 — Global’s real estate provided by a third-party, adjusted to give effect to the estimated fair value of mortgages encumbering its assets, as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates and tenant defaults, among others. CPA®:16 — Global does not control these variables and, as such, cannot predict how they will change in the future.

As a result of continued weakness in the economy and a weakening of the Euro versus the dollar during 2010 and 2009, CPA®:16 — Global’s estimated net asset value per share at September 30, 2010, which was calculated in connection with the merger, decreased to $8.80, a 4.3% decline from CPA®:16 — Global’s December 31, 2009 estimated net asset value per share of $9.20.

Tenant Defaults

As a net lease investor, CPA®:16 — Global is exposed to credit risk within its tenant portfolio, which can reduce its results of operations and cash flow from operations if CPA®:16 — Global’s tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject its lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact net asset values and require CPA®:16 — Global to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, CPA®:16 — Global may restructure or renew leases on less favorable terms, or the tenant’s credit profile may deteriorate, which could affect the value of the leased asset and could in turn require CPA®:16 — Global to incur impairment charges.

As of the date of this joint proxy statement/prospectus, CPA®:16 — Global has no tenants operating under bankruptcy protection. CPA®:16 — Global’s experience for the year ended December 31, 2010 reflects an improvement from the unusually high level of tenant defaults during 2008 and 2009 when companies across many industries experienced financial distress due to the economic downturn and the seizure in the credit markets. CPA®:16 — Global continues to observe that many of its tenants have benefited from continued improvements in general business conditions.

To mitigate these risks, CPA®:16 — Global has historically looked to invest in assets that it believes are critically important to a tenant’s operations and has attempted to diversify its portfolio by tenant, tenant industry and geography. CPA®:16 — Global also monitors tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants’ financial statements and compliance with any financial covenants. When necessary, CPA®:16 — Global’s asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting its rights when tenants default or enter into bankruptcy.

Inflation

CPA®:16 — Global’s leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on CPA®:16 — Global’s results of operations. Rent adjustments during 2009 and, to a lesser extent, 2010 generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, despite recent signs of inflationary pressure, CPA®:16 — Global continues to expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

Lease Expirations and Occupancy

At December 31, 2010, CPA®:16 — Global had no significant leases scheduled to expire or renew in the next twelve months. CPA®:16 — Global’s advisor actively manages its real estate portfolio and begins discussing options with tenants in advance of the scheduled lease expiration. In certain cases, CPA®:16 — Global obtains lease renewals from its tenants; however, tenants may elect to move out at the end of their term, or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, CPA®:16 — Global may seek replacement tenants or try to sell the property.

CPA®:16 — Global’s occupancy was 99% at December 31, 2010, unchanged from December 31, 2009.

Proposed Accounting Changes

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies, but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they enter into the type of sale-leaseback transactions in which CPA®:16 — Global specializes. At this time, CPA®:16 — Global is unable to determine whether this proposal will have a material impact on its business.

The EITF of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure, the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus that changes the current authoritative accounting guidance, CPA®:16 — Global will evaluate the impact on such conclusion on its financial statements. CPA®:16 — Global deconsolidated a subsidiary that leased property to Goertz & Schiele Corp. which had total assets and liabilities of $7.5 million and $14.5 million, respectively, and recognized a gain in the amount of $7.1 million during the year ended December 31, 2010.

How CPA®:16 — Global Evaluates Results of Operations

CPA®:16 — Global evaluates its results of operations with a primary focus on its ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders and increasing its equity in its real estate. As a result, CPA®:16 — Global’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

CPA®:16 — Global considers cash flows from operating activities, cash flows from investing activities and cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of its results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple-net and mitigate, to an extent, CPA®:16 — Global’s exposure to certain property operating expenses. CPA®:16 — Global’s evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing its ability to fund operating expenses, service debt and fund distributions to stockholders.

CPA®:16 — Global considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating its ability to sustain distributions to stockholders. CPA®:16 — Global considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows CPA®:16 — Global to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, CPA®:16 — Global excludes cash distributions from equity investments in real estate that are sourced from the sales of the equity investee’s assets or refinancing of debt because it deems them to be returns of investment.

CPA®:16 — Global focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of its capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to stockholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. CPA®:16 — Global’s financing strategy has been to purchase substantially all of its properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of CPA®:16 — Global’s other assets. This strategy has allowed CPA®:16 — Global to diversify its portfolio of properties and, thereby, limit its risk. However, because of recent conditions in credit markets, obtaining financing is more challenging at present and CPA®:16 — Global may complete transactions without obtaining financing. In the event that a balloon payment comes due, CPA®:16 — Global may seek to refinance the loan, restructure the debt with existing lenders, or evaluate its ability to pay the balloon payment from its cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Results of Operations

The following table presents the components of CPA®:16 — Global’s lease revenue (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Rental income	$114,396	$111,452
Interest income from direct financing leases	20,021	20,833

	$134,417	$132,285

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that CPA®:16 — Global earned from lease obligations through its direct ownership of real estate (in thousands):

	Nine Months Ended
	September 30,
Lessee	2010	2009

Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)(a)(b)	25,569	26,362
Telcordia Technologies, Inc.	7,273	7,002
Tesco plc(a)(b)(c)	5,443	1,479
Nordic Cold Storage LLC	5,174	5,080
Berry Plastics Corporation(b)	5,128	4,981
Fraikin SAS(a)(d)	3,984	4,379
The Talaria Company (Hinckley)(b)	3,883	3,896
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico(a)(e)	3,622	3,502
International Aluminum Corp. and United States Aluminum of Canada Ltd.(a)	3,405	3,376
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD(a)	3,190	2,862
Huntsman International, LLC	3,011	3,011
Best Brands Corp.	3,006	2,982
Ply Gem Industries, Inc.(a)	2,933	2,890
Bob’s Discount Furniture, LLC	2,722	2,658
TRW Vehicle Safety Systems Inc.(e)	2,676	2,676
Kings Super Markets Inc.	2,633	2,562
Universal Technical Institute of California, Inc.	2,601	2,564
Finisar Corporation	2,466	2,466
Performance Fibers GmbH(a)	2,388	2,510
Dick’s Sporting Goods, Inc.(b)	2,347	2,347
Other(a)(b)(e)	40,963	42,700

	$134,417	$132,285

(a)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the nine months ended September 30, 2010 strengthened by approximately 4%in comparison to the same period in 2009, resulting in a negative impact on lease revenues for CPA®:16 — Global’s Euro-denominated investments in the current year period.

(b)	These revenues are generated in consolidated ventures, generally with CPA®:16 — Global’s affiliates, and on a combined basis, include revenues applicable to noncontrolling interests totaling $31.6 million and $30.6 million for the nine months ended September 30, 2010 and 2009, respectively.

(c)	This investment was acquired in July 2009.

(d)	The decrease was due to a CPI-based (or equivalent) rent decrease.

(e)	This tenant operates in the automotive industry. Included in “Other” are lease revenues from four additional tenants operating in the automotive industry totaling $4.6 million and $5.4 million for the nine months ended September 30, 2010 and 2009, respectively, inclusive of amounts attributable to noncontrolling interests of $0.3 million and $0.6 million, respectively.

CPA®:16 — Global recognizes income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures for the nine months ended September 30, 2010 and 2009. Amounts provided are the total amounts attributable to the ventures and do not represent CPA®:16 — Global’s proportionate share (dollars in thousands):

	Ownership
	Interest at	Nine Months Ended
	September 30,	September 30,
Lessee	2010	2010	2009

U-Haul Moving Partners, Inc. and Mercury Partners, L.P.(a)	31%	$24,276	$22,379
The New York Times Company(b)	27%	19,985	15,034
OBI A.G.(c)	25%	11,905	12,158
Hellweg Die Profi-Baumarkte GmbH & Co. KG(c)	25%	10,629	10,914
Pohjola Non-life Insurance Company(c)	40%	6,442	6,793
Police Prefecture, French Government(c)	50%	6,151	5,979
TietoEnator Plc(c)	40%	6,116	6,348
Schuler A.G.(c)	33%	4,602	4,821
Frontier Spinning Mills, Inc.	40%	3,350	3,350
Thales S.A.(c)(d)	35%	3,098	8,099
Actebis Peacock GmbH(c)	30%	2,945	3,044
Consolidated Systems, Inc.	40%	1,373	1,373
Actuant Corporation(c)	50%	1,301	1,366
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)(c)(e)	33%	974	1,531

		$103,147	$103,189

(a)	The increase was due to a CPI-based (or equivalent) rent increase.

(b)	CPA®:16 — Global acquired its interest in this investment in March 2009.

(c)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the nine months ended September 30, 2010 strengthened by approximately 4%in comparison to the same period in 2009, resulting in a negative impact on lease revenues for CPA®:16 — Global’s Euro-denominated investments in the current year period.

(d)	The venture sold four of the five properties leased to Thales in July 2009.

(e)	The venture formerly leased two properties to Lindenmaier. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that provided for substantially lower rental income. In April 2010, the venture entered into a lease agreement with a new tenant, Barth Europa, at a vacant property formerly leased to Lindenmaier and in August 2010, MSR Technologies GmbH took over the Lindenmaier business and entered into a new lease with the venture.

CPA®:16 — Global’s evaluation of the sources of lease revenues for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007

Rental income	$150,837	$147,862	$110,688
Interest income from direct financing leases	27,448	28,864	24,134

	$178,285	$176,726	$134,822

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that CPA®:16 — Global earned from lease obligations through its direct ownership of real estate (in thousands):

	Years Ended December 31,
Lessee	2009	2008	2007

Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)(b)(c)	$35,889	$37,128	$25,536
Telcordia Technologies, Inc.	9,371	9,311	9,127
Nordic Cold Storage LLC(d)	6,830	6,257	5,591
Berry Plastics Corporation(a)(c)	6,641	6,651	218
Fraikin SAS(a)(b)(e)	5,935	5,888	4,911
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico(b)(f)(g)	4,715	6,365	3,992
International Aluminum Corp. and United States Aluminum of Canada, Ltd.(a)(b)	4,518	4,454	2,411
The Talaria Company (Hinckley)(c)(e)(h)	4,133	4,984	4,998
Huntsman International, LLC	4,027	4,027	4,027
Best Brands Corp.(e)(i)	3,995	3,129	—
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD(b)(d)	3,903	4,109	3,659
Ply Gem Industries, Inc.(b)	3,884	3,834	3,730
TRW Vehicle Safety Systems Inc.(g)	3,568	3,568	3,568
Bob’s Discount Furniture, LLC(a)	3,564	3,538	2,643
Tesco plc(b)(j)	3,420	—	—
Universal Technical Institute of California, Inc.(a)	3,418	3,418	1,555
Kings Super Markets Inc.	3,416	3,416	3,416
Performance Fibers GmbH(b)	3,408	3,531	3,276
Finisar Corporation	3,287	3,224	3,276
Dick’s Sporting Goods, Inc.(a)(c)	3,141	3,141	3,030
Other(b)(c)(g)(e)	57,222	56,753	45,858

	$178,285	$176,726	$134,822

(a)	Investment acquired or placed into service in 2007. CPA®:16 — Global also owns an equity investment in other properties leased to Hellweg through a 2005 transaction.

(b)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for CPA®:16 — Global’s Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(c)	These revenues are generated in consolidated ventures, generally with affiliates, and include lease revenues applicable to noncontrolling interests totaling $41.9 million, $40.3 million and $27.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(d)	Increase in 2009 or 2008 was due to CPI-based (or equivalent) rent increase.

(e)	During 2009, CPA®:16 — Global incurred impairment charges related to these tenants.

(f)	Inclusive of an out-of-period adjustment of $1.8 million in 2008.

(g)	Tenant operates in the automotive industry. Included in “Other” are lease revenues from four additional tenants operating in the automotive industry totaling $7.4 million, $7.8 million, and $5.8 million for 2009, 2008 and 2007, respectively.

(h)	During 2009, CPA®:16 — Global entered into a lease amendment with the tenant to defer certain rental payments until April 2010 as a result of the tenant’s financial difficulties.

(i)	CPA®:16 — Global acquired its interest in this investment during 2008.

(j)	CPA®:16 — Global acquired its interest in this investment during 2009.

CPA®:16 — Global recognizes income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures for the years ended December 31, 2009, 2008 and 2007. Amounts provided are the total amounts attributable to the ventures and do not represent CPA®:16 — Global’s proportionate share (dollars in thousands):

	Ownership
	Interest at	Years Ended December 31,
Lessee	December 31, 2009	2009	2008	2007

U-Haul Moving Partners, Inc. and Mercury Partners, L.P.(a)	31%	$30,589	$28,541	$28,541
The New York Times Company(b)	27%	21,751	—	—
OBI A.G.(c)	25%	16,637	17,317	15,506
Hellweg Die Profi-Baumarkte GmbH & Co. KG(c)(d)	25%	14,881	15,155	14,115
Pohjola Non-life Insurance Company(c)(d)	40%	9,240	9,343	8,454
TietoEnator Plc(c)(d)	40%	8,636	8,790	7,963
Police Prefecture, French Government(c)(d)	50%	8,272	8,109	7,109
Schuler A.G.(c)(e)	33%	6,568	6,802	1,808
Frontier Spinning Mills, Inc.(f)	40%	4,469	12	—
Thales S.A.(c)(d)(g)	35%	9,357	14,240	12,990
Actebis Peacock GmbH.(c)(f)	30%	4,143	2,065	—
Lindenmaier A.G.(c)(e)(h)	33%	2,000	2,703	510
Actuant Corporation(c)	50%	1,856	1,905	1,747
Consolidated Systems, Inc.	40%	1,831	1,831	1,810

		$140,230	$116,813	$100,553

(a)	Increase in 2009 was due to CPI-based rent increase.

(b)	CPA®:16 — Global acquired its interest in this venture in March 2009.

(c)	Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for CPA®:16 — Global’s Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(d)	Increase in 2008 was due to CPI-based (or equivalent) rent increases.

(e)	CPA®:16 — Global acquired its interest in this venture during 2007.

(f)	CPA®:16 — Global acquired its interest in the Frontier Spinning Mills venture in December 2008 and the Actebis Peacock venture in July 2008.

(g)	The venture sold four of the five properties leased to Thales in July 2009.

(h)	Tenant operates in the automotive industry and is operating under bankruptcy protection.

Hellweg 2

For the three years ended December 31, 2009, CPA®:16 — Global’s results of operations were significantly impacted by a transaction in April 2007 (the “Hellweg 2” transaction) in which CPA®:16 — Global and its affiliates acquired a venture, the “property venture,” that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. CPA®:16 — Global and its affiliates also acquired a second venture, the “lending venture,” which made a loan, the “note receivable,” to the holder of the remaining 75.3% interests in the limited partnership, which is referred to in this joint proxy statement/prospectus as the CPA®:16 — Global partner. CPA®:16 — Global’s total effective ownership interest in the ventures is approximately 26% and it consolidates the ventures in its financial statements under current accounting guidance. The total cost of the interests in these ventures was $446.4 million, inclusive of affiliates’ noncontrolling interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse mortgage financing of $378.6 million, inclusive of affiliates’ noncontrolling interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years. Under the terms of the note receivable, which as of the date of acquisition had a principal balance of $314.2 million, inclusive of affiliates’ noncontrolling interest of $233.6 million, the lending venture will receive interest that approximates 75.3% of all operating income earned by the limited partnership, less adjustments.

Although CPA®:16 — Global consolidates the results of operations of the Hellweg 2 transaction, because its effective ownership interest is approximately 26% a significant portion of the results of operations from this transaction is reduced by the affiliates’ noncontrolling interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, CPA®:16 — Global does not expect this transaction to have a significant impact on its net income. However, the transaction has a significant impact on many of the components of its net income, as described below.

Lease Revenues

CPA®:16 — Global’s net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are intended to increase lease revenues in the future. CPA®:16 — Global owns international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies. In certain cases, although CPA®:16 — Global recognizes lease revenue in connection with its tenants’ obligation to pay rent, CPA®:16 — Global may also increase its uncollected rent expense if tenants are experiencing financial distress and have not paid the rent that they owe.

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same periods in 2009, lease revenues increased by $2.1 million. Lease revenue from the July 2009 Tesco investment contributed $3.7 million. This increase was partially offset by fluctuations in foreign currency exchange rates which had a negative impact on lease revenues of $1.2 million, as well as lower rental income recognized from the lease entered into with SaarOTEC as compared to the previous lease, which resulted in a decrease of $0.5 million for the nine months ended September 30, 2010 as compared to the same period in 2009.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $1.6 million. Lease revenues increased by $6.3 million from investments entered into during 2009 and 2008 and by $3.9 million as a result of scheduled rent increases at several properties during the same periods. These increases were substantially offset by the negative impact of fluctuations in foreign currency exchange rates (primarily the Euro), which reduced lease revenues by $4.7 million, as well as sales of properties and lease restructurings during 2009, which reduced lease revenues by $2.0 million. In addition, lease revenues in 2008 included an out-of-period adjustment of $1.8 million. The Hellweg 2 transaction contributed $35.9 million to lease revenue in 2009, inclusive of noncontrolling interest of $33.5 million.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, lease revenues increased by $41.9 million. Rental income from investments acquired or placed into service during 2007 and 2008 contributed $29.0 million and $6.8 million, respectively, to lease revenue in 2008, while fluctuations in foreign currency exchange rates contributed $2.9 million. In addition, lease revenues in 2008 included the $1.8 million out-of-period adjustment noted above. The Hellweg 2 transaction contributed $37.1 million to lease revenue in 2008, inclusive of noncontrolling interest of $34.7 million.

Interest Income on Notes Receivable

2009 vs. 2008.  Interest income on notes receivable was $28.8 million, $29.5 million and $20.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $8.7 million increase was primarily due to the full year impact from CPA®:16 — Global’s investment in a note receivable in connection with the Hellweg 2 transaction, which occurred in April 2007. The Hellweg 2 transaction contributed interest income of $27.1 million, $28.1 million and $19.5 million in 2009, 2008 and 2007, respectively, inclusive of noncontrolling interests of $20.2 million, $20.9 million and $14.5 million in 2009, 2008 and 2007, respectively.

Other Real Estate Income

Other real estate income generally consists of revenue from taxable subsidiaries that earn revenue from domestic hotels.

2009, 2008 and 2007.  Other real estate income was $23.2 million, $23.2 million and $3.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $19.8 million increase was due to the full year impact of income earned from a September 2007 hotel property acquisition, which contributed $10.1 million of the increase, while income from a hotel property placed into service in the first quarter of 2008 contributed $9.8 million.

Depreciation and Amortization

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, depreciation and amortization expense increased by $1.2 million due primarily to depreciation/amortization on the July 2009 Tesco investment of $1.9 million, partially offset by a decrease of $0.3 million as a result of impairments recognized in the prior year, which caused a decline in the basis of the assets being depreciated/amortized. Additionally, the impact of the full amortization of certain intangible assets resulted in a decrease in depreciation and amortization expense for the nine months ended September 30, 2010 as compared to the same period in 2009.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, depreciation and amortization expense increased by $2.2 million, primarily due to investments entered into or placed into service during 2008 and 2009.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, depreciation and amortization increased by $14.0 million, substantially all of which was due to depreciation and amortization incurred on investments entered into or placed into service during 2008 and 2007. The full year impact on depreciation and amortization in connection with the Hellweg 2 transaction in April 2007 accounted for $3.1 million of the increase in 2008, inclusive of noncontrolling interests of $2.4 million.

Property Expenses

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, property expenses decreased by $3.0 million, primarily due to a decrease in uncollected rent expense of $3.5 million, partially offset by an increase in both reimbursable tenant costs and professional fees of $0.3 million. During 2008 and 2009, CPA®:16 — Global recognized uncollected rent expense in connection with three tenants in the automotive industry experiencing financial difficulties. In the third quarter of 2010, a recovery of $1.6 million was recorded as a result of improvements in the financial outlook of these tenants. The remaining decrease in uncollected rent expense is related to certain tenants who are no longer experiencing financial difficulties.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, property expenses increased by $1.2 million, primarily due to an increase in uncollected rent expense as a result of a higher number of tenants experiencing financial difficulties.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, property expenses increased by $11.1 million. Asset management and performance fees in 2008 increased by $6.1 million as a result of the increase in CPA®:16 — Global’s asset base due to investment activity in 2008 and 2007. Uncollected rent expense increased by $2.2 million, primarily due to a higher number of tenants experiencing financial difficulties, while reimbursable tenant costs increased by $1.8 million. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

Other Real Estate Expenses

Other real estate expenses generally consist of expenses incurred by taxable subsidiaries that earn revenue from domestic hotels.

2009, 2008 and 2007.  Other real estate expenses were $18.1 million, $19.4 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2008 as compared to 2007, the $16.1 million increase was due to expenses incurred at a hotel property placed into service during the first quarter of 2008, which totaled $8.5 million, while the full year impact of expenses incurred at a hotel property acquired in 2007 contributed $7.6 million.

General and Administrative

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, general and administrative expenses decreased by $3.5 million primarily due to a reduction in business development costs of $2.0 million, as well as a decrease in professional services fees of $1.4 million. Business development costs are costs incurred in connection with potential investments that ultimately were not consummated.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, general and administrative expenses increased by $3.0 million. Professional services fees increased by $1.5 million in 2008 and expenses allocated by the advisor increased by $1.2 million, primarily as a result of the growth in CPA®:16 — Global’s asset base and revenues due to its investment volume in 2007 and 2008.

Impairment Charges

2010 vs. 2009.  For the nine months ended September 30, 2010, CPA®:16 — Global recognized impairment charges of $9.8 million, inclusive of amounts attributable to noncontrolling interests of $2.5 million. During the third quarter of 2010, CPA®:16 — Global recognized impairment charges of $1.8 million, inclusive of amounts attributable to noncontrolling interests of $0.1 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties’ residual value, including a charge of $0.2 million on a property leased to Hinckley. Additionally, during the first quarter of 2010, CPA®:16 — Global recognized an impairment charge of $8.0 million, inclusive of amounts attributable to noncontrolling interests of $2.5 million on a property leased to Hinckley to reduce the carrying value of this investment to its estimated fair value in connection with a potential sale.

2009 vs. 2008.  For the years ended December 31, 2009 and 2008, CPA®:16 — Global incurred impairment charges in its continuing real estate assets totaling $35.1 million and $0.9 million, respectively. The table below summarizes these impairment charges (in thousands):

	Years Ended
	December 31,
Lessee	2009	2008	Reason

Foss Manufacturing	$15,985	$—	Tenant experiencing financial difficulties
Gortz & Schiele GmbH (2 properties)	9,682	—	Tenant filed for bankruptcy
John McGavigan Ltd.	5,294	—	Tenant filed for bankruptcy
Valley Diagnostics	1,906	—	Tenant experiencing financial difficulties
Various lessees	2,279	890	Decline in guaranteed residual values

Impairment charges from continuing operations	$35,146	$890

CPA®:16 — Global did not incur any impairment charges on consolidated investments during 2007.

See “Discontinued Operations” below for impairment charges recognized on assets sold or held for sale during the three and nine months ended September 30, 2009.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents CPA®:16 — Global’s proportionate share of net income or loss (revenue less expenses) from investments entered into with affiliates or third parties in which CPA®:16 — Global has a noncontrolling interest but exercises significant influence.

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate increased by $5.1 million, primarily due to CPA®:16 — Global’s investment in The New York Times transaction in March 2009, which contributed income of $5.4 million, as well as its investment in the Frontier Spinning Mills transaction in December 2008, which contributed income of $1.4 million. This income was partially offset by net other-than-temporary impairment charges totaling $3.6 million on two equity investments, including $2.6 million recorded during 2009 on CPA®:16 — Global’s Lindenmaier A.G. equity investment as a result of the tenant filing for bankruptcy. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that expired in February 2010 and was then converted to a month-to-month lease. This interim agreement provides for substantially lower rental income than the original lease.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate increased by $6.7 million. Income from CPA®:16 — Global’s equity investment in the Thales S.A. venture increased by $4.2 million primarily due to a decrease in impairment charges recognized by this venture in 2008. During 2008, CPA®:16 — Global recognized impairment charges totaling $1.7 million on the Thales venture as compared to $6.0 million in 2007. At December 31, 2008, CPA®:16 — Global’s proportionate share of losses at the equity investment level, including impairment charges, was greater than its investment basis, and as such, the carrying value of its equity investment was reduced to zero. In addition, income earned on equity investments CPA®:16 — Global entered into during 2008 and 2007 contributed $1.8 million, while scheduled rent increases at several ventures and fluctuations in foreign currency exchange rates contributed $1.1 million. These increases were partially offset by an impairment charge of $1.4 million recognized by the Lindenmaier A.G. venture in 2008.

Other Interest Income

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, other interest income decreased by $3.9 million primarily due to lower average cash balances as a result of CPA®:16 — Global’s real estate investment activity during 2008 and 2009 and lower rates of return earned on its cash balances reflecting then-current market conditions.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, other interest income decreased by $16.2 million, primarily due to lower average cash balances as a result of using the proceeds received from CPA®:16 — Global’s second, follow-on public offering to make investments in real estate assets during 2008 and 2007 and lower rates of return earned on such balances due to then-current market conditions.

Gain on Extinguishment of Debt

2009.  In February 2009, a venture in which CPA®:16 — Global and an affiliate each hold 50% interests, which CPA®:16 — Global consolidates, repaid its existing non-recourse debt from the lender at a discount and recognized a gain on extinguishment of debt of $6.5 million, inclusive of noncontrolling interests of $3.2 million.

Other Income and (Expenses)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. CPA®:16 — Global and certain of its foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity’s functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income (loss). CPA®:16 — Global also recognizes gains or losses on foreign currency transactions when it repatriates cash from its foreign investments. In addition, CPA®:16 — Global has certain derivative instruments, including embedded credit derivatives and common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2010.  For the nine months ended September 30, 2010, CPA®:16 — Global recognized net other expenses of $0.6 million as compared to net other income of $0.3 million recognized for the nine months ended September 30, 2009. Net other expenses for the nine months ended September 30, 2010 resulted primarily from net realized losses on foreign currency transactions of $0.7 million, partially offset by $0.2 million in net unrealized gains. Net other income for the nine months ended September 30, 2009 was primarily comprised of a net gain on the Hellweg 2 embedded credit derivative and stock warrant.

2009.  For the year ended December 31, 2009, CPA®:16 — Global recognized net other expenses of $0.7 million, which was primarily comprised of an unrealized loss on an embedded credit derivative recognized by Hellweg 2.

2008.  For the year ended December 31, 2008, CPA®:16 — Global recognized net other expenses of $1.8 million, which was primarily due to an unrealized loss on the Hellweg 2 embedded credit derivative of $3.4 million, partially offset by realized gains on foreign currency transactions of $1.4 million.

2007.  For the year ended December 31, 2007, CPA®:16 — Global recognized net other income of $5.1 million, which was comprised of an unrealized gain on the Hellweg 2 embedded credit derivative of $2.7 million and net realized gains on foreign currency transactions of $2.4 million.

Interest Expense

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, interest expense decreased by $2.2 million. Interest expense decreased by $2.3 million as a result of the impact of fluctuations in foreign currency exchange rates and by $1.7 million as a result of making scheduled principal payments and refinancing non-recourse mortgages during 2009 and 2008, which reduced the balances on which interest was incurred. These decreases were partially offset by $2.2 million in interest expense incurred on new non-recourse mortgages obtained during 2008 and 2009. Interest expense in 2009 related to the Hellweg 2 transaction was $21.6 million, inclusive of noncontrolling interest of $16.0 million.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, interest expense increased by $19.2 million, primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2007 and 2008, which contributed $19.3 million in 2008, and the impact of fluctuations in foreign currency exchange rates, which contributed $1.3 million. These increases were partially offset by a reduction in interest expense in 2008 as a result of making scheduled principal payments and paying CPA®:16 — Global’s first annual installment of deferred acquisition fees to the advisor in January 2008. Interest expense in 2008 related to the Hellweg 2 transaction was $23.2 million, inclusive of noncontrolling interest of $17.1 million, as compared to $15.8 million (inclusive of noncontrolling interest of $11.7 million) in 2007.

Provision for Income Taxes

2009 vs. 2008.  For the year ended December 31, 2009 as compared to 2008, provision for income taxes increased by $1.6 million primarily due to an increase in foreign tax liabilities as a result of investments entered into during 2008. Taxes on CPA®:16 — Global’s foreign investments, primarily in Germany, comprised a significant portion of the tax provision for both 2009 and 2008. CPA®:16 — Global’s investments generate taxable income in state, local and foreign jurisdictions primarily as a result of rent increases and scheduled amortization of mortgage principal payments, which reduced interest expense and increased income subject to local tax.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, provision for income taxes increased by $1.3 million, primarily due to international investment activity during 2008.

Discontinued Operations

2010.  For the nine months ended September 30, 2010, CPA®:16 — Global recognized income from discontinued operations of $7.2 million, primarily due to the recognition of a $7.1 million gain on the deconsolidation of Goertz & Schiele Corp. recognized during the first quarter of 2010.

2009, 2008 and 2007.  (Loss) income from discontinued operations was ($11.5) million, $0.6 million and $1.5 million in 2009, 2008 and 2007, respectively. During 2009, CPA®:16 — Global sold two domestic properties for $51.9 million, net of selling costs, and recognized net gain on sale of $7.6 million and net gain on extinguishment of debt of $2.3 million, excluding an impairment charge recognized in the current year of $5.1 million. In addition, during the first quarter of 2010, a consolidated subsidiary consented to a court order appointing a receiver after CPA®:16 — Global ceased making payments on a non-recourse debt obligation collateralized by a property that was previously leased to Goertz & Schiele Corp. As CPA®:16 — Global no longer has control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the first quarter of 2010. At the date of deconsolidation, the property had a carrying value of $6.7 million, reflecting the impact of impairment charges totaling $15.7 million recognized in 2009 and the non-recourse mortgage loan had an outstanding balance of $13.3 million. In connection with this deconsolidation, we recognized a gain of $7.1 million, inclusive of amounts attributable to noncontrolling interest of $3.5 million during the first quarter of 2010. The net results of operations of this property have been reclassified to discontinued operations for each of the years ended December 31, 2009, 2008 and 2007 (Note 20).

Net Income (Loss) Attributable to CPA®:16 — Global Stockholders

2010 vs. 2009.  For the nine months ended September 30, 2010, the resulting net income attributable to CPA®:16 — Global stockholders was $24.4 million, as compared to net loss of $0.5 million for the nine months ended September 30, 2009.

2009 vs. 2008.  For the year ended December 31, 2009, the resulting net loss attributable to CPA®:16 — Global stockholders was $2.5 million as compared to net income of $20.2 million for 2008.

2008 vs. 2007.  For the year ended December 31, 2008 as compared to 2007, the resulting net income attributable to CPA®:16 — Global stockholders decreased by $14.0 million.

Funds from Operations — as Adjusted (AFFO)

2010 vs. 2009.  For the nine months ended September 30, 2010 as compared to the same period in 2009, AFFO increased by $1.9 million, primarily due to investment activity in 2009. AFFO is a non-GAAP measure CPA®:16 — Global uses to evaluate its business. For a definition of AFFO and reconciliation to net income attributable to CPA®:16 — Global stockholders, see “Supplemental Financial Measures” below.

Financial Condition

Sources and Uses of Cash During the Period

CPA®:16 — Global uses the cash flow generated from net leases to meet its operating expenses, service debt and fund distributions to stockholders. CPA®:16 — Global’s cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor’s annual election to receive fees in restricted shares of its common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter and changes in foreign currency exchange rates. Despite this fluctuation, CPA®:16 — Global believes that it will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet its short-term and long-term liquidity needs. CPA®:16 — Global may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet these needs. CPA®:16 — Global assesses its ability to access capital on an ongoing basis. CPA®:16 — Global’s sources and uses of cash during the nine months ended September 30, 2010 and the year ended December 31, 1009 are described below.

Operating Activities.  During the nine months ended September 30, 2010, CPA®:16 — Global used cash flows from operating activities of $91.0 million primarily to fund distributions to stockholders of $38.3 million excluding $23.0 million in reinvested dividends. CPA®:16 — Global also made scheduled mortgage principal installments of $15.7 million and paid distributions to noncontrolling interests partners of $29.8 million. CPA®:16 — Global also used cash distributions received from equity investments in real estate in excess of equity income of $3.8 million (see “Investing Activities” below) and its existing cash resources to fund these payments. For 2010, the advisor has elected to continue to receive its performance fees in restricted shares of CPA®:16 — Global’s common stock, and as a result, CPA®:16 — Global paid performance fees of $8.8 million through the issuance of restricted stock rather than in cash.

During 2009, CPA®:16 — Global used cash flows from operating activities of $119.9 million to fund distributions to stockholders of $80.8 million. CPA®:16 — Global also made scheduled mortgage principal installments of $18.8 million and paid distributions of $44.4 million to affiliates and third parties that hold noncontrolling interests in various entities with it. CPA®:16 — Global used cash distributions from equity investments in real estate in excess of equity income of $47.0 million (see “Investing Activities” below) and its existing cash resources to fund these payments. For 2009, the advisor elected to continue to receive its performance fees in restricted shares of CPA®:16 — Global’s common stock, and as a result, CPA®:16 — Global paid performance fees of $11.8 million through the issuance of restricted stock rather than in cash.

Investing Activities.  CPA®:16 — Global’s investing activities are generally comprised of real estate related transactions (purchases and sales), payment of its annual installment of deferred acquisition fees to the advisor and capitalized property related costs. During the nine months ended September 30, 2010, CPA®:16 — Global used $21.8 million primarily to fund construction costs for a build-to-suit project and an expansion project. The build-to-suit project was placed into service in September 2010. In January 2010, CPA®:16 — Global paid its annual installment of deferred acquisition fees to the advisor, which totaled $6.3 million. CPA®:16 — Global also used $5.6 million to provide financing to the developer of a domestic build-to-suit project.

During 2009, CPA®:16 — Global used $137.4 million to enter into an investment in Hungary and to fund construction costs at several build-to-suit and expansion projects. CPA®:16 — Global also used $62.4 million to purchase an equity investment in The New York Times Company transaction. In January 2009, CPA®:16 — Global paid its annual installment of deferred acquisition fees to the advisor, which totaled $9.1 million. Cash inflows consisted of distributions from equity investments in real estate of $47.0 million, including CPA®:16 — Global’s share of mortgage proceeds obtained by two ventures of $40.2 million, $28.2 million primarily from the sale of two domestic properties during the second quarter of 2009 and the release of $11.1 million of funds held in escrow to fund expansions at existing properties.

Financing Activities.  In addition to making scheduled mortgage principal installments and paying distributions to stockholders and noncontrolling interests during the nine months ended September 30, 2010, CPA®:16 — Global used $29.0 million to prepay a non-recourse mortgage loan with a variable interest rate, which it refinanced with new non-recourse debt of $29.0 at a fixed interest rate and term of ten years. CPA®:16 — Global also obtained mortgage financing of $7.9 million on an international property, which bears interest at a fixed rate but has an interest rate reset feature and a term of 10 years. Also, CPA®:16 — Global used $12.9 million to repurchase its shares through a redemption plan that allows stockholders to sell shares back to it, subject to certain limitations as described below.

In addition to making scheduled mortgage principal installments and paying distributions to stockholders and to affiliates that hold noncontrolling interests in various entities with it, during 2009 CPA®:16 — Global received mortgage proceeds totaling $78.5 million, including $49.5 million related to its investment in a property in Hungary and $29.0 million obtained as a result of refinancing an existing non-recourse mortgage. CPA®:16 — Global used $34.8 million to prepay certain non-recourse mortgages, primarily consisting of $32.5 million used to prepay, at a discount, a $39.0 million outstanding balance on a non-recourse mortgage loan. Concurrent with this prepayment, CPA®:16 — Global obtained new non-recourse debt of $29.0 million with a term of three years, plus two one-year extensions. CPA®:16 — Global also received contributions of $24.9 million from holders of noncontrolling interests primarily in connection with the Hungary transaction. CPA®:16 — Global received $32.3 million as a result of issuing shares through its distribution reinvestment and stock purchase plan and used $35.1 million to repurchase its shares through a redemption plan that allows stockholders to sell shares back to it, subject to certain limitations as described below.

CPA®:16 — Global maintains a quarterly redemption plan pursuant to which it may, at the discretion of its board of directors, redeem shares of its common stock from stockholders seeking liquidity. The terms of the plan limit the number of shares CPA®:16 — Global may redeem so that the shares it redeems in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, and does not exceed a maximum of 5% of CPA®:16 — Global’s total shares outstanding as of the last day of the immediately preceding quarter. At September 30, 2010, redemptions totaled approximately 1.6% of total shares outstanding. In addition, CPA®:16 — Global’s ability to effect redemptions is subject to its having available cash to do so. If CPA®:16 — Global has sufficient funds to purchase some but not all of the shares offered to it for redemption in a particular quarter, or if the shares offered for redemption in a quarter would exceed the 5% limitation, shares will be redeemed on a pro rata basis, subject in all cases to the discretion of CPA®:16 — Global’s board of directors. Requests not fulfilled in a quarter and not revoked by the stockholder will automatically be carried forward to the next quarter, unless CPA®:16 — Global’s board of directors determines otherwise, and will receive priority over requests made in the relevant quarter.

For the nine months ended September 30, 2010, CPA®:16 — Global received requests to redeem 1,506,871 shares of its common stock pursuant to its redemption plan, and redeemed these requests at an average price per share of $8.56. CPA®:16 — Global funded share redemptions during 2010 from the proceeds of the sale of shares of its common stock pursuant to its distribution reinvestment and stock purchase plan.

Adjusted Cash Flow from Operating Activities.

CPA®:16 — Global’s adjusted cash flow from operating activities for the nine months ended September 30, 2010 was $84.0 million, an increase of $2.0 million over the prior year period. This increase was primarily driven by the impact of investments entered into during 2009. Adjusted cash flow from operating activities is a non-GAAP liquidity measure CPA®:16 — Global uses to evaluate its business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see the section that follows titled “Supplemental Financial Measures.”

Summary of Financing

The table below summarizes CPA®:16 — Global’s non-recourse long-term debt (dollars in thousands):

	September 30,	December 31,
	2010	2009

Balance
Fixed rate	$1,356,882	$1,385,550
Variable rate(a)	38,193	60,339

Total	$1,395,075	$1,445,889

Percent of total debt
Fixed rate	97%	96%
Variable rate(a)	3%	4%

	100%	100%

Weighted average interest rate at end of period
Fixed rate	5.9%	5.9%
Variable rate(a)	5.6%	6.0%

(a)	Variable rate debt at September 30, 2010 included (i) $3.8 million that has been effectively converted to a fixed rate through an interest rate swap derivative instrument and (ii) $34.4 million in non-recourse mortgage loan obligations that bore interest at fixed rates but that have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specific caps) at certain points during their term. At September 30, 2010, CPA®:16 — Global had one non-recourse mortgage loan obligation with an interest reset feature that is scheduled to reset to 5.32% in the first quarter of 2011. No other interest rate resets or expirations of interest rate swaps or caps are scheduled to occur during the next twelve months.

Cash Resources

At September 30, 2010, CPA®:16 — Global’s cash resources consisted of cash and cash equivalents totaling $61.6 million. Of this amount, $48.1 million, at then-current exchange rates, was held in foreign bank accounts, but CPA®:16 — Global could be subject to restrictions or significant costs should it decide to repatriate these amounts. CPA®:16 — Global also had unleveraged properties that had an aggregate carrying value of $192.7 million, although given the current economic environment, there can be no assurance that it would be able to obtain financing for these properties. CPA®:16 — Global’s cash resources can be used for working capital needs and other commitments.

Cash Requirements

At September 30, 2010, CPA®:16 — Global expected that its cash payments during the next twelve months would include paying distributions to its stockholders and to its affiliates who hold noncontrolling interests in entities CPA®:16 — Global controls, making scheduled mortgage loan principal payments of $28.8 million (neither CPA®:16 — Global nor its venture partners have any balloon payments on its mortgage loan obligations until the third quarter of 2011) and funding build-to-suit, expansion projects and lending commitments that CPA®:16 — Global estimated to total $17.1 million, as well as other normal recurring operating expenses.

At September 30, 2010, CPA®:16 — Global had one tenant in liquidation proceedings who has vacated the property they lease from CPA®:16 — Global and ceased making rent payments. As a result of this default, CPA®:16 — Global suspended debt service on the associated non-recourse mortgage loan with an aggregate outstanding balance of $4.1 million. In November 2010, CPA®:16 — Global returned the property to the lender in exchange for the Lender’s agreement to release CPA®:16 — Global from all mortgage loan obligations.

Effects of Proposed Merger with CPA®:14

If approved, the proposed merger with CPA®:14 may have a significant effect on CPA®:16 — Global’s cash and cash equivalents. If approximately 50% of CPA®:14 stockholders choose to receive cash rather than CPA®:16 — Global common stock (as was the case in the merger during 2004 between two of the advisor’s managed REITs), CPA®:16 — Global would require cash resources of approximately $415 million to consummate the merger. CPA®:16 — Global expects to obtain these cash resources from the following sources:

•	CPA®:14’s and CPA®:16 — Global’s available cash on hand;

•	the cash proceeds of the CPA®:14 asset sales;

•	a new $300 million CPA®:16 — Global senior secured credit facility; and

•	if necessary, cash proceeds from the sale of CPA®:16 — Global common stock to W. P. Carey.

Although CPA®:16 — Global does not expect all CPA®:14 stockholders to choose to receive cash in the proposed merger, the cash resources described above would be available and used if this were to happen. If holders of more than 50% of CPA®:14’s common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes CPA®:16 — Global’s debt, off-balance sheet arrangements and other contractual obligations at September 30, 2010 and the effect that these arrangements and obligations are expected to have on its liquidity and cash flow in the specified future periods (in thousands):

		Less Than			More Than
	Total	1 Year	1 — 3 Years	3 — 5 Years	5 Years

Non-recourse debt — Principal(a)	$1,392,956	$28,800	$57,444	$208,065	$1,098,647
Deferred acquisition fees — Principal	2,700	1,911	789	—	—
Interest on borrowings and deferred acquisition fees(b)	559,235	82,971	159,156	146,179	170,929
Subordinated disposition fees(c)	1,013	—	—	—	1,013
Build-to-suit and expansion commitments(d)	13,685	13,685	—	—	—
Lending commitments(e)	3,381	3,381	—	—	—
Operating and other lease commitments(f)	55,802	1,754	3,548	3,529	46,971

	$2,028,772	$132,502	$220,937	$357,773	$1,317,560

(a)	Excludes $2.1 million of unamortized discount on a non-recourse loan that CPA®:16 — Global purchased back from the lender.

(b)	Interest on an unhedged variable rate debt obligation was calculated using the variable interest rate and balance outstanding at September 30, 2010.

(c)	Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame.

(d)	Represents the remaining commitment on a build-to-suit project and two expansion projects. Total estimated construction costs for these projects are currently projected to be $86.6 million, of which $72.9 million had been funded at September 30, 2010.

(e)	Represents unfunded amount on a commitment to provide a loan to a developer of a domestic build-to-suit property. The total commitment for the loan is $23.8 million, of which $20.4 million had been funded at September 30, 2010.

(f)	Operating and other lease commitments consist primarily of rent obligations under ground leases and CPA®:16 — Global’s share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of approximately $8.8 million.

Amounts in the table above related to CPA®:16 — Global’s foreign operations are based on the exchange rate of the local currencies at September 30, 2010. At September 30, 2010, CPA®:16 — Global had no material capital lease obligations for which it was the lessee, either individually or in the aggregate.

Together with the advisor and certain of CPA®:16 — Global’s affiliates, CPA®:16 — Global acquired two related investments in 2007 in which CPA®:16 — Global has a total effective ownership interest of 26% and that CPA®:16 — Global consolidates, as it is the managing member of the ventures (the Hellweg 2 transaction). The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to CPA®:16 — Global and its affiliates while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. CPA®:16 — Global acquired the property venture that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. Concurrently, CPA®:16 — Global also acquired the lending venture that made the note receivable to the CPA®:16 — Global partner that held the remaining 75.3% interests in the limited partnership. In connection with the acquisition, the property venture agreed to two option agreements that give the property venture the right to purchase, from the CPA®:16 — Global partner, the remaining 75.3% interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. During December 2010, the property venture purchased 70% of the limited partnership interest by exercising one of its options. Upon exercise of this purchase option, the property venture owns 94.7% of the limited partnership. The property venture has assignable option agreements to acquire the remaining 5.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the CPA®:16 — Global partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Under the terms of the note receivable, the lending venture will receive interest that approximates 5.3% of all income earned by the limited partnership, less adjustments.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer will be in amounts necessary to fully satisfy the seller’s obligations to the lending venture, and the lending venture will be deemed to have transferred such funds up to CPA®:16 — Global and its affiliates as if these entities had recontributed them down into the property venture based on their pro rata ownership. Accordingly, at September 30, 2010 (based on the exchange rate of the Euro), the only additional cash required by CPA®:16 — Global to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor’s interest, the aggregate of which would be approximately $2.3 million, with CPA®:16 — Global’s share approximating $0.6 million. In addition, CPA®:16 — Global’s maximum exposure to loss on these ventures was approximately $100.2 million (inclusive of noncontrolling interests and of both CPA®:16 — Global’s existing investment and the amount to fund its future commitment).

CPA®:16 — Global has investments in unconsolidated ventures that generally own single-tenant properties net leased to corporations. Generally, the underlying investments are jointly owned with CPA®:16 — Global’s affiliates. Summarized financial information for these ventures and CPA®:16 — Global’s ownership interest in the ventures at September 30, 2010 is presented below. Summarized financial information provided represents the total amount attributable to the ventures and does not represent CPA®:16 — Global’s proportionate shares (dollars in thousands):

	Ownership Interest at		Total Third
Lessee	September 30, 2010	Total Assets	Party Debt	Maturity Date

Thales S.A.(a)	35%	$24,880	$24,706	7/2011
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	31%	294,916	161,258	5/2014
Actuant Corporation(a)	50%	17,101	11,218	5/2014
TietoEnator Plc(a)	40%	91,206	70,659	7/2014
The New York Times Company	27%	240,902	117,317	9/2014
Pohjola Non-life Insurance Company(a)	40%	96,578	80,492	1/2015
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)(a)	25%	184,002	97,969	5/2015
Actebis Peacock GmbH(a)	30%	49,096	30,027	7/2015
Frontier Spinning Mills, Inc.	40%	38,950	23,067	8/2016
Consolidated Systems, Inc.	40%	16,813	11,413	11/2016
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)(a)	33%	17,535	11,927	10/2017
OBI A.G.(a)	25%	194,292	160,339	3/2018
Police Prefecture, French Government(a)	50%	102,047	85,381	8/2020
Schuler A.G.(a)	33%	70,305	—	N/A

		$1,438,623	$885,773

(a)	Dollar amounts shown are based on the applicable exchange rate of the foreign currency at September 30, 2010.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain supplemental non-GAAP measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of CPA®:16 — Global’s goals and in the evaluation of the effectiveness of its strategies, CPA®:16 — Global employs the use of supplemental non-GAAP measures, which are uniquely defined by its management. CPA®:16 — Global believes these measures are useful to investors to consider because they may assist them to better understand and measure the performance of its business over time and against similar companies. A description of these non-GAAP measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations — as Adjusted

FFO is a non-GAAP measure defined by NAREIT. NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, gains or losses from sales of depreciated real estate assets and extraordinary items, however FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are to be included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among CPA®:16 — Global’s peers. Although NAREIT has published this definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

CPA®:16 — Global modifies the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses on extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. CPA®:16 — Global refers to its modified definition of FFO as “Funds from Operations — as Adjusted,” or AFFO, and employs it as one measure of its operating performance when it formulates corporate goals and evaluates the effectiveness of its strategies. CPA®:16 — Global excludes these items from GAAP net income as they are not the primary drivers in CPA®:16 — Global’s decision-making process. CPA®:16 — Global’s assessment of its operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, CPA®:16 — Global believes that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of its business over time without the potentially distorting impact of these short-term fluctuations.

FFO and AFFO for the nine months ended September 30, 2010 and 2009 are presented below (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Net income (loss) attributable to CPA®:16 — Global stockholders	$24,376	$(460)
Adjustments:
Depreciation and amortization of real property	35,809	35,756
Loss (gain) on sale of real estate	78	(7,662)
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO:
Depreciation and amortization of real property	6,394	7,754
Gain on sale of real estate	—	(3,879)
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	(8,909)	(7,148)

Total adjustments	33,372	24,821

FFO — as defined by NAREIT	57,748	24,361

Adjustments:
Gain on deconsolidation of subsidiary	(7,082)	—
Gain on extinguishment of debt	—	(8,825)
Other depreciation, amortization and non-cash charges	(60)	(998)
Straight-line and other rent adjustments	(545)	952
Impairment charges	9,797	45,210
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at AFFO:
Other depreciation, amortization and non-cash charges	—	(133)
Straight -line and other rent adjustments	(200)	(61)
Impairment charges	1,046	297
Loss on extinguishment of debt	—	712
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	(2,739)	(5,440)

Total adjustments	217	31,714

AFFO	$57,965	$56,075

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to CPA®:16 — Global’s cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that CPA®:16 — Global receives from its investments in unconsolidated real estate joint ventures in excess of its equity income; subtract cash distributions that it makes to its noncontrolling partners in real estate joint ventures that it consolidates; and eliminate changes in working capital. CPA®:16 — Global holds a number of interests in real estate joint ventures, and it believes that adjusting its GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about its actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

CPA®:16 — Global believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from its core operations as it gives investors important information about its liquidity that is not provided within cash flow from operations as defined by GAAP, and CPA®:16 — Global uses this measure when evaluating distributions to stockholders.

Adjusted cash flow from operating activities for the nine months ended September 30, 2010 and 2009 is presented below (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Cash flow provided by operating activities	$91,009	$87,648
Adjustments:
Distributions received from equity investments in real estate in excess of equity income, net	3,761	6,676
Distributions paid to noncontrolling interests, net	(9,567)	(13,887)
Changes in working capital	(1,213)	1,514

Adjusted cash flow from operating activities	$83,990	$81,951

Distributions declared	$61,733	$60,966

While CPA®:16 — Global believes its FFO, AFFO and adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company’s operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO and AFFO, adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs may not be comparable to CPA®:16 — Global’s FFO, AFFO and adjusted cash flow from operating activities measures.

Critical Accounting Estimates

CPA®:16 — Global’s significant accounting policies are described in Note 2 to the accompanying consolidated financial statements for the year ended December 31, 2009. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of CPA®:16 — Global’s consolidated financial statements. On a quarterly basis, CPA®:16 — Global evaluates these estimates and judgments based on historical experience as well as other factors that it believes to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

CPA®:16 — Global classifies its directly owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. CPA®:16 — Global estimates remaining economic life in part using third-party valuations of the leased assets. CPA®:16 — Global calculates the present value of future minimum rents using the lease’s implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally based on third-party valuations. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of CPA®:16 — Global’s leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. CPA®:16 — Global believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with its acquisition of properties accounted for as operating leases, CPA®:16 — Global allocates purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. CPA®:16 — Global determines the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

CPA®:16 — Global determines the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, CPA®:16 — Global assumes that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, CPA®:16 — Global uses available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

CPA®:16 — Global acquires properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) its estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. CPA®:16 — Global discounts the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting its current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally based on a third-party valuation obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the valuation or by local brokers.

CPA®:16 — Global evaluates the specific characteristics of each tenant’s lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, CPA®:16 — Global considers estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, CPA®:16 — Global considers the expectation of lease renewals, the nature and extent of its existing relationship with the tenant, prospects for developing new business with the tenant and the tenant’s credit profile. CPA®:16 — Global also considers estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. CPA®:16 — Global determines these values using third-party valuations or its own estimates.

Basis of Consolidation

When CPA®:16 — Global obtains an economic interest in an entity, it evaluates the entity to determine if it is deemed a VIE and, if so, whether CPA®:16 — Global is deemed to be the primary beneficiary and is therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. CPA®:16 — Global reviews the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether CPA®:16 — Global has any variable interests in the VIE. CPA®:16 — Global then compares its variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both. CPA®:16 — Global uses this analysis to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. CPA®:16 — Global evaluates the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When CPA®:16 — Global obtains an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, it evaluates the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. CPA®:16 — Global also uses judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for it to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by it for a return on its investment. CPA®:16 — Global accounts for tenancy-in-common interests under the equity method of accounting.

Impairments

CPA®:16 — Global periodically assesses whether there are any indicators that the value of its long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, CPA®:16 — Global often uses non-recourse debt to finance its acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when CPA®:16 — Global turns the asset back to the lender in satisfaction of the debt. CPA®:16 — Global may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. CPA®:16 — Global may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate.  For real estate assets in which an impairment indicator is identified, CPA®:16 — Global follows a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, CPA®:16 — Global compares the carrying value of the property to the future net undiscounted cash flow that it expects the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires CPA®:16 — Global to make its best estimate of market rents, residual values and holding periods. CPA®:16 — Global estimates market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, CPA®:16 — Global performs a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As its investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. CPA®:16 — Global considers the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. CPA®:16 — Global then measures the loss as the excess of the carrying value of the property over its estimated fair value. The property’s estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases.  CPA®:16 — Global reviews its direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is CPA®:16 — Global’s estimate of what it could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, CPA®:16 — Global recognizes an impairment charge and revises the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While CPA®:16 — Global evaluates direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale.  CPA®:16 — Global classifies assets that are accounted for as operating leases as held for sale when it has entered into a contract to sell the property, all material due diligence requirements have been satisfied and CPA®:16 — Global believes it is probable that the disposition will occur within one year. When CPA®:16 — Global classifies an asset as held for sale, it calculates its estimated fair value as the expected sale price, and less expected selling costs. It bases the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. CPA®:16 — Global then compares the asset’s estimated fair value to its carrying value, and if the estimated fair value is less than the property’s carrying value, it reduces the carrying value to the estimated fair value. CPA®:16 — Global will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that it previously considered unlikely and, as a result, CPA®:16 — Global decides not to sell a property previously classified as held for sale, it reclassifies the property as held and used. CPA®:16 — Global records a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate.  CPA®:16 — Global evaluates its equity investments in real estate on a periodic basis to determine if there are any indicators that the value of its equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, CPA®:16 — Global measures the charge as the excess of the carrying value of its investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture’s net assets by CPA®:16 — Global’s ownership interest percentage. For its unconsolidated ventures in real estate, CPA®:16 — Global calculates the estimated fair value of the underlying venture’s real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture’s debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture’s other assets and liabilities is generally assumed to be equal to their carrying value.

Marketable Securities.  CPA®:16 — Global evaluates its marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. CPA®:16 — Global reviews the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In its evaluation, CPA®:16 — Global considers its ability and intent to hold these investments for a reasonable period of time sufficient for it to recover its cost basis. CPA®:16 — Global also evaluates the near-term prospects for each of these investments in relation to the severity and duration of the decline. If it determines that the decline is other-than-temporary, CPA®:16 — Global records an impairment charge to reduce its cost basis to the estimated fair value of the security.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, CPA®:16 — Global assesses its ability to collect rent and other tenant-based receivables and determines an appropriate allowance for uncollected amounts. Because it has a limited number of lessees (20 lessees represented 68% of lease revenues during 2009), CPA®:16 — Global believes that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing its provision for uncollected rents and other tenant receivables, CPA®:16 — Global evaluates actual past due amounts and makes subjective judgments as to the collectability of those amounts based on factors including, but not limited to, CPA®:16 — Global’s knowledge of a lessee’s circumstances, the age of the receivables, the tenant’s credit profile and prior experience with the tenant. Even if a lessee has been making payments, CPA®:16 — Global may reserve for the entire receivable amount from the lessee if CPA®:16 — Global believes there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Interest Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2009, 2008 and 2007 was $2.4 million, $2.4 million and $2.7 million, respectively. CPA®:16 — Global considers a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. CPA®:16 — Global allocates costs incurred between the portions under construction and the portions substantially completed and only capitalizes those costs associated with the portion under construction. CPA®:16 — Global does not have a credit facility and determines an interest rate to be applied for capitalizing interest based on an average rate on its outstanding non-recourse mortgage debt.

Income Taxes

CPA®:16 — Global has elected to be treated as a REIT under Sections 856 through 859 of the Code. In order to maintain its qualification as a REIT, CPA®:16 — Global is required to, among other things, distribute at least 90% of its net taxable income to its stockholders (excluding net capital gains) and meet certain tests regarding the nature of its income and assets. As a REIT, CPA®:16 — Global is not subject to U.S. federal income tax with respect to the portion of its income that meets certain criteria and is distributed annually to stockholders. Accordingly, no provision for U.S. federal income taxes is included in the accompanying consolidated financial statements with respect to these operations. CPA®:16 — Global believes it has operated, and intends to continue to operate, in a manner that allows it to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If CPA®:16 — Global were to fail to meet these requirements, it would be subject to U.S. federal income tax.

CPA®:16 — Global conducts business in various states and municipalities within the U.S. and internationally and, as a result, CPA®:16 — Global or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, CPA®:16 — Global is subject to certain state, local and foreign taxes and a provision for such taxes is included in the accompanying consolidated financial statements.

Significant judgment is required in determining CPA®:16 — Global’s tax provision and in evaluating its tax positions. CPA®:16 — Global establishes tax reserves in accordance using a benefit recognition model, which it believes could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, CPA®:16 — Global recognizes the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

CPA®:16 — Global has elected to treat certain of its corporate subsidiaries as a TRS. In general, a TRS may perform additional services for CPA®:16 — Global’s tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. CPA®:16 — Global’s TRS subsidiaries own hotels that are managed on CPA®:16 — Global’s behalf by third-party hotel management companies.

CPA®:16 — Global’s earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to CPA®:16 — Global’s TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of CPA®:16 — Global’s TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although these TRSs may operate at a profit for federal income tax purposes in future periods, CPA®:16 — Global cannot quantify the value of its deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as CPA®:16 — Global has not concluded that it is more likely than not that these deferred tax assets will be realizable.

Future Accounting Requirements

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies, but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they enter into the type of sale-leaseback transactions in which CPA®:16 — Global specializes. At this time, CPA®:16 — Global is unable to determine whether this proposal will have a material impact on its business.

The EITF of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure, the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus that changes the current authoritative accounting guidance, CPA®:16 — Global will evaluate the impact on such conclusion on its financial statements. During the nine months ended September 30, 2010, CPA®:16 — Global deconsolidated a subsidiary that leased property to Goertz & Schiele Corp., which had total assets and liabilities of $7.5 million and $14.5 million, respectively, and recognized a gain in the amount of $7.1 million during the nine months ended September 30, 2010.

CPA®:16 — Global’s Quantitative and Qualitative Disclosure about Market Risk

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which CPA®:16 — Global is exposed are interest rate risk and foreign currency exchange risk. CPA®:16 — Global is also exposed to market risk as a result of concentrations in certain tenant industries, including automotive-related industries.

CPA®:16 — Global does not generally use derivative instruments to manage foreign currency exchange risk exposure and does not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, CPA®:16 — Global may enter into foreign currency forward contracts to hedge its foreign currency cash flow exposures.

Interest Rate Risk

The value of CPA®:16 — Global’s real estate and related fixed rate debt obligations is subject to fluctuations based on changes in interest rates. The value of CPA®:16 — Global’s real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect its ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond CPA®:16 — Global’s control. An increase in interest rates would likely cause the value of CPA®:16 — Global’s owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although CPA®:16 — Global has not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given recent economic conditions, loan defaults could occur and result in its recognition of credit losses, which could adversely affect CPA®:16 — Global’s liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

CPA®:16 — Global is exposed to the impact of interest rate changes primarily through its borrowing activities. To limit this exposure, CPA®:16 — Global attempts to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, CPA®:16 — Global or its venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period, and interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. CPA®:16 — Global’s objective in using these derivatives is to limit its exposure to interest rate movements. CPA®:16 — Global estimates that the net fair value of its interest rate swap, which is included in accounts payable, accrued expenses and other liabilities in the accompanying consolidated financial statements, was a liability of $0.6 million at September 30, 2010. In addition, two unconsolidated ventures in which CPA®:16 — Global has interests ranging from 25% to 27.25% had an interest rate swap and an interest rate cap with a net estimated fair value liability of $14.0 million and $5.3 million in the aggregate, representing the total amount attributable to the ventures, not CPA®:16 — Global’s proportionate share, at September 30, 2010 and December 31, 2009, respectively.

In connection with the Hellweg 2 transaction, two ventures in which CPA®:16 — Global has a total effective ownership interest of 26%, which CPA®:16 — Global consolidates, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives generated unrealized gains of $0.7 million and $1.1 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, inclusive of noncontrolling interest of $0.5 million and $0.8 million, respectively. Because of current market volatility, CPA®:16 — Global is experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expects this trend to continue until market conditions stabilize.

At September 30, 2010, substantially all of CPA®:16 — Global’s non-recourse debt either bore interest at fixed rates or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain future points during their term. The annual interest rates on CPA®:16 — Global’s fixed rate debt at September 30, 2010 ranged from 4.4% to 7.7%. The annual interest rates on CPA®:16 — Global’s variable rate debt at September 30, 2010 ranged from 5.2% to 6.7%. CPA®:16 — Global’s debt obligations are more fully described in Financial Condition in CPA®:16 — Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations above. The following table presents principal cash flows based upon expected maturity dates of CPA®:16 — Global’s debt obligations outstanding at September 30, 2010 (in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value

Fixed rate debt	$9,792	$25,360	$27,423	$30,548	$95,140	$1,168,619	$1,356,882	$1,295,244
Variable rate debt	$144	$624	$715	$764	$858	$35,088	$38,193	$36,220

The estimated fair value of CPA®:16 — Global’s fixed rate debt and its variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at September 30, 2010 by an aggregate increase of $72.7 million or an aggregate decrease of $67.9 million, respectively. This debt is generally not subject to short-term fluctuations in interest rates. As more fully described under Financial Condition — Summary of Financing in CPA®:16 — Global’s Management’s Discussion and Analysis of Financial Condition and Results of Operations above, a portion of the debt classified as variable rate debt in the table above bore interest at fixed rates at September 30, 2010 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their term. Such debt is generally not subject to short-term fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

CPA®:16 — Global owns investments in the European Union and other foreign countries, and as a result is subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and, to a lesser extent, certain other currencies, which may affect future costs and cash flows. CPA®:16 — Global manages foreign currency exchange rate movements by generally placing both its debt obligation to the lender and the tenant’s rental obligation to it in the same currency. For the nine months ended September 30, 2010 and the year ended December 31, 2009, Hellweg 2, which leases properties in Germany, contributed 19% and 20% of lease revenues, respectively, inclusive of noncontrolling interests. CPA®:16 — Global is generally a net receiver of these currencies (it receives more cash than it pays out), and therefore its foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For the nine months ended September 30, 2010, CPA®:16 — Global recognized net realized and unrealized foreign currency transaction losses of $0.7 million and $0.2 million, respectively. For the year ended December 31, 2009, CPA®:16 — Global recognized net realized foreign currency losses of $0.4 million and net unrealized foreign currency gains of $0.4 million. These gains and losses are included in Other income and (expenses) in the accompanying consolidated financial statements and were primarily due to changes in the value of the foreign currency on deposits held for new investments and accrued interest receivable on notes receivable from consolidated subsidiaries.

CPA®:16 — Global enters into foreign currency forward contracts and collars to hedge certain of its foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. By entering into these instruments, CPA®:16 — Global is locked into a future currency exchange rate, which limits its exposure to the movement in foreign currency exchange rates. The fair value of CPA®:16 — Global’s foreign currency collars and forwards, which are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, in the accompanying consolidated financial statements, was an asset of $0.4 million at September 30, 2010 and a liability of $0.1 million at December 31, 2009.

CPA®:16 — Global has obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Other

CPA®:16 — Global owns stock warrants that were granted to it by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At both September 30, 2010 and December 31, 2009, warrants issued to CPA®:16 — Global were classified as derivative instruments and had an aggregate estimated fair value of $1.2 million.

Share Ownership of Principal Security Holders

As of December 15, 2010, no person is known by CPA®:16 — Global to beneficially own in excess of 5% of the outstanding shares of CPA®:16 — Global common stock, except Wm. Polk Carey, who owns 5.55% of the outstanding shares of CPA®:16 — Global common stock.

Securities Ownership of CPA®:16 — Global Management

“Beneficial Ownership” as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. The following table shows how many shares of CPA®:16 — Global’s common stock the directors and executive officers beneficially owned as of December 15, 2010 and how many shares of CPA®:16 — Global’s common stock they will own after the consummation of the merger. On such date, Wm. Polk Carey owned 5.55% of the outstanding common stock of CPA®:16 — Global. None of the other executive officers or directors as a group beneficially owned more than 1% of the outstanding common stock of CPA®:16 — Global on such date. The business address of the directors and officers listed below is the address of CPA®:16 — Global’s principal executive office, 50 Rockefeller Plaza, New York, New York 10020.

	Shares of CPA®:16 —		Shares of CPA®:16 —
	Global Common		Global Common
	Stock Beneficially		Stock Beneficially
	Owned Before	Percentage	Owned After
Name	Merger	Ownership	Merger(2)

Wm. Polk Carey	6,991,369 (1)	5.55%	16,572,625 (1)
Elizabeth P. Munson	4,794	*	4,794
Richard J. Pinola	10,437	*	10,437
Trevor P. Bond	0	*	1
Thomas E. Zacharias	2,732	*	4,962
Mark J. DeCesaris	0	*	0
John D. Miller	0	*	0
Directors and Executive Officers as a Group (7 persons)	7,009,332	5.56%	16,592,819

*	Less than 1%

(1)	Includes 3,534,882 shares owned by Carey REIT II, Inc., 3,025,340 shares owned by Carey Asset Management Corp. and 306,662 shares owned by W. P. Carey International LLC. The inclusion of these shares in the table shown above is not to be construed as a representation that Mr. Carey beneficially owns such shares.

(2)	The number of shares of CPA®:16 — Global beneficially owned after the merger assumes that the stockholders listed above elect to receive shares of CPA®:16 — Global for all shares of CPA®:14 they beneficially own. No decisions have been made with respect to such election.

CPA®:16 — Global — Executive Compensation

CPA®:16 — Global has no employees. Day-to-day management functions are performed by the advisor or its affiliates. During 2009, CPA®:16 — Global did not pay any compensation to any of its executive officers. CPA®:16 — Global has not paid, and does not intend to pay, any annual compensation to CPA®:16 — Global’s executive officers for their services as officers; however CPA®:16 — Global reimburses the advisor for the services of its personnel, including those who serve as officers of CPA®:16 — Global pursuant to CPA®:16 — Global’s advisory agreement. Please see the section titled “CPA®:16 — Global — Certain Relationships and Related Transactions” for a description of the contractual arrangements between CPA®:16 — Global and the advisor and its affiliates. CPA®:16 — Global pays its directors who are not officers an annual cash retainer of $19,333, an additional annual cash retainer of $6,000 for the Chairman of the Audit Committee, $1,000 for in-person attendance at each regular quarterly board meeting, and an annual grant of $10,000 of shares of its common stock, valued based upon its most recently published estimated net asset value. Mr. Carey, the Chairman of the board of directors, did not receive compensation for serving as a director.

	Fees Earned or	Stock Awards	All Other
Director	Paid in Cash	($)(1)	Compensation ($)(2)	Total ($)

Marshall E. Blume(3)	$5,833	$10,000	$169	$16,002
Elizabeth P. Munson	18,500	10,000	169	28,669
Richard J. Pinola	23,000	10,000	169	33,169

(1)	Amounts in the “Stock Awards” column reflect the aggregate grant date fair value of awards of shares of CPA®:16 — Global’s common stock granted for 2009, computed in accordance with FASB ASC Topic 718, related to the annual grant of $10,000 of shares of its common stock on July 1, 2009. The grant date fair values of awards were calculated by multiplying the number of shares granted by CPA®:16 — Global’s most recently published estimated net asset value per share of $9.80 on that date.

(2)	All Other Compensation reflects dividends paid on the stock awards set forth in the table.

(3)	Dr. Blume was appointed as a member of the board of directors in June 2009.

CPA®:16 — Global — Compensation Committee Interlocks and Insider Participation

CPA®:16 — Global’s board of directors has not appointed a compensation committee. None of the members of CPA®:16 — Global’s board of directors are involved in a relationship requiring disclosure as an interlocking executive officer/director or under Item 404 of Regulation S-K or as a former officer or employee of CPA®:16 — Global.

Board Compensation Committee Report on Executive Compensation

SEC regulations require the disclosure of the compensation policies applicable to executive officers in the form of a report by the compensation committee of the board of directors (or a report of the full board of directors in the absence of a compensation committee). As noted above, CPA®:16 — Global has no employees and pays no direct compensation. As a result, CPA®:16 — Global has no compensation committee and the board of directors has not considered a compensation policy for employees and has not included a report herein. Pursuant to CPA®:16 — Global’s advisory agreement, CPA®:16 — Global reimburses an affiliate of the advisor for CPA®:16 — Global’s proportional share of the cost incurred by affiliates of the advisor in paying Mr. Carey in connection with his services on behalf of the company, other than as a director. Please see the section titled “CPA®:16 — Global — Certain Relationships and Related Transactions” for additional details regarding reimbursements to the advisor and its affiliates.

CPA®:16 — Global — Certain Relationships and Related Transactions

Mr. Carey is the Chairman of CPA®:16 — Global’s board of directors. During 2009, CPA®:16 — Global retained its advisor to provide advisory services in connection with identifying, evaluating, negotiating, financing, purchasing and disposing of investments and performing day-to-day management services and certain administrative duties for CPA®:16 — Global pursuant to an advisory agreement. Carey Asset Management Corp. is a Delaware corporation and wholly-owned subsidiary of W. P. Carey, a Delaware limited liability company of which Mr. Carey is Chairman of the board of directors and the beneficial owner of over 10% of its equity securities. For the services provided to CPA®:16 — Global, the advisor earns asset management and performance fees, each of which is equal to one-half of 1% per annum of CPA®:16 — Global’s average invested assets. The payment of performance fees is subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum. Asset management and performance fees are payable in cash or restricted stock at the option of the advisor. During 2009, the asset management and performance fees earned by the advisor totaled $23.4 million. For 2009, the advisor elected to receive its asset management fees in cash and performance fees in restricted shares of CPA®:16 — Global’s common stock.

In addition, the advisory agreement provides for the advisor to earn acquisition fees in connection with CPA®:16 — Global’s acquisition of assets averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% is deferred and payable in equal annual installments over three years beginning on January 1st of the year following that in which a property was purchased. Unpaid installments bear interest at 5% per annum. During 2009, the advisor earned acquisition fees totaling $5.4 million, payment of $2.4 million of which was subordinated and deferred. All investments acquired during 2009 were acquired using the proceeds from CPA®:16 — Global’s second, follow-on public offering, under the terms of which the advisor does not receive an acquisition expense allowance but is reimbursed for all reasonable direct third-party acquisition related costs incurred. An annual installment of deferred acquisition fees of $9.1 million were paid to the advisor in cash in January 2009. Unpaid installments of deferred acquisition fees totaled $9.0 million as of December 31, 2009 and are included in due to affiliates in CPA®:16 — Global’s consolidated financial statements.

The advisor is entitled to receive subordinated disposition fees based on the total consideration received by CPA®:16 — Global for the sale of its investments. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after CPA®:16 — Global’s stockholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since CPA®:16 — Global’s inception. Payment of such amount, however, cannot be made until the subordination provisions are met. Subordinated disposition fees totaled $1.0 million as of December 31, 2009.

CPA®:16 — Global owns interest in property-owning entities ranging from 25% to 70%, with the remaining interests held by other CPA® REITs and affiliates of the advisor.

Because CPA®:16 — Global does not have its own employees, the advisor employs, directly and through its affiliates, CPA®:16 — Global’s officers and other personnel to provide services to it, including CPA®:16 — Global’s executive officers. During 2009, $3.1 million was paid to the advisor or its affiliates by CPA®:16 — Global to cover such personnel expenses, which amount includes both cash compensation and employee benefits. In addition, pursuant to a cost-sharing arrangement among the CPA® REITs, the advisor and other affiliates of the advisor, CPA®:16 — Global pays its proportionate share, based on adjusted revenues, of office rental expenses and of certain other overhead expenses. Under this arrangement, CPA®:16 — Global’s share of office rental expenses for 2009 was $0.8 million.

INFORMATION ABOUT CPA 16 MERGER SUB

CPA 16 Merger Sub was formed as a Maryland corporation on December 9, 2010 for the purpose of effecting the merger. CPA 16 Merger Sub is a subsidiary of CPA®:16 — Global and has not engaged in any activity since its formation other than activities related to the merger and currently has no assets. In the merger, CPA®:14 will merge with and into CPA 16 Merger Sub, with CPA 16 Merger Sub being the surviving entity. The board of directors of CPA 16 Merger Sub will be the board of directors of CPA®:16 — Global. CPA 16 Merger Sub expects to qualify as a REIT for U.S. federal income tax purposes.

INFORMATION ABOUT HOLDINGS, CPA 14 SUB AND CPA 16 ACQUISITION

Each of Holdings, CPA 14 Sub and CPA 16 Acquisition was formed as a Maryland corporation on December 9, 2010 for the sole purpose of facilitating the alternate merger that will be used to complete the transaction in the event that the tax opinions that are a condition to the merger are not available and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement. Holdings is wholly owned by W. P. Carey and has not engaged in any activity since its formation other than activities related to this transaction. In the alternate merger, each of CPA®:14 and CPA®:16 — Global will merge with two separate, transitory merger subsidiaries of Holdings, CPA 14 Sub and CPA 16 Acquisition, respectively, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of Holdings. Thus, upon consummation of the alternate merger, Holdings will be owned by the current CPA®:16 — Global stockholders and the CPA®:14 stockholders that elect to receive CPA®:16 — Global common stock in the merger, and Holdings will own CPA®:14 and CPA®:16 — Global. Holdings will not undertake any operation except as may be necessary to complete the transaction under the alternate merger. If the alternate merger is used to complete the transaction, Holdings common stock will be issued in the transaction instead of CPA®:16 — Global common stock. The board of directors of Holdings after the alternate merger will be the board of directors of CPA®:16 — Global.

THE COMBINED COMPANY

Upon completion of the merger, CPA®:16 — Global will succeed to the business of CPA®:14. Its core investment strategies and methods of operation will continue to be followed in the same manner as prior to the merger. The combined company’s board of directors will consist of members of the board of directors of CPA®:16 — Global. CPA®:16 — Global will retain its existing senior management team, including Wm. Polk Carey as Chairman and Trevor P. Bond as Chief Executive Officer. If the alternate merger is consummated, the members of the CPA®:16 — Global boards of directors immediately prior to the closing of the alternate merger will be appointed to the board of directors of Holdings.

The combined company will own and operate properties encompassing more than 52 million square feet with a broad geographic representation in the United States markets. The properties or interest in properties that will be sold by CPA®:14 to CPA®:17 — Global and W. P. Carey immediately prior to the merger will not be included in the combined company’s portfolio. As of September 30, 2010, the pro forma combined portfolio was more than 97% leased.

The following tables set forth certain information for the properties and interests in properties to be owned by the combined company as of September 30, 2010 and has been updated to reflect the disposition of properties subsequent to September 30, 2010.

Combined Property Listing

The Combined Company’s Portfolio

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

24 Hour Fitness USA, Inc.
Houston, TX	100.00%		46,733	$19.13	894,232	CPI	10/2019	07/2036
Salt Lake City, UT	100.00%		36,851	$18.67	688,002	CPI	05/2020	05/2035
St. Charles, MO	100.00%		38,432	$21.89	841,162	CPI	12/2020	12/2035

			122,016		2,423,395

Actebis Peacock GmbH
Bad Wünnenbeg and Soest, Germany		30.00%	195,745	$6.34	1,241,165	GPI	07/2024	07/2039
Actuant
Kahl, Germany		49.95%	152,693	$7.00	1,069,162	GPI	01/2021	01/2031
Advanced Circuits, Inc.
Aurora, CO		100.00%	61,233	$8.84	541,395	CPI	09/2020	09/2040
Advanced Micro Devices, Inc.
Sunnyvale, CA	66.67%		241,309	$30.87	7,448,048	CPI	12/2018	12/2038
American Tire Distributors, Inc.
Charlotte and Lincolnton, NC; Mauldin, SC	100.00%		465,588	$4.32	2,009,082	CPI	03/2022	03/2042
Amerix Corporation
Columbia, MD	100.00%		154,394	$20.99	3,240,972	CPI	03/2016	12/2036
Amtech Systems Corporation
Albuquerque, NM	100.00%		74,747	$10.02	749,259	FIXED	09/2015	09/2030
Aspen Motion Technologies, Inc.
Radford, VA	100.00%		64,620	$6.34	409,473	CPI	05/2017	05/2017
Atrium Companies, Inc.
Dallas, TX	100.00%		539,017	$2.06	1,111,100	CPI	07/2022	07/2032
Murrysville, PA; Welcome, NC; Wylie, TX	100.00%		826,702	$3.90	3,227,223	CPI	11/2021	11/2031

			1,365,719		4,338,323

BA Kitchen Components Limited
Doncaster, United Kingdom	100.00%		177,604	$2.67	474,270	NONE	04/2015	04/2015
Barjan LLC
Rock Island, IL	100.00%		241,950	$3.58	865,200	FIXED	12/2021	12/2031
Barth Europa Transporte e.K
Laupheim, Germany		33.30%	14,452	$7.92	92,713	FIXED	03/2017	03/2027
Berry Plastics, LLC
Baltimore, MD; Evansville, IN; Lawrence, KS		50.00%	714,989	$4.80	3,430,423	CPI	04/2032	01/2048

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

Best Brands Corp.
Bonner Springs, KS; Colton, CA; Dallas, TX; Eagan, MN		100.00%	658,379	$6.22	4,096,989	CPI	03/2028	03/2048
Best Buy Stores, L.P.
Fort Collins, CO; Matteson and Schaumburg, IL; Nashua, NH; Albuquerque, NM; North Attleboro, MA; Arlington, Beaumont, Dallas, Fort Worth and Houston, TX; Virginia Beach, VA;	37.00%		189,544	$8.04	1,524,207	FIXED	04/2018	04/2038
Torrance, CA	100.00%		67,078	$27.50	1,844,645	FIXED	01/2017	01/2027

			256,622		3,368,852

Bobs Discount Furniture
Norwich, CT		100.00%	584,524	$3.85	2,247,783	CPI	08/2027	08/2037
Norwich, CT		100.00%	210,329	$6.32	1,330,027	CPI	09/2027	09/2037

			794,853		3,577,810

Briggs Nursery, LLC
Elma, WA		100.00%	77,775	$8.08	628,076	CPI	02/2028	02/2048
Builder’s FirstSource, Inc.
Atlanta, GA; Cincinnati, OH; Elkwood, VA	60.00%		233,557	$4.15	968,836	CPI	01/2017	01/2037
Harrisburg, NC	100.00%		174,000	$6.80	1,182,612	CPI	06/2020	06/2030

			407,557		2,151,448

Carl Leipold Metallwarenfabrik
Bunde, Dransfeld and Wolfach, Germany		100.00%	219,377	$5.64	1,236,360	GPI	08/2028	07/2038
Windsor, CT		100.00%	17,400	$8.31	144,542	CPI	07/2028	07/2068

			236,777		1,380,901

Carrefour France SAS
Boé, France	100.00%		252,844	$4.29	1,085,341	CPI	03/2011	03/2011
Lieusaint, France	100.00%		337,161	$8.20	2,764,650	CPI	06/2011	06/2011
Le Mans, France	100.00%		44,799	$5.31	237,867	CPI	06/2014	06/2017
Carpiquet, Lagnieu (Lyon), Luneville, Mans, St-Germain de Puy and Vendin le Vieil, France	100.00%		3,482,360	$4.54	15,805,648	INSEE	06/2015	06/2018

			4,117,164		19,893,506

Celadon Trucking Services, Inc
Indianapolis, IN	100.00%		76,326	$14.24	1,086,719	CPI	09/2021	09/2041
Cheeseworks Real Properties, Inc.
Alameda, CA; Ringwood, NJ		100.00%	74,832	$13.35	998,816	CPI	06/2026	06/2046
Cofinity, Inc.
Southfield, MI		100.00%	77,180	$17.01	1,313,147	FIXED	01/2025	01/2035
CompuCom Systems, Inc.
Dallas	66.66%		161,549	$20.72	3,346,549	CPI	03/2019	03/2029
Consolidated Systems, Inc.
Columbia, SC		40.00%	225,844	$2.80	631,800	FIXED	10/2026	10/2046
CVS/Caremark Corporation
Scottsdale, AZ	100.00%		354,888	$12.12	4,300,000	NONE	09/2021	09/2051
Del Monte Corp.
Mendota, IL; Toppenish and Yakima, WA; Plover, WI	50.00%		367,883	$4.79	1,763,403	CPI	06/2016	06/2056
Dick’s Sporting Goods, Inc.
Kennesaw, GA; Lombard, IL; Leawood, KS; Fairfax, VA	100.00%		378,190	$13.91	5,259,542	FIXED	12/2020	12/2060
York, PA	100.00%		50,000	$13.00	650,000	FIXED	01/2023	12/2037
Plainfield, IN		55.10%	399,678	$4.25	1,697,710	FIXED	01/2022	01/2057

			827,868		7,607,251

EB West Properties, Inc.
Moorpark, CA	100.00%		170,000	$3.07	522,000	NONE	06/2011	06/2011

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

Eden Beauty Concepts Inc. (3)
Carlsbad, CA	100.00%		12,288	$15.83	194,485		08/2010	08/2010
Edgen Murray Europe Limited
Newbridge, United Kingdom		100.00%	213,394	$8.88	1,894,946	CPI	12/2030	12/2050
E-Z Pack Holdings, LLC
Cynthiana, KY		100.00%	328,000	$2.45	805,188	CPI	07/2016	07/2021
Finisar Corporation
Sunnyvale, CA; Allen, TX		100.00%	251,988	$13.09	3,297,719	FIXED	02/2020	02/2040
First Communications, LLC
Southfield, MI		100.00%	3,548	$14.00	49,672	FIXED	03/2015	03/2015
Flowers Foods, Inc.
Suwanee, GA		100.00%	33,657	$38.23	1,286,636	FIXED	12/2022	12/2042
Foss Manufacturing Company, LLC
Hampton, NH		100.00%	528,010	$3.77	1,992,000	CPI	08/2024	08/2044
Fraikin SAS
66 locations throughout France		100.00%	962,234	$6.53	6,279,395	INSEE	12/2021 and 03/2022	12/2021 and 03/2022
Frontier Spinning Mills, Inc.
Mayodan, Sanford and Stoneville, NC		40.00%	770,910	$2.45	1,887,000	FIXED	03/2028	03/2048
Garden Ridge, L.P.
South Tulsa, OK	100.00%		141,659	$5.76	816,522	CPI	08/2024	08/2044
Gateway Medical Research, Inc.
St. Charles, MO		100.00%	102,699	$17.09	1,754,630	CPI	12/2026	12/2036
Gerber Scientific, Inc.
Manchester and South Windsor, CT	100.00%		347,500	$7.68	2,667,913	CPI	07/2018	07/2038
Gibson Guitar Corporation
Elgin, IL; Bozeman, MT; Nashville, TN	82.50%		276,007	$7.56	2,086,130	CPI	03/2021	03/2041
Hellweg Die Profi-Baumärkte GmbH & Co KG
37 locations throughout Germany		25.58%	819,546	$11.36	9,310,447	GPI	02/2030	02/2037
Arnstadt, Borken, Bünde, Dorsten, Duisburg, Freiberg, Gütersloh, Leimbach-Kaiserro, Monheim, Oberhausen, Osnabrück, Rodewisch, Sankt Augustin, Schmalkalden and Wuppertal, Germany		25.00%	321,316	$10.95	3,519,916	GPI	02/2030	02/2035

			1,140,862		12,830,363

Henkel Corporation
Richmond, MO	100.00%		262,528	$4.52	1,185,925	CPI	10/2021	10/2041
Hilite Germany GmbH
Marktheidenfeld, Germany		100.00%	194,220	$13.25	2,573,495	GPI	06/2026	06/2046
Hotel Operator (MN) TRS 16-87, Inc.
Bloomington, MN		100.00%	180,140	$5.55	999,996	FIXED	10/2016	10/2046
Huntsman International LLC
The Woodlands, TX		100.00%	179,492	$21.80	3,913,746	FIXED	08/2022	08/2042
IAC Soft Trim Properties, LLC
Albemarie and Old Fort, NC; Holmesville, OH; Springfield, TN	100.00%		1,215,023	$2.15	2,609,242	CPI	09/2021	09/2041
IDS Group Ltd.
Lamlukka, Thailand		100.00%	335,513	$3.79	1,271,224	CPI	12/2019	12/2024
Udom Soayudh Rd., Thailand		100.00%	270,467	$4.00	1,082,022	CPI	12/2019	12/2025
Udom Soayudh Rd., Thailand		100.00%	166,842	$3.45	575,946	CPI	12/2019	12/2034

			772,822		2,929,192

IDS Manufacturing
Shah Alam, Malaysia		100.00%	345,407	$3.75	1,294,571	CPI	12/2019	12/2024
Infor Global Solutions (Michigan), Inc.
Greenville, SC		100.00%	124,836	$11.90	1,485,003	CPI	04/2021	04/2041

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

Institutional Jobbers Company
Valdosta, GA	100.00%		113,871	$7.27	828,000	FIXED	12/2019	12/2028
Johnson City, TN	100.00%		297,546	$4.80	1,427,964	FIXED	12/2019	12/2029

			411,417		2,255,964

International Academy of Design & Technology
Nashville, TN		100.00%	66,263	$14.40	954,187	OTHER	06/2019	06/2029
International Imaging Materials, Inc.
Amherst, NY		100.00%	271,123	$5.12	1,387,500	CPI	08/2026	08/2046
International Management Services Group
Phoenix, AZ; Hayward, South Gate and Vernon, CA; Bedford Park, IL; Rock Hill, SC; Houston, TX		100.00%	757,266	$6.17	4,669,034	CPI	07/2027	07/2047
JDS Uniphase Corporation
Robbinsville, NJ	100.00%		134,637	$5.22	702,289	FIXED	05/2017	05/2032
Jen-Coat. Inc.
Westfield, MA	100.00%		377,500	$3.76	1,417,875	CPI	08/2021	08/2041
John McGavigan Limited
Glasgow, United Kingdom		100.00%	112,099	$4.08	456,908	RPI	05/2015	05/2015
Karcher North America, Inc.
Chandler, AZ and Englewood, CO		100.00%	237,877	$6.51	1,547,438	CPI	06/2024	06/2044
Katun Corporation
Davenport, IA and Bloomington, MN	100.00%		343,423	$10.31	3,540,224	CPI	08/2022	08/2042
Gorinchem, NT	100.00%		133,500	$8.22	1,097,105	CPI	07/2022	07/2042

			476,923		4,637,330

Kings Super Markets, Inc.
Cresskill, Livingston, Maplewood, Montclair, Morristown and Summit, NJ		100.00%	136,856	$26.69	3,653,271	CPI	05/2026	05/2066
L-3 Communications
Pittsburgh, PA	100.00%		146,103	$5.59	816,717	CPI	03/2015	11/2023
Learning Care Group, Inc.
Chandler, AZ; Fleming Island, FL; Kennesaw, GA; Hauppauge and Patchogue, NY; Sugar Land, TX; Hampton, VA and Silverdale, WA	100.00%		71,372	$21.23	1,515,568	CPI	06/2017	06/2027
Life Time Fitness, Inc.
Boca Raton, FL; Bloomington, Eden Prairie, Fridley and St. Louis Park, MN	56.00%		545,681	$9.53	5,202,213	FIXED	07/2026	07/2046
LifePort, Inc.
Georgetown, TX and Woodland, WA		100.00%	69,849	$12.65	883,563	CPI	10/2021	10/2041
Woodland, WA		100.00%	45,846	$11.02	505,400	CPI	02/2025	02/2045

			115,695		1,388,963

Lincoln Technical Institute, Inc.
Union, NJ; Allentown and Philadelphia, PA; Grand Prairie, TX	100.00%		158,202	$9.02	1,427,324	CPI	12/2016	12/2036
Magna Composites, LLC
Salisbury, NC	100.00%		333,830	$4.17	1,392,442	CPI	09/2019	09/2039
Mantsinen Group Ltd. Oy
Ylämylly, Finland		100.00%	118,942	$9.94	1,181,831	CPI	12/2027	12/2032
McCoy Workplace Solutions, L.P.
Houston, TX	90.00%		126,000	$4.62	582,120	FIXED	06/2016	06/2026
McLane Foodservice, Inc.
Shawnee, KS; Burlington, NJ; Manassas, VA	100.00%		529,428	$7.63	4,037,138	CPI	11/2015	11/2025

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

McLean Midwest Corporation
Champlin, MN	100.00%		179,655	$3.68	661,201	CPI	11/2010	11/2010
Memphis Hotel Operator (TN) TRS 16-121, Inc.
Memphis, TN		100.00%	42,501	$47.06	2,000,000	NONE	10/2017	10/2047
Mercury Partners, LP
69 locations throughout the U.S.		30.77%	1,162,879	$5.59	6,497,241	CPI	04/2024	04/2044
Metagenics, Inc.
San Clemente, CA	100.00%		88,070	$17.87	1,573,427	FIXED	08/2012	08/2022
Metaldyne Powertrain Components, Inc.
Twinsburg, OH	100.00%		156,000	$3.21	500,000	FIXED	12/2014	12/2017
MetoKote Corporation
Peru, IL; Huber Heights,Lima, Sheffield, OH; Lebanon, TN; Cambridge, Canada		100.00%	782,010	$5.13	4,010,145	CPI	05/2025	05/2045
Ramos Arizpe, Mexico		100.00%	85,900	$4.49	385,933	CPI	06/2025	06/2045

			867,910		4,396,078

MJB Acquisition Corporation
Blairsville, PA		100.00%	198,660	$11.50	2,284,962	CPI	01/2027	11/2065
Laramie, WY		100.00%	200,440	$10.56	2,117,263	CPI	01/2027	01/2067

			399,100		4,402,226

Mountain City Meat Co., Inc.
Denver, CO		100.00%	63,773	$10.58	674,494	CPI	06/2022	06/2042
Nashville, TN		100.00%	184,727	$4.40	813,206	CPI	07/2027	07/2047

			248,500		1,487,700

MSR Technologies GmbH
Laupheim, Germany		33.30%	67,358	$4.79	322,962	FIXED	03/2027	03/2047
Newpark Resources, Inc.
Lafayette, LA	100.00%		34,245	$12.70	434,977	CPI	11/2017	11/2027
Nordic Cold Storage, LLC
Atlanta and Rockmart, GA		100.00%	452,956	$7.62	3,451,209	CPI	02/2027	02/2047
Doraville, GA		100.00%	853,577	$4.06	3,465,041	CPI	04/2029	04/2049

			1,306,533		6,916,250

Nurminen Logistics Oyj
Kotka, Finland		100.00%	222,648	$3.90	867,839	CPI	10/2020	10/2035
NYT Real Estate Company LLC
New York, NY		27.25%	194,082	$34.47	6,689,960	FIXED	03/2024	03/2044
OBI Group
Bydgoszcz, Czestochowa, Jablonna, Katowice, Kielce, Lodz, Lubin, Lublin, Olsztyn, Opole, Plock, Walbrzych, Warsaw and Warszawa, Poland		25.00%	405,443	$9.51	3,857,071	HICP	03/2024	03/2039
Rybnik, Poland		25.00%	22,873	$8.93	204,196	HICP	03/2025	03/2040

			428,317		4,061,267

OfficeMax, Incorporated
Torrance, CA	100.00%		36,000	$12.00	432,000	NONE	01/2020	01/2020
Optronics International, LLC
Muskogee, OK		100.00%	57,075	$2.71	154,866	CPI	12/2021	12/2041
Pacific Logistics LP
Dallas, TX	100.00%		90,537	$13.32	1,206,156	CPI	01/2019	01/2059
Pacific Press Technologies, L.P.
Mt. Carmel, IL and Beaverton, MI		100.00%	271,406	$2.59	703,560	CPI	10/2027	10/2047
PaloDEx Group Oy
Tuusula, Finland		100.00%	143,043	$10.00	1,431,104	CPI	04/2027	04/2047
Performance Fibers GmbH
Bad Hersfeld, Germany		100.00%	858,958	$4.59	3,940,878	CPI	01/2027	01/2037
Perkin Elmer, Inc.
Turku, Finland	100.00%		308,665	$14.71	4,541,714	CPI	01/2022	01/2037
Perry Graphic Communications, Inc.
Baraboo and Waterloo, WI	100.00%		899,476	$2.54	2,285,539	FIXED	12/2017	12/2032

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

PETsMART, Inc.
Phoenix, AZ; Westlake Village, CA; Boca Raton, Lake Mary, Plantation, Tallahassee, FL; Evanston, IL; Braintree, MA; Oxon Hill, MD; Flint, MI; Dallas and Southlake, TX	70.00%		644,082	$8.32	5,357,358	FIXED	11/2021	11/2041
Plantasgen
Tornby, Linkoping, Sweden		100.00%	58,770	$12.78	750,848	CPI	08/2029	08/2049
Vantaa, Finland		100.00%	91,145	$17.76	1,618,637	CPI	08/2024	08/2044

			149,915		2,369,485

Ply Gem Industries, Inc.
Kearney, MO; Fair Bluff, NC; York, NE; Walbridge, OH; Middlesex Township, PA; Rocky Mount, VA; Martinsburg, WV; Calgary, Alberta, Canada		100.00%	1,857,280	$2.27	4,210,233	CPI	08/2024	08/2044
Pohjola Non-Life Insurance Company LTD
Helsinki, Finland		40.00%	340,400	$10.40	3,540,147	CPI	05/2015	05/2020
Polestar Petty Limited
Leeds, United Kingdom		100.00%	199,618	$10.83	2,162,440	FIXED	05/2029	05/2029
Prefecture de Police
Paris, France		50.00%	120,668	$37.57	4,533,705	INSEE	06/2019	06/2019
Primos, Inc.
Flora, MS		100.00%	102,498	$4.15	425,809	CPI	12/2021	12/2041
Production Resource Group
Burbank, CA	100.00%		49,374	$10.30	508,770	CPI	10/2014	10/2024
Las Vegas, NV	100.00%		127,496	$8.95	1,140,849	CPI	03/2014	03/2024

			176,870		1,649,619

Provo Craft & Novelty, Inc.
Spanish Fork, UT		100.00%	212,685	$5.59	1,188,000	FIXED	03/2020	03/2030
PW Eagle, Inc.
Perris, CA; Eugene, OR; West Jordan, UT; Tacoma, WA	100.00%		245,294	$7.10	1,741,258	CPI	02/2022	02/2042
Rave Reviews LLC
Hickory Creek, TX	100.00%		57,126	$17.13	978,642	CPI	12/2020	12/2040
Pensacola, FL	100.00%		72,156	$17.46	1,259,888	CPI	10/2023	10/2043
Port St. Lucie, FL	100.00%		53,104	$16.10	854,824	CPI	06/2021	06/2041

			182,386		3,093,355

Rexam Consumer Plastics, Inc.
Buffalo Grove, IL		100.00%	264,695	$6.20	1,639,986	CPI	01/2025	01/2045
Richmond I Cinema, L.L.C.
Midlothian, VA	100.00%		80,730	$23.24	1,876,092	FIXED	07/2020	08/2030
Rinker Materials PolyPipe, Inc.
Sandersville, GA; Fernley, NV; Erwin, TN; Gainesville, TX		100.00%	240,067	$3.62	869,008	CPI	02/2025	02/2045
Rome Die Casting, LLC
Rome, GA	100.00%		117,500	$1.49	175,392	NONE	09/2012	09/2017
SaarOTEC
St. Ingbert, Germany		50.00%	78,034	$3.23	251,822	CPI	07/2021	07/2026
Schoeller Arca Systems
Monheim, Germany		100.00%	100,018	$10.59	1,059,070	GPI	04/2023	04/2038
Nurieux-Volognat, France		100.00%	196,743	$7.33	1,442,040	INSEE	06/2023	06/2032

			296,761		2,501,111

Schuler AG
Göppingen, Germany		33.33%	248,862	$9.28	2,310,382	CPI	10/2027	10/2047
Schwan’s Logistics, LLC
Suwanee, GA		100.00%	99,343	$6.92	687,251	FIXED	12/2022	12/2042
Sheplers, Inc.
Wichita, KS and Oklahoma City, OK		100.00%	257,038	$3.73	958,557	CPI	07/2027	07/2052
ShopRite Supermarkets, Inc.
Ellenville and Warwick, NY	45.00%		61,568	$15.02	924,555	FIXED	10/2024	10/2044

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

Silgan Containers Manuafacturing Corp.
Fort Dodge, IA; Menomonie and Oconomowoc, WI	100.00%		399,131	$5.06	2,020,813	CPI	04/2024	04/2039
Soho House Limited
Miami Beach, FL		100.00%	97,587	$36.37	3,549,187	FIXED	09/2030	09/2045
Southwest Convenience Stores, LLC
El Paso, Fabens and Socorro, TX		100.00%	59,794	$31.96	1,911,187	CPI	03/2031	03/2051
Sovereign Bank
Bourne, Sandwich and Wareham, MA	100.00%		19,999	$12.35	246,958	CPI	12/2017	12/2037
Special Devices, Inc.
Mesa, AZ	100.00%		79,275	$12.61	1,000,000	CPI	06/2021	06/2041
Stellex Corporation
North Amityville, NY	100.00%		228,000	$8.35	1,903,751	CPI	02/2020	02/2040
Sunland Distribution, Inc.
Greenville, SC	100.00%		343,739	$2.59	891,862	FIXED	10/2019	10/2039
The Talaria Company, LLC
Stuart, FL; Southwest Harbor and Trenton, ME; Portsmouth, RI		70.00%	298,296	$15.63	4,663,103	CPI	04/2030	04/2060
TBC Corporation
Torrance, CA	100.00%		4,500	$26.09	117,420	CPI	06/2012	06/2022
Telcordia Technologies, Inc.
Piscataway, NJ		100.00%	885,608	$11.39	10,084,383	CPI	09/2023	09/2043
Telos Corp.
Ashburn Junction, VA	100.00%		192,775	$10.27	1,979,374	CPI	03/2016	03/2036
Tesco Global Aruhazak Zrt.
Gyal and Herceghalom, Hungary		51.00%	508,996	$7.00	3,562,726	GPI	07/2024	07/2039
Thales S.A.
Conflans St. Honorine, France		35.00%	119,617	$12.49	1,494,282	INSEE	12/2011	12/2020
The Bon-Ton Department Stores, Inc.
Johnstown and Whitehall, PA	100.00%		480,059	$3.43	1,648,437	CPI	04/2017	04/2047
York, PA	100.00%		131,915	$6.49	856,386	CPI	01/2021	01/2051

			611,974		2,504,823

The Robbins Company
Solon, OH	100.00%		67,000	$3.84	257,448	NONE	08/2012	08/2017
The Upper Deck Co.
Carlsbad, CA	50.00%		147,390	$10.83	1,596,901	CPI	12/2020	12/2040
The Vermont Teddy Bear Co., Inc.
Shelburne, VT	100.00%		55,446	$14.84	822,952	CPI	07/2017	07/2032
TietoEnator Plc
Espoo, Finland		40.00%	186,593	$18.19	3,394,896	CPI	12/2016	12/2031
Tolmar, Inc.
Fort Collins, CO		100.00%	64,994	$19.69	1,279,410	CPI	12/2026	12/2046
Tower Automotive Products Co., Inc.
Kendallville, IN; Clinton Township, MI; Upper Sandusky, OH	100.00%		596,462	$5.29	3,155,178	CPI	04/2020	04/2040
Town Sports International Holdings, Inc.
Newton, MA	56.00%		38,080	$17.12	652,001	CPI	02/2023	02/2053
Towne Air Freight, Inc.
Elk Grove Village, IL	100.00%		46,672	$22.69	1,059,160	CPI	10/2020	10/2040
True Value Company
Kingman, AZ; Woodland, CA; Jonesboro, GA; Kansas City, MO; Springfield, OR; Fogelsville, PA; Corsicana, TX	50.00%		1,814,078	$3.76	6,825,290	FIXED	12/2022	11/2042
TRW Vehicle Safety Systems Inc.
Washington, MI		100.00%	279,625	$11.02	3,081,748	FIXED	11/2021	11/2041
U. S. Home Corporation
Houston, TX	100.00%		52,144	$14.67	765,158	CPI	10/2015	10/2035

	Pre-Merger				Current	Rent
	Ownership Interests		Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:16	Footage(1)	Square Foot	Rents(1)	Factor(2)	Term	Term

U-Haul Moving Partners Inc.
69 locations throughout the U.S.		30.77%	626,169	$5.59	3,498,843	CPI	04/2014	04/2034
United States Aluminum of Canada, LTD.
Guelph and Langley, Canada		100.00%	132,486	$5.33	705,722	CPI	07/2027	06/2037
Utex Industries, Inc.
Conroe, Houston, Odessa and Weimar, TX		100.00%	347,910	$3.87	1,346,382	CPI	04/2026	04/2046
UTI Holdings, Inc.
Mooresvile, NC	100.00%		144,995	$10.70	1,552,090	CPI	09/2022	09/2043
Sacramento, CA		100.00%	245,382	$14.52	3,563,427	CPI	07/2022	05/2042

			390,377		5,115,517

Vanguard National Trailer Association
Monon, IN	100.00%		145,436	$0.98	142,076	FIXED	04/2018	04/2018
Waddington North America, Inc.
City of Industry, CA; Florence, KY; Chelmsford, MA; Lancaster, TX	100.00%		448,600	$6.06	2,717,421	CPI	04/2021	04/2041
Waste Management of Utah, Inc.
Salt Lake City, UT		100.00%	120,360	$7.78	936,023	CPI	12/2031	12/2051
Westell, Inc.
Aurora, IL	100.00%		210,877	$9.34	1,968,813	FIXED	09/2017	09/2027
Willy Voit GmbH & Co. KG
St. Ingbert, Germany		100.00%	312,218	$9.39	2,933,066	CPI	09/2027	09/2047
Xpedite Systems, Inc.
Tinton Falls, NJ		100.00%	90,008	$16.50	1,485,132	FIXED	06/2016	06/2026
Zero Manufacturing, Inc.
No Salt Lake City, UT	100.00%		292,317	$3.41	996,136	CPI	05/2017	05/2027
Multi-Tenant Property in Lindon, Utah
Advantage Multi Marketing, LLC	100.00%		8,310	$16.48	136,949	FIXED	02/2013	02/2015
Pinnacle Security LLC	100.00%		35,900	$14.24	511,047	FIXED	11/2012	11/2012
Teleperformance USA	100.00%		40,890	$12.99	531,132	FIXED	04/2011	04/2021

			85,100		1,179,128

Multi-Tenant Property in Nashville, TN
Allegheny Industrial	82.50%		2,840	$13.75	39,056	NONE	05/2011	05/2011
Benefit Communications, Inc.	82.50%		5,746	$9.27	53,267	FIXED	02/2012	02/2012
HEOPS, Inc.	82.50%		6,934	$11.91	82,585	FIXED	08/2012	08/2015
Systems Spray Cooled	82.50%		2,336	$14.25	33,294	FIXED	04/2012	04/2012
Texas RioGrande Legal Aid, Inc.	82.50%		2,328	$12.71	29,591	FIXED	10/2012	10/2012

			20,185		237,793

Vacant
Carlsbad, CA	100.00%		76,041
Duluth, GA	100.00%		221,374
Niles, IL	100.00%		125,880
Plymouth, MI	100.00%		71,132
Lakewood, NJ	100.00%		218,201
Milford , OH	100.00%		437,000
Nashville , TN	82.50%		7,587
Houston, TX	100.00%		253,215
Doncaster, United Kingdom	100.00%		48,394

			1,458,824

Total			52,880,655		$358,254,378

(1)	Amounts are based on the combined company’s pro rata share.

(2)	Rent increase factors include the following indices:

•	CPI — Consumer Price Index

•	GPI — German Consumer Price Index

•	HICP — Harmonized Index of Consumer Prices, an index published by the European Union

•	INSEE — INSEE construction index, an index published by the French government

•	RPI — Retail Prices Index, an index published by the British government

(3)	Lease is month to month.

Combined Company’s Portfolio

As of September 30, 2010, the combined company’s portfolio totaled more than 52.9 million square feet and had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of the combined company’s properties at September 30, 2010 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Region	Lease Revenue(a)	Lease Revenue	Lease Revenue(a)	Lease Revenue

United States
East	$74,887	23%	$14,298	19%
Midwest	52,473	16	7,875	11
South	47,867	15	11,697	16
West	42,586	13	14,619	20

Total U.S.	217,813	67	48,489	66

International
Europe(c)	98,845	31	25,839	34
Asia	4,224	1	—	—
Canada	2,598	1	—	—
Mexico	386	—	—	—

Total Non-U.S.	106,053	33	25,839	34

Total	$323,866	100%	$74,328	100%

(a)	Reflects annualized contractual minimum base rent for the third quarter of 2010.

(b)	Reflects the combined company’s pro rata share of annualized contractual minimum base rent for the third quarter of 2010 from equity investments in real estate.

(c)	Reflects investments in Finland, France, Germany, Hungary, Poland, Sweden, the Netherlands and the United Kingdom.

Property Diversification

Information regarding the combined company’s property diversification at September 30, 2010 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Property Type	Lease Revenue(a)	Lease Revenue	Lease Revenue(a)	Lease Revenue

Industrial	$128,518	41%	$16,448	22%
Warehouse/distribution	81,836	25	8,029	11
Retail	50,742	16	10,223	14
Office	42,453	13	23,770	32

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Property Type	Lease Revenue(a)	Lease Revenue	Lease Revenue(a)	Lease Revenue

Other Properties(c)	20,317	5	15,858	21

Total	$323,866	100%	$74,328	100%

(a)	Reflects annualized contractual minimum base rent for the third quarter of 2010.

(b)	Reflects the combined company’s pro rata share of annualized contractual minimum base rent for the third quarter of 2010 from equity investments in real estate.

(c)	Other properties include hospitality, educational, childcare, leisure and sports/fitness properties, residential, and self-storage facilities, as well as undeveloped land.

Tenant Diversification

Information regarding the combined company’s tenant diversification at September 30, 2010 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(c)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Tenant Industry(a)	Lease Revenue(b)	Lease Revenue	Lease Revenue(b)	Lease Revenue

Retail trade	$94,451	29%	$9,342	13%
Electronics	25,668	8	16,500	22
Chemicals, plastics, rubber, and glass	25,370	8	—	—
Automotive	24,915	8	323	—
Construction and building	19,440	6	6,825	9
Transportation — cargo	18,818	6	114	—
Healthcare, education and childcare	16,449	5	—	—
Consumer and non-durable goods	15,576	5	—	—
Beverages, food, and tobacco	14,850	5	1,763	2
Business and commercial services	11,537	4	—	—
Telecommunications	10,134	3	—	—
Leisure, amusement and entertainment	9,042	3	5,854	8
Machinery	8,563	3	2,310	4
Media: printing and publishing	4,448	1	8,287	11
Mining, metals and primary metal industries	4,397	1	632	1
Grocery	3,653	1	925	1
Aerospace and defense	3,293	1	1,494	3
Hotels and gaming	3,000	1	—	—
Insurance	1,313	—	3,540	5
Buildings and real estate	—	—	6,497	9
Federal, state and local government	—	—	4,534	6
Other(d)	8,949	2	5,388	6

Total	$323,866	100%	$74,328	100%

(a)	Based on the Moody’s Investors Service, Inc. classification system and information provided by the tenant.

(b)	Reflects annualized contractual minimum base rent for the third quarter of 2010.

(c)	Reflects the combined company’s pro rata share of annualized contractual minimum base rent for the third quarter of 2010 from equity investments in real estate.

(d)	Includes revenue from tenants in the combined company’s consolidated investments in the following industries: consumer services (1%), consumer and durable goods (1%), textiles, leather and apparel (1%), forest products and paper (less than 1%), utilities (less than 1%) and banking (less than 1%). For the combined company’s equity investments in real estate, Other consists of revenue from tenants in personal transportation (4%) and textiles, leather and apparel (2%).

Lease Expirations

At September 30, 2010, lease expirations of the combined company’s properties were as follows (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate(b)
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Year of Lease Expiration	Lease Revenue(a)	Lease Revenue	Lease Revenue(a)	Lease Revenue

2010	$856	—%	$—	—%
2011	6,524	2	1,494	2
2012	1,112	—	—	—
2013	327	—	—	—
2014	2,387	1	3,499	5
2015	23,853	7	3,540	5
2016	10,585	3	5,158	7
2017	16,491	5	114	—
2018	2,810	1	8,972	12
2019	11,819	4	7,880	11
2020-2024	130,348	40	29,353	39
2025-2029	62,970	19	10,559	14
2030 and thereafter	53,784	18	3,758	5

Total	$323,866	100%	$74,327	100%

(a)	Reflects annualized contractual minimum base rent for the third quarter of 2010.

(b)	Reflects the combined company’s pro rata share of annualized contractual minimum base rent for the third quarter of 2010 from equity investments in real estate.

Joint Ventures

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the combined company evaluates the entity to determine if it is deemed a VIE and, if so, whether the combined company is deemed to be the primary beneficiary and is therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. The combined company reviews the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether the combined company has any variable interests in the VIE. The combined company then compares its variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both. The combined company uses this analysis to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. The combined company evaluates the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When the combined company obtains an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, it evaluates the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. The combined company also uses judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for it to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by it for a return on its investment. The combined company accounts for tenancy-in-common interests under the equity method of accounting.

Information regarding the combined company’s investments in joint ventures as of September 30, 2010 is listed below (in thousands):

Combined Company — Joint Venture Transactions
September 30, 2010
(In thousands)

	Combined					Combined Company
	Company Pro Forma %		Total JV			Pro Forma Share of Total JV
Joint Venture or JV (Principal Tenant)	Interest in JV	Remaining Interest in JV	Assets	Liabilities	Equity	Assets	Liabilities	Equity

620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP (NYT Real Estate Company LLC)	27%	CPA®:17 - Global - 55%; W. P. Carey - 18%	$240,902	$119,947	$120,955	$65,646	$32,686	$32,960

BB (Multi) LP (Best Buy Stores, L.P.)	37%	CPA®:15 - 63%	42,901	24,537	18,364	15,873	9,079	6,794

BBA-1 SARL (Thales S.A.)	35%	CPA®:15 - 65%	24,880	27,027	(2,147)	8,708	9,459	(751)

BFS (DE) LP (Builder’s FirstSource, Inc.)	60%	CPA®:15 - 40%	10,771	6,943	3,828	6,463	4,166	2,297

Bill-MC 14 LP (McCoy Workplace Solutions, L.P.)	90%	Third party - 10%	5,659	3,802	1,857	5,093	3,422	1,671

Bolt (DE) LP (True Value Company)	50%	CPA®:15 - 50%	50,653	24,920	25,733	25,327	12,460	12,867

Bos Club LL (MA) LLC (Town Sports International Holdings, Inc.)	56%	CPA®:15 - 44%	7,596	7,797	(201)	4,254	4,366	(112)

Bplast Landlord (DE) LLC (Berry Plastics, LLC)	50%	CPA®:15 - 50%	80,285	30,036	50,249	40,143	15,018	25,125

BVNY (DE) LLC (ShopRite Supermarkets, Inc.)	45%	CPA®:15 - 55%	16,100	38	16,062	7,245	17	7,228

Cards LLC (The Upper Deck Co.)	50%	CPA®:15 - 50%	26,180	10,138	16,042	13,090	5,069	8,021

Sunny Chip 14 (Advanced Micro Devices, Inc.)	67%	CPA®:15 - 33%	87,667	67,806	19,861	58,439	45,199	13,240

Comp Delaware LP (CompuCom Systems, Inc.)	67%	CPA®:15 - 50%	30,953	22,870	8,083	20,634	15,246	5,388

CP GAL Plainfield, LLC (Dick’s Sporting Goods, Inc.)	55%	CPA®:17 -Global - 45%(1)	27,622	23,038	4,584	15,220	12,694	2,526

Delmo 11/12 (DE) LLC (Del Monte Corp.)	50%	CPA®:15 - 50%	13,034	10,506	2,528	6,517	5,253	1,264

DIY (Poland) Sp. Zo.o. (OBI Group)	25%	CPA®:15 - 75%	194,292	181,881	12,411	48,573	45,470	3,103

Finit (FI) LLC (TietoEnator Plc)	40%	CPA®:15 - 60%	91,206	72,354	18,852	36,482	28,942	7,540

FRO SPIN (NC) LLC (Frontier Spinning Mills, Inc.)	40%	CPA®:17 - Global - 60%	38,950	23,221	15,729	15,580	9,288	6,292

GB-ACT (GER) LP (Actuant)	50%	CPA®:15 - 50%	17,101	12,090	5,011	8,551	6,045	2,506

Goldfish (DE) LP (PETsMART, Inc.)	70%	CPA®:15 - 30%	43,579	26,127	17,452	30,505	18,289	12,216

Hammer (DE) LP (True Value Company)	50%	CPA®:15 - 50%	34,661	19,593	15,068	17,331	9,797	7,534

Hegyal Logisztikai Szolgaltato KFT (Tesco Global Aruhazak Zrt.)	51%	CPA®:17 - Global -49%	92,215	51,892	40,323	47,030	26,465	20,565

Hinck Landlord (DE) LP (The Talaria Company, LLC)	70%	CPA®:15 - 30% CPA®:15 - 40%;	48,770	30,303	18,467	34,139	21,212	12,927

HLWG Two (GER) LLC (Hellweg Die Profi-Baumärkte GmbH & Co KG)	26%	CPA®:17 - Global - 33%(1) CPA®:15 - 38%; CPA®:17 - Global - 31% (1);	744,762	400,915	343,847	201,086	108,247	92,839

HLWG Two Lender SARL (Hellweg Die Profi-Baumärkte GmbH & Co KG)	26%	W. P. Carey - 5%	22,500	(151)	22,651	5,771	(39)	5,810

Labrador (AZ) LP (PETsMART, Inc.)	70%	CPA®:15 - 30%	22,742	12,261	10,481	15,919	8,583	7,336

Linden (GER) LLC (Barth Europa Transporte e.K, MSR Technologies GmbH)	33%	CPA®:15 -67%	17,535	13,184	4,351	5,844	4,394	1,450

LT Landlord (MN-FL) LLC (Life Time Fitness, Inc.)	56%	CPA®:15 - 44%	105,056	75,581	29,475	58,831	42,325	16,506

MCPA-Mass (TN) Associates (Gibson Guitar Corporation)	83%	Third party - 17%	13,315	9,032	4,283	10,985	7,451	3,534

	Combined					Combined Company
	Company Pro Forma %		Total JV			Pro Forma Share of Total JV
Joint Venture or JV (Principal Tenant)	Interest in JV	Remaining Interest in JV	Assets	Liabilities	Equity	Assets	Liabilities	Equity

MCPA Plus (TN) Associates (Multi-Tenant Property in Nashville, TN)	83%	Third party - 17%	4,542	1,987	2,555	3,747	1,639	2,108

Pohj Landlord (Finland) LLC (Pohjola Non-Life Insurance Company LTD)	40%	CPA®:15 -60%	96,578	82,348	14,230	38,631	32,939	5,692

Tech Landlord (GER) LLC (Actebis Peacock GmbH)	30%	CPA®:17 - Global - 70%	49,096	31,313	17,783	14,729	9,394	5,335

Tissue SARL (Prefecture de Police)	50%	CPA®:15 - 50% CPA®:15 - 58%;	102,047	88,125	13,922	51,024	44,063	6,961

UH Storage (DE) LP (Mercury Partners, LP, U-Haul Moving Partners Inc.)	31%	CPA®:17 -Global - 11%(1)	294,916	187,848	107,068	90,746	57,801	32,945

Wegell GmbH & Co. KG (Hellweg Die Profi-Baumärkte GmbH & Co KG)	25%	CPA®:15 - 75%	184,002	110,370	73,632	46,001	27,593	18,408

Wrench (DE) LP (True Value Company)	50%	CPA®:15 - 50%	43,919	25,580	18,339	21,960	12,790	9,170

Zylinderblock (Ger) LLC (SaarOTEC)	50%	CPA®:15 - 50%	6,913	10,454	(3,541)	3,457	5,227	(1,770)

Property in Columbia, SC (Consolidated Systems, Inc.)	40%	W. P. Carey - 60% CPA®:15 - 34%;	16,813	11,599	5,214	6,725	4,640	2,085

Property in Göppingen, Germany (Schuler AG)	33%	W. P. Carey - 33%	70,305	616	69,689	23,434	205	23,229

Property in Yakima, WA (Del Monte Corp.)	50%	CPA®:15 - 50%	1,034	66	968	517	33	484

			$3,022,052	$1,857,994	$1,164,058	$1,130,250	$706,927	$423,323

(1)	Prior to the completion of the merger transaction, equity interest is owned by CPA®:14. CPA®:14 intends to sell its interest in this venture to CPA®:17 — Global in connection with the merger.

Merger Financing

Holders of shares of CPA®:14 common stock as of the close of business on the CPA®:14 record date may elect to receive common stock of CPA®:16 — Global (or Holdings if the alternate merger is consummated) or cash in the merger. Depending upon the number of stockholders who elect to receive cash in the merger, CPA®:16 — Global may need to borrow funds to supplement its own available cash resources. CPA®:16 — Global has entered into binding commitment letters with five lenders for a new $300 million senior secured credit facility; however, the commitment letters are subject to a number of conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change in CPA®:16 — Global has occurred. On or after the closing of the senior secured credit facility, CPA®:16 — Global will have the right to increase the facility up to $350 million, subject to no default or event of default continuing or occurring at the time of such increase and the receipt of necessary additional commitments. The commitment letters provide for an initial loan term of three years, with the option to extend the term for one year, and an annual interest rate equal to, at CPA®:16 — Global’s option, either the Eurodollar Rate plus 325 to 350 basis points or the “base rate” plus 225 to 250. As defined, the base rate per day is a fluctuating annual rate equal to the highest of (i) the Prime Rate for such day, (ii) the Federal Funds Rate for such day, plus 1/2 of 1.00%, and (iii) the one month Eurodollar Rate for such day plus 1.00%. The senior secured credit facility will be guaranteed by all current and future subsidiaries of CPA®:16 — Global and available funds will be determined by a borrowing base of properties which will be pledged to secure CPA®:16 — Global’s obligations. CPA®:16 — Global will also have CPA®:14’s available cash, as well as the cash proceeds from the CPA®:14 asset sales, to pay for cash elections made by CPA®:14 stockholders in the merger. In addition, if CPA®:14’s and CPA®:16 — Global’s available cash, including the proceeds from the CPA®:14 asset sales, and CPA®:16 — Global’s senior secured credit facility, taken together, are not sufficient and additional financing is required, W. P. Carey has agreed to purchase that number of authorized but unissued shares of CPA®:16 — Global common stock that would generate sufficient proceeds to enable CPA®:16 — Global to pay such required cash amounts to CPA®:14 stockholders. On the terms and subject to the conditions set forth in the merger agreement, W. P. Carey has agreed to purchase CPA®:16 — Global’s shares of common stock at a purchase price per share of $8.80, which is equal to CPA®:16 — Global’s estimated net asset value per share as of September 30, 2010. CPA®:14’s advisor has also elected to receive $31.2 million of its termination fees payable from CPA®:14 pursuant to the CPA®:14 advisory agreement in restricted shares of CPA®:14 common stock at a price per share equal to $10.50, which amount equals CPA®:14’s estimated net asset value per share as of September 30, 2010 (after deducting the $1.00 per share special cash distribution).

Properties to be Sold to W. P. Carey in the CPA®:14 Asset Sale

The table below sets forth certain information describing the CPA®:14 properties that, prior to the merger, will be sold to W. P. Carey. Net cash proceeds from the sale of these properties will be distributed to CPA®:14 stockholders as a special cash distribution.

				CPA®:14’s
		CPA®:14’s		Share of
	CPA®:14’s	Share of	Rent per	Current	Rent
	Pre-Merger	Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	Ownership %	Footage	Foot	Rents	Factor(1)	Term	Term

Amylin Pharmaceuticals, Inc.
San Diego, CA	50.00%	72,156	$25.23	$1,820,417	FIXED	07/2019	07/2029
Check Free Corporation
Norcross, GA	50.00%	110,338	23.12	2,551,477	CPI	12/2015	12/2030
Federal Express Corporation
Collierville, TN	60.00%	234,228	18.38	4,304,078	CPI	07/2024	07/2039

Total		416,722		$8,675,971

(1)	CPI means Consumer Price Index.

Properties to be Sold to CPA®:17 — Global in the CPA®:14 Asset Sale

The table below sets forth certain information as of September 30, 2010 as described the CPA®:14 properties that, prior to the merger, will be sold to CPA®:17 — Global. Net cash proceeds from the sale of these properties will be distributed to CPA®:14 stockholders as a special cash distribution.

				CPA®:14’s
		CPA®:14’s		Share of
	CPA®:14’s	Share of		Current	Rent
	Pre-Merger	Square	Rent per	Annual	Increase	Lease	Maximum
Tenant/Location	Ownership %	Footage	Square Foot	Rents	Factor(1)	Term	Term

Dick’s Sporting Goods
Plainfield, IN	44.90%	325,690	$4.25	$1,383,433	FIXED	01/2022	01/2057
Hellweg Die Profi-Baumärkte GmbH & Co KG
37 locations throughout Germany	32.91%	1,030,980	11.37	11,721,796	GPI	02/2030	02/2037
Mercury Partners, LP
69 locations throughout the U.S.	11.54%	436,127	5.59	2,436,729	CPI	04/2024	04/2044
U-Haul Moving Partners Inc.
69 locations throughout the U.S.	11.54%	234,839	5.59	1,312,208	CPI	04/2014	04/2034

Total		2,027,636		$16,854,166

(1)	Rent increase factors include the following indices:

•	CPI — Consumer Price Index

•	GPI — German Consumer Price Index

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CPA®:14
AND STOCKHOLDERS OF CPA®:16 — GLOBAL

General

Both CPA®:14 and CPA®:16 — Global are incorporated in Maryland. Upon the completion of the merger, CPA®:14 stockholders who receive CPA®:16 — Global common stock in the merger will become stockholders of CPA®:16 — Global. The rights of CPA®:14 stockholders are governed currently by the MGCL, and CPA®:14’s charter and bylaws. Once CPA®:14 stockholders become stockholders of CPA®:16 — Global, their rights will continue to be governed by the MGCL, but will be governed by CPA®:16 — Global’s charter and bylaws.

Certain Differences Between the Rights of Stockholders of CPA®:14 and Stockholders of CPA®:16 — Global

CPA®:16 — Global’s charter and bylaws are similar to CPA®:14’s charter and bylaws. The following chart is a summary of the differences between the rights of CPA®:14 stockholders and the rights of CPA®:16 — Global stockholders. This summary does not purport to be a complete description of the differences between the rights of CPA®:14 stockholders and CPA®:16 — Global stockholders.

CPA®:14	CPA®:16 — Global

Authorized Capital Stock
120,000,000 Shares of Common Stock.	250,000,000 Shares of Common Stock; will be increased to 400,000,000 Shares of Common Stock if proposal to amend the charter is approved.

Voting Rights
Special meetings of stockholders may be requested by a majority of the directors, a majority of independent directors, the Chairman or the President of CPA®:14 or in writing by at least 10% of all votes entitled to be cast at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes entitled to be cast at a meeting at which a quorum is present is necessary to take stockholder action, except that a plurality of all votes cast at such a meeting is sufficient to elect a director.	Same except that, generally, a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter and, with respect to the election of directors, the affirmative vote of holders of a majority of CPA®:16 — Global’s shares of common stock present in person or by proxy at a stockholder meeting at which a quorum is present is required.

Notice of Stockholder Meetings
Annual meetings will be held on the second Tuesday of June in each year, provided that such date will not be less than 30 days after CPA®:14’s annual report is sent to stockholders. Notice of all stockholder meetings will be sent to stockholders not less than 10 days, nor more than 90 days prior to any meeting, except that the notice for special meetings called upon stockholder request will be given within ten business days of the request and such meetings will be held not less than 20 nor more than 60 days after receipt of the request. For purposes of determining stockholders entitled to notice of any meeting or to vote or to give consent to action without a meeting, a record date will not be more than 60 days nor fewer than 10 days prior to the date of any meeting, nor more than 60 days before any action without a meeting.	Same.

CPA®:14	CPA®:16 — Global

Corporate Action Without a Meeting
Any action that may be taken at an annual or special meeting of stockholders may be taken without a meeting if a unanimous written consent signed by each stockholder entitled to vote and a written waiver of any right to dissent signed by all stockholders entitled to notice of the meeting but not entitled to vote at it are filed with the stockholder records.	Same.

Size of Board of Directors
The number of directors will be no more than nine nor less than three. There are currently three directors.	Same. There are currently three directors.

Independent Directors
At least a majority of the directors must be independent directors, except for a period of 90 days following the death, removal or resignation of an independent director. Independent directors will, among other duties, monitor the company’s relationship with its advisor, approve all transactions with the advisor and review the company’s investment policies at least annually. Marshall E. Blume and James D. Price are CPA®:14’s independent directors.	Same. Elizabeth P. Munson and Richard J. Pinola are the independent directors of CPA®:16 — Global.

Classification of the Board of Directors
All directors are elected or re-elected every year, to serve a one year term.	Same.

Election of the Board of Directors
A plurality of all votes cast at a stockholder meeting at which a quorum is present is sufficient to elect a director.	The affirmative vote of holders of a majority of CPA®:16 — Global’s shares of common stock present in person or by proxy at a stockholder meeting at which a quorum is present is required to elect a director.

Removal of Directors
A director may be removed by the stockholders only upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for that purpose, and the notice of that meeting must state that the purpose, or one of the purposes of the meeting, is the proposed removal of the director. Any decrease in the number of directors will not cause the removal of any director prior to the expiration of such director’s term of office.	Same.

CPA®:14	CPA®:16 — Global

Filling Vacancies
An affiliated director may be replaced by a vote of a majority of the remaining affiliated directors. An independent director may be replaced by a vote of a majority of the remaining independent directors. If there are no remaining affiliated directors or independent directors to so fill an affiliated or independent director vacancy, the vacancy will be filled by a majority vote of the remaining directors. If there are no directors, vacancies will be filled by the stockholders.	Same.

Exculpation and Indemnification of Directors and Officers
CPA®:14’s charter limits the liability of CPA®:14’s directors and officers to CPA®:14 and its stockholders to the fullest extent permitted by the laws of the State of Maryland. CPA®:14’s charter and bylaws provide that the directors and their affiliates may be indemnified by CPA®:14 for losses arising from the operation of CPA®:14 only if the following conditions are met: (i) the directors and their affiliates have determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CPA®:14, (ii) the directors and their affiliates were acting on behalf of or performing services for CPA®:14, (iii) such liability or loss was not the result of negligence or misconduct by the directors or their affiliates and (iv) such indemnification is recoverable only out of the net assets of CPA®:14 and not from its stockholders.	Same, except that CPA®:16 — Global’s bylaws provide that independent directors may be indemnified by CPA®:16 — Global for losses unless such liability or loss was the result of gross negligence or willful misconduct.

Inspection of Books and Records
The bylaws are open to inspection by stockholders at CPA®:14’s offices during reasonable business hours. Stockholders have the right to inspect the accounting books and records, including stockholder records, and the minutes of the proceedings of stockholders and directors, as permitted by the laws of the State of Maryland.	Same except that stockholders have the right to inspect and copy the accounting books and records and the minutes of the proceedings of stockholders and directors at all reasonable times.

Charter Amendments
A majority of the directors (including a majority of independent directors) may advise to amend or repeal any provision in the charter, subject to approval by a majority of the votes of stockholders entitled to be cast (or, in the case of amendments relating to indemnification, exculpation or amendment, two-thirds of the votes of stockholders entitled to be cast) at the next annual stockholders’ meeting or a special meeting called for that purpose or by unanimous written consent by the stockholders.	Same, except that amendments relating to the ownership limit also require the affirmative vote of two-thirds of the votes entitled to be cast.

CPA®:14	CPA®:16 — Global

Bylaw Amendments
The bylaws may be adopted, amended or repealed by the affirmative vote of the stockholders holding a majority of shares voting on a particular matter, provided that no amendment will be adopted which would reduce the priority of payment or amount payable to the stockholders upon liquidation or that would diminish any voting rights, without the affirmative vote of two-thirds of the stockholders entitled to vote thereon. However, a majority of the directors (including a majority of independent directors) may at any time amend the bylaws, without consent of the stockholders, to change the number of directors and to make certain other changes generally not affecting the rights of stockholders.	Same.

Limits on Ownership and Transfer of Shares
The charter contains an ownership limit which prohibits any individual, corporation, partnership, association, joint stock company, trust, unincorporated association or other entities from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of the outstanding shares. Shares owned by a person or entity in excess of the ownership limit are deemed “excess shares.” Any purported issuance or transference of shares will be valid only with respect to those shares that do not result in the transferee stockholder owning shares in excess of the ownership limit. The excess shares do not have voting rights and are not considered for purposes of any stockholder vote or determining a quorum. If the transferee stockholder acquires excess shares, such person is considered to have acted as an agent for CPA®:14 in acquiring the excess shares and holds such excess shares on behalf of the ultimate stockholder.	Same.

Distributions
CPA®:14 declares and pays distributions on its common stock on a quarterly basis. The payment of distributions will be at the discretion of the directors, and will depend upon the earnings, cash flow and general financial condition of CPA®:14, and such other factors as the directors deem appropriate.	Same.

CPA®:14	CPA®:16 — Global

Appraisal Rights
Under Subtitle 2 of Title 3 of the MGCL, you have the right to demand payment from CPA®:16 — Global of the fair value of your shares of CPA®:14 common stock. To qualify as an objecting stockholder, you must deliver to CPA®:14’s secretary, at or prior to the special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for record by State Department of Assessments and Taxation of Maryland, you must make a written demand on CPA®:16 — Global (or CPA®:14 if the alternate merger is consummated) for the payment of your CPA®:14 common stock, stating the number of shares for which you demand payment. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your shares.	Subtitle 2 of Title 3 of the MGCL grants the right to an appraisal and to receive fair value for shares to stockholders who do not approve extraordinary corporate transactions under certain circumstances. Because CPA®:16 — Global will survive the merger and CPA®:16 — Global stockholders will continue to own CPA®:16 — Global common stock,
CPA®:16 — Global stockholders will not be entitled to obtain an appraisal and fair value for their shares. However, CPA®:16 — Global stockholders will have appraisal rights if the alternate merger is implemented. A CPA®:16 — Global stockholder must follow the same procedure as objecting CPA®:14 stockholders, described in this table, in order to perfect his or her appraisal rights.

DESCRIPTION OF CPA®:16 — GLOBAL SHARES

The following description of the shares of CPA®:16 — Global common stock does not purport to be complete but contains a summary of portions of the company’s charter and bylaws, and is qualified in its entirety by reference to the charter and bylaws.

General

CPA®:16 — Global is authorized to issue 250,000,000 shares of common stock, each share having a par value of $0.001. If the charter amendment is approved, the number of authorized shares of CPA®:16 — Global common stock will be increased to 400,000,000 shares. Each share is entitled to participate equally in distributions when and as authorized by the directors and declared by CPA®:16 — Global and in the distribution of CPA®:16 — Global’s assets upon liquidation. Each share is entitled to one vote and will be fully paid and non-assessable by CPA®:16 — Global upon issuance and payment therefor. Shares, other than excess shares, which are defined in the company’s charter to mean shares held by an investor in excess of 9.8% of the total number of shares issued and outstanding at the time the shares are acquired, are not subject to mandatory redemption. The shares have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities by CPA®:16) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors). CPA®:16 — Global has the authority to issue shares of any class or securities convertible into shares of any class or classes, to classify or to reclassify any unissued stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the stock, all as determined by the directors.

CPA®:16 — Global will not issue certificates. Shares will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer. Transfers can be effected by mailing to Phoenix American Financial Services, Inc., which is referred to in this joint proxy statement/prospectus as Phoenix American, a duly executed transfer form available upon request from them or from CPA®:16 — Global’s website at www.cpa16.com. Upon the issuance of shares of

CPA®:16 — Global common stock in the merger, CPA®:16 — Global will send to each new stockholder a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Meetings and Special Voting Requirements

CPA®:16 — Global’s annual meeting of stockholders is held each year, not fewer than 30 days after delivery to CPA®:16 — Global stockholders of CPA®:16 — Global’s annual report. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, the Chairman, the President or by an officer of CPA®:16 — Global upon the written request of stockholders entitled to cast at least 10% of all the votes entitled to be cast at such a meeting. In general, the presence in person or by proxy of a majority of the shares entitled to vote at any meeting, exclusive of excess shares (as discussed below), shall constitute a quorum. Generally, the affirmative vote of a majority of all votes cast at a meeting at which a quorum is present is necessary to take stockholder action. The affirmative vote of the holders of a majority of CPA®:16 — Global’s shares present in person or by proxy at a meeting of stockholders duly called at which a quorum is present is required to elect a director.

Generally, the charter may be amended by a majority of the board of directors (including a majority of the independent directors) and approval of the stockholders either at a duly held meeting at which a quorum is present by the affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter or by unanimous written consent. Changes affecting the provisions on indemnification of directors and officers, limitation of personal liability of directors and officers, limitation on ownership of shares of CPA®:16 — Global, and amendments to the charter must be approved by a vote of stockholders holding at least two-thirds of all outstanding shares entitled to vote. In general, CPA®:16 — Global’s bylaws may be amended by the affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter. Any amendment to the bylaws that would reduce the priority of payment or the amount payable to the stockholders upon liquidation of CPA®:16 — Global or that would diminish any voting rights require the affirmative vote of two-thirds of the stockholders entitled to vote thereon. Without the consent of the stockholders, the directors may amend the bylaws to change the number of directors, clarify any ambiguities or correct inconsistencies, satisfy requirements to qualify as a REIT or comply with regulations adopted by the Department of Labor. In addition, except as disclosed above, the directors may, with the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, amend the bylaws in a way that adversely affects the rights, preferences and privileges of stockholders or amend certain other provisions relating to the directors, investment policies and investment restrictions.

Stockholders may, by the affirmative vote of a majority of all votes entitled to be cast at a stockholder meeting on such matter, elect to remove a director from the board of directors. The affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter is required to dissolve CPA®:16 — Global. Stockholders do not have the ability to vote to replace CPA®:16 — Global’s advisor or to select a new investment advisor.

The affirmative vote of a majority of all the votes entitled to be cast by CPA®:16 — Global stockholders on the matter is required to approve any merger or other reorganization or the sale of substantially all of CPA®:16 — Global’s assets other than in the ordinary course of business. The term “substantially all” as used in this context is a term used in the MGCL. The MGCL does not include a definition of this term and Maryland case law suggests that the term be defined on a case-by-case basis. The effect for investors of MGCL’s lack of definition is that CPA®:16 — Global cannot provide investors with a definition for “substantially all” and therefore stockholders will not know whether a sale of assets will constitute a sale of substantially all of the assets or whether or not they will have the right to approve any particular sale. Stockholders objecting to the approval of any merger or sale of all or substantially all of the assets are permitted under Maryland law to petition a court for the appraisal and payment of the fair value of their shares. In an appraisal proceeding, the court appoints appraisers who attempt to determine the fair value of the stock as of the date of the stockholder vote on the merger or sale of assets. The appraisers’ report is considered by the court which makes the final determination of the fair value to be paid to the stockholder and decides whether interest from the date of the merger or sale of assets and costs of the proceeding are to be awarded to the dissenting stockholder.

Stockholders are entitled to receive a copy of CPA®:16 — Global’s stockholder list upon request provided that the requesting stockholder represents to CPA®:16 — Global that the list will not be used to pursue commercial interests unrelated to the stockholder’s interest in CPA®:16 — Global. The purpose for which a stockholder may request a copy of the stockholder list include, without limitation, matters relating to stockholders’ voting rights under any voting agreement and the exercise of stockholders’ rights under federal proxy laws. The stockholder list CPA®:16 — Global provides will include the name, address and telephone number (if available) of, and number of shares owned by, each stockholder and will be in alphabetical order, on white paper and in easily readable type size and will be sent within ten days of CPA®:16 — Global’s receipt of the request (or five days if the stockholder first requests a copy of the representation and returns it to CPA®:16 — Global within 30 days). A stockholder requesting a list will be required to pay CPA®:16 — Global’s reasonable cost of postage and duplication. If CPA®:16 — Global neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, it will pay the costs incurred and any actual damages suffered by a stockholder who must compel the production of a list and is unsuccessful. If applicable, CPA®:16 — Global may use the defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is to secure such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interests of the applicant as a stockholder relative to the affairs of CPA®:16 — Global. The list will be updated at least quarterly to reflect changes in the information contained therein.

The rights of stockholders described above are in addition to and do not adversely affect rights provided to investors under Rule 14a-7 promulgated under the Exchange Act, which provides that, upon request of investors and the payment of the expenses of the distribution, CPA®:16 — Global is required to distribute certain materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at the option of CPA®:16 — Global, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Restriction on Ownership of Shares

In order for CPA®:16 — Global to qualify as a REIT, not more than 50% of CPA®:16 — Global’s outstanding shares may be owned by five or fewer individuals (including certain tax-exempt entities) during the last half of each taxable year of CPA®:16 — Global, and the outstanding shares must be owned by 100 or more persons independent of CPA®:16 — Global and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. CPA®:16 — Global, therefore, may prohibit certain acquisitions and transfers of shares so as to facilitate its continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective.

The charter, in order to assist the CPA®:16 — Global’s board of directors in preserving CPA®:16 — Global’s qualification as a REIT, among other purposes, contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of the outstanding shares. Shares owned by a person or a group of persons in excess of the ownership limit are deemed “excess shares.” Shares owned by a person who individually owns of record less than 9.8% of outstanding shares may nevertheless be excess shares if such person is deemed part of a group for purposes of this restriction. In connection with the merger, CPA®:16 — Global’s board of directors has granted W. P. Carey an exemption from this ownership limitation. Please see “Risk Factors — Risks Related to an Investment in the Combined Company’s Shares — There is no public market for the shares of CPA®:14 or CPA®:16 — Global and there may never by a public market for the combined company’s shares, so it will be difficult for stockholders to sell shares quickly or at all” on page 37.

The charter stipulates that any purported issuance or transfer of shares will be valid only with respect to those shares that do not result in the transferee-stockholder owning shares in excess of the ownership limit. If the transferee-stockholder acquires excess shares, such person is considered to have acted as an agent for CPA®:16 — Global and holds the excess shares on behalf of the ultimate stockholder.

The ownership limit does not apply to offerors which, in accordance with applicable U.S. federal and state securities laws, make a cash tender offer, where at least 85% of the outstanding shares (not including shares or subsequently issued securities convertible into common stock which are held by the tender offeror and/or any “affiliates” or “associates” thereof within the meaning of the Exchange Act) are duly tendered and accepted pursuant to the cash tender offer. The ownership limit also does not apply to the underwriter in a public offering of the shares. The ownership limit does not apply to a person or persons which the directors so exempt from the ownership limit upon appropriate assurances that CPA®:16 — Global’s qualification as a REIT is not jeopardized.

All persons who own 5% or more (or such lesser number as may be required under the Treasury Regulations) of the outstanding shares during any taxable year will be asked by CPA®:16 — Global to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly, by these persons. If CPA®:16 — Global has less than 2,000 stockholders at any time, statements or affidavits would be required from stockholders who own (i) at least 1% of the outstanding shares in a taxable year if CPA®:16 — Global has more than 200, but less than 2,000 stockholders or (ii) at least one half of 1% of the outstanding shares in a taxable year if CPA®:16 — Global has 200 or fewer stockholders.

Distributions

CPA®:16 — Global declares distributions on its common stock on a quarterly basis. Distributions are paid to investors who are stockholders as of the CPA®:16 — Global record date selected by the directors regardless of whether such stockholder was a stockholder for all or a portion of the period covered by such CPA®:16 — Global record date. Distributions are paid on a quarterly basis regardless of the frequency with which such distributions are declared. CPA®:16 — Global is required to distribute annually substantially all of its net taxable income to comply with the REIT provisions of the Code. Generally, income distributed as distributions will not be taxable to CPA®:16 — Global under U.S. federal income tax laws unless CPA®:16 — Global fails to comply with the REIT requirements. Please see “Summary — Comparative Per Share Market Price and Distribution Information.”

Distributions are paid at the discretion of the directors, in accordance with the earnings, cash flow and general financial condition of CPA®:16 — Global. The directors’ discretion is directed, in substantial part, by their obligation to cause CPA®:16 — Global to comply with the REIT requirements. Because CPA®:16 — Global may receive income from interest or rents at various times during its fiscal year, distributions may not reflect income earned by CPA®:16 — Global in that particular distribution period but may be made in anticipation of cash flow which CPA®:16 — Global expects to receive during a later quarter and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. In addition, each distribution will not necessarily be funded solely through current or accumulated earnings and profits. As discussed in “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders,” CPA®:16 — Global may make distributions in excess of its current or accumulated earnings and profits, in which case the distribution will be treated in part as a return of capital. The directors, in their discretion, will determine in each case whether the sources and amounts of distributions are appropriate. CPA®:16 — Global can borrow to make distributions if the borrowing is necessary to maintain its REIT qualification or if the borrowing is part of a liquidation strategy whereby, the borrowing is done in anticipation of the sale of the properties, and the proceeds will be used to repay the loan.

CPA®:16 — Global is not prohibited from distributing its own securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating such securities.

Repurchase of Excess Shares

CPA®:16 — Global has the authority to redeem excess shares immediately upon becoming aware of the existence of excess shares or after giving the person holding excess shares 30 days to transfer the excess shares to a person whose ownership of such shares would not exceed the ownership limit. The price paid upon redemption by CPA®:16 — Global will be the lesser of the price paid for such excess shares by the stockholder in whose possession the redeemed shares were formerly excess shares or the fair market value of the excess shares. CPA®:16 — Global may purchase excess shares or otherwise repurchase shares if the repurchase does not impair its capital or operations. The advisor may not receive a fee on the purchase of excess shares by CPA®:16 — Global.

Summary of CPA®:16 — Global’s Distribution Reinvestment and Stock Purchase Plan

CPA®:16 — Global has adopted the Amended and Restated 2003 Distribution Reinvestment and Stock Purchase Plan, referred to in this joint proxy statement/prospectus as the distribution reinvestment and stock purchase plan, pursuant to which some stockholders may elect to have up to the full amount of their cash distributions from CPA®:16 — Global reinvested in additional shares. The following discussion summarizes the principal terms of the distribution reinvestment and stock purchase plan. The distribution reinvestment and stock purchase plan is attached as Exhibit 4.1 to CPA®:16 — Global’s registration statement (No. 333-106838) filed with the SEC on November 4, 2005.

The primary purpose of the distribution reinvestment and stock purchase plan is to provide interested stockholders with an economical and convenient method of increasing their investment in CPA®:16 — Global by designating cash distributions on all or a portion of their shares for reinvestment in additional shares and/or by investing optional cash purchases. As shares are purchased from CPA®:16 — Global under the distribution reinvestment and stock purchase plan, CPA®:16 — Global will use the proceeds from the sales of shares for acquisitions and general company purposes and/or by investing optional cash purchases.

Any CPA®:16 — Global stockholder who receives a copy of a prospectus relating to the distribution reinvestment and stock purchase plan may elect at any time to participate in the distribution reinvestment and stock purchase plan.

Participation; Agent.  CPA®:16 — Global’s distribution reinvestment and stock purchase plan is available to stockholders of record of CPA®:16 — Global common stock. Phoenix American, acting as agent for each participant in the distribution reinvestment and stock purchase plan, will apply cash distributions which become payable to such participant on shares of CPA®:16 — Global common stock (including shares held in the participant’s name and shares accumulated under the plan) and/or voluntary cash investments made by participants to the purchase of additional whole and fractional shares of CPA®:16 — Global common stock for such participant.

Eligibility.  Participation in the distribution reinvestment and stock purchase plan is limited to registered owners of CPA®:16 — Global common stock. Shares held by a broker-dealer or nominee must be transferred to ownership in the name of the stockholder in order to be eligible for the plan. Further, a stockholder who wishes to participate in the distribution reinvestment and stock purchase plan may purchase shares through the plan only after receipt of a prospectus relating to the distribution reinvestment and stock purchase plan. An eligible stockholder may join the distribution reinvestment and stock purchase plan at any time. Participation will begin with the first distribution after the enrollment form designating the reinvestment of distributions is received by Phoenix American, provided there is sufficient time for processing prior to the CPA®:16 — Global record date for that distribution. Participation may also begin upon the receipt of a voluntary cash investment accompanied by an enrollment form. A participating stockholder is not required to include all of the shares owned by such stockholder in the plan but all of the distributions paid on enrolled shares will be reinvested.

Stock Purchases.  All shares purchased under the distribution reinvestment and stock purchase plan will be newly-issued shares purchased directly from CPA®:16 — Global. All shares under the distribution reinvestment and stock purchase plan will be held in the name of each participant. The price of shares purchased through the distribution reinvestment and stock purchase plan will be equal to the most recently published estimated net asset value per share of CPA®:16 — Global’s common stock. Effective as of December 13, 2010, the estimated net asset value of $8.80 per share will be the basis for all issuances of shares of common stock under the distribution reinvestment and stock purchase plan.

Phoenix American will have no responsibility with respect to the market value of the shares acquired for participants under the distribution reinvestment and stock purchase plan.

Timing of Purchases.  Phoenix American will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid, except where necessary to comply with applicable securities laws by CPA®:16 — Global. If, for any reason beyond the control of Phoenix American, reinvestment of the distributions cannot be completed within 30 days after the applicable distribution payment date, participants’ funds held by Phoenix American will be distributed to the participant.

Sale of Plan Shares.  Participants may sell their shares held in the distribution reinvestment and stock purchase plan, and their other shares, at any time, subject to any restrictions CPA®:16 — Global may impose on the sale of shares to protect its status as a REIT. However, there is currently no liquid market for CPA®:16 — Global shares and CPA®:16 — Global does not expect one to develop.

Account Statements.  Following the completion of the purchase of shares after each distribution, Phoenix American will mail to each participant an account statement showing the cash distributions, the number of shares purchased and the year-to-date and cumulative distribution paid under the distribution reinvestment and stock purchase plan.

Expenses and Commissions.  There will be no expenses to participants for the administration of the distribution reinvestment and stock purchase plan. CPA®:16 — Global will pay selling commissions and administrative fees related to the purchase of shares directly from CPA®:16 — Global. In connection with purchases from CPA®:16 — Global of shares under the distribution reinvestment and stock purchase plan by stockholders whose shares are held in brokerage or advisory accounts with investment firms that are parties to selected dealer agreements with CPA®:16 — Global, CPA®:16 — Global will pay Carey Financial, LLC, a subsidiary of W. P. Carey, selling commissions of not more than 5% of the purchase price per share of the shares purchased through the distribution reinvestment and stock purchase plan. Carey Financial, LLC may, in its sole discretion, re-allow up to 5% per share of the selling commissions to those selected dealers. Although the distribution reinvestment and stock purchase plan permits CPA®:16 — Global to pay selling commissions with respect to all purchases, it does not currently intend to pay selling commissions with respect to purchases from CPA®:16 — Global by stockholders whose shares are held in brokerage or advisory accounts with investment firms that are not parties to selected dealer agreements with CPA®:16 — Global.

Taxation of Distributions.  The reinvestment of distributions does not relieve the participant of any taxes which may be payable on such distributions.

Stock Certificates.  No share certificates will be issued to a participant.

Voting of Shares.  In connection with any matter requiring the vote of CPA®:16 — Global stockholders, each participant will be entitled to vote all of the whole shares held by the participant in the distribution reinvestment and stock purchase plan. Fractional shares will not be voted.

Absence of Liability.  Neither CPA®:16 — Global nor Phoenix American nor any of their officers, directors, agents or employees will have any responsibility or liability as to the value of CPA®:16 — Global shares, any change in the value of the shares acquired for any participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which distributions are invested. Neither CPA®:16 — Global nor Phoenix American nor any of their officers, directors, agents or employees will be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, for any claims of liability: (i) arising out of the failure to terminate a participant’s participation in the distribution reinvestment and stock purchase plan upon such participant’s death prior to the date of receipt of such notice, or (ii) with respect to the time and prices at which shares are purchased for a participant. Notwithstanding the foregoing, liability under the U.S. federal securities laws cannot be waived. CPA®:16 — Global and Phoenix American have been advised that in the opinion of certain state securities commissioners, indemnification is also contrary to public policy and therefore unenforceable.

Termination of Participation.  A participant may terminate participation in the distribution reinvestment and stock purchase plan at any time by written notice to that effect to Phoenix American. In order to terminate participation in the distribution reinvestment and stock purchase plan, a participant must notify Phoenix American in writing. After Phoenix American receives such notice, distributions will be sent to the participant in the usual manner. A $10.00 fee will be charged upon the termination of participation in the distribution reinvestment and stock purchase plan. This fee must be paid by check payable to Phoenix American. A termination notice will be effective upon receipt by Phoenix American, ,provided such notice is received not later than the 15th day of the month preceding the month in which the next distribution is paid. Phoenix American may also terminate any participant’s account at any time in its discretion by notice in writing mailed to the participant.

Amendment, Supplement, Termination and Suspension of Distribution Reinvestment and Stock Purchase Plan.  The distribution reinvestment and stock purchase plan may be amended, supplemented or terminated by CPA®:16 — Global at any time by the delivery of written notice to each participant at least 10 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement will be effective as to the participant unless, prior to its effective date, Phoenix American receives written notice of termination of the participant’s account. Amendment may include an appointment by CPA®:16 — Global or Phoenix American, with the approval of CPA®:16 — Global, of a successor agent, in which event such successor will have all of the rights and obligations of Phoenix American under the distribution reinvestment and stock purchase plan. The plan may also be suspended by CPA®:16 — Global at any time without notice to the participants. The distribution reinvestment and stock purchase plan cannot be changed orally.

Governing Law.  The distribution reinvestment and stock purchase plan and the authorization card signed by the participant (which is deemed a part of the distribution reinvestment and stock purchase plan) and the participant’s account will be governed by and construed in accordance with the laws of Maryland.

Redemption of Shares

Prior to the time, if any, as the CPA®:16 — Global shares are listed on a national securities exchange or included for quotation on Nasdaq, any CPA®:16 — Global stockholder that has held shares for at least one year since the date of their issuance, and who purchased those shares from CPA®:16 — Global or received the shares from CPA®:16 — Global through a non-cash transaction, not in the secondary market, may present all or any portion of such shares to CPA®:16 — Global for redemption at any time, in accordance with the procedures outlined herein. At that time, CPA®:16 — Global may, at its option, subject to the conditions described below, redeem the shares presented for redemption for cash to the extent CPA®:16 — Global has sufficient funds available for redemption and to the extent the number of shares for which redemption is requested does not exceed 5% of the total number of CPA®:16 — Global’s shares outstanding on a rolling 12-month period, measured from the beginning of the redemption period. As a result, some or all of a stockholder’s shares may not be redeemed. CPA®:16 — Global’s advisor may assist with the identification of prospective third-party buyers, without compensation for such assistance. Affiliates of CPA®:16 — Global’s advisor are eligible to have their shares redeemed on the same terms as other CPA®:16 — Global stockholders.

Generally, cash available for redemption will be limited to proceeds from CPA®:16 — Global’s distribution reinvestment and stock purchase plan, plus, if such amount is insufficient, up to 1% of the operating cash flow of the previous fiscal year. CPA®:16 — Global stockholders may offer shares to CPA®:16 — Global for purchase and CPA®:16 — Global will purchase the offered shares if it has sufficient cash, subject to the 5% limit in any rolling 12-month period. The redemption price will be the then-current net asset value, less a 7% surrender fee, provided that in no event will the redemption price exceed the then-current offering price of CPA®:16 — Global’s common stock. During periods when CPA®:16 — Global is not engaged in an offering, the redemption price will be the then-current net asset value, less a 7% surrender fee as determined by CPA®:16 — Global’s board of directors. Net asset value will be determined in accordance with the procedure described in connection with ERISA compliance. Effective as of December 13, 2010, the estimated net asset value of $8.80 per share will be the basis for all redemptions of shares of common stock under the redemption plan.

If CPA®:16 — Global has sufficient funds to purchase some but not all of the shares offered, or if over 5% of its then outstanding shares are offered for redemption, requesting stockholders’ shares will be redeemed on a pro-rata basis, based upon the total number of shares for which redemption was requested, and the total funds available for redemption. Requests not fulfilled in one quarter will automatically have their request carried forward to the next quarter, unless such request is revoked. Requests can be revoked by sending a letter requesting revocation to CPA®:16 — Global’s investor relations department. There can be no assurances that CPA®:16 — Global will have sufficient funds to repurchase any shares.

A CPA®:16 — Global stockholder who wishes to have shares redeemed must mail or deliver a written request on a form provided by CPA®:16 — Global and executed by the stockholder, its trustee or authorized agent to the redemption agent, which is currently Phoenix American. To request a form, call CPA®:16 — Global’s investor relations department at 1-800-WP-CAREY. Within 30 days following CPA®:16 — Global’s receipt of the stockholder’s request, CPA®:16 — Global will forward to the stockholder the documents necessary to effect the redemption, including any signature guarantee CPA®:16 — Global or the redemption agent may require. As a result, CPA®:16 — Global anticipates that, assuming sufficient funds for redemption, the effective date of redemptions will be no later than 30 days after the quarterly determination of the availability of funds for redemption.

The board of directors of CPA®:16 — Global, in its sole discretion, may amend or suspend the redemption plan at any time it determines that such amendment or suspension is in CPA®:16 — Global’s best interest. The board of directors may also suspend the redemption of shares if:

•	it determines, in its sole discretion, that such redemption impairs CPA®:16 — Global’s capital or operations;

•	it determines, in its sole discretion, that an emergency makes such redemption not reasonably practical;

•	any governmental or regulatory agency with jurisdiction over CPA®:16 — Global so demands for the protection of CPA®:16 — Global stockholders;

•	it determines, in its sole discretion, that such redemption would be unlawful; or

•	it determines, in its sole discretion, that such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of CPA®:16 — Global’s shares, could cause direct or indirect ownership of shares to become concentrated to an extent which would prevent CPA®:16 — Global from qualifying as a REIT under the Code.

For a discussion of the tax treatment of such redemptions, See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.” The redemption plan will terminate, and CPA®:16 — Global will no longer accept shares for redemption, if and when CPA®:16 — Global’s shares are listed on a national securities exchange or included for quotation on Nasdaq.

Restrictions on Roll-Up Transactions

In connection with any proposed transaction considered a “Roll-up Transaction” involving CPA®:16 — Global and the issuance of securities of an entity, which is referred to in this joint proxy statement/prospectus as a Roll-up Entity, that would be created or would survive after the successful completion of the Roll-up Transaction, a valuation of all of CPA®:16 — Global’s properties will be obtained from a competent third-party valuation firm. The properties will be valued on a consistent basis, and the valuation will be based on the evaluation of all relevant information and will indicate the value of the properties as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The valuation will assume an orderly liquidation of properties over a 12-month period. The terms of the engagement of the third-party valuation firm will clearly state that the engagement is for the benefit of CPA®:16 — Global and its stockholders. A summary of the valuation, indicating all material assumptions underlying the valuation, will be included in a report to CPA®:16 — Global stockholders in connection with a proposed Roll-up Transaction. A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of CPA®:16 — Global and the issuance of securities of a Roll-up Entity. This term does not include:

•	a transaction involving CPA®:16 — Global’s securities that have been listed on a national securities exchange or included for quotation on Nasdaq National Market System for at least 12 months; or

•	a transaction involving CPA®:16 — Global’s conversion to corporate, trust, or association form if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of CPA®:16 — Global’s existence, compensation to its advisor; or the investment objectives of CPA®:16 — Global.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to stockholders who vote “no” on the proposal the choice of:

(i) accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or

(ii) one of the following:

(a) remaining as stockholders of CPA®:16 — Global and preserving their interests therein on the same terms and conditions as existed previously, or

(b) receiving cash in an amount equal to the stockholder’s pro rata share of the valuation of CPA®:16 — Global’s net assets.

CPA®:16 — Global is prohibited from participating in any proposed Roll-up Transaction:

(i) which would result in CPA®:16 — Global stockholders having democracy rights in a Roll-up Entity that are less than those provided in CPA®:16 — Global bylaws and described elsewhere in this joint proxy statement/prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the charter, and dissolution of CPA®:16 — Global;

(ii) which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

(iii) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in CPA®:16 — Global’s bylaws; or

(iv) in which any of the costs of the Roll-up Transaction would be borne by CPA®:16 — Global if the Roll-up Transaction is not approved by CPA®:16 — Global stockholders.

CPA®:16 — Global currently has no plans to enter into a Roll-up Transaction.

Transfer Agent

The transfer agent and registrar for the shares is Phoenix American. The transfer agent’s address is 2401 Kerner Boulevard, San Rafael, CA 94901-5569, and its phone number is 1-888-241-3737.

DIRECTORS AND EXECUTIVE OFFICERS OF CPA®:16 — GLOBAL

CPA®:16 — Global’s directors and executive officers are as follows:

Name	Office

Wm. Polk Carey	Chairman of the Board
Elizabeth P. Munson	Director*
Richard J. Pinola	Director*
Trevor P. Bond	Chief Executive Officer
Thomas E. Zacharias	President
Mark J. DeCesaris	Chief Financial Officer, Chief Administrative Officer and Managing Director
John D. Miller	Chief Investment Officer

*	Independent Director

Directors

Wm. Polk Carey
Age: 80
Director Since: 2003

Mr. Carey serves as Chairman of the board of directors of CPA®:16 — Global. Mr. Carey has also served as a Director and Chairman of CPA®:14 since 1997, CPA®:15 since 2001, CPA®:17 — Global since October 2007 and W. P. Carey since 1997. He also serves as Chairman of the board of directors of Carey Asset Management Corp. Mr. Carey was also Co-Chief Executive Officer of CPA®:14, CPA®:15 and CPA®:16 — Global from 2002 through March 2005. He also served as a Director and Chairman of CPA®:12 from July 1993 to December 2006. Mr. Carey has been active in lease financing since 1959 and a specialist in net leasing of corporate real estate property since 1964. Before founding W. P. Carey & Co., Inc. in 1973, he served as Chairman of the Executive Committee of Hubbard, Westervelt & Mottelay (subsequently Merrill Lynch Hubbard), head of Real Estate and Equipment Financing at Loeb, Rhoades & Co., and Vice Chairman of the Investment Banking Board and Director of Corporate Finance of duPont Glore Forgan Inc. A graduate of the University of Pennsylvania’s Wharton School, Mr. Carey also received his Sc.D. honoris causa from Arizona State University, D.C.S. honoris causa from The City University of New York and D.C.L. honoris causa from the University of the South. He is a Trustee of The Johns Hopkins University and of other educational and philanthropic institutions. He serves as Chairman and a Trustee of the W. P. Carey Foundation and has served as Chairman of the Penn Institute for Economic Research. In the fall of 1999, Mr. Carey was Executive-in-Residence at Harvard Business School.

Elizabeth P. Munson
Age: 54
Director Since: 2004

Ms. Munson serves as an independent director and as a member of the Audit Committee of the board of directors of CPA®:16 — Global. Ms. Munson has also served as an independent director and a member of the Audit Committees of CPA®:14 from December 2006 to September 2007, having previously served in those capacities from April 2002 to December 2003, CPA®:15 since April 2003 and CPA®:17 — Global since October 2007. Ms. Munson also served as an independent director and member of the Audit Committee of CPA®:12 from April 2002 to December 2006. Ms. Munson is the President and a Director of Rockefeller Trust Company, N.A. and The Rockefeller Trust Company (Delaware), joining those companies in June 2001. Ms. Munson is also a Managing Director of, and head of Wealth Management Services for, Rockefeller & Co. Prior to joining Rockefeller, she was a partner in the Private Clients Group of White & Case LLP from January 1993 to June 2001 and an associate at White & Case LLP from October 1983. Ms. Munson is a member of the Board of Managers, Vice President and Secretary of Episcopal Social Services, New York, New York, is a member of the board of directors and President of United Neighbors of East Midtown, New York, New York and is a member of the Board of Trustees and Secretary of Friends of WWB/USA Inc., New York, New York. Ms. Munson received her B.A. from Yale University, her J.D. from Harvard University and her Masters in Tax Law from New York University.

Richard J. Pinola
Age: 65
Director Since: 2006

Mr. Pinola serves as an independent director and Chairman of the Audit Committee of the board of directors of CPA®:16 — Global. Mr. Pinola has also served as an independent director and a member of the Audit Committee of CPA®:14 from June 2009 until his resignation in July 2010 (having previously served in that capacity, including as Chairman of the Audit Committee, from July 2006 to April 2008) and CPA®:15 from August 2006 to September 2007 (and as an independent director on the Audit Committee again since June 2008 and as Chairman of the Audit Committee since August 2009) and as an independent director and Chairman of the Audit Committee of CPA®:17 — Global from October 2007 to June 2009 (and as an independent director against since July 2010). Mr. Pinola served as Chief Executive Officer and Chairman of Right Management Consultants from 1994 through 2004. He served as a Director of the company from 1990 and as Chief Executive Officer from 1992 until Right Management Consultants was purchased by Manpower Inc. Prior to joining Right Management Consultants, Mr. Pinola was President and Chief Operating Officer of Penn Mutual Life Insurance Company, an $8 billion diversified financial service firm. He was also a CPA with PriceWaterhouse & Co. (now PricewaterhouseCoopers). Mr. Pinola is a Director of Kenexa Inc. and Nobel Learning Communities, where he serves as Chairman of one audit committee and on various other committees, and he served as a Director of K-Tron International from 1994 until April 2010. He is also on the Boards of the Visiting Nurses Association and King’s College. He has also served on the boards of directors of the American Lung Association, Janney Montgomery Scott LLC, the Life Office Management Association and the Horsham Clinic. Mr. Pinola was the Founder and Director of The Living Wills Archive Company and a Founder and board member of the Mutual Association for Professional Services. Mr. Pinola received his B.S. in Accounting from King’s College.

Executive Officers Who Are Not Directors

Trevor P. Bond
Age: 49

Mr. Bond has served as Chief Executive Officer of CPA®:16 — Global since September 2010, having served as interim Chief Executive Officer since July 2010. He has also served in the same capacity with W. P. Carey, CPA®:14, CPA®:15 and CPA®:17 — Global since September 2010 after serving as interim Chief Executive Officer since July 2010. Mr. Bond serves as a director of W. P. Carey and served as a director and a member of the Audit Committees of CPA®:14, CPA®:15 and CPA®:16 — Global from 2005 to April 2007. Until his appointment as interim Chief Executive Officer of W. P. Carey, Mr. Bond was a member of the Investment Committee of Carey Asset Management Corp. which reviews investments on behalf of CPA®:16 — Global and the other CPA® REITs. Mr. Bond has been the managing member of a private investment vehicle investing in real estate limited partnerships, Maidstone Investment Co., LLC, since 2002. He served in several management capacities for Credit Suisse First Boston, which is referred to in this joint proxy statement/prospectus as CSFB, from 1992 to 2002, including: Co-founder of CSFB’s Real Estate Equity Group, which managed approximately $3 billion of real estate assets; founding team member of Praedium Recovery Fund, a $100 million fund managing distressed real estate and mortgage debt; and as a member of the Principal Transactions Group managing $100 million of distressed mortgage debt. Prior to CSFB, Mr. Bond served as an associate to the real estate and finance departments of Tishman Realty & Construction Co. and Goldman, Sachs & Co. in New York. Mr. Bond also founded and managed an international trading company from 1985 to 1987 that sourced industrial products in China for U.S. manufacturers. Mr. Bond has over 25 years of real estate experience in several sectors, including finance, development, investment and asset management, across a range of property types, as well as direct experience in Asia. Mr. Bond received an M.B.A. from Harvard University.

Thomas E. Zacharias
Age: 57

Mr. Zacharias has served as President of CPA®:16 — Global since 2003. He has also served as Chief Operating Officer and Managing Director of W. P. Carey, CPA®:14 and CPA®:15 since 2005, and CPA®:17 —

Global since October 2007. Mr. Zacharias joined W. P. Carey in 2002 and is head of the Asset Management Department. Mr. Zacharias previously served as an independent director of CPA®:14 from 1997 to 2001 and CPA®:15 in 2001. Prior to joining W. P. Carey, Mr. Zacharias was a Senior Vice President of MetroNexus North America, a Morgan Stanley Real Estate Funds Enterprise. Prior to joining MetroNexus in 2000, Mr. Zacharias was a Principal at Lend Lease Development U.S., a subsidiary of Lend Lease Corporation, a global real estate investment management company. Between 1981 and 1998, Mr. Zacharias was a senior officer at Corporate Property Investors, which at the time of its merger into Simon Property Group in 1998 was one of the largest private equity REITs in the U.S. He is a member of the Urban Land Institute, International Council of Shopping Centers and NAREIT, and served as a Trustee of Groton School in Groton, Massachusetts between 2003 and 2007. Mr. Zacharias received his undergraduate degree, magna cum laude, from Princeton University in 1976 and a Masters in Business Administration from Yale School of Management in 1979.

Mark J. DeCesaris
Age: 51

Mr. DeCesaris has served as Chief Financial Officer of W. P. Carey, CPA®:14, CPA®:15, CPA®:16 — Global and CPA®:17 — Global since July 2010 after serving as acting Chief Financial Officer of the entities (except CPA®:17 — Global) since November 2005 and of CPA®:17 — Global since November 2007. He has served as Chief Administrative Officer and Managing Director since November 2005. He has also served in the same capacities with W. P. Carey, CPA®:14 and CPA®:15 since November 2005, and CPA®:17 — Global since October 2007. Mr. DeCesaris had previously been a consultant to W. P. Carey’s Finance Department since May 2005. Prior to joining W. P. Carey, from 2003 to 2004 Mr. DeCesaris was Executive Vice President for Southern Union Company, a natural gas energy company publicly traded on the New York Stock Exchange, where his responsibilities included overseeing the integration of acquisitions and developing and implementing a shared service organization to reduce annual operating costs. From 1999 to 2003, he was Senior Vice President for Penn Millers Insurance Company, a property and casualty insurance company where he served as President and Chief Operating Officer of Penn Software, a subsidiary of Penn Millers Insurance. From 1994 to 1999, he was President and Chief Executive Officer of System One Solutions, a business consulting firm that he founded. Mr. DeCesaris is a licensed Certified Public Accountant and started his career with Coopers & Lybrand in Philadelphia. He graduated from King’s College with a B.S. in Accounting and a B.S. in Informational Technology. He currently serves as a member of the Board of Trustees of King’s College and the Board of Trustees of the Chilton Memorial Hospital Foundation and is a member of the American Institute of Certified Public Accountants.

John D. Miller
Age: 65

Mr. Miller has served as Chief Investment Officer of CPA®:16 — Global since 2005. He has also served in the same capacity with W. P. Carey, CPA®:14 and CPA®:15 since 2005, and CPA®:17 — Global since October 2007. Mr. Miller joined W. P. Carey in 2004 as Vice Chairman of Carey Asset Management Corp. Mr. Miller was a Co-founder of StarVest Partners, L.P., a technology oriented venture capital fund. Mr. Miller continues to retain a Non-Managing Member interest in StarVest. From 1995 to 1998, he served as President of Rothschild Ventures Inc., the private investment unit of Rothschild North America, where he helped raise and was Co-chair of the Rothschild Recovery Fund. Prior to joining Rothschild in 1995, he held positions at two private equity firms, Credit Suisse First Boston’s Clipper group and Starplough Inc., an affiliate of Rosecliff Inc. Mr. Miller previously served in investment positions at the Equitable Capital Management Corporation, including serving as President, Chief Executive Officer and head of its corporate finance department. He currently serves on the board of directors of two public companies, Function (X) Inc. and Circle Entertainment Inc. He received his B.S. from the University of Utah and an M.B.A. from the University of Santa Clara.

LEGAL MATTERS

The validity of the shares of CPA®:16 — Global common stock to be issued in connection with the merger will be passed upon for CPA®:16 — Global by Clifford Chance US LLP.

The description of U.S. federal income tax considerations contained in the section of this joint proxy statement/prospectus titled “Material U.S. Federal Income Tax Considerations” is based on the opinion of Clifford Chance US LLP. That description also relies upon the anticipated opinions of Clifford Chance US LLP, as counsel for CPA®:16 — Global, and Greenberg Traurig, LLP, as counsel for CPA®:14, regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code or the alternate merger as a transfer of CPA®:14 shares to Holdings pursuant to Section 351(a) of the Code and a reorganization with respect to Holdings’ acquisition of CPA®:16 — Global, and the anticipated opinions of

Clifford Chance US LLP and Greenberg Traurig, LLP with regard to the qualification of CPA®:16 — Global and CPA®:14, respectively, as REITs under the Code.

EXPERTS

The consolidated financial statements of CPA®:16 — Global as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CPA®:14 as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

CPA®:16

CPA®:16 — Global must receive any proposal which a stockholder intends to present at CPA®:16 — Global’s 2011 annual meeting no later than December 31, 2010 in order to be included in CPA®:16 — Global’s proxy statement and form of proxy relating to the 2011 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Any stockholder proposals or notices submitted to CPA®:16 — Global in connection with the 2011 annual meeting of stockholders should be addressed to: Corporate Secretary, CPA®:16 — Global, 50 Rockefeller Plaza, New York, New York 10020.

All stockholder proposals to be presented in connection with 2011 annual meeting of stockholders, other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act, must be received by CPA®:16 — Global’s corporate secretary not fewer than 120 days before the scheduled date of the 2011 annual meeting. In addition, any stockholder wishing to nominate a director at the 2011 annual meeting must provide timely written notice of such nomination, to CPA®:16 — Global’s corporate secretary, as set forth in its bylaws. Under CPA®:16 — Global’s current bylaws, a stockholder’s notice will be timely if it is delivered to, or mailed and received, at the principal office of CPA®:16 — Global not less than 30 days nor more than 60 days prior to the 2011 annual meeting; provided however that if fewer than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2011 annual meeting was mailed or such public disclosure was made. Thus, if the 2011 annual meeting were to occur on June 14, 2011, then stockholder proposals must be received by February 28, 2011 and any stockholder’s notice of a director nomination must be received no earlier than April 26, 2011, nor later than May 15, 2011. CPA®:16 — Global’s corporate secretary will provide a copy of CPA®:16 — Global’s bylaws upon written request without charge.

CPA®:14

CPA®:14 will hold an annual meeting of its stockholders in 2011 only if the merger is not completed. CPA®:14 must receive any proposal which a stockholder intends to present at CPA®:14’s 2011 annual meeting no later than December 31, 2010 in order to be included in CPA®:14’s proxy statement and form of proxy relating to the 2011 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Any stockholder proposals or notices submitted to CPA®:14 in connection with the 2011 annual meeting of stockholders should be addressed to: Corporate Secretary, CPA®:14, 50 Rockefeller Plaza, New York, New York 10020.

All stockholder proposals to be presented in connection with CPA®:14’s 2011 annual meeting of stockholders, other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act, must be received by CPA®:14’s corporate secretary not fewer than 120 days before the scheduled date of the 2011 annual meeting. In addition, any stockholder wishing to nominate a director at the 2011 annual meeting must provide timely written notice of such nomination, to CPA®:14’s corporate secretary, as set forth in its bylaws. Under CPA®:14’s current bylaws, a stockholder’s notice will be timely if it is delivered to, or mailed and received, at the principal office of CPA®:14 not less than 30 days nor more than 60 days prior to the 2011 annual meeting; provided however that if fewer than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2011 annual meeting was mailed or such public disclosure was made. Thus, if the 2011 annual meeting were to occur on June 14, 2011, then stockholder proposals must be received by February 28, 2011 and any stockholder’s notice of a director nomination must be received no earlier than April 26, 2011, nor later than May 15, 2011. CPA®:14’s corporate secretary will provide a copy of CPA®:14’s bylaws upon written request without charge if the merger is not completed and an annual meeting is held in 2011.

OTHER MATTERS

Only one joint proxy statement/prospectus is being delivered to multiple security holders who share an address unless CPA®:14 or CPA®:16 — Global, as applicable, has received contrary instructions from one or more of the security holders. CPA®:14 or CPA®:16 — Global, as applicable, will deliver promptly, upon written or oral request, a separate copy of this joint proxy statement/prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting Susan C. Hyde, W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, New York 10020, or calling 212-492-1100.

WHERE YOU CAN FIND MORE INFORMATION

CPA®:14 and CPA®:16 — Global file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information CPA®:14 or CPA®:16 — Global files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. The SEC filings of CPA®:14 and CPA®:16 — Global are also available to the public on the web site maintained by the SEC at www.sec.gov.

CPA®:16 — Global and Holdings filed a registration statement on Form S-4 to register with the SEC the CPA®:16 — Global common stock to be issued to CPA®:14 stockholders in the merger, and Holdings common stock to be issued to CPA®:14 and CPA®:16 — Global stockholders in the alternate merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CPA®:16 — Global and Holdings in addition to being a proxy statement of CPA®:14 and CPA®:16 — Global for their respective special meetings.

CPA®:14 has supplied all information contained in this joint proxy statement/prospectus relating to CPA®:14 and CPA®:16 — Global has supplied all such information relating to CPA®:16 — Global.

CORPORATE PROPERTY ASSOCIATES 14	CORPORATE PROPERTY ASSOCIATES 16 —
INCORPORATED	GLOBAL INCORPORATED
50 Rockefeller Plaza	50 Rockefeller Plaza
New York, New York 10020	New York, New York 10020
(800) WP-CAREY	(800) WP-CAREY

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM US, PLEASE DO SO BY [ • ], 2011 TO RECEIVE THEM BEFORE CPA®:14’S SPECIAL MEETING OR CPA®:16 — GLOBAL’S SPECIAL MEETING.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON CPA®:14’S PROPOSAL TO APPROVE THE MERGER AND THE ALTERNATE MERGER AND CPA®:16 — GLOBAL’S PROPOSALS TO APPROVE THE

ALTERNATE MERGER, THE UPREIT REORGANIZATION AND THE CHARTER AMENDMENT. CPA®:14 AND CPA®:16 — GLOBAL HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED [ • ], 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN [ • ], 2011, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF CPA®:14 AND CPA®:16 — GLOBAL NOR THE ISSUANCE OF CPA®:16 — GLOBAL COMMON STOCK IN THE MERGER OR HOLDINGS COMMON STOCK IN THE ALTERNATE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming No Participation in the Cash Option

September 30, 2010
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of September 30, 2010 has been presented as if the acquisition of Corporate Property Associates 14 Incorporated (“CPA®:14”) by Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) in exchange for CPA®:16 — Global shares had occurred on September 30, 2010. This unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited consolidated balance sheets of CPA®:14 and CPA®:16 — Global as of September 30, 2010 included herein. The unaudited pro forma consolidated balance sheet also includes pro forma adjustments for events subsequent to September 30, 2010 including the actual and probable refinancing or disposition of certain properties prior to CPA®:14’s acquisition by CPA®:16 — Global. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:16 — Global as well as the probable dispositions have been made.

Pursuant to the terms of the transaction, CPA®:14 will be merged into CPA®:16 — Global. CPA®:16 — Global will acquire CPA®:14 in exchange for CPA®:16 — Global shares or cash, at the option of each CPA®:14 stockholder. If no stockholder participates in the cash option, approximately 103,815,481 shares of CPA®:16 — Global common stock would be issued upon completion of the merger. Prior to the merger, CPA®:14 stockholders will receive a $1.00 per share special cash distribution. The merger will be accounted for as a purchase and the assets acquired and liabilities assumed from CPA®:14 will be recorded at their estimated fair values.

This unaudited pro forma consolidated balance sheet is not necessarily indicative of what the actual financial position would have been at September 30, 2010, nor does it purport to represent the future financial position of CPA®:16 — Global.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming No Participation in the Cash Option

September 30, 2010

											Pro Forma
	CPA®: 16 - Global			CPA®: 14							Adjustments
		Pro Forma										CPA®: 16 —
		Adjustments			Pro Forma Adjustments							Global
		Transaction					Special	Fair Value	Transaction			Pro Forma
	Historical(1)	Costs(6)	As Adjusted	Historical(1)	Refinancings(2)	Dispositions(3)	Dividend(4)	Adjustments(5)	Costs(6)	As Adjusted	Equity(7)	Consolidated
	In thousands
	(Unaudited)

ASSETS

Investments in real estate:

Real estate, at cost	$1,749,039		$1,749,039	$1,176,911		$(153,573)		$(326,757)		$696,581		$2,445,620

Operating real estate, at cost	84,576		84,576									84,576

Accumulated depreciation	(146,607)		(146,607)	(218,568)		42,356		176,212		—		(146,607)

Net investments in properties	1,687,008	—	1,687,008	958,343	—	(111,217)	—	(150,545)	—	696,581	—	2,383,589

Net investment in direct financing leases	324,398		324,398	107,372				53,718		161,090		485,488

Assets held for sale			—	18,913		(18,913)				—		—

Equity investments in real estate	150,070		150,070	127,225		(46,678)		38,147		118,694		268,764

Net investments in real estate	2,161,476	—	2,161,476	1,211,853	—	(176,808)	—	(58,680)	—	976,365	—	3,137,841

Notes receivable	351,793		351,793									351,793

Cash and cash equivalents	61,563	(8,178)	53,385	83,757	31,608	162,338	(87,007)		(27,617)	163,079		216,464

Intangible assets, net	153,110		153,110	58,420		(3,750)		427,389		482,059		635,169

Other assets, net	52,015	(89)	51,926	77,061		(3,826)		(26,620)		46,615		98,541

Total assets	$2,779,957	$(8,267)	$2,771,690	$1,431,091	$31,608	$(22,046)	$(87,007)	$342,089	$(27,617)	$1,668,118	$—	$4,439,808

LIABILITIES AND EQUITY

Liabilities:

Non-recourse debt	$1,395,075		$1,395,075	$694,108	$37,474	$(114,757)		$(3,314)		$613,511		$2,008,586

Accounts payable, accrued expenses and other liabilities	35,391		35,391	21,896		(625)				21,271		56,662

Prepaid and deferred rental income and security deposits	57,959		57,959	27,568		(1,872)		23,150		48,846		106,805

Due to affiliates	7,805		7,805	13,481					25,168	38,649	(31,238)	15,216

Distributions payable	20,681		20,681	17,411						17,411		38,092

Total liabilities	1,516,911	—	1,516,911	774,464	37,474	(117,254)		19,836	25,168	739,688	(31,238)	2,225,361

Redeemable noncontrolling interests	320,425	—	320,425	—	—	—	—	—	—	—	—	320,425

Equity:

Common stock	134		134	96						96	12	242

Additional paid-in capital	1,206,051		1,206,051	946,116						946,116	(1,409)	2,150,758

Distributions in excess of accumulated earnings	(262,753)	(8,267)	(271,020)	(201,561)		97,197	(87,007)	312,610	(52,785)	68,454	(68,454)	(271,020)

Accumulated other comprehensive income	(7,039)		(7,039)	5,711						5,711	(5,711)	(7,039)

	936,393	(8,267)	928,126	750,362	—	97,197	(87,007)	312,610	(52,785)	1,020,377	(75,562)	1,872,941

Less, treasury stock at cost	(78,532)		(78,532)	(106,800)						(106,800)	106,800	(78,532)

Total stockholders’ equity	857,861	(8,267)	849,594	643,562	—	97,197	(87,007)	312,610	(52,785)	913,577	31,238	1,794,409

Noncontrolling interests	84,760		84,760	13,065	(5,866)	(1,989)		9,644		14,854	—	99,614

Total equity	942,621	(8,267)	934,354	656,627	(5,866)	95,208	(87,007)	322,254	(52,785)	928,431	31,238	1,894,023

Total liabilities and equity	$2,779,957	$(8,267)	$2,771,690	$1,431,091	$31,608	$(22,046)	$(87,007)	$342,089	$(27,617)	$1,668,118	$—	$4,439,808

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming No Participation in the Cash Option

1. Historical — These amounts are derived from the historical unaudited consolidated balance sheets of CPA®:16 — Global and CPA®:14 as of September 30, 2010, included herein.

2. Refinancings — CPA®:14 has entered into agreements with lenders to obtain debt of $104.0 million consisting of $99.0 million related to the refinancing of certain existing non-recourse debt totaling $66.5 million and $5.0 million on a currently unencumbered property. Refinanced amounts are inclusive of amounts attributable to non-controlling interests of $5.9 million. Under the currently proposed terms, the loans are expected to bear interest at fixed rates and to have terms ranging from 5 to 11 years. At September 30, 2010, the weighted average interest rate of these loans was 5.3%. As of the date of this joint proxy statement/prospectus, three of the four proposed refinancings have been completed. There can be no assurance that CPA®:14 will be able to obtain financing for the remaining transaction on the currently proposed terms.

3.	Dispositions

In connection with the proposed merger transaction and contingent on the stockholders of both CPA®:14 and CPA®:16 — Global approving the proposed merger, CPA®:14 has entered into agreements to sell:

•	selected properties, including an equity interest in a property accounted for under the equity method for $32.1 million (net of debt assumed totaling $89.3 million), to W. P. Carey & Co. LLC (“W. P. Carey”), the advisor of CPA®:14 and CPA®:16 — Global;

•	a portfolio of its interests in properties accounted for under the equity method for $57.5 million to Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”), an affiliate of CPA®:14 and CPA®:16 — Global; and

•	certain properties, including equity interests in properties accounted for under the equity method, for an aggregate of $72.8 million (net of debt assumed totaling $25.5 million) to unrelated third parties. In connection with these sales, CPA®:14 expects that the existing debt on one of the properties will be paid off. Three of the six proposed transactions have been completed as of the date of this joint proxy statement/prospectus. There can be no assurance that the remaining transactions will be completed on the terms presented.

In connection with these proposed dispositions, CPA®:14 would recognize, for pro forma purposes, a net gain totaling $97.2 million derived as follows (in thousands) :

	Disposition of Assets to:
		CPA®: 17 —
	W.P. Carey	Global	Third Parties	Total

Selling price of real estate	$152,190	$205,985	$110,937	$469,112
Fair value of debt assumed	(101,879)	(148,522)	(38,143)	(288,544)

Cash consideration paid for real estate assets/interests in equity investments	50,311	57,463	72,794	180,568
Less: amounts attributable to noncontrolling interests	(18,230)	—	—	(18,230)

	32,081	57,463	72,794	162,338
Historical carrying basis of assets and liabilities:
Real estate assets	(76,605)		(34,612)	(111,217)
Assets held for sale			(18,913)	(18,913)
Interest in equity investments	(1,296)	(26,737)	(18,645)	(46,678)
Net other assets acquired or written off(i)	(4,418)		(3,158)	(7,576)
Mortgage notes payable assumed	89,294		25,463	114,757
Net other liabilities assumed or written off(i)	1,211		1,286	2,497
Noncontrolling interest obligations assumed	1,989	—	—	1,989

	10,175	(26,737)	(48,579)	(65,141)

Pro forma net gain on disposition of properties based on selling price	$42,256	$30,726	$24,215	$97,197

(i)	Includes intangible assets or liabilities, as applicable.

4. Special Dividend — In connection with the merger, CPA®:14’s board of directors is expected to approve a $1.00 per share special cash distribution, or $87.0 million, based on shares outstanding of 87,007,260 at September 30, 2010.

5.	Fair Value Adjustments

CPA®:16 — Global has allocated the purchase price to the fair value of the net assets acquired and liabilities assumed as follows (in thousands):

Total value of CPA ®:16 — Global shares issued	$913,577

	Historical as
	Adjusted(i)	Adjustments	Acquired

Assets acquired:
Investments in real estate(ii)	$847,126	$(150,545)	$696,581
Net investment in direct financing leases(ii)	107,372	53,718	161,090
Equity investments in real estate(ii)	80,547	38,147	118,694
Cash and cash equivalents	163,079	—	163,079
Intangible assets, net(v)	54,670	427,389	482,059
Other assets, net(iii)	73,235	(26,620)	46,615

	1,326,029	342,089	1,668,118
Liabilities assumed:
Non-recourse debt(iv)	616,825	(3,314)	613,511
Accounts payable, accrued expenses and other liabilities	21,271	—	21,271
Prepaid and deferred rental income and security deposits(iii)	25,696	23,150	48,846
Due to affiliates	38,649	—	38,649
Distributions payable	17,411	—	17,411

	719,852	19,836	739,688

	606,177	322,254	928,431
Less: amounts attributable to noncontrolling interests	(5,210)	(9,644)	(14,854)

Net assets acquired	$600,967	$312,610	$913,577

(i)	Historical as Adjusted amounts include the Historical balance sheet of CPA®:14 and all pro forma adjustments related to the Refinancings, Dispositions, Special Dividend and Transaction Costs.

(ii)	Acquired amounts reflect adjustments to record assets acquired and liabilities assumed by CPA®:16 — Global at their estimated fair value. The estimated fair value of the real estate assets of CPA®:14 was determined by management with the assistance of an independent third-party valuation firm. The carrying values of non-real estate assets and liabilities, other than mortgage notes payable, are deemed to approximate their fair values.

(iii)	Acquired amounts also reflect an adjustment to eliminate CPA®:14’s unamortized straight line rents, deferred financing costs and liability for deferred rent. CPA®:14 leases which provide for non-contingent stated rent increases are required to be re-straight-lined at the date of the transaction.

(iv)	Acquired amounts also reflect an adjustment to reflect CPA®:14 mortgage notes assumed by CPA®:16 — Global at their estimated fair value. The estimated fair value of fixed rate debt instruments was evaluated using a discounted cash flow model with discount rates that take into account the credit of the tenants and the interest rate risk.

(v)	Intangible assets identified in the transaction have been allocated as follows (in thousands):

	Historical Cost	Fair Value	Net Adjustment

In-place lease/tenant relationship	$28,150	$295,289	$267,139
Above-market lease	24,668	184,916	160,248

	52,818	480,205	427,387
Below-market lease	(4,839)	(33,737)	(28,898)

Below-market leases are included in Prepaid and deferred rental income and security deposits on the pro forma consolidated balance sheet.

Fair value adjustments include the effect of changes in foreign currency at November 11, 2010.

6.	Transaction Costs

Cash payments for transaction costs are comprised as follows (in thousands):

		CPA®: 16 —
	CPA®: 14	Global	Total

Subordinated termination fee payable to W.P. Carey(i)	$31,238	$—	$31,238
Subordinated disposition fee payable to W.P. Carey(ii)	21,270	—	21,270
Other transaction costs payable to third parties(iii)	6,347	8,267	14,614

	$58,855	$8,267	$67,122

(i)	A subordinated termination fee equal to 15% of the amount by which (i) the value of the properties on the termination date (based on the most current valuation subject to certain adjustments), less the amount of all indebtedness collateralized by such properties, exceeds (ii) the total of the initial investor capital on the final closing date reduced by any redemptions and distributions plus an amount equal to the preferred return of 7% through the termination date reduced by the total dividends paid by CPA®:14 from its inception through the termination date, will be payable upon consummation of the merger.

(ii)	The subordinated disposition fee includes $6.1 million from sales of properties since inception but prior to the acquisition of properties by CPA®:16 — Global and, therefore, $6.1 million of such fee has been reflected in the historical balance sheet as a liability.

(iii)	Includes legal, accounting, appraisal and other transaction related costs.

7.	Equity

The changes in stockholders’ equity reflect the following (in thousands):

			Distributions in	Accumulated
		Additional	Excess of	Other		Total
	Common	Paid-in	Accumulated	Comprehensive	Treasury	CPA®:14
	Stock	Capital	Earnings	Income	Stock	Stockholders

Elimination of CPA®:14’s pro forma equity	$(96)	$(946,116)	$(68,454)	$(5,711)	$106,800	$(913,577)
Issuance of CPA®:16 — Global shares	104	913,473	—	—	—	913,577
Issuance of CPA®:16 — Global shares to W.P. Carey & Co. LLC	4	31,234				31,238

Net adjustment	$12	$(1,409)	$(68,454)	$(5,711)	$106,800	$31,238

In accordance with the terms of the merger agreement, CPA®:16 — Global will acquire the common stock of CPA®:14 for issuance of shares of CPA®:16 — Global common stock. The shares of CPA®:16 — Global are valued at $8.80 per share and the shares of CPA®:14 subsequent to the $1.00 per share special cash distribution have been valued at $10.50 per share. These share values are based on estimated net asset valuations performed by management for each of CPA®:16 — Global and CPA®:14 based primarily on management’s assessment of the estimated fair values of each entity’s real estate assets and associated debt obligations as described in Note 5. In addition, management incorporated in the net asset valuation for CPA®:14 certain significant estimates and judgments related to the Refinancings and the Dispositions as described in Notes 2 and 3, respectively. The pro forma consolidated balance sheet reflects the issuance of 103,815,481 shares of CPA®:16 — Global common stock based on CPA®:14 shares outstanding as of September 30, 2010 of 87,007,260 and an exchange ratio of 1.1932 shares of CPA®:16 — Global common stock for each share of CPA®:14 common stock.

CPA®:14’s accumulated other comprehensive income represents cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities and derivative instruments. These translation adjustments and unrealized gains and losses will be eliminated in purchase accounting upon acquisition by CPA®:16 — Global.

An affiliate of W. P. Carey, through conversion of its existing interest in CPA®:14 restricted shares, will effectively receive 3,549,773 restricted shares of CPA®:16 — Global in settlement of its $31.2 million subordinated termination fee.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming No Participation in the Cash Option

For the year ended December 31, 2009 and the nine months ended September 30, 2010
(Unaudited)

The following unaudited pro forma consolidated statements of income for the year ended December 31, 2009 and nine months ended September 30, 2010 have been presented as if the acquisition of CPA®:14 by CPA®:16 — Global in exchange for CPA®:16 — Global shares had occurred as of January 1, 2009. The unaudited pro forma consolidated statements of income should be read in conjunction with the historical consolidated statements of income of CPA®:14 and CPA®:16 — Global included herein.

The unaudited pro forma consolidated statements of income also give effect to events occurring subsequent to September 30, 2010, including primarily actual and probable mortgage refinancing transactions and the actual and probable disposition of certain properties prior to CPA®:14’s acquisition by CPA®:16 — Global, as though such activity had occurred as of January 1, 2009. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:16 — Global as well as the probable dispositions have been made.

The unaudited pro forma consolidated statements of income are not necessarily indicative of what the actual results of operations of CPA®:16 — Global would have been, nor do they purport to represent the results of operations for future periods.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming No Participation in the Cash Option

For the year ended December 31, 2009

		CPA®:14
			Pro Forma Adjustments					CPA®:16 —
	CPA®:16 —				Fair Value			Global
	Global	CPA®:14			and Other		CPA®:14	Pro Forma
	Historical(1)	Historical(1)	Refinancings(2)	Dispositions(3)	Adjustments(4)		As Adjusted	Consolidated
	In thousands except share and per share amounts
	(Unaudited)

Revenues
Rental income	$150,837	$139,757		$(16,997)	$(18,964	)(a)	$103,796	$254,633
Interest income from direct financing leases	27,448	14,356			(1,166	)(b)	13,190	40,638
Interest income on notes receivable	28,796	—					—	28,796
Other real estate income	23,234	—		(3,121)			(3,121)	20,113
Other operating income	3,587	8,424		(100)			8,324	11,911

	233,902	162,537	—	(20,218)	(20,130)		122,189	356,091

Operating expenses
Depreciation and amortization	(47,415)	(34,729)		7,528	(31,110	)(c)	(58,311)	(105,726)
Property expenses	(33,026)	(32,014)		4,495			(27,519)	(60,545)
Other real estate expenses	(18,064)	—					—	(18,064)
General and administrative	(9,059)	(6,684)		19	47	(d)	(6,618)	(15,677)
Impairment charges	(35,146)	(10,093)			10,093	(e)	—	(35,146)

	(142,710)	(83,520)	—	12,042	(20,970)		(92,448)	(235,158)

Other Income and Expenses
Income from equity investments in real estate	13,837	13,845		(5,062)	(2,126	)(f)	6,657	20,494
Other interest income	217	1,558					1,558	1,775
Gain on extinguishment of debt	6,512	—					—	6,512
Gain on sale of real estate	—	—					—	—
Other income and (expenses)	(734)	1,446					1,446	712
Interest expense	(80,782)	(57,952)	$(26)	8,470	1,684	(g)	(47,824)	(128,606)

	(60,950)	(41,103)	(26)	3,408	(442)		(38,163)	(99,113)

Income before income taxes	30,242	37,914	(26)	(4,768)	(41,542)		(8,422)	21,820

Provision for income taxes	(5,795)	(3,279)	—	264	—		(3,015)	(8,810)
Income from continuing operations	24,447	34,635	(26)	(4,504)	(41,542)		(11,437)	13,010
Income from continuing operations attributable to noncontrolling interests	(24,046)	(1,451)	120	170	1,449	(h)	288	(23,758)

Income (loss) from continuing operations attributable to stockholders	$401	$33,184	$94	$(4,334)	$(40,093)		$(11,149)	$(10,748)
Basic earnings per share(5):
(Loss) income from continuing operations attributable to stockholders	$—	$0.38						$(0.05)

Weighted average shares outstanding — basic	122,824,957	87,078,468						226,640,438

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming No Participation in the Cash Option

For the nine months ended September 30, 2010

		CPA®:14
			Pro Forma Adjustments					CPA®:16 —
	CPA®:16 —				Fair Value			Global
	Global				and Other		CPA®:14	Pro Forma
	Historical(1)	Historical(1)	Refinancings(2)	Dispositions(3)	Adjustments(4)		As Adjusted	Consolidated
	In thousands except share and per share amounts
	(Unaudited)

Revenues
Rental income	$114,396	$101,750		$(12,579)	$(12,254	)(a)	$76,917	$191,313
Interest income from direct financing leases	20,021	10,432			(893	)(b)	9,539	29,560
Interest income on notes receivable	20,858	—					—	20,858
Other real estate income	19,131	—					—	19,131
Other operating income	2,247	4,228		(46)			4,182	6,429

	176,653	116,410	—	(12,625)	(13,147)		90,638	267,291

Operating expenses
Depreciation and amortization	(36,160)	(22,749)		3,477	(24,461	)(c)	(43,733)	(79,893)
Property expenses	(22,133)	(24,151)		3,149			(21,002)	(43,135)
Other real estate expenses	(14,148)	—					—	(14,148)
General and administrative	(6,051)	(5,422)		5	501	(d,i)	(4,916)	(10,967)
Impairment charges	(9,797)	(9,402)		1,271	8,131	(e)	—	(9,797)

	(88,289)	(61,724)	—	7,902	(15,829)		(69,651)	(157,940)

Other Income and Expenses
Income from equity investments in real estate	13,083	5,837		(4,434)	3,044	(f)	4,447	17,530
Other interest income	151	1,325					1,325	1,476
Gain on extinguishment of debt	—	—					—	—
Gain on sale of real estate	—	351					351	351
Other income and (expenses)	(607)	(308)					(308)	(915)
Interest expense	(58,664)	(39,079)	$194	5,118	883	(g)	(32,884)	(91,548)

	(46,037)	(31,874)	194	684	3,927		(27,069)	(73,106)

Income before income taxes	42,327	22,812	194	(4,039)	(25,049)		(6,082)	36,245
Provision for income taxes	(3,138)	(2,376)		174	—		(2,202)	(5,340)

Income from continuing operations	39,189	20,436	194	(3,865)	(25,049)		(8,284)	30,905
Income from continuing operations attributable to noncontrolling interests	(18,400)	(2,063)	12	682	1,091	(h)	(278)	(18,678)

Income (loss) from continuing operations attributable to stockholders	$20,789	$18,373	$206	$(3,183)	$(23,958)		$(8,562)	$12,227

Basic earnings per share(5):
Income from continuing operations attributable to stockholders	$0.17	$0.21						$0.05

Weighted average shares outstanding — basic	124,261,348	86,610,442						228,076,829

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(In thousands)

1. Historical — These amounts are derived from the historical audited statements of income of CPA®:16 — Global and CPA®:14 for the year ended December 31, 2009, and historical unaudited statements of income for the nine months ended September 30, 2010 included herein.

2. Refinancings — CPA®:14 has entered into agreements with lenders to obtain debt of $104.0 million consisting of $99.0 million related to the refinancing of certain existing non-recourse debt totaling $66.5 million and $5.0 million on a currently unencumbered property. Refinanced amounts are inclusive of amounts attributable to non-controlling interests of $5.9 million. Under the currently proposed terms, the loans are expected to bear interest at fixed rates and to have terms ranging from 5 to 11 years. At September 30, 2010, the weighted average interest rate of these loans was 5.3%. As of the date of this joint proxy statement/prospectus, three of the four proposed refinancings have been completed. There can be no assurance that CPA®:14 will be able to obtain financing for the remaining transaction on the currently proposed terms.

3. Dispositions — In connection with the proposed merger transaction and contingent on the stockholders of both CPA®:14 and CPA®:16 — Global approving the proposed merger, CPA®:14 has entered into an agreement to sell a portfolio of properties, including an equity interest in a property accounted for under the equity method, to W. P. Carey, the advisor to CPA®:14 and CPA®:16 — Global, and to CPA®:17 — Global, an affiliate. In addition, CPA®:14 has entered into agreements with unrelated third parties to sell, or, subsequent to September 30, 2010, has completed the sale of certain properties, including equity interests in properties accounted for under the equity method, to unrelated third parties. The adjustments reflect the historical results of operations of these properties for the year ended December 31, 2009 and nine months ended September 30, 2009. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

The results of operations also reflect the decrease in asset management and performance fees as a result of the proposed disposition of properties by CPA®:14. The advisory agreements of CPA®:14 and CPA®:16 — Global each provide for the payment of combined asset management and performance fees of 1% per annum of average invested assets as defined in the agreements with the advisor.

The appraised value of CPA®:14’s assets acquired includes the value of investments in real estate adjusted for CPA®:14’s proportional interest in the underlying real estate assets accounted for under the equity method and for noncontrolling interest holders’ share of the value of consolidated real estate assets.

4. Fair Value and Other Adjustments — Reflects the impact on operations resulting from the fair value adjustments to assets acquired and liabilities assumed as follows:

(a) Reflects the net decrease in rental income due to the amortization of intangibles for leases acquired which have rents above or below market rates and for the re-straightlining of rents, net of any such amounts included in CPA®:14’s historical results of operations. Above-market and below-market lease intangibles represent amounts allocated from the purchase price of properties acquired and are based on the difference between estimates for market rents at the time of acquisition and contractual rents on the leases assumed, discounted using the tenant’s bond rate.

In connection with the acquisition of properties subject to leases, $184.9 million of the purchase price has been allocated to reflect the value attributable to the assumption of leases with rents in excess of market rates at acquisition. The intangible assets related to the assumption of these above-market leases are amortized as a reduction to rental income over the remaining initial terms of the applicable leases, which range from 1.8 to 17.3 years. Additionally, $33.7 million of the purchase price has been allocated as deferred rent to reflect the value attributable to the assumption of leases with rents that are below market rates at acquisition. Deferred rent is amortized as an increase to rental income over the extended terms of the applicable leases, or the initial term, if the renewal terms provide for adjustments to market rental rates. These terms range from 3.3 to 16.3 years.

(b) Reflects adjustments to recognize interest income from direct financing leases at a constant rate of return which is determined based on future minimum rents and estimated residual value of the underlying leased properties.

(c) In connection with the acquisition of properties, costs are allocated to tangible and intangible assets based on their estimated fair values. The value attributed to tangible assets, consisting of land, buildings and site improvements, is determined as if the acquired property were vacant. Intangible assets consist of above-market and below-market lease intangibles and in-place lease values. In-place lease values are amortized over the remaining initial, noncancellable terms of the applicable leases, which range from 1.8 to 17.3 years. No amortization period for intangibles will exceed the remaining depreciable life of the building.

(d) The decrease in general and administrative expense represents the elimination of CPA®:14’s directors’ compensation.

(e) Impairment charges of $10.1 million and $8.1 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, included in CPA®:14’s historical results of operations have been eliminated as the underlying properties have been reflected at their fair value for pro forma purposes.

(f) Adjustments to equity income reflect proportional shares of adjustments to rental income, interest income from direct financing leases, depreciation and amortization and interest expense related to fair value adjustments to tangible and intangible assets, and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees. Adjustments to equity income also reflect the elimination of impairment charges of $0.7 million and $4.7 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, included in CPA®:14’s historical results of operations as the interests in the underlying equity investees have been reflected at their fair value for pro forma purposes.

(g) The increase in interest expense reflects the amortization of the excess of the fair value of the assumed mortgage notes payable over CPA®:14’s carrying value as a noncash yield adjustment over the remaining terms of the mortgages.

(h) Adjustments to amounts attributable to noncontrolling interests reflect the noncontrolling interest holders’ proportional shares of adjustments to rental income, interest income from direct financing leases, depreciation and amortization and interest expense related to fair value adjustments to tangible and intangible assets, and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees.

(i) Reflects an adjustment to eliminate merger-related transaction costs expensed by CPA®:14 in the historical financial statements, as all such costs would have been expensed upon consummation of the merger if it had occurred on January 1, 2009. CPA®:14 did not incur any transaction costs during 2009.

5. Earnings per share is presented for basic pro forma earnings per share. For pro forma purposes, there are no dilutive securities.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming 50% Participation in the Cash Option

September 30, 2010
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of September 30, 2010 has been presented as if the acquisition of CPA®:14 by CPA®:16 — Global in exchange for CPA®:16 — Global shares and cash had occurred on September 30, 2010. This unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited consolidated balance sheets of CPA®:14 and CPA®:16 — Global as of September 30, 2010 included herein. The unaudited pro forma consolidated balance sheet also includes pro forma adjustments for events subsequent to September 30, 2010 including the probable refinancing or disposition of certain properties prior to CPA®:14’s acquisition by CPA®:16 — Global. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:16 — Global and payment of cash to redeem CPA®:14’s shares as well as the probable dispositions have been made.

Pursuant to the terms of the transaction, CPA®:14 will be merged into CPA®:16 — Global. CPA®:16 — Global will acquire CPA®:14 in exchange for CPA®:16 — Global shares or cash, at the option of each CPA®:14 stockholder. Approximately 9% of the outstanding common stock of CPA®:14 is held by W. P. Carey, which intends to convert all of its shares of CPA®:14 to shares of CPA®:16 — Global. If 50% of CPA®:14’s stockholders participate in the cash option, approximately 56,592,429 shares of CPA®:16 — Global common stock would be issued and approximately $415.6 million of cash would be required upon completion of the merger, which cash will be provided by a line of credit and a capital infusion by W. P. Carey. Prior to the merger, CPA®:14 stockholders will receive a $1.00 per share special cash distribution. The merger will be accounted for as a purchase and the assets acquired and liabilities assumed from CPA®:14 will be recorded at their estimated fair values.

This unaudited pro forma consolidated balance sheet is not necessarily indicative of what the actual financial position would have been at September 30, 2010, nor does it purport to represent the future financial position of CPA®:16 — Global.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming 50% Participation in the Cash Option

September 30, 2010

	CPA®: 16 — Global			CPA®: 14							Pro Forma Adjustments
		Pro Forma											CPA®:16 —
		Adjustments			Pro Forma Adjustments								Global Pro
		Transaction					Special	Fair Value	Transaction			Line of	Forma
	Historical(1)	Costs(6)	As Adjusted	Historical(1)	Refinancings(2)	Dispositions(3)	Dividend(4)	Adjustments(5)	Costs(6)	As Adjusted	Equity(7)	Credit(8)	Consolidated
	In thousands
	(Unaudited)

ASSETS
Investments in real estate:
Real estate, at cost	$1,749,039		$1,749,039	$1,176,911		$(153,573)		$(326,757)		$696,581			$2,445,620
Operating real estate, at cost	84,576		84,576										84,576
Accumulated depreciation	(146,607)		(146,607)	(218,568)		42,356		176,212		—			(146,607)

Net investments in properties	1,687,008		1,687,008	958,343		(111,217)		(150,545)		696,581			2,383,589
Net investment in direct financing leases	324,398		324,398	107,372				53,718		161,090			485,488
Assets held for sale			—	18,913		(18,913)				—			—
Equity investments in real estate	150,070		150,070	127,225		(46,678)		39,887		120,434			270,504

Net investments in real estate	2,161,476		2,161,476	1,211,853		(176,808)		(56,940)		978,105			3,139,581
Notes receivable	351,793		351,793										351,793
Cash and cash equivalents	61,563	$(8,178)	53,385	83,757	31,608	162,338	(87,007)		(27,617)	163,079	(348,967)	163,924	31,421
Intangible assets, net	153,110		153,110	58,420		(3,750)		427,389		482,059			635,169
Other assets, net	52,015	(89)	51,926	77,061		(3,826)		(27,375)		45,860		3,341	101,127

Total assets	$2,779,957	$(8,267)	$2,771,690	$1,431,091	$31,608	$(22,046)	$(87,007)	$343,074	$(27,617)	$1,669,103	$(348,967)	$167,265	$4,259,091

LIABILITIES AND EQUITY
Liabilities:
Non-recourse debt	$1,395,075		$1,395,075	$694,108	$37,474	$(114,757)		$(5,125)		$611,700		$(62,095)	$1,944,680
Line of credit												232,142	232,142
Accounts payable, accrued expenses and other liabilities	35,391		35,391	21,896		(625)				21,271			56,662
Prepaid and deferred rental income and security deposits	57,959		57,959	27,568		(1,872)		23,150		48,846			106,805
Due to affiliates	7,805		7,805	13,481					25,168	38,649	(31,238)		15,216
Distributions payable	20,681		20,681	17,411						17,411			38,092

Total liabilities	1,516,911	—	1,516,911	774,464	37,474	(117,254)		18,025	25,168	737,877	(31,238)	170,047	2,393,597

Redeemable noncontrolling interests	320,425		320,425										320,425

Equity:
Common stock	134		134	96						96	(27)		203
Additional paid-in capital	1,206,051		1,206,051	946,116						946,116	(350,324)		1,801,843
Distributions in excess of accumulated earnings	(262,753)	(8,267)	(271,020)	(201,561)		97,197	(87,007)	315,405	(52,785)	71,249	(68,467)	(2,782)	(271,020)
Accumulated other comprehensive income	(7,039)		(7,039)	5,711						5,711	(5,711)		(7,039)

	936,393	(8,267)	928,126	750,362		97,197	(87,007)	315,405	(52,785)	1,023,172	(424,529)	(2,782)	1,523,987
Less, treasury stock at cost	(78,532)		(78,532)	(106,800)						(106,800)	106,800		(78,532)

Total stockholders’ equity	857,861	(8,267)	849,594	643,562		97,197	(87,007)	315,405	(52,785)	916,372	(317,729)	(2,782)	1,445,455
Noncontrolling interests	84,760		84,760	13,065	(5,866)	(1,989)		9,644		14,854			99,614

Total equity	942,621	(8,267)	934,354	656,627	(5,866)	95,208	(87,007)	325,049	(52,785)	931,226	(317,729)	(2,782)	1,545,069

Total liabilities and equity	$2,779,957	$(8,267)	$2,771,690	$1,431,091	$31,608	$(22,046)	$(87,007)	$343,074	$(27,617)	$1,669,103	$(348,967)	$167,265	$4,259,091

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
Assuming 50% Participation in the Cash Option

1. Historical — These amounts are derived from the historical unaudited consolidated balance sheets of CPA®:16 — Global and CPA®:14 as of September 30, 2010, included herein.

2. Refinancings — CPA®:14 has entered into agreements with lenders to obtain debt of $104.0 million consisting of $99.0 million related to the refinancing of certain existing non-recourse debt totaling $66.5 million and of $5.0 million on a currently unencumbered property. Refinanced amounts are inclusive of amounts attributable to non-controlling interests of $5.9 million. Under the currently proposed terms, the loans are expected to bear interest at fixed rates and to have terms ranging from 5 to 11 years. At September 30, 2010, the weighted average interest rate of these loans was 5.3%. As of the date of this joint proxy statement/prospectus, three of the four proposed refinancings have been completed. There can be no assurance that CPA®:14 will be able to obtain financing for the remaining transaction on the currently proposed terms.

3. Dispositions

In connection with the proposed merger transaction and contingent on the stockholders of both CPA®:14 and CPA®:16 — Global approving the proposed merger, CPA®:14 has entered into agreements to sell:

•	selected properties, including an equity interest in a property accounted for under the equity method for $32.1 million (net of debt assumed totaling $89.3 million), to W. P. Carey, the advisor of CPA®:14 and CPA®:16 — Global;

•	a portfolio of its interests in properties accounted for under the equity method for $57.5 million to CPA®:17 — Global, an affiliate of CPA®:14 and CPA®:16 — Global; and

•	certain properties, including equity interests in properties accounted for under the equity method, for an aggregate of $72.8 million (net of debt assumed totaling $25.5 million) to unrelated third parties. In connection with these sales, CPA®:14 expects that the existing debt on one of the properties will be paid off. Three of the six proposed transactions have been completed as of the date of this joint proxy statement/prospectus. There can be no assurance that the remaining transactions will be completed on the terms presented.

In connection with these proposed dispositions, CPA®:14 would recognize, for pro forma purposes, a net gain totaling $97.2 million derived as follows (in thousands):

	Disposition of Assets to:
		CPA®:17 —	Third
	W.P. Carey	Global	Parties	Total

Selling price of real estate	$152,190	$205,985	$110,937	$469,112
Fair value of debt assumed	(101,879)	(148,522)	(38,143)	(288,544)

Cash consideration paid for real estate assets/interests in equity investments	50,311	57,463	72,794	180,568
Less: amounts attributable to noncontrolling interests	(18,230)	—	—	(18,230)

	32,081	57,463	72,794	162,338
Historical carrying basis of assets and liabilities:
Real estate assets	(76,605)		(34,612)	(111,217)
Assets held for sale			(18,913)	(18,913)
Interest in equity investments	(1,296)	(26,737)	(18,645)	(46,678)
Net other assets acquired or written off(i)	(4,418)		(3,158)	(7,576)
Mortgage notes payable assumed	89,294		25,463	114,757
Net other liabilities assumed or written off(i)	1,211		1,286	2,497
Noncontrolling interest obligations assumed	1,989	—	—	1,989

	10,175	(26,737)	(48,579)	(65,141)

Pro forma net gain on disposition of properties based on selling price	$42,256	$30,726	$24,215	$97,197

(i) Includes intangible assets or liabilities, as applicable.

4. Special Dividend — In connection with the merger, CPA®:14’s board of directors is expected to approve a $1.00 per share special cash distribution, or $87.0 million, based on shares outstanding of 87,007,260 at September 30, 2010.

5. Fair Value Adjustments

CPA®:16 — Global has allocated the purchase price to the fair value of the net assets acquired and liabilities assumed as follows (in thousands):

Total value of CPA®:16 — Global shares issued	$916,372

	Historical as
	Adjusted(i)	Adjustments	Acquired

Assets acquired:
Investments in real estate(ii)	$847,126	$(150,545)	$696,581
Net investment in direct financing leases(ii)	107,372	53,718	161,090
Equity investments in real estate(ii)	80,547	39,887	120,434
Cash and cash equivalents	163,079	—	163,079
Intangible assets, net(v)	54,670	427,389	482,059
Other assets, net(iii)	73,235	(27,375)	45,860

	1,326,029	343,074	1,669,103
Liabilities assumed:
Non-recourse debt(iv)	616,825	(5,125)	611,700
Accounts payable, accrued expenses and other liabilities	21,271	—	21,271
Prepaid and deferred rental income and security deposits(iii)	25,696	23,150	48,846
Due to affiliates	38,649	—	38,649
Distributions payable	17,411	—	17,411

	719,852	18,025	737,877

	606,177	325,049	931,226
Less: amounts attributable to noncontrolling interests	(5,210)	(9,644)	(14,854)

Net assets acquired	$600,967	$315,405	$916,372

(i)	Historical as Adjusted amounts include the Historical balance sheet of CPA®:14 and all pro forma adjustments related to the Refinancings, Dispositions, Special Dividend and Transaction Costs.

(ii)	Acquired amounts reflect adjustments to record assets acquired and liabilities assumed by CPA®:16 — Global at their estimated fair value. The fair value of the real estate assets of CPA®:14 was determined by management with the assistance of an independent third-party valuation firm. The carrying values of non-real estate assets and liabilities, other than mortgage notes payable, are deemed to approximate their fair values.

(iii)	Acquired amounts also reflect an adjustment to eliminate CPA®:14’s unamortized straight line rents, deferred financing costs and liability for deferred rent. CPA®:14 leases which provide for non-contingent stated rent increases are required to be re-straight-lined at the date of the transaction.

(iv)	Acquired amounts also reflect an adjustment to reflect CPA®:14 mortgage notes assumed by CPA®:16 — Global at their estimated fair value. The estimated fair value of fixed rate debt instruments was evaluated using a discounted cash flow model with discount rates that take into account the credit of the tenants and the interest rate risk.

(v)	Intangible assets identified in the transaction have been allocated as follows (in thousands):

	Historical Cost	Fair Value	Net Adjustment

Intangible assets:
In-place lease/tenant relationship	$28,150	$295,289	$267,139
Above-market lease	24,668	184,916	160,248

	52,818	480,205	427,387
Below-market lease	(4,839)	(33,737)	(28,898)

Below-market leases are included in Prepaid and deferred rental income and security deposits on the pro forma consolidated balance sheet.

Fair value adjustments include the effect of changes in foreign currency at November 11, 2010.

6. Transaction Costs

All transaction costs in connection with the merger have been expensed. Transaction costs are comprised as follows (in thousands):

		CPA®:16 —
	CPA®:14	Global	Total

Subordinated termination fee payable to W.P. Carey(i)	$31,238	$—	$31,238
Subordinated Disposition fee payable to W.P. Carey(ii)	21,270	—	21,270
Other transaction costs payable to third parties(iii)	6,347	8,267	14,614

	$58,855	$8,267	$67,122

(i)	A subordinated termination fee equal to 15% of the amount by which (i) the value of the properties on the termination date (based on the most current valuation subject to certain adjustments), less the amount of all indebtedness collateralized by such properties, exceeds (ii) the total of the initial investor capital on the final closing date reduced by any redemptions and distributions plus an amount equal to the preferred return of 7% through the termination date reduced by the total dividends paid by CPA®:14 from its inception through the termination date, will be payable upon consummation of the merger.

(ii)	The subordinated disposition fee includes $6.1 million from sales of properties since inception but prior to the acquisition of properties by CPA®:16 — Global and, therefore, $6.1 million of such fee has been reflected in the historical balance sheet as a liability.

(iii)	Includes legal, accounting, appraisal and other transaction related costs.

7. Equity

The changes in stockholders’ equity reflect the following (in thousands):

			Distributions in	Accumulated
		Additional	Excess of	Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury	Total CPA®:14
	Stock	Capital	Earnings	Income	Stock	Stockholders

Elimination of CPA®:14’s pro forma equity	$(96)	$(946,116)	$(68,467)	$(5,711)	$106,800	$(913,590)
Issuance of CPA®:16 — Global shares to CPA®:14 stockholders	57	497,956				498,013
Issuance of CPA®:16 — Global shares to W.P. Carey & Co. LLC	12	97,836				97,848

Net adjustment	$(27)	$(350,324)	$(68,467)	$(5,711)	$106,800	$(317,729)

In accordance with the terms of the merger agreement, CPA®:16 — Global will acquire the common stock of CPA®:14 for issuance of approximately 56,592,429 shares of CPA®:16 — Global common stock and payment of approximately $415.6 million in cash. The shares of CPA®:16 — Global are valued at $8.80 per share and the shares of CPA®:14 subsequent to the $1.00 per share special cash distribution have been valued at $10.50 per share. These share values are based on estimated net asset valuations for each of CPA®:16 — Global and CPA®:14 based primarily on management’s assessment of the fair values of each entity’s real estate assets and associated debt obligations as described in Note 5. In addition, management incorporated in the net asset valuation for CPA®:14 certain significant estimates and judgments related to the Refinancings and the Dispositions as described in Notes 2 and 3, respectively. The pro forma consolidated balance sheet reflects the issuance of 56,592,429 shares of CPA®:16 — Global common stock based on CPA®:14 shares outstanding as of September 30, 2010 of 87,007,260 and an exchange ratio of 1.1932 shares of CPA®:16 — Global common stock for each share of CPA®:14 common stock.

In addition to using existing cash resources, CPA ®: 16 — Global will require additional financing sources to fund the 50% cash option. The sources of funds will be comprised of available cash under a new line of credit (see Note 8) and approximately $66.6 million in cash from W. P. Carey in return for the issuance of approximately 7,569,318 shares of CPA®:16 — Global. Furthermore, through conversion of its existing interest in CPA®:14 restricted shares, an affiliate of W. P. Carey will effectively receive 3,549,773 restricted shares of CPA®:16 — Global in settlement of its $31.2 million subordinated termination fee.

CPA®:14’s accumulated other comprehensive income represents cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities and derivative instruments. These translation adjustments and unrealized gains and losses will be eliminated in purchase accounting upon acquisition by CPA®:16 — Global.

8. Line of Credit — Prior to consummation of the merger, CPA®:14 intends to use approximately $64.9 million of its cash to pay off mortgages with a current principal balance of approximately $62.1 million. The remaining cash will be used to fund prepayment penalties of approximately $2.8 million. In order to effect the merger, CPA ®: 16 — Global intends to borrow available funds of approximately $232.1 million under its new $300.0 million line of credit to redeem stockholders of CPA®:14 who elect to receive cash.

CPA®:16 — Global has entered into binding commitment letters with five lenders for a new $300 million senior secured credit facility; however, the commitment letters are subject to a number of conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change in CPA®:16 — Global has occurred. On or after the closing of the senior secured credit facility, CPA®:16 — Global will have the right to increase the facility up to $350 million, subject to no default or event of default continuing or occurring at the time of such increase and the receipt of necessary additional commitments. The commitment letters provide for an initial loan term of three years, with the option to extend the term for one year, and an annual interest rate equal to, at CPA®:16 — Global’s option, either the Eurodollar Rate plus 325 to 350 basis points or the “base rate” plus 225 to 250. As defined, the base rate per day is a fluctuating annual rate equal to the highest of (i) the Prime Rate for such day, (ii) the Federal Funds Rate for such day, plus 1/2 of 1.00%, and (iii) the one month Eurodollar Rate for such day plus 1.00%. Availability under the line of credit is affected by the aggregate value of uncollateralized properties owned by CPA ®: 16 — Global and is expected to vary accordingly. CPA®: 16 — Global’s borrowings under its line of credit will incur approximately $3.3 million of fees associated with arranging and establishing the facility which are treated as deferred financing costs for pro forma purposes and will be amortized over the three year life of the senior secured credit facility.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming 50% Participation in the Cash Option

For the year ended December 31, 2009 and the nine months ended September 30, 2010
(Unaudited)

The following unaudited pro forma consolidated statements of income for the year ended December 31, 2009 and nine months ended September 30, 2010 have been presented as if the acquisition of CPA®:14 by CPA®:16 — Global had occurred as of January 1, 2009. As presented, the unaudited pro forma consolidated statements of income assume that 50% of CPA®:14 stockholders had elected to receive shares of CPA®:16 — Global and 50% of CPA®:14 had elected to receive cash. The unaudited pro forma consolidated statements of income should be read in conjunction with the historical consolidated statements of income of CPA®:14 and CPA®:16 — Global included herein.

The unaudited pro forma consolidated statements of income also give effect to events occurring subsequent to September 30, 2010, including primarily actual and probable mortgage payoff and refinancing transactions and the actual and probable disposition of certain properties prior to CPA®:14’s acquisition by CPA®:16 — Global, as well as the impact of the new line of credit and related mortgage repayments subsequent to the acquisitions, as though such activity had occurred as of January 1, 2009. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:16 — Global as well as the probable dispositions have been made.

The unaudited pro forma consolidated statements of income are not necessarily indicative of what the actual results of operations of CPA®:16 — Global would have been, nor do they purport to represent the results of operations for future periods.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming 50% Participation in the Cash Option

For the year ended December 31, 2009

								Pro Forma
		CPA®:14						Adjustments
			Pro Forma Adjustments						CPA®:16 —
	CPA®:16 —				Fair Value				Global Pro
	Global	CPA®:14			and Other		CPA®:14	Line of	Forma
	Historical(1)	Historical(1)	Refinancings(2)	Dispositions(3)	Adjustments(4)		As Adjusted	Credit(5)	Consolidated
	In thousands except share and per share amounts
	(Unaudited)

Revenues

Rental income	$150,837	$139,757		$(16,997)	$(18,964	)(a)	$103,796		$254,633

Interest income from direct financing leases	27,448	14,356			(1,166	)(b)	13,190		40,638

Interest income on notes receivable	28,796	—					—		28,796

Other real estate income	23,234	—		(3,121)			(3,121)		20,113

Other operating income	3,587	8,424		(100)			8,324	—	11,911

	233,902	162,537	—	(20,218)	(20,130)		122,189	—	356,091

Operating expenses

Depreciation and amortization	(47,415)	(34,729)		7,528	(31,110	)(c)	(58,311)		(105,726)

Property expenses	(33,026)	(32,014)		4,495			(27,519)		(60,545)

Other real estate expenses	(18,064)	—					—		(18,064)

General and administrative	(9,059)	(6,684)		19	47	(d)	(6,618)		(15,677)

Impairment charges	(35,146)	(10,093)			10,093	(e)	—	—	(35,146)

	(142,710)	(83,520)	—	12,042	(20,970)		(92,448)	—	(235,158)

Other Income and Expenses

Income from equity investments in real estate	13,837	13,845		(5,062)	(2,126	)(f)	6,657		20,494

Other interest income	217	1,558					1,558		1,775

Gain on extinguishment of debt	6,512	—					—		6,512

Gain on sale of real estate	—	—					—		—

Other income and (expenses)	(734)	1,446					1,446		712

Interest expense	(80,782)	(57,952)	$(26)	8,470	(7,012	)(g)	(56,520)	$4,338	(132,964)

	(60,950)	(41,103)	(26)	3,408	(9,138)		(46,859)	4,338	(103,471)

Income before income taxes	30,242	37,914	(26)	(4,768)	(50,238)		(17,118)	4,338	17,462

Provision for income taxes	(5,795)	(3,279)	—	264	—		(3,015)	—	(8,810)

Income from continuing operations	24,447	34,635	(26)	(4,504)	(50,238)		(20,133)	4,338	8,652

Income from continuing operations attributable to noncontrolling interests	(24,046)	(1,451)	120	170	1,060	(h)	(101)	—	(24,147)

Income (loss) from continuing operations attributable to stockholders	$401	$33,184	$94	$(4,334)	$(49,178)		$(20,234)	$4,338	$(15,495)

Basic earnings per share(6):

(Loss) income from continuing operations attributable to stockholders	$—	$0.38							$(0.08)

Weighted average shares outstanding — basic	122,824,957	87,078,468							186,986,704

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
Assuming 50% Participation in the Cash Option

For the nine months ended September 30, 2010

								Pro Forma
		CPA®:14						Adjustments
			Pro Forma Adjustments						CPA®:16 —
	CPA®:16 —				Fair Value				Global Pro
	Global				and Other		CPA®:14		Forma
	Historical(1)	Historical(1)	Refinancings(2)	Dispositions(3)	Adjustments(4)		As Adjusted	Line of Credit(5)	Consolidated
	In thousands except share and per share amounts
	(Unaudited)

Revenues

Rental income	$114,396	$101,750		$(12,579)	$(12,254	)(a)	$76,917		$191,313

Interest income from direct financing leases	20,021	10,432			(893	)(b)	9,539		29,560

Interest income on notes receivable	20,858	—					—		20,858

Other real estate income	19,131	—					—		19,131

Other operating income	2,247	4,228		(46)			4,182	—	6,429

	176,653	116,410	—	(12,625)	(13,147)		90,638	—	267,291

Operating expenses

Depreciation and amortization	(36,160)	(22,749)		3,477	(24,461	)(c)	(43,733)		(79,893)

Property expenses	(22,133)	(24,151)		3,149			(21,002)		(43,135)

Other real estate expenses	(14,148)	—					—		(14,148)

General and administrative	(6,051)	(5,422)		5	501	(d, i)	(4,916)		(10,967)

Impairment charges	(9,797)	(9,402)		1,271	8,131	(e)	—	—	(9,797)

	(88,289)	(61,724)	—	7,902	(15,829)		(69,651)	—	(157,940)

Other Income and Expenses

Income from equity investments in real estate	13,083	5,837		(4,434)	3,044	(f)	4,447		17,530

Other interest income	151	1,325					1,325		1,476

Gain on extinguishment of debt	—	—					—		—

Gain on sale of real estate	—	351					351		351

Other income and (expenses)	(607)	(308)					(308)		(915)

Interest expense	(58,664)	(39,079)	$194	5,118	883	(g)	(32,884)	$(3,346)	(94,894)

	(46,037)	(31,874)	194	684	3,927		(27,069)	(3,346)	(76,452)

Income before income taxes	42,327	22,812	194	(4,039)	(25,049)		(6,082)	(3,346)	32,899

Provision for income taxes	(3,138)	(2,376)	—	174	—		(2,202)	—	(5,340)

Income from continuing operations	39,189	20,436	194	(3,865)	(25,049)		(8,284)	(3,346)	27,559

Income from continuing operations attributable to noncontrolling interests	(18,400)	(2,063)	12	682	1,091	(h)	(278)	—	(18,678)

Income (loss) from continuing operations attributable to stockholders	$20,789	$18,373	$206	$(3,183)	$(23,958)		$(8,562)	$(3,346)	$8,881

Basic earnings per share (6):

Income from continuing operations attributable to stockholders	$0.17	$0.21							$0.05

Weighted average shares outstanding - basic	124,261,348	86,610,442							188,423,095

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

1. Historical — These amounts are derived from the historical audited statements of income of CPA®:16 — Global and CPA®:14 for the year ended December 31, 2009, and historical unaudited statements of income for the nine months ended September 30, 2010 included herein.

2. Refinancings — CPA®:14 has entered into agreements with lenders to obtain new debt of $104.0 million consisting of $99.0 million related to the refinancing of certain existing non-recourse debt totaling $66.5 million and $5.0 million on a currently unencumbered property. Refinanced amounts are inclusive of amounts attributable to non-controlling interests of $5.9 million. Under the currently proposed terms, the loans are expected to bear interest at fixed rates and to have terms ranging from 5 to 11 years. At September 30, 2010, the weighted average interest rate of these loans was 5.3%. As of the date of this joint proxy statement/prospectus, three of the four proposed refinancings have been completed. There can be no assurance that CPA®:14 will be able to obtain financing for the remaining transaction on the currently proposed terms.

3. Dispositions — In connection with the proposed merger transaction and contingent on the stockholders of both CPA®:14 and CPA®:16 — Global approving the proposed merger, CPA®:14 has entered into an agreement to sell a portfolio of properties, including an equity interest in a property accounted for under the equity method, to W. P. Carey, the advisor to CPA®:14 and CPA®:16 — Global, and to CPA®:17 — Global, an affiliate. In addition, CPA®:14 has entered into agreements with unrelated third parties to sell, or, subsequent to September 30, 2010, has completed the sale of certain properties, including equity interests in properties accounted for under the equity method, to unrelated third parties. The adjustments reflect the historical results of operations of these properties for the year ended December 31, 2009 and nine months ended September 30, 2009. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

The results of operations also reflect the decrease in asset management and performance fees as a result of the proposed disposition of properties by CPA®:14. The advisory agreements of CPA®:14 and CPA®:16 — Global each provide for the payment of combined asset management and performance fees of 1% per annum of average invested assets as defined in the agreements with the advisor.

The appraised value of CPA®:14’s assets acquired includes the value of investments in real estate adjusted for CPA®:14’s proportional interest in the underlying real estate assets accounted for under the equity method and for noncontrolling interest holders’ share of the value of consolidated real estate assets.

4. Fair Value and Other Adjustments — Reflects the impact on operations resulting from the fair value adjustments to assets acquired and liabilities assumed as follows:

(a) Reflects the net decrease in rental income due to the amortization of intangibles for leases acquired which have rents above or below market rates and for the re-straightlining of rents, net of any such amounts included in CPA®:14’s historical results of operations. Above-market and below-market lease intangibles represent amounts allocated from the purchase price of properties acquired and are based on the difference between estimates for market rents at the time of acquisition and contractual rents on the leases assumed, discounted using the tenant’s bond rate.

In connection with the acquisition of properties subject to leases, $184.9 million of the purchase price has been allocated to reflect the value attributable to the assumption of leases with rents in excess of market rates at acquisition. The intangible assets related to the assumption of these above-market leases are amortized as a reduction to rental income over the remaining initial terms of the applicable leases, which range from 1.8 to 17.3 years. Additionally, $33.7 million of the purchase price has been allocated as deferred rent to reflect the value attributable to the assumption of leases with rents that are below market rates at acquisition. Deferred rent is amortized as an increase to rental income over the extended terms of the applicable leases, or the initial term, if the renewal terms provide for adjustments to market rental rates. These terms range from 3.3 to 16.3 years.

(b) Reflects adjustments to recognize interest income from direct financing leases at a constant rate of return which is determined based on future minimum rents and estimated residual value of the underlying leased properties.

(c) In connection with the acquisition of properties, costs are allocated to tangible and intangible assets based on their estimated fair values. The value attributed to tangible assets, consisting of land, buildings and site improvements, is determined as if the acquired property were vacant. Intangible assets consist of above-market and below-market lease intangibles and in-place lease values. In-place lease values are amortized over the remaining initial, noncancellable terms of the applicable leases, which range from 1.8 to 17.3 years. No amortization period for intangibles will exceed the remaining depreciable life of the building.

(d) The decrease in general and administrative expense represents the elimination of CPA®:14’s directors’ compensation.

(e) Impairment charges of $10.1 million and $8.1 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, included in CPA®:14’s historical results of operations have been eliminated as the underlying properties have been reflected at their fair value for pro forma purposes.

(f) Adjustments to equity income reflect proportional shares of adjustments to rental income, interest income from direct financing leases, depreciation and amortization and interest expense related to fair value adjustments to tangible and intangible assets, and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees. Adjustments to equity income also reflect the elimination of impairment charges of $0.7 million and $4.7 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, included in CPA®:14’s historical results of operations as the interests in the underlying equity investees have been reflected at their fair value for pro forma purposes.

(g) The increase in interest expense reflects the amortization of the excess of the fair value of the assumed mortgage notes payable over CPA®:14’s carrying value as a noncash yield adjustment over the remaining terms of the mortgages.

(h) Adjustments to amounts attributable to noncontrolling interests reflect the noncontrolling interest holders’ proportional shares of adjustments to rental income, interest income from direct financing leases, depreciation and amortization and interest expense related to fair value adjustments to tangible and intangible assets, and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees.

(i) Reflects an adjustment to eliminate merger-related transaction costs expensed by CPA®:14 in the historical financial statements, as all such costs would have been expensed upon consummation of the merger if it had occurred on January 1, 2009. CPA®:14 did not incur any transaction costs during 2009.

5. Line of Credit — The increase to interest expense is based on the assumption that CPA®:16 — Global intends to borrow funds through the establishment of its own line of credit to fund the redemption of CPA®:14 stockholders. In accordance with the terms provided for in the line of credit agreement, at CPA®:16 — Global’s option, the annual interest rate applied to the line of credit is either the Eurodollar Rate plus 325 to 350 basis points or the “base rate” plus 225 to 250. As defined, the base rate per day is a fluctuating annual rate equal to the highest of (i) the Prime Rate for such day, (ii) the Federal Funds Rate for such day, plus 1/2 of 1.00%, and (iii) the one month Eurodollar Rate for such day plus 1.00%. This increase is also partially attributable to the adjustment of CPA®:14’s mortgage notes payable assumed by CPA®:16 — Global to their estimated fair values, offset by the elimination of charges included in CPA®:14’s results of operations in connection with amortizing financing costs over the terms of the loans, as such unamortized financing costs are written off at acquisition. The excess of the fair value of the assumed mortgage notes payable over CPA®:14’s carrying value is amortized as a noncash yield adjustment over the remaining lives of the mortgages.

The pro forma increase in interest expense as a result of the acquisition of new debt in the merger is calculated assuming the Eurodollar Rate was chosen and using current market rates (Eurodollar Rate of 0.35%

plus margin of 3.25%) as if the borrowings had been outstanding as of January 1, 2009. Each 1/8 of 1% increase in the annual interest rate assumed with respect to the debt will increase the pro forma interest expense by approximately $0.3 million for the year ended December 31, 2009 and $0.2 million for the nine months ended September 30, 2010.

The increase to interest expense is partially offset by an adjustment to eliminate interest expense related to limited recourse mortgage notes payable that were repaid in order to increase availability under CPA®:16 — Global’s line of credit. Under the terms of the line of credit, CPA®:16 — Global may borrow up to $300.0 million, and has the right to increase the line of credit to $350.0 million on or after the date of the merger, subject to certain conditions. However, the maximum amount available under the line of credit is limited by the value of unencumbered properties owned by the combined company. In order to increase availability of funds under the line of credit by up to $125.7 million, the combined company intends to repay existing mortgages totaling $55.6 million. In addition, in November 2010, CPA®:14 repaid a maturing non-recourse mortgage loan with an outstanding balance of $6.5 million at September 30, 2010. Following these mortgage payoffs, the maximum amount available under the line of credit will be $232.1 million.

6. Earnings per share is presented for basic pro forma earnings per share. For pro forma purposes, there are no dilutive securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Corporate Property Associates 14 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 14 Incorporated and its subsidiaries (the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 26, 2010, except with respect to our opinion insofar as it relates to the effects of the discontinued operations as discussed in Notes 2, 4, 10, 11, 17, 18, and 20, as to which the date is November 9, 2010

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands, except share
	and per share amounts)

ASSETS
Investments in real estate:
Real estate, at cost	$1,255,966	$1,275,775
Accumulated depreciation	(215,967)	(188,739)

Net investment in properties	1,039,999	1,087,036
Net investment in direct financing leases	112,428	124,731
Assets held for sale	8,651	—
Equity investments in real estate	149,393	156,344

Net investments in real estate	1,310,471	1,368,111
Cash and cash equivalents	93,310	125,746
Intangible assets, net	63,804	72,877
Other assets, net	84,384	70,696

Total assets	$1,551,969	$1,637,430

LIABILITIES AND EQUITY
Liabilities:
Non-recourse debt	$805,663	$810,794
Accounts payable, accrued expenses and other liabilities	19,975	19,149
Prepaid and deferred rental income and security deposits	28,108	25,650
Due to affiliates	16,380	21,322
Distributions payable	17,143	17,315

Total liabilities	887,269	894,230

Commitments and contingencies (Note 13)
Equity:
CPA®:14 stockholders’ equity:
Common stock, $0.001 par value; 120,000,000 shares authorized; 95,058,267 and 93,654,012 shares issued, respectively	95	94
Additional paid-in capital	934,117	916,069
Distributions in excess of accumulated earnings	(190,437)	(127,093)
Accumulated other comprehensive income	8,838	4,427

	752,613	793,497
Less, treasury stock at cost, 8,955,254 and 5,804,003 shares, respectively	(105,419)	(66,845)

Total CPA®:14 stockholders’ equity	647,194	726,652
Noncontrolling interests	17,506	16,548

Total equity	664,700	743,200

Total liabilities and equity	$1,551,969	$1,637,430

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except share and per share amounts)

Revenues
Rental income	$139,757	$134,412	$129,852
Interest income from direct financing leases	14,356	15,359	16,472
Other operating income	8,424	5,523	5,436

	162,537	155,294	151,760

Operating Expenses
Depreciation and amortization	(34,729)	(30,464)	(31,094)
Property expenses	(32,014)	(32,817)	(30,494)
General and administrative	(6,684)	(8,281)	(7,954)
Impairment charges	(10,093)	(1,139)	(345)

	(83,520)	(72,701)	(69,887)

Other Income and Expenses
Income from equity investments in real estate	13,845	637	17,089
Other interest income	1,558	4,107	3,873
Other income and (expenses)	1,446	3,847	10,979
Advisor settlement (Note 14)	—	10,868	—
Interest expense	(57,952)	(58,518)	(59,565)

	(41,103)	(39,059)	(27,624)

Income from continuing operations before income taxes	37,914	43,534	54,249
Provision for income taxes	(3,279)	(2,207)	(1,948)

Income from continuing operations	34,635	41,327	52,301

Discontinued Operations
(Loss) income from operations of discontinued properties	(5,993)	5,350	5,873
Gain on sale of real estate	8,611	524	7,780
Impairment charges	(30,252)	—	—

(Loss) income from discontinued operations	(27,634)	5,874	13,653

Net Income	7,001	47,201	65,954
Less: Net income attributable to noncontrolling interests	(1,685)	(2,037)	(1,564)

Net Income Attributable to CPA®:14 Stockholders	$5,316	$45,164	$64,390

Earnings Per Share
Income from continuing operations attributable to CPA®:14 stockholders	$0.38	$0.45	$0.58
(Loss) income from discontinued operations attributable to CPA®:14 stockholders	(0.32)	0.07	0.16

Net income attributable to CPA®:14 stockholders	$0.06	$0.51	$0.73

Weighted Average Shares Outstanding	87,078,468	88,174,907	87,860,052

Amounts Attributable to CPA®:14 Stockholders
Income from continuing operations, net of tax	$33,184	$39,327	$50,771
(Loss) income from discontinued operations, net of tax	(27,868)	5,837	13,619

Net income	$5,316	$45,164	$64,390

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Net Income	$7,001	$47,201	$65,954
Other Comprehensive Income:
Foreign currency translation adjustment	823	(9,006)	5,888
Change in unrealized gain (loss) on marketable securities	1,199	(2,385)	385
Change in unrealized gain (loss) on derivative instruments	2,426	(2,256)	—

	4,448	(13,647)	6,273

Comprehensive income	11,449	33,554	72,227

Amounts Attributable to Noncontrolling Interests:
Net income	(1,685)	(2,037)	(1,564)
Change in unrealized gain on marketable securities	(37)	—	—

Comprehensive income attributable to noncontrolling interests	(1,722)	(2,037)	(1,564)

Comprehensive Income Attributable to CPA®:14 Stockholders	$9,727	$31,517	$70,663

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY
For the years ended December 31, 2009, 2008 and 2007

	CPA®:14 Stockholders
				Distributions	Accumulated
			Additional	in Excess of	Other		Total
		Common	Paid-in	Accumulated	Comprehensive	Treasury	CPA®:14	Noncontrolling
	Shares	Stock	Capital	Earnings	Income	Stock	Stockholders	Interests	Total
	(In thousands, except share and per share amounts)

Balance at January 1, 2007	87,652,705	$90	$874,370	$(99,485)	$11,801	$(29,216)	$757,560	$19,465	$777,025
Shares issued $.001 par, at $13.20 per share, net of offering costs	745,265	1	9,156	—	—	—	9,157	—	9,157
Shares, $.001 par, issued to the advisor at $13.20 per share	852,132	1	11,247	—	—	—	11,248	—	11,248
Distributions declared ($0.7766 per share)	—	—	—	(68,112)	—	—	(68,112)	—	(68,112)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(2,996)	(2,996)
Net income	—	—	—	64,390	—	—	64,390	1,564	65,954
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	5,888	—	5,888	—	5,888
Change in unrealized gain on marketable securities	—	—	—	—	385	—	385	—	385
Repurchase of shares	(1,432,031)	—	—	—	—	(17,556)	(17,556)	—	(17,556)

Balance at December 31, 2007	87,818,071	92	894,773	(103,207)	18,074	(46,772)	762,960	18,033	780,993

Shares issued $.001 par, at $14.00 — $14.50 per share, net of offering costs	691,750	1	9,147	—	—	—	9,148	—	9,148
Shares, $.001 par, issued to the advisor at $14.00 — $14.50 per share	850,258	1	12,149	—	—	—	12,150	—	12,150
Distributions declared ($0.7848 per share)	—	—	—	(69,050)	—	—	(69,050)	—	(69,050)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,522)	(3,522)
Net income	—	—	—	45,164	—	—	45,164	2,037	47,201
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	(9,006)	—	(9,006)	—	(9,006)
Change in unrealized loss on marketable securities	—	—	—	—	(2,385)	—	(2,385)	—	(2,385)
Change in unrealized loss on derivative instrument	—	—	—	—	(2,256)	—	(2,256)	—	(2,256)
Repurchase of shares	(1,510,070)	—	—	—	—	(20,073)	(20,073)	—	(20,073)

Balance at December 31, 2008	87,850,009	94	916,069	(127,093)	4,427	(66,845)	726,652	16,548	743,200

Shares issued $.001 par, at $13.00 and $14.00 per share, net of offering costs	667,773	—	8,844	—	—	—	8,844	—	8,844
Shares, $.001 par, issued to the advisor at $13.00 per share	736,482	1	9,204	—	—	—	9,205	—	9,205
Distributions declared ($0.7934 per share)	—	—	—	(68,660)	—	—	(68,660)	—	(68,660)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(2,543)	(2,543)
Consolidation of a venture	—	—	—	—	—	—	—	1,779	1,779
Net income	—	—	—	5,316	—	—	5,316	1,685	7,001
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	823	—	823	—	823
Change in unrealized gain on marketable securities	—	—	—	—	1,162	—	1,162	37	1,199
Change in unrealized gain on derivative instrument	—	—	—	—	2,426	—	2,426	—	2,426
Repurchase of shares	(3,151,251)	—	—	—	—	(38,574)	(38,574)	—	(38,574)

Balance at December 31, 2009	86,103,013	$95	$934,117	$(190,437)	$8,838	$(105,419)	$647,194	$17,506	$664,700

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Cash Flows — Operating Activities
Net income	$7,001	$47,201	$65,954
Adjustments to net income:
Depreciation and amortization, including intangible assets and deferred financing costs	39,803	37,792	40,139
Straight-line rent and financing lease adjustments	1,766	(1,225)	(2,289)
Income from equity investments in real estate in excess of distributions received	1,476	12,447	598
Issuance of shares to affiliate in satisfaction of fees due	9,204	12,150	11,346
Realized gain on foreign currency transactions, derivative instruments and other, net	(227)	(3,435)	(2,018)
Realized gain on sale of real estate	(8,611)	(1,062)	(17,289)
Realized gain on sale of securities	—	(708)	(1,648)
Unrealized (gain) loss on foreign currency transactions, derivative instruments and other, net	(1,219)	356	(23)
Reversal of unrealized gain on derivative instruments	—	708	2,207
Impairment charges	40,345	1,139	345
Change in other operating assets and liabilities, net	(1,638)	5,334	(7,592)

Net cash provided by operating activities	87,900	110,697	89,730

Cash Flows — Investing Activities
Equity distributions received in excess of equity income in real estate	12,313	7,921	57,150
Acquisitions of real estate and other capitalized costs	(2,914)	—	(14,017)
Contributions to equity investments in real estate	(5,344)	(11,928)	(18,647)
Purchase of a FDIC guaranteed unsecured note	(5,000)	—	—
Proceeds from sale of real estate and securities	26,247	15,765	52,380
Exercise of common warrants	—	—	(999)
Increase in cash due to consolidation of a venture	309	—	—
Funds released from restricted account	—	—	617
Payment of deferred acquisition fees to an affiliate	(3,638)	(3,846)	(4,369)

Net cash provided by investing activities	21,973	7,912	72,115

Cash Flows — Financing Activities
Distributions paid	(68,832)	(68,851)	(68,323)
Distributions paid to noncontrolling interests	(2,543)	(3,522)	(2,996)
Proceeds from mortgages and credit facility	27,750	9,740	171,657
Prepayment of mortgage principal and credit facility	(22,219)	(20,510)	(134,074)
Scheduled payments of mortgage principal	(44,873)	(17,383)	(16,552)
Deferred financing costs and mortgage deposits	(962)	(576)	(768)
Proceeds from stock issuance, net of costs	8,844	9,148	9,059
Purchase of treasury stock	(38,574)	(20,073)	(17,556)

Net cash used in financing activities	(141,409)	(112,027)	(59,553)

Change in Cash and Cash Equivalents During the Year
Effect of exchange rate changes on cash	(900)	(3,339)	1,221

Net (decrease) increase in cash and cash equivalents	(32,436)	3,243	103,513
Cash and cash equivalents, beginning of year	125,746	122,503	18,991

Cash and cash equivalents, end of year	$93,310	$125,746	$122,504

Supplemental cash flow information
Interest paid	$58,411	$61,316	$60,805

Income taxes paid	$4,412	$631	$931

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Business and Organization

Corporate Property Associates 14 Incorporated is a publicly owned, non-actively traded REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2009, our portfolio was comprised of our full or partial ownership interests in 314 properties, substantially all of which were triple-net leased to 88 tenants, and totaled approximately 29 million square feet (on a pro rata basis) with an occupancy rate of approximately 95%. We were formed in June 1997 and are managed by the advisor.

Note 2.	Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity, which is referred to in this joint proxy statement/prospectus as VIE, and if we are deemed to be the primary beneficiary under current authoritative accounting guidance. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, we consider that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (i) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting. We hold ownership interests in certain limited liability companies and limited partnerships that exceed 50% and through which we exercise significant influence. Because our venture partners, which are affiliates, are the managing members or general partners in the limited liability companies or limited partnerships and no unaffiliated parties have substantive kick-out or participation rights, the venture partners are required to consolidate the investments and, therefore, we account for these investments under the equity method of accounting.

We have investments in tenant-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment.

We have several interests in consolidated ventures that have noncontrolling interests with finite lives. As these are not considered to be mandatorily redeemable noncontrolling interests, we have reflected them as Noncontrolling interests in equity in the consolidated financial statements. The carrying value of these noncontrolling interests at December 31, 2009 and 2008 was $11.4 million and $11.9 million, respectively. The fair value of these noncontrolling interests at December 31, 2009 and 2008 was $24.8 million and $22.5 million, respectively.

Out-of-Period Adjustments

During the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2003 — 2006. These errors related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2003-2006) and valuation of stock warrants (aggregating $1.0 million in the fourth quarter of 2006) that are accounted for as derivative instruments because of net cash settlement features. In addition, during the third quarter of 2007, we determined that a longer schedule of depreciation and amortization of assets in certain of our equity method investment holdings should appropriately be applied to reflect the lives of the underlying assets rather than the expected holding period of these investments. This effectively understated our income from equity investments in real estate by $1.4 million for the year ended December 31, 2007.

We concluded that these adjustments were not material to any prior periods’ consolidated financial statements. We also concluded that the cumulative adjustments were not material to the year ended December 31, 2007. As such, the cumulative effects were recorded in the consolidated statements of income as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to decrease income from continuing operations before income taxes by $0.8 million, increase the provision for income taxes by $0.4 million and decrease net income by $1.2 million for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this joint proxy statement/prospectus have been retrospectively adjusted to reflect the adoption of accounting guidance for noncontrolling interests during the year ended December 31, 2009, as well as the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, including those properties acquired in the Merger, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using third party valuations or our estimates. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2009 and 2008, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 8) and common stock in publicly-traded companies, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of Other Comprehensive Income (“OCI”) until realized.

Other Assets and Other Liabilities

We include escrow balances and tenant security deposits held by lenders, restricted cash balances, common stock warrants, prepaid expenses, marketable securities, deferred charges, deferred rental income and notes receivable in Other assets. We include derivative instruments and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the seven calendar years following the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2009, 2008 and 2007, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $17.6 million, $19.0 million and $18.6 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (19 lessees represented 65% of lease revenues during 2009), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee’s circumstances, the age of the receivables, the tenant’s credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties or improvements, which range from 3 to 40 years. We compute

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value, as determined using market information. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

asset’s estimated fair value to its carrying value, and if the estimated fair value is less than the property’s carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture’s net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation

We have interests in real estate investments in the European Union for which the functional currencies are the Euro and British pound sterling. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from this translation are reported as a component of OCI in equity. At December 31, 2009 and 2008, the cumulative foreign currency translation adjustment gain was $8.7 million and $7.9 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements, are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized unrealized losses from such transactions of less than $0.1 million for both years ended December 31, 2009 and 2008 and $0.3 million for the year ended December 31, 2007. For the years ended December 31, 2009, 2008 and 2007, we recognized realized gains of $0.1 million, $3.4 million and $2.0 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our net taxable income (excluding net capital gains) to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. Accordingly, no provision

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements. The tax provision for the three months ended March 31, 2007 included $0.4 million in expenses related to the years ended December 31, 2003 — 2006 that had not previously been accrued (see Out-of-Period Adjustments above).

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued authoritative guidance for subsequent events, which we adopted as required in the second quarter of 2009. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct matters that most significantly impact the activities of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

Note 3.	Agreements and Transactions with Related Parties

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. Under the terms of this agreement, which was amended and renewed effective October 1, 2009, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

Under the advisory agreement, we pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2009, 2008 and 2007, the advisor elected to receive its asset management fees in cash. For 2009, the advisor elected to receive 80% of its performance fees from us in restricted shares of our common stock, with the remaining 20% payable in cash. For 2008 and 2007, the advisor elected to receive its performance fees in restricted shares of our common stock. We incurred base asset management fees of $11.0 million, $12.1 million and $12.0 million in 2009, 2008 and 2007, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2009, the advisor owned 7,330,233 shares (8.5%) of our common stock.

Transaction Fees

Under the advisory agreement, we also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate costs of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the seven calendar years following the date a property was purchased, subject to satisfying the 7% performance criterion. Interest on unpaid installments is 6% per year. In connection with the Merger, we assumed deferred fees incurred by CPA®:12 totaling $2.7 million that bear interest at an annual rate of 7% and have scheduled installment payments through 2018. During 2009, we incurred both current and deferred acquisition fees of $0.1 million. During 2007, we incurred current and deferred acquisition fees of $3.8 million and $3.0 million, respectively. We did not incur any such fees during 2008. Unpaid deferred installments totaled $6.9 million and $10.5 million at December 31, 2009 and 2008, respectively, and were included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $3.6 million, $3.8 million and $4.4 million in deferred fees in cash to the advisor in January 2009, 2008 and 2007, respectively. We also pay the advisor mortgage refinancing fees, which totaled $0.4 million and $0.9 million for 2009 and 2008, respectively. No such mortgage refinancing fees were paid during 2007.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments, excluding investments acquired in the Merger. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $5.7 million and $5.1 million at December 31, 2009 and 2008, respectively.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, stockholder services, corporate management, and property management and

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $2.5 million, $2.6 million, and $3.5 million in 2009, 2008 and 2007, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. Under the terms of an agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.7 million in each of 2009, 2008 and 2007. Based on gross revenues through December 31, 2009, our current share of future minimum lease payments under this agreement would be $0.6 million annually through 2016.

We own interests in entities ranging from 12% to 90%, as well as jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 6).

Note 4.	Net Investments in Properties

Net Investments in Properties

Net investments in properties, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	December 31,
	2009	2008

Land	$228,279	$231,325
Buildings	1,027,687	1,044,450
Less: Accumulated depreciation	(215,967)	(188,739)

	$1,039,999	$1,087,036

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable operating leases are as follows (in thousands):

Years Ending December 31,

2010	$140,392
2011	137,682
2012	136,012
2013	136,039
2014	134,658
Thereafter through 2031	590,072

Percentage rent revenue for operating leases was less than $0.1 million in 2009 and 2008. There was no percentage rent revenue for operating leases in 2007.

Acquisition Costs

We adopted the FASB’s revised guidance for business combinations on January 1, 2009. The revised guidance establishes principles and requirements for how the acquirer in a business combination must recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the entity acquired, and goodwill acquired in a business combination. Additionally, the revised guidance requires that an acquiring entity must immediately expense all acquisition costs and fees associated with a business combination, while such costs are capitalized for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would have been capitalized and allocated to the cost basis of the acquisition. Post acquisition, there will be a subsequent positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. For those investments that are not deemed to be a business combination, the revised guidance is not expected to have a material impact on our consolidated financial statements. Historically, we have not acquired investments that would be deemed a business combination under the revised guidance. During 2009, we completed a domestic investment for $2.5 million that was deemed to be a real estate asset acquisition and, as such, capitalized acquisition fees of $0.1 million in connection with this investment. We did not make any investments that were deemed to be business combinations during 2009.

Tenant Matters

We have six tenants that operated under bankruptcy protection during some or all of 2009. During 2009, uncollected rent expense increased by $8.6 million as compared to 2008, including an increase of $8.2 million recorded in discontinued operations, substantially all of which is related to these tenants. During 2009, four of these tenants disaffirmed their leases with us in bankruptcy court and the properties are vacant at December 31, 2009. These tenants previously accounted for $13.1 million, or 8.5%, of aggregate annualized lease revenues. As a result of these corporate defaults, during the third and fourth quarters of 2009, we suspended debt service on three non-recourse mortgage loans related to these properties, which had an aggregate outstanding balance of $54.1 million at December 31, 2009. During the first quarter of 2010, we returned to the lender one of these properties that had collateralized a non-recourse mortgage loan with an outstanding balance of $27.6 million at December 31, 2009 and during the second quarter of 2010, the court appointed a receiver on another property as a result of a default by us on a non-recourse mortgage debt with an outstanding balance of $19.4 million at December 31, 2009. In accordance with current authoritative guidance for accounting for disposal of long-lived assets, the net results of operations of each of these two properties have been

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reclassified to discontinued operations from continuing operations for the years ended December 31, 2009, 2008 and 2007 (Note 20).

Note 5.	Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	December 31,
	2009	2008

Minimum lease payments receivable	$154,586	$199,384
Unguaranteed residual value	107,588	120,009

	262,174	319,393
Less: unearned income	(149,746)	(194,662)

	$112,428	$124,731

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases are as follows (in thousands):

Years Ending December 31,

2010	$14,157
2011	14,256
2012	14,256
2013	14,256
2014	14,256
Thereafter through 2023	83,405

There was no percentage rent revenue for direct financing leases in 2009 and 2008. Percentage rent revenue for direct financing leases was $0.1 million in 2007.

Note 6.	Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 67% or less but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control (Note 2). All of the underlying investments are generally owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions plus fundings).

During 2009, we incurred impairment charges totaling $40.3 million on several of our consolidated investments. Primarily as a result of these impairment charges, our 2009 results reflect a loss from continuing operations before income taxes attributable to CPA®:14 stockholders. Because of the loss reflected in our 2009 results, we have provided disaggregated summarized financial information for our unconsolidated ventures in the tables below.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

		Ownership
		Interest at	Carrying Value at
		December 31,	December 31,
Lessee	Subsidiary Name(s)	2009	2009	2008

Advanced Micro Devices, Inc.	Delaware Chip LLC	67%	$33,571	$29,579
True Value Company	Bolt (DE) LP, Hammer (DE) LP and Wrench (DE) LP	50%	31,433	31,916
Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)	HLWG Two (Ger) LLC and HLWG Two Lender SARL	32%	15,369	19,399
U-Haul Moving Partners, Inc. and Mercury Partners, LP	UH Storage (DE) LP	12%	12,639	12,992
The Upper Deck Company	Cards LLC	50%	11,491	11,673
Best Buy Co., Inc.(b)	BB (Multi) LP	37%	11,183	12,469
Life Time Fitness, Inc. and Town Sports International Holdings, Inc.	LT Landlord (MN-FL) LLC and Bos Club LL (MA) LLC	56%	10,343	10,898
Compucom Systems, Inc.(b)	Comp Delaware LP	67%	8,638	10,958
Del Monte Corporation(b)	Delmo 11/12 (DE) LLC	50%	7,233	8,135
ShopRite Supermarkets, Inc.	BVNY (DE) LLC	45%	6,719	6,696
Checkfree Holdings, Inc.	Carey Norcross LLC	50%	1,506	1,653
Amylin Pharmaceuticals, Inc.	Gena LLC	50%	—	493
Dick’s Sporting Goods, Inc.	CP GAL Plainfield LLC	45%	(732)	(517)

			$149,393	$156,344

(a)	Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b)	Decrease was primarily due to amortization of differences between the fair value of the investment at the date of acquisition of the venture and the carrying value of its net assets at that date.

Advanced Micro Devices

In connection with a mortgage refinancing in 2008, we contributed $11.9 million to Delaware Chip LLC to refinance its then-existing $59.8 million non-recourse mortgage loan for new non-recourse financing of $43.0 million. In July 2009, Delaware Chip LLC restructured its existing debt and made an $8.0 million partial paydown of the loan, reducing the balance to $33.5 million at December 31, 2009.

Hellweg Die Profi-Baumarkte GmbH & Co. KG

In April 2007, we acquired an interest in a venture (HLWG Two (Ger) LLC) that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We also acquired an interest in a second venture (HLWG Two Lender SARL), which made a loan (the “note receivable”) to the holder of the remaining 75.3% interests in the limited partnership (the “partner”). Our total effective ownership interest in HLWG Two (Ger) LLC and HLWG Two Lender SARL is 32%. The total cost of the interests in these ventures, which are owned with affiliates, was $446,387. In connection with these transactions, the ventures obtained combined non-recourse financing of $378,596, having a fixed annual interest rate of 5.5% and a term of 10 years. All amounts are based upon the exchange rate of the Euro at the date of acquisition.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of the note receivable, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. HLWG Two (Ger) LLC accounts for the partner’s interest in the limited partnership as a redeemable noncontrolling interest because the transaction contains put options that, if exercised, would obligate the partners to settle in cash, as described below. The partner’s interests are reflected at estimated redemption value in the disaggregated financial statements set forth below for all periods presented.

In connection with the acquisition, HLWG Two (Ger) LLC agreed to an option agreement which gives HLWG Two (Ger) LLC the right to purchase, from the partner, an additional 70% interest in the limited partnership no later than December 2010 and an additional 5% interest in the limited partnership no later than October 2012 at an aggregate price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, HLWG Two (Ger) LLC would own 99.7% of the limited partnership. HLWG Two (Ger) LLC has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If HLWG Two (Ger) LLC does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to HLWG Two (Ger) LLC during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase.

Upper Deck

During the fourth quarter of 2009, we recognized an impairment charge of $0.7 million to reduce the carrying value of this venture to its estimated fair value (Note 11).

Compucom Systems

In April 2009, Comp Delaware LP refinanced its existing non-recourse mortgage debt of $18.7 million, which was scheduled to mature in May 2009, for new non-recourse financing of $22.6 million. Comp Delaware LP distributed the net proceeds of the financing to the venture partners.

Del Monte Corporation

The carrying value of our investment in properties leased to Del Monte Corporation reflects our investment in properties owned through Delmo 11/12 (DE) LLC as well as a property in which we have a 50% tenant-in-common interest.

Amylin Pharmaceuticals

In 2007, this venture completed the refinancing of an existing $2.5 million non-recourse mortgage with new non-recourse financing of $35.4 million based on the appraised value of the underlying real estate of the venture. As a result of the refinancing, we became the general partner of the venture. During 2009, we recorded an adjustment to record the venture under the consolidation method as we have control over the venture.

Dick’s Sporting Goods

In January 2007, CP GAL Plainfield LLC obtained non-recourse mortgage financing of $23.0 million and distributed the proceeds to the venture partners. Although we are not obligated to do so, based on the fair value of the property, we expect to fund any deficits CP GAL Plainfield LLC may incur.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized balance sheet information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	December 31, 2009
						Carey		CP GAL					HLWG Two	LT Landlord
		BB (Multi)	Bolt (DE)	Bos Club LL	BVNY	Norcross	Comp	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	Lender	(MN-FL)	UH Storage	Wrench (DE)
	Total	LP	LP	(MA) LLC	(DE) LLC	LLC	Delaware LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	SARL	LLC	(DE) LP	LP	All Others(d)

Assets

Net investments in real estate(a)	$1,126,362	$42,250	$40,332	$7,498	$16,254	$33,085	$30,346	$26,370	$77,313	$13,198	$29,298	$412,606	$—	$106,442	$231,202	$33,275	$26,893

Note receivable	337,397	—	—	—	—	—	—	—	—	—	—	—	337,397	—	—	—	—

Intangible assets	75,809	—	4,214	—	—	—	—	—	—	—	—	28,154	—	—	39,457	3,984	—

Other assets, net(b)	91,543	312	7,056	170	88	660	2,392	1,386	10,869	244	5,763	17,016	12,675	333	23,442	7,274	1,863

Total assets	$1,631,111	$42,562	$51,602	$7,668	$16,342	$33,745	$32,738	$27,756	$88,182	$13,442	$35,061	$457,776	$350,072	$106,775	$294,101	$44,533	$28,756

Liabilities and Equity

Non-recourse debt	$882,813	$24,594	$24,889	$7,733	$9,483	$29,500	$21,748	$22,185	$33,502	$10,389	$19,605	$100,043	$304,224	$75,516	$164,328	$24,671	$10,403

Other liabilities(c)	60,677	666	395	139	40	378	1,629	1,122	10,327	341	275	18,045	3,444	1,336	20,234	1,293	1,013

Total liabilities	943,490	25,260	25,284	7,872	9,523	29,878	23,377	23,307	43,829	10,730	19,880	118,088	307,668	76,852	184,562	25,964	11,416

Redeemable noncontrolling interest	337,397	—	—	—	—	—	—	—	—	—	—	337,397	—	—	—	—	—

Partners’/ members’ equity	350,224	17,302	26,318	(204)	6,819	3,867	9,361	4,449	44,353	2,712	15,181	2,291	42,404	29,923	109,539	18,569	17,340

Total liabilities and equity	$1,631,111	$42,562	$51,602	$7,668	$16,342	$33,745	$32,738	$27,756	$88,182	$13,442	$35,061	$457,776	$350,072	$106,775	$294,101	$44,533	$28,756

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2008
						Carey		CP GAL					HLWG Two	LT Landlord
		BB (Multi)	Bolt (DE)	Bos Club LL	BVNY	Norcross	Comp	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	Lender	(MN-FL)	UH Storage	Wrench (DE)
	Total	LP	LP	(MA) LLC	(DE) LLC	LLC	Delaware LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	SARL	LLC	(DE) LP	LP	All Others(d)

Assets

Net investments in real estate(a)	$1,150,575	$42,043	$41,319	$7,645	$16,119	$34,023	$31,059	$26,975	$78,551	$13,669	$30,040	$407,079	$—	$108,810	$235,930	$34,085	$43,228

Note receivable	331,841	—	—	—	—	—	—	—	—	—	—	—	331,841	—	—	—	—

Intangible assets	80,035	—	4,496	—	—	—	—	—	—	—	—	29,181	—	—	42,108	4,250	—

Other assets, net(b)	118,293	—	6,579	179	173	349	3	1,566	11,079	311	5,480	45,074	16,938	450	22,066	6,912	1,134

Total assets	$1,680,744	$42,043	$52,394	$7,824	$16,292	$34,372	$31,062	$28,541	$89,630	$13,980	$35,520	$481,334	$348,779	$109,260	$300,104	$45,247	$44,362

Liabilities and Equity

Non-recourse debt	$930,902	$25,249	$25,346	$7,842	$9,768	$29,840	$18,738	$22,489	$43,000	$10,665	$19,970	$99,245	$302,024	$77,102	$168,202	$25,130	$46,292

Other liabilities(c)	74,700	512	394	161	41	375	370	1,125	10,120	252	273	34,049	3,636	1,259	19,302	1,319	1,512

Total liabilities	1,005,602	25,761	25,740	8,003	9,809	30,215	19,108	23,614	53,120	10,917	20,243	133,294	305,660	78,361	187,504	26,449	47,804

Redeemable noncontrolling interest	331,841	—	—	—	—	—	—	—	—	—	—	331,841	—	—	—	—	—

Partners’/members’ equity	343,301	16,282	26,654	(179)	6,483	4,157	11,954	4,927	36,510	3,063	15,277	16,199	43,119	30,899	112,600	18,798	(3,442)

Total liabilities and equity	$1,680,744	$42,043	$52,394	$7,824	$16,292	$34,372	$31,062	$28,541	$89,630	$13,980	$35,520	$481,334	$348,779	$109,260	$300,104	$45,247	$44,362

(a)	Net investments in real estate consists of net investments in properties and net investments in direct financing leases.

(b)	Other assets, net consisted primarily of escrow balances, tenant security deposits held by lenders and restricted cash balances aggregating $50.7 million and $77.9 million at December 31, 2009 and 2008, respectively; cash and cash equivalents aggregating $14.6 million and $17.3 million at December 31, 2009 and 2008, respectively; deferred rental income aggregating $14.0 million and $12.3 million at December 31, 2009 and 2008, respectively; and deferred charges aggregating $5.3 million and $6.0 million at December 31, 2009 and 2008, respectively. Deferred rental income is the cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements.

(c)	Other liabilities consists primarily of miscellaneous amounts held on behalf of tenants.

(d)	All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized statement of operations information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	Year Ended December 31, 2009
						Carey		CP GAL					HLWG Two	LT Landlord
		BB (Multi)	Bolt (DE)	Bos Club LL	BVNY	Norcross	Comp	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	Lender	(MN-FL)	UH Storage	Wrench (DE)
	Total	LP	LP	(MA) LLC	(DE) LLC	LLC	Delaware LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	SARL	LLC	(DE) LP	LP	All Others(d)

Revenues

Lease revenues(a)	$129,385	$4,553	$5,906	$1,086	$2,484	$4,964	$5,020	$3,141	$11,175	$3,264	$3,777	$35,889	$—	$9,272	$30,589	$4,809	$3,456

Interest income on note receivable	27,128	—	—	—	—	—	—	—	—	—	—	—	27,128	—	—	—	—

Other operating income	328	—	—	21	1	190	—	—	—	5	—	91	—	—	12	—	8

	156,841	4,553	5,906	1,107	2,485	5,154	5,020	3,141	11,175	3,269	3,777	35,980	27,128	9,272	30,601	4,809	3,464

Operating Expenses

Depreciation and amortization	(27,432)	—	(1,269)	(147)	—	(935)	(713)	(605)	(1,238)	(470)	(742)	(10,453)	—	(2,368)	(7,379)	(1,075)	(38)

Other operating expenses(b)	(5,120)	—	(4)	(2)	(6)	(17)	(9)	(3)	(22)	(7)	(2)	(4,685)	(79)	(5)	(241)	(19)	(19)

	(32,552)	—	(1,273)	(149)	(6)	(952)	(722)	(608)	(1,260)	(477)	(744)	(15,138)	(79)	(2,373)	(7,620)	(1,094)	(57)

Other Income and Expenses

Other income and (expenses), net(c)	(1,020)	—	4	—	—	—	1	—	—	—	6	(367)	(708)	28	8	8	—

Interest expense	(52,472)	(1,952)	(1,494)	(451)	(764)	(1,877)	(1,342)	(1,409)	(1,936)	(858)	(1,172)	(5,301)	(16,170)	(4,513)	(10,861)	(1,474)	(898)

	(53,492)	(1,952)	(1,490)	(451)	(764)	(1,877)	(1,341)	(1,409)	(1,936)	(858)	(1,166)	(5,668)	(16,878)	(4,485)	(10,853)	(1,466)	(898)

Net Income	70,797	2,601	3,143	507	1,715	2,325	2,957	1,124	7,979	1,934	1,867	15,174	10,171	2,414	12,128	2,249	2,509

Net income attributable to redeemable noncontrolling interest	(23,549)	—	—	—	—	—	—	—	—	—	—	(23,549)	—	—	—	—	—

Net (Loss) Income Attributable to Partners/Members	$47,248	$2,601	$3,143	$507	$1,715	$2,325	$2,957	$1,124	$7,979	$1,934	$1,867	$(8,375)	$10,171	$2,414	$12,128	$2,249	$2,509

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2008
						Carey	Comp	CP GAL					HLWG Two	LT Landlord
		BB (Multi)	Bolt (DE)	Bos Club LL	BVNY (DE)	Norcross	Delaware	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	Lender	(MN-FL)	UH Storage	Wrench
	Total	LP	LP	(MA) LLC	LLC	LLC	LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	SARL	LLC	(DE) LP	(DE) LP	All Others(d)

Revenues

Lease revenues(a)	$131,433	$4,421	$5,906	$1,086	$2,461	$4,830	$4,902	$3,141	$11,175	$3,000	$3,776	$37,128	$—	$9,272	$28,541	$5,016	$6,778

Interest income on note receivable	28,062	—	—	—	—	—	—	—	—	—	—	—	28,062	—	—	—	—

Other operating income	366	86	1	1	1	—	149	4	—	—	—	113	—	1	5	—	5

	159,861	4,507	5,907	1,087	2,462	4,830	5,051	3,145	11,175	3,000	3,776	37,241	28,062	9,273	28,546	5,016	6,783

Operating Expenses

Depreciation and amortization	(27,983)	—	(1,269)	(147)	—	(935)	(713)	(619)	(1,238)	(470)	(742)	(10,674)	—	(2,224)	(7,379)	(1,075)	(498)

Other operating expenses(b)	(3,510)	(187)	(5)	—	(4)	(2)	(86)	—	(25)	(3)	(4)	(2,748)	(123)	(111)	(135)	(36)	(41)

	(31,493)	(187)	(1,274)	(147)	(4)	(937)	(799)	(619)	(1,263)	(473)	(746)	(13,422)	(123)	(2,335)	(7,514)	(1,111)	(539)

Other Income and Expenses

Other income and (expenses), net(c)	(2,620)	—	42	—	—	—	—	106	—	2	47	(349)	(2,649)	105	13	61	2

Interest expense	(59,568)	(2,003)	(1,524)	(458)	(782)	(1,901)	(1,404)	(1,427)	(4,654)	(880)	(1,196)	(5,549)	(17,244)	(4,688)	(11,137)	(1,505)	(3,216)

	(62,188)	(2,003)	(1,482)	(458)	(782)	(1,901)	(1,404)	(1,321)	(4,654)	(878)	(1,149)	(5,898)	(19,893)	(4,583)	(11,124)	(1,444)	(3,214)

Net Income	66,180	2,317	3,151	482	1,676	1,992	2,848	1,205	5,258	1,649	1,881	17,921	8,046	2,355	9,908	2,461	3,030

Net income attributable to redeemable noncontrolling interest	(26,775)	—	—	—	—	—	—	—	—	—	—	(26,775)	—	—	—	—	—

Net (Loss) Income Attributable to Partners/Members	$39,405	$2,317	$3,151	$482	$1,676	$1,992	$2,848	$1,205	$5,258	$1,649	$1,881	$(8,854)	$8,046	$2,355	$9,908	$2,461	$3,030

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2007
						Carey		CP GAL					HLWG Two	LT Landlord
		BB (Multi)	Bolt (DE)	Bos Club LL	BVNY	Norcross	Comp	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	Lender	(MN-FL)	UH Storage	Wrench
	Total	LP	LP	(MA) LLC	(DE) LLC	LLC	Delaware LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	SARL	LLC	(DE) LP	(DE) LP	All Others(d)

Revenues

Lease revenues(a)	$120,777	$4,484	$5,840	$1,086	$2,442	$4,711	$4,549	$3,030	$10,451	$2,735	$3,737	$25,536	$—	$9,216	$28,541	$4,592	$9,827

Interest income on note receivable	19,336	—	—	—	—	—	—	—	—	—	—	—	19,336	—	—	—	—

Other operating income	138	—	2	—	—	3	—	—	—	1	35	96	—	—	1	—	—

	140,251	4,484	5,842	1,086	2,442	4,714	4,549	3,030	10,451	2,736	3,772	25,632	19,336	9,216	28,542	4,592	9,827

Operating Expenses

Depreciation and amortization	(24,300)	—	(1,269)	(147)	—	(935)	(713)	(592)	(1,238)	(470)	(742)	(7,034)	—	(1,792)	(7,379)	(1,076)	(913)

Other operating expenses(b)	(2,213)	(37)	(4)	(3)	(2)	(10)	(165)	(3)	(25)	(10)	(4)	(1,444)	(249)	(117)	(83)	(4)	(53)

	(26,513)	(37)	(1,273)	(150)	(2)	(945)	(878)	(595)	(1,263)	(480)	(746)	(8,478)	(249)	(1,909)	(7,462)	(1,080)	(966)

Other Income and Expenses

Other income and (expenses), net(c)	15,689	—	44	—	—	—	1	—	—	—	69	758	2,155	313	25	87	12,237

Interest expense	(52,280)	(2,069)	(1,544)	(345)	(798)	(1,899)	(1,440)	(1,336)	(4,854)	(895)	(1,212)	(4,065)	(11,979)	(4,619)	(11,335)	(1,524)	(2,366)

	(36,591)	(2,069)	(1,500)	(345)	(798)	(1,899)	(1,439)	(1,336)	(4,854)	(895)	(1,143)	(3,307)	(9,824)	(4,306)	(11,310)	(1,437)	9,871

Net Income	77,147	2,378	3,069	591	1,642	1,870	2,232	1,099	4,334	1,361	1,883	13,847	9,263	3,001	9,770	2,075	18,732

Net income attributable to redeemable noncontrolling interest	(18,346)	—	—	—	—	—	—	—	—	—	—	(18,346)	—	—	—	—	—

Net Income (Loss) Attributable to Partners/Members	$58,801	$2,378	$3,069	$591	$1,642	$1,870	$2,232	$1,099	$4,334	$1,361	$1,883	$(4,499)	$9,263	$3,001	$9,770	$2,075	$18,732

(a)	Lease revenues consists of rental income and interest income from direct financing leases.

(b)	Other operating expenses consists of property expenses, general and administrative expenses and provision for foreign, state and local income taxes.

(c)	Other income and (expenses), net consists primarily of other interest income and unrealized gains (losses) on derivative instruments. For the year ended December 31, 2007, All Others included a gain of $12.3 million recognized by a venture in connection with the sale of several properties. The venture had no other assets following the sale.

(d)	All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized cash flow information for certain of our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	Year Ending December 31, 2009
					Carey	Comp	CP GAL						LT Landlord
	BB (Multi)	Bolt (DE)	Bos Club LL	BVNY (DE)	Norcross	Delaware	Plainfield	Delaware Chip	Delmo 11/12	Hammer	HLWG Two	HLWG Two	(MN-FL)	UH Storage	Wrench
	LP	LP	(MA) LLC	LLC	LLC	LP	LLC	LLC	(DE) LLC	(DE) LP	(Ger) LLC	Lender SARL	LLC	(DE) LP	(DE) LP

Net cash provided by (used in):
Operating activities	$2,308	$3,942	$642	$1,626	$2,970	$3,723	$1,924	$9,649	$2,560	$2,332	$2,403	$3,099	$5,005	$20,061	$2,946
Investing activities	—	—	—	—	—	—	—	—	—	—	27,516	—	—	—	—
Financing activities	(2,207)	(3,935)	(642)	(1,626)	(2,958)	(3,723)	(1,906)	(9,637)	(2,560)	(2,328)	(31,224)	(6,556)	(4,976)	(19,065)	(2,937)
Effect of exchange rate changes on cash	—	—	—	—	—	—	—	—	—	—	1,518	(287)	—	—	—

Net increase (decrease) in cash and cash equivalents	101	7	—	—	12	—	18	12	—	4	213	(3,744)	29	996	9
Cash and cash equivalents, beginning of year	3	3	—	—	210	—	—	2	—	4	339	12,900	8	3,447	2

Cash and cash equivalents, end of year	$104	$10	$—	$—	$222	$—	$18	$14	$—	$8	$552	$9,156	$37	$4,443	$11

	Year Ending December 31, 2008
					Carey	Comp	CP GAL
	BB (Multi)	Bolt (DE)	Bos Club LL	BVNY (DE)	Norcross	Delaware	Plainfield	Delaware Chip	Delmo 11/12	Hammer	HLWG Two	HLWG Two	LT Landlord	UH Storage	Wrench
	LP	LP	(MA) LLC	LLC	LLC	LP	LLC	LLC	(DE) LLC	(DE) LP	(Ger) LLC	Lender SARL	(MN-FL) LLC	(DE) LP	(DE) LP

Net cash provided by (used in):
Operating activities	$2,357	$3,810	$590	$1,602	$2,953	$3,947	$1,386	$5,845	$2,194	$2,242	$(3,615)	$6,470	$4,606	$17,266	$2,834
Investing activities	—	—	—	—	—	—	—	—	—	—	55,150	—	440	—	—
Financing activities	(2,357)	(3,807)	(590)	(1,602)	(2,745)	(3,947)	(1,386)	(5,845)	(2,194)	(2,241)	(51,562)	(2,472)	(5,068)	(13,822)	(2,834)
Effect of exchange rate changes on cash	—	—	—	—	—	—	—	—	—	—	(2,423)	(434)	—	—	—

Net increase (decrease) in cash and cash equivalents	—	3	—	—	208	—	—	—	—	1	(2,450)	3,564	(22)	3,444	—
Cash and cash equivalents, beginning of year	3	—	—	—	2	—	—	2	—	3	2,789	9,336	30	3	2

Cash and cash equivalents, end of year	$3	$3	$—	$—	$210	$—	$—	$2	$—	$4	$339	$12,900	$8	$3,447	$2

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2007
					Carey	Comp	CP GAL
	BB (Multi)	Bolt (DE)	Bos Club LL	BVNY (DE)	Norcross	Delaware	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	HLWG Two	LT Landlord	UH Storage	Wrench
	LP	LP	(MA) LLC	LLC	LLC	LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	Lender SARL	(MN-FL) LLC	(DE) LP	(DE) LP

Net cash provided by (used in):
Operating activities	$3,070	$3,694	$787	$1,586	$2,825	$3,106	$2,375	$5,951	$1,900	$2,199	$1,843	$8,787	$4,506	$17,097	$2,752
Investing activities	—	—	—	—	—	—	(2,698)	—	—	—	(502,011)	(314,210)	—	—	—
Financing activities	(3,073)	(3,696)	(787)	(1,586)	(2,826)	(3,106)	323	(5,952)	(1,900)	(2,198)	502,684	314,157	(4,476)	(17,094)	(2,751)
Effect of exchange rate changes on cash	—	—	—	—	—	—	—	—	—	—	273	602	—	—	—

Net increase (decrease) in cash and cash equivalents	(3)	(2)	—	—	(1)	—	—	(1)	—	1	2,789	9,336	30	3	1
Cash and cash equivalents, beginning of year	6	2	—	—	3	—	—	3	—	2	—	—	—	—	1

Cash and cash equivalents, end of year	$3	$—	$—	$—	$2	$—	$—	$2	$—	$3	$2,789	$9,336	$30	$3	$2

The following table presents scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter for certain of our equity investments in real estate (in thousands):

					Carey	Comp	CP GAL
	BB (Multi)	Bolt (DE)	Bos Club LL	BVNY	Norcross	Delaware	Plainfield	Delaware	Delmo 11/12	Hammer	HLWG Two	HLWG Two	Landlord	UH Storage	Wrench
Years Ending December 31,	LP	LP	(MA) LLC	(DE) LLC	LLC	LP	LLC	Chip LLC	(DE) LLC	(DE) LP	(Ger) LLC	Lender SARL	(MN-FL) LLC	(DE) LP	(DE) LP

2010	$676	$488	$115	$9,483	$362	$1,278	$324	$1,536	$297	$387	$1,006	$3,059	$1,682	$4,136	$487
2011	729	518	122	—	386	1,278	344	1,536	10,092	410	1,257	4,207	1,782	4,415	516
2012	23,189	545	128	—	405	1,278	366	30,430	—	432	1,509	4,589	1,877	4,683	544
2013	—	23,338	136	—	436	1,278	390	—	—	18,376	1,760	5,737	2,002	5,028	23,124
2014	—	—	144	—	465	1,278	415	—	—	—	2,011	6,119	2,121	146,066	—
Thereafter	—	—	7,088	—	27,446	15,358	20,346	—	—	—	92,500	280,513	66,052	—	—

Total	$24,594	$24,889	$7,733	$9,483	$29,500	$21,748	$22,185	$33,502	$10,389	$19,605	$100,043	$304,224	$75,516	$164,328	$24,671

We recognized income from equity investments in real estate of $13.8 million, $0.6 million and $17.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Income from equity investments in real estate represents our share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges. In addition, income from equity investments in real estate during 2009 and 2008 was negatively impacted by impairment charges recognized by us of $0.7 million and $9.8 million, respectively, to reduce the carrying value of several ventures to their estimated fair value (Note 11).

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Intangibles

In connection with our acquisition of properties, we recorded net lease intangibles of $86.4 million, which are being amortized over periods ranging from 9 to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows (in thousands):

	December 31,
	2009	2008

Lease intangibles
In-place lease	$37,533	$33,420
Tenant relationship	12,678	10,217
Above-market rent	42,057	42,333
Less: accumulated amortization	(28,464)	(13,093)

	$63,804	$72,877

Below-market rent	$(5,855)	$(5,365)
Less: accumulated amortization	459	286

	$(5,396)	$(5,079)

Net amortization of intangibles, including the effect of foreign currency translation, was $12.7 million for the year ended December 31, 2009 and $6.2 million for each of the years ended December 31, 2008 and 2007, respectively. Based on the intangibles recorded at December 31, 2009, scheduled annual net amortization of intangibles for 2010 is expected to be $6.7 million and $5.8 million for each of the next four years.

Note 8.	Interest in Mortgage Loan Securitization

We account for our subordinated interest in the CCMT mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of accumulated OCI as part of equity. Our interest in CCMT consists of interests in Class IO and Class E certificates. Our interest in the Class IO certificates, which are rated Aaa by Moody’s Investors Service, Inc. and AAA by Fitch, Inc., had an estimated fair value of $0.8 million and $1.6 million at December 31, 2009 and 2008, respectively. Our interest in the Class E certificates, which are rated between Baa3 and Caa by Moody’s and between BBB- and CCC by Fitch, had an estimated fair value of $11.4 million and $9.8 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the total fair value of our interest in CCMT of $12.2 million and $11.4 million, respectively, reflected an aggregate unrealized gain of $0.8 million and an aggregate unrealized loss of $0.3 million, respectively, and cumulative net amortization of $1.4 million and $1.1 million, respectively. We use a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees to determine the fair value of our interest in CCMT.

One key variable in determining the fair value of the subordinated interest is current interest rates. The following table presents a sensitivity analysis of the fair value of our interest at December 31, 2009 based on adverse changes in market interest rates of 1% and 2% (in thousands):

	Fair Value as of
	December 31, 2009	1% Adverse Change	2% Adverse Change

Fair value of our interest in CCMT	$12,163	$11,894	$11,632

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The above sensitivity analysis is hypothetical, and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

In April 2009, the FASB amended the existing guidance related to other-than-temporary impairments for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We adopted the new guidance as required in the second quarter of 2009. The adoption of the new guidance did not have a material effect on our financial position and results of operations.

Note 9.	Fair Value Measurements

In September 2007, the FASB issued authoritative guidance for using fair value to measure assets and liabilities, which we adopted as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, which we adopted as required on January 1, 2009. In April 2009, the FASB provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, which we adopted as required in the second quarter of 2009. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain marketable securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$84,089	$84,089	$—	$—
Debt/equity securities	16,171	342	—	15,829
Derivative assets	1,494	—	—	1,494

	$101,754	$84,431	$—	$17,323

Liabilities:

Derivative liabilities	$(967)	$—	$(967)	$—

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$99,180	$99,180	$—	$—
Debt/equity securities	13,968	181	—	13,787
Derivative assets	1,601	—	—	1,601

	$114,749	$99,361	$—	$15,388

Liabilities:

Derivative liabilities	$(2,256)	$—	$(2,256)	$—

Assets and liabilities presented above exclude financial assets and liabilities owned by unconsolidated ventures.

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3 Only)
	Debt/Equity	Derivative	Total	Debt/Equity	Derivative	Total
	Securities	Assets	Assets	Securities	Assets	Assets
	Year Ended December 31, 2009			Year Ended December 31, 2008

Beginning balance	$13,787	$1,601	$15,388	$16,408	$2,564	$18,972
Total gains or losses (realized and unrealized):
Included in earnings	1,254	98	1,352	(96)	(255)	(351)
Included in other comprehensive income	1,037	—	1,037	(2,208)	—	(2,208)
Amortization and accretion	(249)	—	(249)	(317)	—	(317)
Purchases, issuances, and settlements	—	(205)	(205)	—	(708)	(708)

Ending balance	$15,829	$1,494	$17,323	$13,787	$1,601	$15,388

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$1,254	$(66)	$1,188	$(96)	$(963)	$(1,059)

Gains and losses (realized and unrealized) included in earnings are included in Other income and (expenses) in the consolidated financial statements.

Our financial instruments had the following carrying value and fair value (in thousands):

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-recourse debt	$805,663	$763,456	$810,794	$791,337
Debt/equity securities(a)	14,139	16,171	14,208	13,968

(a)	Carrying value represents historical cost for debt and equity securities.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We determine the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at December 31, 2009 and 2008.

Items Measured at Fair Value on a Non-Recurring Basis

At December 31, 2009, we performed our quarterly assessment of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. We determined the valuation of these assets using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. Actual results may differ materially if market conditions or the underlying assumptions change. See Note 11 for a discussion of impairment charges incurred during the years ended December 31, 2009, 2008 and 2007.

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2009 and 2008, respectively. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Total Fair	Total	Total Fair	Total
	Value	Impairment	Value	Impairment
	Measurements	Charges	Measurements	Charges

Assets:
Net investments in properties	$59,067	$37,779	$46,327	$1,029
Net investments in direct financing leases	14,621	2,566	17,701	110
Equity investments in real estate	11,491	671	24,940	9,820

	$85,179	$41,016	$88,968	$10,959

Note 10.	Risk Management and Use of Financial Instruments

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants’ inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our marketable equity securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant’s rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

In March 2008, the FASB amended the existing guidance for accounting for derivative instruments and hedging activities to require additional disclosures that are intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows. The enhanced disclosure requirements primarily surround the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. The required additional disclosures are presented below.

The following table sets forth our derivative instruments at December 31, 2009 and 2008 (in thousands):

		Asset Derivatives Fair Value at		Liability Derivatives Fair Value at
	Balance Sheet	December 31,	December 31,	December 31,	December 31,
	Location	2009	2008	2009	2008

Derivatives designated as hedging instruments
Interest rate swaps	Other liabilities	$—	$—	$(967)	$(2,256)
Derivatives not designated as hedging instruments
Stock warrants	Other assets	1,494	1,601	—	—

Total derivatives		$1,494	$1,601	$(967)	$(2,256)

The following tables present the impact of derivative instruments on, and their location within, the consolidated financial statements (in thousands):

	Amount of Gain (Loss)
	Recognized in
	OCI on Derivative
	(Effective Portion)
	Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2009	2008	2007

Interest rate swaps	$2,037	$(2,256)	$—

Total	$2,037	$(2,256)	$—

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2009, 2008 and 2007, no gains or losses were reclassified from OCI into income related to effective or ineffective portions of hedging relationship or to amounts excluded from effectiveness testing.

		Amount of Gain (Loss)
		Recognized in
		Income on Derivatives
Derivatives not in Cash Flow	Location of Gain (Loss)	Years Ended December 31,
Hedging Relationships	Recognized in Income	2009	2008	2007

Stock warrants	Other income and (expenses)	$98	$(255)	$(247)
Interest rate swap(a)	Interest expense	(791)	—	—

Total		$(693)	$(255)	$(247)

(a)	During 2009, we determined that an interest rate swap was no longer designated as a hedging instrument due to the sale of the property and the payoff of the underlying mortgage loan in May 2009. As a result, the change in fair value of the swap was recorded in interest expense.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty’s stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap derivative instruments that we had outstanding at December 31, 2009 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

			Effective			Fair Value at
		Notional	Interest	Effective	Expiration	December 31,
	Type	Amount	Rate	Date	Date	2009

1-Month LIBOR	“Pay-fixed” swap	$12,076	5.6%	3/2008	3/2018	$(524)
1-Month LIBOR	“Pay-fixed” swap	6,304	6.4%	7/2008	7/2018	(443)

						$(967)

Embedded Credit Derivative

In connection with a German transaction in 2007, two unconsolidated ventures in which we have a total effective ownership interest of 32% obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. The lender of this financing entered into interest rate swap agreements on its own behalf through which the fixed interest rate components on the financing were converted into variable interest rate instruments. The ventures have the right, at their sole discretion, to prepay the debt at any time and to participate in any realized gain or loss on the interest rate swaps at that time. These participation rights are deemed to be embedded credit derivatives. Based on valuations obtained at December 31, 2009 and 2008, and including the effect of foreign currency translation, the embedded credit derivatives had an estimated total

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of $1.0 million and $2.1 million, respectively. For 2009 and 2008, these derivatives generated total unrealized losses of $1.1 million and $3.4 million, respectively. Amounts provided are the total amounts attributable to the venture and do not represent our proportionate share. Changes in the fair value of the embedded credit derivatives are recognized in the ventures’ earnings.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion.

Included in Other income and (expenses) in the consolidated financial statements are unrealized losses on common stock warrants of $0.1 million, $1.0 million and $1.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The unrealized losses for 2008 include the reversal of unrealized gains totaling $0.7 million recognized in prior years. We reversed these unrealized gains in connection with a tenant’s merger transaction during 2008, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received cash proceeds of $0.9 million and realized a gain of $0.9 million, which is included in Other income and (expenses) in the consolidated financial statements. The unrealized losses for 2007 primarily represent the reversal of unrealized gains recognized in 2006, including an out-of-period adjustment of $1.0 million (Note 2). We reversed these unrealized gains in connection with a tenant’s merger transaction during 2007, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received cash proceeds of $2.2 million, net of a $1.0 million exercise price, and realized a gain of $1.6 million.

Other

Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2009, we estimate that an additional $0.6 million will be reclassified as interest expense during the next twelve months.

We have agreements with certain of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on any of our indebtedness. At December 31, 2009, we have not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $1.0 million at December 31, 2009, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2009, we could have been required to settle our obligations under these agreements at their termination value of $1.1 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized lease revenues in certain areas, as described below. Although we view our exposure from properties that we purchased together with our affiliates based on our ownership percentage in these properties, the percentages below are based on our consolidated ownership and not on our actual ownership percentage in these investments.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2009, the majority of our directly owned real estate properties were located in the U.S. (83%) with the remainder primarily leased to one tenant located in France, Carrefour France, and SAS (14%). No other tenant accounted for more than 10% of current contractual annualized lease revenue. At December 31, 2009, our directly owned real estate properties contained concentrations in the following asset types: industrial (32%), warehouse/distribution (30%), office (19%) and retail (10%); and in the following tenant industries: retail (27%), electronics (12%) and automotive (11%).

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy. At December 31, 2009, we had five tenants in automotive related industries, including Special Devices and Metaldyne Company, which emerged from bankruptcy in August 2009 and December 2009, respectively. These five tenants accounted for aggregate lease revenues totaling $15.3 million, $16.4 million and $17.0 million in 2009, 2008 and 2007, respectively, with an aggregate carrying value of $99.0 million and $105.3 million at December 31, 2009 and 2008, respectively. In August 2009, we entered into two new leases with Special Devices, Inc. upon its emergence from bankruptcy. One lease converted to a month-to-month lease at an annual rent of $0.5 million upon its expiration in January 2010, while the second lease is scheduled to expire in June 2021 and will generate annual lease revenues of $1.0 million. During 2009, 2008 and 2007, Special Devices accounted for lease revenues of $1.5 million, $4.2 million and $4.0 million, respectively, with an aggregate carrying value of $25.0 million and $25.7 million at December 31, 2009 and 2008, respectively. In addition, in December 2009, we entered into an agreement with Metaldyne whereby Metaldyne vacated four of the five properties it leased from us and entered into a new, five-year lease with us at the fifth property. We entered into direct leases with existing subtenants at two of the four vacated properties, and the remaining two properties remain vacant at the date of this joint proxy statement/prospectus. The leased properties are expected to generate annual lease revenues of $0.9 million following the settlement. During 2009, 2008 and 2007, Metaldyne accounted for lease revenues of $5.2 million, $3.9 million and $3.8 million, respectively, with an aggregate carrying value of $20.0 million and $24.6 million at December 31, 2009 and 2008, respectively.

During 2009, five non-automotive tenants vacated their properties or rejected their leases with us in connection with bankruptcy proceedings. These five leases accounted for $9.9 million, $12.2 million and $12.8 million of annual lease revenues for 2009, 2008 and 2007, respectively, with an aggregate carrying value of $50.4 million and $86.3 million at December 31, 2009 and 2008, respectively. During the time that these properties remain unoccupied, we anticipate that we will incur significant carrying costs. As a result of these corporate defaults, during 2009 we suspended debt service on three related non-recourse mortgage loans, which had an aggregate outstanding balance of $54.1 million at December 31, 2009. During the first quarter of 2010, we returned to the lender one of these properties that had collateralized a non-recourse mortgage loan with an outstanding balance of $27.6 million at December 31, 2009 and during the second quarter of 2010, the court appointed a receiver on another property as a result of a default by us on a non-recourse mortgage debt with an outstanding balance of $19.4 million at December 31, 2009. In accordance with current authoritative guidance for accounting for disposal of long-lived assets, the net results of operations of each of these two properties have been reclassified to discontinued operations from continuing operations for the years ended December 31, 2009, 2008 and 2007 (Note 20).

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Impairment Charges

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2009, 2008 and 2007 (in thousands):

	Years Ended December 31,
	2009	2008	2007

Impairment Charges From Continuing Operations:
Net investments in properties	$7,527	$1,029	$—
Net investment in direct financing lease	2,566	110	345

Total impairment charges included in expenses	10,093	1,139	345
Equity investments in real estate(a)	671	9,820	—

Total impairment charges from continuing operations	$10,764	$10,959	$345

Impairment Charges From Discontinued Operations:
Net investments in properties	$30,252	$—	$—

Total impairment charges from discontinued operations	$30,252	$—	$—

(a)	Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

Impairment charges recognized from continuing operations during 2009 were as follows:

Metaldyne Company

During 2009, we recognized an impairment charge of $4.0 million on a property leased to Metaldyne Company to reduce its carrying value to its estimated fair value based on third party broker quotes. Metaldyne is operating under bankruptcy protection and its lease expires in April 2010. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Nexpak Corporation

During 2009, we recognized an impairment charge of $3.5 million on a domestic property previously leased to Nexpak Corporation to reduce its carrying value to its estimated fair value based on third party broker quotes. Nexpak filed for bankruptcy in April 2009, terminated its lease in bankruptcy court and vacated the property. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

The Upper Deck Company

We recognized other-than-temporary impairment charges of $0.7 million and $1.1 million during 2009 and 2008, respectively, to reflect declines in the estimated fair value of the ventures’ underlying net assets in comparison with the carrying value of our interest in the venture. This venture is classified as an Equity investment in real estate in the consolidated financial statements.

Other

We perform an annual valuation of our assets that is based in part on third party valuations. In connection with this valuation, during 2009, we recognized impairment charges totaling $2.6 million on several net investments in direct financing leases as a result of declines in the current estimate of the residual value of the properties.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment charges recognized from continuing operations during 2008 were as follows:

During 2008, we recognized an impairment charge of $1.0 million on a domestic property to reduce the property’s carrying value to its estimated fair value. In addition, we recognized an impairment charge of $0.1 million on several domestic properties as a result of a decline in the unguaranteed residual value of the properties.

In addition to the other-than-temporary impairment charges of $1.1 million described above in Upper Deck, we recognized impairment charges totaling $8.7 million related to two equity investments in real estate to reduce the carrying values to the estimated fair value of the ventures underlying net assets.

Impairment charges recognized from continuing operations during 2007 were as follows:

We recognized an impairment charge of $0.3 million in connection with the sale of properties leased to a former tenant to reduce the properties’ carrying value to their estimated fair value.

Impairment charges recognized from discontinued operations during 2009 were as follows:

Nortel Networks Inc.

During 2009, we incurred impairment charges totaling $22.2 million on a property previously leased to Nortel Networks Inc. to reduce its carrying value to its estimated fair value based on a discounted cash flow analysis. Nortel Networks filed for bankruptcy and disaffirmed its lease with us in the first quarter of 2009. During the second quarter of 2009, we entered into a direct lease with the existing subtenant at the former Nortel Networks property; however, the new tenant has defaulted on its rental obligation. In March 2010, we turned over the property to the lender in exchange for the lenders’ agreement to relieve of us of all mortgage obligations. We recognized a gain on the disposition of this property of $11.4 million, as the carrying value of the debt, $27.6 million, exceeded the property’s $17.0 million carrying value at the date of disposal. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Buffets, Inc.

During 2009, we recognized an impairment charge of $8.1 million on a domestic property leased to Buffets, Inc. to reduce its carrying value to its estimated fair value based on third party broker quotes. We calculated the estimated fair value of this property based on a valuation conducted in the course of the annual third party valuation of our real estate and using third party broker quotes. Buffets filed for bankruptcy in January 2008, subsequently emerged from bankruptcy in April 2009 and vacated the property during the fourth quarter of 2009. In June 2010, the subsidiary that holds this property consented to a court order appointing a receiver following an event of a default by us on a non-recourse debt obligation involving this property. As we no longer have control over the activities which most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the six months ended June 30, 2010. In connection with this deconsolidation, we recognized a gain of $12.9 million, as the carrying value of the debt, $19.4 million, exceeded the property’s $6.6 million carrying value at the date of deconsolidation. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Note 12.	Debt

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $1.1 billion at December 31, 2009. Our mortgage notes payable bore interest at fixed annual rates ranging from 5.5% to 8.7% and variable annual rates ranging from 5.2% to 6.5%, with maturity dates ranging from 2010 to 2023 at December 31, 2009.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter are as follows (in thousands):

Years Ending December 31,	Total Debt

2010	$86,262
2011	272,018
2012	162,583
2013	10,849
2014	26,428
Thereafter through 2023	247,523

Total	$805,663

Financing Activity

2009 — We refinanced maturing non-recourse mortgage loans with new non-recourse financing of $27.8 million at a weighted average annual interest rate and term of up to 6.7% and 9.8 years, respectively.

2008 — We refinanced maturing non-recourse mortgage loans with new non-recourse financing of $9.7 million at a weighted average annual interest rate and term of up to 6.1% and 8.7 years, respectively.

Credit Facility

In May 2008, we terminated our $150.0 million credit facility and wrote off unamortized deferred financing costs totaling $0.2 million. No amounts were outstanding on the credit facility at December 31, 2007 or during 2008 through the date of termination.

Note 13.	Commitments and Contingencies

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Note 14.	Advisor Settlement of SEC Investigation

In March 2008, W. P. Carey and Carey Financial LLC entered into a settlement with the SEC with respect to all matters relating to a previously disclosed investigation. In connection with this settlement, W. P. Carey paid us $10.9 million.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Equity

Distributions

Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	Years Ended December 31,
	2009	2008	2007

Ordinary income	$0.59	$0.69	$0.43
Return of capital	0.11	—	—
Capital gains	0.09	0.07	0.25

	0.79	0.76	0.68
Spillover distribution(a)	—	0.02	0.10

	$0.79	$0.78	$0.78

(a)	For 2008 and 2007, this portion of the distribution was paid to stockholders in 2009 and 2008 as ordinary income ($0.02 and $0.06, respectively) and long term capital gain ($0.04 for 2007), however taxed in the year the distribution was declared.

We declared a quarterly distribution of $0.1991 per share in December 2009, which was paid in January 2010 to stockholders of record at December 31, 2009.

Accumulated Other Comprehensive Income

The following table presents accumulated OCI in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	December 31,
	2009	2008

Unrealized loss on marketable securities	$(67)	$(1,229)
Unrealized gain (loss) on derivative instruments	170	(2,256)
Foreign currency translation adjustment	8,735	7,912

Accumulated other comprehensive income	$8,838	$4,427

Note 16.	Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. The tax provision for 2007 included $0.4 million in income tax expenses related to the years ended December 31, 2003 — 2006 that had not previously been accrued (Note 2).

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	December 31,
	2009	2008

Balance at January 1,	$110	$106
Additions based on tax positions related to the current year	22	15
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Settlements	—	—
Reductions for expiration of statute of limitations	(11)	(11)

Balance at December 31,	$121	$110

At December 31, 2009, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both December 31, 2009 and 2008, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2003-2009 remain open to examination by the major taxing jurisdictions to which we are subject.

Note 17.	Discontinued Operations

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, company insolvencies or lease rejections in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may elect to sell a property that is occupied if selling the property yields the highest value. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we reclassify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

Subsequent to the filing of our annual report on Form 10-K on March 26, 2010, (i) during the first and second quarters of 2010, we sold two unrelated domestic properties back to each of their respective tenants for a total price of approximately $11.1 million, net of selling costs, and recognized a net loss on the sales of $0.4 million; (ii) in March, 2010, we returned a property previously leased to Nortel Networks Inc. to the lender in exchange for the lender’s agreement to release us from all mortgage loan obligations; and (iii) in June 2010, a consolidated subsidiary consented to a court order appointing a receiver following an event of a default by us on a non-recourse debt obligation involving a property that was previously leased to Buffets, Inc. As we no longer have control over the activities which most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the six months ended June 30, 2010. The net results of operations of each of these properties have been reclassified to discontinued operations for the years ended December 31, 2009, 2008 and 2007 (Note 20).

2009 — We sold two properties for a total of $26.2 million, net of selling costs, and recognized a net gain on these sales of $8.6 million. Concurrent with the closing of one of these sales, we used a portion of the sale proceeds to defease non-recourse mortgage debt totaling $15.0 million on two unrelated domestic properties and incurred defeasance charges totaling $0.4 million. We then substituted the then-unencumbered properties as collateral for the existing $12.2 million loan. The terms of the existing loan remain unchanged. In connection with the second sale, we defeased the existing non-recourse mortgage loan of $2.7 million.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008 — We sold two properties for a total of $14.9 million, net of selling costs, and recognized a net gain on these sales of $0.5 million. In connection with the sale of one of these properties, we prepaid the existing non-recourse mortgage loan of $6.5 million and incurred prepayment penalties of $0.3 million.

2007 — We sold a property for $35.7 million, net of selling costs and recognized a net gain on the sale of $7.8 million. In connection with the sale, we defeased the existing non-recourse mortgage loans on the property of $12.1 million and incurred defeasance charges of $0.9 million.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007

Revenues	$9,351	$13,121	$16,113
Expenses	(15,344)	(7,771)	(10,240)
Gain on sale of real estate, net	8,611	524	7,780
Impairment charges	(30,252)	—	—

Income from discontinued operations	$(27,634)	$5,874	$13,653

Note 18.	Segment Information

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

	Domestic	Foreign(a)	Total Company

2009
Revenues	$130,683	$31,854	$162,537
Total long-lived assets(b)	1,101,460	209,011	1,310,471
2008
Revenues	$124,313	$30,981	$155,294
Total long-lived assets(b)	1,144,992	223,119	1,368,111
2007
Revenues	$125,174	$26,586	$151,760
Total long-lived assets(b)	1,189,988	243,326	1,433,314

(a)	Consists of operations in the United Kingdom, France, Finland, the Netherlands and Germany.

(b)	Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19.	Selected Quarterly Financial Data (unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009
	(Dollars in thousands, except per share amounts)

Revenues(a)	$37,519	$38,814	$42,754	$43,450
Operating expenses(a)	(17,293)	(16,357)	(24,207)	(25,663)
Net income (loss)(b)	6,622	19,212	(12,039)	(6,794)
Less: Net income attributable to noncontrolling interests	(638)	(628)	(94)	(325)

Net income (loss) attributable to CPA®:14 stockholders	5,984	18,584	(12,133)	(7,119)

Earnings (loss) per share attributable to CPA®:14 stockholders	0.07	0.21	(0.14)	(0.08)
Distributions declared per share	0.1976	0.1981	0.1986	0.1991

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008

Revenues(a)	$37,994	$38,829	$37,586	$40,885
Operating expenses(a)	(18,035)	(18,733)	(16,724)	(19,209)
Net income(b)	22,626	10,602	10,189	3,784
Less: Net income attributable to noncontrolling interests	(439)	(378)	(576)	(644)

Net income attributable to CPA®:14 stockholders	22,187	10,224	9,613	3,140

Earnings per share attributable to CPA®:14 stockholders	0.25	0.12	0.11	0.03
Distributions declared per share	0.1954	0.1959	0.1964	0.1971

(a)	Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b)	Net income for the fourth quarter of 2009 and 2008 included impairment charges totaling $20.1 million and $9.8 million, respectively, in connection with several properties and equity investments in real estate (Note 11).

Note 20.	Subsequent Events

Retrospective Adjustment for Discontinued Operations

Subsequent to the filing of our annual report on Form 10-K on March 26, 2010, (i) during the first and second quarters of 2010, we sold two unrelated domestic properties back to each of their respective tenants for a total price of approximately $11.1 million, net of selling costs, and recognized a net loss on the sales of $0.4 million; (ii) in March, 2010, we returned a property previously leased to Nortel Networks Inc. to the lender in exchange for the lender’s agreement to release us from all mortgage loan obligations; and (iii) in June 2010, a consolidated subsidiary consented to a court order appointing a receiver following an event of a default by us on a non-recourse debt obligation involving a property that was previously leased to Buffets, Inc. As we no longer have control over the activities which most significantly impact the economic

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the six months ended June 30, 2010. In accordance with current authoritative guidance for accounting for disposal of long-lived assets, the accompanying consolidated statements of income have been retrospectively adjusted and the net results of operations of each of these properties have been reclassified to discontinued operations from continuing operations for the years ended December 31, 2009, 2008 and 2007, respectively. The net effect of the reclassification represents an increase of $37.5 million, or 1,298%, in our previously reported income from continuing operations for the year ended December 31, 2009, primarily due to decreases in impairment charges and uncollected rent expense totaling $30.3 million and $8.4 million, respectively, and decreases of $2.9 million, or 7%, and $3.7 million, or 7%, in our previously reported income from continuing operations for the years ended December 31, 2008 and 2007, respectively. There is no effect on our previously reported net income, financial condition or cash flows.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
At December 31, 2009

											Life on which
						Gross					Depreciation in
				Costs	Increase	Amount at					Latest
				Capitalized	(Decrease)	which Carried at					Statement of
		Initial Cost to Company		Subsequent to	in Net	Close of Period			Accumulated	Date	Income is
Description	Encumbrances	Land	Buildings	Acquisition(a)	Investments(b)	Land	Buildings	Total	Depreciation(c)	Acquired	Computed
	(In thousands)

Real Estate Under Operating Leases:

Retail store in Torrance, California	$27,984	$13,060	$6,934	$204	$—	$13,060	$7,138	$20,198	$2,010	Jul. 1998	40 yrs.

Industrial facility in San Clemente, California	—	2,390	—	8,958	53	2,390	9,011	11,401	2,304	Jul. 1998	40 yrs.

Industrial facility in Pittsburgh, Pennsylvania	5,851	620	6,186	—	—	620	6,186	6,806	1,708	Dec. 1998	40 yrs.

Industrial and warehouse facilities in Burbank, California and Las Vegas, Nevada	6,850	3,860	8,263	—	2	3,860	8,265	12,125	2,200	Mar. 1999, Oct. 1999	40 yrs.

Warehouse and distribution facilities in Harrisburg, North Carolina; Atlanta, Georgia; Cincinnati, Ohio and Elkwood, Virginia	12,156	3,930	10,398	8,476	9	3,945	18,868	22,813	4,189	Jun. 1999, Dec. 2001	40 yrs.

Warehouse and distribution facilities in Burlington, New Jersey; Shawnee, Kansas and Manassas, Virginia	20,533	3,604	8,613	23,709	—	4,476	31,450	35,926	8,036	Aug. 1999	40 yrs.

Land in Midlothian, Virginia	2,478	3,515	—	—	—	3,515	—	3,515	—	Sep. 1999	N/A

Office facility in Columbia, Maryland	12,291	2,623	20,233	3,113	—	2,623	23,346	25,969	5,782	Nov. 1999	40 yrs.

Industrial facilities in Welcome, North Carolina, Murrysville, Pennsylvania and Wylie, Texas	12,738	1,596	23,910	875	(214)	2,059	24,108	26,167	5,102	Nov. 1999, Dec. 2001	40 yrs.

Sports facilities in Salt Lake City, Utah and St. Charles, Missouri	6,353	2,920	8,660	836	—	2,920	9,496	12,416	2,192	Dec. 1999, Dec. 2000	40 yrs.

Warehouse and distribution facility in Tempe, Arizona	3,035	940	4,557	13	—	940	4,570	5,510	1,119	Jan. 2000	40 yrs.

Warehouse and distribution facility in Rock Island, Illinois	6,540	500	9,945	1,887	—	500	11,832	12,332	2,687	Feb. 2000	40 yrs.

Industrial facility in North Amityville, New York	9,503	2,932	16,398	18	(4,120)	1,482	13,746	15,228	3,394	Feb. 2000	40 yrs.

Warehouse and distribution facilities in Monon, Indiana; Champlin, Minnesota; Robbinsville, New Jersey; Radford, Virginia and North Salt Lake City, Utah	14,907	4,580	24,844	114	—	4,580	24,958	29,538	5,990	May. 2000	40 yrs.

Warehouse and distribution facility in Lakewood, New Jersey	6,091	710	4,531	3,439	—	710	7,970	8,680	1,817	Jun. 2000	40 yrs.

Retail facilities in Kennesaw, Georgia and Leawood, Kansas	13,433	6,230	15,842	108	(357)	6,230	15,593	21,823	3,720	Jun. 2000	40 yrs.

Land in Scottsdale, Arizona	7,664	14,600	—	—	—	14,600	—	14,600	—	Sep. 2000	N/A

Industrial facility in Albuquerque, New Mexico	3,176	1,490	4,636	7	—	1,490	4,643	6,133	1,078	Sep. 2000	40 yrs.

Office facility in Houston, Texas	4,535	570	6,760	—	—	570	6,760	7,330	1,570	Sep. 2000	40 yrs.

Office facility in Eagan, Minnesota	19,363	4,225	15,518	1	(9,425)	1,314	9,005	10,319	3,605	Sep. 2000	40 yrs.

Warehouse and distribution facilities in Valdosta, Georgia and Johnson City, Tennessee	11,314	650	16,889	410	—	650	17,299	17,949	3,983	Oct. 2000	40 yrs.

Land in Elk Grove Village, Illinois	2,854	4,100	—	—	—	4,100	—	4,100	—	Oct. 2000	N/A

Industrial facility in Salisbury, North Carolina	6,356	1,370	2,672	6,298	(51)	1,319	8,970	10,289	1,803	Nov. 2000	40 yrs.

Office facility in Lafayette, Louisiana	2,198	660	3,005	—	—	660	3,005	3,665	679	Dec. 2000	40 yrs.

Office facility in Collierville, Tennessee	39,936	3,154	70,646	12	—	3,154	70,658	73,812	27,922	Dec. 2000	7 - 40 yrs.

Multiplex motion picture theater in Port St. Lucie and Pensacola, Florida	8,434	3,200	3,066	6,800	(4,112)	3,685	5,269	8,954	1,122	Dec. 2000	40 yrs.

Retail, warehouse and distribution facilities in York, Pennsylvania	9,456	1,974	10,068	8,433	(5,456)	849	14,170	15,019	1,758	Dec. 2000	40 yrs.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
at December 31, 2009

											Life on which
						Gross					Depreciation
				Costs	Increase	Amount at					in Latest
				Capitalized	(Decrease)	which Carried at					Statement
		Initial Cost to Company		Subsequent to	in Net	Close of Period			Accumulated	Date	of Income is
Description	Encumbrances	Land	Buildings	Acquisition(a)	Investments(b)	Land	Buildings	Total	Depreciation(c)	Acquired	Computed
	(In thousands)

Real Estate Under Operating Leases (Continued):
Office facilities in Lindon, Utah	—	1,390	1,123	8,081	(428)	1,851	8,315	10,166	2,497	Dec. 2000	40 yrs.
Office facility in Houston, Texas	3,533	1,025	4,530	517	—	1,025	5,047	6,072	1,066	Dec. 2000	40 yrs.
Industrial facility in Doncaster, United Kingdom	5,341	—	8,383	7	2,415	—	10,805	10,805	417	Jan. 2001	21.7 yrs.
Industrial and office facilities in Elgin, Illinois; Bozeman, Montana and Nashville, Tennessee	10,910	3,900	17,937	138	(546)	3,900	17,529	21,429	3,849	Mar. 2001	40 yrs.
Warehouse and distribution facility in Duluth, Georgia	7,152	2,167	11,446	5	(3,500)	1,484	8,634	10,118	2,517	Mar. 2001	40 yrs.
Industrial facilities in City of Industry, California; Florence, Kentucky; Chelmsford, Massachusetts and Lancaster, Texas	9,599	4,398	13,418	3,745	24	4,643	16,942	21,585	3,500	Apr. 2001	7 - 40 yrs.
Industrial facilities in Mesa, Arizona and Moorpark, California	17,504	4,000	14,951	10,146	—	5,945	23,152	29,097	4,109	Jun. 2001, Dec. 2006	34.5 yrs.

Industrial facilities in South Windsor and Manchester, Connecticut	11,449	1,555	18,823	250	27	1,555	19,100	20,655	4,028	Jul. 2001	N/A
Industrial and office facilities in Rome, Georgia; Niles, Illinois; Plymouth, Michigan and Twinsburg, Ohio	15,163	4,140	23,822	1,373	(4,027)	3,789	21,519	25,308	5,329	Aug. 2001	40 yrs.
Industrial facility in Milford, Ohio	9,092	2,000	12,869	—	—	2,000	12,869	14,869	2,668	Sep. 2001	40 yrs.
Retail facilities in several cities in the following states: Arizona, California, Florida, Illinois, Massachusetts, Maryland, Michigan, Minnesota and Texas	39,576	17,100	54,743	—	—	17,100	54,743	71,843	11,120	Nov. 2001	40 yrs.
Office facility in Richardson, Texas	27,554	3,400	45,054	66	(22,652)	1,481	24,387	25,868	8,839	Dec. 2001	40 yrs.
Office facility in Turku, Finland	47,737	801	23,390	12,291	14,364	1,813	49,033	50,846	8,486	Dec. 2001, Dec. 2007	25-40 yrs.

Educational facilities in Union, New Jersey; Allentown and Philadelphia, Pennsylvania and Grand Prairie, Texas	5,394	2,486	7,602	—	3	2,486	7,605	10,091	1,529	Dec. 2001	40 yrs.
Warehouse, distribution, office and industrial facilities in Perris, California; Eugene, Oregon; West Jordan, Utah and Tacoma, Washington	6,301	6,050	8,198	—	(1,845)	4,200	8,203	12,403	1,615	Feb. 2002	40 yrs.
Warehouse and distribution facilities in Charlotte and Lincolnton, North Carolina and Mauldin, South Carolina	8,127	1,860	12,852	—	1	1,860	12,853	14,713	2,505	Mar. 2002	40 yrs.
Warehouse and distribution facilities in Boe, Carpiquet, Mans, Vendin Le Vieil, Lieusaint, Lagnieu, Luneville and St. Germain de Puy, France	92,700	15,724	75,211	13,755	53,349	26,677	131,362	158,039	25,025	Mar. 2002	40 yrs.
Warehouse, distribution and office facilities in Davenport, Iowa and Bloomington, Minnesota	17,444	3,260	26,009	—	—	3,260	26,009	29,269	4,850	Jul. 2002	40 yrs.
Industrial facility in Gorinchem, Netherlands	6,612	2,374	3,864	—	2,673	3,440	5,471	8,911	1,025	Jul. 2002
Industrial facilities in Granite City, Illinois; Kendallville, Indiana and Clinton Township, Michigan	18,453	4,390	30,336	—	(1,022)	4,390	29,314	33,704	5,809	Aug. 2002	40 yrs.
Retail facilities in Lombard, Illinois and Fairfax, Virginia	12,076	13,226	18,248	—	(1,018)	13,226	17,230	30,456	1,582	Dec. 2006	33.6 yrs.
Retail facility in South Tulsa, Oklahoma	4,701	1,649	3,425	—	—	1,649	3,425	5,074	352	Dec. 2006	30 yrs.
Retail and warehouse and distribution facilities in Johnstown and Whitehall, Pennsylvania	4,153	2,115	15,945	—	(609)	2,115	15,336	17,451	1,560	Dec. 2006	30.3 yrs.
Warehouse and distribution facility in Dallas, Texas	3,504	323	6,784	—	—	323	6,784	7,107	597	Dec. 2006	30.8 yrs.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
At December 31, 2009

											Life on which
						Gross					Depreciation
				Costs	Increase	Amount at					in Latest
				Capitalized	(Decrease)	which Carried					Statement
		Initial Cost to Company		Subsequent to	in Net	at Close of Period			Accumulated	Date	of Income is
Description	Encumbrances	Land	Buildings	Acquisition(a)	Investments(b)	Land	Buildings	Total	Depreciation(c)	Acquired	Computed
	(In thousands)

Real Estate Under Operating Leases (Continued):
Industrial facility in Shelburne, Vermont	1,876	955	2,919	—	—	955	2,919	3,874	294	Dec. 2006	30.6 yrs.
Industrial facilities in Fort Dodge, Indiana and Oconomowoc, Wisconsin	6,267	1,218	11,879	2,514	—	1,218	14,393	15,611	1,638	Dec. 2006	23.5 yrs.
Industrial facility in Aurora, Illinois	8,786	2,730	10,391	—	—	2,730	10,391	13,121	1,039	Dec. 2006	30.8 yrs.
Industrial facility in Houston, Texas	—	2,299	4,722	—	—	2,299	4,722	7,021	892	Dec. 2006	16.3 yrs.
Industrial, warehouse and distribution and office facilities in Waterloo, Wisconsin	—	922	16,824	—	(642)	922	16,182	17,104	2,454	Dec. 2006	20.3 yrs.
Industrial and warehouse and distribution facilities in Westfield, Massachusetts	6,457	1,106	9,952	—	—	1,106	9,952	11,058	886	Dec. 2006	34.7 yrs.
Industrial facility in Richmond, Missouri	5,630	530	6,505	—	—	530	6,505	7,035	576	Dec. 2006	34.8 yrs.
Retail facilities in Bourne, Sandwich and Chelmsford, Massachusetts	1,423	1,418	2,157	—	—	1,418	2,157	3,575	214	Dec. 2006	31.1 yrs.
Industrial facility in Carlsbad, California	4,763	2,618	4,880	—	—	2,618	4,880	7,498	488	Dec. 2006	30.8 yrs.
Fitness and recreational facility in Houston, Texas	3,745	1,613	3,398	—	—	1,613	3,398	5,011	353	Dec. 2006	29.7 yrs.
Theater in Hickory Creek, Texas	3,792	3,138	6,752	—	—	3,138	6,752	9,890	612	Dec. 2006	34 yrs.
Educational facilities in Chandler, Arizona; Fleming Island, Florida; Ackworth, Georgia; Hauppauge and Patchogue, New York; Sugar Land, Texas; Hampton, Virginia and Silverdale, Washington	5,926	4,312	9,963	—	(380)	4,312	9,583	13,895	1,001	Dec. 2006	29.6 yrs.
Industrial facility in Indianapolis, Indiana	1,822	1,035	6,594	—	—	1,035	6,594	7,629	689	Dec. 2006	29.5 yrs.
Warehouse and distribution facilities in Greenville, South Carolina	4,664	625	8,178	—	—	625	8,178	8,803	906	Dec. 2006	27.8 yrs.
Industrial and office facilities in San Diego, CA	35,350	7,247	29,098	—	—	7,247	29,098	36,345	3,281	Dec. 2006	40 yrs.

	$750,605	$221,102	$895,749	$126,599	$12,516	$228,279	$1,027,687	$1,255,966	$215,967

						Gross
				Costs	Increase	Amount at
				Capitalized	(Decrease)	Which Carried
		Initial Cost to Company		Subsequent to	in Net	at Close of	Date
Description	Encumbrances(c)	Land	Buildings	Acquisition(a)	Investments(b)	Period Total	Acquired

Direct Financing Method:
Industrial facilities in Dallas and Greenville, Texas	$12,104	$460	$20,427	$—	$(3,192)	$17,695	Nov. 1999
Multiplex theater facility in Midlothian, Virginia	8,800	—	10,819	854	812	12,485	Sep. 1999
Office facility in Scottsdale, Arizona	13,341	—	25,415	—	—	25,415	Sep. 2000
Warehouse and distribution facility in Elk Grove Village, Illinois	1,487	—	4,172	4	(2,040)	2,136	Oct. 2000
Multiplex motion picture theater in Pensacola, Florida	6,875	—	4,112	2,541	—	6,653	Dec. 2000
Industrial and manufacturing facilities in Old Fort and Albemarie, North Carolina; Holmesville, Ohio and Springfield, Tennessee	7,062	2,961	24,474	20	(9,757)	17,698	Sep. 2001
Educational facility in Mooresville, North Carolina	5,389	1,600	9,276	130	(459)	10,547	Feb. 2002
Industrial facility in Ashburn Junction, Virginia(d)	—	4,683	15,116	—	—	19,799	Dec. 2006

	$55,058	$9,704	$113,811	$3,549	$(14,636)	$112,428

NOTES to SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION
(In thousands)

(a)	Consists of the costs of improvements subsequent to purchase and acquisition costs, including legal fees, appraisal fees, title costs and other related professional fees.

(b)	The increase (decrease) in net investment was primarily due to (i) the amortization of unearned income from net investment in direct financing leases, which produces a periodic rate of return that at times may be greater or less than lease payments received, (ii) sales of properties, (iii) impairment charges, (iv) changes in foreign currency exchange rates and (v) adjustments in connection with purchasing certain minority interests.

(c)	Reconciliation of real estate and accumulated depreciation (see below):

	Reconciliation of Real Estate Subject to
	Operating Leases December 31,
	2009	2008	2007

Balance at beginning of year	$1,275,775	$1,301,505	$1,291,598
Additions	2,921	527	17,524
Dispositions	(23,473)	(16,799)	(30,088)
Reclassification from equity investment, direct financing lease or funds held in escrow	45,734	—	—
Reclassification to assets held for sale	(11,421)	—	—
Impairment charges	(37,779)	—	—
Foreign currency translation adjustment	4,209	(9,458)	22,471

Balance at close of year	$1,255,966	$1,275,775	$1,301,505

	Reconciliation of Accumulated
	Depreciation December 31,
	2009	2008	2007

Balance at beginning of year	$188,739	$162,374	$137,262
Depreciation expense	29,614	29,527	29,085
Dispositions	(2,438)	(1,883)	(6,471)
Reclassification from equity investment	2,217	—	—
Reclassification to assets held for sale	(2,771)	—	—
Foreign currency translation adjustment	606	(1,279)	2,498

Balance at close of year	$215,967	$188,739	$162,374

At December 31, 2009, the aggregate cost of real estate, net of accumulated depreciation and accounted for as operating leases, owned by us and our consolidated subsidiaries for U.S. federal income tax purposes was $923.4 million.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2010	December 31, 2009
	(In thousands, except share and per share amounts)

ASSETS
Investments in real estate:
Real estate, at cost	$1,176,911	$1,255,966
Accumulated depreciation	(218,568)	(215,967)

Net investments in properties	958,343	1,039,999
Net investments in direct financing leases	107,372	112,428
Assets held for sale	18,913	8,651
Equity investments in real estate	127,225	149,393

Net investments in real estate	1,211,853	1,310,471
Cash and cash equivalents	83,757	93,310
Intangible assets, net	58,420	63,804
Other assets, net	77,061	84,384

Total assets	$1,431,091	$1,551,969

LIABILITIES AND EQUITY
Liabilities:
Non-recourse debt	$694,108	$805,663
Accounts payable, accrued expenses and other liabilities	21,896	19,975
Prepaid and deferred rental income and security deposits	27,568	28,108
Due to affiliates	13,481	16,380
Distributions payable	17,411	17,143

Total liabilities	774,464	887,269

Commitments and contingencies (Note 11) Equity: CPA®:14 stockholders’ equity:
Common stock, $0.001 par value; 120,000,000 shares authorized; 96,085,228 and 95,058,267 shares issued, respectively	96	95
Additional paid-in capital	946,116	934,117
Distributions in excess of accumulated earnings	(201,561)	(190,437)
Accumulated other comprehensive income	5,711	8,838

	750,362	752,613
Less, treasury stock at cost, 9,077,968 and 8,955,254 shares, respectively	(106,800)	(105,419)

Total CPA®:14 stockholders’ equity	643,562	647,194
Noncontrolling interests	13,065	17,506

Total equity	656,627	664,700

Total liabilities and equity	$1,431,091	$1,551,969

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands, except share and per share amounts)

Revenues
Rental income	$33,459	$36,976	$101,750	$102,483
Interest income from direct financing leases	3,391	3,550	10,432	10,790
Other operating income	1,615	1,231	4,228	3,445

	38,465	41,757	116,410	116,718

Operating Expenses
Property expenses	(7,198)	(7,531)	(24,151)	(22,796)
Depreciation and amortization	(7,561)	(10,414)	(22,749)	(25,004)
General and administrative	(2,079)	(1,569)	(5,422)	(4,889)
Impairment charges	(4,452)	(4,027)	(9,402)	(4,027)

	(21,290)	(23,541)	(61,724)	(56,716)

Other Income and Expenses
(Loss) income from equity investments in real estate	(1,543)	3,878	5,837	10,982
Other interest income	410	418	1,325	1,194
Other income and (expenses)	353	376	(308)	250
Gain on sale of real estate	351	—	351	—
Interest expense	(12,321)	(15,703)	(39,079)	(43,182)

	(12,750)	(11,031)	(31,874)	(30,756)

Income from continuing operations before income taxes	4,425	7,185	22,812	29,246
Provision for income taxes	(734)	(956)	(2,376)	(2,483)

Income from continuing operations	3,691	6,229	20,436	26,763

Discontinued Operations
Loss from operations of discontinued properties	(286)	(1,416)	(1,388)	(4,727)
Gain on extinguishment of debt	—	—	11,376	—
Gain on deconsolidation of a subsidiary	—	—	12,870	—
(Loss) gain on sale of real estate	—	—	(356)	8,611
Impairment charges	—	(16,852)	—	(16,852)

(Loss) income from discontinued operations	(286)	(18,268)	22,502	(12,968)

Net Income (Loss)	3,405	(12,039)	42,938	13,795
Less: Net income attributable to noncontrolling interests	(697)	(94)	(2,050)	(1,360)

Net Income (Loss) Attributable to CPA®:14 Stockholders	$2,708	$(12,133)	$40,888	$12,435

Earnings (Loss) Per Share
Income from continuing operations attributable to CPA®:14 stockholders	$0.03	$0.07	$0.21	$0.29
(Loss) income from discontinued operations attributable to CPA®:14 stockholders	—	(0.21)	0.26	(0.15)

Net income (loss) attributable to CPA®:14 stockholders	$0.03	$(0.14)	$0.47	$0.14

Weighted Average Shares Outstanding	86,936,565	86,893,294	86,610,442	87,442,533

Amounts Attributable to CPA®:14 Stockholders
Income from continuing operations, net of tax	$2,994	$6,216	$18,373	$25,539
(Loss) income from discontinued operations, net of tax	(286)	(18,349)	22,515	(13,104)

Net income (loss)	$2,708	$(12,133)	$40,888	$12,435

Distributions Declared Per Share	$0.2001	$0.1986	$0.5998	$0.5943

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(In thousands)

Net Income (Loss)	$3,405	$(12,039)	$42,938	$13,795
Other Comprehensive Income (Loss):
Foreign currency translation adjustments	6,997	2,295	(1,270)	2,225
Change in unrealized gain on marketable securities	318	770	669	825
Change in unrealized (loss) gain on derivative instruments	(863)	348	(2,532)	1,731

	6,452	3,413	(3,133)	4,781

Comprehensive income (loss)	9,857	(8,626)	39,805	18,576

Amounts Attributable to Noncontrolling Interests:
Net income	(697)	(94)	(2,050)	(1,360)
Change in unrealized (gain) loss on marketable securities	(12)	(9)	6	(23)

Comprehensive income attributable to noncontrolling interests	(709)	(103)	(2,044)	(1,383)

Comprehensive Income (Loss) Attributable to CPA®:14 Stockholders	$9,148	$(8,729)	$37,761	$17,193

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)

Cash Flows — Operating Activities
Net income	$42,938	$13,795
Adjustments to net income:
Depreciation and amortization, including intangible assets and deferred financing costs	25,269	26,520
Straight-line rent adjustments and amortization of rent-related intangibles	(3,398)	5,466
Income from equity investments in real estate in excess of distributions received	5,287	350
Issuance of shares to affiliate in satisfaction of fees due	6,259	7,108
Realized loss (gain) on foreign currency transactions, derivative instruments and other, net	384	(154)
Realized loss (gain) on sale of real estate	5	(8,611)
Realized gain on extinguishment of debt	(11,376)	—
Gain on deconsolidation of a subsidiary	(12,870)	—
Unrealized loss on foreign currency transactions, derivative instruments and other, net	(76)	(96)
Impairment charges	9,402	20,879
Change in other operating assets and liabilities, net	6,381	(692)

Net cash provided by operating activities	68,205	64,565

Cash Flows — Investing Activities
Distributions received from equity investments in real estate in excess of equity income	21,029	9,652
Contributions to equity investments	(4,833)	(5,344)
Capitalized expenditures	(489)	(2,855)
Proceeds from repayment of notes receivable	7,000	—
Proceeds from sale of real estate and securities	14,112	26,247
Increase in cash due to consolidation of a venture	—	309
Payment of deferred acquisition fees to an affiliate	(2,645)	(3,638)

Net cash provided by investing activities	34,174	24,371

Cash Flows — Financing Activities
Distributions paid	(51,744)	(51,787)
Distributions paid to noncontrolling interests	(7,875)	(1,197)
Contributions from noncontrolling interests	1,390	—
Proceeds from mortgages	13,200	27,750
Prepayment of mortgage principal	—	(22,219)
Scheduled payments of mortgage principal	(70,564)	(40,301)
Deferred financing costs and mortgage deposits	(472)	(760)
Proceeds from stock issuance, net of costs	5,741	6,781
Purchase of treasury stock	(1,381)	(38,114)

Net cash used in financing activities	(111,705)	(119,847)

Change in Cash and Cash Equivalents During the Period
Effect of exchange rate changes on cash	(227)	468

Net decrease in cash and cash equivalents	(9,553)	(30,443)
Cash and cash equivalents, beginning of period	93,310	125,746

Cash and cash equivalents, end of period	$83,757	$95,303

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.	Business and Organization

Corporate Property Associates 14 Incorporated (together with its consolidated subsidiaries and predecessors, “we”, “us” or “our”) is a publicly owned, non-listed real estate investment trust (“REIT”) that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to United States (“U.S.”) federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At September 30, 2010, our portfolio was comprised of our full or partial ownership interests in 309 properties, substantially all of which were triple-net leased to 87 tenants, and totaled approximately 29 million square feet (on a pro rata basis) with an occupancy rate of approximately 95%. We were formed in 1997 and are managed by W. P. Carey & Co. LLC (“WPC”) and its subsidiaries (collectively, the “advisor”).

Note 2.	Basis of Presentation

Our interim consolidated financial statements have been prepared, without audit, in accordance with the instructions to Form 10-Q and therefore do not necessarily include all information and footnotes necessary for a fair statement of our consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the U.S. (“GAAP”).

In the opinion of management, the unaudited financial information for the interim periods presented in this Report reflects all normal and recurring adjustments necessary for a fair statement of results of operations, financial position and cash flows. Our interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2009, which are included in our 2009 Annual Report, as certain disclosures that would substantially duplicate those contained in the audited consolidated financial statements have not been included in this Report. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated. We hold investments in tenant-in-common interests, which we account for as equity investments in real estate under current authoritative accounting guidance.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to the consolidation of variable interest entities (“VIEs”). The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. We adopted this amended guidance on January 1, 2010, which did not require consolidation of any VIEs. We do not have any previously consolidated VIEs. The adoption of this amended guidance did not affect our financial position and results of operations.

In connection with the adoption of the amended guidance on the consolidation of VIEs, we performed an analysis of all of our subsidiary entities, including our venture entities with other parties, to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture. As a result of our assessment to determine whether these entities are VIEs, we identified one unconsolidated venture that was deemed to be a VIE (Note 5).

Acquisition Costs

In accordance with the FASB’s revised guidance for business combinations, which we adopted on January 1, 2009, we immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would generally have been capitalized and allocated to the cost basis of the acquisition. Subsequent to the acquisition, there will be a positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. Historically, we have not acquired investments that would be deemed business combinations.

We did not enter into any investments during 2010. During the nine months ended September 30, 2009, we capitalized acquisition costs and fees of $0.1 million in connection with our investment activity.

Information about International Geographic Areas

At September 30, 2010, our international investments were comprised of investments in the European Union. Revenues from these investments totaled $7.9 million and $8.8 million for the three months ended September 30, 2010 and 2009, respectively, and $24.3 million and $22.8 million for the nine months ended September 30, 2010 and 2009, respectively. Internationally, our net investments in real estate totaled $194.1 million and $209.0 million at September 30, 2010 and December 31, 2009, respectively.

Note 3.	Agreements and Transactions with Related Parties

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

We pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of our cash flow from operations of 7% per annum. The asset management and performance fees are payable in cash or restricted shares of our

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2010 and 2009, the advisor elected to receive its asset management fees in cash and 80% of its performance fees in restricted shares, with the remaining 20% payable in cash. We incurred base asset management fees of $2.5 million and $2.7 million for the three months ended September 30, 2010 and 2009, respectively, and $7.5 million and $8.2 million for the nine months ended September 30, 2010 and 2009, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At September 30, 2010, the advisor owned 7,851,001 shares (9.0%) of our common stock.

Transaction Fees

We pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average approximately 4.5% of the aggregate costs of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the investment is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the seven calendar years following the date on which the investment was purchased, subject to satisfaction of the 7% performance criterion. Interest on unpaid installments is 6% per year. In connection with our merger with Corporate Property Associates 12 Incorporated (“CPA®:12”) on December 1, 2006 (the “Merger”), we assumed deferred fees incurred by CPA®:12 totaling $2.7 million that bear interest at an annual rate of 7% and have scheduled installment payments through 2018. We did not incur any current or deferred acquisition fees during the three or nine months ended September 30, 2010. We incurred current and deferred acquisition fees of less than $0.1 million in each of the three and nine month periods ended September 30, 2009. Unpaid installments of deferred acquisition fees totaled $4.2 million and $6.9 million at September 30, 2010 and December 31, 2009, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $2.6 million and $3.6 million in cash to the advisor in January 2010 and 2009, respectively. We also pay the advisor mortgage refinancing fees, which totaled $0.2 million for the three months ended September 30, 2009, and $0.1 million and $0.2 million for the nine months ended September 30, 2010 and 2009, respectively.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments, excluding investments acquired in the Merger. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $6.1 million and $5.7 million at September 30, 2010 and December 31, 2009, respectively.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $0.7 million and $0.6 million for the three months ended September 30, 2010 and 2009, respectively, and $2.1 million and $1.8 million for the nine months ended September 30, 2010 and 2009, respectively, all of which are included in General and administrative expenses in the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.2 million for each of the three months ended September 30, 2010 and 2009 and $0.5 million for each of the nine months ended September 30, 2010 and 2009. Based on gross revenues through September 30, 2010, our current share of future minimum lease payments under this agreement would be $0.5 million annually through 2016.

We own interests in entities ranging from 12% to 90%, as well as jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates. We consolidate certain of these investments and account for the remainder under the equity method of accounting.

Note 4.	Net Investments in Properties

Net Investments in Properties

Net investments in properties, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	September 30, 2010	December 31, 2009

Land	$216,995	$228,279
Buildings	959,916	1,027,687
Less: Accumulated depreciation	(218,568)	(215,967)

	$958,343	$1,039,999

We did not acquire real estate assets during the nine months ended September 30, 2010. Impairment charges recognized on real estate assets are discussed in Note 9 and assets disposed of and deconsolidated are discussed in Note 13. The U.S. dollar strengthened against the Euro, as the end-of-period rate for the U.S. dollar in relation to the Euro at September 30, 2010 decreased 5% to $1.3612 from $1.4333 at December 31, 2009. This strengthening had a negative impact on our asset base as of September 30, 2010 as compared to December 31, 2009.

In connection with our acquisition of properties, we have recorded net lease intangibles of $86.3 million, which are being amortized over periods ranging from nine to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to Lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Net amortization of intangibles, including the effect of foreign currency translation, was $1.4 million and $5.5 million for the three months ended September 30, 2010 and 2009, respectively, and $5.2 million and $8.6 million for the nine months ended September 30, 2010 and 2009, respectively.

Note 5.	Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies that we do not control, but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions plus

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

	Ownership Interest at	Carrying Value at
Lessee	September 30, 2010	September 30, 2010	December 31, 2009

True Value Company	50%	$30,854	$31,433
Advanced Micro Devices, Inc.(a)	67%	16,314	33,571
Hellweg Die Profi-Baumarkte GmbH & Co. KG(b)	32%	15,054	15,369
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	12,353	12,639
ShopRite Supermarkets, Inc.(c)	45%	10,880	6,719
Best Buy Co., Inc.	37%	10,328	11,183
LifeTime Fitness, Inc. and Town Sports International Holdings, Inc.	56%	10,160	10,343
Compucom Systems, Inc.(d)	67%	7,763	8,638
Del Monte Corporation	50%	6,604	7,233
The Upper Deck Company(e)	50%	6,290	11,491
Checkfree Holdings, Inc.(f)	50%	1,296	1,506
Dick’s Sporting Goods, Inc.(g)	45%	(671)	(732)

		$127,225	$149,393

(a)	In August 2010, this venture refinanced its existing non-recourse mortgage and distributed the net proceeds to the venture partners. Our share of the distribution was $16.0 million.

(b)	The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(c)	In July 2010, we made a $4.2 million contribution to this venture to pay off its maturing non-recourse mortgage.

(d)	The carrying value of this investment included our share of the net loss on interest rate swap derivative instruments recognized by the venture.

(e)	During the third quarter of 2010, we recognized an other-than-temporary impairment charge of $4.7 million to reduce the carrying value of this venture to its estimated fair value (Note 9).

(f)	The decrease in carrying value was primarily due to cash distributions made to us by the venture.

(g)	In 2007, this venture obtained non-recourse mortgage financing of $23.0 million and distributed the proceeds to the venture partners. Our share of the distribution was $10.3 million, which exceeded our total investment in the venture at that time.

As discussed in Note 2, we adopted the FASB’s amended guidance on the consolidation of VIEs effective January 1, 2010. Upon adoption of the amended guidance, we re-evaluated our existing interests in unconsolidated entities and determined that we should continue to account for our interest in the Hellweg venture using the equity method of accounting primarily because the partner of this venture had the power to direct the activities that most significantly impact the entity’s economic performance. Carrying amounts related to this VIE are noted in the table above. Because we generally utilize non-recourse debt, our maximum

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

exposure to this VIE is limited to the equity we have in the VIE. We have not provided financial or other support to the VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in this entity.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	September 30, 2010	December 31, 2009

Assets	$1,582,626	$1,631,111
Liabilities	(1,251,132)	(1,280,887)

Partners’/members’ equity	$331,494	$350,224

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue	$37,109	$39,118	$116,457	$115,823
Expenses	(20,853)	(23,761)	(63,934)	(64,970)

Net income	$16,256	$15,357	$52,523	$50,853

We recognized (loss) income from equity investments in real estate of $(1.5) million and $3.9 million for the three months ended September 30, 2010 and 2009, respectively, and $5.8 million and $11.0 million for the nine months ended September 30, 2010 and 2009, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Note 6.	Interest in Mortgage Loan Securitization

We account for our subordinated interest in the Carey Commercial Mortgage Trust (“CCMT”) mortgage securitization as an available-for-sale security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of Other Comprehensive Income (“OCI”) as part of equity. The following table sets forth certain information regarding our interest in CCMT (in thousands):

	Ratings
Certificate Class	Moody’s Investors Service, Inc.	Fitch, Inc.	September 30, 2010	December 31, 2009

Class IO	Aaa	AAA	$354	$800
Class E	Baa3 — Caa	BBB- — CCC	12,529	11,363

			$12,883	$12,163

	September 30, 2010	December 31, 2009

Aggregate unrealized gain	$1,509	$785

Cumulative net amortization	$1,376	$1,372

We use a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees to determine the fair value of our interest in CCMT. One key variable in determining the fair value of our subordinated interest in CCMT is current interest rates. The following table presents a

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

sensitivity analysis of the fair value of our interest at September 30, 2010 based on adverse changes in market interest rates of 1% and 2% (in thousands):

	Fair Value as of	1% Adverse	2% Adverse
	September 30, 2010	Change	Change

Fair value of our interest in CCMT	$12,883	$12,665	$12,452

The above sensitivity analysis is hypothetical, and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

Note 7.	Fair Value Measurements

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at September 30, 2010 and December 31, 2009 (in thousands):

		Fair Value Measurements at September 30, 2010 Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$70,629	$70,629	$—	$—
Marketable securities	303	303	—	—
Other securities(a)	16,548	—	—	16,548
Derivative assets	1,494	—	—	1,494

	$88,974	$70,932	$—	$18,042

Liabilities:
Derivative liabilities	$(2,464)	$—	$(2,464)	$—

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		Fair Value Measurements at December 31, 2009 Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$84,089	$84,089	$—	$—
Marketable securities	342	342	—	—
Other securities(a)	15,829	—	—	15,829
Derivative assets	1,494	—	—	1,494

	$101,754	$84,431	$—	$17,323

Liabilities:
Derivative liabilities	$(967)	$—	$(967)	$—

(a)	Other securities consist of our interest in the CCMT mortgage securitization and equity units in Rave Reviews Cinemas.

Assets and liabilities presented above exclude financial assets and liabilities owned by unconsolidated ventures.

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3 Only)
	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	Other	Derivative	Total	Other	Derivative	Total
	Securities	Assets	Assets	Securities	Assets	Assets

Beginning balance	$16,231	$1,395	$17,626	$13,659	$1,395	$15,054
Total gains or losses (realized and unrealized):
Included in earnings	—	99	99	—	231	231
Included in other comprehensive income	278	—	278	749	—	749
Amortization and accretion	39	—	39	(61)	—	(61)
Purchases, issuances, and settlements	—	—	—	—	—	—

Ending balance	$16,548	$1,494	$18,042	$14,347	$1,626	$15,973

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$99	$99	$—	$231	$231

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3 Only)
	Nine Months Ended			Nine Months Ended
	September 30, 2010			September 30, 2009
	Other	Derivative	Total	Other	Derivative	Total
	Securities	Assets	Assets	Securities	Assets	Assets

Beginning balance	$15,829	$1,494	$17,323	$13,787	$1,601	$15,388
Total gains or losses (realized and unrealized):
Included in earnings	—	12	12	—	182	182
Included in other comprehensive income	724	—	724	767	—	767
Amortization and accretion	(5)	—	(5)	(207)	—	(207)
Purchases, issuances, and settlements	—	(12)	(12)	—	(157)	(157)

Ending balance	$16,548	$1,494	$18,042	$14,347	$1,626	$15,973

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$—	$—	$—	$66	$66

Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-recourse debt	$694,108	$685,521	$805,663	$763,456
Marketable securities(a)	268	303	253	342

(a)	Carrying value represents historical cost for marketable securities.

We determined the estimated fair value of our debt instruments and marketable securities using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both September 30, 2010 and December 31, 2009.

Items Measured at Fair Value on a Non-Recurring Basis

We perform a quarterly assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determined the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. We calculated the impairment charges recorded during the three and nine months ended September 30, 2010 and 2009 based on market conditions and assumptions at September 30, 2010. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the three and nine months ended September 30, 2010 and 2009. For additional information regarding these impairment charges, refer to Note 9 for impairment charges from continuing operations and Note 13 for impairment changes from discontinued operations. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	Three Months Ended September 30, 2010		Nine Months Ended September 30, 2010
	Total Fair Value	Total Impairment	Total Fair Value	Total Impairment
	Measurements	Charges	Measurements	Charges

Impairment Charges From Continuing Operations:
Net investments in properties	$13,185	$4,452	$26,993	$7,193
Net investments in direct financing leases	—	—	3,000	2,209
Equity investments in real estate	6,221	4,736	6,221	4,736

	$19,406	$9,188	$36,214	$14,138

	Three Months Ended September 30, 2009		Nine Months Ended September 30, 2009
	Total Fair Value	Total Impairment	Total Fair Value	Total Impairment
	Measurements	Charges	Measurements	Charges

Impairment Charges From Continuing Operations:
Net investments in properties	$6,305	$4,027	$6,305	$4,027
Impairment Charges From Discontinued Operations:
Net investments in properties	22,428	16,852	22,428	16,852

	$28,733	$20,879	$28,733	$20,879

Note 8.	Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants’ inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our other securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized contractual lease revenues in certain areas, as described below. The percentages in the paragraph below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

At September 30, 2010, the majority of our directly-owned real estate properties were located in the U.S. (82%) with the remainder primarily leased to one tenant in France, Carrefour France, SAS (14%), based on the percentage of our annualized contractual minimum base rent for the third quarter of 2010. At

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

September 30, 2010, our directly-owned real estate properties contained concentrations in the following asset types: industrial (31%), warehouse/distribution (31%), office (19%) and retail (11%); and in the following tenant industries: retail (28%) and electronics (12%).

We have several properties that are partially or completely vacant at September 30, 2010 as a result of the rejection of our leases by tenants in connection with bankruptcy or liquidation proceedings during 2009. As a result of certain tenant defaults, at September 30, 2010, we suspended debt service on two non-recourse mortgage loans, with an aggregate outstanding balance of $16.2 million at both September 30, 2010 and December 31, 2009. In October 2010, one of these mortgage loans with an outstanding balance of $9.1 million at September 30, 2010 was paid in full. We are currently negotiating with the lender to pay off the other mortgage loan at a discount. In addition, during the first quarter of 2010, we returned to the lender a property that had collateralized a non-recourse mortgage loan with an outstanding balance of $27.6 million, and during the second quarter of 2010, the court appointed a receiver on an additional property because we stopped making payments on the related non-recourse mortgage debt with an outstanding balance of $19.4 million (Note 13).

Note 9.	Impairment Charges

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

The following table summarizes impairment charges recognized during the three and nine months ended September 30, 2010 and 2009 (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net investments in properties	$4,452	$4,027	$7,193	$4,027
Net investments in direct financing leases	—	—	2,209	—

Total impairment charges included in expenses	4,452	4,027	9,402	4,027
Equity investments in real estate(a)	4,736	—	4,736	—

Total impairment charges included in continuing operations	9,188	4,027	14,138	4,027
Impairment charges included in discontinued operations	—	16,852	—	16,852

Total impairment charges	$9,188	$20,879	$14,138	$20,879

(a)	Impairment charges on our equity investments in real estate are included in (Loss) income from equity investments in real estate within the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2010 Impairments:

Orgill, Inc.

During the third quarter of 2010, we recognized an impairment charge of $1.3 million on a property leased to Orgill, Inc. to reduce its carrying value of $4.7 million to its estimated fair value of $3.4 million, which reflects the contracted selling price; however, there can be no assurance that we will be able to sell this property. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

Metaldyne Company

During the first quarter of 2010, we recognized an impairment charge of $1.6 million on a vacant property located in Illinois (the “Illinois property”) formerly leased to Metaldyne to reduce its carrying value of $4.1 million to its estimated fair value of $2.5 million in connection with the property’s potential sale. During the second quarter of 2010, we recognized an additional impairment charge of $0.5 million on the Illinois property to further reduce its carrying value to its estimated selling price of $2.0 million; however, there can be no assurance that we will be able to sell this property. During the third quarter of 2010, we recognized an impairment charge of $1.5 million on another vacant property located in Michigan (the “Michigan property”) previously leased to Metaldyne to reduce its carrying value of $6.1 million to its estimated fair value of $4.6 million, which reflected its appraised value. Metaldyne filed for bankruptcy protection in May 2009 and subsequently vacated four of the five properties it leased from us. We entered into direct leases with existing subtenants at two of the properties vacated by Metaldyne. The Illinois and Michigan properties remain vacant as of the date of this Report. At September 30, 2010, the Illinois and Michigan properties were classified as Net investment in properties in the consolidated financial statements.

Nexpak Corporation

During the first quarter of 2010, we recognized an impairment charge of $0.3 million on a vacant property previously leased to Nexpak to reduce its carrying value of $7.6 million to its estimated fair value of $7.3 million in connection with a potential sale. During the third quarter of 2010, we recognized an additional impairment charge of $1.7 million on the same property to further reduce its carrying value to its estimated fair value of $5.6 million, which reflected its appraised value. Nexpak vacated the property in 2009 subsequent to filing for bankruptcy and terminating its lease with us in bankruptcy court. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

The Upper Deck Company

During the third quarter of 2010, we recognized an other-than-temporary impairment charge of $4.7 million to reflect the decline in the estimated fair value of the venture’s underlying net assets in comparison with the carrying value of our interest in the venture. At September 30, 2010, this venture was classified as an Equity investment in real estate in the consolidated financial statements.

Tower Automotive, Inc.

During the second quarter of 2010, we recognized an impairment charge of $0.4 million on a property leased to Tower Automotive to reduce its carrying value of $4.9 million to its estimated fair value of $4.5 million, which reflected its estimated selling price; however, there can be no assurance that we will be able to sell this property. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Atrium Companies, Inc.

During the first quarter of 2010, we recognized an impairment charge of $2.2 million on a property leased to Atrium Companies, Inc. to reduce its carrying value of $5.2 million to its estimated fair value of $3.0 million, which reflected its estimated selling price. In August 2010, this property was sold to a third-party for $3.0 million. Prior to its disposition, this property was classified as Net investment in direct financing leases in the consolidated financial statements.

2009 Impairments:

Metaldyne Company

During the third quarter of 2009, we recognized an impairment charge of $4.0 million on the Michigan property to reduce its carrying value of $10.3 million to its estimated fair value of $6.3 million, which reflected its estimated selling price at that time; however, there can be no assurance that we will be able to sell this property. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

Nortel Networks Inc.

During the third quarter of 2009, we recognized an impairment charge of $16.9 million on a property previously leased to Nortel Networks Inc. (“Nortel”) to reduce its carrying value of $39.3 million to its estimated fair value of $22.4 million. After Nortel filed for bankruptcy and disaffirmed its lease with us in 2009, we entered into a direct lease with the existing subtenant; however, the new tenant defaulted on its rental obligation and the property was vacant. In March 2010, we returned the property to the lender in exchange for the lender’s agreement to release us from all mortgage loan obligations. The results of operations of this property are included in (Loss) income from discontinued operations in the consolidated financial statements.

Note 10.	Noncontrolling Interests

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. There were no changes in our ownership interest in any of our consolidated subsidiaries for the nine months ended September 30, 2010 and 2009.

The following table presents a reconciliation of total equity, the equity attributable to our stockholders and the equity attributable to noncontrolling interests (in thousands):

		CPA®:14	Noncontrolling
	Total	Stockholders	Interests

Balance at January 1, 2010	$664,700	$647,194	$17,506
Shares issued	12,000	12,000	—
Contributions	1,390	—	1,390
Net income	42,938	40,888	2,050
Distributions	(59,887)	(52,012)	(7,875)
Change in other comprehensive loss	(3,133)	(3,127)	(6)
Shares repurchased	(1,381)	(1,381)	—

Balance at September 30, 2010	$656,627	$643,562	$13,065

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		CPA®:14	Noncontrolling
	Total	Stockholders	Interests

Balance at January 1, 2009	$743,200	$726,652	$16,548
Shares issued	13,889	13,889	—
Net income	13,795	12,435	1,360
Distributions	(52,712)	(51,515)	(1,197)
Consolidation of a venture	1,779	—	1,779
Change in other comprehensive income	4,781	4,758	23
Shares repurchased	(38,114)	(38,114)	—

Balance at September 30, 2009	$686,618	$668,105	$18,513

Note 11.	Commitments and Contingencies

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Note 12.	Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code of 1986, as amended. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. At September 30, 2010 and December 31, 2009, we had unrecognized tax benefits of $0.2 million and $0.1 million, respectively, that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both September 30, 2010 and December 31, 2009, we had less than $0.1 million of accrued interest related to uncertain tax positions. Our tax returns are subject to audit by taxing authorities. These audits can often take years to complete and settle. The tax years 2003 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject.

Note 13.	Discontinued Operations

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

In March and June 2010, we sold two domestic properties back to each of their respective tenants for a total price of $11.1 million, net of selling costs, and recognized a net loss on the sales of $0.4 million. In connection with one of the property sales, we used a portion of the sale proceeds to defease non-recourse

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

mortgage debt of $1.5 million on the related property. All amounts are inclusive of affiliates’ noncontrolling interests in the properties.

In June 2010, we entered into an agreement to sell a property for approximately $22.0 million; however, there can be no assurance that we will be able to sell this property. This property was classified as Assets held for sale on our consolidated balance sheet at September 30, 2010.

In June 2010, a consolidated subsidiary consented to a court order appointing a receiver when we stopped making payments on the related non-recourse debt obligation involving a property that was previously leased to Buffets, Inc. As we no longer have control over the activities that most significantly impact the economic performance of this subsidiary following possession of the property by the receiver during June 2010, the subsidiary was deconsolidated during the second quarter of 2010. At the date of deconsolidation, the property had a carrying value of $6.6 million, reflecting the impact of impairment charges totaling $8.1 million recognized in 2009, and the related non-recourse mortgage loan had an outstanding balance of $19.4 million. In connection with this deconsolidation, we recognized a gain of $12.9 million during the second quarter of 2010. We believe that our retained interest in this deconsolidated entity had no value at the date of deconsolidation.

In March 2010, we returned a property previously leased to Nortel to the lender in exchange for the lender’s agreement to release us from all mortgage loan obligations. At March 31, 2010, the property had a carrying value of $17.0 million, reflecting the impact of impairment charges totaling $22.2 million incurred in the fourth quarter of 2009, and the related non-recourse mortgage loan had an outstanding balance of $27.6 million. In connection with this disposition, we recognized a gain on the extinguishment of debt of $11.4 million during the first quarter of 2010.

In February and May 2009, we sold two domestic properties for a total price of $26.2 million, net of selling costs, and recognized a net gain on the sales of $8.6 million, excluding impairment charges recognized in prior years totaling $2.9 million. In connection with one of the property sales, we used a portion of the sale proceeds to defease a non-recourse mortgage loan of $2.7 million on the related property. The other property was encumbered by non-recourse mortgage debt of $12.2 million, which was subsequently re-collateralized with other properties.

The results of operations for properties that have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues	$158	$3,009	$1,830	$10,245
Expenses	(444)	(4,425)	(3,218)	(14,972)
Gain on extinguishment of debt	—	—	11,376	—
Gain on deconsolidation of a subsidiary	—	—	12,870	—
(Loss) gain on sale of real estate	—	—	(356)	8,611
Impairment charges	—	(16,852)	—	(16,852)

(Loss) income from discontinued operations	$(286)	$(18,268)	$22,502	$(12,968)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Property Associates 16 — Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 16 — Global Incorporated and its subsidiaries (the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

New York, New York
March 26, 2010, except with respect to our opinion insofar as it relates to the effects of the discontinued operations as discussed in Notes 2, 10, 11, 17, 18 and 20, as to which the date is January 4, 2011.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands, except share amounts)

ASSETS
Investments in real estate:
Real estate, at cost	$1,696,872	$1,661,160
Operating real estate, at cost	83,718	82,776
Accumulated depreciation	(118,833)	(80,249)

Net investments in properties	1,661,757	1,663,687
Real estate under construction	61,588	483
Net investment in direct financing leases	342,055	341,335
Equity investments in real estate	158,149	185,120

Net investments in real estate	2,223,549	2,190,625
Notes receivable	362,707	351,200
Cash and cash equivalents	83,985	174,209
Intangible assets, net	162,432	168,088
Funds in escrow	21,586	52,163
Other assets, net	34,746	30,918

Total assets	$2,889,005	$2,967,203

LIABILITIES AND EQUITY
Liabilities:
Non-recourse debt	$1,445,889	$1,438,226
Accounts payable, accrued expenses and other liabilities	36,290	52,836
Prepaid and deferred rental income and security deposits	58,063	56,053
Due to affiliates	14,193	21,502
Distributions payable	20,346	20,140

Total liabilities	1,574,781	1,588,757

Redeemable noncontrolling interests	337,397	331,841

Commitments and contingencies (Note 13)
Equity:
CPA®:16 — Global stockholders’ equity:
Common stock, $.001 par value; 250,000,000 shares authorized; 129,995,172 and 125,352,123 shares issued, respectively	130	125
Additional paid-in capital	1,174,230	1,130,135
Distributions in excess of accumulated earnings	(225,462)	(141,938)
Accumulated other comprehensive income	5,397	2,140

	954,295	990,462
Less, treasury stock at cost, 7,134,071 and 3,286,473 shares, respectively	(65,636)	(30,566)

Total CPA®:16 — Global stockholders’ equity	888,659	959,896

Noncontrolling interests	88,168	86,709

Total equity	976,827	1,046,605

Total liabilities and equity	$2,889,005	$2,967,203

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2009	2008	2007
	(In thousands, except share and per share amounts)

Revenues
Rental income	$150,837	$147,862	$110,688
Interest income from direct financing leases	27,448	28,864	24,134
Interest income on notes receivable	28,796	29,478	20,743
Other real estate income	23,234	23,214	3,459
Other operating income	3,587	3,310	1,835

	233,902	232,728	160,859

Operating Expenses
Depreciation and amortization	(47,415)	(45,225)	(31,190)
Property expenses	(33,026)	(31,786)	(20,718)
Other real estate expenses	(18,064)	(19,377)	(3,250)
General and administrative	(9,059)	(12,521)	(9,483)
Impairment charges	(35,146)	(890)	—

	(142,710)	(109,799)	(64,641)

Other Income and Expenses
Income from equity investments in real estate	13,837	8,769	2,104
Other interest income	217	4,083	20,303
Gain on extinguishment of debt	6,512	—	—
Other income and (expenses)	(734)	(1,822)	5,099
Interest expense	(80,782)	(82,997)	(63,836)

	(60,950)	(71,967)	(36,330)

Income before income taxes	30,242	50,962	59,888
Provision for income taxes	(5,795)	(4,169)	(2,837)

Income from continuing operations	24,447	46,793	57,051

Discontinued Operations
Income from operations of discontinued properties	1,690	567	1,547
Gain on sale of real estate	7,634	—	—
Impairment charges	(20,812)	—	—

Income from discontinued operations	(11,488)	567	1,547

Net Income	12,959	47,360	58,598
Add: Net loss (income) attributable to noncontrolling interests	8,050	(339)	(6,048)
Less: Net income attributable to redeemable noncontrolling interests	(23,549)	(26,774)	(18,346)

Net (Loss) Income Attributable to CPA®:16 — Global Stockholders	$(2,540)	$20,247	$34,204

(Loss) Earnings Per Share
(Loss) Income from continuing operations attributable to CPA®:16 — Global stockholders	$—	$0.16	$0.28
Income from discontinued operations attributable to CPA®:16 — Global stockholders	(0.02)	0.01	0.01

Net (loss) income attributable to CPA®:16 — Global stockholders	$(0.02)	$0.17	$0.29

Weighted Average Shares Outstanding	122,824,957	121,314,180	116,654,112

Amounts Attributable to CPA®:16 — Global Stockholders
(Loss) income from continuing operations, net of tax	401	19,292	33,074
Income from discontinued operations, net of tax	(2,941)	955	1,130

Net (loss) income	$(2,540)	$20,247	$34,204

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2009	2008	2007
	(In thousands)

Net Income	$12,959	$47,360	$58,598
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	11,613	(44,188)	(6,415)
Change in unrealized (loss) gain on derivative instruments	(900)	(3,968)	1,539
Change in unrealized (loss) gain on marketable securities	(28)	55	12

	10,685	(48,101)	(4,864)

Comprehensive income (loss)	23,644	(741)	53,734

Amounts Attributable to Noncontrolling Interests:
Net loss (income)	8,050	(339)	(6,048)
Foreign currency translation adjustment	(1,860)	3,459	(4,829)
Change in unrealized gain on derivative instruments	(13)	—	—

Comprehensive loss (income) attributable to noncontrolling interests	6,177	3,120	(10,877)

Amounts Attributable to Redeemable Noncontrolling Interests:
Net income	(23,549)	(26,774)	(18,346)
Foreign currency translation adjustment	(5,555)	14,877	32,508

Comprehensive (income) loss attributable to redeemable noncontrolling interests	(29,104)	(11,897)	14,162

Comprehensive Income (Loss) Attributable to CPA®:16 — Global Stockholders	$717	$(9,518)	$57,019

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY
For the years ended December 31, 2009, 2008 and 2007

				Distributions	Accumulated
			Additional	in Excess of	Other		Total
		Common	Paid-in	Accumulated	Comprehensive	Treasury	CPA®:16	Noncontrolling
	Shares	Stock	Capital	Earnings	(Loss) Income	Stock	Stockholders	Interests	Total
	(In thousands, except share and per share amounts)

Balance at January 1, 2007	113,988,048	$115	$1,028,933	$(40,769)	$9,090	$(6,638)	$990,731	$31,358	$1,022,089
Shares issued $.001 par, at $10 per share, net of offering costs	3,584,285	4	33,763				33,767		33,767
Shares, $.001 par, issued to the advisor at $10 per share	2,281,172	2	22,810				22,812		22,812
Distributions declared ($0.6498 per share)				(75,916)			(75,916)		(75,916)
Contributions							—	330,387	330,387
Distributions to noncontrolling interests							—	(299,067)	(299,067)
Net income				34,204			34,204	6,048	40,252
Other comprehensive income (loss):
Foreign currency translation adjustment					21,264		21,264	4,829	26,093
Change in unrealized loss on derivative instruments					1,539		1,539		1,539
Change in unrealized gain (loss) on marketable securities					12		12		12
Repurchase of shares	(786,395)					(7,316)	(7,316)		(7,316)

Balance at December 31, 2007	119,067,110	121	1,085,506	(82,481)	31,905	(13,954)	1,021,097	73,555	$1,094,652

Shares issued $.001 par, at $10 per share, net of offering costs	3,543,833	3	32,220				32,223		32,223
Shares, $.001 par, issued to the advisor at $10 per share	1,240,982	1	12,409				12,410		12,410
Distributions declared ($0.6576 per share)				(79,704)			(79,704)		(79,704)
Contributions							—	24,396	24,396
Distributions to noncontrolling interests							—	(8,122)	(8,122)
Net income				20,247			20,247	339	20,586
Other comprehensive income (loss):
Foreign currency translation adjustment					(25,852)		(25,852)	(3,459)	(29,311)
Change in unrealized loss on derivative instruments					(3,968)		(3,968)		(3,968)
Change in unrealized gain (loss) on marketable securities					55		55		55
Repurchase of shares	(1,786,275)					(16,612)	(16,612)		(16,612)

Balance at December 31, 2008	122,065,650	125	1,130,135	(141,938)	2,140	(30,566)	959,896	86,709	1,046,605

Shares issued $.001 par, at $9.80 and $10.00 per share, net of offering costs	3,440,053	4	32,257				32,261		32,261
Shares, $.001 par, issued to the advisor at $9.80 per share	1,202,996	1	11,838				11,839		11,839
Distributions declared ($0.6621 per share)				(80,984)			(80,984)		(80,984)
Contributions							—	24,884	24,884
Distributions to noncontrolling interests							—	(17,248)	(17,248)
Net income				(2,540)			(2,540)	(8,050)	(10,590)
Other comprehensive income (loss):
Foreign currency translation adjustment					4,198		4,198	1,860	6,058
Change in unrealized loss on derivative instruments					(913)		(913)	13	(900)
Change in unrealized gain (loss) on marketable securities					(28)		(28)		(28)
Repurchase of shares	(3,847,598)					(35,070)	(35,070)	—	(35,070)

Balance at December 31, 2009	122,861,101	$130	$1,174,230	$(225,462)	$5,397	$(65,636)	$888,659	$88,168	$976,827

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008	2007
	(In thousands)

Cash Flows — Operating Activities
Net income	$12,959	$47,360	$58,598
Adjustments to net income: Depreciation and amortization including intangible assets and deferred financing costs	49,348	47,800	33,180
Straight-line rent adjustments, amortization of rent-related intangibles and financing lease adjustments	3,007	821	788
Income from equity investments in real estate in excess of distributions received	1,788	3,987	2,987
Issuance of shares to affiliate in satisfaction of fees due	11,839	12,410	25,175
Realized loss (gain) on foreign currency transactions, net	400	(1,407)	(2,360)
Unrealized loss (gain) on foreign currency and derivative transactions, net	378	3,365	(2,739)
Realized gain on sale of real estate	(7,634)	(136)	—
Gain on extinguishment of debt	(8,825)	—	—
Impairment charges	55,958	890	—
Change in other operating assets and liabilities, net(a)	661	2,345	5,356

Net cash provided by operating activities	119,879	117,435	120,985

Cash Flows — Investing Activities
Distributions from equity investments in real estate in excess of equity income	46,959	12,064	4,256
Contributions to equity investments in real estate	(62,448)	(8,274)	(64,518)
Acquisition of real estate and other capital expenditures(b)	(137,380)	(150,219)	(638,182)
Funding/purchases of note receivable	(5,978)	(7,291)	(315,940)
Funds placed in escrow for future acquisition and construction of real estate	—	(18,843)	(43,496)
Release of funds held in escrow for acquisition and construction of real estate	11,122	39,072	5,349
Proceeds from sale of real estate	28,185	22,886	—
Payment of deferred acquisition fees to affiliate	(9,082)	(29,546)	—
VAT taxes paid in connection with acquisition of real estate	—	—	(885)
VAT taxes recovered in connection with acquisition of real estate	—	3,711	—
Proceeds from maturity of short-term investments	—	—	1,698
Receipt of principal payment of mortgage note receivable	—	301	288

Net cash used in investing activities	(128,622)	(136,139)	(1,051,430)

Cash Flows — Financing Activities
Distributions paid	(80,778)	(79,011)	(72,551)
Distributions paid to noncontrolling interests	(44,447)	(36,349)	(300,107)
Contributions from noncontrolling interests	24,884	747	313,081
Proceeds from mortgages and notes payable	78,516	102,124	731,574
Scheduled payments of mortgage principal	(18,747)	(15,487)	(18,053)
Prepayment of mortgages and note payable	(34,781)	(4,312)	—
Deferred financing costs and mortgage deposits, net of deposits refunded	(386)	(688)	(975)
Proceeds from issuance of shares, net of costs of raising capital	32,261	32,223	31,404
Purchase of treasury stock	(35,070)	(16,612)	(7,316)

Net cash (used in) provided by financing activities	(78,548)	(17,365)	677,057

Change in Cash and Cash Equivalents During the Year
Effect of exchange rate changes on cash	(2,933)	(1,481)	924

Net decrease in cash and cash equivalents	(90,224)	(37,550)	(252,464)
Cash and cash equivalents, beginning of year	174,209	211,759	464,223

Cash and cash equivalents, end of year	$83,985	$174,209	$211,759

Supplemental cash flow information (in thousands):
Interest paid, net of amounts capitalized	$81,620	$86,044	$58,924

Interest capitalized	$2,446	$2,419	$2,662

Income taxes paid	$3,880	$5,717	$1,409

(a)	Changes in due to affiliates and accounts payable, accrued expenses and other liabilities exclude amounts related to the raising of capital (financing activities) pursuant to our public offerings. At December 31, 2007, the amount due to the advisor for such costs was $1.5 million. At December 31, 2009, all costs related to the raising of capital have been paid to the advisor.

(b)	Included in the cost basis of real estate investments acquired in 2009, 2008 and 2007 are deferred acquisition fees payable of $2.4 million, $3.4 million and $13.9 million, respectively.

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Business and Organization

Corporate Property Associates 16 — Global Incorporated is a publicly owned, non-actively traded REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2009, our portfolio was comprised of our full or partial ownership interests in 386 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 27 million square feet (on a pro rata basis) with an occupancy rate of approximately 99%. We were formed as a Maryland corporation in June 2003 and are managed by the advisor.

Note 2.	Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements reflect all of our accounts including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity, which is referred to in this joint proxy statement/prospectus as VIE, and if we are deemed to be the primary beneficiary under current authoritative accounting guidance. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, we consider that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (i) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting.

We have an investment in a domestic tenant-in-common interest. Consolidation of this investment is not required as it does not qualify as a VIE and does not meet the control requirement required for consolidation. Accordingly, we account for this investment using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decision of this investment and thereby creates some responsibility by us for a return on our investment.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Out-of-Period Adjustments

During the fourth quarter of 2008, we identified errors in the consolidated financial statements for the years ended December 31, 2005 through 2008. These errors related to accounting for pre-operating activities of certain hotel investments (aggregating $0.5 million in 2007 and $0.4 million, $0.2 million and $0.1 million for the three months ended March 31, 2008, June 30, 2008, September 30, 2008, respectively) and minimum rent increases for a lessee (aggregating $1.8 million over the period from 2005-2007 and $0.1 million in each of the first three quarters of 2008). In addition, during the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2005 and 2006 related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2005-2006).

We concluded that these adjustments were not material to any prior periods’ consolidated financial statements. We also concluded that the cumulative adjustment was not material to the year ended December 31, 2008, nor was it material to the years ended 2007, 2006 and 2005. As such, this cumulative effect was recorded in the consolidated statements of operations as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to increase net income by $1.3 million for 2008 and decrease net income by $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this joint proxy statement/prospectus have been retrospectively adjusted to reflect the adoption of accounting guidance for noncontrolling interests during the year ended December 31, 2009, as well as the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using third party valuations or our estimates. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize renewals and improvements, while we expense as incurred replacements, maintenance and repairs that do not improve or extend the lives of the respective assets.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

Acquisition, Development and Construction Loans (“ADC Equity Arrangements”)

We evaluate mortgage loans where we participate in residual interests through loan provisions or other contracts to ascertain whether we have the same risks and rewards as an owner or a venture partner. Where we conclude that such arrangements are more appropriately treated as a hypothetical investment in real estate, we reflect such investment as part of “equity method investments in real estate” (Note 6). In these cases, our loan position is treated as preference capital in the hypothetical partnership rather than a loan and no interest income is recorded.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2009 and 2008, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times,

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest-only participation in a mortgage note receivable, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of Other Comprehensive Income (“OCI”) until realized.

Other Assets and Other Liabilities

We include interest receivable, tax receivable, stock warrants, marketable securities, deferred charges and deferred rental income in Other assets. We include derivatives and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2009, 2008 and 2007, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $14.7 million, $14.0 million and $9.8 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 68% of lease revenues during 2009), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee’s circumstances, the age of the receivables, the tenant’s credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Acquisition Costs

The FASB has revised its guidance for business combinations. The revised guidance establishes principles and requirements for how the acquirer in a business combination must recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the entity acquired, and goodwill acquired in a business combination. Additionally, the revised guidance requires that an acquiring entity must immediately expense all acquisition costs and fees associated with a business combination, while such costs are capitalized for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would have been capitalized and allocated to the cost basis of the acquisition. Post acquisition, there will be a subsequent positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. For those investments that are not deemed to be a business combination, the revised guidance is not expected to have a material impact on our consolidated financial statements. Historically, we have not acquired investments that would be deemed a business combination under the revised guidance.

During 2009, we made investments totaling $163.6 million, inclusive of amounts attributable to noncontrolling interests of $45.9 million, that were deemed to be real estate asset acquisitions. Costs and fees capitalized in connection with this investment activity totaled $7.8 million, inclusive of amounts attributable to noncontrolling interests of $2.3 million. We did not make any investments that were deemed to be business combinations during 2009.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties, or improvements, which range from 3 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value, as determined using market information. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset’s estimated fair value to its carrying value, and if the estimated fair value is less than the property’s carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture’s net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency Translation

We have interests in real estate investments in the European Union, Canada, Malaysia, Mexico and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British Pound Sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, and the Malaysian ringgit. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of OCI in equity. At

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2009 and 2008, the cumulative foreign currency translation adjustment gain was $7.8 million and $3.6 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized an unrealized gain of $0.4 million, an unrealized loss of $0.2 million and an unrealized gain of less than $0.1 million from such transactions for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008, and 2007, we recognized a realized loss of $0.4 million and realized gains of $1.4 million and $2.0 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our net taxable income (excluding net capital gains) to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

We elected to treat certain of our corporate subsidiaries as a TRS. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

(Loss) Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, (loss) earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued authoritative guidance for subsequent events, which we adopted as required in the second quarter of 2009. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct matters that most significantly impact the activities of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

Note 3.	Agreements and Transactions with Related Parties

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. Under the terms of this agreement, which was amended and renewed effective October 1, 2009, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

Under the advisory agreement, we pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2009 and 2008, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares of our common stock. For 2007, the advisor elected to receive both its asset management and performance fees in restricted shares of our common stock. We incurred base asset management fees of $11.7 million, $12.0 million and $9.0 million in 2009, 2008 and 2007, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2009, the advisor owned 5,738,582 shares (4.7%) of our common stock.

Transaction Fees

Under the advisory agreement, we also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date a property was purchased, subject to satisfying the 6% performance criterion. Interest on unpaid installments is 5% per year. During 2009, 2008 and 2007, we incurred current acquisition fees of $3.0 million, $4.2 million and $17.2 million, respectively, and deferred acquisition fees of $2.4 million, $3.4 million and $13.9 million, respectively. In addition, in May 2008, CPA®:17 — Global purchased from us an additional interest in a venture as described below. In connection with this purchase, CPA®:17 — Global assumed from us deferred acquisition fees payable totaling $0.6 million. Unpaid installments of deferred acquisition fees totaled $9.0 million and $15.7 million at December 31, 2009 and 2008, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $9.1 million and $29.5 million in cash to the advisor in January 2009 and 2008, respectively. We paid our first installment in January 2008.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $1.0 million at December 31, 2009. There were no subordinated disposition fees at December 31, 2008 as we did not sell any assets in 2008.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $3.1 million, $3.1 million and $2.3 million for 2009, 2008 and 2007, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. Under the terms of an agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.8 million, $0.8 million and $0.5 million in 2009, 2008 and 2007, respectively. Based on gross revenues through December 31, 2009, our current share of future annual minimum lease payments under this agreement would be $0.7 million annually through 2016.

We own interests in entities ranging from 25% to 70%, as well as a jointly-controlled tenant-in-common interest in a property, with the remaining interests held by affiliates. We consolidate certain of these entities (Note 2) and account for the remainder under the equity method of accounting (Note 6).

In June 2008, our affiliate, CPA®:17 — Global, exercised its option to purchase an additional 49.99% interest in a domestic venture in which we and CPA®:17 — Global previously held 99.99% and 0.01% interests, respectively. In connection with this transaction, we recognized a gain of $0.1 million as a result of the sale of our interest in the venture. We continue to consolidate this investment because, in our capacity as the managing member, we have the right to control operations as well as the ability to dissolve the venture or otherwise purchase the interest of the other member.

In June 2007, we met our performance criterion, and as a result, amounts included in Due to affiliates in the consolidated balance sheets totaling $45.9 million at June 30, 2007, consisting of performance fees of

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$11.9 million, deferred acquisition fees of $31.7 million and interest thereon of $2.3 million, became payable to the advisor. We paid the previously deferred performance fees totaling $11.9 million to the advisor in July 2007 in the form of 1,194,549 restricted shares of our common stock. The deferred acquisition fees of $31.7 million and interest thereon of $2.3 million were payable to the advisor in cash beginning in January 2008. We paid installments of $28.3 million and $4.7 million in January 2008 and 2009, respectively, and paid the remaining installment of $1.1 million in January 2010. These amounts are exclusive of deferred acquisition fees and interest thereon incurred in connection with transactions completed subsequent to meeting the performance criterion.

Note 4.	Net Investments in Properties

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	December 31,
	2009	2008

Land	$345,347	$340,216
Buildings	1,351,525	1,320,944
Less: Accumulated depreciation	(112,385)	(76,943)

	$1,584,487	$1,584,217

Operating Real Estate

Operating real estate, which consists primarily of our hotel operations, at cost, is summarized as follows (in thousands):

	December 31,
	2009	2008

Land	$8,296	$8,296
Buildings	75,422	74,480
Less: Accumulated depreciation	(6,448)	(3,306)

	$77,270	$79,470

Acquisitions of Real Estate

2009 — In July 2009, a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, entered into an investment in Hungary for a total cost of approximately $93.6 million, inclusive of noncontrolling interest of $45.9 million and acquisition fees payable to the advisor. In connection with this investment, which was deemed to be a real estate asset acquisition, we capitalized acquisition-related costs and fees totaling $4.6 million, inclusive of amounts attributable to noncontrolling interests of $2.3 million.

2008 — During 2008, we acquired six investments in properties located in the United States, Finland, France and Germany at a total cost of $125.4 million.

Real Estate Under Construction

2009  — As of September 30, 2009, we consolidated a domestic build-to-suit project that was previously accounted for under the equity method of accounting (Note 6). During 2008, we entered into this domestic

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

build-to-suit project for a total cost of up to $61.2 million that we accounted for under the equity method of accounting as it constituted an ADC equity arrangement (Note 2). Total estimated construction costs for this project were increased to $63.0 million during 2009. The ADC equity arrangement provided for a fixed annual interest rate of 5.8% and was scheduled to mature in April 2010. We were committed to purchase the property at a fixed price upon completion, and the borrower had little or no equity in the transaction. Costs incurred on this project through December 31, 2009 of $61.6 million have been presented as Real estate under construction in the consolidated balance sheet.

Additionally, during 2009, we entered into and completed a domestic expansion project for an existing tenant totaling $4.5 million. Capitalized acquisition-related costs and fees related to this project totaled $0.2 million. Upon completion of this expansion, we sold the property to an affiliate of our tenant for $50.6 million, net of selling costs (Note 17).

2008 — During 2008, we entered into two domestic build-to-suit projects for a total cost up to $12.2 million, based on estimated construction costs. Costs incurred on these projects through December 31, 2008 of $0.5 million have been presented as Real estate under construction in the consolidated balance sheet.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based adjustments, under non-cancelable operating leases are as follows (in thousands):

Years Ending December 31,

2010	$160,135
2011	160,640
2012	161,007
2013	161,308
2014	161,713
Thereafter through 2031	1,789,242

There were no percentage rents for operating leases in 2009, 2008 and 2007.

Note 5.	Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	December 31,
	2009	2008

Minimum lease payments receivable	$546,606	$564,513
Unguaranteed residual value	263,380	259,506

	809,986	824,019
Less: unearned income	(467,931)	(482,684)

	$342,055	$341,335

See Note 11 for a discussion of impairment charges incurred during 2009 and 2008, respectively.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based adjustments, under non-cancelable direct financing leases are as follows (in thousands):

Years Ending December 31,

2010	$31,261
2011	31,314
2012	31,375
2013	31,429
2014	31,487
Thereafter through 2031	389,740

There were no percentage rents for direct financing leases in 2009, 2008 and 2007.

Note 6.	Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control (Note 2). All of the underlying investments are owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings).

Our equity investments in real estate included an investment in a mortgage loan (an Acquisition, Development and Construction, which is referred to in this joint proxy statement/prospectus as an “ADC,” arrangement) where we participated in residual interests through the loan provisions or other contracts and which we concluded was more appropriately treated as a hypothetical investment in real estate. This investment was reflected as part of equity method investments in real estate and our loan position was treated as preference capital to the hypothetical partnership rather than a loan, with no interest income recorded. We acquired the equity interest and consolidated this investment in our financial statements at September 30, 2009. The acquisition of this interest did not have a material impact on our financial position and results of operations.

During 2009, we incurred impairment charges in Income from continuing operations totaling $50.9 million on several of our consolidated investments. Primarily as a result of these impairment charges, our 2009 results reflect a loss from continuing operations before income taxes attributable to CPA®:16 — Global stockholders. Because of the loss reflected in our 2009 results, we have provided disaggregated summarized financial information for our unconsolidated ventures in the tables below.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

		Ownership	Carrying Value at
		Interest at	December 31,
Lessee	Subsidiary Name(s)	December 31, 2009	2009	2008

Equity Investments in Real Estate:
U-Haul Moving Partners, Inc. and Mercury Partners, LP	UH Storage (DE) LP	31%	$33,834	$34,817
The New York Times Company	620 Eighth NYT (NY) LP & 620 Eighth Lender NYT LP	27%	33,195	—
Schuler A.G.(a)	Property in Göppingen, Germany(b)	33%	23,469	22,982
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)(a)	Wegell GMBH	25%	18,934	16,058
TietoEnator Plc(a)	Finit (FI) LLC	40%	8,488	8,385
Police Prefecture, French Government (a)(c)	Tissue SARL	50%	8,268	13,310
OBI A.G. (a)(c)	Pol Beaver LLC	25%	6,794	8,829
Pohjola Non-life Insurance Company (a)(c)	Pohj Landlord (Finland) LLC	40%	6,632	7,696
Frontier Spinning Mills, Inc.	FRO SPIN (NC) LLC	40%	6,077	15,551
Actebis Peacock GmbH.(a)	Tech Landlord (GER) LLC	30%	5,644	5,833
Actuant Corporation(a)	GB-ACT (GER) LP	50%	2,758	2,845
Consolidated Systems, Inc.	Property in Columbia, South Carolina(b)	40%	2,131	2,164
Lindenmaier A.G.(a)	Linden (GER) LLC	33%	1,569	4,565
Thales S.A.(a)	BBA I Invest SARL	35%	356	—

			158,149	143,035

ADC Equity Arrangement:
Soho House Beach House LLC	Carey 16 Lending Corp.	N/A	—	42,085

			$158,149	$185,120

(a)	Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b)	We own an interest in this property through a tenant-in-common interest.

(c)	The decrease in carrying value was primarily due to cash distributions made to us by the venture.

The New York Times Company

In March 2009, 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for approximately $233.7 million, inclusive of acquisition fees payable to the advisor. We, our advisor and another affiliate, CPA®:17 — Global, hold 27.25% 17.75% and 55% interests, respectively, in both 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP. Our share of the purchase price was approximately $64.2 million, which we funded with our existing cash resources. We account for this investment under the equity method of accounting as we do not have a controlling interest in the entity but exercise significant influence over it. In connection with this investment, which was deemed a direct financing lease, 620 Eighth NYT (NY) LP and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

620 Eighth Lender NYT LP capitalized acquisition-related costs and fees totaling $8.7 million. In August 2009, 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP obtained mortgage financing on the New York Times property of $119.8 million at an annual interest rate of LIBOR plus 4.75% that has been capped at 8.75% through the use of an interest rate cap. This new financing has a term of five years.

Schuler A.G.

In 2007, we and an affiliate obtained 33% and 67% tenant-in-common interests in a property in Göppingen, Germany leased to Schuler, A.G. for a total cost of $73.8 million.

Hellweg Die Profi-Baumarkte GmbH & Co. KG

During 2009, Wegell GmbH prepaid $7.4 million of its non-recourse mortgage obligation in exchange for the lender’s agreement to amend certain loan covenants related to the tenant. Wegell GmbH subsequently placed $5.3 million into escrow to be used for an expansion of a property and received additional proceeds of $3.5 million from the same mortgage loan to partially finance the expansion.

OBI A.G.

At December 31, 2009, the carrying value of this investment included our share of the net loss on interest rate swap derivative instruments recognized by the venture during 2009.

Frontier Spinning Mills, Inc.

In 2008, we and an affiliate obtained 40% and 60% interests, respectively, in FRO SPIN (NC) LLC, a domestic venture that leases properties to Frontier Spinning Mills, Inc., at a total cost of $38.9 million. In July 2009, FRO SPIN (NC) LLC obtained mortgage financing of $23.4 million and distributed the proceeds to the venture partners.

Actebis Peacock GmbH

In 2008, we and an affiliate obtained 30% and 70% interests, respectively, in a German venture that leases properties to Actebis Peacock GmbH at a total cost of $69.4 million, including a commitment to construct an expansion for a total cost up to $11.1 million. The venture obtained non-recourse mortgage financing of $36.1 million, with a fixed annual interest rate of 6.5% and a term of 7 years. The venture also obtained a commitment for additional financing up to $7.8 million for the purpose of constructing the expansion. No costs had been incurred and no mortgage proceeds had been drawn down in connection with the proposed expansion at December 31, 2009.

Lindenmaier A.G.

In 2007, we and an affiliate obtained 33% and 67% interests, respectively, in Linden (GER) LLC, a German venture that leases properties to Lindenmaier A.G., at a total cost of $30.8 million. Linden (GER) LLC simultaneously obtained mortgage financing of $12.8 million and distributed the proceeds to the venture partners. Amounts are based on the exchange rate of the Euro at the date of acquisition and financing.

In April 2009, Lindenmaier A.G. filed for bankruptcy in Germany. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that expired in February 2010 and was then converted to a month-to-month lease. This interim agreement provides for substantially lower rental income than the original lease. We recognized other-than-temporary impairment charges of $2.7 million and $1.4 million during 2009 and 2008, respectively, in connection with this venture. (Note 11).

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2009 and 2008, Linden (GER) LLC incurred impairment charges of $12.3 million and less than $0.1 million to reduce its carrying value in the properties to the properties’ estimated fair value. Other-than-temporary impairment charges on equity investments in real estate are calculated using a different method than impairment charges related to net investments in properties and net investments in direct financing leases, and therefore the other-than-temporary impairment charges recognized by us during 2009 and 2008 are not comparable to the impairment charges recognized by Linden (GER) LLC. See Impairments in Note 2 for an explanation of each method.

Thales S.A.

In July 2009, this venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million. The proceeds were used to partially repay the existing non-recourse mortgage loan on these properties, which had an outstanding balance of $74.7 million at the date of the sale. The remaining loan balance of $28.1 million is collateralized by the unsold fifth property. We recognized net other-than-temporary impairment charges of $0.9 million and $1.7 million during 2009 and 2008, respectively in connection with this venture (Note 11). At December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero.

During 2009 and 2008, the venture that owns the Thales, S.A. properties incurred impairment charges of $0.8 million and $35.4 million to reduce its carrying value in several of the properties to their estimated fair value. Other-than-temporary impairment charges recognized by us during 2009 and 2008 are not comparable to the impairment charges recognized by the venture. See Impairments in Note 2 for an explanation of each method.

Soho House Beach House LLC

In 2008, we entered into a domestic build-to-suit project for a total cost of up to $61.2 million that we accounted for under the equity method of accounting as it constituted an ADC equity arrangement (Note 2). Total estimated construction costs were increased to $63.0 million during 2009. The ADC equity arrangement provided for a fixed annual interest rate of 5.8% and was scheduled to mature in April 2010. We were committed to purchase the property at a fixed price upon completion, and the borrower had little or no equity in the transaction. At December 31, 2008, we had funded $37.0 million of our total commitment of $63.0 million. We consolidated this investment in our financial statements from September 30, 2009.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized balance sheet information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	December 31, 2009
		620 Eighth NYT
		(NY) LP & 620								Property in
		Eighth Lender	Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,	All
	Total	NYT LP(d)	LLC	(NC) LLC	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany	Others(e)

Assets
Net investments in real estate(a)	$1,336,512	$235,608	$87,261	$38,809	$16,965	$92,431	$92,398	$231,202	$183,588	$73,868	$284,382
Intangible assets	109,472	—	8,401	—	—	10,018	14,993	39,457	—	—	36,603
Other assets, net(b)	58,391	6,151	3,130	335	1,089	1,828	1,954	23,442	12,293	442	7,727

Total assets	$1,504,375	$241,759	$98,792	$39,144	$18,054	$104,277	$109,345	$294,101	$195,881	$74,310	$328,712

Liabilities and Equity
Debt	$932,778	$119,154	$75,785	$23,300	$12,656	$85,729	$90,602	$164,328	$106,937	$—	$254,287
Other liabilities(c)	70,533	2,520	1,421	538	909	2,000	2,571	20,234	14,008	6,108	20,224

Total liabilities	1,003,311	121,674	77,206	23,838	13,565	87,729	93,173	184,562	120,945	6,108	274,511

Partners’/ members’ equity	501,064	120,085	21,586	15,306	4,489	16,548	16,172	109,539	74,936	68,202	54,201

Total liabilities and equity	$1,504,375	$241,759	$98,792	$39,144	$18,054	$104,277	$109,345	$294,101	$195,881	$74,310	$328,712

	December 31, 2008
									Property in
		Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,	All
	Total	LLC	(NC) LLC	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany	Others(e)

Assets
Net investments in real estate(a)	$1,150,415	$87,825	$38,866	$29,136	$92,851	$92,710	$235,930	$181,261	$73,254	$318,582
Intangible assets	125,698	9,437	—	1,122	11,482	16,292	42,108	—	—	45,257
Other assets, net(b)	102,773	1,777	373	739	2,175	9,051	22,066	7,220	14	59,358

Total assets	$1,378,886	$99,039	$39,239	$30,997	$106,508	$118,053	$300,104	$188,481	$73,268	$423,197

Liabilities and Equity
Debt	$850,125	$76,170	$—	$12,574	$85,419	$89,924	$168,202	$113,754	$—	$304,082
Other liabilities(c)	61,110	1,442	361	691	1,955	1,855	19,302	11,390	6,434	17,680

Total liabilities	911,235	77,612	361	13,265	87,374	91,779	187,504	125,144	6,434	321,762

Partners’/members’ equity	467,651	21,427	38,878	17,732	19,134	26,274	112,600	63,337	66,834	101,435

Total liabilities and equity	$1,378,886	$99,039	$39,239	$30,997	$106,508	$118,053	$300,104	$188,481	$73,268	$423,197

(a)	Net investments in real estate consists of net investments in properties and net investments in direct financing leases.

(b)	Other assets, net consisted primarily of escrow balances, tenant security deposits held by lenders and restricted cash balances aggregating $31.2 million and $25.9 million at December 31, 2009 and 2008, respectively, and cash and cash equivalents balances aggregating $18.3 million and $23.0 million at December 31, 2009 and 2008, respectively. At December 31, 2008, Other assets, net also included contributions aggregating $51.8 million related to the Soho House Beach House ADC arrangement and a related note receivable.

(c)	Other liabilities consists primarily of miscellaneous amounts held on behalf of tenants and prepaid and deferred rent and security deposits.

(d)	We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).

(e)	All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized income statement information for our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	Year Ended December 31, 2009
		620 Eighth NYT
		(NY) LP & 620								Property in
		Eighth Lender	Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,	All
	Total	NYT LP(e)	LLC	(NC) LLC(f)	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany	Others(g)

Revenues
Lease revenues(a)	$140,230	$21,751	$8,636	$4,469	$2,000	$9,240	$8,272	$30,589	$14,881	$6,568	$33,824
Other operating income	2,731	—	6	—	—	—	255	12	—	—	2,458

	142,961	21,751	8,642	4,469	2,000	9,240	8,527	30,601	14,881	6,568	36,282

Operating Expenses
Depreciation and amortization	(28,015)	—	(2,994)	—	(953)	(3,461)	(2,683)	(7,379)	—	—	(10,545)
Impairment charges(b)	(13,118)	—	—	—	(12,340)	—	—	—	—	—	(778)
Other operating expenses(c)	(10,475)	(24)	(740)	(2)	(1,555)	(476)	(804)	(241)	(1,476)	—	(5,157)

	(51,608)	(24)	(3,734)	(2)	(14,848)	(3,937)	(3,487)	(7,620)	(1,476)	—	(16,480)

Other Income and Expenses
Other income and (expenses), net(d)	9,749	1	48	—	(4)	(13)	12	8	20	310	9,367
Interest expense	(46,937)	(2,042)	(3,901)	(845)	(738)	(3,845)	(3,991)	(10,861)	(5,104)	—	(15,610)

	(37,188)	(2,041)	(3,853)	(845)	(742)	(3,858)	(3,979)	(10,853)	(5,084)	310	(6,243)

Net Income (Loss)	$54,165	$19,686	$1,055	$3,622	$(13,590)	$1,445	$1,061	$12,128	$8,321	$6,878	$13,559

	Year Ended December 31, 2008
									Property in
		Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,	All
	Total	LLC	(NC) LLC(f)	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany	Others(g)

Revenues
Lease revenues(a)	$116,813	$8,790	$12	$2,703	$9,343	$8,109	$28,541	$15,155	$6,802	$37,358
Other operating income	4,756	278	—	7	—	130	5	—	—	4,336

	121,569	9,068	12	2,710	9,343	8,239	28,546	15,155	6,802	41,694

Operating Expenses
Depreciation and amortization	(30,151)	(3,148)	—	(148)	(3,638)	(2,819)	(7,379)	—	—	(13,019)
Impairment charges(b)	(35,422)	—	—	(30)	—	—	—	—	—	(35,392)
Other operating expenses(c)	(14,383)	(840)	—	(409)	(469)	(766)	(135)	(1,753)	(453)	(9,558)

	(79,956)	(3,988)	—	(587)	(4,107)	(3,585)	(7,514)	(1,753)	(453)	(57,969)

Other Income and Expenses
Other income and (expenses), net(d)	2,203	69	—	(131)	133	302	13	162	8	1,647
Interest expense	(46,059)	(4,197)	—	(791)	(4,107)	(4,230)	(11,137)	(5,455)	—	(16,142)

	(43,856)	(4,128)	—	(922)	(3,974)	(3,928)	(11,124)	(5,293)	8	(14,495)

Net (Loss) Income	$(2,243)	$952	$12	$1,201	$1,262	$726	$9,908	$8,109	$6,357	$(30,770)

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2007
								Property in
		Finit (FI)	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,	All
	Total	LLC	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany	Others(g)

Revenues
Lease revenues(a)	$100,553	$7,963	$510	$8,454	$7,109	$28,541	$14,115	$1,808	$32,053
Other operating income	5,018	550	—	—	594	1	2	—	3,871

	105,571	8,513	510	8,454	7,703	28,542	14,117	1,808	35,924

Operating Expenses
Depreciation and amortization	(27,804)	(2,940)	(34)	(3,399)	(2,634)	(7,379)	—	—	(11,418)
Other operating expenses(c)	(9,292)	(993)	(1)	(7)	(603)	(83)	(1,256)	(3)	(6,346)

	(37,096)	(3,933)	(35)	(3,406)	(3,237)	(7,462)	(1,256)	(3)	(17,764)

Other Income and Expenses
Other income and (expenses), net(d)	1,571	275	87	104	119	25	149	—	812
Interest expense	(42,625)	(3,974)	(172)	(3,866)	(3,906)	(11,335)	(5,196)	—	(14,176)

	(41,054)	(3,699)	(85)	(3,762)	(3,787)	(11,310)	(5,047)	—	(13,364)

Net Income	$27,421	$881	$390	$1,286	$679	$9,770	$7,814	$1,805	$4,796

(a)	Lease revenues consists of rental income and interest income from direct financing leases.

(b)	For the years ended December 31, 2009 and 2008, All Other included impairment charges totaling $0.8 million and $35.4 million recognized by the venture that leases properties to Thales, S.A. (see Thales S.A. above).

(c)	Other operating expenses consists of property expenses, general and administrative expenses and provision for foreign, state and local income taxes.

(d)	Other income and (expenses), net consists primarily of gains (losses) on foreign currency transactions and derivative instruments and other interest income. Included in All Others for the year ended December 31, 2009 was a gain of $11.3 million recognized by a venture in connection with the sale of several properties (see Thales S.A. above).

(e)	We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).

(f)	We acquired our interest in FRO SPIN (NC) LLC in 2008 (see Frontier Spinning Mills, Inc. above).

(g)	All Others includes unconsolidated ventures that were not significant to the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present summarized cash flow information for certain of our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	Year Ended December 31, 2009
	620 Eighth NYT
	(NY) LP & 620								Property in
	Eighth Lender	Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,
	NYT LP(a)	LLC	(NC) LLC(b)	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany

Net cash provided by (used in):
Operating activities	$17,213	$1,292	$3,877	$(640)	$2,473	$2,979	$20,061	$7,448	$7,358
Investing activities	(233,720)	—	—	—	—	—	—	(5,576)	—
Financing activities	216,566	(170)	(4,240)	1,177	(2,840)	(9,907)	(19,065)	(2,299)	(6,714)
Effect of exchange rate changes on cash	—	103	—	46	26	(576)	—	10	(217)

Net (decrease) increase in cash and cash equivalents	59	1,225	(363)	583	(341)	(7,504)	996	(417)	427
Cash and cash equivalents, beginning of year	—	1,252	373	376	2,128	8,770	3,447	3,475	3

Cash and cash equivalents, end of year	$59	$2,477	$10	$959	$1,787	$1,266	$4,443	$3,058	$430

	Year Ended December 31, 2008
								Property in
	Finit (FI)	FRO SPIN	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,
	LLC	(NC) LLC(b)	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany

Net cash provided by (used in):
Operating activities	$1,575	$373	$764	$1,946	$2,388	$17,266	$6,526	$6,455
Investing activities	—	(38,866)	(20)	—	—	—	—	(1)
Financing activities	(3,337)	38,866	(867)	(4,960)	(363)	(13,822)	(15,108)	(6,788)
Effect of exchange rate changes on cash	(350)	—	1	(377)	(1,147)	—	(1,183)	337

Net (decrease) increase in cash and cash equivalents	(2,112)	373	(122)	(3,391)	878	3,444	(9,765)	3
Cash and cash equivalents, beginning of year	3,364	—	498	5,519	7,892	3	13,240	—

Cash and cash equivalents, end of year	$1,252	$373	$376	$2,128	$8,770	$3,447	$3,475	$3

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2007
							Property in
	Finit (FI)	Linden	Pohj Landlord	Tissue	UH Storage	Wegell	Göppingen,
	LLC	(GER) LLC	(Finland) LLC	SARL	(DE) LP	GMBH	Germany

Net cash provided by (used in):
Operating activities	$708	$897	$1,918	$1,992	$17,097	$7,811	$7,813
Investing activities	—	(30,778)	—	—	—	—	(73,817)
Financing activities	240	30,396	(427)	(282)	(17,094)	(2,018)	66,012
Effect of exchange rate changes on cash	337	(17)	121	589	—	810	(8)

Net increase in cash and cash equivalents	1,285	498	1,612	2,299	3	6,603	—
Cash and cash equivalents, beginning of year	2,079	—	3,907	5,593	—	6,637	—

Cash and cash equivalents, end of year	$3,364	$498	$5,519	$7,892	$3	$13,240	$—

(a)	We acquired our interest in 620 Eighth NYT (NY) LP and 620 Eighth Lender NYT LP in 2009 (see The New York Times Company above).

(b)	We acquired our interest in FRO SPIN (NC) LLC in 2008 (see Frontier Spinning Mills, Inc. above).

The following table presents scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter for certain of our equity investments in real estate (in thousands):

	620 Eighth
	NYT (NY) LP
	& 620 Eighth				Pohj Landlord
	Lender	Finit (FI)	FRO SPIN	Linden	(Finland)	Tissue	UH Storage	Wegell
Years Ending December 31,	NYT LP	LLC	(NC) LLC	(GER) LLC	LLC	SARL	(DE) LP	GMBH

2010	$2,498	$1,896	$315	$129	$1,299	$966	$4,136	$3,507
2011	2,626	2,101	341	129	1,523	1,106	4,415	4,676
2012	2,761	2,306	369	129	1,702	1,246	4,683	4,676
2013	2,902	2,511	399	129	1,881	1,386	5,028	4,676
2014	108,367	66,971	433	129	1,971	1,584	146,066	4,676
Thereafter	—	—	21,443	12,011	77,353	84,314	—	84,726

Total	$119,154	$75,785	$23,300	$12,656	$85,729	$90,602	$164,328	$106,937

We recognized income from our equity investments in real estate of $13.8 million, $8.8 million and $2.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts represent our share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Note 7.	Notes Receivable

At December 31, 2009 and 2008, notes receivable totaled $363.6 million and $351.2 million, respectively.

Hellweg 2

In April 2007, we and our affiliates acquired a venture (the “property venture”) that in turn acquired a 24.7% ownership interest in a limited partnership. We and our affiliates also acquired a second venture (the “lending venture”), which made a loan (the “note receivable”) to the holder of the remaining 75.3% interests in the limited partnership (the “partner”). We refer to this transaction as the “Hellweg 2” transaction. At December 31, 2009 and 2008, the note receivable totaled $337.4 million and $331.8 million, respectively, inclusive of amounts attributable to noncontrolling interests of $250.9 million and $246.7 million, respectively.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of the note receivable, the lending venture will receive interest at a fixed annual rate of 8%. The note receivable matures in April 2017.

In connection with this transaction, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase. We have presented the note receivable on a gross basis and have classified the partner’s corresponding 75.3% interest in the limited partnership as redeemable noncontrolling interest in the consolidated financial statements.

Other

In June 2007, we entered into an agreement to provide a developer with a construction loan of up to $14.8 million that provides for a variable annual interest rate of LIBOR plus 2.5% and matures in April 2010. In November 2008, we amended this agreement to provide for a construction loan of up to $15.8 million at a variable annual interest rate of LIBOR plus 2.5% that matures in June 2010. At December 31, 2009 and 2008, the balance of the construction loan receivable was $15.6 million and $9.7 million, respectively, which included amounts funded of $14.8 million and $9.0 million, respectively.

In addition, we had a note receivable which totaled $9.6 million at both December 31, 2009 and 2008, with a fixed annual interest rate of 6.3% and a maturity date of February 2015.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Intangibles

In connection with our acquisition of properties, we have recorded net lease intangibles of $151.0 million, which are being amortized over periods ranging from three years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows:

	December 31,
	2009	2008

Amortized Intangibles Assets
Management contract	$874	$874
Franchise agreement	2,240	2,240
Less: accumulated amortization	(785)	(436)

	2,329	2,678

Lease intangibles:
In-place lease	115,437	110,104
Tenant relationship	34,674	31,997
Above-market rent	44,433	48,318
Less: accumulated amortization	(34,441)	(25,009)

	160,103	165,410

	162,432	168,088

Amortized Below-Market Rent Intangible
Below-market rent	(43,541)	(40,713)
Less: accumulated amortization	5,331	3,774

	$(38,210)	$(36,939)

Net amortization of intangibles, including the effect of foreign currency translation, was $8.5 million, $8.4 million and $6.8 million for 2009, 2008 and 2007, respectively. Based on the intangibles recorded at December 31, 2009, scheduled net annual amortization of intangibles for each of the next five years is expected to be $8.4 million annually between 2010 and 2014.

Note 9.	Fair Value Measurements

In September 2007, the FASB issued authoritative guidance for using fair value to measure assets and liabilities, which we adopted as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, which we adopted as required on January 1, 2009. In April 2009, the FASB provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, which we adopted as required in the second quarter of 2009. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps;

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain marketable securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$49,261	$49,261	$—	$—
Marketable securities	1,851	—	—	1,851
Derivative assets	2,228	—	50	2,178

	$53,340	$49,261	$50	$4,029

Liabilities: Derivative liabilities	$(380)	$—	$(380)	$—

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$137,203	$137,203	$—	$—
Marketable securities	2,192	—	—	2,192
Derivative assets	2,973	—	—	2,973

	$142,368	$137,203	$—	$5,165

Liabilities:
Derivative liabilities	$(520)	$—	$(520)	$—

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

	Unobservable Inputs (Level 3 Only)
	Marketable	Derivative		Marketable	Derivative
	Securities	Assets	Total Assets	Securities	Assets	Total Assets
	Year Ended December 31, 2009			Year Ended December 31, 2008

Beginning balance	$2,192	$2,973	$5,165	$2,438	$6,246	$8,684
Total gains or losses (realized and unrealized):
Included in earnings	—	(799)	(799)	—	(3,176)	(3,176)
Included in other comprehensive income	(28)	4	(24)	55	(97)	(42)
Amortization and accretion	(313)	—	(313)	(301)	—	(301)

Ending balance	$1,851	$2,178	$4,029	$2,192	$2,973	$5,165

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$(799)	$(799)	$—	$(3,176)	$(3,176)

Gains and losses (realized and unrealized) included in earnings are reported in Other income and expenses in the consolidated financial statements.

Our financial instruments had the following carrying value and fair value (in thousands):

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-recourse debt	$1,445,889	$1,286,300	$1,438,226	$1,202,552
Notes receivable	362,707	363,389	351,200	341,238
Marketable securities(a)	1,839	1,851	2,153	2,192

(a)	Carrying value represents historical cost for marketable securities.

We determine the estimated fair value of our debt instruments and notes receivable using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2009 and 2008.

Items Measured at Fair Value on a Non-Recurring Basis

At December 31, 2009, we performed our quarterly assessment of the value of our real estate investments in accordance with current authoritative accounting guidance. We determined the valuation of these assets using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. Actual results may differ materially if market conditions or the underlying assumptions change. See Note 11 for a discussion of impairment charges incurred in 2009.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2009 and 2008, respectively. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Total Fair Value	Total Impairment	Total Fair Value	Total Impairment
	Measurements	Charges	Measurements	Charges

Assets:
Net investments in properties	$135,541	$46,152	$—	$—
Net investments in direct financing leases	167,752	2,279	55,977	890
Equity investments in real estate	1,925	3,598	4,583	3,085
Intangible assets	8,170	7,564	—	—

	$313,388	$59,593	$60,560	$3,975

Liabilities:	$(1,394)	$(37)	$—	$—

Intangible liabilities	$(1,394)	$(37)	$—	$—

Note 10.	Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants’ inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our marketable securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and the British Pound Sterling and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant’s rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and expenses in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates on foreign currency. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

In March 2008, the FASB amended the existing guidance for accounting for derivative instruments and hedging activities to require additional disclosures that are intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows. The enhanced disclosure requirements primarily surround the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. The required additional disclosures are presented below.

The following table sets forth our derivative instruments at December 31, 2009 and 2008 (in thousands):

		Asset Derivatives		Liability Derivatives
	Balance Sheet	Fair Value at December 31,		Fair Value at December 31,
	Location	2009	2008	2009	2008

Derivatives designated as hedging instruments
Interest rate caps	Other assets	$50	$—	$—	$—
Foreign exchange contracts	Other liabilities	—	—	(143)	—
Interest rate swaps	Other liabilities	—	—	(236)	(520)

		50	—	(379)	(520)

Derivatives not designated as hedging instruments
Embedded credit derivatives	Other assets	963	2,095	—	—
Stock warrants	Other assets	1,215	878	—	—

		2,178	2,973	—	—

Total derivatives		$2,228	$2,973	$(379)	$(520)

The following tables present the impact of derivative instruments on, and their location within, the consolidated financial statements (in thousands):

	Amount of Gain (Loss)			Amount of Gain (Loss)
	Recognized in OCI on Derivative			Reclassified from OCI into Income
	(Effective Portion)			(Effective Portion)
	Years Ended December 31,			Years Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2009	2008	2007	2009	2008	2007

Interest rate caps(a)(b)	$26	$—	$—	$—	$—	$—
Interest rate swaps(a)	284	(520)	—	—	—	—
Foreign currency forward contracts(a)(c)	(143)	—	—	27	—	—

Total	$167	$(520)	$—	$27	$—	$—

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	During the years ended December 31, 2009, 2008 and 2007, no gains or losses were reclassified from OCI into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

(b)	Includes gains attributable to noncontrolling interests totaling less than $0.1 million for the year ended December 31, 2009. We obtained this interest rate cap in March 2009.

(c)	Gains (losses) reclassified from OCI into income for contracts which have matured are included in Other income and expenses.

			Amount of Gain (Loss) Recognized
			in Income on Derivatives
Derivatives not in Cash Flow	Location of Gain (Loss)		Years Ended December 31,
Hedging Relationships	Recognized in Income		2009	2008	2007

Embedded credit derivatives(a)	Other income and (expenses	)	$(1,136)	$(3,406)	$2,741
Stock warrants	Other income and (expenses	)	338	230	—

Total			$(798)	$(3,176)	$2,741

(a)	Includes losses attributable to noncontrolling interests totaling $0.8 million and $2.7 million for the years ended December 31, 2009 and 2008, respectively, and a gain attributable to noncontrolling interests totaling $1.4 million for the year ended December 31, 2007.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty’s stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap and interest rate cap derivative instruments that we had outstanding at December 31, 2009 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

			Notional	Effective	Effective	Expiration	Fair Value at
	Type		Amount	Interest Rate	Date	Date	December 31, 2009

1-Month LIBOR	“Pay-fixed” swap		$3,880	6.7%	2/2008	2/2018	$(236)
1-Month LIBOR	Interest rate cap(a	)	29,000	6.6%	3/2009	3/2012	50

							$(186)

(a)	In February 2009, a venture in which we own a 50% interest, and which we consolidate, repaid a $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized a corresponding gain of $6.5 million. In connection with this transaction, the venture obtained new non-recourse mortgage financing of approximately $29.0 million. The new debt has an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate that has been capped at 10% through the use of an interest rate cap. This financing has a term of three years, with two one-year extensions. The applicable interest rate of the related debt was 6.6% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date.

An unconsolidated venture in which we hold a 25% ownership interest had a non-recourse mortgage with a total carrying value of $171.2 million and $171.4 million at December 31, 2009 and 2008, respectively. The mortgage, which was obtained in two tranches, effectively bears interest at annual interest rates that have been fixed at rates ranging from 5.0% to 5.6% through the use of interest rate swaps designated as cash flow hedges. The interest rate swaps expire between October 2015 and July 2016 and had a total net fair value liability of $8.3 million and $4.2 million at December 31, 2009 and 2008.

In April 2008, this venture unwound a swap with a notional value of $31.6 million at the date of termination and obtained a new interest rate swap with a notional value of $26.5 million. The new swap, which is designated as a cash flow hedge, effectively fixed the annual interest rate for this portion of the debt at 5.6% and expires in October 2015. In connection with the interest rate swap termination, the venture received a settlement payment of $1.1 million and recognized a realized gain of $1.1 million which is included in the determination of the venture’s net income.

In addition, an unconsolidated venture in which we hold a 27.25% ownership interest had a non-recourse mortgage with a total carrying value of $119.2 million at December 31, 2009. The mortgage bears interest at an annual interest rate of LIBOR plus 4.8% that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge. The applicable interest rate of the related debt was 5.0% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date. The interest rate cap expires in August 2014 and had an estimated total fair value of $3.0 million at December 31, 2009.

Our share of changes in the fair value of these interest rate caps and swaps is included in Accumulated other comprehensive income in equity and reflected unrealized losses of $1.1 million and $4.0 million for the years ended December 31, 2009 and 2008, respectively.

Foreign Currency Forward Contracts

We have entered into foreign currency forward contracts to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into these contracts, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

In January 2009, we entered into foreign currency forward contracts with a total notional amount of $4.2 million, based on the exchange rate of the Euro at December 31, 2009. These contracts fixed the exchange rate of the Euro to rates ranging from $1.3307 to $1.3436 with maturity dates between March 2009 and December 2010.

Embedded Credit Derivatives

In connection with our April 2007 investment in a portfolio of German properties through a venture in which we have a total effective ownership interest of 26% and which we consolidate, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Other

Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2009, we estimate that an additional $0.2 million will be reclassified as interest expense during the next twelve months.

We have agreements with certain of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on any of our indebtedness. At December 31, 2009, we have not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $0.4 million at December 31, 2009, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2009, we could have been required to settle our obligations under these agreements at their termination value of $0.4 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized lease revenues in certain areas, as described below. Although we view our exposure from properties that we purchased together with our affiliates based on our ownership percentage in these properties, the percentages below are based on our consolidated ownership and not on our actual ownership percentage in these investments.

At December 31, 2009, 56% of our directly owned real estate properties were located in the U.S., with the majority of our directly owned international properties located in the European Union (38%), with Germany (27%) representing the only international concentration. In addition, Hellweg 2, which is located in Germany, represented 20% of lease revenue in 2009, inclusive of noncontrolling interest. At December 31, 2009, our directly owned real estate properties contained significant concentrations in the following asset types: industrial (46%), retail (19%), warehouse/distribution (19%) and office (12%); and in the following tenant industries: retail (29%), chemicals, plastics, rubber and glass (10%) and automobile (10%).

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy. At December 31, 2009, we had eight tenants in automotive related industries, four of which have filed for bankruptcy protection (see below). These eight tenants accounted for lease revenues, inclusive of noncontrolling interests, and net loss or income from equity investments as follows: lease revenues from these tenants were $18.0 million, $19.9 million and $15.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. For our equity investments in real estate, we recognized net losses of $3.2 million and $0.8 million for the years ended December 31, 2009 and 2008, respectively and net income of $0.1 million for the year ended December 31, 2007. These investments had an aggregate carrying value of $152.0 million and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$180.3 million at December 31, 2009 and December 31, 2008, respectively. Based on their carrying values at December 31, 2009, 53% of these investments were international (in the European Union, Canada and Mexico).

At December 31, 2009, five tenants, four of which operate in the automotive industry, were in various stages of the bankruptcy process. These five tenants accounted for lease revenues and loss from equity investments of $5.4 million, inclusive of amounts attributable to noncontrolling interests of $1.9 million and $3.2 million, respectively, for 2009 and had an aggregate carrying value of $19.6 million at December 31, 2009. For the years ended December 31, 2009 and 2008, we incurred impairment charges totaling $35.3 million and $1.4 million, respectively, inclusive of noncontrolling interest of $12.7 million in 2009,on properties leased to these tenants (Note 11). As a result of these corporate defaults, during 2009 we suspended debt service on three non-recourse mortgage loans, which had an aggregate outstanding balance of $27.2 million at December 31, 2009, inclusive of amounts attributable to noncontrolling interests of $11.6 million. During the first quarter of 2010, the court appointed a receiver on one of these properties as a result of an event of default by us on the non-recourse mortgage debt with an outstanding balance of $13.3 million at December 31, 2009.

Note 11.	Impairment Charges

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2009 and 2008 (in thousands):

	Years Ended December 31,
	2009	2008

Net investments in properties(a)	$32,867	$—
Net investments in direct financing leases	2,279	890
Equity investments in real estate(b)	3,598	3,085

Total impairment charges included in income from continuing operations	38,744	3,975
Impairment charges included in discontinued operations	20,812	—

Total impairment charges	$59,556	$3,975

(a)	Includes charges recognized on intangible assets and liabilities related to net investments in properties (Note 10).

(b)	Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

No impairment charges were recognized during 2007.

Impairment charges recognized during 2009 and 2008 were as follows:

Foss Manufacturing Company, LLC

During 2009, we incurred an impairment charge of $16.0 million on a property leased to Foss Manufacturing Company, LLC as a result of a significant deterioration in the tenant’s financial outlook. We calculated the estimated fair value of this property based on a discounted cash flow analysis. During the second quarter of 2009, we entered into an amended lease agreement with Foss Manufacturing that substantially reduced annual contractual rent and provides for us to receive additional rent based on a percentage of sales. At December 31, 2009, these properties were classified as Net investments in properties in the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goertz & Schiele Corp.

During 2009, we recognized impairment charges totaling $15.7 million on a property leased to Goertz & Schiele Corp., which filed for bankruptcy in September 2009. We calculated the estimated fair values of this property based on discounted cash flow analyses and market information obtained from outside sources. The tenant ceased making rent payments during the second quarter of 2009 and, as a result, we suspended the debt service payments on the related mortgage loan beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings. During the first quarter of 2010, the subsidiary that holds this property consented to a court order appointing a receiver following an event of a default by us on a non-recourse debt obligation involving this property. As we no longer have control over the activities which most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the first quarter of 2010. At the date of deconsolidation, the property had a carrying value of $6.7 million, reflecting the impact of impairment charges totaling $15.7 million recognized in 2009, and the non-recourse mortgage loan had an outstanding balance of $13.3 million. In connection with this deconsolidation, we recognized a gain of $7.1 million, inclusive of amounts attributable to noncontrolling interest of $3.5 million during the first quarter of 2010. At December 31, 2009, this property was classified as Net investments in properties in the consolidated financial statements. Results of operations of this property are included in (Loss) income from discontinued operations in the consolidated financial statements.

Görtz & Schiele GmbH & Co

During 2009, we recognized impairment charges totaling $9.7 million on properties leased to Görtz & Schiele GmbH & Co., which filed for bankruptcy in November 2008. We calculated the estimated fair values of these properties based on discounted cash flow analyses and market information obtained from outside sources. The tenant ceased making rent payments during the second quarter of 2009 and, as a result, we suspended the debt service payments on the related mortgage loans beginning in July 2009. In March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with us on substantially the same terms. At December 31, 2009, these properties were classified as Net investments in properties in the consolidated financial statements.

John McGavigan Limited

During 2009, we incurred an impairment charge of $5.3 million on a property in the United Kingdom where the tenant, John McGavigan Limited, filed for bankruptcy in September 2009. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

MetalsAmerica, Inc.

During 2009, we recognized an impairment charge of $5.1 million related to a domestic property formerly leased to MetalsAmerica, Inc., which filed for bankruptcy in July 2009. We reduced the property’s carrying value of $6.6 million to its estimated selling price of $1.5 million and sold the property in August 2009. At December 31, 2009, the results of operations of this property are included in Income from discontinued operations in the consolidated financial statements.

Lindenmaier A.G.

During 2009 and 2008, we recognized other-than-temporary impairment charges of $2.7 million and $1.4 million, respectively, to reduce the carrying value of a venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis and market information obtained from outside sources. The venture leases property to Lindenmaier A.G., which filed for bankruptcy

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the second quarter of 2009. At December 31, 2009, this venture is classified as Equity investment in real estate in the consolidated financial statements.

Thales

During 2009, we recognized net other-than-temporary impairment charges of $0.9 million. In July 2009, a venture that owned a portfolio of five French properties leased to Thales S.A. sold four properties back to Thales. The outstanding debt balance on the four properties sold was allocated to the remaining property. An impairment charge was incurred to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis.

During 2008, we recognized an other-than-temporary impairment charge of $1.7 million to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. At December 31, 2009, this venture is classified as Equity investment in real estate in the consolidated financial statements.

Valley Diagnostic

During 2009, we incurred an impairment charge of $1.9 million in connection with a domestic property where the tenant, Valley Diagnostic, entered liquidation proceedings. We calculated the estimated fair value of this property using third party broker quotes. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Other

During 2009 and 2008, we recognized impairment charges totaling $2.3 million and $0.9 million on several properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties’ residual values, as determined by our annual third-party valuation of our real estate.

Note 12.	Debt

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $1.9 billion at December 31, 2009. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.4% to 7.7% and variable annual rates ranging from 5.2% to 6.7%, with maturity dates ranging from 2014 to 2031 at December 31, 2009.

Scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter are as follows (in thousands):

Years Ending December 31,	Total

2010	$21,958
2011	25,433
2012	56,507
2013	30,693
2014	97,301
Thereafter through 2031	1,211,630

1,443,522
Unamortized discount	2,367

Total	$1,445,889

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2009, a venture in which we own a 50% interest, and which we consolidate, repaid a $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. In connection with this transaction, the venture obtained new non-recourse mortgage financing of approximately $29.0 million. The new debt has an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate that has been capped at 10% through the use of an interest rate cap. This financing has a term of three years, with two one-year extensions. The applicable interest rate of the related debt was 6.6% at December 31, 2009, and therefore the interest rate cap was not being utilized at that date.

In July 2009, we obtained non-recourse mortgage financing on a venture in which we and an affiliate hold 51% and 49% interests, respectively, and which we consolidate, related to an investment entered into in Hungary. This financing totaled $49.5 million, inclusive of noncontrolling interest of $24.3 million, and has an annual fixed interest rate and term of 5.9% and seven years, respectively.

During 2008, in connection with our investment activity, we obtained non-recourse mortgage financing totaling $100.1 million, inclusive of noncontrolling interest of $19.7 million, at a weighted average annual interest rate and term of 6.5% and 10 years, respectively. One of these loans bears interest at a variable rate that has been effectively converted to a fixed rate through the use of an interest rate swap agreement (Note 10).

Note 13.	Commitments and Contingencies

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Note 14.	Equity

Distributions

Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	2009	2008	2007

Ordinary income(a)	$0.18	$0.16	$0.45
Return of capital	0.48	0.50	0.20

Total distributions	$0.66	$0.66	$0.65

(a)	Decrease in per share amount in 2008 was primarily due to fees paid to the advisor and deducted for income tax purposes in 2008 as a result of meeting our performance criterion in June 2007.

We declared a quarterly distribution of $0.1656 per share in December 2009, which was paid in January 2010 to stockholders of record at December 31, 2009.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated Other Comprehensive Income

The following table presents Accumulated OCI in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	December 31,
	2009	2008

Unrealized gain (loss) on marketable securities	$10	$38
Foreign currency translation adjustment	7,836	3,638
Unrealized (loss) gain on derivative instrument	(2,449)	(1,536)

Accumulated other comprehensive income	$5,397	$2,140

Note 15.	Noncontrolling Interests

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. In December 2007, the FASB amended the existing authoritative guidance for accounting for noncontrolling interests in consolidated financial statements, which we adopted as required on January 1, 2009. The new guidance establishes and expands accounting and reporting standards for noncontrolling interests and, if applicable, for the deconsolidation of a subsidiary. There were no changes in our ownership interest in any of our consolidated subsidiaries for the year ended December 31, 2009.

Redeemable Noncontrolling Interests

Under the current authoritative accounting guidance, we account for the noncontrolling interests in a note receivable recorded in connection with a German transaction in 2007 as redeemable noncontrolling interests because the transaction contains put options that, if exercised, would obligate the partners to settle in cash. The partners’ interests are reflected at estimated redemption value for all periods presented.

Balance at January 1, 2007	$—
Contributions	314,211
Foreign currency translation adjustment	32,508

Balance at January 1, 2008	$346,719
Foreign currency translation adjustment	(14,877)

Balance at January 1, 2009	331,842
Foreign currency translation adjustment	5,555

Balance at December 31, 2009	$337,397

Note 16.	Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and in the European Union, Canada, Mexico, Malaysia and Thailand and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. Taxes on our foreign investments, primarily in Germany,

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprised a significant portion of our tax provision for both 2009 and 2008, with 2009 reflecting the full year impact of certain investments. In addition, we recognized impairment charges totaling $54.5 million (Note 11) for the year ended December 31, 2009, for which we did not recognize a tax benefit, resulting in a higher effective income tax rate for 2009 as compared to the prior years.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	December 31,
	2009	2008

Balance at January 1,	$473	$424
Additions based on tax positions related to the current year	29	170
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Settlements	—	—
Reductions for expiration of statute of limitations	(161)	(121)

Balance at December 31,	$341	$473

At December 31, 2009, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2009, 2008, and 2007, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2006-2009 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as TRSs. These subsidiaries own hotels that are managed on our behalf by third party hotel management companies. A TRS is subject to corporate federal income taxes and we provide for income taxes in accordance with current authoritative guidance. These entities have operated since inception at losses for federal income taxes purposes and a full valuation allowance with respect to net deferred tax assets including net operating loss carryforwards.

Note 17.	Discontinued Operations

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, company insolvencies or lease rejections in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may elect to sell a property that is occupied if selling the property yields the highest value. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we reclassify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

Subsequent to the filing of our annual report on Form 10-K on March 26, 2010, during the first quarter of 2010, a consolidated subsidiary consented to a court order appointing a receiver following an event of default by us on a non-recourse debt obligation involving a property that was previously leased to Goertz & Schiele Corp. As we no longer have control over the activities which most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the first quarter of 2010. The net results of operations of this property, including impairment charges of

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$15.7 million recognized during 2009, have been reclassified to discontinued operations for each of the years ended December 31, 2009, 2008 and 2007 (Note 20).

In July 2009, we sold a domestic property for $50.6 million, net of selling costs, which was comprised of cash consideration of $26.1 million and the assumption of a non-recourse mortgage loan that had an outstanding balance of $24.5 million at the date of sale. We recognized a gain of $8.0 million in connection with this sale.

In August 2009, we sold a domestic property for $1.3 million, net of selling costs, and recognized a loss on the sale of $0.3 million, excluding an impairment charge recognized in 2009 of $5.1 million (Note 11). This property was encumbered by a non-recourse mortgage loan of $3.6 million. Concurrent with the closing of this sale, the lender agreed to release all the liens on the property in exchange for the $1.3 million proceeds. As a result of the release of the liens, we recognized a net gain on extinguishment of debt of $2.3 million.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007

Revenues	$5,299	$6,728	$5,329
Expenses	(5,924)	(6,161)	(3,782)
Gain on sale of assets	7,634	—	—
Gain on extinguishment of debt	2,313	—	—
Impairment charges	(20,812)	—	—

Income from discontinued operations	$(11,490)	$567	$1,547

Note 18.	Segment Information

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

2009	Domestic	Foreign(a)	Total Company

Revenues	$129,955	$103,947	$233,902
Total long-lived assets(b)	1,235,053	988,496	2,223,549

2008	Domestic	Foreign(a)	Total Company

Revenues	$129,089	$103,639	$232,728
Total long-lived assets(b)	1,287,160	903,465	2,190,625

2007	Domestic	Foreign(a)	Total Company

Revenues	$85,404	$75,455	$160,859
Total long-lived assets(b)	1,218,908	951,071	2,169,979

(a)	Consists of operations in the European Union, Mexico, Canada and Asia.

(b)	Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19.	Selected Quarterly Financial Data (unaudited)

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009(b)	December 31, 2009(c)
	(Dollars in thousands, except per share amounts)

Revenues(a)	$55,708	$57,833	$60,117	$60,244
Operating expenses(a)	(42,457)	(26,635)	(43,841)	(29,777)
Net income (loss)	2,565	12,331	(2,734)	797
Less: Net (income) loss attributable to noncontrolling interests	(4,183)	(1,244)	9,100	4,377
Less: Net income attributable to redeemable noncontrolling interests	(6,027)	(5,738)	(4,530)	(7,254)
Net (Loss) Income Attributable to CPA®:16 — Global stockholders	(7,645)	5,349	1,836	(2,080)
(Loss) earnings per share attributable to CPA®:16 — Global stockholders	(0.06)	0.04	0.02	(0.02)
Distributions declared per share	0.1653	0.1656	0.1656	0.1656

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(d)

Revenues(a)	$54,675	$59,928	$59,623	$58,502
Operating expenses(a)	(24,972)	(26,532)	(28,666)	(29,629)
Net income	14,358	15,969	9,718	7,315
Less: Net (income) loss attributable to noncontrolling interests	(1,887)	(981)	2,192	337
Less: Net income attributable to redeemable noncontrolling interests	(6,659)	(7,155)	(6,906)	(6,054)
Net Income Attributable to CPA®:16 — Global stockholders	5,812	7,833	5,004	1,598
Earnings per share attributable to CPA®:16 — Global stockholders	0.05	0.06	0.04	0.02
Distributions declared per share	0.1637	0.1642	0.1647	0.1650

(a)	Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b)	Net income for the third quarter of 2009 includes impairment charges totaling $25.4 million in connection with several properties and equity investments in real estate (Note 11).

(c)	Net income for the fourth quarter of 2009 includes impairment charges totaling $14.0 million in connection with several properties and equity investments in real estate (Note 11).

(d)	Net income for the fourth quarter of 2008 includes impairment charges totaling $4.0 million in connection with several properties and equity investments in real estate (Note 11).

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20.	Subsequent Event

Retrospective Adjustment for Discontinued Operations

Subsequent to the filing of our annual report on Form 10-K on March 26, 2010, during the first quarter of 2010, a consolidated subsidiary consented to a court order appointing a receiver following an event of default by us on a non-recourse debt obligation involving a property that was previously leased to Goertz & Schiele Corp. As we no longer have control over the activities which most significantly impact the economic performance of this subsidiary following possession by the receiver, the subsidiary was deconsolidated during the first quarter of 2010. In accordance with current authoritative guidance for accounting for disposal of long-lived assets, the accompanying consolidated statements of operations have been retrospectively adjusted and the net results of operations of this property have been reclassified to discontinued operations from continuing operations for each of the years ended December 31, 2009, 2008 and 2007. The net effect of the reclassification represents increases of $17.1 million, or 233%, and $0.8 million, or 2%, in our previously reported income from continuing operations for the years ended December 31, 2009 and 2008, respectively, primarily reflecting a decrease in impairment charges of $15.7 million during the year ended December 31, 2009 as compared to the same period in 2008, and a decrease of $0.8 million, or 1%, in our previously reported income from continuing operations for the year ended December 31, 2007. There is no effect on our previously reported net income, financial condition or cash flows.

SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION
At December 31, 2009

											Life on which
											Depreciation
				Costs	Increase	Gross Amount at					in Latest
				Capitalized	(Decrease)	which Carried at					Statement of
		Initial Cost to Company		Subsequent to	in Net	Close of Period(d)			Accumulated	Date	Income is
Description	Encumbrances(a)	Land	Buildings	Acquisition(b)	Investments(c)	Land	Buildings	Total	Depreciation(d)	Acquired	Computed
	(In thousands)

Real Estate Under Operating Leases:

Industrial, warehouse/distribution and office facilities in Englewood, California and industrial facility in Chandler, AZ	$7,846	$3,380	$8,885	$—	$3	$3,380	$8,888	$12,268	$1,231	Jun. 2004	40 yrs.

Industrial and office facilities in Hampton, NH	14,434	9,800	19,960	—	(14,952)	4,454	10,354	14,808	2,519	Jul. 2004	40 yrs.

Land in Alberta, Calgary, Canada	1,443	2,247	—	—	552	2,799	—	2,799	—	Aug. 2004	N/A

Office facility in Tinton Falls, NJ	8,972	1,700	12,934	—	—	1,700	12,934	14,634	1,711	Sep. 2004	40 yrs.

Industrial facility in The Woodlands, TX	24,635	6,280	3,551	27,331	—	6,280	30,882	37,162	3,319	Sep. 2004	40 yrs.

Office facility in Southfield, MI	8,219	1,750	14,384	—	—	1,750	14,384	16,134	1,783	Jan. 2005	40 yrs.

Industrial facility in Cynthiana, KY	3,914	760	6,885	—	2	760	6,887	7,647	854	Jan. 2005	40 yrs.

Industrial facility in Buffalo Grove, IL	9,272	2,120	12,468	—	—	2,120	12,468	14,588	1,545	Jan. 2005	40 yrs.

Office and industrial facilities in Lumlukka, Thailand and warehouse/distribution and office facilities in Udom Soayudh Road, Thailand	16,424	8,942	10,547	6,174	4,124	10,280	19,507	29,787	2,275	Jan. 2005	40 yrs.

Industrial facility in Allen TX and office facility in Sunnyvale, CA	14,651	10,960	9,933	—	—	10,960	9,933	20,893	1,211	Feb. 2005	40 yrs.

Industrial facilities in Sandersville, GA; Fernley, NV; Erwin, TN and Gainesville, TX	4,335	1,190	5,961	—	—	1,190	5,961	7,151	727	Feb. 2005	40 yrs.

Office facility in Piscataway, NJ	76,431	19,000	70,490	—	—	19,000	70,490	89,490	8,444	Mar. 2005	40 yrs.

Land in Stuart, FL; Trenton and Southwest Harbor, ME and Portsmouth, RI	10,791	20,130	—	—	—	20,130	—	20,130	—	May. 2005	N/A

Industrial facilities in Peru, IL, Huber Heights, Lima and Sheffield, OH and Lebanon, TN and office facility in Lima, OH	17,800	1,720	23,439	—	—	1,720	23,439	25,159	2,710	May. 2005	40 yrs.

Industrial facility in Cambridge, Canada	6,479	800	8,158	—	1,768	966	9,760	10,726	1,128	May. 2005	40 yrs.

Education facility in Nashville, TN	6,203	200	8,485	9	—	200	8,494	8,694	964	Jun. 2005	40 yrs.

Industrial facility in Ramos Arizpe, Mexico	—	390	3,227	6	2	390	3,235	3,625	360	Jul. 2005	40 yrs.

Warehouse/distribution facility in Norwich, CT	14,543	1,400	6,698	28,357	2	2,600	33,857	36,457	2,992	Aug. 2005	40 yrs.

Industrial facility in Glasgow, Scotland	6,402	1,264	7,885	—	(5,186)	483	3,480	3,963	733	Aug. 2005	40 yrs.

Industrial facility in Aurora, CO	3,251	460	4,314	—	(728)	460	3,586	4,046	385	Sep. 2005	40 yrs.

Warehouse/distribution facility in Kotka, Finland	7,402	—	12,266	—	2,205	—	14,471	14,471	2,004	Oct. 2005	29 yrs.

Warehouse/distribution facility in Plainfield, IN	22,185	1,600	8,638	18,185	—	4,200	24,223	28,423	2,053	Nov. 2005	40 yrs.

Residential facility in Blairsville, PA(e)	15,945	648	2,896	23,295	—	1,046	25,793	26,839	1,678	Dec. 2005	40 yrs.

Residential facility in Laramie, WY(e)	17,187	1,650	1,601	21,450	—	1,650	23,051	24,701	1,578	Jan. 2006	40 yrs.

Warehouse/distribution and industrial facilities in Houston, Weimar, Conroe and Odessa, TX	8,124	2,457	9,958	—	190	2,457	10,148	12,605	1,407	Mar. 2006	20-30 yrs.

Office facility in Greenville, SC	10,213	925	11,095	—	57	925	11,152	12,077	1,268	Mar. 2006	33 yrs.

Retail facilities in Maplewood, Creekskill, Morristown, Summit and Livingston, NJ	27,713	10,750	32,292	—	98	10,750	32,390	43,140	3,329	Apr. 2006	35-39 yrs.

Warehouse/distribution facilities in Alameda, CA and Ringwood, NJ	5,782	1,900	5,882	—	—	1,900	5,882	7,782	515	Jun. 2006	40 yrs.

Industrial facility in Amherst, NY	9,939	500	14,651	—	—	500	14,651	15,151	1,669	Aug. 2006	30 yrs.

Industrial facility in Shah Alam, Malaysia(1)	—	5,740	3,927	21	610	6,127	4,171	10,298	387	Sep. 2006	35 yrs.

Warehouse/distribution facility in Spanish Fork, UT	8,515	1,100	9,448	—	—	1,100	9,448	10,548	748	Oct. 2006	40 yrs.

Industrial facilities in Georgetown, TX and Woodland, WA	3,615	800	4,368	3,693	2,570	1,737	9,694	11,431	387	Oct. 2006	40 yrs.

Industrial facility in Auburn Hills, MI	13,336	3,780	17,434	—	(13,943)	1,133	6,138	7,271	1,341	Nov. 2006	40 yrs.

Office facility in Washington, MI	30,022	7,500	38,094	—	—	7,500	38,094	45,594	2,936	Nov. 2006	40 yrs.

Office and industrial facilities in St. Ingbert and Puttlingen, Germany	9,788	1,248	10,921	—	(5,990)	560	5,619	6,179	860	Dec. 2006	40 yrs.

Warehouse/distribution facilities in Flora, MS and Muskogee, OK	3,809	335	5,816	—	—	335	5,816	6,151	448	Dec. 2006	40 yrs.

Various transportation and warehouse facilities in France	33,648	4,341	6,254	4,520	28,831	35,042	8,904	43,946	768	Dec. 2006, Mar. 2007	30 yrs.

Industrial facility in Fort Collins, CO	8,661	1,660	9,464	—	—	1,660	9,464	11,124	710	Dec. 2006	40 yrs.

Industrial facility in St. Charles, MO	13,717	2,300	15,433	—	—	2,300	15,433	17,733	1,157	Dec. 2006	40 yrs.

Industrial facilities in Salt Lake City, UT	5,304	2,575	5,683	—	—	2,575	5,683	8,258	443	Dec. 2006	38-40 yrs.

Warehouse/distribution facilities in Atlanta, Doraville and Rockmart, GA	57,867	10,060	72,000	6,816	—	10,060	78,816	88,876	5,954	Feb. 2007	30-40 yrs.

Industrial facility in Tuusula, Finland	16,807	1,000	16,779	8	1,289	1,075	18,001	19,076	1,527	Mar. 2007	32 yrs.

36 Retail facilities throughout Germany	399,176	83,345	313,770	20,909	21,817	89,343	350,498	439,841	26,288	Apr. 2007	30-40 yrs.

Warehouse/distribution facilities in Phoenix, AZ; Hayward, Vernon and South Gate, CA; Bedford Park, IL; Rock Hill, SC and Houston, TX	39,000	26,457	25,593	—	9	26,457	25,602	52,059	2,228	Jun. 2007	30 yrs.

											Life on which
											Depreciation
				Costs	Increase	Gross Amount at					in Latest
				Capitalized	(Decrease)	which Carried at					Statement of
		Initial Cost to Company		Subsequent to	in Net	Close of Period(d)			Accumulated	Date	Income is
Description	Encumbrances(a)	Land	Buildings	Acquisition(b)	Investments(c)	Land	Buildings	Total	Depreciation(d)	Acquired	Computed
	(In thousands)

Industrial facilities in Denver, CO and Nashville, TN	10,081	1,872	14,665	—	—	1,872	14,665	16,537	1,178	Jun. 2007, Jul. 2007	28-35 yrs.

Industrial facility in Sacramento, CA	30,565	—	42,478	3	—	—	42,481	42,481	2,567	Jul. 2007	40 yrs.

Industrial facilities in Guelph and Lagley, Canada	6,246	4,592	3,657	—	(25)	4,574	3,650	8,224	220	Jul. 2007	40 yrs.

Retail facilities in Wichita, KS and Oklahoma City, OK and warehouse/distribution facility in Wichita, KS	7,800	2,090	9,128	8	—	2,090	9,136	11,226	736	Jul. 2007	30 yrs.

Office facility in Harlingen, TX	4,050	700	5,115	—	(1,868)	461	3,486	3,947	369	Oct. 2007	30 yrs.

Industrial facility in Beaverton, MI	2,173	70	3,608	—	16	70	3,624	3,694	272	Oct. 2007	30 yrs.

Industrial facilities in Evansville, IN; Lawrence, KS and Baltimore, MD	29,000	4,770	78,288	—	(120)	4,650	78,288	82,938	5,219	Dec. 2007	30 yrs.

Warehouse/distribution facility in Suwanee, GA	16,500	1,950	20,975	—	—	1,950	20,975	22,925	1,049	Dec. 2007	40 yrs.

Industrial facilities in Colton, CA; Bonner Springs, KS and Dallas, TX and land in Eagan, MN	23,773	10,430	32,063	—	(764)	10,430	31,299	41,729	1,540	Mar. 2008	30-40 yrs.

Industrial facility in Ylamylly, Finland	10,195	58	14,220	—	(1,201)	53	13,024	13,077	570	Apr. 2008	40 yrs.

Industrial facility in Nurieux-Volognat, France	—	1,478	15,528	—	(5,626)	1,362	10,018	11,380	395	Jun. 2008	38 yrs.

Industrial facility in Windsor, CT	—	425	1,160	—	(188)	425	972	1,397	37	Jun. 2008	39 yrs.

Office and industrial facilities in Wolfach, Bunde and Dransfeld, Germany	—	2,554	13,492	—	(5,493)	2,349	8,204	10,553	410	Jun. 2008	30 yrs.

Warehouse/distribution facilities in Gyal and Herceghalom, Hungary	49,894	12,802	68,993	—	1,234	12,999	70,030	83,029	1,249	Jul. 2009	25 yrs.

	$1,214,077	$310,955	$1,215,837	$160,785	$9,295	$345,339	$1,351,533	$1,696,872	$112,385

SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION
At December 31, 2009

				Costs		Gross Amount at
				Capitalized	Increase	which Carried
		Initial Cost to Company		Subsequent to	(Decrease) in Net	at Close of	Date
Description	Encumbrances	Land	Buildings	Acquisition(b)	Investments(c)	Period Total	Acquired
	(In thousands)

Direct Financing Method:
Office and industrial facilities in Leeds, United Kingdom	$15,629	$6,908	$21,012	$—	$(1,766)	$26,154	May. 2004
Industrial facility in Alberta, Calgary, Canada	2,215	—	3,468	41	788	4,297	Aug. 2004
Industrial facilities in Kearney, MO; Fair Bluff, NC; York, NE; Walbridge, OH; Middlesex Township, PA; Rocky Mount, VA; Martinsburg, WV; warehouse/distribution facility in Fair Bluff, NC	15,053	2,980	29,191	—	(838)	31,333	Aug. 2004
Retail facilities in Vantaa, Finland and Linkoping, Sweden	18,074	4,279	26,628	49	(1,409)	29,547	Dec. 2004
Industrial and office facilities in Stuart, FL and industrial facilities in Trenton and Southwest Harbor, ME and Portsmouth, RI	19,800	—	38,189	—	(1,253)	36,936	May. 2005
Warehouse and distribution and office facilities in Newbridge, United Kingdom	14,481	3,602	21,641	2	(3,003)	22,242	Dec. 2005
Office facility in Marktheidenfeld, Germany	16,036	1,534	22,809	—	1,560	25,903	May. 2006
Retail facilities in Socorro, El Paso and Fabens, TX	14,274	3,890	19,603	31	(1,364)	22,160	Jul. 2006
Various transportation and warehouse facilities in France	28,102	23,524	33,889	6,814	(28,165)	36,062	Dec. 2006
Industrial facility in Bad Hersfeld, Germany	27,460	13,291	26,417	68	1,737	41,513	Dec. 2006
Retail facility in Gronau, Germany	4,308	414	3,789	—	257	4,460	Apr. 2007
Industrial facility in St. Ingbert, Germany	18,109	1,610	29,466	—	1,053	32,129	Aug. 2007
Industrial facility in Mt. Carmel, IL	2,301	56	3,528	—	39	3,623	Oct. 2007
Industrial facility in Elma, WA	3,880	1,300	5,261	—	(262)	6,299	Feb. 2008
Industrial facility in Eagan, MN	4,690	—	8,267	—	(338)	7,929	Mar. 2008
Industrial facility in Monheim, Germany	—	2,210	10,654	—	(1,396)	11,468	Jun. 2008

	$204,412	$65,598	$303,812	$7,005	$(34,360)	$342,055

													Life on which
													Depreciation
					Cost		Gross Amount at which						in Latest
		Initial Cost to Company			Capitalized	Increase	Carried at Close of Period(d)						Statement of
				Personal	Subsequent to	(Decrease) in Net			Personal		Accumulated	Date	Income is
Description	Encumbrances	Land	Buildings	Property	Acquisition(a)	Investments(b)	Land	Buildings	Property	Total	Depreciation(d)	Acquired	Computed

Operating Real Estate:

Hotel in Bloomington, MN	$—	$3,976	$7,492	$—	$35,904	$—	$3,976	$38,456	$4,940	$47,372	$3,339	Sep. 2006	40 yrs.

Hotel in Memphis, TN	27,400	4,320	29,929	3,274	1,938	(3,115)	4,320	28,752	3,274	36,346	3,109	Sep. 2007	30 yrs.

	$27,400	$8,296	$37,421	$3,274	$37,842	$(3,115)	$8,296	$67,208	$8,214	$83,718	$6,448

NOTES to SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION
(in thousands)

(a)	Includes unamortized discount on a mortgage note.

(b)	Consists of the costs of improvements subsequent to purchase and acquisition costs including construction costs on build-to-suit transactions, legal fees, appraisal fees, title costs and other related professional fees.

(c)	The increase (decrease) in net investment is primarily due to (i) the amortization of unearned income from net investment in direct financing leases, which produces a periodic rate of return that at times may be greater or less than lease payments received, (ii) sales of properties, (iii) impairment charges, and (iv) changes in foreign currency exchange rates.

(d)	Reconciliation of real estate and accumulated depreciation (see below):

(e)	Represents a triple-net lease to a tenant for student housing.

	Reconciliation of Real Estate Accounted for
	Under the Operating Method December 31,
	2009	2008	2007

Balance at beginning of year	$1,661,160	$1,602,512	$663,810
Additions	102,303	102,864	773,065
Reclassification from real estate under construction	8,525	7,515	82,637
Reclassification from (to) net investment in direct financing leases, operating rea	1,073	(14,274)	25,788
Impairment charges	(46,531)	—	—
Dispositions	(45,139)	—	—
Foreign currency translation adjustment	15,481	(37,457)	57,212

Balance at close of year	$1,696,872	$1,661,160	$1,602,512

	Reconciliation of Accumulated
	Depreciation December 31,
	2009	2008	2007

Balance at beginning of year	$76,943	$42,238	$15,217
Depreciation expense	36,719	36,094	26,171
Dispositions	(2,007)	—	—
Foreign currency translation adjustment	730	(1,389)	850

Balance at close of year	$112,385	$76,943	$42,238

	Reconciliation for Operating
	Real Estate December 31,
	2009	2008	2007

Balance at beginning of year	$82,667	$37,522	$—
Reclassification from real estate under construction	—	47,329	—
Reclassification to intangible assets	—	(3,114)	—
Additions	1,051	930	37,522

Balance at close of year	$83,718	$82,667	$37,522

	Reconciliation for Accumulated
	Depreciation for Operating
	Real Estate December 31,
	2009	2008	2007

Balance at beginning of year	$3,306	$339	$—
Depreciation expense	3,142	2,967	339

Balance at close of year	$6,448	$3,306	$339

At December 31, 2009, the aggregate cost of real estate, net of accumulated depreciation and accounted for as operating leases, owned by us and our consolidated subsidiaries for federal income tax purposes was $1.7 billion.

SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
At December 31, 2009

		Final	Face	Carrying
	Interest	Maturity	Amount of	Amount of
Description	Rate	Date	Mortgage	Mortgage
	(Dollars in thousands)

Note receivable issued to venture partner — Hellweg 2 transaction (a)(c)	8.0%	Apr. 2017	$337,397	$337,397
Construction line of credit provided to Ryder Properties, LLC (b)(c)	7.0%	Jun. 2010	15,612	15,612
Subordinated mortgage collateralized by properties occupied by Reyes Holding, LLC(c)	6.3%	Feb. 2015	9,567	9,698

			$362,576	$362,707

(a)	Amounts are based on the exchange rate of the local currencies at December 31, 2009.

(b)	Applicable annual interest rate at December 31, 2009. Mortgage face and carrying values represent amounts funded on total commitment of $15.8 million and interest accrued on the outstanding balance to date.

(c)	Balloon payments equal to the face amount of the loan are due at maturity.

NOTES TO SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE

	Reconciliation of Mortgage Loans on
	Real Estate December 31,
	2009	2008	2007
	(In thousands)

Balance at beginning of year	$351,200	$358,079	$9,603
Additions	5,917	7,965	315,940
Repayment	—	—	—
Accretion of principal	41	39	33
Amortization of premium	(6)	(6)	(6)
Write-off of unamortized premium	—	—	—
Foreign currency translation adjustment	5,555	(14,877)	32,509

Balance at December 31,	$362,707	$351,200	$358,079

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30,	December 31,
	2010	2009
	(In thousands, except share
	and per share amounts)

ASSETS
Investments in real estate:
Real estate, at cost (inclusive of amounts attributable to consolidated variable interest entities (“VIEs”) of $438,587 and $454,311, respectively)	$1,749,039	$1,696,872
Operating real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $29,219 for both periods presented	84,576	83,718
Accumulated depreciation (inclusive of amounts attributable to consolidated VIEs of $37,128 and $30,292, respectively)	(146,607)	(118,833)

Net investments in properties	1,687,008	1,661,757
Real estate under construction	—	61,588
Net investment in direct financing leases (inclusive of amounts attributable to consolidated VIEs of $50,587 and $52,521, respectively)	324,398	342,055
Equity investments in real estate	150,070	158,149

Net investments in real estate	2,161,476	2,223,549
Notes receivable (inclusive of amounts attributable to consolidated VIEs of $320,425 and $337,397, respectively)	351,793	362,707
Cash and cash equivalents (inclusive of amounts attributable to consolidated VIEs of $17,031 and $14,199, respectively)	61,563	83,985
Intangible assets, net (inclusive of amounts attributable to consolidated VIEs of $26,939 and $29,209, respectively)	153,110	162,432
Funds in escrow (inclusive of amounts attributable to consolidated VIEs of $10,056 and $12,339, respectively)	18,333	21,586
Other assets, net (inclusive of amounts attributable to consolidated VIEs of $4,520 and $7,908, respectively)	33,682	34,746

Total assets	$2,779,957	$2,889,005

LIABILITIES AND EQUITY
Liabilities:
Non-recourse debt (inclusive of amounts attributable to consolidated VIEs of $438,485 and $463,309, respectively)	$1,395,075	$1,445,889
Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIEs of $12,128 and $14,189, respectively)	35,391	36,290
Prepaid and deferred rental income and security deposits (inclusive of amounts attributable to consolidated VIEs of $11,549 and $12,476, respectively)	57,959	58,063
Due to affiliates	7,805	14,193
Distributions payable	20,681	20,346

Total liabilities	1,516,911	1,574,781

Redeemable noncontrolling interests	320,425	337,397

Commitments and contingencies (Note 10)
Equity:
CPA®:16 — Global stockholders’ equity:
Common stock, $0.001 par value; 250,000,000 shares authorized; 133,526,537 and 129,995,172 shares issued, respectively	134	130
Additional paid-in capital	1,206,051	1,174,230
Distributions in excess of accumulated earnings	(262,753)	(225,462)
Accumulated other comprehensive (loss) income	(7,039)	5,397

	936,393	954,295
Less, treasury stock at cost, 8,640,944 and 7,134,071 shares, respectively	(78,532)	(65,636)

Total CPA®:16 — Global stockholders’ equity	857,861	888,659
Noncontrolling interests	84,760	88,168

Total equity	942,621	976,827

Total liabilities and equity	$2,779,957	$2,889,005

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands, except share and per share amounts)

Revenues
Rental income	$38,004	$38,685	$114,396	$111,452
Interest income from direct financing leases	6,818	7,236	20,021	20,833
Interest income on notes receivable	6,983	7,518	20,858	21,227
Other real estate income	6,623	6,155	19,131	17,925
Other operating income	898	522	2,247	2,220

	59,326	60,116	176,653	173,657

Operating Expenses
Depreciation and amortization	(11,985)	(12,272)	(36,160)	(34,949)
Property expenses	(6,438)	(8,367)	(22,133)	(25,126)
Other real estate expenses	(4,991)	(4,587)	(14,148)	(13,624)
General and administrative	(1,819)	(2,002)	(6,051)	(6,635)
Impairment charges	(1,767)	(16,614)	(9,797)	(32,598)

	(27,000)	(43,842)	(88,289)	(112,932)

Other Income and Expenses
Income from equity investments in real estate	3,798	3,483	13,083	11,876
Other interest income	21	38	151	208
Gain on extinguishment of debt	—	—	—	6,512
Other income and (expenses)	(82)	(677)	(607)	305
Interest expense	(19,114)	(20,646)	(58,664)	(59,713)

	(15,377)	(17,802)	(46,037)	(40,812)

Income (loss) before income taxes	16,949	(1,528)	42,327	19,913
Provision for income taxes	(1,177)	(3,438)	(3,138)	(4,775)

Income (loss) from continuing operations	15,772	(4,966)	39,189	15,138

Discontinued Operations
Income (loss) from operations of discontinued properties	1	(204)	98	(311)
Gain on deconsolidation of a subsidiary	—	—	7,082	—
Gain on sale of real estate	—	7,634	—	7,634
Gain on extinguishment of debt	—	2,313	—	2,313
Impairment charges	—	(7,511)	—	(12,612)

Income (loss) from discontinued operations	1	2,232	7,180	(2,976)

Net Income (loss)	15,773	(2,734)	46,369	12,162

Less: Net (income) loss attributable to noncontrolling interests	(656)	9,100	(4,548)	3,673
Less: Net income attributable to redeemable noncontrolling interests	(4,208)	(4,530)	(17,445)	(16,295)

Net Income (Loss) Attributable to CPA®:16 — Global Stockholders	$10,909	$1,836	$24,376	$(460)

Earnings Per Share
Income (loss) from continuing operations attributable to CPA®:16 — Global stockholders	$0.09	$(0.03)	$0.17	$(0.01)
Income from discontinued operations attributable to CPA®:16 — Global stockholders	—	0.05	0.03	0.01

Net income attributable to CPA®:16 — Global stockholders	$0.09	$0.02	$0.20	$—

Weighted Average Shares Outstanding	124,948,799	122,907,481	124,261,348	122,791,365

Amounts Attributable to CPA®:16 — Global Stockholders
Income (loss) from continuing operations, net of tax	$10,908	$(4,330)	$20,789	$(1,782)
Income from discontinued operations, net of tax	1	6,166	3,587	1,322

Net income (loss)	$10,909	$1,836	$24,376	$(460)

Distributions Declared Per Share	$0.1656	$0.1656	$0.4968	$0.4965

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands)

Net Income (Loss)	$15,773	$(2,734)	$46,369	$12,162
Other Comprehensive Income (Loss):
Foreign currency translation adjustments	59,246	23,439	(26,736)	22,329
Change in unrealized loss on derivative instruments	(962)	(907)	(2,798)	(1,264)
Change in unrealized gain (loss) on marketable securities	17	5	41	(23)

	58,301	22,537	(29,493)	21,042

Comprehensive income	74,074	19,803	16,876	33,204

Amounts Attributable to Noncontrolling Interests:
Net (income) loss	(656)	9,100	(4,548)	3,673
Foreign currency translation adjustments	(7,090)	(3,301)	72	(3,631)
Change in unrealized gain (loss) on derivative instruments	—	1	13	(27)

Comprehensive (income) loss attributable to noncontrolling interests	(7,746)	5,800	(4,463)	15

Amounts Attributable to Redeemable Noncontrolling Interests:
Net income	(4,208)	(4,530)	(17,445)	(16,295)
Foreign currency translation adjustments	(33,050)	(12,805)	16,972	(11,652)

Comprehensive income attributable to redeemable noncontrolling interests	(37,258)	(17,335)	(473)	(27,947)

Comprehensive Income Attributable to CPA®:16 — Global Stockholders	$29,070	$8,268	$11,940	$5,272

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30,
	2010	2009
	(In thousands)

Cash Flows — Operating Activities
Net income	$46,369	$12,162
Adjustments to net income:
Depreciation and amortization including intangible assets and deferred financing costs	36,823	36,598
Straight-line rent adjustments and amortization of rent-related intangibles	(1,611)	1,919
(Income) loss from equity investments in real estate in excess of distributions received	(1,667)	626
Issuance of shares to affiliate in satisfaction of fees due	8,840	8,893
Realized gain on foreign currency transactions and other, net	78	755
Unrealized loss (gain) on foreign currency and derivative transactions, net	529	(1,033)
Gain on sale of real estate	—	(7,634)
Gain on deconsolidation of a subsidiary(a)	(7,082)	—
Gain on extinguishment of debt	—	(8,825)
Impairment charges	9,797	45,210
Change in other operating assets and liabilities, net	(1,067)	(1,023)

Net cash provided by operating activities	91,009	87,648

Cash Flows — Investing Activities
Distributions received from equity investments in real estate in excess of equity income	3,761	47,390
Contributions to equity investments in real estate	—	(62,448)
Acquisitions of real estate and other capital expenditures	(21,810)	(131,275)
Funding/purchases of notes receivable	(5,567)	(5,142)
Release of funds held in escrow for acquisition and construction of real estate	1,553	13,906
Funds placed in escrow for acquisitions and construction of real estate	(455)	—
Proceeds from sale of real estate	1	27,710
Payment of deferred acquisition fees to affiliate	(6,261)	(9,082)

Net cash used in investing activities	(28,778)	(118,941)

Cash Flows — Financing Activities
Distributions paid	(61,332)	(60,541)
Distributions paid to noncontrolling interests	(29,820)	(34,462)
Contributions from noncontrolling interests	2,644	24,379
Proceeds from mortgages and notes payable	36,947	78,516
Scheduled payments of mortgage principal	(15,693)	(13,704)
Prepayment of mortgages and note payable	(29,000)	(34,550)
Deferred financing costs and mortgage deposits	(8)	(232)
Proceeds from issuance of shares, net of costs of raising capital	22,985	24,440
Purchase of treasury stock	(12,896)	(30,729)

Net cash used in financing activities	(86,173)	(46,883)

Change in Cash and Cash Equivalents During the Period
Effect of exchange rate changes on cash	1,520	(136)

Net decrease in cash and cash equivalents	(22,422)	(78,312)
Cash and cash equivalents, beginning of period	83,985	174,209

Cash and cash equivalents, end of period	$61,563	$95,897

(a)	See Note 12 for a description of the non-cash activity related to the deconsolidation.

See Notes to Consolidated Financial Statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.	Business

Corporate Property Associates 16 — Global Incorporated (together with its consolidated subsidiaries and predecessors, “we”, “us” or “our”) is a publicly owned, non-listed real estate investment trust (“REIT”) that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to United States (“U.S.”) federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At September 30, 2010, our portfolio was comprised of our full or partial ownership interests in 385 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 27 million square feet (on a pro rata basis), with an occupancy rate of approximately 99%. We were formed in 2003 and are managed by W. P. Carey & Co. LLC (“WPC”) and its subsidiaries (collectively, the “advisor”).

Note 2.	Basis of Presentation

Our interim consolidated financial statements have been prepared, without audit, in accordance with the instructions to Form 10-Q and therefore do not necessarily include all information and footnotes necessary for a fair statement of our consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the U.S. (“GAAP”).

In the opinion of management, the unaudited financial information for the interim periods presented in this Report reflects all normal and recurring adjustments necessary for a fair statement of results of operations, financial position and cash flows. Our interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2009, which are included in our 2009 Annual Report, as certain disclosures that would substantially duplicate those contained in the audited consolidated financial statements have not been included in this Report. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated. We hold investments in tenant-in-common interests, which we account for as equity investments in real estate under current authoritative accounting guidance.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to the consolidation of variable interest entities (“VIEs”). The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. We adopted this amended guidance on January 1, 2010, which did not require consolidation of any additional VIEs, but we have reflected the assets and liabilities related to previously consolidated VIEs, of which we are the primary beneficiary and which we consolidate, separately in our consolidated balance sheets for all periods presented. The adoption of this amended guidance did not affect our financial position and results of operations.

In connection with the adoption of the amended guidance on the consolidation of VIEs, we performed an analysis of all of our subsidiary entities, including our venture entities with other parties, to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture. As a result of our assessment to determine whether these entities are VIEs, we identified six entities that were deemed to be VIEs. These entities were deemed VIEs as either: the third party tenant that leases property from each entity has the right to repurchase the property during the term of their lease at a fixed price, our venture partners to the entity were not deemed to have sufficient equity at risk, a third party was deemed to have the power to direct matters that most significantly impact the entity, or a third party was deemed to have the right to receive the expected residual returns of the entity. The nature of operations and organizational structure of these VIEs are consistent with our other entities (Note 1) except for the repurchase and residual returns rights of these entities.

After making the determination that these entities were VIEs, we performed an assessment as to which party would be considered the primary beneficiary of each entity and would be required to consolidate each entity’s balance sheet and results of operations. This assessment was based upon which party (i) had the power to direct activities that most significantly impact the entity’s economic performance and (ii) had the obligation to absorb the expected losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on our assessment, it was determined that we would continue to consolidate five of the VIEs. During the first quarter of 2010, the remaining VIE was deconsolidated and reclassified as an asset held for sale in connection with the property being placed into receivership (Note 12). Activities that we considered significant in our assessment included which entity had control over financing decisions, leasing decisions and ability to sell the entity’s assets.

Because we generally utilize non-recourse debt, our maximum exposure to any VIE is limited to the equity we have in each VIE. We have not provided financial or other support to any VIE, and there were no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in such entities.

Acquisition Costs

In accordance with the FASB’s revised guidance for business combinations, which we adopted on January 1, 2009, we immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would generally have been capitalized and allocated to the cost basis of the acquisition. Subsequent to the acquisition, there will be a positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. No acquisition costs or fees were capitalized during the three and nine months ended September 30, 2010 as we did not enter into any new investments. During the three and nine months ended September 30, 2009, we capitalized acquisition costs and fees of $4.6 million and $7.7 million, respectively, in connection with our investment activity.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Information about International Geographic Areas

At September 30, 2010, our international investments were comprised of investments in the European Union, Canada, Mexico, Malaysia and Thailand. Revenues from these investments totaled $25.6 million and $26.6 million for the three months ended September 30, 2010 and 2009, respectively, and $77.6 million and $76.0 million for the nine months ended September 30, 2010 and 2009, respectively. Internationally, our net investments in real estate totaled $940.0 million and $1.0 billion at September 30, 2010 and December 31, 2009, respectively.

Note 3.	Agreements and Transactions with Related Parties

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

We pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor’s option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2010 and 2009, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares. We incurred base asset management fees of $2.9 million for each of the three months ended September 30, 2010 and 2009, and $8.8 million for each of the nine months ended September 30, 2010 and 2009, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At September 30, 2010, the advisor owned 6,671,391 shares (5.3%) of our common stock.

Transaction Fees

We also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average approximately 4.5% of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the investment is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date on which the investment was purchased, subject to satisfaction of the 6% performance criterion. Interest on unpaid installments is 5% per year. We did not incur any current or deferred acquisition fees during the three or nine months ended September 30, 2010. We incurred current and deferred acquisition fees of $1.2 million and $0.9 million, respectively, during the three months ended September 30, 2009 and $2.9 million and $2.3 million, respectively, for the nine months ended September 30, 2009. Unpaid installments of deferred acquisition fees totaled $2.7 million and $9.0 million at September 30, 2010 and December 31, 2009, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $6.3 million and $9.1 million in cash to the advisor in January 2010 and 2009, respectively. We also pay the advisor mortgage refinancing fees, which totaled

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

$0.1 million during the nine months ended September 30, 2010. No such mortgage refinancing fees were paid during the three and nine months ended September 30, 2009.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $1.0 million at both September 30, 2010 and December 31, 2009.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $0.8 million for both the three months ended September 30, 2010 and 2009, and $2.6 million and $2.3 million for the nine months ended September 30, 2010 and 2009, respectively, all of which are included in General and administrative expenses in the consolidated financial statements.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.2 million for each of the three months ended September 30, 2010 and 2009 and $0.5 million and $0.6 million for the nine month periods ended September 30, 2010 and 2009, respectively. Based on gross revenues through September 30, 2010, our current share of future minimum lease payments under this agreement would be $0.7 million annually through 2016.

We own interests in entities ranging from 25% to 70%, as well as a jointly-controlled tenant-in-common interest in a property, with the remaining interests held by affiliates. We consolidate certain of these entities and account for the remainder under the equity method of accounting.

Note 4.	Net Investments in Properties

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	September 30,	December 31,
	2010	2009

Land	$342,672	$345,347
Buildings	1,406,367	1,351,525
Less: Accumulated depreciation	(137,783)	(112,385)

	$1,611,256	$1,584,487

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In September 2010, we completed and placed into service a build-to-suit project. We reclassified $82.3 million from Real estate under construction to Real estate. The effects of this reclassification were partially offset by the adverse impact of fluctuations in foreign currency exchange rates on the carrying amount of our asset base as of September 30, 2010 as compared to December 31, 2009, representing a decrease of $25.5 million. The U.S. dollar strengthened against the Euro, as the end-of-period rate for the U.S. dollar in relation to the Euro at September 30, 2010 decreased 5% to $1.3612 from $1.4333 at December 31, 2009. In addition, real estate was reduced by $5.9 million in connection with the deconsolidation of a subsidiary in the first quarter of 2010 as described in Note 12.

Operating Real Estate

Operating real estate, which consists primarily of our hotel operations, at cost, is summarized as follows (in thousands):

	September 30,	December 31,
	2010	2009

Land	$8,296	$8,296
Buildings	76,280	75,422
Less: Accumulated depreciation	(8,824)	(6,448)

	$75,752	$77,270

Other

In connection with our acquisition of properties, we have recorded net lease intangibles of $148.9 million, which are being amortized over periods ranging from three years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to Lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Net amortization of intangibles, including the effect of foreign currency translation, was $1.9 million and $2.2 million for the three months ended September 30, 2010 and 2009, respectively, and $6.0 million and $6.4 million for the nine months ended September 30, 2010 and 2009, respectively.

Note 5.	Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies that we do not control, but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

	Ownership Interest at	Carrying Value at
Lessee	September 30, 2010	September 30, 2010	December 31, 2009

The New York Times Company	27%	$33,432	$33,195
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	33,055	33,834
Schuler A.G.(a)(b)	33%	23,178	23,469
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)(a)	25%	18,651	18,934
TietoEnator Plc(a)(c)	40%	7,302	8,488
Police Prefecture, French Government(a)(c)	50%	7,129	8,268
Frontier Spinning Mills, Inc.	40%	6,247	6,077
Pohjola Non-life Insurance Company(a)(c)	40%	5,688	6,632
Actebis Peacock GmbH(a)	30%	5,334	5,644
OBI A.G.(a)(d)	25%	4,080	6,794
Actuant Corporation(a)	50%	2,644	2,758
Consolidated Systems, Inc.(b)	40%	2,104	2,131
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)(a)	33%	1,226	1,569
Thales S.A.(a)	35%	—	356

		$150,070	$158,149

(a)	The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b)	Represents tenant-in-common interest.

(c)	The decrease in carrying value was primarily due to cash distributions made to us by the venture.

(d)	The carrying value of this investment included our share of the net loss on interest rate swap derivative instruments recognized by the venture.

As discussed in Note 2, we adopted the FASB’s amended guidance on the consolidation of VIEs effective January 1, 2010. Upon adoption of the amended guidance, we re-evaluated our existing interests in unconsolidated entities and determined that we should continue to account for our interest in The New York Times Company venture using the equity method of accounting. Carrying amounts related to this VIE are noted in the table above. Because we generally utilize non-recourse debt, our maximum exposure to this VIE is limited to the equity we have in the VIE. We have not provided financial or other support to this VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in this entity.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	September 30,	December 31,
	2010	2009

Assets	$1,438,623	$1,504,375
Liabilities	(961,924)	(1,003,311)

Partners’/members’ equity	$476,699	$501,064

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Revenues	$34,955	$34,397	$105,453	$103,171
Expenses	(20,439)	(21,410)	(61,793)	(63,633)
Impairment Charges(a)	(3,381)	(12,095)	(3,381)	(12,095)
Gain on sale of real estate(b)	—	11,084	—	11,084

Net income	$11,135	$11,976	$40,279	$38,527

(a)	For the three and nine months ended September 30, 2010, reflects impairment charges incurred by a venture that leases property to Thales S.A. to reduce the carrying value of the property to its estimated fair value. For the three and nine months ended September 30, 2009, reflects impairment charges incurred by a venture that formerly leased properties to Lindenmaier A.G. as a result of the tenant’s bankruptcy filing. See Note 9 for a discussion of other-than-temporary impairment charges incurred on our equity investments in real estate during the three and nine months ended September 30, 2010 and 2009, respectively.

(b)	In July 2009, this venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million.

We recognized income from equity investments in real estate of $3.8 million and $3.5 million for the three months ended September 30, 2010 and 2009, respectively, and $13.1 million and $11.9 million for the nine months ended September 30, 2010 and 2009, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Equity Investment in Direct Financing Lease Acquired

In March 2009, an entity in which we, our advisor and another affiliate, CPA®:17 — Global, hold 27.25%, 17.75% and 55% interests, respectively, completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for approximately $233.7 million, inclusive of acquisition fees payable to the advisor. Our share of the purchase price was approximately $64.2 million, which we funded with existing cash resources. We account for this investment under the equity method of accounting as we do not have a controlling interest in the entity but exercise significant influence over it. In connection with this investment, which was deemed to be a real estate asset acquisition under current accounting guidance, the venture capitalized acquisition-related costs and fees totaling $8.7 million, of which our share was $2.9 million. In August 2009, the venture obtained mortgage financing on the New York Times property of $119.8 million at an annual interest rate of LIBOR plus 4.75% that has been capped at 8.75% through the use of an interest rate cap and a term of five years.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 6.	Fair Value Measurements

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at September 30, 2010 and December 31, 2009 (in thousands):

		Fair Value Measurements at September 30, 2010 Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$3,768	$3,768	$—	$—
Other securities	1,648	—	—	1,648
Derivative assets	1,418	—	—	1,418

	$6,834	$3,768	$—	$3,066

Liabilities:
Derivative liabilities	$(929)	$—	$(929)	$—

		Fair Value Measurements at December 31, 2009 Using:
		Quoted Prices in
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$49,261	$49,261	$—	$—
Other securities	1,851	—	—	1,851
Derivative assets	2,228	—	50	2,178

	$53,340	$49,261	$50	$4,029

Liabilities:
Derivative liabilities	$(380)	$—	$(380)	$—

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Only)
	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	Other	Derivative	Total	Other	Derivative	Total
	Securities	Assets	Assets	Securities	Assets	Assets

Beginning balance	$1,714	$2,617	$4,331	$2,008	$4,373	$6,381
Total gains or losses (realized and unrealized):
Included in earnings	—	(1,329)	(1,329)	—	(1,103)	(1,103)
Included in other comprehensive income (loss)	17	130	147	6	10	16
Amortization and accretion	(83)	—	(83)	(79)	—	(79)

Ending balance	$1,648	$1,418	$3,066	$1,935	$3,280	$5,215

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$(1,329)	$(1,329)	$—	$(1,103)	$(1,103)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Only)
	Nine Months Ended			Nine Months Ended
	September 30, 2010			September 30, 2009
	Other	Derivative	Total	Other	Derivative	Total
	Securities	Assets	Assets	Securities	Assets	Assets

Beginning balance	$1,851	$2,178	$4,029	$2,192	$2,973	$5,165
Total gains or losses (realized and unrealized):
Included in earnings	—	(688)	(688)	—	247	247
Included in other comprehensive income	41	(72)	(31)	(23)	60	37
Amortization and accretion	(244)	—	(244)	(234)	—	(234)

Ending balance	$1,648	$1,418	$3,066	$1,935	$3,280	$5,215

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$(688)	$(688)	$—	$247	$247

Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-recourse debt	$1,395,075	$1,331,464	$1,445,889	$1,286,300
Notes receivable	351,793	351,877	362,707	363,389

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

We determined the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both September 30, 2010 and December 31, 2009.

Items Measured at Fair Value on a Non-Recurring Basis

We perform a quarterly assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determined the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. We calculated the impairment charges recorded during the three and nine months ended September 30, 2010 and 2009 based on market conditions and assumptions at September 30, 2010 and 2009. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following tables present information about our nonfinancial assets and liabilities that were measured on a fair value basis for the three and nine months ended September 30, 2010 and 2009. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	Three Months Ended		Three Months Ended
	September 30, 2010		September 30, 2009
	Total Fair Value	Total Impairment	Total Fair Value	Total Impairment
	Measurements	Charges	Measurements	Charges

Impairment Charges From Continuing Operations:
Net investments in properties	$—	$—	$12,278	$12,515
Net investments in direct financing leases	117,971	1,767	—	—
Equity investments in real estate	1,226	1,046	2,908	1,284
Intangible assets	949	—	3,027	4,099

	$120,146	$2,813	$18,213	$17,898

Impairment Charges From Discontinued Operations:
Net investments in properties	$—	$—	$13,257	$6,638
Intangible assets	—	—	1,743	873

	$—	$—	$15,000	$7,511

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Nine Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2009
	Total Fair Value	Total Impairment	Total Fair Value	Total Impairment
	Measurements	Charges	Measurements	Charges

Impairment Charges From Continuing Operations:
Assets:
Net investments in properties	$17,295	$2,835	$24,737	$27,467
Net investments in direct financing leases	117,971	6,962	—	—
Equity investments in real estate	1,226	1,046	4,078	297
Intangible assets	949	—	3,918	5,168

	$137,441	$10,843	$32,733	$32,932

Liabilities:	$—	$—	$(31)	$(37)

Intangible liabilities	$—	$—	$(31)	$(37)

Impairment Charges From Discontinued Operations:
Net investments in properties	$—	$—	$14,633	$11,236
Intangible assets	—	—	1,893	1,376

	$—	$—	$16,526	$12,612

Note 7.	Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants’ inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans, as well as changes in the value of our other securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant’s rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in Other Comprehensive Income, which is referred to in this joint proxy statement/prospectus as OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments at September 30, 2010 and December 31, 2009 (in thousands):

		Asset Derivatives Fair Value at		Liability Derivatives Fair Value at
	Balance Sheet	September 30,	December 31,	September 30,	December 31,
	Location	2010	2009	2010	2009

Derivatives Designated as Hedging Instruments
Foreign currency collar contracts	Other liabilities	$—	$—	$(357)	$—
Foreign currency forward contracts	Other liabilities	—	—	(12)	(143)
Interest rate swaps	Other liabilities	—	—	(560)	(237)

		—	—	(929)	(380)

Derivatives not Designated as Hedging Instruments
Embedded credit derivatives	Other assets	$203	$963	$—	$—
Stock warrants	Other assets	1,215	1,215	—	—
Interest rate caps	Other assets	—	50	—	—

		1,418	2,228	—	—

Total derivatives		$1,418	$2,228	$(929)	$(380)

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)		Amount of Gain (Loss) Reclassified from OCI into Income (Effective Portion)
	Three Months Ended September 30,		Three Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships	2010	2009	2010	2009

Interest rate swaps(a)	$(105)	$(71)	$—	$—
Foreign currency forward contracts (a)(b)	(92)	(87)	(24)	—
Foreign currency collar contracts(a)(b)	(537)	—	—	—

Total	$(734)	$(158)	$(24)	$—

	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Amount of Gain (Loss) Reclassified from OCI into Income (Effective Portion)
	Nine Months Ended September 30,		Nine Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships	2010	2009	2010	2009

Interest rate swaps(a)	$(323)	$190	$—	$—
Foreign currency forward contracts (a)(b)	184	(229)	(53)	27
Foreign currency collars (a)(b)	(357)	—	—	—

Total	$(496)	$(39)	$(53)	$27

(a)	During the three and nine months ended September 30, 2010 and 2009, no gains or losses were reclassified from OCI into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

(b)	(Losses) gains reclassified from OCI into income for contracts that have settled are included in Other income and (expenses).

			Amount of Gain (Loss) Recognized
			in Income on Derivatives
			Three Months
			Ended
Derivatives not in Cash Flow	Location of Gain (Loss)		September 30,		Nine Months Ended September 30,
Hedging Relationships	Recognized in Income		2010	2009	2010	2009

Embedded credit derivatives(a)	Other income and (expenses	)	$(1,410)	$(1,292)	$(688)	$(199)
Stock warrants	Other income and (expenses	)	81	189	—	446

Total			$(1,329)	$(1,103)	$(688)	$247

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(a)	Includes losses attributable to noncontrolling interests totaling $1.0 million for both the three months ended September 30, 2010 and 2009, and losses of $0.5 million and $0.1 million for the nine months ended September 30, 2010 and 2009, respectively.

A venture that leases properties to Berry Plastics, and in which we hold a 50% ownership interest, had a non-recourse mortgage loan with a total carrying value of $29.0 million at both September 30, 2010 and December 31, 2009. In May 2010, the venture refinanced this loan, replacing a variable rate loan and a related interest rate cap with a ten-year fixed-rate loan bearing interest at an annual rate of 5.9%. The new loan includes a scheduled balloon payment of $21.0 million in June 2020. As a result of this refinancing, the existing interest rate cap that had been designated as a hedge against the loan is no longer designated as a hedge and the related unrealized loss of less than $0.1 million included in Equity was expensed. The interest rate cap had an estimated total fair value of less than $0.1 million at December 31, 2009. No gains or losses were recognized in income related to this instrument during either the three or nine months ended September 30, 2009.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty’s stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap derivative instrument that we had outstanding at September 30, 2010 was designated as a cash flow hedge and is summarized as follows (dollars in thousands):

					Effective			Fair Value at
		Notional	Cap		Interest	Effective	Expiration	September 30,
	Type	Amount	Rate	Spread	Rate	Date	Date	2010

1-Month LIBOR	“Pay-fixed” swap	$3,826	N/A	N/A	6.7%	2/2008	2/2018	$(560)

The interest rate swap and interest rate cap derivative instruments that our unconsolidated ventures had outstanding at September 30, 2010 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	Ownership
	Interest at					Effective			Fair Value at
	September 30,		Notional	Cap		Interest	Effective	Expiration	September 30,
	2010	Type	Amount	Rate	Spread	Rate	Date	Date	2010

3-Month LIBOR	25.0%	“Pay-fixed” swap	$160,339	N/A	N/A	5.0%-5.6%	7/2006-4/2008	10/2015-7/1/2016	$(14,388)
3-Month LIBOR	27.3%	Interest rate cap	117,317	4.0%	4.8%	N/A	8/2009	8/2014	386

									$(14,002)

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Foreign Currency Contracts

We enter into foreign currency forward contracts and collars to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. By entering into these instruments, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

In May 2010, we entered into two foreign currency zero-cost collars to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. These contracts had a total notional amount of $6.4 million, based on the exchange rate of the Euro at September 30, 2010, and placed a floor on the exchange rate of the Euro at $1.15 and a ceiling ranging from $1.2925 to $1.2965. These contracts settle in October 2010 and January 2011.

In January 2010, we entered into two foreign currency zero-cost collars to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. These contracts had a total notional amount of $6.9 million, based on the exchange rate of the Euro at September 30, 2010, and placed a floor on the exchange rate of the Euro at $1.30 and a ceiling ranging from $1.4580 to $1.4616. These contracts settled in April and July 2010.

In January 2009, we entered into foreign currency forward contracts with a total notional amount of $3.9 million, based on the exchange rate of the Euro at September 30, 2010. These contracts fixed the exchange rate of the Euro to rates ranging from $1.3307 to $1.3436 with maturity dates between March 2009 and December 2010.

Embedded Credit Derivatives

In connection with our April 2007 investment in a portfolio of German properties through a venture in which we have a total effective ownership interest of 26% and which we consolidate, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component of the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Other

Amounts reported in OCI related to the interest rate derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At September 30, 2010, we estimate that an additional $0.2 million will be reclassified as interest expense during the next twelve months.

We have agreements with some of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At September 30, 2010, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $0.9 million and $0.4 million at September 30, 2010 and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

December 31, 2009, respectively, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at either September 30, 2010 or December 31, 2009, we could have been required to settle our obligations under these agreements at their termination value of $1.0 million or $0.4 million, respectively.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized contractual lease revenues in certain areas, as described below. The percentages in the paragraph below represent our directly owned real estate properties and do not include the pro rata shares of our equity investments.

At September 30, 2010, 58% of our directly-owned real estate properties were located in the U.S., and the majority of our directly-owned international properties were located in the European Union (39%), with Germany (25%) representing the only significant international concentration based on percentage of our annualized contractual minimum base rent for the third quarter of 2010. Within our German investments, one tenant, Hellweg Die Profi-Baumarkte GmbH & Co. KG, represented 19% of lease revenue for the nine months ended September 30, 2010, inclusive of noncontrolling interest. At September 30, 2010, our directly-owned real estate properties contained significant concentrations in the following asset types: industrial (45%), warehouse/distribution (19%), retail (19%) and office (13%); and in the following tenant industries: retail (28%) and chemicals, plastics, rubber and glass (10%).

Note 8.	Noncontrolling Interests

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. There were no changes in our ownership interest in any of our consolidated subsidiaries for the nine months ended September 30, 2010.

The following table presents a reconciliation of total equity, the equity attributable to our stockholders and the equity attributable to noncontrolling interests (in thousands):

		CPA®:16	Noncontrolling
	Total	Stockholders	Interests

Balance at January 1, 2010	$976,827	$888,659	$88,168
Shares issued	31,825	31,825	—
Contributions	2,644	—	2,644
Net income	28,924	24,376	4,548
Distributions	(72,182)	(61,667)	(10,515)
Change in other comprehensive income (loss)	(12,521)	(12,436)	(85)
Shares repurchased	(12,896)	(12,896)	—

Balance at September 30, 2010	$942,621	$857,861	$84,760

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

		CPA®:16	Noncontrolling
	Total	Stockholders	Interests

Balance at January 1, 2009	$1,046,605	$959,896	$86,709
Shares issued	33,333	33,333	—
Contributions	24,379	—	24,379
Net loss	(4,133)	(460)	(3,673)
Distributions	(75,101)	(60,637)	(14,464)
Change in other comprehensive income (loss)	9,390	5,732	3,658
Shares repurchased	(30,729)	(30,729)	—

Balance at September 30, 2009	$1,003,744	$907,135	$96,609

Redeemable Noncontrolling Interests

Under current authoritative accounting guidance, we account for the noncontrolling interests in a note receivable recorded in connection with a German transaction in 2007 as redeemable noncontrolling interests because the transaction contains put options that, if exercised, would obligate the partners to settle in cash. The partners’ interests are reflected at estimated redemption value for all periods presented.

	2010	2009

Balance at January 1,	$337,397	$331,841
Foreign currency translation adjustment	(16,972)	11,652

Balance at September 30,	$320,425	$343,493

Note 9.	Impairment Charges

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during the three and nine months ended September 30, 2010 and 2009 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net investments in properties	$—	$16,614	$2,835	$32,598
Net investment in direct financing leases	1,767	—	6,962	—

Total impairment charges included in expenses	1,767	16,614	9,797	32,598
Equity investments in real estate(a)	1,046	1,284	1,046	297

Total impairment charges included in income from continuing operations	2,813	17,898	10,843	32,895
Impairment charges included in discontinued operations	—	7,511	—	12,612

Total impairment charges	$2,813	$25,409	$10,843	$45,507

(a)	Impairment charges on our equity investments in real estate are included in Income from equity investments in real estate within the consolidated financial statements.

2010 Impairments:

During the third quarter of 2010, we recognized impairment charges of $1.8 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties’ residual value. Additionally, we recognized other-than-temporary impairment charges totaling $1.0 million on two ventures to reflect the decline in the estimated fair value of the ventures’ underlying net assets in comparison with the carrying values of our interests in these ventures.

During the first quarter of 2010, we recognized impairment charges of $8.0 million, inclusive of amounts attributable to noncontrolling interests of $2.4 million, on a property leased to The Talaria Company (Hinckley) to reduce the carrying value of this investment to its estimated fair value based on a potential sale of the property. At September 30, 2010, the land was classified as Net investments in properties and the building was classified as Net investment in direct financing leases in the consolidated financial statements.

2009 Impairments:

Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.

During each of the three and nine months ended September 30, 2009, we recognized impairment charges totaling $9.5 million related to a property leased to Görtz & Schiele GmbH & Co., which filed for bankruptcy in November 2008 and $7.5 million related to a property leased to Goertz & Schiele Corp. which filed for bankruptcy in September 2009. In March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease with substantially the same terms. Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings in January 2010 and following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010 (Note 12). At September 30, 2010, the property formerly leased to Görtz & Schiele GmbH & Co. was classified as Net investments in properties in the consolidated financial statements. The results of operations of the property formerly leased to Goertz & Schiele Corp., including this impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Foss Manufacturing Company, LLC

During the nine months ended September 30, 2009, we incurred impairment charges totaling $16.0 million in connection with a property leased to Foss Manufacturing Company, LLC as a result of a significant deterioration in the tenant’s financial outlook. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At September 30, 2010, this property was classified as Net investments in properties in the consolidated financial statements.

John McGavigan Limited

During each of the three and nine months ended September 30, 2009, we incurred an impairment charge of $5.2 million in connection with a property in the United Kingdom where the tenant, John McGavigan Limited, filed for bankruptcy in September 2009. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

MetalsAmerica, Inc.

In the second quarter of 2009, we recognized an impairment charge of $5.1 million related to a domestic property formerly leased to MetalsAmerica, Inc., which filed for bankruptcy in July 2009. We reduced the property’s carrying value to its estimated selling price and sold the property in August 2009. The results of operations of this property, including the impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

Lindenmaier A.G.

During each of the three and nine months ended September 30, 2009, we recognized an other-than-temporary impairment charge of $1.3 million to reduce the carrying value of a venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. The venture formerly leased property to Lindenmaier A.G., which filed for bankruptcy in the second quarter of 2009. This venture was classified as Equity investment in real estate in the consolidated financial statements at September 30, 2010.

Other

During each of the three and nine months ended September 30, 2009, we incurred an impairment charge of $1.9 million in connection with a domestic property where the tenant entered liquidation proceedings. We calculated the estimated fair value of this property using third party broker quotes. At September 30, 2010, this property was classified as Net investment in properties in the consolidated financial statements.

In addition, during the nine months ended September 30, 2009, we recorded a gain of $1.0 million on a venture that had previously been impaired.

Note 10.	Commitments and Contingencies

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Note 11.	Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code of 1986, as amended. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in the various states and municipalities within the U.S. and in the European Union, Canada, Mexico, Malaysia and Thailand, and as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. At both September 30, 2010 and December 31, 2009, we had unrecognized tax benefits of $0.3 million that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both September 30, 2010 and December 31, 2009, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. These audits can often take years to complete and settle. The tax years 2007 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as taxable REIT subsidiaries (“TRSs”). These subsidiaries own hotels that are managed on our behalf by third party hotel management companies. A TRS is subject to corporate federal income taxes, and we provide for income taxes in accordance with current authoritative accounting guidance. One of these subsidiaries has operated at a loss since inception, and as a result, we have recorded a full valuation allowance for this subsidiary’s net operating loss carryforwards. The other subsidiary became profitable in the first quarter of 2009, and therefore we have recorded a tax provision for this subsidiary.

Note 12.	Discontinued Operations

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we reclassify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

In January 2010, a consolidated subsidiary consented to a court order appointing a receiver after we ceased making payments on a non-recourse debt obligation collateralized by a property that was previously leased to Goertz & Schiele Corp. As we no longer have control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010. During the second quarter of 2009, Goertz & Schiele Corp. ceased making rent payments to us, and as a result, we suspended the debt service payments on the related mortgage loan beginning in July 2009. Goertz & Schiele Corp. filed for bankruptcy in September 2009 and terminated its lease with us in bankruptcy proceedings in January 2010. At the date of deconsolidation, the property had a carrying value of $6.7 million, reflecting the impact of impairment charges totaling $15.7 million recognized in 2009, of which $7.5 million was recognized through September 30, 2009, and the non-recourse mortgage loan had an outstanding balance of $13.3 million. In connection with this deconsolidation, we recognized a gain of $7.1 million, inclusive of amounts attributable to noncontrolling interest of $3.5 million. We believe that the fair value of our retained interest in this deconsolidated entity is zero at September 30, 2010. We have recorded the operations and gain recognized upon deconsolidation as discontinued operations.

In July and August 2009, we sold two domestic properties for $51.9 million, net of selling costs. We recognized a net gain on the sales of these properties totaling $7.6 million, excluding an impairment charge

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

recognized in 2009 of $5.1 million on one of the properties (Note 9). Additionally, we recognized a net gain on extinguishment of debt of $2.3 million as a result of the lender releasing all liens on one of the properties in exchange for the sale proceeds.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues	$—	$919	$348	$4,303
Expenses	1	(1,123)	(250)	(4,614)
Gain on deconsolidation of a subsidiary	—	—	7,082	—
Gain on sale of assets	—	7,634	—	7,634
Gain on extinguishment of debt	—	2,313	—	2,313
Impairment charges	—	(7,511)	—	(12,612)

(Loss) Income from discontinued operations	$1	$2,232	$7,180	$(2,976)

Appendix A

AGREEMENT AND PLAN OF MERGER
Dated as of December 13, 2010
by and among
CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED,
CPA 16 ACQUISITION INC.,
CPA 16 HOLDINGS INC.,
CPA 16 MERGER SUB INC.,
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED,
CPA 14 SUB INC.
W. P. CAREY & CO. LLC
and, for the limited purposes set forth in Section 4.3,
CAREY ASSET MANAGEMENT CORP.
and
W. P. CAREY & CO. B.V.

EXHIBITS
Exhibit A — Form of CPA17 Sale Agreement	Exh. A-1
Exhibit B — Form of W. P. Carey Sale Agreement	Exh. B-1
Exhibit C — Form of Indemnification Agreement	Exh. C-1
Exhibit D — Form of Letter Agreement	Exh. D-1
Exhibit E — Articles of Merger	Exh. E-1
Exhibit F — Commitment Letters	Exh. F-1
ANNEXES
Annex A — Post-Merger Reorganized Structure of CPA16	Annex A-1
SCHEDULES
Schedule 2.2(w)(i) — Repayment of Property Indebtedness	Sch. 2.2(w)(i)-1
Schedule 4.12(b) — CPA16 — Revised Advisory Fees and Special General Partner Distributions after Reorganization	Sch. 4.12(b)-1

INDEX OF DEFINED TERMS

Acquisition	A-1
Acquisition Common Stock	A-65
Affiliate	A-60
Agreement	A-1
Alternate Financing	A-45
Alternate Merger	A-2
Articles of Merger	A-3
Asset Management Agreement	A-44
Business Day	A-60
CAM	A-1
CAM Fees	A-44
Cash Consideration	A-4
CERCLA	A-15
Claim	A-48
Closing	A-3
Closing Date	A-3
Code	A-1
Commitment	A-36
Commitment Letter	A-33
Competing Transaction	A-47
CPA14	A-1
CPA14 Advisory Agreement	A-36
CPA14 Advisory Agreements	A-44
CPA14 Bylaws	A-7
CPA14 Charter	A-7
CPA14 Common Stock	A-3
CPA14 Disclosure Letter	A-6
CPA14 Expenses	A-55
CPA14 Intangible Property	A-14
CPA14 Leases	A-18
CPA14 Material Adverse Effect	A-60
CPA14 Material Contracts	A-19
CPA14 Permits	A-11
CPA14 Properties	A-16
CPA14 Property	A-16
CPA14 Property Restrictions	A-17
CPA14 Rent Roll	A-18
CPA14 SEC Documents	A-9
CPA14 Special Committee	A-1
CPA14 Special Distribution	A-2
CPA14 Stockholder Approval	A-19
CPA14 Stockholder Meeting	A-8
CPA14 Stockholders	A-3
CPA14 Sub	A-1

CPA14 Sub Common Stock	A-65
CPA14 Subsidiary	A-61
CPA14 Tenant	A-60
CPA16	A-1
CPA16 Advisory Agreement	A-39
CPA16 Bylaws	A-22
CPA16 Capital Increase	A-21
CPA16 Charter	A-21
CPA16 Common Stock	A-3
CPA16 Disclosure Letter	A-20
CPA16 Expenses	A-55
CPA16 Intangible Property	A-27
CPA16 Leases	A-30
CPA16 Material Adverse Effect	A-61
CPA16 Material Contracts	A-32
CPA16 Permits	A-24
CPA16 Properties	A-29
CPA16 Property	A-29
CPA16 Property Restrictions	A-29
CPA16 Rent Roll	A-30
CPA16 SEC Documents	A-23
CPA16 Special Committee	A-1
CPA16 Stockholder Approvals	A-31
CPA16 Stockholder Meeting	A-22
CPA16 Stockholders	A-22
CPA16 Subsidiary	A-62
CPA16 Tenant	A-61
CPA17	A-2
CPA17 Sale Agreement	A-2
CPA17 Sale of Assets	A-2
Debt Financing	A-33
Dissenting Shares	A-4
Dissenting Stockholder	A-4
Effective Time	A-3
Employee Benefit Plans	A-62
Environmental Law	A-15
Equity Financing	A-44
Exchange Act	A-9
Exchange Fund	A-5
Exchange Ratio	A-4
Expense Amount	A-56
Extended Termination Date	A-54
Financing Condition	A-51
Form S-4	A-41
GAAP	A-61, 62

Governmental Entity	A-6
Hazardous Material	A-15
Holdings	A-1
Holdings Common Stock	A-63
indebtedness	A-11
Indemnification Agreement	A-2
Indemnified Parties	A-48
IRS	A-62
Joint Proxy Statement/Prospectus	A-41
Knowledge	A-62
Law	A-62
Letter Agreement	A-2
Lien	A-7
Liens	A-7
Merger	A-1
Merger Consideration	A-4
Merger Sub	A-1
Merger Sub Bylaws	A-3
Merger Sub Charter	A-3
MGCL	A-3
New Commitment Letter	A-45
Operating Partnership	A-2
Paying and Exchange Agent	A-5
PCBs	A-15
Person	A-62
Qualifying Income	A-57
Receiving Party	A-56
REIT	A-13
Release	A-15
Reorganization	A-2
Reorganization Opinions	A-4
Required Cash Amounts	A-34
SDAT	A-3
SEC	A-9
Securities Act	A-9
Senior Credit Facility	A-33
SOX Act	A-9
Stock Consideration	A-4
Subordinated Disposition Fee	A-44
Subsidiary	A-62
Superior Competing Transaction	A-47
Surviving Company	A-3,63
Takeover Statute	A-20
Tax	A-62
Tax Protection Agreement	A-62

Tax Return	A-63
Taxes	A-62
Termination Date	A-54
Termination Fee	A-44
Transaction Document	A-8
Transaction Documents	A-8
Transfer and Gains Taxes	A-48
Voting Debt	A-63
W. P. Carey	A-1
W. P. Carey B.V.	A-1
W. P. Carey Sale Agreement	A-2
W. P. Carey Sale of Assets	A-2

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 13, 2010, by and among Corporate Property Associates 16 — Global Incorporated, a Maryland corporation (“CPA16”), CPA 16 Acquisition Inc., a Maryland corporation (“Acquisition”), CPA 16 Holdings Inc., a Maryland corporation (“Holdings”), CPA 16 Merger Sub Inc., a Maryland corporation (“Merger Sub”), Corporate Property Associates 14 Incorporated, a Maryland corporation (“CPA14”), CPA 14 Sub Inc., a Maryland corporation (“CPA14 Sub”), W. P. Carey & Co. LLC, a Delaware limited liability company and the ultimate parent of the external manager of CPA14 and CPA16 (“W. P. Carey”), and, for the limited purposes set forth in Section 4.3, Carey Asset Management Corp. (“CAM”) and W. P. Carey & Co. B.V. (“W. P. Carey B.V.”), each a subsidiary of W. P. Carey.

RECITALS

A. CPA14, CPA16 and Merger Sub intend, upon the terms and subject to the conditions set forth in this Agreement, to merge CPA14 with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as an indirect subsidiary of CPA16.

B. A special committee of independent directors of the Board of Directors of CPA14 (the “CPA14 Special Committee”) has unanimously (i) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, are in the best interests of CPA14 and the CPA14 Stockholders and (ii) recommended to the Board of Directors of CPA14 that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, upon the terms and conditions contained herein and therein.

C. A special committee of independent directors of the Board of Directors of CPA16 (the “CPA16 Special Committee”) has unanimously (i) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, the Reorganization and the CPA16 Capital Increase, are in the best interests of CPA16 and the CPA16 Stockholders and (ii) recommended to the Board of Directors of CPA16 that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, the Reorganization and the CPA16 Capital Increase, upon the terms and conditions contained herein and therein.

D. This Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, have been approved by (i) the Board of Directors of CPA14, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by the Transaction Documents, following the recommendation of the CPA14 Special Committee, (ii) the Board of Directors of CPA16, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the other transactions contemplated by the Transaction Documents, following the recommendation of the CPA16 Special Committee and (iii) the respective boards of directors of Merger Sub and W. P. Carey and, in the case of the Alternate Merger, the respective boards of directors of Holdings, Acquisition and CPA14 Sub.

E. For U.S. federal income Tax purposes, it is intended that (a) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) this Agreement constitutes, and is hereby adopted as, a plan of reorganization within the meaning of Section 354 of the Code, and (c) CPA14 and Merger Sub will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

F. In the event CPA14 and Merger Sub do not receive opinions of counsel that the Merger will qualify as a reorganization under the Code, (i) CPA14 Sub will be merged with and into CPA14 whereupon CPA14 will be the surviving company and CPA14 Sub will cease to exist and (ii) Acquisition will be merged with and into CPA16, whereupon CPA16 will be the surviving company and Acquisition will cease to exist (together, the “Alternate Merger”).

G. In connection with the Merger, or if Article X is applicable, the Alternate Merger, CPA16 will implement an internal reorganization pursuant to which CPA16 will be reorganized as an umbrella partnership real estate investment trust, or UPREIT (the “Reorganization”), to hold substantially all of its assets and liabilities in CPA 16 Limited Partnership, a Delaware limited partnership (the “Operating Partnership”) and (i) CAM will enter into an amended advisory agreement with CPA16 and the Operating Partnership and (ii) W. P. Carey B.V. will enter into an amended asset management agreement with CPA16 and the Operating Partnership, each to reflect the revised fee structure set forth in Schedule 4.12(b) hereto; provided that the CPA16 Stockholders approve the Reorganization at the CPA16 Stockholder Meeting. The structure of CPA16 following the consummation of the Merger, or if Article X is applicable, the Alternate Merger, and the Reorganization shall be substantially as set forth on Annex A.

H. In connection with and as a condition to the consummation of the Merger, CPA14 intends to sell certain of CPA14’s joint venture interests to Corporate Property Associates 17 — Global Incorporated, a Maryland corporation (“CPA17”), in exchange for cash (the “CPA17 Sale of Assets”) pursuant to an Agreement for Sale and Purchase among the parties dated as of the date hereof (the “CPA17 Sale Agreement”), in substantially the form set forth as Exhibit A.

I. In connection with and as a condition to the consummation of the Merger, CPA14 also intends to sell certain of CPA14’s joint venture interests to W. P. Carey in exchange for cash (the “W. P. Carey Sale of Assets”) pursuant to an Agreement for Sale and Purchase among the parties dated as of the date hereof (the “W. P. Carey Sale Agreement”), in substantially the form set forth as Exhibit B.

J. After the approval of the Merger by the CPA14 Stockholders, or if Article X is applicable, after the approval of the Alternate Merger by the CPA14 Stockholders and the CPA16 Stockholders, but prior to the Effective Time, CPA14 intends to make a pro rata special distribution of $1.00 per share to its stockholders, representing the aggregate net proceeds of the CPA17 Sale of Assets and the W. P. Carey Sale of Assets plus additional cash amounts (the ‘‘CPA14 Special Distribution”).

K. Simultaneous with the parties entering into this Agreement, and as a condition and inducement to the willingness of CPA16 and Merger Sub (or if Article X is applicable, Holdings) to enter into this Agreement and consummate the transactions contemplated hereby, CPA16, Merger Sub and Holdings have required (i) CAM to enter into the indemnification agreement (the ‘‘Indemnification Agreement”) set forth as Exhibit C, which, by its terms, will automatically become effective as of the Effective Time and (ii) CAM and W. P. Carey B. V. to enter into the letter agreement (the ‘‘Letter Agreement”) set forth as Exhibit D, which, by its terms, will automatically become effective as of the Effective Time.

L. The parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

AGREEMENT

In consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 3-114 of the Maryland General Corporation Law (the “MGCL”) and subject to the applicability of Article X, CPA14 shall be merged with and into Merger Sub, with Merger Sub surviving the Merger as a subsidiary of CPA16. Merger Sub, as the surviving corporation after the Merger, is sometimes referred to herein as the ‘‘Surviving Company”.

Section 1.2.  Closing.  The closing (the “Closing”) of the Merger will take place commencing at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019, or at such other time and place as is agreed to in writing by the parties hereto (the date on which the Closing takes place, the “Closing Date”).

Section 1.3.  Effective Time.  Upon the terms and subject to the conditions set forth herein, as part of the Closing, CPA14 and Merger Sub shall execute articles of merger (the “Articles of Merger”) in substantially the form attached hereto as Exhibit E and shall file such Articles of Merger in accordance with the MGCL with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and shall make all other filings and recordings required under the MGCL with respect to the Merger. The Merger shall become effective at such time as CPA14 and CPA16 shall agree should be specified in the Articles of Merger (such time as the Merger becomes effective, the ‘‘Effective Time”); provided that such time does not exceed 30 days after the Articles of Merger are accepted for record. Unless otherwise agreed, the parties shall cause the Effective Time to occur on the Closing Date.

Section 1.4.  Charter and Bylaws.  The articles of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (the ‘‘Merger Sub Bylaws”) as in effect immediately prior to the Effective Time of the Merger, shall, except for any required amendments, continue in full force and effect after the Merger as the charter and bylaws of the Surviving Company, until further amended in accordance with the respective terms of such charter and bylaws and applicable Maryland Law.

Section 1.5.  Directors and Officers of the Surviving Company.  Unless otherwise determined by CPA14 and CPA16, from and after the Effective Time (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until duly removed or replaced in accordance with the bylaws of the Surviving Company and the MGCL.

Section 1.6.  Merger Consideration.

(a) As of the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any further action on the part of CPA14, CPA16, Merger Sub or any stockholder of CPA14 (the stockholders of CPA14, the “CPA14 Stockholders”), each share of CPA14’s common stock, $.001 par value per share (“CPA14 Common Stock”), outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted into the right to receive, at the election of each CPA14 Stockholder, either: (i) subject to the application of Article X, that number of shares of CPA16’s common stock, $.001 par value per share (“CPA16 Common Stock”), equal to the product of (A) the number of shares of CPA14 Common Stock owned by such CPA14 Stockholder and (B) 1.1932 (the “Exchange Ratio,” such product being referred to herein as the “Stock Consideration”), or (ii) an amount of cash equal to the product of (A) the number of shares of CPA14 Common Stock owned by such CPA14 Stockholder and (B) $10.50 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”). CPA14 Stockholders must make their election at the time they cast their vote either in favor of or against the Merger and such election may be revoked as set forth in the Joint Proxy Statement/Prospectus. CPA14 Stockholders who do not vote with respect to the Merger or who abstain from making any election with respect to the Merger Consideration will be deemed to have elected to receive the Stock Consideration pursuant to Section 1.6(a)(i) above.

(b) At the Effective Time, all shares of CPA14 Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of CPA14 Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration described above.

(c) In the event the respective legal counsels to CPA14 and Merger Sub are unable to deliver the opinions set forth in Sections 5.2(g) and 5.3(f), respectively, that the transaction described in Sections 1.1 through Section 1.6 will qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Reorganization Opinions”), then, in addition to the transactions contemplated by Section 1.1 through Section 1.6, the provisions of Article X shall automatically apply. The provisions of Article X shall apply if and only if the legal counsel to CPA14, and the legal counsel to CPA16 and Merger Sub are unable to deliver the Reorganization Opinions.

Section 1.7.  Dissenters Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA14 Common Stock in connection with the Merger is available under the MGCL, any outstanding shares of CPA14 Common Stock held by a Dissenting Stockholder (“Dissenting Shares”) shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the MGCL; provided, however, that each share of CPA14 Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of CPA16 Common Stock, without interest. As used in this Agreement, “Dissenting Stockholder” means any record holder or beneficial owner of shares of CPA14 Common Stock who is entitled to demand and receive payment of the fair value of such holder’s shares pursuant to Section 3-202 of the MGCL and who does not vote for the Merger and complies with all provisions of the MGCL (including all provisions of Section 3-203 of the MGCL) concerning the right of holders of shares of CPA14 Common Stock to object to the Merger and obtain fair value for their shares.

(b) CPA14 shall give CPA16 (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the MGCL received by CPA14, attempted withdrawals of such demands, and any other instruments served pursuant to the MGCL and received by CPA14 relating to rights of appraisal and (ii) the opportunity to participate in and direct the conduct of all negotiations and proceedings with respect to demands for payment of fair value under the MGCL. CPA14 shall not, except with the prior written consent of CPA16, make any payment with respect to any such demands for payment of fair value, or settle, or offer to settle, or otherwise negotiate any such demands for payment of fair value.

Section 1.8.  Adjustments to Merger Consideration.

The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, stock split, reverse stock split, stock dividend (including any stock dividend or distribution of securities convertible into CPA14 Common Stock or CPA16 Common Stock, as applicable), reorganization, recapitalization or other like change with respect to CPA14 Common Stock (or for which a record date is established) and, as any such change relates to the Stock Consideration only, with respect to the CPA16 Common Stock (or for which a record date is established), after the date hereof and prior to the Effective Time; provided that nothing in this Section 1.8 shall be construed to permit CPA14 or CPA16 to take any action with respect to their securities that is prohibited by the terms of this Agreement.

Section 1.9.  Recordation of Exchange; Payment of Merger Consideration.

(a) Delivery of CPA16 Common Stock.  As soon as practicable following the Effective Time, CPA16 shall cause the transfer agent for the CPA16 Common Stock to record the transfer on the stock records of CPA16 of the amount of CPA16 Common Stock issuable as Merger Consideration to each holder of CPA14 Common Stock pursuant to proper election made by such holder pursuant to Section 1.6(a).

(b) Paying and Exchange Agent.  Prior to the Effective Time, CPA16 shall designate a bank or trust company reasonably acceptable to CPA14 to act as agent for the payment of the Merger Consideration (the “Paying and Exchange Agent”). CPA16 shall take all steps necessary to enable, and shall cause, the Surviving Company to provide to the Paying and Exchange Agent immediately following the Effective Time the aggregate cash portion of the Merger Consideration payable upon cancellation of the CPA14 Common Stock pursuant to Section 1.6. The funds deposited with the Paying and Exchange Agent in respect of the Merger Consideration is hereinafter referred to as the “Exchange Fund.” As soon as practicable after the Effective Time, and in any event not later than the 10th Business Day thereafter, the Paying and Exchange Agent shall pay to each holder of CPA14 Common Stock the amount of cash such holder is entitled to receive pursuant to proper election made by such holder pursuant to Section 1.6(a).

(c) No Interest.  No interest shall be paid or shall accrue on the Merger Consideration, or unpaid dividends declared in respect of the CPA14 Common Stock and with a record date prior to the Effective Time and which remain unpaid at the Effective Time.

(d) No Further Ownership Rights.  All Merger Consideration paid by CPA16 in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the CPA14 Common Stock in respect of which such Merger Consideration was paid. At the close of business on the day on which the Effective Time occurs, the share transfer books of CPA14 shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company of the shares of CPA14 Common Stock that were outstanding immediately prior to the Effective Time.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of CPA14 Common Stock one year after the Effective Time shall be delivered to CPA16 or its designated Affiliate, upon demand, and any holder of CPA14 Common Stock who has not theretofore complied with this Article I shall thereafter look only to CPA16 or its successor in interest for payment of its claim for Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(f) No Liability.  None of CPA16, Merger Sub, the Surviving Company, the Paying and Exchange Agent or any employee, officer, director, partner, agent or Affiliate of any of them, shall be liable to any person for any part of the Merger Consideration or for dividends or distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of CPA14 Common Stock five years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any federal, state, local government, or agency or any court, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), shall, to the extent permitted by applicable Law, become the property of CPA16 or its designated Affiliate free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Investment of Exchange Fund.  The Paying and Exchange Agent shall invest any cash included in the Exchange Fund, as directed by CPA16, on a daily basis; provided, however, that such investments shall be in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit maturing not more than 180 days after the date of purchase issued by a bank organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $3,000,000,000 or (iv) a money market fund having assets of at least $1,000,000,000. Any interest and other income resulting from such investments shall be the property of, and paid to, CPA16 or its designated Affiliate.

(h) Withholding Rights.  CPA16 or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of CPA14 Common Stock, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Entity in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the former holder of CPA14 Common Stock in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1.  Representations and Warranties of CPA14.  CPA14 represents and warrants to each of CPA16 and Merger Sub that, except as disclosed in the CPA14 disclosure letter dated as of the date of this Agreement and delivered to CPA16 and Merger Sub in connection with the execution hereof (the “CPA14 Disclosure Letter”):

(a) Organization, Standing and Corporate Power of CPA14.  CPA14 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CPA14 is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have, or would not be reasonably likely to have, a CPA14 Material Adverse Effect. CPA14 has heretofore made available to CPA16 complete and correct copies of its charter, as amended and supplemented to the date hereof (the “CPA14 Charter”), and its bylaws, as amended to the date hereof (“CPA14 Bylaws”).

(b) Subsidiaries.  Each CPA14 Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each CPA14 Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each CPA14 Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. Except as disclosed in Schedule 2.1(b) of the CPA14 Disclosure Letter, all outstanding shares of capital stock of each CPA14 Subsidiary that is a corporation have been duly authorized, are validly issued, fully paid and nonassessable, and are not subject to any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right, are owned by CPA14 or another CPA14 Subsidiary, and are so owned free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (each, a “Lien” and collectively, ‘‘Liens”). Except as disclosed in Schedule 2.1(b) of the CPA14 Disclosure Letter, all equity interests in each CPA14 Subsidiary that is a partnership, limited liability company, trust or other entity, have been duly authorized, are validly issued, are owned by CPA14 or another CPA14 Subsidiary, and are so owned free and clear of all Liens. Schedule 2.1(b) of the CPA14 Disclosure Letter sets forth (A) all CPA14 Subsidiaries and their respective jurisdictions of incorporation or organization and (B) each owner and the respective amount of such owner’s equity interest in each CPA14 Subsidiary. Except as set forth on Schedule 2.1(b) of the CPA14 Disclosure Letter, CPA14 does not have any Subsidiaries or any equity investment or other interest in, nor has CPA14 made advances or loans to, any corporation, association, partnership, joint venture or other entity.

(c) Capital Structure.

(i) As of the date of this Agreement, the authorized capital stock of CPA14 consists of 120,000,000 shares of CPA14 Common Stock, 87,326,105 shares of which are issued and outstanding. All outstanding shares of CPA14 Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. All dividends or distributions on securities of CPA14 or any CPA14 Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Except as permitted under this Agreement or as set forth in Schedule 2.1(c)(ii) of the CPA14 Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no stock, Voting Debt or other voting securities or equity securities of CPA14; (2) no securities of CPA14 or any CPA14 Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of stock, Voting Debt or other voting securities or equity securities of CPA14 or any CPA14 Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which CPA14 or any CPA14 Subsidiary is a party or by which it is bound obligating CPA14 or any CPA14 Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of stock, Voting Debt or other voting securities of CPA14 or of any CPA14 Subsidiary, or obligating CPA14 or any CPA14 Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement.

(iii) There are no (x) stockholder agreements, voting trusts or other agreements or understandings relating to the voting of any shares of capital stock of CPA14 or any ownership interests in any CPA14 Subsidiary or (y) agreements or understandings relating to the sale or transfer of any shares of CPA14 or any ownership interests in any CPA14 Subsidiary (other than those listed on Schedule 2.1(g) of the CPA14 Disclosure Letter), in the case of (x) and (y) to which CPA14 or any CPA14 Subsidiary is a party other than as listed on Schedule 2.1(c)(iii) of the CPA14 Disclosure Letter.

(iv) Except as set forth in Schedule 2.1(c)(iv) of the CPA14 Disclosure Letter, no holder of securities in CPA14 or any CPA14 Subsidiary has any right to have such securities registered under the Securities Act or under any state securities Laws by CPA14 or any CPA14 Subsidiary, as the case may be. All prior issuances of securities by CPA14 or any CPA14 Subsidiary were, in all respects, made in compliance with all applicable federal and state securities Laws.

(d) Authority; No Violations; Consents and Approval.

(i) The CPA14 Special Committee, at a meeting duly called and held, unanimously (A) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger and the Alternate Merger, are in the best interests of CPA14 and the CPA14 Stockholders and (B) recommended to the Board of Directors of CPA14 that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger and the Alternate Merger, upon the terms and conditions contained herein and therein. The Board of Directors of CPA14, including a majority of the independent directors and a majority of the directors who are not interested in the Merger and the Alternate Merger and the other transactions contemplated by the Transaction Documents, has duly approved and declared advisable the Merger and the Alternate Merger and the other transactions contemplated by the Transaction Documents and has authorized that the Merger and the Alternate Merger be submitted for consideration at a special meeting of the CPA14 Stockholders (the ‘‘CPA14 Stockholder Meeting”). CPA14 has all requisite power and authority to enter into this Agreement and all other documents to be executed in connection with the transactions contemplated hereby (this Agreement and such other documents each a “Transaction Document” and collectively, the ‘‘Transaction Documents”) and, subject to receipt of the CPA14 Stockholder Approval, to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when executed will have been, duly authorized by all necessary action on the part of CPA14, subject to receipt of the CPA14 Stockholder Approval, and are enforceable in accordance with their terms, subject to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.1(d)(ii) of the CPA14 Disclosure Letter are duly and timely obtained or made and the CPA14 Stockholder Approval has been obtained, the execution and delivery of the Transaction Documents by CPA14 do not, and the consummation of the transactions contemplated thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of CPA14 or any of the CPA14 Subsidiaries under or require the consent or approval of any third party under, any provision of (A) the CPA14 Charter or the CPA14 Bylaws or any provision of the comparable charter or organizational documents of any of the CPA14 Subsidiaries, (B) any CPA14 Material Contract (it being understood that no representation is being given as to whether the Surviving Company and the CPA14 Subsidiaries will be in compliance with any financial covenants contained therein following the Merger) or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to CPA14 or any of the CPA14 Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to CPA14 or any of the CPA14 Subsidiaries in connection with the execution and delivery of the Transaction Documents by CPA14 or the consummation by CPA14 or the applicable CPA14 Subsidiaries of the transactions contemplated thereby, except for: (A) the filing with the Securities and Exchange Commission (the “SEC”) of (1) (a) the Joint Proxy Statement/Prospectus or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and such other compliance with the Exchange Act, as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT; (C) such filings and approvals as may be required by any applicable Environmental Laws, and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect.

(e) SEC Documents.

(i) CPA14 has made available to CPA16 (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CPA14 with the SEC since January 1, 2007 (the “CPA14 SEC Documents”) which are all of the documents required to have been filed by CPA14 with the SEC since that date. As of their respective dates, the CPA14 SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “SOX Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such CPA14 SEC Documents and none of the CPA14 SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later CPA14 SEC Documents filed and publicly available prior to the date of this Agreement. CPA14 does not have any outstanding and unresolved comments from the SEC with respect to the CPA14 SEC Documents. The consolidated financial statements of CPA14 and the CPA14 Subsidiaries included in the CPA14 SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of CPA14 and the CPA14 Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of CPA14 and the CPA14 Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later CPA14 SEC Documents filed and publicly available prior to the date of this Agreement. No CPA14 Subsidiary is required to make any filing with the SEC.

(ii) CPA14 maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) access to assets is permitted only in accordance with management’s general or specific authorization and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iii) CPA14’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (A) all information (both financial and non-financial) required to be disclosed by CPA14 in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information is accumulated and communicated to CPA14’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of CPA14 required under the Exchange Act with respect to such reports.

(iv) Since December 31, 2009, CPA14 has not received any notification of (A) a “significant deficiency” or (B) a “material weakness” in CPA14’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Absence of Certain Changes or Events.  Except as disclosed or reflected in the CPA14 SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.1(f) of the CPA14 Disclosure Letter, since December 31, 2009 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of CPA14’s capital stock except for regular quarterly dividends on the CPA14 Common Stock; (B) any amendment of any term of any outstanding equity security of CPA14 or any CPA14 Subsidiary; (C) any repurchase, redemption or other acquisition by CPA14 or any CPA14 Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, CPA14 or any CPA14 Subsidiary, except pursuant to CPA14’s regular redemption program; (D) any change in any method of accounting or accounting practice or any Tax method, practice or election by CPA14 or any CPA14 Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any CPA14 Material Adverse Effect, or (F) any incurrence, assumption or guarantee by CPA14 or any CPA14 Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices.

(g) No Undisclosed Material Liabilities.  Except as disclosed in the CPA14 SEC Documents, as set forth in Schedule 2.1(g) of the CPA14 Disclosure Letter or as otherwise would not reasonably be expected to have a CPA14 Material Adverse Effect, there are no liabilities of CPA14 or any of the CPA14 Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of CPA14 or the notes thereto, other than: (i) liabilities adequately provided for on the balance sheet of CPA14 dated as of December 31, 2009 (including the notes thereto) as required by GAAP, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iii) liabilities incurred in the ordinary course of business subsequent to December 31, 2009. Schedule 2.1(g) of the CPA14 Disclosure Letter sets forth, with respect to CPA14 and the CPA14

Subsidiaries, a complete list of all capitalized lease obligations and other indebtedness to any Person which is outstanding as of November 30, 2010 (or such later dates as may be referenced in Schedule 2.1(g) of the CPA14 Disclosure Letter), other than individual items of indebtedness in a principal amount less than $1,000,000. For purposes of this Section 2.1(g), “indebtedness” means, with respect to any Person, without duplication (i) all obligations of such Person for borrowed money or obligations with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such Person’s business, consistent with past practice), (vi) all capitalized lease obligations of such Person other than leases for office and computer equipment incurred in the ordinary course of business, (vii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (viii) all letters of credit issued for the account of such Person, and (ix) all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person.

(h) No Default.  None of CPA14 or any of the CPA14 Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the CPA14 Charter or the CPA14 Bylaws or the comparable charter or organizational documents of any of the CPA14 Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which CPA14 or any of the CPA14 Subsidiaries is a party or by which CPA14, any of the CPA14 Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to CPA14 or any of the CPA14 Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect.

(i) Compliance with Applicable Laws; Regulatory Matters.  Except for environmental matters, which are addressed in Section 2.1(o), CPA14 and the CPA14 Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “CPA14 Permits”), except where the failure so to hold such CPA14 Permits, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. CPA14 and the CPA14 Subsidiaries are in compliance with the terms of the CPA14 Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. Except as disclosed in the CPA14 SEC Documents, the businesses of CPA14 and the CPA14 Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. No investigation or review by any Governmental Entity with respect to CPA14 or any CPA14 Subsidiary is pending or, to CPA14’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. Neither CPA14 nor any CPA14 Subsidiary is subject to any order, writ, injunction, decree, statute, rule or regulation that would, individually or in the aggregate, reasonably be expected to have a CPA14 Material Adverse Effect. CPA14 is not subject to any judgment, decree, injunction, rule or order of any Governmental Entity that prohibits or would reasonably be expected to prohibit any of the transactions contemplated hereby. CPA14 has not taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the Knowledge of CPA14, threatened, against CPA14, for the winding up, liquidation or dissolution of CPA14.

(j) Litigation.  Except as disclosed in Schedule 2.1(j) of the CPA14 Disclosure Letter or the CPA14 SEC Documents, there is no suit, action or proceeding pending or, to the Knowledge of CPA14, threatened against or affecting CPA14 or any CPA14 Subsidiary or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a CPA14 Material

Adverse Effect or materially adversely affect the right or ability of CPA16 or its Affiliates to own and operate the business and assets of CPA14 or any CPA14 Subsidiary, nor is there any such suit, action or proceeding pending against CPA14 or any CPA14 Subsidiary or any of their respective properties or assets which in any manner challenges or seeks to prevent or enjoin, alter or materially delay any of the transactions contemplated hereby.

(k) Taxes.

(i) Each of CPA14 and the CPA14 Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any valid extension to file). Each such Tax Return is true, correct and complete in all material respects. CPA14 and each CPA14 Subsidiary has paid (or CPA14 has paid on its behalf), all material Taxes required to be paid. All material Taxes which CPA14 or the CPA14 Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use Taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the CPA14 SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by CPA14 and the CPA14 Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. CPA14 and each CPA14 Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2010, CPA14 has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including, without limitation, any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither CPA14 nor any of the CPA14 Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon CPA14 or any CPA14 Subsidiary. Neither CPA14 nor any CPA14 Subsidiary is the subject of any audit, examination, or other proceeding in respect of federal income Taxes; to the Knowledge of CPA14, no audit, examination or other proceeding in respect of federal income Taxes involving CPA14 or any CPA14 Subsidiary is being considered by any Tax authority; and no audit, examination or proceeding in respect of federal income Taxes involving CPA14 or any CPA14 Subsidiary has occurred since December 31, 2005. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of CPA14 or any CPA14 Subsidiary, proposed) against CPA14 or any of the CPA14 Subsidiaries, including claims by any taxing authority in a jurisdiction where CPA14 or any CPA14 Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of CPA14 or the CPA14 Subsidiaries except for statutory Liens for Taxes not yet due or payable and for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.

(ii) CPA14 (A) for each taxable year beginning with its taxable year ended on December 31, 1998, has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its qualification as a REIT, and no such challenge is pending, or to CPA14’s Knowledge, threatened. Each CPA14 Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by CPA14 (A) been classified for federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause CPA14 to violate Section 856(c)(4) of the Code. Each CPA14 Subsidiary which is a corporation, and each other issuer of securities in which CPA14 holds securities (within the meaning of Section 856(c) of the Code but excluding “straight debt” of issuers as described in Section 856(m) of the Code) having a value of more than 10 percent of the total value, or more than 10 percent of the total voting power, of the outstanding securities of such issuer, has since its acquisition by CPA14 been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code or otherwise qualified as a “real estate asset” within the meaning of Section 856(c)(5)(B) of the Code. Neither CPA14 nor any CPA14 Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or Treasury Regulation Section 1.337(d)-6 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder.

(iii) As of the date of this Agreement, CPA14 does not have any earnings and profits attributable to CPA14 or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of CPA14 or any of the CPA14 Subsidiaries is (A) subject, directly or indirectly, to any Tax Protection Agreement or (B) in violation of or in default under any Tax Protection Agreement.

(v) As of the date hereof, CPA14 is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither CPA14 nor any CPA14 Subsidiary is a party to any Tax allocation or sharing agreement or has changed any method of accounting for Tax purposes.

(vii) CPA14 does not have any liability for the Taxes of any person other than CPA14 and the CPA14 Subsidiaries and the CPA14 Subsidiaries do not have any liability for the Taxes of any person other than CPA14 and the CPA14 Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(viii) Neither CPA14 nor any CPA14 Subsidiary (x) has requested, received or is subject to any written ruling of a Governmental Entity related to Taxes or has entered into any written and legally binding agreement with a Governmental Entity relating to Taxes, (y) has engaged in any transaction of which it has made (or was required to make) disclosure to any Governmental Entity to avoid the imposition of any penalties related to Taxes, or (z) has participated in any transaction that could give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the Treasury Regulations thereunder or any similar provision under applicable Law.

(l) Pension and Benefit Plans; Employees.  Except as set forth in the CPA14 SEC Documents, neither CPA14 nor any CPA14 Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans. Neither CPA14 nor any CPA14 Subsidiary has any employees. None of the agreements to which CPA14 or any of the CPA14 Subsidiaries is a party would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

(m) Information Supplied.  None of the information supplied or to be supplied by CPA14 in writing for inclusion or incorporation by reference in the Form S-4, the Joint Proxy Statement/Prospectus or in any materials to be delivered to potential financing sources in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof or at the time the CPA14 Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (c) in the case of any materials to be delivered to potential financing sources in connection with the transactions contemplated by this Agreement, at the date such information is delivered, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will (with respect to CPA14, its officers and directors and the CPA14 Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by CPA16 or Merger Sub.

(n) Intangible Property.  CPA14 and the CPA14 Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of CPA14 and the CPA14 Subsidiaries (collectively, the “CPA14 Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect. All of the CPA14 Intangible Property is owned or licensed by CPA14 or the CPA14 Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect, and neither CPA14 nor any such CPA14 Subsidiary has forfeited or otherwise relinquished any CPA14 Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a CPA14 Material Adverse Effect. To the Knowledge of CPA14, the use of CPA14 Intangible Property by CPA14 or the CPA14 Subsidiaries does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither CPA14 nor any of the CPA14 Subsidiaries has received any notice of any claims or otherwise has Knowledge of any claims that any of the CPA14 Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the CPA14 Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect.

(o) Environmental Matters.  For purposes of this Agreement, (x) ‘‘Environmental Law” means any Law of any Governmental Entity relating to human health, safety or protection of the environment, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and (y) “Hazardous Material” means (A) any petroleum or petroleum products, regulated radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls (“PCBs”); or (B) any chemicals, materials, substances or wastes which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import, under any applicable Environmental Law. Except as disclosed in Schedule 2.1(o) of the CPA14 Disclosure Letter, the CPA14 SEC Documents or in the environmental audits/reports listed therein or except as would not reasonably be expected to have a CPA14 Material Adverse Effect:

(i) None of CPA14 or the CPA14 Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by CPA14 or any CPA14 Subsidiary to have any permit required under any applicable Environmental Law or with respect to any treatment, storage, recycling, transportation, disposal or “release” (as defined in 42 U.S.C. (S) 9601(22) (“Release”)) by CPA14 or any CPA14 Subsidiary of any Hazardous Material in material violation of any Environmental Law.

(ii) To the Knowledge of CPA14, except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property owned or operated by CPA14 or any CPA14 Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by CPA14 or any CPA14 Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by CPA14 or any CPA14 Subsidiary.

(iii) None of CPA14 or any CPA14 Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently or formerly owned, leased (including ground leases) or operated by CPA14 or a CPA14 Subsidiary.

(iv) None of CPA14 or any CPA14 Subsidiary has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any CPA14 Property or (B) any action taken which could subject any CPA14 Property to such Liens. To the Knowledge of CPA14, no such action is in process. CPA14 and the CPA14 Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any CPA14 Property.

(v) None of CPA14 or the CPA14 Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location which, to the Knowledge of CPA14, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against CPA14 or the CPA14 Subsidiaries related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder.

(vi) CPA14 and the CPA14 Subsidiaries have made notification of Releases of a Hazardous Material where required by applicable Environmental Law, and no property now or, to the Knowledge of CPA14, previously owned, leased (including ground leases) or operated by CPA14 or the CPA14 Subsidiaries is listed or, to the Knowledge of CPA14, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(vii) CPA14 and the CPA14 Subsidiaries have not entered into any agreements to provide indemnification to any third party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by CPA14 and the CPA14 Subsidiaries.

(viii) None of CPA14 or the CPA14 Subsidiaries has in its possession or control any environmental assessment or investigation reports prepared within the last four years that (A) have not been provided to CPA16 prior to the execution of this Agreement and (B) disclose a material environmental condition with respect to the CPA14 Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy listed in Schedule 2.1(q) of the CPA14 Disclosure Letter, except for such reports that reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities.

(p) Properties.

(i) (A) Except as listed in Schedule 2.1(p)(i) of the CPA14 Disclosure Letter, CPA14 or a CPA14 Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest (directly or indirectly) in an entity that owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of CPA14 included in the CPA14 SEC Documents (each, a “CPA14 Property” and collectively, the ‘‘CPA14 Properties”), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters identified on Schedule 2.1(p)(i) of the CPA14 Disclosure Letter, (2) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, and landlord liens, (4) all matters (x) disclosed on existing title policies or (y) as would be disclosed on current title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and would not have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness), (5) real estate Taxes and special assessments not yet due and payable which are being contested in good faith in the ordinary course of business, and (6) Liens that would not cause a material adverse effect on the value or use of the affected property;

(B) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, the CPA14 Properties are not subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “CPA14 Property Restrictions”), except for (1) CPA14 Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, which would not reasonably be expected to have a material adverse effect on the value or use of the affected property, (2) CPA14 Leases, landlord liens, easement agreements and all matters disclosed on existing title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys or as would be disclosed on current title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and which would not reasonably be expected to have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness) and (3) real estate Taxes and special assessments;

(C) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA14 or a CPA14 Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning proceedings that are pending or, to the Knowledge of CPA14 and the CPA14 Subsidiaries, threatened with respect to any material portion of any of the CPA14 Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CPA14 Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith;

(D) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA14 or any CPA14 Subsidiary has received written notice that it is currently in default or violation of any CPA14 Property Restrictions;

(E) except for the owners of the CPA14 Properties in which CPA14, any CPA14 Subsidiary or any joint venture involving CPA14 or the CPA14 Subsidiaries listed on Schedule 2.1(b) of the CPA14 Disclosure Letter has a leasehold interest, no Person (other than CPA14, a CPA14 Subsidiary or any joint venture involving CPA14 or the CPA14 Subsidiaries listed on Schedule 2.1(b) of the CPA14 Disclosure Letter) has any ownership interest in any of the CPA14 Properties; and

(F) except as listed on Schedule 2.1(p)(i)(F) of the CPA14 Disclosure Letter, all equity interests held by CPA14 or a CPA14 Subsidiary in entities which directly or indirectly own or lease CPA14 Properties are so held free and clear of Liens.

(ii) Except, individually or in the aggregate, as would not reasonably be expected to have a CPA14 Material Adverse Effect, all properties currently under development or construction by CPA14 or the CPA14 Subsidiaries and all properties currently under contract for acquisition, sale or transfer, development or commencement of construction as of the date of this Agreement by CPA14 and the CPA14 Subsidiaries are listed as such in Schedule 2.1(p)(ii) of the CPA14 Disclosure Letter.

(iii) Schedule 2.1(p)(iii) of the CPA14 Disclosure Letter sets forth the rent roll for each of the CPA14 Properties (the “CPA14 Rent Roll”) as of November 30, 2010, including any leases which have been executed for which the term has not yet commenced. Except as disclosed in Schedule 2.1(p)(iii) of the CPA14 Disclosure Letter and for discrepancies that, either individually or in the aggregate, would not reasonably be expected to have a CPA14 Material Adverse Effect, (1) the information set forth in the CPA14 Rent Roll is true, correct and complete as of the date thereof; (2) no brokerage fees, commissions or any similar payments are owed or payable by the lessor under any of the leases listed on the CPA14 Rent Roll (the “CPA14 Leases”) to any third party in connection with the existence or execution thereof, or in connection with any renewal, expansion or extension of any CPA14 Lease which has occurred prior to, or may occur after, the date hereof; (3) to the Knowledge of CPA14, all work to be performed by any party to any of the CPA14 Leases has been completed and fully paid for; (4) except in the ordinary course of business, no tenants under the CPA14 Leases are entitled to any free rent, abatement of rent or similar concession, nor to CPA14’s Knowledge, to any claim of any offset or defense against the payment of rent; (5) no person other than those identified on the CPA14 Rent Roll (and those claiming by, through or under them) is in occupancy of any portion of any CPA14 Property; (6) each CPA14 Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to CPA14 and the CPA14 Subsidiaries, as applicable, and, to the Knowledge of CPA14, each of the other parties thereto; and (7) there are no material defaults (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause a material default) under any CPA14 Lease by CPA14 or any CPA14 Subsidiary, or, to the Knowledge of CPA14, any of the other parties thereto.

(iv) Schedule 2.1(p)(iv) of the CPA14 Disclosure Letter lists (1) all agreements existing as of the date of this Agreement to which CPA14 or any CPA14 Subsidiary is a party providing (x) for the sale of, or option to sell, any CPA14 Property or the purchase of, or option to purchase, by CPA14 or any CPA14 Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate not yet consummated as of the date hereof or (y) all rights of first offer and rights of first refusal with regard to any CPA14 Properties and (2) all tenants of CPA14 Properties who have been granted early termination rights with respect to their lease obligations.

(v) Schedule 2.1(p)(v) of the CPA14 Disclosure Letter contains a list, as of the date of this Agreement, of (A) all unfunded capital improvements required to have been conducted by CPA14 or any CPA14 Subsidiary in excess of $750,000 in any instance, (B) all outstanding leasing commissions in excess of $750,000 in any instance and (C) all committed capital expenditures in excess of $750,000 in any instance.

(q) Insurance.  Schedule 2.1(q) of the CPA14 Disclosure Letter sets forth a complete list as of the date of this Agreement of all insurance policies (but excluding title insurance policies) which CPA14 or any CPA14 Subsidiary maintains with respect to its respective businesses or properties. CPA14 has not been informed that any such policies are not in full force and effect in all material respects, as of the date of this Agreement. All premiums due and payable by CPA14 or any CPA14 Subsidiary thereof under each such policy obtained by CPA14 or any CPA14 Subsidiary have been paid.

(r) Opinion of Financial Advisor.  The Board of Directors of CPA14 has received the opinion of Robert A. Stanger & Co., Inc. dated as of the date of this Agreement, to the effect that, among other things, as of such date, the Merger Consideration is fair from a financial point of view to the unaffiliated holders of CPA14 Common Stock, which opinion will be made available to CPA16 solely for informational purposes as promptly as practicable following receipt thereof by CPA14. CPA14 has been advised that Robert A. Stanger & Co., Inc. will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by Robert A. Stanger & Co., Inc., a reference to the opinion in the Form S-4 and the Joint Proxy Statement/Prospectus.

(s) Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of CPA14 Common Stock is the only vote of holders of securities of CPA14 required to approve the Merger and the other transactions contemplated by the Transaction Documents (the “CPA14 Stockholder Approval”).

(t) Brokers.  Except for the fees and expenses payable to Robert A. Stanger & Co., Inc. (which fees have been disclosed to CPA16), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of CPA14 or any

CPA14 Subsidiary. CPA14 has previously provided CPA16 with a true and complete copy of the engagement letter with Robert A. Stanger & Co., Inc. as in effect on the date hereof, pursuant to which such fees and expenses are payable, and the amounts payable by CPA14 pursuant to such letter shall not have been increased between the date of this Agreement and the Closing Date.

(u) Investment Company Act of 1940.  Neither CPA14 nor any of the CPA14 Subsidiaries is, or after giving effect to the transactions contemplated by this Agreement will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v) Contracts.

(i) Schedule 2.1(v)(i) and Schedule 2.1(g) of the CPA14 Disclosure Letter list all CPA14 Material Contracts to which CPA14 or any CPA14 Subsidiary is a party that are in effect as of the date of this Agreement. Except as set forth in Schedule 2.1(v)(i) of the CPA14 Disclosure Letter or in the CPA14 SEC Documents, each CPA14 Material Contract is valid, binding and enforceable in accordance with its terms and in full force and effect with respect to CPA14 and the CPA14 Subsidiaries, as applicable, and, to the Knowledge of CPA14, each of the other parties thereto, except, in each case, where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a CPA14 Material Adverse Effect, and there are no defaults (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause a default) under any CPA14 Material Contract by CPA14 or any CPA14 Subsidiary, or, to the Knowledge of CPA14, any of the other parties thereto, except for those defaults that would not, individually or in the aggregate, reasonably be expected to have a CPA14 Material Adverse Effect. For purposes of this Agreement, “CPA14 Material Contracts” shall mean (A) any partnership, limited liability company or joint venture agreement between CPA14 or any CPA14 Subsidiary, on the one hand, and a third party, on the other hand, (B) the mortgage loans set forth on Schedule 2.1(g) of the CPA14 Disclosure Letter, (C) each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by CPA14 or any CPA14 Subsidiary which may result in total payments by or liability of CPA14 or any CPA14 Subsidiary in excess of $1,000,000, (D) any other agreements filed or required to be filed as exhibits to the CPA14 SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (E) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which CPA14 or any CPA14 Subsidiary is a party or an obligor with respect thereto, (F) the CPA14 Leases with respect to the five largest CPA14 Tenants measured by lease revenue, and (G) any agreement, commitment, instrument or obligation of a type described in Sections 2.1(v)(ii) through 2.1(v)(iv); in each case including all amendments, modifications and supplements to such CPA14 Material Contracts and all side letters to which CPA14 or any CPA14 Subsidiary is a party affecting the obligations of any party thereunder.

(ii) The Merger and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision on any mortgages, except as set forth in Schedule 2.1(v)(ii) of the CPA14 Disclosure Letter.

(iii) Except for those agreements set forth in Schedule 2.1(v)(iii) of the CPA14 Disclosure Letter or agreements in which CPA14 agrees not to sell a CPA14 Property to a competitor of the CPA14 Property’s current tenant, there are no non-competition agreements or other contracts or agreements that contain covenants that restrict CPA14’s or any CPA14 Subsidiary’s ability to conduct its business in any location or present a material restriction on the conduct of the business of CPA14 or the CPA14 Subsidiaries.

(iv) Except as set forth in Schedule 2.1(v)(iv) of the CPA14 Disclosure Letter, there are no indemnification agreements entered into by and between CPA14 and any director or officer of CPA14 or any of the CPA14 Subsidiaries, other than in respect of independent directors as may be required in connection with financing the CPA14 Properties.

(w) State Takeover Statutes; Charter Waiver.  CPA14 has taken all action necessary to exempt the transactions contemplated by this Agreement from operation of any “fair price,” “business combination,”

“moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under federal or state Laws of the United States or similar statute or regulation (a “Takeover Statute”). CPA14 and the CPA14 Board of Directors have taken all appropriate and necessary actions to waive or remove, or to exempt CPA16 and Merger Sub and their beneficial owners from triggering, any and all limitations on ownership of CPA14 Common Stock contained in the CPA14 Charter or CPA14 Bylaws by reason of the Merger and the other transactions contemplated by this Agreement.

(x) Related Party Transactions.  Except as expressly described in the CPA14 SEC Documents or as set forth in Schedule 2.1(x) of the CPA14 Disclosure Letter, there are no material arrangements, agreements or contracts entered into by CPA14 or any of the CPA14 Subsidiaries, on the one hand, and any Person who is an officer, director or Affiliate of CPA14 or any CPA14 Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of any such documents have been previously provided to CPA16.

Section 2.2.  Representations and Warranties of CPA16 and Merger Sub.  CPA16 and Merger Sub represent and warrant to CPA14 that, except as disclosed in the CPA16 / Merger Sub disclosure letter dated as of the date of this Agreement and delivered to CPA14 in connection with the execution hereof (the “CPA16 Disclosure Letter”):

(a) Organization, Standing and Corporate Power.  Each of CPA16 and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of CPA16 and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have, or would not be reasonably likely to have, a CPA16 Material Adverse Effect.

(b) Capital Structure.

(i) As of the date of this Agreement, the authorized capital stock of CPA16 consists of 250,000,000 shares of CPA16 Common Stock, 126,071,731 shares of which are issued and outstanding. All outstanding shares of CPA16 Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. All dividends or distributions on securities of CPA16 or any CPA16 Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Except as permitted under this Agreement or as set forth in Schedule 2.2(b)(ii) of the CPA16 Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no shares of stock, Voting Debt or other voting securities or equity securities of CPA16 or Merger Sub; (2) no securities of CPA16 or any CPA16 Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of stock, Voting Debt or other voting securities or equity securities of CPA16 or any CPA16 Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which CPA16 or any CPA16 Subsidiary is a party or by which it is bound obligating CPA16 or any CPA16 Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of stock, Voting Debt or other voting securities of CPA16 or of any CPA16 Subsidiary, or obligating CPA16 or any CPA16 Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement.

(iii) Except as set forth in Schedule 2.2(b)(iii) of the CPA16 Disclosure Letter, no holder of securities in CPA16 or any CPA16 Subsidiary has any right to have such securities registered under the

Securities Act or under any state securities Laws by CPA16 or any CPA16 Subsidiary, as the case may be. All prior issuances of securities by CPA16 or any CPA16 Subsidiary were, in all respects, made in compliance with all applicable federal and state securities Laws.

(iv) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, 100 shares of which are issued and outstanding. All 100 issued and outstanding shares of Merger Sub common stock are duly authorized, validly issued, fully paid and nonassessable and are owned by CPA16 free and clear of any Liens.

(c) Authority; No Violations; Consents and Approval.

(i) The CPA16 Special Committee, at a meeting duly called and held, unanimously (A) determined that this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, the Alternate Merger, the Reorganization and an amendment to the articles of incorporation of CPA16 (“CPA16 Charter”) to increase the authorized capital stock of CPA16 to 400,000,000 shares of CPA16 Common Stock (the ‘‘CPA16 Capital Increase”) are in the best interests of CPA16 and the stockholders of CPA16 and (B) recommended to the Board of Directors of CPA16 that it approve and declare advisable this Agreement, and the transactions contemplated hereby and by the Transaction Documents, including the Merger, the Alternate Merger, the Reorganization and the CPA16 Capital Increase, upon the terms and conditions contained herein and therein. The Board of Directors of CPA16, including a majority of the independent directors and a majority of the directors who are not interested in the Merger, the Alternate Merger and the other transactions contemplated by the Transaction Documents, has duly approved and declared advisable the Merger, the Alternate Merger, the Reorganization, the CPA16 Capital Increase and the other transactions contemplated by the Transaction Documents and has authorized that the Alternate Merger, the Reorganization and the CPA16 Capital Increase be submitted for consideration at a special meeting (the “CPA16 Stockholder Meeting”) of the stockholders of CPA16 (the “CPA16 Stockholders”). Each of the Board of Directors of Merger Sub and CPA16, as the sole stockholder of Merger Sub, has duly approved the Merger. Each of CPA16 and Merger Sub has all requisite power and authority to enter into the Transaction Documents and, subject to receipt of the CPA16 Stockholder Approvals, to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when executed will have been, duly authorized by all necessary action on the part of CPA16, subject to receipt of the CPA16 Stockholder Approvals, and Merger Sub, and are enforceable in accordance with their terms, subject to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.2(c)(ii) of the CPA16 Disclosure Letter are duly and timely obtained or made and the CPA16 Stockholder Approvals have been obtained, the execution and delivery of the Transaction Documents by CPA16 and Merger Sub do not, and the consummation of the transactions contemplated thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of CPA16 or Merger Sub under or require the consent or approval of any third party under, any provision of (A) the CPA16 Charter or the bylaws of CPA16 (the “CPA16 Bylaws”) (with respect to CPA16) or the Merger Sub Charter or the Merger Sub Bylaws (with respect to Merger Sub), (B) any CPA16 Material Contract or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to CPA16 or Merger Sub, or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to CPA16 or any of the CPA16 Subsidiaries in connection with the execution and delivery of the Transaction Documents by CPA16 or Merger Sub or the consummation by CPA16 or Merger Sub or the applicable CPA16 Subsidiaries of the transactions contemplated thereby, except for: (A) the filing with the SEC of (1) (a) the Joint Proxy Statement/Prospectus or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act, as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT; (C) the filing of articles of amendment to the CPA16 Charter to effect the CPA16 Capital Increase with, and the acceptance for record of such articles of amendment by, the SDAT; (D) such filings and approvals as may be required by any applicable Environmental Laws; and (E) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect.

(d) SEC Documents.

(i) CPA16 has made available to CPA14 (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CPA16 with the SEC since January 1, 2007 (the “CPA16 SEC Documents”) which are all of the documents required to have been filed by CPA16 with the SEC since that date. As of their respective dates, the CPA16 SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the SOX Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such CPA16 SEC Documents and none of the CPA16 SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later CPA16 SEC Documents filed and publicly available prior to the date of this Agreement. CPA16 does not have any outstanding and unresolved comments from the SEC with respect to the CPA16 SEC Documents. The consolidated financial statements of CPA16 and CPA16 Subsidiaries included in the CPA16 SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of CPA16 and the CPA16 Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of CPA16 and the CPA16 Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later CPA16 SEC Documents filed and publicly available prior to the date of this Agreement. No CPA16 Subsidiary is required to make any filing with the SEC.

(ii) CPA16 maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) access to assets is permitted only in accordance with management’s general or specific authorization and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iii) CPA16’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (A) all information (both financial and non-financial) required to be disclosed by CPA16 in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information is accumulated and communicated to CPA16’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of CPA16 required under the Exchange Act with respect to such reports.

(iv) Since December 31, 2009, CPA16 has not received any notification of (A) a “significant deficiency” or (B) a “material weakness” in CPA16’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(e) Absence of Certain Changes or Events.  Except as disclosed or reflected in the CPA16 SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.2(e) of the CPA16 Disclosure Letter, since December 31, 2009 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of CPA16’s capital stock except for regular quarterly dividends on the CPA16 Common Stock; (B) any amendment of any term of any outstanding equity security of CPA16 or any CPA16 Subsidiary; (C) any repurchase, redemption or other acquisition by CPA16 or any CPA16 Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, CPA16 or any CPA16 Subsidiary, except pursuant to CPA16’s regular redemption program; (D) any change in any method of accounting or accounting practice or any Tax method, practice or election by CPA16 or any CPA16 Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any CPA16 Material Adverse Effect, or (F) any incurrence, assumption or guarantee by CPA16 or any CPA16 Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices.

(f) No Undisclosed Material Liabilities.  Except as disclosed in the CPA16 SEC Documents, as set forth in Schedule 2.2(f) of the CPA16 Disclosure Letter or as otherwise would not reasonably be expected to have a CPA16 Material Adverse Effect, there are no liabilities of CPA16 or any CPA16 Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of CPA16 or the notes thereto, other than: (i) liabilities adequately provided for on the balance sheet of CPA16 dated as of December 31, 2009 (including the notes thereto) as required by GAAP, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iii) liabilities incurred in the ordinary course of business subsequent to December 31, 2009.

(g) No Default.  Neither CPA16 nor Merger Sub is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the CPA16 Charter or the CPA16 Bylaws or the Merger Sub Charter or the Merger Sub Bylaws, as applicable, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which CPA16 or Merger Sub is a party or by which CPA16, Merger Sub or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to CPA16 or Merger Sub, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect.

(h) Compliance with Applicable Laws; Regulatory Matters.  Except for environmental matters, which are addressed in Section 2.2(n), CPA16 and the CPA16 Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “CPA16 Permits”), except where the failure so to hold such CPA16 Permits, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect. CPA16 and the CPA16 Subsidiaries are in compliance with the terms of the CPA16 Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect. Except as disclosed in the CPA16 SEC Documents, the businesses of CPA16 and the CPA16 Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a

CPA16 Material Adverse Effect. No investigation or review by any Governmental Entity with respect to CPA16 or any CPA16 Subsidiary is pending or, to CPA16’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect. Neither CPA16 nor any CPA16 Subsidiary is subject to any order, writ, injunction, decree, statute, rule or regulation that would, individually or in the aggregate, reasonably be expected to have a CPA16 Material Adverse Effect. Neither CPA16 nor Merger Sub is subject to any judgment, decree, injunction, rule or order of any Governmental Entity that prohibits or would reasonably be expected to prohibit any of the transactions contemplated hereby. Neither CPA16 nor Merger Sub has taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the Knowledge of CPA16, threatened, against CPA16 or Merger Sub, for the winding up, liquidation or dissolution of CPA16 or Merger Sub.

(i) Litigation.  Except as disclosed in Schedule 2.2(i) of the CPA16 Disclosure Letter or the CPA16 SEC Documents, there is no suit, action or proceeding pending or, to the Knowledge of CPA16, threatened against or affecting CPA16 or any CPA16 Subsidiary or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a CPA16 Material Adverse Effect, nor is there any such suit, action or proceeding pending against CPA16 or any CPA16 Subsidiary or any of their respective properties or assets which in any manner challenges or seeks to prevent or enjoin, alter or materially delay any of the transactions contemplated hereby.

(j) Taxes.

(i) Each of CPA16 and the CPA16 Subsidiaries has timely filed all material Tax Returns required to be filed by it (after giving effect to any valid extension to file). Each such Tax Return is true, correct and complete in all material respects. CPA16 and each CPA16 Subsidiary has paid (or CPA16 has paid on its behalf), all material Taxes required to be paid. All material Taxes which CPA16 or the CPA16 Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use Taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the CPA16 SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by CPA16 and the CPA16 Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. CPA16 and each CPA16 Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2010, CPA16 has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including, without limitation, any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither CPA16 nor any of the CPA16 Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon CPA16 or any CPA16 Subsidiary. Neither CPA16 nor any CPA16 Subsidiary is the subject of any audit, examination, or other proceeding in respect of federal income Taxes; to the Knowledge of CPA16, no audit, examination or other proceeding in respect of federal income Taxes involving CPA16 or any CPA16 Subsidiary is being considered by any Tax authority; and no audit, examination or proceeding in respect of federal income Taxes involving CPA16 or any CPA16 Subsidiary has occurred since December 31, 2005. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of CPA16 or any CPA16 Subsidiary, proposed) against CPA16 or any of the CPA16 Subsidiaries, including claims by any taxing authority in a jurisdiction where CPA16 or any CPA16 Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of CPA16 or the CPA16 Subsidiaries except for statutory Liens for Taxes not yet due or payable and for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.

(ii) CPA16 (A) for each taxable year beginning with its taxable year ended on December 31, 2004, has been subject to taxation as a REIT within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its qualification as a REIT, and no such challenge is pending, or to CPA16’s Knowledge, threatened. Each CPA16 Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by CPA16 (A) been classified for federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause CPA16 to violate Section 856(c)(4) of the Code. Each CPA16 Subsidiary which is a corporation, and each other issuer of securities in which CPA16 holds securities (within the meaning of Section 856(c) of the Code but excluding “straight debt” of issuers as described in Section 856(m) of the Code) having a value of more than 10 percent of the total value, or more than 10 percent of the total voting power, of the outstanding securities of such issuer, has since its acquisition by CPA16 been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code or otherwise qualified as a “real estate asset” within the meaning of Section 856(c)(5)(B) of the Code. Neither CPA16 nor any CPA16 Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or Treasury Regulation Section 1.337(d)-6 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder.

(iii) As of the date of this Agreement, CPA16 does not have any earnings and profits attributable to CPA16 or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of CPA16 or any of the CPA16 Subsidiaries is (A) subject, directly or indirectly, to any Tax Protection Agreement or (B) in violation of or in default under any Tax Protection Agreement.

(v) As of the date hereof, CPA16 is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither CPA16 nor any CPA16 Subsidiary is a party to any Tax allocation or sharing agreement or has changed any method of accounting for Tax purposes.

(vii) CPA16 does not have any liability for the Taxes of any person other than CPA16 and the CPA16 Subsidiaries and the CPA16 Subsidiaries do not have any liability for the Taxes of any person other than CPA16 and the CPA16 Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(viii) Neither CPA16 nor any CPA16 Subsidiary (x) has requested, received or is subject to any written ruling of a Governmental Entity related to Taxes or has entered into any written and legally binding agreement with a Governmental Entity relating to Taxes, (y) has engaged in any transaction of which it has made (or was required to make) disclosure to any Governmental Entity to avoid the imposition of any penalties related to Taxes, or (z) has participated in any transaction that could give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the Treasury Regulations thereunder or any similar provision under applicable Law.

(k) Pension and Benefit Plans; Employees.  Except as set forth in the CPA16 SEC Documents, neither CPA16 nor any CPA16 Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans. Neither CPA16 nor any CPA16 Subsidiary has any employees. None of the agreements to which CPA16 or any of the CPA16

Subsidiaries is a party would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

(l) Information Supplied.  None of the information supplied or to be supplied by CPA16 or Merger Sub in writing for inclusion or incorporation by reference in the Form S-4, the Joint Proxy Statement/Prospectus or in any materials to be delivered by CPA16 or Merger Sub to potential financing sources in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof or at the time the CPA16 Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (c) in the case of any materials to be delivered to potential financing sources in connection with the transactions contemplated by this Agreement, at the date such information is delivered, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will (with respect to CPA16, its officers and directors and the CPA16 Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by CPA14.

(m) Intangible Property.  CPA16 and the CPA16 Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of CPA16 and the CPA16 Subsidiaries (collectively, the “CPA16 Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect. All of the CPA16 Intangible Property is owned or licensed by CPA16 or the CPA16 Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect, and neither CPA16 nor any such CPA16 Subsidiary has forfeited or otherwise relinquished any CPA16 Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a CPA16 Material Adverse Effect. To the Knowledge of CPA16, the use of CPA16 Intangible Property by CPA16 or the CPA16 Subsidiaries does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither CPA16 nor any of the CPA16 Subsidiaries has received any notice of any claims or otherwise has Knowledge of any claims that any of the CPA16 Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the CPA16 Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect.

(n) Environmental Matters.  Except as disclosed in Schedule 2.2(n) of the CPA16 Disclosure Letter, the CPA16 SEC Documents or in the environmental audits/reports listed therein or except as would not reasonably be expected to have a CPA16 Material Adverse Effect:

(i) None of CPA16 or the CPA16 Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by CPA16 or any CPA16 Subsidiary to have any permit required under any applicable Environmental

Law or with respect to any Release by CPA16 or any CPA16 Subsidiary of any Hazardous Material in material violation of any Environmental Law.

(ii) To the Knowledge of CPA16, except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property owned or operated by CPA16 or any CPA16 Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by CPA16 or any CPA16 Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by CPA16 or any CPA16 Subsidiary.

(iii) None of CPA16 or any CPA16 Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently or formerly owned, leased (including ground leases) or operated by CPA16 or a CPA16 Subsidiary.

(iv) None of CPA16 or any CPA16 Subsidiary has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any CPA16 Property or (B) any action taken which could subject any CPA16 Property to such Liens. To the Knowledge of CPA16, no such action is in process. CPA16 and the CPA16 Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any CPA16 Property.

(v) None of CPA16 or the CPA16 Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location which, to the Knowledge of CPA16, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against CPA16 or the CPA16 Subsidiaries related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder.

(vi) CPA16 and the CPA16 Subsidiaries have made notification of Releases of a Hazardous Material where required by applicable Environmental Law, and no property now or, to the Knowledge of CPA16, previously owned, leased (including ground leases) or operated by CPA16 or the CPA16 Subsidiaries is listed or, to the Knowledge of CPA16, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(vii) CPA16 and the CPA16 Subsidiaries have not entered into any agreements to provide indemnification to any third party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by CPA16 and the CPA16 Subsidiaries.

(viii) None of CPA16 or the CPA16 Subsidiaries has in its possession or control any environmental assessment or investigation reports prepared within the last four years that (A) have not been provided to CPA14 prior to the execution of this Agreement and (B) disclose a material environmental condition with respect to the CPA16 Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy listed in Schedule 2.2(p) of the CPA16 Disclosure Letter, except for such reports that reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities.

(o) Properties.

(i) (A) Except as listed in Schedule 2.2(o)(i) of the CPA16 Disclosure Letter, CPA16 or a CPA16 Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest (directly or indirectly) in an entity that owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of CPA16 included in the CPA16 SEC Documents and as identified in Schedule 2.2(o)(i) of the CPA16 Disclosure Letter (each, a “CPA16 Property” and collectively, the ‘‘CPA16 Properties”), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters identified on Schedule 2.2(o)(i) of the CPA16 Disclosure Letter, (2) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured, and landlord liens, (4) all matters (x) disclosed on existing title policies or (y) as would be disclosed on current title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and would not have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness), (5) real estate Taxes and special assessments not yet due and payable which are being contested in good faith in the ordinary course of business, and (6) Liens that would not cause a material adverse effect on the value or use of the affected property;

(B) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, the CPA16 Properties are not subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “CPA16 Property Restrictions”), except for (1) CPA16 Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, which would not reasonably be expected to have a material adverse effect on the value or use of the affected property, (2) CPA16 Leases, landlord liens, easement agreements and all matters disclosed on existing title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys or as would be disclosed on current title policies, title reports, legal due diligence reports, landlord waivers, zoning reports or surveys and which would not reasonably be expected to have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness) and (3) real estate Taxes and special assessments;

(C) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA16 or a CPA16 Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning proceedings that are pending or, to the Knowledge of CPA16 and the CPA16 Subsidiaries threatened, with respect to any material portion of any of the CPA16 Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CPA16 Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith;

(D) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA16 or any CPA16 Subsidiary has received written notice that it is currently in default or violation of any CPA16 Property Restrictions;

(E) except for the owners of the CPA16 Properties in which CPA16, any CPA16 Subsidiary or any joint venture involving CPA16 or the CPA16 Subsidiaries has a leasehold interest, no Person (other than CPA16, a CPA16 Subsidiary or any joint venture involving CPA16 or the CPA16 Subsidiaries) has any ownership interest in any of the CPA16 Properties; and

(F) except as listed on Schedule 2.2(o)(i)(F) of the CPA16 Disclosure Letter, all equity interests held by CPA16 or a CPA16 Subsidiary in entities which directly or indirectly own or lease CPA16 Properties are so held free and clear of Liens.

(ii) Except, individually or in the aggregate, as would not reasonably be expected to have a CPA16 Material Adverse Effect, all properties currently under development or construction by CPA16 or the CPA16 Subsidiaries and all properties currently under contract for acquisition, sale or transfer, development or commencement of construction as of the date of this Agreement by CPA16 and the CPA16 Subsidiaries are listed as such in Schedule 2.2(o)(ii) of the CPA16 Disclosure Letter.

(iii) Schedule 2.2(o)(iii) of the CPA16 Disclosure Letter sets forth the rent roll for each of the CPA16 Properties (the “CPA16 Rent Roll”) as of November 30, 2010, including any leases which have been executed for which the term has not yet commenced. Except as disclosed in Schedule 2.2(o)(iii) of the CPA16 Disclosure Letter and for discrepancies that, either individually or in the aggregate, would not reasonably be expected to have a CPA16 Material Adverse Effect, (1) the information set forth in the CPA16 Rent Roll is true, correct and complete as of the date thereof; (2) no brokerage fees, commissions or any similar payments are owed or payable by the lessor under any of the leases listed on the CPA16 Rent Roll (the “CPA16 Leases”) to any third party in connection with the existence or execution thereof, or in connection with any renewal, expansion or extension of any CPA16 Lease which has occurred prior to, or may occur after, the date hereof; (3) to the Knowledge of CPA16, all work to be performed by any party to any of the CPA16 Leases has been completed and fully paid for; (4) except in the ordinary course of business, no tenants under the CPA16 Leases are entitled to any free rent, abatement of rent or similar concession, nor to CPA16’s Knowledge, to any claim of any offset or defense against the payment of rent; (5) no person other than those identified on the CPA16 Rent Roll (and those claiming by, through or under them) is in occupancy of any portion of any CPA16 Property; (6) each CPA16 Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to CPA16 and the CPA16 Subsidiaries, as applicable, and, to the Knowledge of CPA16, each of the other parties thereto; and (7) there are no material defaults (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause a material default) under any CPA16 Lease by CPA16 or any CPA16 Subsidiary, or, to the Knowledge of CPA16, any of the other parties thereto.

(iv) Schedule 2.2(o)(iv) of the CPA16 Disclosure Letter lists (1) all agreements existing as of the date of this Agreement to which CPA16 or any CPA16 Subsidiary is a party providing (x) for the sale of, or option to sell, any CPA16 Property or the purchase of, or option to purchase, by CPA16 or any CPA16 Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate not yet consummated as of the date hereof or (y) all rights of first offer and rights of first refusal with regard to any CPA16 Properties and (2) all tenants of CPA16 Properties who have been granted early termination rights with respect to their lease obligations.

(v) Schedule 2.2(o)(v) of the CPA16 Disclosure Letter contains a list, as of the date of this Agreement, of (A) all unfunded capital improvements required to have been conducted by CPA16 or any CPA16 Subsidiary in excess of $750,000 in any instance, (B) all outstanding leasing commissions in excess of $750,000 in any instance and (C) all committed capital expenditures in excess of $750,000 in any instance.

(p) Insurance.  Schedule 2.2(p) of the CPA16 Disclosure Letter sets forth a complete list as of the date of this Agreement of all insurance policies (but excluding title insurance policies) which CPA16 or any CPA16 Subsidiary maintains with respect to its respective businesses or properties. CPA16 has not been informed that any such policies are not in full force and effect in all material respects, as of the date of this Agreement. All premiums due and payable by CPA16 or any CPA16 Subsidiary thereof under each such policy obtained by CPA16 or any CPA16 Subsidiary have been paid.

(q) Opinion of Financial Advisor.  The Board of Directors of CPA16 has received the opinion of Deutsche Bank Securities Inc. dated as of the date of this Agreement, to the effect that, among other things, as of the date hereof, the Merger Consideration is fair from a financial point of view to the unaffiliated holders of CPA16 Common Stock, which opinion will be made available to CPA14 solely for informational purposes as promptly as practicable following receipt thereof by CPA16. CPA16 has been advised that Deutsche Bank Securities Inc. will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by Deutsche Bank Securities Inc., a reference to the opinion in the Form S-4 and the Joint Proxy Statement/Prospectus.

(r) Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of CPA16 Common Stock is the only vote of holders of securities of CPA16 required to approve each of the Alternate Merger, the Reorganization, the CPA16 Capital Increase and the other transactions contemplated by the Transaction Documents (the “CPA16 Stockholder Approvals”). The Merger does not require the approval of the CPA16 Stockholders.

(s) Brokers.  Except for the fees and expenses payable to Deutsche Bank Securities Inc. (which fees have been disclosed to CPA14), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of CPA16 or any CPA16 Subsidiary. CPA16 has previously provided CPA14 with a true and complete copy of the engagement letter with Deutsche Bank Securities Inc. as in effect on the date hereof, pursuant to which such fees and expenses are payable, and the amounts payable by CPA16 pursuant to such letter shall not have been increased between the date of this Agreement and the Closing Date.

(t) Investment Company Act of 1940.  Neither CPA16 nor any of the CPA16 Subsidiaries is, or after giving effect to the transactions contemplated by this Agreement will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u) Contracts.

(i) Except as set forth in Schedule 2.2(u)(i) of the CPA16 Disclosure Letter or in the CPA16 SEC Documents, each CPA16 Material Contract is valid, binding and enforceable in accordance with its terms and in full force and effect with respect to CPA16 and the CPA16 Subsidiaries, as applicable, and, to the Knowledge of CPA16, each of the other parties thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a CPA16 Material Adverse Effect, and there are no defaults (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) under any CPA16 Material Contract by CPA16 or any CPA16 Subsidiary, or, to the Knowledge of CPA16, any of the other parties thereto, except for those defaults that would not, individually or in the aggregate, reasonably be expected to have a CPA16 Material Adverse Effect. For purposes of this Agreement, “CPA16 Material Contracts” shall mean (A) any partnership, limited liability company or joint venture agreement between CPA16 or any CPA16 Subsidiary, on the one hand, and a third party, on the other hand, (B) any capitalized lease obligations and other indebtedness to any Person, other than individual items of indebtedness in a principal amount less than $1,000,000, (C) each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by CPA16 or any CPA16 Subsidiary which may result in total payments by or liability of CPA16 or any CPA16 Subsidiary in excess of $1,000,000, (D) any other agreements filed or required to be filed as exhibits to the CPA16 SEC Documents pursuant to Item 601(b)(10) of Regulation S K of Title 17, Part 229 of the Code of Federal Regulations, (E) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which CPA16 or any CPA16 Subsidiary is a party or an obligor with respect thereto, (F) the CPA16 Leases with respect to the five largest CPA16 Tenants measured by lease revenue, and (G) any agreement, commitment, instrument or obligation of a type described in Sections 2.2(u)(ii) through 2.2(u)(iv); in each case including all amendments, modifications and supplements to such CPA16 Material Contracts and all side letters to which CPA16 or any CPA16 Subsidiary is a party affecting the obligations of any party thereunder.

(ii) The Merger and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision on any mortgages, except as set forth in Schedule 2.2(u)(ii) of the CPA16 Disclosure Letter.

(iii) Except for those agreements set forth in Schedule 2.2(u)(iii) of the CPA16 Disclosure Letter or agreements in which CPA16 agrees not to sell a CPA16 Property to a competitor of the CPA16 Property’s current tenant, there are no non-competition agreements or other contracts or agreements that contain covenants that restrict CPA16’s or any CPA16 Subsidiary’s ability to conduct its business in any location or present a material restriction on the conduct of the business of CPA16 or the CPA16 Subsidiaries.

(iv) Except as set forth in Schedule 2.2(u)(iv) of the CPA16 Disclosure Letter, there are no indemnification agreements entered into by and between CPA16 and any director or officer of CPA16 or any of the CPA16 Subsidiaries, other than in respect of independent directors as may be required in connection with financing the CPA16 Properties.

(v) Related Party Transactions.  Except as expressly described in the CPA16 SEC Documents or as set forth in Schedule 2.2(v) of the CPA16 Disclosure Letter, there are no material arrangements, agreements or contracts entered into by CPA16 or any of the CPA16 Subsidiaries, on the one hand, and any Person who is an officer, director or Affiliate of CPA16 or any CPA16 Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of any such documents have been previously provided to CPA14.

(w) Transaction Financing.

(i) True, correct and complete copies of the executed debt commitment letters from Bank of America, N.A., the sole administrative agent and lead arranger for a $300,000,000 Senior Secured Revolving Credit Facility (the ‘‘Senior Credit Facility”), and the other banks acting as syndicate lenders, are attached hereto as Exhibit F (the “Commitment Letters”), pursuant to which the financing sources described therein have agreed to lend to CPA16, on the terms and subject to the conditions set forth therein, the debt amounts set forth therein. The Senior Credit Facility will be used by CPA16 (A) to finance a portion of the Cash Consideration (the “Debt Financing”), (B) to repay certain property level indebtedness as described on Schedule 2.2(w)(i) and (C) for general corporate and working capital purposes, in each case in such amounts as determined by CPA16 and CAM in their reasonable commercial discretion.

(ii) The Commitment Letters are in full force and effect and are valid and enforceable against the parties thereto in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The obligations of the financing sources to fund their respective commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. As of the date of this Agreement, to the Knowledge of CPA16, no event has occurred that (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach or default under the Commitment Letters by CPA16. CPA16 has no Knowledge of any facts or circumstances that are reasonably likely to result in any of the conditions set forth in the Commitment Letters not being satisfied or the funding contemplated in the Commitment Letters not being made available to CPA16 on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, the Commitment Letters have not been amended or modified and the commitments contained in such letters have not been withdrawn or rescinded in any respect. CPA16 or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date of this Agreement.

(iii) The cash on hand and available to CPA14 and CPA16, the Debt Financing and the Equity Financing (described in Section 4.3(d)), taken together, will be sufficient for CPA16 to pay (A) the aggregate cash portion of the Merger Consideration to CPA14 Stockholders who elect to receive cash pursuant to Section 1.6(a)(ii) and cash in lieu of fractional shares pursuant to Section 1.9(i), provided that CPA14 Stockholders holding not more than 50% of the outstanding CPA14 Common Stock elect to receive Cash Consideration in the Merger in accordance with this Agreement and the Joint Proxy Statement/Prospectus, (B) any amounts that may be payable to Dissenting Stockholders, and (C) the fees and expenses of CPA14, CPA16 and Merger Sub incurred in connection with the transactions contemplated by this Agreement ((A), (B) and (C) being collectively referred to herein as the “Required Cash Amounts”). As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Debt Financing to which CPA16 or any of its Affiliates is a party.

Section 2.3.  Representations and Warranties of W. P. Carey.  W. P. Carey represents and warrants to CPA14, CPA16 and Merger Sub that:

(a) Organization, Standing and Corporate Power.  W. P. Carey is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted. W. P. Carey is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on W. P. Carey’s ability to perform its obligations under this Agreement and the other Transaction Documents to which it is a party.

(b) Authority; No Violations; Consents and Approval.

(i) W. P. Carey has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby (including, without limitation, the Equity Financing). The execution and delivery of this Agreement and the other Transaction Documents to which W. P. Carey is a party and the consummation of the transactions contemplated hereby and thereby have been, or when executed will have been, duly authorized by all necessary action on the part of W. P. Carey and are enforceable in accordance with their terms, subject to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) The execution and delivery of this Agreement and the other Transaction Documents to which W. P. Carey is a party and the consummation by W. P. Carey of the transactions contemplated hereby and thereby, and compliance with the provisions thereof, will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of W. P. Carey under or require the consent or approval of any third party under, any provision of (A) W. P. Carey’s certificate of formation, bylaws or limited liability company agreement, (B) any material contract to which W. P. Carey is a party or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to W. P. Carey, or any of its properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on W. P. Carey’s ability to perform its obligations under this Agreement and the other Transaction Documents to which it is a party.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to W. P. Carey or any of its Subsidiaries in connection with the execution and delivery by W. P. Carey of this Agreement and the other Transaction Documents to which W. P. Carey is a party or the consummation by W. P. Carey of the transactions contemplated hereby and thereby, except for: (A) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act, as may be required in connection with this Agreement and the other Transaction Documents to which W. P. Carey is a party and the transactions contemplated hereby and thereby; and (B) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make individually or in the aggregate, would not reasonably be expected to have a material adverse effect on W. P. Carey’s ability to perform its obligations under this Agreement and the other Transaction Documents to which it is a party.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 3.1.  Conduct of Business by CPA14.

(a) During the period from the date of this Agreement to the Effective Time, CPA14 shall, and shall cause each of the CPA14 Subsidiaries to, use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and CPA14’s qualification as a REIT within the meaning of the Code. CPA14 will promptly notify CPA16 of any litigation involving CPA14 having, to the Knowledge of CPA14, a reasonable likelihood of potential liability to CPA14 or any of the CPA14 Subsidiaries in excess of $100,000 or any complaint, investigation or hearing, of which CPA14 has Knowledge, by a Governmental Entity involving CPA14 or any of the CPA14 Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Section 7.1 and the Effective Time, except (i) as disclosed on Schedule 3.1 of the CPA14 Disclosure Letter, (ii) as otherwise contemplated by this Agreement, (iii) in connection with the steps taken to implement the Reorganization or (iv) to the extent consented to by CPA16, which consent shall not be unreasonably withheld, conditioned or delayed, CPA14 and any of the CPA14 Subsidiaries shall not engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any CPA14 Common Stock or stock or other equity interests in any CPA14 Subsidiary that is not directly or indirectly wholly-owned by CPA14, except (1) the authorization and payment of regular quarterly dividends with respect to the CPA14 Common Stock (not to exceed $0.20010 per share per quarter), provided that CPA14 shall notify CPA16 of the proposed record date for any such distribution prior to such date, (2) the authorization and payment of the CPA14 Special Distribution, or (3) any distribution (or an increase in a distribution) by CPA14 that is necessary for CPA14 to maintain its REIT qualification, avoid the incurrence of any Taxes under Section 857 of the Code, avoid the imposition of any excise Taxes under Section 4981 of the Code, or avoid the need to make one or more extraordinary or disproportionately larger distributions to meet any of the objectives in this clause (3), provided that CPA14 shall provide CPA16 with evidence, reasonably satisfactory to CPA16, that such distribution is necessary, (B) split, combine or reclassify any CPA14 Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of CPA14 Common Stock or (C) purchase, redeem or otherwise acquire any CPA14 Common Stock or any options, warrants or rights to acquire, or security convertible into, shares of CPA14 Common Stock other than qualified redemptions pending as of the date of this Agreement;

(ii) issue, deliver, sell, grant, pledge or encumber or agree to issue, deliver, sell, grant, pledge or encumber any stock, Voting Debt or other voting securities or equity securities of CPA14 (including any CPA14 Common Stock) or any CPA14 Subsidiary or any option or other material right in respect of any CPA14 Common Stock, capital stock, any other voting or redeemable securities of CPA14 or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (A) to CPA14 or a wholly-owned CPA14 Subsidiary, (B) pursuant to CPA14’s distribution reinvestment and share purchase plan; provided that the purchase price for any shares of CPA14 Common Stock issued pursuant to such distribution reinvestment and share purchase plan is not less than the Cash Consideration or (C) pursuant to the advisory agreement between CPA14 and CAM (the “CPA14 Advisory Agreement”);

(iii) amend the CPA14 Charter or CPA14 Bylaws, except as required by this Agreement or applicable Law;

(iv) exempt any Person, other than CPA16 and Merger Sub or any of their Affiliates or Subsidiaries or, if applicable, any Person that enters into a definitive agreement with CPA14 or any CPA14 Subsidiary in connection with a Superior Competing Transaction, from any limits or restrictions contained in the CPA14 Charter or CPA14 Bylaws with respect to the ownership of any equity securities of CPA14;

(v) except as set forth on Schedule 3.1(b)(v) of the CPA14 Disclosure Letter, merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person; acquire or agree to acquire (by merger, consolidation or acquisition) any corporation, partnership or other entity; or purchase any equity interest in, or all or substantially all of the assets of, any Person or any division or business thereof;

(vi) except for transactions in the ordinary course of business consistent with past practice and as set forth on Schedule 3.1(b)(vi) of the CPA14 Disclosure Letter, (A) make any capital expenditures; (B) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a ‘‘Commitment”) for the acquisition of any real property or other transaction involving nonrefundable deposits; (C) commence construction of, or enter into any Commitment to develop or construct, other real estate projects; (D) incur additional indebtedness (secured or unsecured); or (E) make any loans, advances, capital contributions or investments in any other Person;

(vii) (A) except for transactions in the ordinary course of business consistent with past practice (i) mortgage, lease or subject to Lien any of the CPA14 Properties, (ii) pledge or otherwise encumber CPA14 Common Stock or (iii) sell, lease, mortgage, subject to Lien or otherwise dispose of any of its personal or intangible property, and (B) except as set forth on Schedule 3.1(b)(vii) of the CPA14 Disclosure Letter, directly or indirectly, sell or otherwise dispose of any of the CPA14 Properties or any equity interests in a CPA14 Subsidiary;

(viii) guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing other than in the ordinary course of business consistent with past practice;

(ix) (A) prepay, refinance or amend any existing indebtedness other than, in the case of refinancings and amendments, on terms more favorable than the terms of the existing indebtedness other than in the ordinary course of business consistent with past practice or (B) pay, discharge or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities reflected or reserved against in the balance sheet of CPA14 dated as of December 31, 2009;

(x) make or rescind any express or deemed election relating to Taxes (unless CPA14 reasonably determines after consultation with CPA16 that such action is required by Law or necessary to preserve CPA14’s qualification as a REIT or any other CPA14 Subsidiary which files Tax Returns as a partnership for federal Tax purposes, in which event CPA14 shall make such election in a timely manner); provided that nothing in this Agreement shall preclude CPA14 from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of CPA16, which will not be unreasonably withheld;

(xi) (A) change in any material respect that is adverse to CPA14 any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $100,000, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2009, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;

(xii) except as set forth on Schedule 3.1(b)(xii) of the CPA14 Disclosure Letter, waive, release, assign, settle or compromise any pending or threatened litigation, action or claim, including any shareholder derivative or class action claims other than settlements or compromises for litigation providing solely for the payment of money damages where the amount paid (after reduction by any insurance proceeds actually received or appropriate credits are applied from self-insurance reserves), in settlement or compromise, exceeds, individually or in the aggregate, $100,000, except where such settlement or compromise provides for a complete release of CPA14 and each applicable CPA14 Subsidiary for all claims and which do not provide for any admission of liability by CPA14 or any CPA14 Subsidiary;

(xiii) adopt any Employee Benefit Plan, incentive plan, severance plan, bonus plan, change in control, retention, retirement, health, life, disability, compensation or special remuneration plan, share option or similar plan, program, policy or arrangement, grant new share options, shares of restricted stock, share appreciation rights or other equity-based awards, or enter into any employment, severance, change in control, termination or retention agreement or any similar agreement or arrangement;

(xiv) enter into or amend or otherwise modify any material agreement or arrangement with persons that are Affiliates or, as of the date of this Agreement, are officers or directors of CPA14 or any CPA14 Subsidiary;

(xv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of CPA14;

(xvi) except as set forth on Schedule 3.1(b)(xvi) of the CPA14 Disclosure Letter, amend or terminate, or waive compliance with the terms of, or breaches under, any CPA14 Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to have been listed in Schedule 2.1(v)(i) of the CPA14 Disclosure Letter and after giving effect to the Merger would have a CPA14 Material Adverse Effect;

(xvii) enter into, assume or acquire any asset subject to any Tax Protection Agreement;

(xviii) take any action or fail to take any action that could reasonably be expected to prevent, materially delay or materially impede the ability of the parties to consummate the Merger or that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code (other than allowing CPA14 stockholders to elect the consideration to be received in the Merger) pursuant to this Agreement and the Joint Proxy Statement/Prospectus; or

(xix) authorize, commit or agree to take, or take any action inconsistent with any of the foregoing.

Section 3.2.  Conduct of Business by CPA16.

(a) During the period from the date of this Agreement to the Effective Time, CPA16 shall, and shall cause each of the CPA16 Subsidiaries to, use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and CPA16’s qualification as a REIT within the meaning of the Code. CPA16 will promptly notify CPA14 of any litigation involving CPA16 having, to the Knowledge of CPA16, a reasonable likelihood of potential liability to CPA16 or any of the CPA16 Subsidiaries in excess of $100,000 or any complaint, investigation or hearing, of which CPA16 has Knowledge, by a Governmental Entity involving CPA16 or any of the CPA16 Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except (i) as disclosed on Schedule 3.2 of the CPA16 Disclosure Letter, (ii) as otherwise contemplated by this Agreement, (iii) in connection with the steps taken to implement the Reorganization or (iv) to the extent consented to by CPA14, which consent shall not be unreasonably withheld, conditioned or delayed, CPA16 and any of the CPA16 Subsidiaries shall not engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any CPA16 Common Stock or stock or other equity interests in any CPA16 Subsidiary that is not directly or indirectly wholly-owned by CPA16, except (1) the authorization and payment of regular quarterly dividends with respect to the CPA16 Common Stock (not to exceed $0.16560 per share per quarter), provided that CPA16 shall notify CPA14 of the proposed record date for any such distribution prior to such date or (2) any distribution (or an increase in a distribution) by CPA16 that is necessary for CPA16 to maintain its REIT qualification, avoid the incurrence of any Taxes under Section 857 of the Code, avoid the imposition of any excise Taxes under Section 4981 of the Code, or avoid the need to make one or more extraordinary or disproportionately larger distributions to meet any of the objectives in this clause (2), provided that CPA16 shall provide CPA14 with evidence, reasonably satisfactory to CPA14, that such distribution is necessary, (B) split, combine or reclassify any CPA16 Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of

CPA16 Common Stock or (C) purchase, redeem or otherwise acquire any CPA16 Common Stock or any options, warrants or rights to acquire, or security convertible into, shares of CPA16 Common Stock, except pursuant to CPA16’s existing redemption plan;

(ii) issue, deliver, sell, grant, pledge or encumber or agree to issue, deliver, sell, grant, pledge or encumber any stock, Voting Debt or other voting securities or equity securities of CPA16 (including any CPA16 Common Stock), other than in connection with the transactions contemplated by this Agreement, or any CPA16 Subsidiary or any option or other material right in respect of any CPA16 Common Stock, capital stock, any other voting or redeemable securities of CPA16 or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (A) to CPA16 or a wholly-owned CPA16 Subsidiary, (B) pursuant to CPA16’s distribution reinvestment and share purchase plan; provided that the purchase price for any shares of CPA16 Common Stock issued pursuant to such distribution reinvestment and share purchase plan is not less than 95% of the most recent estimated net asset value per share of CPA16 Common Stock approved by the independent directors of CPA16 or (C) pursuant to the Amended and Restated Advisory Agreement, dated October 1, 2009, between CPA16 and CAM (the “CPA16 Advisory Agreement”),;

(iii) amend the CPA16 Charter or CPA16 Bylaws, except as required by this Agreement or applicable Law;

(iv) amend the Merger Sub Charter or Merger Sub Bylaws, except as required by this Agreement or applicable Law;

(v) merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person; acquire or agree to acquire (by merger, consolidation or acquisition) any corporation, partnership or other entity; or purchase any equity interest in, or all or substantially all of the assets of, any Person or any division or business thereof;

(vi) except for transactions in the ordinary course of business consistent with past practice, (A) make any capital expenditures; (B) acquire, enter into any option to acquire, or exercise any Commitment for the acquisition of any real property or other transaction involving nonrefundable deposits; (C) commence construction of, or enter into any Commitment to develop or construct, other real estate projects; (D) incur additional indebtedness (secured or unsecured); or (E) make any loans, advances, capital contributions or investments in any other Person;

(vii) (A) except for transactions in the ordinary course of business consistent with past practice (i) mortgage, lease or subject to Lien any of the CPA16 Properties, (ii) pledge or otherwise encumber CPA16 Common Stock or (iii) sell, lease, mortgage, subject to Lien or otherwise dispose of any of its personal or intangible property, and (B) except as set forth on Schedule 3.2(b)(vii) of the CPA16 Disclosure Letter, directly or indirectly, sell or otherwise dispose of any of the CPA16 Properties or any equity interests in a CPA16 Subsidiary;

(viii) guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing other than in the ordinary course of business consistent with past practice;

(ix) (A) prepay, refinance or amend any existing indebtedness other than, in the case of refinancings and amendments, on terms more favorable than the terms of the existing indebtedness other than in the ordinary course of business consistent with past practice or (B) pay, discharge or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities reflected or reserved against in the balance sheet of CPA16 dated as of December 31, 2009;

(x) make or rescind any express or deemed election relating to Taxes (unless CPA16 reasonably determines after consultation with CPA14 that such action is required by Law or necessary to preserve

CPA16’s qualification as a REIT or any other CPA16 Subsidiary which files Tax Returns as a partnership for federal Tax purposes, in which event CPA16 shall make such election in a timely manner); provided that nothing in this Agreement shall preclude CPA16 from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of CPA14, which will not be unreasonably withheld;

(xi) (A) change in any material respect that is adverse to CPA16 any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $100,000, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2009, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;

(xii) waive, release, assign, settle or compromise any pending or threatened litigation, action or claim, including any shareholder derivative or class action claims other than settlements or compromises for litigation providing solely for the payment of money damages where the amount paid (after reduction by any insurance proceeds actually received or appropriate credits are applied from self-insurance reserves), in settlement or compromise, exceeds, individually or in the aggregate, $100,000, except where such settlement or compromise provides for a complete release of CPA16 and each applicable CPA16 Subsidiary for all claims and which do not provide for any admission of liability by CPA16 or any CPA16 Subsidiary;

(xiii) adopt any Employee Benefit Plan, incentive plan, severance plan, bonus plan, change in control, retention, retirement, health, life, disability, compensation or special remuneration plan, share option or similar plan, program, policy or arrangement, grant new share options, shares of restricted stock, share appreciation rights or other equity-based awards, or enter into any employment, severance, change in control, termination or retention agreement or any similar agreement or arrangement;

(xiv) enter into or amend or otherwise modify any material agreement or arrangement with persons that are Affiliates or, as of the date of this Agreement, are officers or directors of CPA16 or any CPA16 Subsidiary;

(xv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of CPA16 or Merger Sub;

(xvi) amend or terminate, or waive compliance with the terms of, or breaches under, any CPA16 Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to have been listed in Schedule 2.2(u)(i) of the CPA16 Disclosure Letter and after giving effect to the Merger would have a CPA16 Material Adverse Effect;

(xvii) enter into, assume or acquire any asset subject to any Tax Protection Agreement;

(xviii) take any action or fail to take any action that could reasonably be expected to prevent, materially delay or materially impede the ability of the parties to consummate the Merger or that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code pursuant to this Agreement and the Joint Proxy Statement/Prospectus; or

(xix) authorize, commit or agree to take, or take any action inconsistent with any of the foregoing.

Section 3.3.  No Control of Other Party’s Business.  Nothing contained in this Agreement shall give CPA14, directly or indirectly, the right to control or direct CPA16’s or any CPA16 Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give CPA16 or Merger Sub, directly or indirectly, the right to control or direct CPA14’s or any CPA14 Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, each of CPA14 and CPA16 shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.1.  Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, CPA14 and CPA16 shall jointly prepare and file with the SEC mutually acceptable preliminary proxy materials and any amendments or supplements thereto which shall constitute the Joint Proxy Statement/Prospectus relating to the matters to be submitted to the CPA14 Stockholders at the CPA14 Stockholder Meeting and the CPA16 Stockholders at the CPA16 Stockholder Meeting (such Joint Proxy Statement/Prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and CPA16 shall prepare and file with the SEC the Registration Statement on Form S-4, with respect to the issuance of CPA16 Common Stock in the Merger (the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The parties shall cooperate fully with each other in the preparation of the Form S-4 and the Joint Proxy Statement/Prospectus, and shall furnish each other with all information reasonably requested by the other for inclusion therein or otherwise in respect thereof. Each of CPA14 and CPA16 shall use all reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after filing it with the SEC and to keep the Form S-4 effective as long as necessary to consummate the Merger. The parties shall promptly provide copies to each other, consult with each other and jointly prepare written responses with respect to any written comments received from the SEC with respect to the Form S-4 and the Joint Proxy Statement/Prospectus and promptly advise the other party of any oral comments received from the SEC. The parties shall cooperate and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4 prior to filing such with the SEC and will provide each other a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld, conditioned or delayed. The parties shall use all reasonable best efforts to cause the Joint Proxy Statement/Prospectus and all other customary proxy or other materials for meetings such as the CPA14 Stockholder Meeting and the CPA16 Stockholder Meeting to be mailed to their respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of CPA14 and CPA16 shall comply in all respects with the requirements of the Exchange Act and the Securities Act applicable to the Joint Proxy Statement/Prospectus and the solicitation of proxies for their respective meetings of stockholders. CPA16 shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of the CPA16 Common Stock in the Merger (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) and CPA14 shall furnish all information concerning CPA14 and the CPA14 Stockholders as may be reasonably requested by CPA16 in connection with any such action.

(b) CPA14 shall, in accordance with applicable Law, the CPA14 Charter and the CPA14 Bylaws, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the CPA14 Stockholder Meeting solely for the purposes of obtaining the CPA14 Stockholder Approval and, subject to the provisions of Section 4.5 and Article VI, shall, through its Board of Directors, recommend to the CPA14 Stockholders the approval of the Merger. Subject to the foregoing, CPA14 shall use its reasonable best efforts to obtain the CPA14 Stockholder Approval as promptly as practicable.

(c) CPA16 shall, in accordance with applicable Law, the CPA16 Charter and the CPA16 Bylaws, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the CPA16 Stockholder Meeting solely for the purposes of obtaining the CPA16 Stockholder Approvals and shall, through its Board of Directors, recommend to the CPA16 Stockholders the approval of the Alternate Merger, the Reorganization and the CPA16 Capital Increase. Subject to the foregoing, CPA16 shall use its reasonable best efforts to obtain the CPA16 Stockholder Approvals as promptly as practicable.

(d) The CPA14 Stockholder Meeting and the CPA16 Stockholder Meeting shall take place on the same date to the extent practicable.

(e) If at any time prior to the Effective Time any information with respect to CPA16 (including its officers and directors and CPA16 Subsidiaries) shall be discovered or any event shall occur that in the determination of CPA16 is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, CPA16 shall notify CPA14 thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by Law, disseminated to the stockholders of CPA16, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.

(f) If at any time prior to the Effective Time any information with respect to CPA14 (including its officers and directors and CPA14 Subsidiaries) shall be discovered or any event shall occur that in the determination of CPA14 is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, CPA14 shall notify CPA16 thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by Law, disseminated to the CPA14 Stockholders, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.

(g) The foregoing actions are subject to compliance with applicable Law and the other terms of this Agreement.

(h) If, on the date of the CPA14 Stockholder Meeting, CPA14 has not received proxies representing a sufficient number of shares of CPA14 Common Stock to approve the Merger, CPA14 shall adjourn the CPA14 Stockholder Meeting until such date as shall be mutually agreed upon by CPA14 and CPA16, which date shall not be less than five days nor more than ten days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the CPA14 Stockholder Approval.

(i) If, on the date of the CPA16 Stockholder Meeting, CPA16 has not received proxies representing a sufficient number of shares of CPA16 Common Stock to approve the Alternate Merger and the CPA16 Capital Increase, CPA16 shall adjourn the CPA16 Stockholder Meeting until such date as shall be mutually agreed upon by CPA16 and CPA14, which date shall not be less than five days nor more than ten days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the CPA16 Stockholder Approvals.

Section 4.2.  Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable Law and the other terms of this Agreement, each of CPA16, Merger Sub, CPA14 and W. P. Carey agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemptions from non-governmental third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In addition, each of CPA16, Merger Sub, CPA14 and W. P. Carey agrees to use its reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any stay, temporary restraining order, injunction, or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other

Governmental Entity vacated or reversed. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of CPA14, CPA16, Merger Sub and W. P. Carey shall take all such necessary action. From the date of this Agreement through the Effective Time, CPA14 shall timely file, or cause to be filed, with the SEC all CPA14 SEC Documents required to be so filed.

(b) Each of CPA14, CPA16, Merger Sub and W. P. Carey shall give prompt notice to each other party if (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and, provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 5.2(b) or 5.3(b), as the case may be.

Section 4.3.  Financing.

(a) Fees Payable to CAM and its Affiliates.  As a condition and inducement to the willingness of CPA16 and Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, each of CPA14, CAM and W. P. Carey B.V. agree that, concurrently with and conditioned on the closing of the transactions contemplated by this Agreement, the CPA14 Advisory Agreement and the Asset Management Agreement, dated as of September 2, 2008, between CPA14 and W. P. Carey B.V. (the “Asset Management Agreement,” and together with the CPA14 Advisory Agreement, the “CPA14 Advisory Agreements”), shall automatically terminate without any action by any of the parties thereto and, as a result of such termination and in connection with the Merger, CPA14, CAM and W. P. Carey B.V. agree that CPA14 shall pay to CAM (i) a Termination Fee (as such term is defined in the CPA14 Advisory Agreements) in the amount of $31,237,704 (the “Termination Fee”), (ii) a Subordinated Disposition Fee (as such term is defined in the CPA14 Advisory Agreements) in the amount of $15,200,000 (the “Subordinated Disposition Fee”), and (iii) $6,069,823 in fees that have accrued but have not been paid under the CPA14 Advisory Agreements (the fee specified in this clause (iii), together with the Termination Fee and the Subordinated Disposition Fee, the “CAM Fees”). Notwithstanding anything to the contrary set forth herein or in the CPA14 Advisory Agreements, other than the CAM Fees, CAM and W. P. Carey B.V. each agrees that neither it nor any of their respective Affiliates shall receive or be entitled to receive any other fees, costs, expenses or other payments under the CPA14 Advisory Agreements.

(b) Reinvestment in CPA14 Common Stock.  Conditioned on the closing of the transactions contemplated by this Agreement, prior to the Effective Time, CAM has elected to receive the entire amount of the Termination Fee (less any required Taxes) in the form of restricted shares of CPA14 Common Stock at a price per share equal to $10.50, and CAM agrees to do all things necessary and advisable, including taking all actions and executing such documents as CPA14 shall reasonably request, in connection with such election and receipt of CPA14 Common Stock.

(c) Share Conversion.  Prior to the closing of the transactions contemplated by this Agreement, W. P. Carey and CAM, each in their respective capacity as a CPA14 Stockholder, shall elect to convert all of the CPA14 Common Stock beneficially owned by each of them, including any shares of restricted CPA14 Common Stock received pursuant to Section 4.3(b), into shares of CPA16 Common Stock pursuant to Section 1.6(a)(i); provided, however, that any shares of restricted CPA14 Common Stock received pursuant to Section 4.3(b) shall continue to be subject to the same restrictions after the Effective Time as they were subject to immediately prior to the Effective Time.

(d) Equity Financing.  If the cash on hand and available to CPA14 and CPA16 and the Debt Financing, taken together, are not sufficient to enable CPA16 to pay the Required Cash Amounts, then, subject to Section 5.1(b), CPA16 agrees to sell and issue to W. P. Carey, and W. P. Carey agrees to purchase from CPA16, at or prior to the Closing, that number of authorized but unissued shares of CPA16 Common Stock at a purchase price per share equal to $8.80 that will enable CPA16 to pay from the proceeds received from such sale of shares, and CPA16 agrees to use such proceeds to pay, the remaining cash portion of the Required Cash Amounts (the “Equity Financing”); provided, however, that notwithstanding anything in this Agreement to the contrary and without prejudice to any of its rights under Section 5.1, the obligation of W. P. Carey to provide the Equity Financing shall be contingent upon (i) holders of not more than 50% of the outstanding CPA14 Common Stock electing to receive Cash Consideration in the Merger pursuant to Section 1.6(a) and (ii) CPA16 having drawn and received an amount equal to the amount of the Debt Financing disclosed to CPA14 and W. P. Carey pursuant to Section 4.3(g).

(e) Debt Financing.  CPA16 shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Senior Credit Facility on the terms and conditions set forth in the Commitment Letters, including (i) using reasonable best efforts to (A) enter into definitive agreements with respect to the Senior Credit Facility consistent with the terms and conditions contained in the Commitment Letters, (B) satisfy on a timely basis all terms, covenants and conditions set forth in the Commitment Letters the satisfaction of which are within the control of CPA16, and (C) consummate and obtain the Senior Credit Facility at or prior to the Closing, and (ii) seeking to enforce its rights under the Commitment Letters. CPA16 shall, and shall cause the CPA16 Subsidiaries to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or in any of the definitive agreements related to the Senior Credit Facility. CPA16 will furnish correct and complete copies of all definitive agreements related to the Senior Credit Facility to CPA14 promptly upon their execution.

(f) CPA16 shall keep CPA14 informed with respect to all material activity concerning the status of the Senior Credit Facility and the Equity Financing and shall give CPA14 prompt notice of any material changes with respect thereto. Without limiting the foregoing, CPA16 agrees to notify CPA14 promptly, and in any event within two Business Days, if at any time (i) the Commitment Letters shall expire or be terminated for any reason, (ii) any financing source that is a party to the Commitment Letters notifies CPA16 that it no longer intends to provide financing to CPA16 on the terms set forth therein, or (iii) for any reason CPA16 no longer believes in good faith that it will be able to obtain all or any portion of the Senior Credit Facility on the terms described in the Commitment Letters. CPA16 shall not, without the prior written consent of CPA14 (not to be unreasonably withheld), permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letters, or the terms of the Equity Financing described herein, if such amendment, modification or waiver materially increases the conditionality of or materially delays the consummation of the Senior Credit Facility or the Equity Financing, as applicable.

(g) If any portion of the Senior Credit Facility becomes unavailable on the terms and conditions contemplated in the Commitment Letters or the Commitment Letters shall be terminated or modified in a manner materially adverse to CPA16 for any reason, CPA16 shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to pay the Required Cash Amounts (“Alternate Financing”) and to obtain, and, if obtained, will provide CPA14 with true and complete copies of, a new financing commitment that provide for financing sufficient for CPA16 to fund the Required Cash Amounts (the “New Commitment Letter”), and on terms and conditions no less favorable to CPA16 in all material respects than those included in the Commitment Letters. To the extent applicable, CPA16 shall use its reasonable best efforts to take, or cause to be taken, all things necessary, proper or advisable to arrange promptly and consummate the Alternate Financing on the terms and conditions described in any New Commitment Letter, including (i) using reasonable best efforts to (A) enter into definitive agreements with respect to the Alternative Financing consistent with the terms and conditions contained in any New Commitment Letter, (B) satisfy on a timely basis all terms, covenants and conditions set forth in any New Commitment Letter the satisfaction of which are within the control of CPA16, and (C) consummate the Alternate Financing at or prior to the Closing, and (ii) seeking to enforce its rights under any New Commitment Letter. If Alternate Financing is obtained and a New Commitment Letter is entered into in place of the Senior Credit Facility, references in this Agreement to (i) the Senior Credit Facility and the Debt Financing shall be deemed to refer to the Alternate Financing and (ii) Commitment Letters shall be deemed to refer to the New Commitment Letter. Not fewer than two Business Days prior to the Closing, CPA16 shall disclose in writing to CPA14 and W. P. Carey the amount of the Debt Financing CPA16 will use to pay a portion of the Cash Consideration in the Merger. At the Effective Time, CPA16 shall draw upon the Senior Credit Facility in an aggregate amount equal to such amount of the Debt Financing.

(h) W. P. Carey and CPA14 each agree to provide, and each will cause its Subsidiaries and its and their officers, employees and representatives to provide, at CPA16’s sole cost and expense, all cooperation reasonably requested by CPA16 upon reasonable notice in connection with the arrangement and consummation of the Senior Credit Facility, including, without limitation, any actions contemplated by the Commitment Letters and the syndication of the Senior Credit Facility; provided that nothing contained in this Section 4.3(h) shall require (i) such cooperation to the extent that it would interfere unreasonably with W. P. Carey’s or CPA14’s business or the businesses of any of their Subsidiaries, or (ii) (A) W. P. Carey or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability in connection with the Senior Credit Facility or (B) CPA14 or any CPA14 Subsidiary to pay any commitment or other similar fee or incur any other liability in connection with the Senior Credit Facility prior to the Effective Time. CPA16 shall indemnify and hold harmless W. P. Carey, CPA14 and their respective Subsidiaries and their respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Senior Credit Facility and any information utilized in connection therewith except (x) with respect to information supplied by W. P. Carey, CPA14, any of their Subsidiaries and any of their representatives specifically for inclusion or incorporation by reference therein and/or (y) to the extent such losses and damages arise from the willful misconduct or gross negligence of W. P. Carey, CPA14, any of their Subsidiaries or any of their officers, directors, employees or representatives.

Section 4.4.  Tax Treatment.

(a) CPA14 shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns and amendments thereto required to be filed by CPA14 or any of the CPA14 Subsidiaries in a manner consistent with past practice (unless an alternative manner is required by applicable Law) prior to the Closing Date (after electing all available extensions of time to file such Tax Returns). Prior to filing any such Tax Returns, CPA14 shall deliver draft copies (together with supporting documentation, including Tax Return work papers) to CPA16 for CPA16’s review and comment, and CPA14 shall accept all reasonable comments of CPA16 with respect to such Tax Returns. CPA14 shall pay all Taxes required to be paid by CPA14 prior to the Effective Time. CPA16 shall have a reasonable period of time (but in no event less than 30 days) to review and comment on such Tax Returns and amendments prior to filing. If the parties do not agree on the draft Tax Returns or amendments, the parties shall hire a nationally recognized accounting firm reasonably acceptable to CPA14 and CPA16 to prepare the contested Tax Returns or amendments.

(b) CPA14 will take all necessary actions, including but not limited to making sufficient distributions prior to Closing, to assure that CPA14 will qualify as a REIT for its Tax year ending on the Closing Date. During the period from the date of this Agreement to the Effective Time, CPA14 shall, and shall cause each CPA14 Subsidiary to, facilitate all reasonable requests of CPA16 with respect to the maintenance of CPA14’s REIT qualification.

(c) Merger Sub and CPA14 shall report the Merger as a “reorganization” under Section 368(a) of the Code, unless otherwise required by Law or administrative action, and shall comply with any applicable Tax reporting requirements, including Treasury Regulation Section 1.368-3, as necessary.

Section 4.5.  No Solicitation of Transactions.

(a) Subject to Section 6.1, none of CPA14 or any CPA14 Subsidiary shall, nor shall it authorize or permit, directly or indirectly, any officer, director, investment advisor, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other agent, representative or controlled Affiliate of CPA14 or any CPA14 Subsidiary to initiate, solicit, encourage or facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction. CPA14 shall, and shall cause the CPA14 Subsidiaries to, take all actions reasonably necessary to cause their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or controlled Affiliates to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Competing Transaction. CPA14 shall be responsible for (x) any failure on the part of it, any of the CPA14 Subsidiaries or any of their respective officers and directors to comply with this Section 4.5(a) and (y) any material failure by their respective employees, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives or controlled Affiliates to comply with this Section 4.5(a). CPA14 shall promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition, stock sale, asset sale or otherwise) CPA14 or any CPA14 Subsidiary, if any, to return or destroy all confidential information heretofore furnished to such person by or on behalf of CPA14 or any CPA14 Subsidiary.

(b) CPA14 shall notify CPA16 in writing (as promptly as practicable but in any event within 24 hours of receipt) of the relevant details relating to all inquiries and proposals (including the identity of the parties, price and other material terms thereof) which it or any of the CPA14 Subsidiaries or any of their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives or controlled Affiliates may receive after the date hereof relating to any of such matters and shall promptly inform CPA16 in writing with respect to any such inquiry or proposal that becomes reasonably likely to lead to a proposal for a Competing Transaction, regardless of whether or not such proposal is likely to lead to a Superior Competing Transaction.

(c) For purposes of this Agreement, a “Competing Transaction” shall mean any of the following (other than the transactions expressly provided for in this Agreement): (i) any merger, consolidation, share exchange, business combination or similar transaction involving CPA14 (or any of the material CPA14 Subsidiaries); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of CPA14 and the CPA14 Subsidiaries, taken as a whole, in a single transaction or series of related transactions, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; or (iii) any tender offer or exchange offer for 50% or more of the voting power in the election of directors exercisable by the holders of outstanding CPA14 Common Stock (or any of the CPA14 Subsidiaries).

(d) For purposes of this Agreement, a “Superior Competing Transaction” means a bona fide proposal for a Competing Transaction made by a third party which the Board of Directors of CPA14 determines (after taking into account any amendment of the terms of the Merger by CPA16 and/or any proposal by CPA16 to amend the terms of the Transaction Documents or the Merger), in good faith and after consultation with its financial and legal advisors, (i) is on terms which are more favorable from a financial point of view to the CPA14 Stockholders than the Merger and the other transactions contemplated by this Agreement, (ii) would result in such third party owning, directly or indirectly, all or substantially all of the CPA14 Common Stock then outstanding (or all or substantially all of the equity of the surviving entity in a merger) or all or substantially all of the assets of CPA14 and the CPA14 Subsidiaries taken as a whole, (iii) is reasonably capable of being consummated and (iv) was not solicited by CPA14, any CPA14 Subsidiary or any of their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or controlled Affiliates in breach of this Section 4.5.

Section 4.6.  Public Announcements.  CPA14 and CPA16 shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents, except as otherwise required by Law in a manner which makes consultation impracticable.

Section 4.7.  Transfer and Gains Taxes.  CPA16 or Merger Sub shall, with CPA14’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together, with any related interest, penalties or additions to Tax, ‘‘Transfer and Gains Taxes”). From and after the Effective Time, CPA16 or Merger Sub shall pay or cause to be paid all Transfer and Gains Taxes without deductions withheld from any amounts payable to the holders of the CPA14 Common Stock.

Section 4.8.  Indemnification; Directors’ and Officers’ Insurance.

(a) It is understood and agreed that CPA14 shall indemnify and hold harmless, and, after the Effective Time, the Surviving Company and CPA16 shall indemnify and hold harmless, each director and officer of CPA14 or any of the CPA14 Subsidiaries (the “Indemnified Parties”), as and to the same extent as such Indemnified Parties are indemnified by CPA14 or the CPA14 Subsidiaries as of the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 4.8, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify CPA14 and, after the Effective Time, the Surviving Company and CPA16, promptly thereof; provided that the failure to so notify shall not affect the obligations of CPA14, the Surviving Company and CPA16 except to the extent such failure to notify materially prejudices such party.

(b) CPA16 agrees that it shall maintain in full force and effect for a period of six years from the Effective Time all rights to indemnification existing in favor of, and all limitations of the personal liability of, the directors and officers of CPA14 and the CPA14 Subsidiaries provided for in the CPA14 Charter or CPA14 Bylaws or any provision of the comparable charter or organizational documents of any of the CPA14 Subsidiaries, as in effect as of the date hereof, with respect to matters occurring prior to the Effective Time, including the Merger; provided, however, that all rights to indemnification in respect of any claims (each a “Claim”) asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, CPA16 shall purchase directors’ and officers’ liability insurance coverage for CPA14’s directors and officers, in a form reasonably acceptable to CPA14, which shall provide such directors and officers with runoff coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to the insured persons than, the directors’ and officers’ liability insurance coverage presently maintained by CPA14.

(c) This Section 4.8 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of CPA16, CPA14 and the Surviving Company. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.8.

(d) In the event that CPA16 or the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of CPA16 and the Surviving Company, as the case may be, assume the obligations set forth in this Section 4.8.

Section 4.9.  Purchases and Redemptions of CPA14 Common Stock.  During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Section 7.1 or the Effective Time of the Merger, each of CPA16 and CPA14 agrees that it will not purchase, redeem or otherwise acquire any CPA14 Common Stock or stock or other equity interests in any CPA14 Subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of CPA14 Common Stock or stock or other equity interests in any CPA14 Subsidiary, except that CPA14 may complete any qualified redemptions pending as of the date of this Agreement.

Section 4.10.  Access; Confidentiality.  To the extent applicable, CPA14 and CPA16 agree that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives, and the sources of the Senior Credit Facility and their authorized representatives, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers and to its properties, books, contracts and records and, during such period, each shall (and each shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties, personnel and litigation claims as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party; provided that no investigation pursuant to this Section 4.10 shall affect or be deemed to modify any representation or warranty made in this Agreement; provided further that the parties hereto shall not be required to provide information (i) in breach of applicable Law or (ii) that is subject to confidentiality obligations. Unless otherwise required by Law, the parties shall hold all information of the other party which is confidential and is reasonably identified as such or should reasonably be known to be confidential in confidence until such time as such information otherwise becomes publicly available through no wrongful act of the receiving party. If this Agreement is terminated for any reason, each party shall promptly return to such other party or destroy, providing reasonable evidence of such destruction, all such confidential information obtained from any other party, and any copies made of (and other extrapolations from or work product or analyses based on) such documents.

Section 4.11.  Sale Agreements.  During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, CPA14 agrees that it will not amend or terminate the CPA17 Sale Agreement or the W. P. Carey Sale Agreement without the prior written consent of CPA16, which consent shall not be unreasonably withheld or delayed.

Section 4.12.  Reorganization.  If the CPA16 Stockholders approve the Reorganization at the CPA16 Stockholder Meeting, then, immediately following the Effective Time:

(a) Reorganization Steps.  The Surviving Company shall implement the Reorganization substantially as set forth on Annex A.

(b) Advisory Agreement and Asset Management Agreement.  The Surviving Company will, and CPA16 will cause the Operating Partnership to, (i) enter into an amended advisory agreement with CAM and (ii) enter into an amended asset management agreement with W. P. Carey B.V., each reflecting the revised fee structure set forth on Schedule 4.12(b) and such other changes as may be reasonably necessary to reflect the Reorganization, and W. P. Carey agrees to cause CAM and W. P. Carey B.V. to enter into such amended advisory agreement and amended asset management agreement, as applicable, pursuant to which CAM and W. P. Carey B.V. will externally manage and advise the Surviving Company and the Operating Partnership and will have responsibility for all aspects of their respective operations.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents (other than the Reorganization) on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholders’ Approvals.  The CPA14 Stockholder Approval and the CPA16 Stockholder Approvals, other than the approval of the Reorganization and the CPA16 Capital Increase, shall have been obtained.

(b) Stockholders’ Election.  Holders of 50% or less of the outstanding CPA14 Common Stock shall have elected to receive cash in the Merger in accordance with Section 1.6(a).

(c) Registration Statement.  The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened. All necessary state securities or blue sky authorizations shall have been received.

(d) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions or agreements contemplated by the Transaction Documents (other than the Reorganization) shall be in effect.

(e) Other Approvals.  All consents, approvals, permits and authorizations required to be obtained from any Governmental Entity as indicated in Schedule 2.1(d)(iii) of the CPA14 Disclosure Letter or Schedule 2.2(c)(iii) of the CPA16 Disclosure Letter in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated thereby (other than the Reorganization) shall have been made or obtained (as the case may be).

(f) Sales of Assets.  The closing of the transactions contemplated by the CPA17 Sale of Assets and the W. P. Carey Sale of Assets shall have occurred.

Section 5.2.  Conditions to Obligations of CPA16, Holdings, Acquisition and Merger Sub.  The obligations of CPA16, Holdings, Acquisition and Merger Sub to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by CPA16, or if Article X is applicable, Holdings (it being understood that the rights of Holdings to the benefit of this Section 5.2 shall apply only in the event that Article X is applicable):

(a) Representations and Warranties.  The representations and warranties of CPA14 set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.1 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, CPA14 Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a CPA14 Material Adverse Effect, and CPA16 and Merger Sub, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA14 by the Chief Executive Officer and the Chief Financial Officer of CPA14 to such effect.

(b) Performance of Covenants and Obligations of CPA14.  CPA14 shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CPA16 and Merger Sub, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA14 by the Chief Executive Officer and the Chief Financial Officer of CPA14 to such effect.

(c) Material Adverse Change.  Since the date of this Agreement, there shall have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a CPA14 Material Adverse Effect. CPA16 and Merger Sub, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA14 by the Chief Executive Officer and the Chief Financial Officer of CPA14 to such effect.

(d) Opinion Relating to REIT Qualification.  CPA16 and Merger Sub shall have received an opinion, dated as of the Closing Date, of Greenberg Traurig, LLP to the effect that, at all times since its taxable year ended December 31, 2007, CPA14 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, which shall be in a form customary for transactions of this nature, Greenberg Traurig, LLP may rely on customary assumptions and representations of CPA14 reasonably acceptable to CPA16.

(e) Consents.  All necessary consents and waivers from third parties set forth in Schedule 2.1(d)(ii) of the CPA14 Disclosure Letter in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents (other than the Reorganization) shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a CPA14 Material Adverse Effect.

(f) Financing.  CPA16 (either directly or through the CPA16 Subsidiaries) shall have obtained and consummated the Senior Credit Facility and received financing pursuant to the Equity Financing, if applicable, or any Alternate Financing, if applicable, sufficient to pay the cash portion of the Required Cash Amounts; provided, however, that none of CPA16, Holdings, Acquisition or Merger Sub may assert or rely on the failure of the condition set forth in this Section 5.2(f) (the “Financing Condition”) if the actions or inactions of CPA16, Holdings, Acquisition or Merger Sub are the sole cause of CPA16 (either directly or indirectly through the CPA16 Subsidiaries) failing to obtain the Senior Credit Facility or the Equity Financing.

(g) Opinion Relating to the Merger.  CPA16 and Merger Sub shall have received an opinion from Clifford Chance US LLP, dated as of the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of CPA14 and Merger Sub will be parties to such reorganization within the meaning of Section 368(b) of the Code. For purposes of the foregoing opinion, which shall be in a form customary for transactions of this nature, Clifford Chance US LLP shall be entitled to rely upon customary assumptions and representations of CPA14, CPA16 and Merger Sub.

Section 5.3.  Conditions to Obligations of CPA14.  The obligations of CPA14 to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by CPA14:

(a) Representations and Warranties.  The representations and warranties of CPA16 and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.2 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, CPA16 Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a CPA16 Material Adverse Effect, and CPA14 shall have received a certificate signed on behalf of CPA16 and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of CPA16 and Merger Sub to such effect.

(b) Performance of Covenants or Obligations of CPA16.  CPA16 shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CPA14 shall have received a certificate signed on behalf of CPA16 by the Chief Executive Officer and the Chief Financial Officer of CPA16 to such effect.

(c) Material Adverse Change.  Since the date of this Agreement, there shall have occurred no change, events or circumstances which, individually or in the aggregate, constitute a CPA16 Material Adverse Effect. CPA14 shall have received a certificate signed on behalf of CPA16 by the Chief Executive Officer and Chief Financial Officer to such effect.

(d) Opinion Relating to REIT Qualification.  CPA14 shall have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that, at all times since its taxable year ended December 31, 2007, CPA16 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable CPA16 to meet the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, Clifford Chance US LLP may rely on customary assumptions and representations of CPA16 reasonably acceptable to CPA14, and the opinion set forth in Section 5.2(d).

(e) Consents.  All necessary consents and waivers from third parties in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a CPA16 Material Adverse Effect.

(f) Opinion Relating to the Merger.  CPA14 shall have received an opinion of Greenberg Traurig, LLP, dated as of the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of CPA14 and Merger Sub will be parties to such reorganization within the meaning of Section 368(b) of the Code. For purposes of the foregoing opinion, which shall be in a form customary for transactions of this nature, Greenberg Traurig, LLP shall be entitled to rely upon customary assumptions and representations of CPA14, CPA16 and Merger Sub.

ARTICLE VI

BOARD ACTIONS

Section 6.1.  Board Actions.  Notwithstanding Section 4.5 or any other provision of this Agreement to the contrary, to the extent the Board of Directors of CPA14 determines that the directors’ duties under Law so require, as determined by such Board in good faith after consultation with outside counsel, CPA14 may:

(a) disclose to the CPA14 Stockholders any information required to be disclosed under applicable Law;

(b) to the extent applicable, comply with Rule 14e-2(a) or Rule 14(d)-9 promulgated under the Exchange Act with respect to a Competing Transaction; provided, however, that neither CPA14 nor its Board of Directors shall be permitted to approve or recommend a Competing Transaction which is not a Superior Competing Transaction;

(c) if it receives a proposal for a Competing Transaction (that was not solicited in violation of Section 4.5), (x) furnish non-public information with respect to CPA14 and the CPA14 Subsidiaries to the Person who made such proposal (provided that CPA14 (i) has previously or concurrently furnished such information to CPA16 and (ii) shall furnish such information pursuant to a confidentiality agreement) and (y) contact such third party and its advisors solely for the purpose of clarifying the proposal and any material contingencies and the capability of consummation, so as to determine whether the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction;

(d) if its Board of Directors determines in good faith (after consulting with its outside counsel and financial advisors) that a proposal for a Competing Transaction (which proposal was not solicited in breach of Section 4.5) is reasonably likely to lead to a Superior Competing Transaction, continue to furnish non-public information and participate in negotiations regarding such proposal; provided, however, that not fewer than 24 hours prior to any determination by CPA14’s Board of Directors that the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction, CPA16 shall be notified orally and in writing of the CPA14 Board of Directors’ intention to take such action and CPA14 shall negotiate in good faith with CPA16 concerning any such new proposal by CPA16 prior to the expiration of such 24-hour period; provided further that CPA14 shall promptly notify CPA16 if the CPA14 Board of Directors determines that a Competing Transaction is not, and is unlikely to become, a Superior Competing Transaction; and

(e) approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) a Superior Competing Transaction or enter into an agreement with respect to such Superior Competing Transaction.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1.  Termination.  This Agreement may be terminated at any time prior to the Effective Time of the Merger whether before or after the CPA14 Stockholder Approval and the CPA16 Stockholder Approvals are obtained:

(a) by mutual written consent duly authorized by the Boards of Directors of each of CPA14 and CPA16;

(b) by CPA16, upon a breach of any representation, warranty, covenant or agreement on the part of CPA14 set forth in this Agreement, or if any representation or warranty of CPA14 shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) or (b), as the case may be, would be incapable of being satisfied by September 30, 2011 (the ‘‘Termination Date”);

(c) by CPA14, upon a breach of any representation, warranty, covenant or agreement on the part of CPA16 or Merger Sub set forth in this Agreement, or if any representation or warranty of CPA16 or

Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date;

(d) by either CPA16 or CPA14, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;

(e) by either CPA16 or CPA14, if the Merger shall not have been consummated before the Termination Date; provided, however, that a party that has materially breached a representation, warranty, covenant or agreement of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e); provided further that the Termination Date shall be automatically extended until December 31, 2011 (the ‘‘Extended Termination Date”), if the condition to Closing set forth in Section 5.1(e) is not capable of being satisfied as of the Termination Date, but is reasonably likely to be satisfied by the Extended Termination Date, or if the condition to Closing set forth in Section 5.1(f) is not satisfied as of the Termination Date;

(f) by CPA16 or CPA14 if, upon a vote at a duly held CPA14 Stockholder Meeting or any adjournment thereof, the CPA14 Stockholder Approval shall not have been obtained, as contemplated by Section 4.1;

(g) by CPA14, if the Board of Directors of CPA14 or any committee thereof shall have withdrawn its recommendation of the Merger or this Agreement in connection with, or approved or recommended, a Superior Competing Transaction in accordance with the provisions of Section 6.1 and, subject to the provisions of Section 7.6 has paid, or has agreed in writing to pay, the CPA16 Expenses in accordance with Section 7.2 of this Agreement;

(h) by CPA16, if (i) prior to the CPA14 Stockholder Meeting, the Board of Directors of CPA14 or any committee thereof shall have withdrawn or modified in any manner adverse to CPA16 its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any Superior Competing Transaction or (ii) CPA14 shall have entered into any agreement with respect to any Superior Competing Transaction;

(i) by CPA16 or CPA14 if, upon a vote at a duly held CPA16 Stockholder Meeting or any adjournment thereof, the CPA16 Stockholder Approvals, other than the approval of the Reorganization and the CPA16 Capital Increase, shall not have been obtained, as contemplated by Section 4.1; or

(j) by CPA16 or CPA14, if holders of more than 50% of the outstanding CPA14 Common Stock shall have elected to receive cash in the Merger.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement. A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 7.1 for any such termination.

Section 7.2.  Expenses.

(a) Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided that CPA14 and CPA16 shall each bear one half of the costs of filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4.

(b) CPA14 agrees that if this Agreement shall be terminated pursuant to Section 7.1(b) or (g), then CPA14 will pay to CPA16, or as directed by CPA16, an amount equal to the CPA16 Expenses; provided that such amount shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two Business Days after such termination. For purposes of this Agreement, the ‘‘CPA16 Expenses” shall be an amount equal to CPA16’s out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all attorneys’, accountants’ and investment bankers’ fees and expenses) but in no event in an amount greater than $5.0 million.

(c) CPA16 agrees that if this Agreement shall be terminated pursuant to Section 7.1(c), then CPA16 will pay to CPA14, or as directed by CPA14, an amount equal to the CPA14 Expenses; provided that such amount shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two Business Days after such termination. For purposes of this Agreement, the ‘‘CPA14 Expenses” shall be an amount equal to CPA14’s out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all attorneys’, accountants’ and investment bankers’ fees and expenses) but in no event in an amount greater than $4.0 million.

(d) W. P. Carey agrees that if (i) all of the conditions to the obligations of the parties to this Agreement to effect the Merger set forth in Article V (other than the Financing Condition) shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived as of the Termination Date or, if applicable, the Extended Termination Date, and (ii) this Agreement shall be terminated pursuant to Section 7.1(e), then W. P. Carey will pay (A) to CPA14, or as directed by CPA14, an amount equal to the CPA14 Expenses and (B) to CPA16, or as directed by CPA16, an amount equal to the CPA16 Expenses; provided that such amounts shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two Business Days after such termination.

(e) W. P. Carey agrees that if this Agreement shall be terminated pursuant to Section 7.1(f), then W. P. Carey will pay to CPA14, or as directed by CPA14, an amount equal to the CPA14 Expenses; provided that such amount shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two Business Days after such termination.

(f) W. P. Carey agrees that if this Agreement shall be terminated pursuant to Section 7.1(j), then W. P. Carey will pay to CPA14, or as directed by CPA14, an amount equal to the CPA14 Expenses; provided that such amount shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two Business Days after such termination.

(g) The foregoing provisions of this Section 7.2 have been agreed to by CPA14, CPA16 and W. P. Carey in order to induce the other parties to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, it being agreed and acknowledged by each of them that the execution of this Agreement by them constitutes full and reasonable consideration for such provisions.

(h) In the event that either CPA16 or CPA14 is required to file suit to seek all or a portion of the amounts payable under this Section 7.2, and such party prevails in such litigation, such party shall be entitled to all expenses, including reasonable attorneys’ fees and expenses, which it has incurred in enforcing its rights under this Section 7.2.

Section 7.3.  Effect of Termination.  In the event of termination of this Agreement by either CPA14 or CPA16 as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of CPA16, Merger Sub or CPA14, other than Section 7.2, this Section 7.3 and Article VIII and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or a failure or refusal by such party to consummate the transactions contemplated hereby when such party was obligated to do so in accordance with the terms hereof.

Section 7.4.  Amendment.  This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the CPA14 Stockholder Approval is obtained and prior to the filing of the Articles of Merger for the Merger with, and the acceptance for record of such Articles of Merger by, the SDAT; provided, however, that, after the CPA14 Stockholder Approval is obtained, no such amendment, modification or supplement shall alter the amount or change the form of the Merger

Consideration to be delivered to the CPA14 Stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the CPA14 Stockholders.

Section 7.5.  Extension; Waiver.  At any time prior to the Effective Time, each of CPA14 and CPA16 may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.6.  Payment of Expenses.

(a) In the event that CPA14, CPA16 or W. P. Carey becomes obligated to pay any fees or expenses under Section 7.2 (the “Expense Amount”), CPA14, CPA16 or W. P. Carey, as applicable, shall pay to the party entitled to receive such payment (the “Receiving Party”) from the amount deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and (ii) the sum of (A) the maximum amount that can be paid to the Receiving Party without causing the Receiving Party to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code for the year in which the Expense Amount would otherwise be payable, for this purpose treating such amount as income that does not qualify for purposes of Sections 856(c)(2) and (c)(3) of the Code, as determined by the Receiving Party’s independent certified public accountants, plus (B) if the Receiving Party receives either (1) a letter from the Receiving Party’s counsel indicating that the Receiving Party has received a ruling from the IRS described in Section 7.6(b) or (2) an opinion from the Receiving Party’s counsel as described in Section 7.6(b), an amount equal to the Expense Amount less the amount payable under clause (A) above. To the extent the entire Expense Amount is not paid to the Receiving Party in the year in which such amount would otherwise be payable as a result of the restrictions set forth in this Section 7.6(a), the Expense Amount shall be carried forward to the succeeding year and shall be payable (as described above) in such succeeding year by applying the same formula and by deeming such Expense Amount as payable in such succeeding year. To the extent the full Expense Amount has not been paid in the initial and succeeding year, the amount shall similarly be carried forward for each of the next three taxable years. To the extent that the entire Expense Amount has not been paid in the initial year, the succeeding year and the three following years, the Expense Amount shall be forfeited by the Receiving Party. To secure the obligation of CPA14, CPA16 or W. P. Carey, as applicable, to pay these amounts, CPA14, CPA16 or W. P. Carey, as applicable, shall deposit into escrow an amount in cash equal to the Expense Amount with an escrow agent selected by CPA14, CPA16 or W. P. Carey, as applicable, and on such terms (subject to Section 7.6(b)) as shall be mutually agreed upon by CPA14, CPA16 or W. P. Carey, as applicable, the Receiving Party and the escrow agent. The payment or deposit into escrow of the Expense Amount pursuant to this Section 7.6(a) shall be made at the time CPA14, CPA16 or W. P. Carey, as applicable, would otherwise be obligated to pay the Receiving Party pursuant to Section 7.2.

(b) The escrow agreement shall provide that the Expense Amount in escrow or any portion thereof shall not be released to the Receiving Party unless the escrow agent receives any of the following: (i) a letter from the Receiving Party’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Receiving Party without causing the payee to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code determined as if the payment of such amount did not constitute income that qualifies for purposes of Sections 856(c)(2) and (c)(3) of the Code (“Qualifying Income”) or a subsequent letter from the Receiving Party’s accountants revising that amount, in which case the escrow agent shall release such amount to the Receiving Party, or (ii) a letter from the Receiving Party’s counsel indicating that the Receiving Party received a ruling from the IRS holding that the receipt by the Receiving Party of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Code Sections 856(c)(2) and (3) (or alternatively, the Receiving Party’s counsel has rendered a legal opinion to the effect that the receipt by the Receiving Party of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Sections 856(c)(2) and (c)(3)of the Code), in which case the escrow agent shall release the remainder of the Expense Amount to the Receiving Party. CPA14, CPA16 and W. P.

Carey each agree to amend this Section 7.6 at the request of the Receiving Party in order to (A) maximize the portion of the Expense Amount that may be distributed to the Receiving Party hereunder without causing the Receiving Party to fail to meet the requirements of Sections 856(c)(2) and (c)(3) of the Code, (B) improve the likelihood of the Receiving Party securing a ruling described in this Section 7.6(b), or (C) assist the Receiving Party in obtaining a legal opinion from its counsel as described in this Section 7.6(b). The escrow agreement shall also provide that any portion of the Expense Amount not paid to the Receiving Party in the initial year and the four succeeding years shall be released by the escrow agent to CPA14 or W. P. Carey, as applicable. Unless such party is the Receiving Party, none of CPA14, CPA16 or W. P. Carey shall be a party to such escrow agreement and neither shall bear any cost of or have liability resulting from the escrow agreement.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.  Nonsurvival of Representations and Warranties.  Except as set forth in the Indemnification Agreement, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2.  Notices.  All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to CPA14 or CPA14 Sub, to:

Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
Attn: Chairman of the Audit Committee and Chief Legal Officer
Fax: (212) 492-8922

with a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, New York 10166
Attn: Judith Fryer, Esq.
      Michael D. Helsel, Esq.
Fax: (212) 801-6400

(b) if to CPA16, Holdings, Merger Sub or Acquisition, to:

c/o Corporate Property Associates 16 — Global Incorporated
50 Rockefeller Plaza
New York, New York 10020
Attn: Chairman of the Audit Committee and Chief Legal Officer
Fax: (212) 492-8922

with a copy to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attn: Kathleen L. Werner, Esq.
Fax: (212) 878-8375

(c) if to W. P. Carey, to:

W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York City, NY 10020
Attn: Chief Legal Officer
Fax: (212) 492-8934

with a copy to:

DLA Piper LLP (US)
4141 Parklake Avenue
Suite 300
Raleigh, NC 27612
Attn: Robert Bergdolt
Fax: (919) 786-2200
Attn: Christopher P. Giordano
Fax: (212) 884-8522

Section 8.3.  Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” is used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4.  Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article I and Section 4.8 are not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.6.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE MERGER, THE ALTERNATE MERGER, THE REORGANIZATION AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY ARE REQUIRED TO BE GOVERNED BY THE MGCL.

Section 8.7.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8.  Enforcement.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Maryland or in any Maryland State court and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Maryland or any Maryland State court if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

Section 8.9.  Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.9.

Section 8.10.  Exhibits; Disclosure Letters.  All Exhibits referred to herein, in the CPA14 Disclosure Letter and in the CPA16 Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement.

Section 8.11.  Conflict Waiver.  Recognizing that Clifford Chance US LLP has acted as legal counsel to CPA16, Merger Sub and their Affiliates in connection with the transactions contemplated by this Agreement, and that Clifford Chance US LLP has represented CPA14 in unrelated matters, CPA14, CPA16 and Merger Sub each hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Clifford Chance US LLP representing CPA16, Merger Sub and their Affiliates. This Section 8.11 shall survive the consummation of the Merger or the Alternate Merger.

ARTICLE IX

CERTAIN DEFINITIONS

Section 9.1.  Certain Definitions.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed for the conduct of regular banking business.

“CPA14 Material Adverse Effect” means (i) a material adverse effect (A) on the business, properties, financial condition or results of operations of CPA14 and the CPA14 Subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by CPA14 of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement or (ii) (A) any uninsured damages or losses to a CPA14 Property that occur as a result of any disaster-type occurrences (including, without limitation, terrorist activities, floods or earthquakes), (B) the bankruptcy or insolvency (or comparable event or proceeding) of a tenant on any CPA14 Property (a “CPA14 Tenant”), (C) a lease payment default by a CPA14 Tenant or (D) the abandonment of any property by a CPA14 Tenant; provided that, in each of the cases set forth in subsections (A) though (D) above, such event would result in a decrease in CPA14’s revenues by 9% or more based on CPA14’s revenues determined in accordance with GAAP for the most recently completed four full fiscal quarters. Notwithstanding anything to the contrary set forth in this definition, the parties agree that, unless an effect or event expressly falls within a category of effects or events enumerated in subsections (A) though (D) above, a CPA14 Material Adverse Effect shall not include any effect or event with respect to CPA14 or any CPA14 Subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the CPA14 Properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which CPA14 and the CPA14 Subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on CPA14 and the CPA14 Subsidiaries, taken as a whole, relative to others in the industries in which CPA14 and the CPA14

Subsidiaries operate, (d) any failure, in and of itself, by CPA14 or the CPA14 Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a CPA14 Material Adverse Effect), (e) any change in applicable Law, regulation or U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on CPA14 and the CPA14 Subsidiaries, taken as a whole, relative to others in the industries in which CPA14 and the CPA14 Subsidiaries operate or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the CPA14 Properties, taken as a whole.

“CPA14 Subsidiary” means each Subsidiary of CPA14, other than Subsidiaries of CPA14 with no assets that are in the process of being dissolved.

“CPA16 Material Adverse Effect” means (i) a material adverse effect (A) on the business, properties, financial condition or results of operations of CPA16 and the CPA16 Subsidiaries taken as a whole or (B) that would, or would be reasonably likely to, prevent or materially delay the performance by CPA16 of its material obligations under this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement or (ii) (A) any uninsured damages or losses to a CPA16 Property that occur as a result of any disaster-type occurrences (including, without limitation, terrorist activities, floods or earthquakes), (B) the bankruptcy or insolvency (or comparable event or proceeding) of a tenant on any CPA16 Property (a “CPA16 Tenant”), (C) a lease payment default by a CPA16 Tenant or (D) the abandonment of any property by a CPA16 Tenant; provided that, in each of the cases set forth in subsections (A) though (D) above, such event would result in a decrease in CPA16’s revenues by 9% or more based on CPA16’s revenues determined in accordance with GAAP for the most recently completed four full fiscal quarters. Notwithstanding anything to the contrary set forth in this definition, the parties agree that, unless an effect or event expressly falls within a category of effects or events enumerated in subsections (A) though (D) above, a CPA16 Material Adverse Effect shall not include any effect or event with respect to CPA16 or any CPA16 Subsidiary to the extent resulting from or attributable to (a) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of an outbreak or escalation of hostilities, any acts of war, sabotage or terrorism that do not result in the destruction or material physical damage of a material portion of the CPA16 Properties, taken as a whole, (b) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby, (c) conditions generally affecting the securities markets or the industries in which CPA16 and the CPA16 Subsidiaries operate, except to the extent such conditions have a materially disproportionate effect on CPA16 and the CPA16 Subsidiaries, taken as a whole, relative to others in the industries in which CPA16 and the CPA16 Subsidiaries operate, (d) any failure, in and of itself, by CPA16 or the CPA16 Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a CPA16 Material Adverse Effect), (e) any change in applicable Law, regulation or U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on CPA16 and the CPA16 Subsidiaries, taken as a whole, relative to others in the industries in which CPA16 and the CPA16 Subsidiaries operate or (f) any hurricane, tornado, flood, earthquake or other natural disaster that does not result in the destruction or material physical damage of a material portion of the CPA16 Properties, taken as a whole.

“CPA16 Subsidiary” means each Subsidiary of CPA16.

“Employee Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, pension plans and all other employee compensation and benefit arrangements or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus (including, without limitation, any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs.

“IRS” means the United States Internal Revenue Service.

“Knowledge” (A) where used herein with respect to CPA14 and any CPA14 Subsidiary shall mean the actual (and not constructive or imputed) knowledge of the persons named in Schedule 9.1 of the CPA14 Disclosure Letter and (B) where used herein with respect to CPA16 and any CPA16 Subsidiary shall mean the actual (and not constructive or imputed) knowledge of the persons named in Schedule 9.1 of the CPA16 Disclosure Letter.

“Law” means any statute, law, common law, regulation, rule, order, decree, code, judgment, ordinance or any other applicable requirement of any Governmental Entity applicable to CPA16 or CPA14 or any of their respective Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns either (A) a general partner, managing member or other similar interest or (B) 50% or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Tax” or ‘“Taxes” shall mean any federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto.

“Tax Protection Agreement” shall mean any agreement, oral or written, (i) that has as one of its purposes to permit a Person to take the position that such Person could defer taxable income that otherwise might have been recognized upon a transfer of property to any CPA14 Subsidiary that is treated as a partnership for U.S. federal income Tax purposes, and that (A) prohibits or restricts in any manner the disposition of any assets of CPA14 or any CPA14 Subsidiary, (B) requires that CPA14 or any CPA14 Subsidiary maintain, put in place, or replace indebtedness, whether or not secured by one or more of the CPA14 Properties, or (C) requires that CPA14 or any CPA14 Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including, without limitation, through a “deficit restoration obligation,” guarantee (including, without limitation, a “bottom” guarantee), indemnification agreement or other similar arrangement), the risk of loss for federal income Tax purposes for indebtedness or other liabilities of CPA14 or any CPA14 Subsidiary, (ii) that specifies or relates to a method of taking into account book-Tax disparities under Section 704(c) of the Code with respect to one or more assets of CPA14 or a CPA14 Subsidiary, or (iii) that requires a particular method for allocating one or more liabilities of CPA14 or any CPA14 Subsidiary under Section 752 of the Code.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in CPA14, any CPA14 Subsidiary or CPA16, as applicable, may vote.

ARTICLE X

ALTERNATE MERGER

Section 10.1.  Introduction.  The provisions of this Article X shall apply if and only if the Reorganization Opinions are not delivered at Closing. If the Reorganization Opinions are delivered at Closing, the provisions of this Article X are null and void and none of Holdings, Acquisition or CPA14 Sub shall have any rights or obligations under this Agreement.

Section 10.2.  Alternate Merger and Consideration.

(a) In lieu of the merger of CPA14 with and into Merger Sub whereby Merger Sub becomes the surviving company, at the Effective Time, CPA14 Sub shall be merged with and into CPA14, whereby the separate corporate existence of CPA14 Sub shall cease and CPA14 shall continue as the surviving company (and upon the applicability of this Article X, all references in this Agreement to the “Surviving Company” shall mean CPA14) in accordance with the Laws of the State of Maryland. At the Effective Time, in lieu of receiving CPA16 Common Stock pursuant to Section 1.6(a)(i), the CPA14 Stockholders who elect to receive common stock or who are required to receive common stock pursuant to Section 1.6(a) shall receive that number of shares of Holdings common stock, $.001 par value per share (“Holdings Common Stock”), equal to the product of (A) the number of shares of CPA14 Common Stock owned by such CPA14 Stockholder and (B) the Exchange Ratio (as adjusted pursuant to Section 1.8(b)). Each issued and outstanding share of common stock of CPA14 Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Company. Immediately after the Effective Time, CPA14 as the surviving corporation shall issue one fully paid and nonassessable share of common stock of CPA14 as the surviving corporation to Holdings for each share of Holdings Common Stock issued to the CPA14 Stockholders in the Alternate Merger.

(b) In addition, at the Effective Time, Acquisition shall be merged with and into CPA16, whereby the separate corporate existence of Acquisition shall cease and CPA16 shall continue as the surviving company in accordance with the Laws of the State of Maryland. At the Effective Time and without any further action on the part of CPA16, Acquisition, Holdings or any CPA16 Stockholder, each share of CPA16 Common Stock outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted into one share of Holdings Common Stock. Each issued and outstanding share of common stock of Acquisition shall be converted into and become one fully paid and nonassessable share of common stock of CPA16 as the surviving corporation. Immediately after the Effective Time, CPA16, as the surviving corporation, shall issue one fully paid and nonassessable share of common stock of CPA16 as the surviving corporation to Holdings for each share of Holding Common Stock issued to the CPA16 Stockholders in the Alternate Merger.

Section 10.3.  Transfer Taxes.  Holdings shall pay any stamp Tax or documentary Tax assessed upon or with respect to the issuance of common stock to be issued in accordance with Section 10.2.

Section 10.4.  Representations and Warranties of Holdings, Acquisition and CPA14 Sub.  Holdings, CPA14 Sub and Acquisition jointly and severally represent and warrant to CPA14 as follows:

(a) Organization and Standing.  Each of Holdings, Acquisition and CPA14 Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland, and has the full corporate power and authority to own, operate and lease its assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. There is no state, country or territory wherein the absence of licensing or qualification as a foreign corporation by Holdings, Acquisition or CPA14 Sub would have a material adverse effect on any of them. Holdings was incorporated on December 10, 2010, and Acquisition and CPA14 Sub were incorporated on December 9, 2010 and none of Holdings, Acquisition or CPA14 Sub has had any business operations as of the date hereof. Holdings will use reasonable best efforts to assure that Holdings will qualify as a REIT following the Closing.

(b) Subsidiaries.  Holdings does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity, except for Acquisition. Acquisition does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity. CPA14 Sub does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity.

(c) Charter and Bylaws.

(i) Acquisition and CPA14 Sub have furnished to CPA14 a true and complete copy of each of their charter and bylaws, as currently in effect.

(ii) Immediately prior to the Effective Time, the charter of Holdings shall be substantially identical to the CPA16 Charter; provided, however, that Article I shall read in its entirety: “The name of the Corporation is CPA 16 Holdings Inc.” Immediately prior to the Effective Time, the Bylaws of Holdings shall be substantially identical to the CPA16 Bylaws. A copy of Holdings’ charter and bylaws shall be furnished to CPA14 immediately prior to the Effective Time.

(d) Directors and Officers.  Immediately prior to the Effective Time, the directors of Holdings shall be identical to the directors of CPA16.

(e) Capitalization.

(i) The authorized capital stock of Holdings consists of 400,000,000 shares of Holdings Common Stock, all of which at the Effective Time will have been duly authorized and validly issued, fully paid, non-assessable and outstanding, of which no shares are issued and outstanding as of the date of this Agreement. No shares of capital stock of Holdings have been reserved for any purpose, except pursuant to this Agreement. There are no outstanding securities convertible into or exchangeable for the capital stock of Holdings and no outstanding options, rights (preemptive or otherwise), or warrants to purchase or to subscribe for any shares of such stock or other securities of Holdings. There are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase, transfer or registration for sale under the Securities Act of the Holdings Common Stock or any other securities of Holdings, except as contemplated hereunder. The Holdings Common Stock being issued on the Closing Date has been duly authorized by all necessary corporate action on the part of Holdings. The Holdings Common Stock, when issued, will be validly issued, fully paid and nonassessable.

(ii) As of the date of this Agreement, the authorized shares of common stock of Acquisition consist of 10,000 shares of common stock (the “Acquisition Common Stock”). All outstanding shares of Acquisition are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. There are (A) no other shares of capital stock or voting securities of Acquisition, (B) no securities of Acquisition convertible into or exchangeable for shares of capital stock or voting securities of Acquisition and (C) no options or other rights to acquire from Acquisition, and no obligations of Acquisition to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquisition. Acquisition has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Alternate Merger and the other transactions contemplated by this Agreement.

(iii) As of the date of this Agreement, the authorized shares of common stock of CPA14 Sub consist of 10,000 shares of common stock (the “CPA14 Sub Common Stock”). All outstanding shares of CPA14 Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. There are (A) no other shares of capital stock or voting securities of CPA14 Sub, (B) no securities of CPA14 Sub convertible into or exchangeable for shares of capital stock or voting securities of CPA14 Sub and (C) no options or other rights to acquire from CPA14 Sub, and no obligations of CPA14 Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of CPA14 Sub. CPA14 Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Alternate Merger and the other transactions contemplated by this Agreement.

Section 10.5.  Guaranty of Obligations of Holdings by CPA16.  CPA16 hereby guarantees to CPA14, as a primary obligor, payment and performance by Holdings of its obligations under this Agreement, including its obligation to issue Holdings Common Stock to the CPA14 Stockholders and the stockholders of CPA16 (including without limitation, all amendments hereof), subject to the terms, conditions and limitations hereof. CPA16 hereby waives suretyship defenses, demand, payment, protest and notice of dishonor or nonperformance of any such obligations, and CPA14 shall not be required to make any demand on Holdings for performance of any of its obligations under this Agreement, nor to exhaust any legal, contractual or equitable remedies against Holdings, prior to proceeding against CPA16.

Section 10.6.  Further Action.  If CPA16 determines any further action is necessary or desirable to carry out the purposes of the Alternate Merger, the officers and directors of CPA16 shall be fully authorized (in the name of Holdings and otherwise) to take such action.

Section 10.7.  Conditions Precedent.  The respective obligations of the parties to this Agreement to effect the Alternate Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the conditions set forth in Article V and, in addition, Section 10.7(e); provided, however, that:

(a) the first sentence of Section 5.3(f) shall be deleted and replaced with the following: “CPA14 shall have received an opinion of Greenberg Traurig, LLP, dated as of the Closing Date, to the effect that the Alternate Merger should qualify under Section 351(a) of the Code as a transfer of shares of CPA14 Common Stock by the CPA14 Stockholders in exchange for Holdings Common Stock and cash (and should not be treated to such CPA14 Stockholders as a transfer described in Section 351(e) of the Code)”;

(b) the first sentence of Section 5.2(g) shall be deleted and replaced with the following: “Merger Sub shall have received an opinion of Clifford Chance US LLP, dated as of the Closing Date, to the effect that: (i) the merger of Acquisition with and into CPA16 and the issuance of Holdings Common Stock to the CPA16 Stockholders in exchange for their shares of CPA16 Common Stock will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Holdings, Acquisition and CPA16 will be a party to such reorganization within the meaning of Section 368(b) of the Code”;

(c) the first sentence of Section 5.2(d) shall be deleted and replaced with the following: “CPA16 shall have received an opinion, dated as of the Closing Date, of Greenberg Traurig, LLP to the effect that, at all times since its taxable year ended December 31, 2007, CPA14 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable CPA14 to continue to meet the requirements for qualification and taxation as a REIT under the Code”;

(d) the first sentence of Section 5.3(d) shall be deleted and replaced with the following: “CPA14 shall have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that: (i) at all times since its taxable year ended December 31, 2007, CPA16 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable CPA16 to meet the requirements for qualification and taxation as a REIT under the Code and (ii) commencing with its taxable year ending December 31, 2011, Holdings has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation, as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable it to meet the requirements for qualification and taxation as a REIT under the Code”; and

(e) CPA14 Sub and Acquisition shall each have issued 6,250 shares of common stock as described in Section 10.8.

Section 10.8.  Additional Covenant.  In addition to the covenants set forth in Article IV, as promptly as practicable following the date the parties determine to effect the Alternate Merger but not less than two days prior to the Closing Date, CPA14 Sub shall issue 6,250 shares of CPA14 Sub Common Stock to 125 separate persons and Acquisition shall issue 6,250 shares of Acquisition Common Stock to 125 separate persons (which may be the same persons who purchase the CPA14 Sub Common Stock).

Section 10.9.  Dissenters Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA14 Common Stock in connection with the Alternate Merger is available under the MGCL, Dissenting Shares held by a Dissenting Stockholder shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the MGCL; provided, however, that each share of CPA14 Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of Holdings Common Stock, without interest.

(b) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA16 Common Stock in connection with the Alternate Merger is available under the MGCL, any outstanding shares of CPA16 held by a record holder or beneficial owner of shares of CPA16 Common Stock who is entitled to demand and receive payment of the fair value of such holder’s shares pursuant to Section 3-202 of the MGCL and who does not vote for the Merger and complies with all provisions of the MGCL (including all provisions of Section 3-203 of the MGCL) concerning the right of holders of shares of CPA16 Common Stock to object to the Merger and obtain fair value for their shares shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such CPA16 Stockholder pursuant to the MGCL; provided, however, that each share of CPA16 Common Stock outstanding immediately prior to the Effective Time and held by a CPA16 Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of Holdings Common Stock, without interest.

(c) CPA14 shall give CPA16 (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the MGCL received by CPA14, attempted withdrawals of such demands, and any other instruments served pursuant to the MGCL and received by CPA14 relating to rights of appraisal and (ii) the opportunity to participate in and direct the conduct of all negotiations and proceedings with respect to demands for payment of fair value under the MGCL. CPA14 shall not, except with the prior written consent of CPA16, make any payment with respect to any such demands for payment of fair value, or settle, or offer to settle, or otherwise negotiate any such demands for payment of fair value. CPA16 will be responsible for any payment with respect to any such demands for payment of fair value from CPA16 Stockholders who comply with the provisions in this Section.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CORPORATE PROPERTY ASSOCIATES
16 — GLOBAL INCORPORATED

By:	/s/ Mark J. DeCesaris
Name:     Mark J. DeCesaris

Title:	Managing Director, Chief Financial Officer and Chief Administrative Officer

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

By:	/s/ Susan C. Hyde
Name:     Susan C. Hyde

Title:	Managing Director and Secretary

CPA 16 ACQUISITION INC.

By:	/s/ Thomas Ridings
Name:     Thomas Ridings

Title:	Executive Director and Chief Accounting Officer

CPA 16 HOLDINGS INC.

By:	/s/ Thomas E. Zacharias
Name:     Thomas E. Zacharias

Title:	President

[signature page 1 of 2 to the Agreement and Plan of Merger]

CPA 16 MERGER SUB INC.

By:	/s/ Mark J. DeCesaris
Name:     Mark J. DeCesaris

Title:	Chief Financial Officer
and Chief Administrative Officer

CPA 14 SUB INC.

By:	/s/ Susan C. Hyde
Name:     Susan C. Hyde

Title:	Secretary

W. P. CAREY & CO. LLC

By:	/s/ Trevor P. Bond
Name:     Trevor P. Bond

Title:	President, Chief Executive Officer and Board Member

AND FOR THE LIMITED PURPOSES SET FORTH IN SECTION 4.3:

CAREY ASSET MANAGEMENT CORP.

By:	/s/ Trevor P. Bond
Name:     Trevor P. Bond

Title:	Chief Executive Officer and Board Member

W. P. CAREY & CO. B.V.

By:	/s/ Thomas E. Zacharias
Name:     Thomas E. Zacharias

Title:	Director

[signature page 2 of 2 to the Agreement and Plan of Merger]

Appendix B

CPA®:17 — GLOBAL SALE AND PURCHASE AGREEMENT

THIS AGREEMENT FOR SALE AND PURCHASE (“Agreement”) made and entered into by and among CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED, a Maryland corporation (“CPA:14”), whose address for purposes of this Agreement is c/o Corporate Property Associates 14 Incorporated, 50 Rockefeller Plaza, New York City, NY 10020, and CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED, a Maryland corporation (the “Buyer”) on behalf of single purpose entities to be formed for the purpose of acquiring the Interests (as defined below) (collectively, the “SPV Purchasers” and individually, a “SPV Purchaser”) whose address is 50 Rockefeller Plaza, New York City, NY 10020.

WITNESSETH:

1. Subject to the terms and conditions hereinafter set forth, and for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree that CPA:14 shall sell, and Buyer shall buy, assume and accept, or cause to be bought, assumed and accepted by the SPV Purchasers, the applicable respective interest of CPA:14, directly or indirectly, in and to the respective entities (“Owning Entities”) which own the properties, as such properties are described on Exhibits “A-1” through “A-3” and on Schedule 1 attached hereto and incorporated herein (singularly, a “Land”, and collectively, the “Lands”), together with CPA:14’s direct or indirect interest in (i) all buildings and other improvements situated on the Lands (singularly, a “Building”, and collectively, the “Buildings”), (ii) all right, title and interest of the Owning Entities in and to all easements, rights of way, reservations, privileges, appurtenances, and other estates pertaining to the Lands and the Buildings, (iii) all right, title and interest of the Owning Entities, if any, in and to the fixtures, machinery, equipment, supplies and other articles of personal property attached or appurtenant to the Lands or the Buildings owned by the Owning Entities and not by Tenants (collectively, the “Personal Property”), (iv) all right, title and interest of the Owning Entities, if any, in and to the trade name(s) of the Buildings and all other names, designations, logos, service marks and the appurtenant goodwill used in connection with the Properties (except for names and logos registered as CPA and CPA:14), (v) all right, title and interest of the Owning Entities, if any, in and to all strips and gores, all adjacent streets and alleys adjoining the Lands to the center line thereof, and all right, title and interest of the Owning Entities, if any, in and to any award made or to be made in lieu thereof and in and to any unpaid award for any taking by condemnation or any damages to the Lands or the Buildings by reason of a change of grade of any street, road or avenue, (vi) all right, title and interest of the Owning Entities, if any, in and to the leases, licenses and other occupancy agreements, together with all amendments, renewals and modifications thereof for the respective Lands and Buildings, or any portions thereof (collectively, the “Leases”), together with all rents and other sums due under the Leases and any security deposits, letters of credit, guaranties, and/or together with any warrants delivered in connection with any of the Leases, (vii) all right, title and interest of Owning Entities, if any, in, to and under those purchase orders, equipment leases, and managements, service, advertising, franchise and license agreements and other contracts and agreements relating to the ownership, use, operation and maintenance of the applicable Land and Building and Personal Property (collectively, the “Service Agreements”), (viii) all right, title and interest of the Owning Entities, if any, in, to and under all guaranties, warranties and agreements (express or implied) from contractors, subcontractors, vendors and suppliers, if any, regarding their performance, quality of workmanship and quality of materials supplied in connection with the construction, manufacture, development, installation and operation of any and all Buildings and Personal Property (collectively, the “Warranties”), (ix) to the extent transferable, certificates, licenses, permits, authorizations, consents, authorizations, approvals and variances, if any, by any governmental or quasi-governmental authority, including, without limitation, a letter or certificate regarding the zoning of each of the Lands from the applicable local office(s) (collectively, the “Permits”), (x) all right, title and interest of the Owning Entity in and to any intercompany debt (“Intercompany Debt”) from the shareholders of such Owning Entity to CPA:14, (xi) all right, title and interest of the Owning Entities in and to any insurance, casualty and/or condemnation proceeds and awards and any rights or claims thereto relating to any of the Properties and payable or to be assigned pursuant to Section 19 hereof; (xii) all right, title and interest of the Owning Entities in and to all accounts, accounts receivable and reserve funds held by or for the benefit of CPA:14 or a Subsidiary with respect to the operation of the Properties; and (xiii) all of the Owning Entities’ liabilities and obligations relating to the Land and items described in clauses (i) — (xii) (the Lands, the Buildings and all of the foregoing items listed in clauses (i) — (xiii) above being hereinafter sometimes singularly referred to as a “Property”, and collectively referred to as the “Properties”). The respective interests of CPA:14 in and to the Owning Entities which own the Properties are collectively referred to as the “Interests”. The transaction contemplated by this Agreement contemplates the sale and purchase of all, but not less than all, of the Interests.

2. PURCHASE PRICE

(a) The aggregate purchase price (“Purchase Price”) for the Interests is (i) Fifty Seven Million Four Hundred Sixty Two Thousand Five Hundred Seventy Five and 00/100 Dollars ($57,462,575.00) payable in cash, which shall be allocated among the Interests and Properties in accordance with the allocation schedule set forth on Exhibit “B” attached hereto and incorporated herein (“Cash Purchase Price”) and (ii) by Closing, the acknowledgement and agreement by Buyer and the applicable SPV Purchaser that loans encumbering the applicable Property identified on Exhibit “C” attached hereto and incorporated herein (“Assumable Loans”) remain outstanding and an obligation of the respective Owning Entities.

(b) Buyer acknowledges that following the Closing, the Properties will remain encumbered by the Assumable Loans and that Buyer shall be obligated to obtain any required approvals from the lenders of the Assumable Loans to the transfer of the Interests subject to the Assumable Loans and to pay, in addition to the Purchase Price, any assumption fees, transfer fees and/or other costs and expenses incurred in connection with the transfer of the Interests subject to each Assumable Loan. Buyer and CPA:14 shall exercise good faith reasonable efforts to obtain lenders’ approvals.

(c) The Cash Purchase Price, as increased or decreased by prorations and adjustments pursuant to Section 13 hereof, shall be payable by wire transfer of immediately available funds at the Closing (as hereinafter defined).

3. PURCHASE PRICE PAYMENT.  CPA:14 may direct that the Cash Purchase Price, as increased or decreased by prorations and adjustment pursuant to Section 13 hereof, be paid by confirmed federal wire transfer of immediately available funds to CPA:14, and Buyer agrees to make such payment as directed.

4. PROPERTY CONVEYED “AS-IS, WHERE-IS”.  Buyer hereby acknowledges that it is familiar with the Properties and all portions thereof, and the titles thereto, encumbrances thereon, physical condition thereof and of all improvements thereon, leases affecting portions thereof, tenants and occupants thereof, Service Agreements and operations (including all costs, expenses and revenues from the ownership of each Property). As a result thereof, Buyer agrees as follows:

EXCEPT AS SPECIFICALLY SET FORTH IN SECTION 8 HEREOF OR IN THE TRANSFER DOCUMENTS, CPA:14 IS NOT MAKING AND HAS NOT AT ANY TIME MADE ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY OF THE PROPERTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO HABITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE (OTHER THAN THE OWNING ENTITIES’ WARRANTY OF TITLE), ZONING, TAX CONSEQUENCES, PHYSICAL OR ENVIRONMENTAL CONDITION, OPERATING HISTORY OR PROJECTIONS, VALUATION, GOVERNMENTAL APPROVALS, GOVERNMENTAL REGULATIONS, THE TRUTH, ACCURACY OR COMPLETENESS OF THE ITEMS OR ANY OTHER INFORMATION PROVIDED BY OR ON BEHALF OF CPA:14 OR SUCH OWNING ENTITIES TO BUYER OR ANY OTHER MATTER OR THING REGARDING ANY OF THE PROPERTIES. UPON CLOSING, THE RESPECTIVE PROPERTIES SHALL BE DELIVERED, AND BUYER (OR THE APPLICABLE SPV PURCHASER) SHALL ACCEPT DELIVERY OF THE RESPECTIVE PROPERTIES, “AS IS, WHERE IS, WITH ALL FAULTS.” BUYER HAS NOT RELIED UPON AND WILL NOT RELY UPON EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION OR WARRANTY OF CPA:14 OR THE OWNING ENTITIES WITH RESPECT TO ANY OF THE PROPERTIES EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN ANY OF

THE TRANSFER DOCUMENTS. BUYER HAS PREVIOUSLY CONDUCTED SUCH INVESTIGATIONS OF THE PROPERTIES, INCLUDING BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AS BUYER DEEMS NECESSARY TO SATISFY ITSELF AS TO THE CONDITION OF THE PROPERTIES AND WILL RELY SOLELY UPON SAME AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY PROVIDED HEREIN OR IN ANY OF THE TRANSFER DOCUMENTS. UPON CLOSING, BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATIONS. BUYER, UPON CLOSING, HEREBY WAIVES, RELINQUISHES AND RELEASES CPA:14, FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT [I.E., NEGLIGENCE AND STRICT LIABILITY]), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS’ FEES AND COURT COSTS) (COLLECTIVELY, “CLAIMS”) OF ANY KIND AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH BUYER MIGHT HAVE ASSERTED OR ALLEGED AGAINST CPA:14, AT ANY TIME BY REASON OF OR ARISING OUT OF ANY CONSTRUCTION DEFECTS, PHYSICAL AND ENVIRONMENTAL CONDITIONS, THE VIOLATION OF ANY APPLICABLE LAWS AND ANY AND ALL OTHER MATTERS REGARDING THE PROPERTIES, OR ANY OF THEM, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT.

5. BUYER AND CPA:14 CONTINGENCY.

(a) The obligation of Buyer hereunder to close is subject to satisfaction, (i) as evidenced by a written confirmation thereof from Corporate Property Associates 16 — Global Incorporated (“CPA:16”), which written confirmation shall not be unreasonably withheld, delayed or conditioned, of all conditions precedent to the merger (the “Merger”) of CPA:14 with and into CPA:16, as set forth and defined in that certain Agreement and Plan of Merger dated as of December 13, 2010 (“Merger Agreement”) by and among CPA:14, CPA:14 Sub Inc., CPA:16, CPA 16 Acquisition Inc., CPA 16 Merger Sub Inc., CPA 16 Holdings Inc. and W.P. Carey & Co. LLC, other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger and (ii) of CPA:14’s delivery of all the Transfer Documents that it is required to deliver pursuant to Section 11 hereof. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:14 with and into CPA:16 shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

(b) The obligation of CPA:14 to close is subject to satisfaction, (i) as evidenced by a written confirmation thereof from CPA:16, which written confirmation shall not be unreasonably withheld, delayed or conditioned, of all conditions precedent to the Merger of CPA:14 with and into CPA:16, other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger and (ii) of Buyer’s delivery of the Transfer Documents that it is required to deliver pursuant to Section 11 hereof. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:14 with and into CPA:16 shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

6. TITLE COMMITMENTS AND POLICIES.  Buyer may order an update of title in order for First American Title Insurance Company (“Title Company”) to issue title commitments (collectively, “Commitments”) for the Properties, together with copies of all documents shown as title exceptions in the Commitments (“Title Documents”) and/or obtain a local counsel due diligence report with respect to the Properties located outside of the United States. Buyer acknowledges that it is familiar with the title to the Properties and except for any (i) mortgage, deed of trust, deed to secure debt, assignment of leases and rents, negative pledge, financing statement and similar instruments encumbering all or any portion of the Properties (other than first priority mortgages, deeds of trusts, deeds to secure debt, assignments of leases and rents, negative pledges, financing statements and similar instruments encumbering all or any portion of the Properties securing the Assumable Loans), (ii) mechanic’s, materialmen’s, broker’s or similar lien created or caused by the Owning Entities (unless resulting from any act or omission of Buyer) and (iii) judgment or other monetary lien filed against the Owning Entities (collectively, “Liens”), which the Owning Entities shall satisfy at Closing, CPA:14 and the Owning Entities shall have no obligation to eliminate or cure any other title exceptions, and Buyer will proceed to Closing subject to all other matters affecting the title to the Properties.

7. TIME OF CLOSING.  The Closing (“Closing”) shall occur immediately following satisfaction of the respective Buyer’s and CPA:14’s Contingency set forth in Section 5 above and prior to closings of the merger of CPA:14 with and into CPA:16 at a time and location mutually agreed to by CPA:14 and Buyer (“Closing Date”).

8. REPRESENTATIONS AND COVENANTS OF CPA:14.  CPA:14 expressly covenants, represents and warrants to Buyer as to itself and as to each Property in which such CPA:14 has a direct or indirect interest in an Owning Entity owning such Property, as follows:

A. CPA:14 is the owner of a direct or indirect equity interest in the Owning Entity which is the owner (or one of the owners) of a fee interest in such Property.

B. CPA:14 and each, if any, entity wholly owned (directly or indirectly ) by CPA:14 which has an ownership interest in the Owing Entity owning a Property (a “Subsidiary”) is a duly formed and validly existing entity in good standing under the laws of its state of organization and is qualified to do business in the state(s) in which it is legally required to be so qualified.

C. CPA:14 has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken or will take all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against CPA:14 and each Subsidiary.

D. The execution and delivery of this Agreement and the Transfer Documents by CPA:14, and the consummation by CPA:14 of the transaction contemplated hereby and thereby does not and will not, (i) violate any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority by which CPA:14 is bound, (ii) subject to receipt of applicable consents, if any, discussed in the Merger Agreement and Schedule of Disclosures thereunder, conflict with, result in a breach of, or constitute a default under the organizational documents of CPA:14 or any note or other evidence of indebtedness, any mortgage, deed of trust or indenture, or any material agreement or instrument to which CPA:14 is a party or by which it is bound, or (iii) violate any law, statute, rule or regulation by which CPA:14 is bound.

E. There is no legal action pending, or to the knowledge of CPA:14, threatened in writing against CPA:14, or a Subsidiary or an Owning Entity, which materially and adversely affects the use and operation or value of a Property or otherwise materially adversely affects the ability of CPA:14 to perform its obligations hereunder.

F. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by CPA:14, any Subsidiary or Owning Entity.

G. Neither CPA:14 nor any Subsidiary nor an Owning Entity is a foreign person within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended.

H. CPA:14, each Subsidiary and each Owning Entity has at all times been in material compliance with and will continue to be in material compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9 and (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V.

I. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, any written notice of any pending or threatened eminent domain or condemnation proceeding from any governmental authority with respect to all or any part of the Properties which would materially and adversely affect the use and operation or value of a Property, and, to the best of CPA:14’s knowledge, no such proceeding exists or is threatened.

J. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, any written notice of a material violation of any laws enacted by any federal, state, local or other governmental agency or regulatory body which remains uncured, outstanding or in effect which would materially adversely affect the use and operation or value of such Property or otherwise materially adversely affect the ability of CPA:14 to perform its obligations hereunder.

K. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, written notice of any currently existing violations of Environmental Laws (and to the best of CPA:14’s knowledge, no such violations currently exist) with respect to any Property or pending or threatened administrative or other legal proceedings, including, without limitation, any enforcement proceeding under any Environmental Laws concerning Hazardous Substances, relating to any Property, or of any settlement thereof which would materially and adversely affect the use and operation or value of a Property.

‘‘Environmental Laws” shall mean any law, statute, rule or regulation now or hereafter in effect pertaining to Hazardous Substances, protection of the environment, or human health and safety with respect to exposure to any Hazardous Substances, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Hazardous Substances Transportation Act (49 U.S.C. § 1802 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended by the Hazardous and Solid Wastes Amendments of 1984, the Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Clean Water Act (33 U.S.C. § 1321 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. § 11001 et seq.), the Radon Gas and Indoor Air Quality Research Act of 1986 (42 U.S.C. § 7401 et seq.), the National Environmental Policy Act (42 U.S.C. § 4321 et seq.), the Superfund Amendment Reauthorization Act of 1986 (42 U.S.C. § 9601 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) and any similar state or local law, statute, rule or regulation.

‘‘Hazardous Substances” shall mean (a) asbestos, radon gas and urea formaldehyde foam insulation, (b) any solid, liquid, gaseous or thermal contaminant, including, without limitation, smoke, vapor, soot, molds, fumes, acids, alkalis, chemicals, solvents, petroleum products or byproducts, natural gas, natural gas liquids and liquefied natural gas and synthetic gas, polychlorinated biphenyls, phosphates, lead or other heavy metals and chlorine, (c) any solid or liquid waste (including, without limitation, hazardous waste), hazardous air pollutant, hazardous substance, hazardous chemical, hazardous mixture, toxic substance, pollutant, pollution and regulated substance, and (d) any other chemical, material or substance, in each case to the extent regulated by any Environmental Laws, whether on or after the date hereof.

All representations and warranties of CPA:14 set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of CPA:14 shall survive the Closing for a period of six (6) months.

9. REPRESENTATIONS AND COVENANTS OF BUYER.  Buyer expressly covenants, represents and warrants to CPA:14, as follows:

A. Buyer is a duly formed and validly existing limited liability company in good standing under the laws of the State of Delaware.

B. Buyer has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against Buyer.

C. There is no legal action pending or to Buyer’s knowledge threatened in writing against Buyer which would materially and adversely affect the ability of Buyer to carry out the transactions contemplated by this Agreement.

D. The execution and delivery of this Agreement and the Transfer Documents by Buyer, and the consummation by Buyer of the transaction contemplated hereby and thereby does not and will not, (i) violate any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority by which Buyer or an SPV Purchaser is bound, (ii) conflict with, result in a breach of, or constitute a default under the organizational documents of Buyer or an SPV Purchaser or any note or other evidence of indebtedness, any mortgage, deed of trust or indenture, or any material agreement or instrument to which Buyer or an SPV Purchaser is a party or by which it is bound, or (iii) violate any law, statute, rule or regulation by which Buyer or an SPV Purchaser is bound.

E. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by Buyer.

F. Buyer has at all times been in material compliance with and will continue to be in material compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9; (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V; and (d) any other civil or criminal federal or state laws, regulations, or orders of similar import.

G. At the Closing, Buyer has, and shall have, sufficient resources available to consummate all the transactions contemplated hereby, including paying the Purchase Price to CPA:14 in cash.

H. Buyer has not received, nor to the best of Buyer’s knowledge has any SPV Purchaser received, any written notice of a material violation of any laws enacted by any federal, state, local or other governmental agency or regulatory body which remains uncured, outstanding or in effect which could materially adversely affect the ability of Buyer or an SPV Purchaser to perform its obligations hereunder.

I. Neither Buyer nor the SPV Purchasers intend to (a) enter into a definitive agreement within six (6) months after the Closing Date hereunder to sell any of the Interests or their respective interests in any of the Interests purchased under this Agreement or (b) otherwise sell and close on the conveyance of a Property or otherwise transfer the Interests purchased under this Agreement within six (6) months after the Closing Date.

All representations and warranties of Buyer set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of Buyer shall survive the Closing for a period of six (6) months.

10. PERMITTED ENCUMBRANCES.  Upon Closing hereunder and transfer of the Interests to Buyer or the applicable SPV Purchaser, the respective title of the applicable Owning Entity in and to the applicable Property shall be subject only to: (i) zoning and/or restrictions and prohibitions imposed by governmental authorities to which Buyer has not objected; (ii) covenants, conditions, restrictions, easements and other matters of record or apparent from an inspection of the Properties or a survey of the Properties, (iii) the Assumable Loans and the documents evidencing or securing the Assumable Loans; and (iv) taxes and assessments which are a lien, but not yet due and payable (collectively, the “Permitted Encumbrances”).

11. DOCUMENTS FOR CLOSING.  At Closing, CPA:14 shall deposit in escrow with First American Title Insurance Company (the “Escrow Agent”), the following executed documents (the “Transfer Documents”):

(1) Instruments transferring and conveying to Buyer (or the applicable SPV Purchaser or SPV Purchasers) the memberships, shareholders and/or partnership interest of CPA:14 in, as applicable, the Owning Entity or in the applicable Subsidiary wholly owned directly by CPA:14, which Subsidiary owns directly or indirectly an interest in the Owning Entity which own the respective Properties (“Transfer Documents”).

(2) A resolution from the Board of directors of CPA:14 authorizing the sale of the Interests.

(3) A certificate from CPA:14 and each applicable Subsidiary and Owning Entity certifying that it is not a “foreign person” or “foreign corporation” within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended; and

(4) Such other documents as Buyer or the Title Company shall reasonably request to evidence or facilitate the sale and transfer of the Interests.

On or prior to Closing, Buyer shall deposit, or cause to be deposited, in escrow with the Escrow Agent, the following executed documents:

(1) Counterparts of the Transfer Documents, including the acceptance of the Interests and assumptions of all terms, liabilities and obligations thereunder by Buyer and/or the applicable SPV Purchaser or SPV Purchasers arising and accruing after the Closing;

(2) A resolution from the Board of Directors of Buyer and the applicable SPV Purchaser or SPV Purchasers authorizing the purchase of the Interests; and

(3) Such other documents as CPA:14 or the Title Company shall reasonably request to evidence or facilitate the purchase of the Interests.

12. EXPENSES.

A. Buyer shall pay the following costs:

(1) The escrow fee;

(2) The cost to effectuate the transfers of Interest contemplated hereunder;

(3) Loan assumption fees; and

(4) Any transfer or conveyance tax and any other tax charged in connection with the transfer of Interests.

B. CPA:14 shall pay any costs to be borne by CPA:14 and specifically provided for in this Agreement.

13. PRORATION OF RENTS, SECURITY DEPOSITS AND INTEREST ON ASSUMABLE LOANS.  CPA:14 shall pay or cause to be paid to Buyer, in cash at Closing, the proportionate share (based on the percentage of ownership interest in the applicable Owning Entity represented by the Interests; said percentages being hereinafter collectively called the “Interest Percentages” or individually for each Property, the “Interest Percentage”) of any security deposits relating to the Properties (and/or deliver to Buyer at Closing any applicable letters of credit held by CPA:14 in lieu of security deposits) and the applicable Interest Percentage of the amount of any prepaid rents and rents paid for the month in which Closing occurs paid to each applicable Owning Entity by tenants as of the Proration Date. The prorations of prepaid rents and rents shall be computed on a monthly basis based upon the actual number of days in the calendar month. No proration shall be made for rents delinquent as of the Closing Date (“Delinquent Rents”). Any Rents collected after Closing shall first be applied to current rent and then to Delinquent Rents. In addition, the applicable Interest Percentage of interest occurring under the Assumable Loans shall be prorated as of the Proration Date.

14. PRORATION DATE.  Interest, rents and, if applicable, security deposits of the Properties and allocable to the Interests shall be prorated through 11:59 P.M. on the day prior to Closing (“Proration Date”).

15. COMMUNICATIONS.  All notices, demands, requests, consents, approvals, waivers or other communications shall be in writing and shall be deemed to be delivered (i) when mailed, upon receipt or refusal thereof, (ii) when delivered by a nationally recognized overnight courier service, upon confirmation of delivery by the courier service or refusal thereof or (iii) when sent by confirmed telecopy, upon receipt, and addressed to the parties as follows:

If to CPA:14, to the address as follows:

Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number: 212-492-8922

with a copy to:

Reed Smith, LLP
599 Lexington Avenue
New York, NY 10022-7650
Attn: Ruth S. Perfido, Esq.
Fax Number: 212 521-5450

And to:

Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
Attn: Judith D. Fryer, Esq.
Fax Number: 212-805-9330

If to Buyer, to the address as follows:

Corporate Property Associates 17 — Global Incorporated
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number: 212-492-8922

with a copy to:

Reed Smith, LLP
599 Lexington Avenue
New York, NY 10022-7650
Attn: Ruth S. Perfido, Esq.
Fax Number: 212 521-5450

And to:

Clifford Chance US, LLP
31 West 52nd Street
New York, NY 10019-6131
Attn: Kathleen L. Werner, Esq.
Fax Number: 212-878 8375

16. EFFECTIVE DATE OF AGREEMENT.  The effective date (“Effective Date”) of this Agreement shall be the last date that this Agreement is executed either by CPA:14 or by Buyer.

17. ATTORNEY’S FEES AND COSTS.  In connection with any litigation arising out of this Agreement, each party shall pay its own legal fees and costs incurred in connection with such litigation, appellate proceedings and post-judgment proceedings.

18. BROKERAGE.  Buyer and CPA:14 each represent and warrant to the other that neither has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby, and no broker or person, firm or entity is entitled to any commission or finder’s fee in connection with this Agreement or this transaction. Buyer and CPA:14 do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liability for compensation, commission or charges which may be claimed by any broker, finder or other similar party by reason of any actions of the indemnifying party.

19. CONDEMNATION AND CASUALTY.

A. CONDEMNATION.  Buyer hereby agrees to assume the risk during the term of this Agreement for any threatened or commenced condemnation or eminent domain. CPA:14 shall promptly notify Buyer of any threatened or commenced condemnation or eminent domain proceedings affecting any Property. In the event that all or any portion of a Property shall be taken in condemnation or by conveyance in lieu thereof or under the right of eminent domain or formal proceedings have been initiated therefor after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to proceed to close the transaction contemplated herein pursuant to the terms hereof, in which event CPA:14 shall deliver to Buyer or the applicable SPV Purchaser at the Closing any proceeds actually received by such CPA:14 attributable to such Property from such condemnation or eminent domain proceeding or conveyance in lieu thereof and assign to Buyer or the applicable SPV Purchaser the rights of CPA:14 to any such proceeds not yet received by it, and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

B. CASUALTY.  Buyer hereby agrees to assume the risk during the term of this Agreement for any casualty or damage affecting any Property. CPA:14 shall promptly notify Buyer of any casualty affecting any Property. In the event that all or any portion of a Property shall be damaged or destroyed by fire or other casualty after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to close the transaction contemplated herein according to the terms hereof, notwithstanding such casualty loss, and CPA:14 shall either (i) deliver to Buyer or the applicable SPV Purchaser at the Closing any insurance proceeds actually received by CPA:14 attributable to the Property from such casualty, or (ii) assign to Buyer or the applicable SPV Purchaser all of the right, title, and interest of CPA:14 in any claim under any applicable insurance policies in respect of such casualty, together with payment to Buyer of an amount equal to the Interest Percentage of the deductible(s), if any, applicable to such loss under the insurance policy(ies), and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

20. DEFAULT.

A. CPA:14 DEFAULT; BUYER’S SOLE REMEDIES.  If, after written demand, CPA:14 fails to consummate this Agreement in accordance with its terms (other than by reason of (i) Buyer’s breach of any of its representations or warranties contained in this Agreement; (ii) Buyer’s continuing default of any of its material covenants hereunder after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by CPA:14 or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein that is within the control of Buyer to satisfy), Buyer may either (1) terminate this Agreement by written notice to CPA:14, in which event all further rights and obligations of the parties hereunder will terminate or (2) pursue specific performance of this Agreement, provided, however, that such action in equity for specific performance is commenced by Buyer duly and properly filing and serving a complaint within sixty (60) days after the Outside Closing Date (as hereinafter defined). Notwithstanding anything to the contrary in this Agreement, the Buyer may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by CPA:14 has a material adverse effect on the use and operations of the Properties, taken as a whole. In the event of any continuing default by CPA:14 after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by CPA:14 at

Closing, and such default continues for more than thirty (30) days after written notice of such default from Buyer, Buyer shall be entitled to pursue its remedies available at law or in equity.

B. BUYER’S DEFAULT; CPA:14’S SOLE REMEDIES.  If after written demand, Buyer fails to consummate this Agreement in accordance with its terms (other than by reason of (i) breach by CPA:14 of any of its representations or warranties contained in this Agreement; (ii) the continuing default by CPA:14 of any of its material covenants after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by CPA:14 or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein that is within the control of CPA:14 to satisfy), CPA:14 may either terminate this Agreement, in which event all further rights and obligations of the parties hereunder will terminate, or CPA:14 may also pursue specific performance of this Agreement; provided, however, that such action in equity for specific performance is commenced by CPA:14 duly and properly filing a complaint within sixty (60) days after the Outside Closing Date (as hereinafter defined). Notwithstanding anything to the contrary in this Agreement, CPA:14 may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by the Buyer has a material adverse effect on the Properties, taken as a whole. Buyer acknowledges that monetary damages are not sufficient to adequately compensate CPA:14 for a default by Buyer hereunder. In the event of Buyer’s continuing default after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by Buyer at Closing, and such default continues for more than thirty (30) days after written notice of such default from CPA:14, CPA:14 shall be entitled to pursue any remedies available at law or in equity.

C. NO DEFAULT; MUTUAL TERMINATION.  This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Buyer and CPA:14, but conditioned upon the consent of CPA: 16 to such termination, which consent of CPA:16 is not to be unreasonably withheld, delayed or conditioned;

(b) by CPA:14, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(c) by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of CPA:14 set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(d) by either Buyer or CPA:14, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;

(e) by either Buyer or CPA:14, if the agreement and plan of merger referred to in Section 5 hereof is terminated prior to the Closing hereunder pursuant to its terms; and

(f) by either Buyer or CPA:14, if the Closing shall not have occurred before September 30, 2011 (the “Outside Closing Date”) (subject to automatic extension until December 31, 2011, if a condition to Closing hereunder which is not satisfied as of September 30, 2011 is reasonably likely to be satisfied by December 31, 2011). Provided, if the Merger Agreement has been extended, the Outside Closing Date will be similarly extended until December 31, 2011. Either party may terminate this Agreement after December 31, 2011.

21. TIME.  Any time period provided for herein which shall end on Saturday, Sunday or state or national legal holiday shall extend to 5:00 P.M. Eastern Time of the next business day.

22. PERSONS BOUND.  The benefits and obligations of the covenants herein shall inure to and bind the respective successors and assigns of the parties hereto. Whenever used, the singular number shall include the plural, the plural the singular and the use of any gender shall include all genders.

23. FINAL AGREEMENT.  This Agreement represents the final agreement of the parties and no agreements or representations, unless incorporated into this Agreement, shall be binding on any of the parties.

24. GOVERNING LAW.  This Agreement shall be governed and construed in all respects with the laws of the State of New York.

25. EXECUTION AND COUNTERPARTS; FACSIMILES.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement shall not bind CPA:14 or Buyer as an offer or an agreement unless signed by the person or party sought to be bound. Facsimile transmissions and other copies of executed documents shall serve the same purpose as originals in connection with the terms of this Agreement and any notices required to be or given hereunder may be delivered by facsimile transmission in the manner provided in Section 15. The transmittal of an unexecuted draft of this document for purposes of review shall not be considered an offer to enter into an agreement.

26. AMENDMENT.  This Agreement may not be modified or amended, except by an agreement in writing signed by CPA:14 and Buyer. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions or obligations.

27. REASONABLE BEST EFFORTS.  Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable law and the other terms of this agreement, each of CPA:14 and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all reasonable steps as maybe necessary to obtain an approval, waiver or exemption from any governmental entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing herein however, shall require either CPA:14 or the Buyer to increase any of its respective liabilities or obligations hereunder.

28. EQUITABLE ASSIGNMENT.  To the extent the deliverables contemplated by Section 11 are third party consents or waivers which are required to be obtained under applicable law or the terms of a governing agreement in order to effect the transactions hereunder with respect to an applicable Property or Interest, but such consents or waivers have not been obtained at Closing, if the parties are otherwise required to close under the terms of Section 5, then the parties shall close the transactions hereunder but with respect to such outstanding deliverables, the parties shall continue to seek to obtain such consent or waiver, and until such time as it is obtained, the parties shall not transfer the Interest in breach of the applicable restrictions and instead shall enter into an equitable arrangement providing the Buyer or applicable SPV Purchaser the benefits and risks of ownership with respect to the Interest for which the consent or waiver has not been obtained.

29. THIRD PARTY BENEFICIARIES.  Except for the provisions of Section 9.I, of which the parties intend for the stockholders of CPA:14 to be third party beneficiaries, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

30. SATISFACTION OF OBLIGATIONS.  Except for those representations and warranties and obligations which by their terms expressly survive the Closing and delivery of the Transfer Documents, all other obligations of CPA:14 and the Buyer hereunder will be deemed satisfied upon delivery of the Transfer Documents and payment of the Purchase Price.

BUYER:

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED,
a Maryland corporation

By:	/s/ Mark J. DeCesaris

Its:	Managing Director, Chief Financial Officer and Chief Administrative Officer

CPA 14:

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED,
a Maryland corporation

By:	/s/ Susan C. Hyde

Its:	Managing Director and Secretary

Appendix C

W.P. CAREY SALE AND PURCHASE AGREEMENT

THIS AGREEMENT FOR SALE AND PURCHASE (“Agreement”) made and entered into by and among CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED, a Maryland corporation (“CPA:14”), whose address is 50 Rockefeller Plaza, New York City, NY 10020, and W.P. CAREY & CO. LLC, a Delaware limited liability company, (the “Buyer”) whose address is 50 Rockefeller Plaza, New York City, NY 10020.

WITNESSETH:

1. Subject to the terms and conditions hereinafter set forth, and for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree that CPA:14 shall sell, and Buyer shall buy, assume and accept, or cause to be bought, assumed and accepted by CAREY REIT II, INC., a Maryland corporation (“REIT II”), an affiliate of Buyer, the applicable respective interest of the CPA:14, directly or indirectly, in and to the respective entities (“Owning Entities”) which directly or indirectly own the properties, as such properties are described on Exhibits “A-1” through “A-3” and on Schedule 1 attached hereto and incorporated herein (singularly, a “Land”, and collectively, the “Lands”), together with CPA:14’s direct and indirect interest in (i) all buildings and other improvements situated on the Lands (singularly, a “Building”, and collectively, the “Buildings”), (ii) all right, title and interest of the Owning Entities in and to all easements, rights of way, reservations, privileges, appurtenances, and other estates pertaining to the Lands and the Buildings, (iii) all right, title and interest of the Owning Entities, if any, in and to the fixtures, machinery, equipment, supplies and other articles of personal property attached or appurtenant to the Lands or the Buildings owned by the Owning Entities and not by Tenants (collectively, the “Personal Property”), (iv) all right, title and interest of the Owning Entities, if any, in and to the trade name(s) of the Buildings and all other names, designations, logos, service marks and the appurtenant goodwill used in connection with the Properties (except for names and logos registered as CPA and CPA:14), (v) all right, title and interest of the Owning Entities, if any, in and to all strips and gores, all adjacent streets and alleys adjoining the Lands to the center line thereof, and all right, title and interest of the Owning Entities, if any, in and to any award made or to be made in lieu thereof and in and to any unpaid award for any taking by condemnation or any damages to the Lands or the Buildings by reason of a change of grade of any street, road or avenue, (vi) all right, title and interest of the Owning Entities, if any, in and to the leases licenses and other occupancy agreements, together with all amendments, renewals and modifications thereof for the respective Lands and Buildings, or any portions thereof (collectively, the “Leases”), together with all rents and other sums due under the Leases and any security deposits, letters of credit, guaranties, and/or together with any warrants delivered in connection with any of the Leases, (vii) all right, title and interest of Owning Entities, if any, in, to and under those purchase orders, equipment leases, and managements, service, advertising, franchise and license agreements and other contracts and agreements relating to the ownership, use, operation and maintenance of the applicable Land and Building and Personal Property (collectively, the “Service Agreements”), (viii) all right, title and interest of the Owning Entities, if any, in, to and under all guaranties, warranties and agreements (express or implied) from contractors, subcontractors, vendors and suppliers, if any, regarding their performance, quality of workmanship and quality of materials supplied in connection with the construction, manufacture, development, installation and operation of any and all Buildings and Personal Property (collectively, the “Warranties”), (ix) to the extent transferable, certificates, licenses, permits, authorizations, consents, authorizations, approvals and variances, if any, by any governmental or quasi-governmental authority, including, without limitation, a letter or certificate regarding the zoning of each of the Lands from the applicable local office(s) (collectively, the “Permits”), (x) all right, title and interest of the Owning Entities in and to any insurance, casualty and/or condemnation proceeds and awards and any rights or claims thereto relating to any of the Properties and payable or to be assigned pursuant to Section 19 hereof; (xi) all right, title and interest of the Owning Entities in and to all accounts, accounts receivable and reserve funds held by or for the benefit of CPA:14 or a Subsidiary with respect to the operation of the Properties; and (xii) all of the Owning Entities’ liabilities and obligations relating to the Land and items described in clauses (i) — (xi) (the Lands, the Buildings and all of the foregoing items listed in clauses (i) — (xii) above being hereinafter sometimes singularly referred to as a ‘‘Property”, and collectively referred to as the ‘‘Properties”). The respective interests of CPA:14 in and to the Owning Entities which own the Properties are collectively referred to as the “Interests”. The transaction contemplated by this Agreement contemplates the sale and purchase of all, but not less than all, of the Interests.

2. PURCHASE PRICE

(a) The aggregate purchase price (“Purchase Price”) for the Interests is (i) Thirty Two Million Eighty Thousand Eight Hundred Ninety-Four and 00/100 Dollars ($32,080,894.00) payable in cash, which shall be allocated among the Interests and Properties in accordance with the allocation schedule set forth on Exhibit “B” attached hereto and incorporated herein (“Cash Purchase Price”) and (ii) by Closing, the acknowledgement and agreement by Buyer that loans encumbering the applicable Property identified on Exhibit “C” attached hereto and incorporated herein (“Assumable Loans”) remain outstanding and an obligation of the respective Owning Entities.

(b) Buyer acknowledges that following the Closing, the Properties will remain encumbered by the Assumable Loans and that Buyer shall be obligated to obtain any required approvals from the lenders of the Assumable Loans to the transfer of the Interests and to pay, in addition to the Purchase Price, any assumption fees, transfer fees and/or other costs and expenses incurred in connection with the transfer of the Interests. Buyer and CPA:14 shall exercise good faith reasonable efforts to obtain lenders’ approvals. Buyer further acknowledges and agrees that the Assumable Loan encumbering the Federal Express Property identified on Exhibit “C” may be refinanced prior to the Closing and upon such refinancing, the replacement loan will be substituted for the replaced loan and for all purposes hereunder shall thereafter be the Assumable Loan with respect to the Federal Express Property.

(c) The Cash Purchase Price, as increased or decreased by prorations and adjustments pursuant to Section 13 hereof, shall be payable by wire transfer of immediately available funds at the Closing (as hereinafter defined).

3. PURCHASE PRICE PAYMENT.  CPA:14 may direct that the Cash Purchase Price, as increased or decreased by prorations and adjustments pursuant to Section 13 hereof, be paid by confirmed federal wire transfer of immediately available funds to CPA:14, and Buyer agrees to make such payment as directed.

4. PROPERTY CONVEYED “AS-IS, WHERE-IS”.  Buyer hereby acknowledges that it currently indirectly holds an interest in the Owning Entities and that through a wholly-owned subsidiary it has been managing the Properties for the Owning Entities and is intimately familiar with the Properties and all portions thereof, and the titles thereto, encumbrances thereon, physical condition thereof and of all improvements thereon, leases affecting portions thereof, tenants and occupants thereof, Service Agreements and operations (including all costs, expenses and revenues from the ownership of each Property). As a result thereof, Buyer agrees as follows:

EXCEPT AS SPECIFICALLY SET FORTH IN SECTION 8 HEREOF OR IN THE TRANSFER DOCUMENTS, CPA:14 IS NOT MAKING AND HAS NOT AT ANY TIME MADE ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY OF THE PROPERTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO HABITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE (OTHER THAN THE OWNING ENTITIES’ WARRANTY OF TITLE), ZONING, TAX CONSEQUENCES, PHYSICAL OR ENVIRONMENTAL CONDITION, OPERATING HISTORY OR PROJECTIONS, VALUATION, GOVERNMENTAL APPROVALS, GOVERNMENTAL REGULATIONS, THE TRUTH, ACCURACY OR COMPLETENESS OF THE ITEMS OR ANY OTHER INFORMATION PROVIDED BY OR ON BEHALF OF CPA:14 OR SUCH OWNING ENTITIES TO BUYER OR ANY OTHER MATTER OR THING REGARDING ANY OF THE PROPERTIES. UPON CLOSING, THE RESPECTIVE PROPERTIES SHALL BE DELIVERED, AND BUYER (OR REIT II) SHALL ACCEPT DELIVERY OF THE RESPECTIVE PROPERTIES, “AS IS, WHERE IS, WITH ALL FAULTS.” BUYER HAS NOT RELIED UPON AND WILL NOT RELY UPON EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION OR WARRANTY OF

CPA:14 OR THE OWNING ENTITIES WITH RESPECT TO ANY OF THE PROPERTIES EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN ANY TRANSFER DOCUMENTS. BUYER HAS PREVIOUSLY CONDUCTED SUCH INVESTIGATIONS OF THE PROPERTIES, INCLUDING BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AS BUYER DEEMS NECESSARY TO SATISFY ITSELF AS TO THE CONDITION OF THE PROPERTIES AND WILL RELY SOLELY UPON SAME AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY PROVIDED HEREIN OR IN ANY OF THE TRANSFER DOCUMENTS. UPON CLOSING, BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATIONS. BUYER, UPON CLOSING, HEREBY WAIVES, RELINQUISHES AND RELEASES CPA:14, FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT [I.E., NEGLIGENCE AND STRICT LIABILITY]), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS’ FEES AND COURT COSTS) (COLLECTIVELY, “CLAIMS”) OF ANY KIND AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH BUYER MIGHT HAVE ASSERTED OR ALLEGED AGAINST CPA:14, AT ANY TIME BY REASON OF OR ARISING OUT OF ANY CONSTRUCTION DEFECTS, PHYSICAL AND ENVIRONMENTAL CONDITIONS, THE VIOLATION OF ANY APPLICABLE LAWS AND ANY AND ALL OTHER MATTERS REGARDING THE PROPERTIES, OR ANY OF THEM.

5. BUYER AND CPA:14 CONTINGENCY.

(a) The obligation of Buyer hereunder to close is subject to satisfaction, (i) as evidenced by a written confirmation thereof from Corporate Property Associates 16 — Global Incorporated (“CPA:16”), which written confirmation shall not be unreasonably withheld, delayed or conditioned, of all conditions precedent to the merger (the “Merger”) of CPA:14 with and into CPA:16, as set forth and defined in that certain Agreement and Plan of Merger dated as of December 13, 2010 (“Merger Agreement”) by and among CPA:14, CPA:14 Sub Inc., CPA:16, CPA 16 Acquisition Inc., CPA 16 Merger Sub Inc., CPA 16 Holdings Inc. and W.P. Carey & Co. LLC, other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger and (ii) of CPA:14’s delivery of all the Transfer Documents that it is required to deliver pursuant to Section 11 hereof. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:14 with and into CPA:16 shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

(b) The obligation of CPA:14 to close is subject to satisfaction, (i) as evidenced by a written confirmation thereof from CPA:16, which written confirmation shall not be unreasonably withheld, delayed or conditioned, of all conditions precedent to the Merger of CPA:14 with and into CPA:16, other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger and (ii) of Buyer’s delivery of the Transfer Documents that it is required to deliver pursuant to Section 11 hereof. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:14 with and into CPA:16 shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

6. TITLE COMMITMENTS AND POLICIES.  Buyer may order an update of title in order for First American Title Insurance Company (“Title Company”) to issue title commitments (collectively, “Commitments”) for the Properties, together with copies of all documents shown as title exceptions in the Commitments (“Title Documents”). Buyer acknowledges that it is familiar with the title to the Properties and except for any (i) mortgage, deed of trust, deed to secure debt, assignment of leases and rents, negative pledge, financing statement and similar instruments encumbering all or any portion of the Properties (other than first priority mortgages, deeds of trusts, deeds to secure debt, assignments of leases and rents, negative pledges, financing statements and similar instruments encumbering all or any portion of the Properties securing the Assumable Loans), (ii) mechanic’s, materialmen’s, broker’s or similar lien created or caused by the Owning Entities (unless resulting from any act or omission of Buyer) and (iii) judgment or other monetary lien filed against the Owning Entities (collectively, ‘‘Liens”), which the Owning Entities shall satisfy at

Closing, CPA:14 and the Owning Entities shall have no obligation to eliminate or cure any other title exceptions, and Buyer will proceed to Closing subject to all other matters affecting the title to the Properties.

7. TIME OF CLOSING.  The Closing (“Closing”) shall occur immediately following satisfaction of the respective Buyer’s and CPA:14’s Contingency set forth in Section 5 above and prior to closings of the merger of CPA:14 with and into CPA:16 at a time and location mutually agreed to by CPA:14 and Buyer (“Closing Date”).

8. REPRESENTATIONS AND COVENANTS OF CPA:14.  CPA:14 expressly covenants, represents and warrants to Buyer as to itself and as to each Property in which such CPA:14 has a direct or indirect interest in an Owning Entity owning such Property, as follows:

A. CPA:14 is the owner of a direct or indirect equity interest in the Owning Entity which is the owner (or one of the owners) of a fee interest in such Property.

B. CPA:14 and each entity wholly owned (directly or indirectly ) by CPA:14 which has an ownership interest in the Owing Entity owning a Property (a “Subsidiary”) is a duly formed and validly existing entity in good standing under the laws of its state of organization and is qualified to do business in the state(s) in which it is legally required to be so qualified.

C. CPA:14 has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken or will take all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against CPA:14 and such Subsidiary.

D. The execution and delivery of this Agreement and the Transfer Documents by CPA:14, and the consummation by CPA:14 of the transaction contemplated hereby and thereby does not and will not, (i) violate any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority by which CPA:14 is bound, (ii) subject to receipt of applicable consents, if any, discussed in the Merger Agreement and Schedule of Disclosures thereunder, conflict with, result in a breach of, or constitute a default under the organizational documents of CPA:14 or any note or other evidence of indebtedness, any mortgage, deed of trust or indenture, or any material agreement or instrument to which CPA:14 is a party or by which it is bound, or (iii) violate any law, statute, rule or regulation by which CPA:14 is bound.

E. There is no legal action pending, or to the knowledge of such CPA:14, threatened in writing against CPA:14 or a Subsidiary or an Owning Entity which relates and materially and adversely affects the use and operation or value of a Property or otherwise materially adversely affects the ability of CPA:14 to perform its obligations hereunder.

F. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by CPA:14 or any Subsidiary or Owning Entity.

G. Neither CPA:14 nor any Subsidiary is a foreign person within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended.

H. CPA:14 and each Subsidiary and each Owning Entity has at all times been in material compliance with and will continue to be in material compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9 and (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V.

I. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, any written notice of any pending or threatened eminent domain or condemnation proceeding from any governmental authority with respect to all or any part of the Properties which would materially and adversely affect the use and operation or value of a Property, and, to the best of CPA:14’s knowledge, no such proceeding exists or is threatened.

J. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, any written notice of a material violation of any laws enacted by any federal, state, local or other governmental agency or regulatory body which remains uncured, outstanding or in effect which would materially adversely affect the use and operation or value of such Property or otherwise materially adversely affect the ability of CPA:14 to perform its obligations hereunder.

K. CPA:14 has not received, nor to the best of CPA:14’s knowledge has any Subsidiary or Owning Entity received, written notice of any currently existing violations of Environmental Laws (and to the best of CPA:14’s knowledge, no such violations currently exist) with respect to any Property or pending or threatened administrative or other legal proceedings, including, without limitation, any enforcement proceeding under any Environmental Laws concerning Hazardous Substances, relating to any Property, or of any settlement thereof which would materially and adversely affect the use and operation or value of a Property.

‘‘Environmental Laws” shall mean any law, statute, rule or regulation now or hereafter in effect pertaining to Hazardous Substances, protection of the environment, or human health and safety with respect to exposure to any Hazardous Substances, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Hazardous Substances Transportation Act (49 U.S.C. § 1802 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended by the Hazardous and Solid Wastes Amendments of 1984, the Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Clean Water Act (33 U.S.C. § 1321 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. § 11001 et seq.), the Radon Gas and Indoor Air Quality Research Act of 1986 (42 U.S.C. § 7401 et seq.), the National Environmental Policy Act (42 U.S.C. § 4321 et seq.), the Superfund Amendment Reauthorization Act of 1986 (42 U.S.C. § 9601 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) and any similar state or local any law, statute, rule or regulation.

‘‘Hazardous Substances” shall mean (a) asbestos, radon gas and urea formaldehyde foam insulation, (b) any solid, liquid, gaseous or thermal contaminant, including, without limitation, smoke, vapor, soot, molds, fumes, acids, alkalis, chemicals, solvents, petroleum products or byproducts, natural gas, natural gas liquids and liquefied natural gas and synthetic gas, polychlorinated biphenyls, phosphates, lead or other heavy metals and chlorine, (c) any solid or liquid waste (including, without limitation, hazardous waste), hazardous air pollutant, hazardous substance, hazardous chemical, hazardous mixture, toxic substance, pollutant, pollution and regulated substance, and (d) any other chemical, material or substance, in each case to the extent regulated by any Environmental Laws, whether on or after the date hereof.

All representations and warranties of CPA:14 set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of CPA:14 shall survive the Closing for a period of six (6) months.

9. REPRESENTATIONS AND COVENANTS OF BUYER.  Buyer expressly covenants, represents and warrants to CPA:14, as follows:

A. Buyer is a duly formed and validly existing limited liability company in good standing under the laws of the State of Delaware.

B. Buyer has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against Buyer.

C. There is no legal action pending or to Buyer’s knowledge threatened in writing against Buyer which would materially and adversely affect the ability of Buyer to carry out the transactions contemplated by this Agreement.

D. The execution and delivery of this Agreement and the Transfer Documents by Buyer, and the consummation by Buyer of the transaction contemplated hereby and thereby does not and will not, (i) violate any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority by which Buyer or REIT II is bound, (ii) conflict with, result in a breach of, or constitute a default under the organizational documents of Buyer or REIT II or any note or other evidence of indebtedness, any mortgage, deed of trust or indenture, or any material agreement or instrument to which Buyer or REIT II is a party or by which it is bound, or (iii) violate any law, statute, rule or regulation by which Buyer or REIT II is bound.

E. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by Buyer.

F. Buyer has at all times been in material compliance with and will continue to be in material compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9; (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V; and (d) any other civil or criminal federal or state laws, regulations, or orders of similar import.

G. At the Closing, Buyer has, and shall have, sufficient resources available to consummate all the transactions contemplated hereby, including paying the Purchase Price to CPA:14 in cash.

H. Buyer has not received, nor to the best of Buyer’s knowledge has REIT II received, any written notice of a material violation of any laws enacted by any federal, state, local or other governmental agency or regulatory body which remains uncured, outstanding or in effect which could materially adversely affect the ability of Buyer or REIT II to perform its obligations hereunder.

I. Buyer does not intend to (a) enter into a definitive agreement within six (6) months after the Closing Date hereunder to sell any of the Interests or their respective interests in any of the Interests purchased under this Agreement or (b) otherwise sell and close on the conveyance of a Property or otherwise transfer the Interests purchased under this Agreement within six (6) months after the Closing Date.

All representations and warranties of Buyer set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of Buyer shall survive the Closing for a period of six (6) months.

10. PERMITTED ENCUMBRANCES.  Upon Closing hereunder and transfer of the Interests to Buyer or REIT II, the respective title of the applicable Owning Entity in and to the applicable Property shall be subject only to: (i) zoning and/or restrictions and prohibitions imposed by governmental authorities to which Buyer has not objected; (ii) covenants, conditions, restrictions, easements and other matters of record or apparent from an inspection of the Properties or a survey of the Properties, (iii) the Assumable Loans and the documents evidencing or securing the Assumable Loans; and (iv) taxes and assessments which are a lien, but not yet due and payable (collectively, the “Permitted Encumbrances”).

11. DOCUMENTS FOR CLOSING.  At Closing, CPA:14 shall deposit in escrow with First American Title Insurance Company (the “Escrow Agent”), the following executed documents (the “Transfer Documents”):

(1) Instruments transferring and conveying to Buyer (or REIT II) the memberships, shareholders and/or partnership interest of CPA:14 in the applicable Subsidiary wholly owned directly by CPA:14, which subsidiary owns directly or indirectly an interest in the Owning Entity which own the respective Properties (“Transfer Documents”).

(2) A resolution from the Board of directors of CPA:14 authorizing the sale of the Interests; and

(3) A certificate from CPA:14 and each applicable Subsidiary and Owning Entity certifying that it is not a “foreign person” or “foreign corporation” within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended; and

(4) Such other documents as Buyer or the Title Company shall reasonably request to evidence or facilitate the sale and transfer of the Interests.

At Closing, Buyer shall deposit in escrow with the Escrow Agent, the following executed documents:

(1) Counterparts of the Transfer Documents, including the acceptance of the Interests and assumptions of all terms, liabilities and obligations thereunder arising and accruing after the Closing;

(2) A resolution from the Board of Directors of Buyer [and REIT II, to the extent REIT II acquires any Interest] authorizing the purchase of the Interests; and

(3) Such other documents as CPA:14 or the Title Company shall reasonably request to evidence or facilitate the purchase of the Interests.

12. EXPENSES.

A. Buyer shall pay the following costs:

(1) The escrow fee;

(2) The cost to effectuate the transfers of Interest contemplated hereunder;

(3) Loan assumption fees; and

(4) Any transfer or conveyance tax and any other tax charged in connection with the transfer of Interests.

B. CPA:14 shall pay any costs to be borne by CPA:14 and specifically provided for in this Agreement.

13. PRORATION OF RENTS AND INTEREST ON ASSUMABLE LOANS.  CPA:14 shall pay or cause to be paid to Buyer, in cash at Closing, the proportionate share (based on the percentage of ownership interest in the applicable Owning Entity represented by the Interests; said percentages being hereinafter collectively called the “Interest Percentages” or individually for each Property, the “Interest Percentage”) of the amount of any prepaid rents and rents paid for the month in which Closing occurs paid to each applicable Owning Entity by tenants as of the Proration Date. The prorations of prepaid rents and rents shall be computed on a monthly basis based upon the actual number of days in the calendar month. No proration shall be made for rents delinquent as of the Closing Date (“Delinquent Rents”). Any Rents collected after Closing shall first be applied to current rent and then to Delinquent Rents. In addition, the applicable Interest Percentage of interest occurring under the Assumable Loans shall be prorated as of the Proration Date. Further, at Closing, a credit in the amount of the Interest Percentage of the tenant improvement allowance outstanding, if any, under the Lease to the tenant at the San Diego, California Property owned by AMLN Landlord LLC shall be taken by the Buyer against the Cash Purchase Price.

14. PRORATION DATE.  Interest and rents of the Properties and allocable to the Interests shall be prorated through 11:59 P.M. on the day prior to Closing (“Proration Date”).

15. COMMUNICATIONS.  All notices, demands, requests, consents, approvals, waivers or other communications shall be in writing and shall be deemed to be delivered (i) when mailed, upon receipt or refusal thereof, (ii) when delivered by a nationally recognized overnight courier service, upon confirmation of delivery by the courier service or refusal thereof or (iii) when sent by confirmed telecopy, upon receipt, and addressed to the parties as follows:

If to CPA:14 address as follows:

Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number: 212-492-8922

with a copy to:

Reed Smith, LLP
599 Lexington, Avenue
New York, NY 10022-7650
Attn: Ruth S. Perfido, Esq.
Fax Number: 212 521-5450

And to:

Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
Attn: Judith D. Fryer, Esq.
Fax Number: 212-805-9330

If to Buyer, to the address as follows:

W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number: 212-492-8922

with a copy to:

Reed Smith, LLP
599 Lexington, Avenue
New York, NY 10022-7650
Attn: Ruth S. Perfido, Esq.
Fax Number: 212 521-5450

And to:

Clifford Chance US, LLP
31 West 52nd Street
New York, NY 10019-6131
Attn: Kathleen L. Werner, Esq.
Fax Number: 212-878 8375

16. EFFECTIVE DATE OF AGREEMENT.  The effective date (“Effective Date”) of this Agreement shall be the last date that this Agreement is executed either by CPA:14 or by Buyer.

17. ATTORNEY’S FEES AND COSTS.  In connection with any litigation arising out of this Agreement, each party shall pay its own legal fees and costs incurred in connection with such litigation, appellate proceedings and post-judgment proceedings.

18. BROKERAGE.  Buyer and CPA:14 each represent and warrant to the other that neither has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby, and no broker or person, firm or entity is entitled to any commission or finder’s fee in connection with this Agreement or this transaction. Buyer and CPA:14 do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liability for compensation, commission or charges which may be claimed by any broker, finder or other similar party by reason of any actions of the indemnifying party.

19. CONDEMNATION AND CASUALTY.

A. CONDEMNATION.  Buyer hereby agrees to assume the risk during the term of this Agreement for any threatened or commenced condemnation or eminent domain. CPA:14 shall promptly notify Buyer of any threatened or commenced condemnation or eminent domain proceedings affecting any Property to the extent that Buyer, as owner directly or indirectly of an interest in the Owning Entities, has not otherwise been advised of the same. In the event that all or any portion of a Property shall be taken in condemnation or by conveyance in lieu thereof or under the right of eminent domain or formal proceedings have been initiated therefor after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to proceed to close the transaction contemplated herein pursuant to the terms hereof, in which event CPA:14 shall deliver to Buyer or REIT II, as applicable, at the Closing any proceeds actually received by such CPA:14 attributable to such Property from such condemnation or eminent domain proceeding or conveyance in lieu thereof and assign to Buyer or REIT II, as applicable, the rights of CPA:14 to any such proceeds not yet received by it, and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

B. CASUALTY.  Buyer hereby agrees to assume the risk during the term of this Agreement for any casualty or damage affecting any Property. CPA:14 shall promptly notify Buyer of any casualty affecting any Property to the extent that Buyer, as owner directly or indirectly of an interest in the Owning Entities, has not otherwise been advised of the same. In the event that all or any portion of a Property shall be damaged or destroyed by fire or other casualty after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to close the transaction contemplated herein according to the terms hereof, notwithstanding such casualty loss, and CPA:14 shall either (i) deliver to Buyer or REIT II, as applicable, at the Closing any insurance proceeds actually received by CPA:14 attributable to the Property from such casualty, or (ii) assign to Buyer or all of the right, title, and interest of CPA:14 in any claim under any applicable insurance policies in respect of such casualty, together with payment to Buyer of an amount equal to the Interest Percentage of the deductible(s), if any, applicable to such loss under the insurance policy(ies), and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

20. DEFAULT.

A. CPA:14 DEFAULT; BUYER’S SOLE REMEDIES.  If, after written demand, CPA:14 fails to consummate this Agreement in accordance with its terms (other than by reason of (i) Buyer’s breach of any of its representations or warranties contained in this Agreement; (ii) Buyer’s continuing default of any of its material covenants hereunder after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by Sellers or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein that is within the control of Buyer to satisfy), Buyer may either (1) terminate this Agreement by written notice to CPA:14, in which event all further rights and obligations of the parties hereunder will terminate or (2) pursue specific performance of this Agreement, provided, however, that such action in equity for specific performance is commenced by Buyer duly and properly filing and serving a complaint within sixty (60) days after the Outside Closing Date (as hereinafter defined). Notwithstanding anything to the contrary in this Agreement, the Buyer may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by CPA:14 has a material adverse effect on the Properties, taken as a whole. In the event of any continuing default by CPA:14 after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by CPA:14 at Closing, and such default continues for more than thirty (30) days after written notice of such default from Buyer, Buyer shall be entitled to pursue its remedies available at law or in equity.

B. BUYER’S DEFAULT; CPA:14’S SOLE REMEDIES.  If after written demand, Buyer fails to consummate this Agreement in accordance with its terms (other than by reason of (i) breach by CPA:14 of any of its representations or warranties contained in this Agreement; (ii) the continuing default by CPA:14 of any of its material covenants after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by CPA:14 or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein that is within the control of CPA:14 to satisfy), CPA:14 may either terminate this Agreement, in which event all further rights and obligations of the parties hereunder will terminate, or CPA:14 may also pursue specific performance of this Agreement; provided, however, that such action in equity for specific performance is commenced by CPA:14 duly and properly filing a complaint within sixty (60) days after the Outside Closing Date (as hereinafter defined). Notwithstanding anything to the contrary in this Agreement, CPA:14 may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by the Buyer has a material adverse effect on the Properties, taken as a whole. Buyer acknowledges that monetary damages are not sufficient to adequately compensate CPA:14 for a default by Buyer hereunder. In the event of Buyer’s continuing default after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by Buyer at Closing, and such default continues for more than thirty (30) days after written notice of such default from CPA:14, CPA:14 shall be entitled to pursue any remedies available at law or in equity.

C. NO DEFAULT; MUTUAL TERMINATION.  This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Buyer and CPA:14, but conditioned upon the consent of CPA: 16 to such termination, which consent of CPA:16 is not to be unreasonably withheld, delayed or conditioned;

(b) by CPA:14, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(c) by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of CPA:14 set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(d) by either Buyer or CPA:14, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;

(e) by either Buyer or CPA:14, if the agreement and plan of merger referred to in Section 5 hereof is terminated prior to the Closing hereunder pursuant to its terms; and

(f) by either Buyer or CPA:14, if the Closing shall not have occurred before September 30, 2011 (the “Outside Closing Date”) (subject to automatic extension until December 31, 2011, if a condition to Closing hereunder which is not satisfied as of September 30, 2011 is reasonably likely to be satisfied by December 31, 2011). Provided, if the Merger Agreement has been extended, the Outside Closing Date will be similarly extended until December 31, 2011. Either party may terminate this Agreement after December 31, 2011.

21 TIME.  Any time period provided for herein which shall end on Saturday, Sunday or state or national legal holiday shall extend to 5:00 P.M. Eastern Time of the next business day.

22. PERSONS BOUND.  The benefits and obligations of the covenants herein shall inure to and bind the respective successors and assigns of the parties hereto. Whenever used, the singular number shall include the plural, the plural the singular and the use of any gender shall include all genders.

23. FINAL AGREEMENT.  This Agreement represents the final agreement of the parties and no agreements or representations, unless incorporated into this Agreement, shall be binding on any of the parties.

24. GOVERNING LAW.  This Agreement shall be governed and construed in all respects with the laws of the State of New York.

25. EXECUTION AND COUNTERPARTS; FACSIMILES.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement shall not bind CPA:14 or Buyer as an offer or an agreement unless signed by the person or party sought to be bound. Facsimile transmissions and other copies of executed documents shall serve the same purpose as originals in connection with the terms of this Agreement and any notices required to be or given hereunder may be delivered by facsimile transmission in the manner provided in Section 15. The transmittal of an unexecuted draft of this document for purposes of review shall not be considered an offer to enter into an agreement.

26. AMENDMENT.  This Agreement may not be modified or amended, except by an agreement in writing signed by CPA:14 and Buyer. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions or obligations.

27. REASONABLE BEST EFFORTS.  Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable law and the other terms of this agreement, each of CPA:14 and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all reasonable steps as maybe necessary to obtain an approval, waiver or exemption from any governmental entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing herein however, shall require either CPA:14 or the Buyer to increase any of its respective liabilities or obligations hereunder.

28. EQUITABLE ASSIGNMENT.  To the extent the deliverables contemplated by Section 11 are third party consents or waivers which are required to be obtained under applicable law or the terms of a governing agreement in order to effect the transactions hereunder with respect to an applicable Property or Interest, but such consents or waivers have not been obtained at Closing, if the parties are otherwise required to close under the terms of Section 5, then the parties shall close the transactions hereunder but with respect to such outstanding deliverables, the parties shall continue to seek to obtain such consent or waiver, and until such time as it is obtained, the parties shall not transfer the Interest in breach of the applicable restrictions and instead shall enter into an equitable arrangement providing the Buyer or REIT II, as applicable, the benefits and risks of ownership with respect to the Interest for which the consent or waiver has not been obtained.

29. THIRD PARTY BENEFICIARIES.  Except for the provisions of Section 9.I, of which the parties intend for the stockholders of CPA:14 to be third party beneficiaries, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

30. SATISFACTION OF OBLIGATIONS.  Except for those representations and warranties and obligations which by their terms expressly survive the Closing and delivery of the Transfer Documents, all other obligations of CPA:14 and the Buyer hereunder will be deemed satisfied upon delivery of the Transfer Documents and payment of the Purchase Price.

(signature blocks on the following pages)

BUYER:

W.P. CAREY & CO. LLC,
a Delaware limited liability company

By:	/s/ Thomas E. Zacharias

Its:	Managing Director and Chief Operating Officer

CPA:14:

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED,
a Maryland corporation

By:	/s/ Susan C. Hyde

Its:	Managing Director and Secretary

APPENDIX D
FORM OF OPERATING AGREEMENT OF CPA 16 LLC
     THIS OPERATING AGREEMENT OF CPA 16 LLC, a Delaware limited liability company (the “Company”), dated as of ______________, ____ (the “Effective Date”), is entered into by and among Corporate Property Associates 16 — Global Incorporated, a Maryland corporation and the managing member of the Company (the “Managing Member”), and Carey REIT III, Inc., a Maryland corporation holding a special membership interest in the Company (the “Special Member”), together with any other Persons who become Members in the Company as provided herein.
     WHEREAS, the Company was formed when a Certificate of Formation was filed and accepted by the Secretary of State of the State of Delaware.
     NOW, THEREFORE, BE IT RESOLVED, that for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1.
DEFINED TERMS
Section 1.1 Definitions
     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
     “Act” means the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as it may be amended from time to time, and any successor to such statute.
     “Additional Funds” shall have the meaning set forth in Section 4.3.A.
     “Additional Member” means a Person admitted to the Company as a Member pursuant to Section 12.2 and who is shown as such on the books and records of the Company.
     “Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:
(i)	such deficit shall be decreased by any amounts which such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(i)(5) and 1.704-2(g)(1); and

(ii)	such deficit shall be increased by the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).
     The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. A positive balance in a Member’s Capital Account, after giving effect to the adjustments described above in clauses (i) and (ii), is referred to in this Agreement as an “Adjusted Capital Account Balance.”
     “Adjustment Date” means, with respect to any Capital Contribution, the close of business on the Business Day last preceding the date of the Capital Contribution, provided, that if such Capital Contribution is being made by the Managing Member in respect of the proceeds from the issuance of REIT Shares (or the issuance of the Managing Member’s securities exercisable for, convertible into or exchangeable for REIT Shares), then the Adjustment Date shall be as of the close of business on the Business Day last preceding the date of the issuance of such securities.
     “Advisor” means Carey Asset Management Corp., a Delaware corporation.

     “Advisory Agreement” means that certain Advisory Agreement between the Advisor and the Managing Member entered into contemporaneously with this Agreement, as the same may be amended from time to time.
     “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     “Agreed Value” means (i) in the case of any Contributed Property set forth in Exhibit A and as of the Adjustment Date, the Agreed Value of such property as set forth in Exhibit A; (ii) in the case of any Contributed Property not set forth in Exhibit A and as of the Adjustment Date, the fair market value of such property or other consideration as determined by the Managing Member, reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed; and (iii) in the case of any property distributed to a Member by the Company, the fair market value of such property as determined by the Managing Member at the time such property is distributed, reduced by any liabilities either assumed by such Member upon such distribution or to which such property is subject at the time of the distribution as determined under Section 752 of the Code and the Regulations thereunder.
     “Agreement” means this Operating Agreement of the Company, as it may be amended, modified, supplemented or restated from time to time.
     “Appraisal” means with respect to any assets, the opinion of an independent third party experienced in the valuation of similar assets, selected by the Managing Member and the Special Member in good faith; such opinion may be in the form of an opinion by such independent third party that the value for such property or asset as set by the Managing Member is fair, from a financial point of view, to the Company.
     “Assignee” means a Person to whom one or more OP Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Member, and who has the rights set forth in Section 11.5.
     “Available Cash” means, with respect to any period for which such calculation is being made, the cash flow generated by Company operations and investments as determined in the reasonable discretion of the Managing Member taking into account all cash available for distribution from all sources excluding Capital Proceeds, after the payment of regular debt payments (including, without limitation, regularly scheduled payments of interest and amortization, but excluding balloon payments and early prepayment of debt principal) and Operating Expenses of the Company (as defined in the Advisory Agreement) but before the payment of distributions to Members. Notwithstanding the foregoing, the operating cash flow of any entity in which the Company owns, directly or indirectly, less than a 100% interest shall be multiplied by the percentage ownership of such entity held, directly or indirectly, by the Company.
     “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed.
     “Call Right” shall have the meaning set forth in Section 11.7.A.
     “Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:
     (a) To each Member’s Capital Account there shall be added such Member’s Capital Contributions, such Member’s share of Net Income and any items in the nature of income or gain which are specially allocated pursuant to Section 6.3, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

     (b) From each Member’s Capital Account there shall be subtracted the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member’s distributive share of Net Loss and any items in the nature of expenses or losses which are specially allocated pursuant to Section 6.3, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company (except to the extent already reflected in the amount of such Member’s Capital Contribution).
     (c) In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.
     (d) In determining the amount of any liability for purposes of subsections (a) and (b) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.
     (e) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company, the Managing Member, or the Members) are computed in order to comply with such Regulations, the Managing Member may make such modification, provided, that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article 13 of this Agreement upon the dissolution of the Company. The Managing Member also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b) or Section 1.704-2.
     “Capital Contribution” means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member (net of any liabilities assumed by the Company relating to such property and any liability to which such property is subject).
     “Capital Proceeds” means the gross receipts received by the Company from a Capital Transaction, Change of Control Event or a Listing Event (including any borrowing or other transaction entered into in connection with, or as a part of, a Capital Transaction, Change of Control Event or Listing Event), less any expenses related to the Capital Transaction, Change of Control Event or Listing Event.
     “Capital Transaction” means any transaction outside the ordinary course of the Company’s business involving the sale, exchange, other disposition, or refinancing of any Company asset.
     “Cash Amount” means, with respect to any OP Units subject to a Redemption, an amount of cash equal to the Deemed Company Interest Value attributable to such OP Units.
     “Certificate” means the Certificate of Formation relating to the Company filed in the office of the Secretary of the State of the State of Delaware, as amended from time to time in accordance with the terms hereof and the Act.
     “Change of Control” shall be deemed to have occurred at such time as (i) the date a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than fifty percent (50%) of the total voting power of the total voting stock of the

Managing Member; (ii) the date the Managing Member sells, transfers or otherwise disposes of all or substantially all of its assets; or (iii) the date of the consummation of a merger or share exchange of the Managing Member with another entity where the Managing Member’s stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing fifty percent (50%) or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the board of directors of the Managing Member immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange.
     “Change of Control Event” means (i) the date on which another Person acquires more than fifty percent (50%) of the aggregate ordinary voting power represented by the equity securities of the Managing Member by purchase or by merger provided, that the indirect ownership of the Managing Member immediately after the acquisition differs from the direct ownership of the Managing Member immediately before the acquisition by more than a de minimis amount; or (ii) the date on which the Managing Member merges with another Person provided, that the ownership of the entity surviving the merger immediately after the merger differs from the ownership of the Managing Member immediately before the merger by more than a de minimis amount.
     “Charter” means the Articles of Incorporation of the Managing Member filed with the State Department of Assessments and Taxation of Maryland, as amended or restated from time to time.
     “Code” means the Internal Revenue Code of 1986, as amended from time to time or any successor statute thereto. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.
     “Company” means the limited liability company formed under the Act and pursuant to this Agreement, and any successor thereto.
     “Company Interest” means, an ownership interest in the Company of either a Member, the Special Member, or the Managing Member and includes any and all benefits to which the holder of such a Company Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. There may be one or more classes or series of Company Interests as provided in Section 4.3. Except as otherwise provided for in this Agreement, a Company Interest may be expressed as a number of OP Units. Unless otherwise expressly provided for in this Agreement or by the Managing Member at the time of the original issuance of any Company Interests, all Company Interests (whether of a Member, a Special Member or a Managing Member) shall be of the same class or series.
     “Company Minimum Gain” shall have the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for a Company Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).
     “Company Record Date” means the record date established by the Managing Member for the distribution of Available Cash pursuant to Section 5.1.A which record date shall be the same as the record date established by the Managing Member for a distribution to its stockholders of some or all of its portion of such distribution.
     “Company Year” means the fiscal year of the Company, which shall be the calendar year.
     “Consent” means the consent to, approval of, or vote on a proposed action by a Member given in accordance with Article 14.

     “Consent of the Members” means the Consent of a Majority in Interest of the Members, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and may be given or withheld by a Majority in Interest of the Members, unless otherwise expressly provided herein, in their sole and absolute discretion.
     “Consent of the Members” means the Consent of Members holding Percentage Interests that in the aggregate are equal to or greater than fifty percent (50%) of the aggregate Percentage Interests of all Members, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and may be given or withheld by such Members, in their sole and absolute discretion.
     “Constructively Own” means ownership under the constructive ownership rules described in the Charter.
     “Contributed Property” means each property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Company.
     “Debt” means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds, guarantees and other similar instruments guaranteeing payment or other performance of obligations by such Person; (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof; and (iv) lease obligations of such Person which, in accordance with generally accepted accounting principles, should be capitalized.
     “Deemed Company Interest Value” means, as of any date with respect to any class of Company Interests, the Deemed Value of the Company Interests attributable to such class multiplied by the Member’s relative Percentage Interest of such class.
     “Deemed Value of the OP Units” means, as of any date with respect to any class or series of Company Interests, (i) the total number of OP Units of the Managing Member issued and outstanding as of the close of business on such date multiplied by the Fair Market Value determined as of such date of a share of common stock of the Managing Member which corresponds to such Company Interest, as adjusted (x) pursuant to Section 7.5 (in the event the Managing Member acquires material assets, other than on behalf of the Company) and (y) for stock dividends and distributions, stock splits and subdivisions, reverse stock splits and combinations, distribution of warrants or options and distributions of evidences of indebtedness or assets not received by the Managing Member pursuant to a pro rata distribution by the Company; (ii) divided by the Percentage Interest of the Managing Member on such date; provided, that if no outstanding shares of capital stock of the Managing Member correspond to a class or series of Company Interests, the Deemed Value of the Company Interests with respect to such class or series shall be equal to an amount reasonably determined by the Managing Member.
     “Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder and any successor statute thereto.
     “Extraordinary Transaction” shall have the meaning set forth in Section 11.2.A.
     “Fair Market Value” means, with respect to any share of capital stock of the Managing Member, (i) if such shares are listed or admitted to trading on any securities exchange or automated quotation system, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the date with respect to which “Fair Market Value” must be determined hereunder or, if such date is not a Business Day, the immediately preceding Business Day, using as the market price for each such trading day the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, or (ii) if such shares are not listed or admitted to trading on any securities exchange or automated quotation system, the price at which such shares are then being offered to the public pursuant to any public offering of the Managing Member or pursuant to its distribution reinvestment plan (before giving effect to any discounts in effect and made available to participants in such plan); provided, that if there is no ongoing public offering or if the Managing Member is not then offering its shares pursuant to a distribution reinvestment plan, the Fair Market Value of such shares shall be determined by the Managing Member acting in good faith on the basis of the most recent, publicly reported net asset value of the Managing Member and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Shares Amount for such shares includes rights that a holder of such shares would be entitled to receive, then the Fair Market Value of such rights shall be determined by the Managing Member acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate; and provided further, that in connection with determining the Deemed Value of the Company Interests for purposes of determining the number of additional OP Units issuable upon a Capital Contribution funded by an underwritten public offering of shares of capital stock of the Managing Member, the Fair Market Value of such shares shall be the public offering price per share of such class of capital stock sold. Notwithstanding the foregoing, the Managing Member in its reasonable discretion may use a different “Fair Market Value” for purposes of making the determinations under subparagraph (b) of the definition of “Gross Asset Value” and Section 4.3.D in connection with the contribution of Property or cash to the Company by a third party, provided such value shall be based upon the value per REIT Share (or per OP Unit) agreed upon by the Managing Member and such third party for purposes of such contribution.
     “GP Put Right” shall have the meaning set forth in Section 11.8.
     “Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:
     (a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managing Member (as set forth on Exhibit A attached hereto, as such Exhibit may be amended from time to time); provided, that if the contributing Member is the Managing Member, then, except with respect to the Managing Member’s initial Capital Contribution which shall be determined as set forth on Exhibit A, the determination of the fair market value of the contributed asset shall be determined (i) by the price paid by the Managing Member if the asset is acquired by the Managing Member contemporaneously with its contribution to the Company, (ii) by Appraisal, if otherwise acquired by the Managing Member, (iii) by the amount of cash if the asset is cash, and (iv) as reasonably determined by the Managing Member if the asset is REIT Shares or other shares of capital stock of the Managing Member.
     (b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member using such reasonable method of valuation as it may adopt, provided, however, that for such purpose, the net value of all of the Company assets, in the aggregate, shall be equal to the Deemed Value of the Company Interests of all classes of Company Interests then outstanding, regardless of the method of valuation adopted by the Managing Member, immediately prior to the times listed below:

(i)	the acquisition of an additional interest in the Company by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii)	the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)	the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)	at such other times as the Managing Member shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2; and

(v)	in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member.
     (c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the distributee and the Managing Member, or if the distributee and the Managing Member cannot agree on such a determination, by Appraisal.
     (d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Managing Member reasonably determines that an adjustment pursuant to subparagraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).
     (e) If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subparagraph (a), (b) or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.
     “Immediate Family” means, with respect to any natural Person, such natural Person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such Person or such Person’s spouse or former spouse, parents, parents-in-law, children, siblings or grandchildren.
     “Incapacity” or “Incapacitated” means, (i) as to any individual Member, death, total physical disability or entry by a court of competent jurisdiction adjudicating him or her incompetent to manage his or her Person or his or her estate; (ii) as to any corporation which is a Member, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any Company which is a Member, the dissolution and commencement of winding up of the Company; (iv) as to any estate which is a Member, the distribution by the fiduciary of the estate’s entire interest in the Company; (v) as to any trustee of a trust which is a Member, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Member, the bankruptcy of such Member. For purposes of this definition, bankruptcy of a Member shall be deemed to have occurred when (a) the Member commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Member is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Member, (c) the Member executes and delivers a general assignment for the benefit of the Member’s creditors, (d) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of the nature described in clause (b) above, (e) the Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Member or for all or any substantial part of the Member’s properties, (f) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Member’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment, or (h) an appointment referred to in clause (g) is not vacated within ninety (90) days after the expiration of any such stay.
     “Indemnitee” means (i) any Person subject to a claim or demand or made or threatened to be made a party to, or involved or threatened to be involved in, an action, suit or proceeding by reason of his or her status as (A) the Managing Member or (B) a director, officer or employee of the Company or the Managing Member, and (ii) such other Persons (including Affiliates of the Managing Member or the Company) as the Managing Member may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.
     “Investments” means investments made by the Company, directly or indirectly, in a Property, Loan or Other Permitted Investment Asset.
     “IRS” means the United States Internal Revenue Service.
     “Liquidating Event” shall have the meaning set forth in Section 13.1.
     “Liquidator” shall have the meaning set forth in Section 13.2.A.
     “Listing Event” means the date on which the Managing Member’s common equity securities are first listed on a securities exchange or admitted for trading in an automated quotation system.
     “Listed Market Value” means the average closing price of the common equity securities of the Managing Member as reported by the primary securities exchange or automated quotations system in which such securities are then listed or admitted to trading for the thirty (30) trading days beginning with the first trading day after the one hundred and eightieth (180th) day after such securities are first listed or admitted to trading; provided, however, that if no sales take place on any of such thirty (30) days, the average of the closing bid and asked prices on such day shall be used.
     “Loan” means any note and other evidence of indebtedness or obligation acquired, originated or entered into, directly or indirectly, by the Company as lender, noteholder, participant, note purchaser or other capacity, including but not limited to a first or subordinate mortgage loan, construction loan, development loan, loan participation, B note, loan secured by capital stock or any other assets or form of equity interest and any other type of loan or financial arrangement, such as providing or arranging for a letter of credit, providing a guarantee of obligations to third parties, or providing a commitment for loans. Loan shall not include any leases which are not recognized as leases for federal income tax reporting purposes.
     “Majority in Interest of the Members” means Members holding in the aggregate Percentage Interests that are greater than fifty percent (50%) of the aggregate Percentage Interests of all Members.
     “Managing Member Interest” means a Company Interest held by the Managing Member. A Managing Member Interest may be expressed as a number of OP Units.
     “Managing Member Net Current Investment” means the Managing Member’s total Capital Contributions then paid to the Company, plus the amount of any Company liabilities assumed by the Managing Member (or which are secured by Company property distributed to the Managing Member), less

(i) the amount of any liabilities of the Managing Member assumed by the Company (or which are secured by property contributed by the Managing Member to the Company), (ii) all amounts actually distributed to the Managing Member pursuant to Section 5.1.B(2), and (iii) all amounts representing a return of capital to the Managing Member, including, but not limited to, the portion of any redemption proceeds distributed to the Managing Member pursuant to Section 11.8 which represents a return of capital to the Managing Member.
     “Managing Member Priority Return” means an amount equal to six percent (6%) per annum of the annual average balance of the Managing Member Net Current Investment computed on a daily basis, payable to the Managing Member annually on a cumulative basis.
     “Managing Member Unpaid Priority Return” means the excess, if any, of the Managing Member Priority Return over all amounts previously paid to the Managing Member under Section 5.1.A, or paid in respect of the Managing Member Priority Return under Section 5.1.B(1) as of the time in question.
     “Member” means a Managing Member, a Special Member, or a Member, and “Members” means the Managing Member, the Special Member and the Members.
     “Member Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt was treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).
     “Member Nonrecourse Debt” shall have the meaning set forth in Regulations Section 1.704-2(b)(4).
     “Member Nonrecourse Deductions” shall have the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Company Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).
     “Member” means any Person named as a Member in Exhibit A attached hereto, as such Exhibit may be amended from time to time, or any Substituted Member or Additional Member, in such Person’s capacity as a Member in the Company.
     “Member Interest” means a Company Interest of a Member representing a fractional part of the Company Interests of all Members and includes any and all benefits to which the holder of such a Company Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Member Interest may be expressed as a number of OP Units.
     “Net Income” or “Net Loss” means for each fiscal year of the Company, an amount equal to the Company’s taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:
     (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be added to such taxable income or loss;
     (b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be subtracted from such taxable income or loss;
     (c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or subparagraph (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

     (d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;
     (e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year;
     (f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss; and
     (g) Notwithstanding any other provision of this definition of Net Income or Net Loss, any items which are specially allocated pursuant to Section 6.3 shall not be taken into account in computing Net Income or Net Loss. The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 6.3 shall be determined by applying rules analogous to those set forth in this definition of Net Income or Net Loss.
     “Net Income from a Capital Transaction” means that portion of Net Income attributable to a Capital Transaction.
     “Net Loss from a Capital Transaction” means that portion of Net Loss attributable to a Capital Transaction.
     “New Securities” means (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase REIT Shares or other shares of common stock of the Managing Member, or (ii) any Debt issued by the Managing Member that provides any of the rights described in clause (i).
     “Nonrecourse Deductions” shall have the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Company Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).
     “Nonrecourse Liability” shall have the meaning set forth in Regulations Section 1.752-1(a)(2).
     “Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit B to this Agreement.
     “OP Unit” means a fractional share of the Company Interests of all Members issued pursuant to Article 4.
     “Other Permitted Investment Asset” means assets, other than cash, cash equivalents, short term bonds, auction rate securities and similar short term investments, acquired by the Company for investment purposes that is not a Loan or a Property and is consistent with the investment objectives and policies of the Company.
     “Percentage Interest” means, as to a Member holding a class or series of Company Interests, its interest as determined, as of the first day of each Company Year, by dividing such Member’s Adjusted Capital Account Balance by aggregate Adjusted Capital Account Balances of all Members. For purposes of the preceding sentence, the Adjusted Capital Account Balances of the Members shall be determined after giving effect to all allocations of Net Income and Net Loss for all preceding Company Years, including allocations of Net Income and Net Loss resulting from adjustments to the Gross Asset Value of the Company’s assets pursuant to the definition of Gross Asset Value.
     “Person” means an individual, corporation, Company, limited liability company, trust, unincorporated organization, association or other entity.
     “Plan Asset Regulation” means the regulations promulgated by the United States Department of Labor in Title 29, Code of Federal Regulations, Part 2510, Section 101.3, and any successor regulations thereto.
     “Pledge” shall have the meaning set forth in Section 11.3.A.
     “Property” or “Properties” means a partial or entire interest in real property (including leasehold interests) and personal or mixed property connected therewith. An Investment which obligates the Company to acquire a Property will be treated as a Property for purposes of this Agreement.
     “Qualified REIT Subsidiary” means any Subsidiary of the Managing Member that is a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.
     “Qualified Transferee” means an “Accredited Investor” as such term is defined in Rule 501 promulgated under the Securities Act.
     “Redemption” shall have the meaning set forth in Section 8.6.A.
     “Regulations” means the Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
     “Regulatory Allocations” shall have the meaning set forth in Section 6.3.
     “REIT” means a real estate investment trust, as defined under Sections 856 through 860 of the Code.
     “REIT Requirements” shall have the meaning set forth in Section 5.1.
     “REIT Share” means a share of common stock, par value $0.001 per share, of the Managing Member.
     “REIT Shares Amount” means, as of any date, an aggregate number of REIT Shares equal to the number of Tendered Units, as adjusted (x) pursuant to Section 7.5 (in the event the Managing Member acquires material assets, other than on behalf of the Company) and (y) for stock dividends and distributions, stock splits and subdivisions, reverse stock splits and combinations, distributions of rights, warrants or options, and distributions of evidences of indebtedness or assets relating to assets not received by the Managing Member pursuant to a pro rata distribution by the Company.
     “Safe Harbors” shall have the meaning set forth in Section 11.6.F.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder and any successor statute thereto.
     “Special Member Interest” means a Company Interest held by the Special Member. A Special Member Interest may be expressed as a number of OP Units, but only to the extent that the Special Member makes Capital Contributions to the Company.
     “Specified Redemption Date” means the day of receipt by the Managing Member of a Notice of Redemption.

          “Subsidiary” means, with respect to any Person, any corporation, Company, limited liability company, joint venture or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.
          “Subsidiary Company” means any Company or limited liability company that is a Subsidiary of the Company.
          “Substituted Member” means a Person who is admitted as a Member to the Company pursuant to Section 11.4.
          “Tax Items” shall have the meaning set forth in Section 6.4.A.
          “Tenant” means any tenant from which the Managing Member derives rent either directly or indirectly through Companys, including the Company, or Qualified REIT Subsidiaries.
          “Tendered Units” shall have the meaning set forth in Section 8.6.A.
          “Tendering Member” shall have the meaning set forth in Section 8.6.A.
          “Trigger Event” shall have the meaning set forth in Section 11.7.B.
ARTICLE 2.
ORGANIZATIONAL MATTERS
Section 2.1 Organization
          The Company is a limited liability company formed pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act. The Company Interest of each Member shall be personal property for all purposes.
Section 2.2 Name
          The name of the Company is CPA 16 LLC. The Company’s business may be conducted under any other name or names deemed advisable by the Managing Member, including the name of the Managing Member or any Affiliate thereof. The words “Limited Liability Company,” “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The Managing Member in its sole and absolute discretion may change the name of the Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.
Section 2.3 Registered Office and Agent; Principal Office
          The name and address of the registered office and registered agent of the Company is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The principal office of the Company is located at 50 Rockefeller Plaza, New York, New York 10020, or such other place as the Managing Member may from time to time designate by notice to the other Members. The Company may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member deems advisable.
Section 2.4 Power of Attorney
     A. Each Member and each Assignee constitutes and appoints the Managing Member, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

          (1) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the Managing Member or the Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Company as a limited liability company (or an entity in which the Members have limited liability) in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (b) all instruments that the Managing Member or any Liquidator deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the Managing Member or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or other events described in, Articles 11, 12 or 13 or the Capital Contribution of any Member; and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Company Interests; and
          (2) execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the Managing Member or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole discretion of the Managing Member or any Liquidator, to effectuate the terms or intent of this Agreement. Nothing contained herein shall be construed as authorizing the Managing Member or any Liquidator to amend this Agreement except in accordance with Article 14 or as may be otherwise expressly provided for in this Agreement.
     B. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Members will be relying upon the power of the Managing Member and any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and it shall survive and not be affected by the subsequent Incapacity of any Member or Assignee and the transfer of all or any portion of such Member’s or Assignee’s OP Units and shall extend to such Member’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Member or Assignee hereby agrees to be bound by any representation made by the Managing Member or any Liquidator, acting in good faith pursuant to such power of attorney; and each such Member or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Member or any Liquidator, taken in good faith under such power of attorney. Each Member or Assignee shall execute and deliver to the Managing Member or any Liquidator, within fifteen (15) days after receipt of the Managing Member’s or Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the Managing Member or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Company.
Section 2.5 Term
          The term of the Company commenced on the date of its formation and the Company shall have a perpetual existence unless it is dissolved pursuant to the provisions of Article 13 or as otherwise provided by law.
ARTICLE 3.
PURPOSE
Section 3.1 Purpose and Business
          The purpose and nature of the business to be conducted by the Company is to (i) conduct any business that may be lawfully conducted by a limited Company organized pursuant to the Act, (ii) enter into any Company, joint venture or other similar arrangement to engage in any business described in the foregoing clause (i) or to own interests in any entity engaged, directly or indirectly, in any such business and (iii) do anything necessary or incidental to the foregoing, provided, however, that such business shall be limited to and conducted in such a manner as to permit the Managing Member at all times to be classified as a REIT for federal income tax purposes, unless the Managing Member ceases to qualify as a REIT for reasons other than the conduct of the business of the Company. In connection with the foregoing, and without limiting the Managing Member’s right in its sole discretion to cease qualifying as a REIT, the Members acknowledge that the Managing Member’s current status as a REIT inures to the benefit of all the Members and not solely the Managing Member. Without limiting the generality of the foregoing, it is understood that the Company will hold lodging and lodging-related properties and will generally lease such properties to one or more “taxable REIT subsidiaries” (or to subsidiary entities of such taxable REIT subsidiaries) within the meaning of Code Section 856(l).
Section 3.2 Powers
          The Company is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Company, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, notwithstanding anything to the contrary in this Agreement, the Company shall not take, or refrain from taking, any action which, in the judgment of the Managing Member, in its sole and absolute discretion, (i) could adversely affect the ability of the Managing Member to continue to qualify as a REIT, (ii) absent the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion, could subject the Managing Member to any taxes under Section 857 or Section 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the Managing Member or its securities, unless any such action (or inaction) under the foregoing clauses (i), (ii) or (iii) shall have been specifically consented to by the Managing Member in writing.
Section 3.3 Company Only for Purposes Specified
          The Company shall be a limited liability company only for the purposes specified in Section 3.1, and this Agreement shall not be deemed to create a partnership among the Members with respect to any activities whatsoever other than the activities within the purposes of the Company as specified in Section 3.1. Except as otherwise provided in this Agreement, no Member shall have any authority to act for, bind, commit or assume any obligation or responsibility on behalf of the Company, its properties or any other Member. No Member, in its capacity as a Member under this Agreement, shall be responsible or liable for any indebtedness or obligation of another Member, nor shall the Company be responsible or liable for any indebtedness or obligation of any Member, incurred either before or after the execution and delivery of this Agreement by such Member, except as to those responsibilities, liabilities, indebtedness or obligations incurred pursuant to and as limited by the terms of this Agreement and the Act.
Section 3.4 Representations and Warranties by the Parties
     A. Each Member that is an individual represents and warrants to each other Member that (i) such Member has the legal capacity to enter into this Agreement and perform such Member’s obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by such Member will not result in a breach or violation of, or a default under, any agreement by which such Member or any of such Member’s property is or are bound, or any statute, regulation, order or other law to which such Member is subject, (iii) such Member is a “United States person” within the meaning of Section 7701(a)(30) of the Code, and (iv) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms.
     B. Each Member that is not an individual represents and warrants to each other Member that (i) its execution and delivery of this Agreement and all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including without limitation, that of its Managing Member(s), committee(s), trustee(s), beneficiaries, directors and/or stockholder(s), as the case may be, as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its certificate of limited Company, Company agreement, trust agreement, limited liability company operating agreement, charter or bylaws, as the case may be, any agreement by which such Member or any of such Member’s properties or any of its Members, beneficiaries, trustees or stockholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Member or any of such Member’s properties or any of its Members, trustees, beneficiaries or stockholders, as the case may be, is or are subject, (iii) such Member is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (iv) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms.
     C. Each Member represents, warrants, and agrees that it has acquired and continues to hold its interest in the Company for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Member further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds it has invested in the Company in what it understands to be a highly speculative and illiquid investment. Each Member represents, warrants and agrees that such Member is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act).
     D. Each Member acknowledges that (i) the OP Units (and any REIT Shares that might be exchanged therefor) have not been registered under the Securities Act and may not be transferred unless they are subsequently registered under the Securities Act or an exemption from such registration is available (it being understood that the Company has no intention of so registering the OP Units), (ii) a restrictive legend in the form set forth in Exhibit C shall be placed on the certificates representing the OP Units, and (iii) a notation shall be made in the appropriate records of the Company indicating that the OP Units are subject to restrictions on transfer.
     E. Each Member further represents, warrants, covenants and agrees as follows:
          (1) Except as provided in Exhibit D, at any time such Member actually or Constructively Owns a twenty-five percent (25%) or greater capital interest or profits interest in the Company, it does not and will not, without the prior written consent of the Managing Member, actually own or Constructively Own (a) with respect to any Tenant that is a corporation, any stock of such Tenant, and (b) with respect to any Tenant that is not a corporation, any interests in either the assets or net profits of such Tenant.
          (2) Except as provided in Exhibit E, at any time such Member actually or Constructively Owns a twenty-five percent (25%) or greater capital interest or profits interest in the Company, it does not, and agrees that it will not without the prior written consent of the Managing Member, actually own or Constructively Own, any stock in the Managing Member, other than any REIT Shares or other shares of capital stock of the Managing Member such Member may acquire as a result of an exchange of Tendered Units pursuant to Section 8.6, subject to the ownership limitations set forth in the Managing Member’s Charter.
          (3) Upon request of the Managing Member, it will disclose to the Managing Member the amount of REIT Shares or other shares of capital stock of the Managing Member that it actually owns or Constructively Owns.
          (4) It understands that if, for any reason, (a) the representations, warranties or agreements set forth in E(1) or (2) above are violated, or (b) the Company’s actual or Constructive Ownership of REIT Shares or other shares of capital stock of the Managing Member violates the limitations set forth in the Charter, then (x) some or all of the Redemption rights of the Members may become non-exercisable, and (y) some or all of the REIT Shares owned by the Members may be automatically transferred to a trust for the benefit of a charitable beneficiary, as provided in the Charter.

          (5) Without the consent of the Managing Member, which may be given or withheld in its sole discretion, no Member shall take any action that would cause the Company at any time to have more than one hundred (100) Members (including as Members those persons indirectly owning an interest in the Company through a Company, limited liability company, S corporation or grantor trust (such entity, a “flow through entity”), but only if substantially all of the value of such person’s interest in the flow through entity is attributable to the flow through entity’s interest (direct or indirect) in the Company).
     F. The representations and warranties contained in this Section 3.4 shall survive the execution and delivery of this Agreement by each Member and the dissolution and winding-up of the Company.
     G. Each Member hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Company or the Managing Member have been made by any Member or any employee or representative or Affiliate of any Member, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, which may have been in any manner submitted to such Member shall not constitute any representation or warranty of any kind or nature, express or implied.
Section 3.5 Certain ERISA Matters
          Each Member acknowledges that the Company is intended to qualify as a “real estate operating company” (as such term is defined in the Plan Asset Regulation). The Managing Member may structure investments in, relationships with and conduct with respect to Investments and any other assets of the Company so that the Company will be a “real estate operating company” (as such term is defined in the Plan Asset Regulation).
ARTICLE 4.
CAPITAL CONTRIBUTIONS
Section 4.1 Capital Contributions of the Members
          At the time of their respective execution of this Agreement, the Members shall make or shall have made Capital Contributions as set forth in Exhibit A to this Agreement. The Members shall own OP Units of the class or series and in the amounts set forth in Exhibit A and shall have a Percentage Interest in the Company as set forth in Exhibit A, which Percentage Interest shall be adjusted in Exhibit A from time to time by the Managing Member to the extent necessary to reflect accurately exchanges, redemptions, Capital Contributions, the issuance of additional OP Units or similar events having an effect on a Member’s Percentage Interest. Except as required by law, as otherwise provided in Sections 4.3, 4.4 and 10.5, or as otherwise agreed to by a Member and the Company, no Member shall be required or permitted to make any additional Capital Contributions or loans to the Company.
Section 4.2 Loans by Third Parties
          Subject to Section 4.3, the Company may incur Debt, or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any further acquisition of Investments) with any Person that is not the Managing Member upon such terms as the Managing Member determines appropriate; provided, that the Company shall not incur any Debt that is recourse to the Managing Member, except to the extent otherwise agreed to by the Managing Member in its sole discretion.
Section 4.3 Additional Funding and Capital Contributions
     A. General. The Managing Member may, at any time and from time to time determine that the Company requires additional funds (“Additional Funds”) for the acquisition of additional Investments or for such other Company purposes as the Managing Member may determine. Additional Funds may be raised by the Company, at the election of the Managing Member, in any manner provided in, and in accordance with, the terms of this Section 4.3. No Person shall have any preemptive, preferential or similar right or rights to subscribe for or acquire any Company Interest, except as set forth in this Section 4.3.
     B. Issuance of Additional Company Interests. The Managing Member, in its sole and absolute discretion, may raise all or any portion of the Additional Funds by accepting additional Capital Contributions of cash. The Managing Member may also accept additional Capital Contributions of real property or any other non-cash assets. In connection with any such additional Capital Contributions (of cash or property), the Managing Member is hereby authorized to cause the Company from time to time to issue to Members (including the Managing Member) or other Persons additional OP Units or other Company Interests in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers, and duties, including rights, powers, and duties senior to then existing Member Interests, all as shall be determined by the Managing Member in its sole and absolute discretion subject to Delaware law, and as set forth by amendment to this Agreement, including without limitation, (i) the allocations of items of Company income, gain, loss, deduction, and credit to such class or series of Company Interests; (ii) the right of each such class or series of Company Interests to share in Company distributions; (iii) the rights of each such class or series of Company Interests upon dissolution and liquidation of the Company; and (iv) the right to vote, including, without limitation, the Member approval rights set forth in Section 11.2.A; provided, that no such additional OP Units or other Company Interests shall be issued to the Managing Member unless either (a) (1) the additional Company Interests are issued in connection with the grant, award, or issuance of shares of the Managing Member pursuant to Section 4.3.C below, which shares have designations, preferences, and other rights (except voting rights) such that the economic interests attributable to such shares are substantially similar to the designations, preferences and other rights of the additional Company Interests issued to the Managing Member in accordance with this Section 4.3.B, and (2) the Managing Member shall make a Capital Contribution to the Company in an amount equal to the net proceeds raised in connection with such issuance, or (b) the additional Company Interests are issued to all Members holding Company Interests in the same class in proportion to their respective Percentage Interests in such class. The Managing Member’s determination that consideration is adequate shall be conclusive insofar as the adequacy of consideration relates to whether the Company Interests are validly issued and paid. In the event that the Company issues additional Company Interests pursuant to this Section 4.3.B, the Managing Member shall make such revisions to this Agreement (including but not limited to the revisions described in Section 5.4 and Section 8.6) as it determines are necessary to reflect the issuance of such additional Company Interests. Without limiting the foregoing, the Managing Member is expressly authorized to cause the Company to issue OP Units for less than fair market value, so long as the Managing Member concludes in good faith that such issuance of Company Interests is in the best interests of the Company.
     C. Issuance of REIT Shares or Other Securities by the Managing Member. The Managing Member shall not issue any additional REIT Shares, other shares of capital stock of the Managing Member or New Securities (other than REIT Shares issued pursuant to Section 8.6 or such shares, stock or securities pursuant to a dividend or distribution (including any stock split) to all of its stockholders or all of its stockholders who hold a particular class of stock of the Managing Member) unless (i) the Managing Member shall cause the Company to issue to the Managing Member, Company Interests or rights, options, warrants or convertible or exchangeable securities of the Company having designations, preferences and other rights, all such that the economic interests thereof are substantially similar to those of the REIT Shares, other shares of capital stock of the Managing Member or New Securities issued by the Managing Member and (ii) the Managing Member shall make a Capital Contribution of the net proceeds from the issuance of such additional REIT Shares, other shares of capital stock or New Securities, as the case may be, and from the exercise of the rights contained in such additional New Securities, as the case may be. Without limiting the foregoing, the Managing Member is expressly authorized to issue REIT Shares, other shares of capital stock of the Managing Member or New Securities for no tangible value or for less than fair market value, and the Managing Member is expressly authorized to cause the Company to issue to the Managing Member corresponding Company Interests, so long as (x) the Managing Member concludes in good faith that such issuance of Company Interests is in the interests of the Company; and (y) the Managing Member contributes all proceeds, if any, from such issuance and exercise to the Company. In connection with the Managing Member’s initial offering of REIT Shares, any other issuance of REIT Shares, other capital stock of the Managing Member or New Securities, the Managing Member shall contribute to the Company, any net proceeds raised in connection with such issuance; provided, that the Managing Member may use a portion of the net proceeds from any offering to acquire OP Units or other assets (provided such other assets are contributed to the Company pursuant to the terms of this Agreement; and provided further, that if the net proceeds actually received by the Managing Member are less than the gross proceeds of such issuance as a result of any underwriter’s discount or other expenses paid or incurred in connection with such issuance then, except to the extent such net proceeds are used to acquire OP Units, the Managing Member shall be deemed to have made a Capital Contribution to the Company in the amount equal to the sum of the net proceeds of such issuance plus the amount of such underwriter’s discount and other expenses paid by the Managing Member (which discount and expense shall be treated as an expense for the benefit of the Company for purposes of Section 7.4)).
     D. Percentage Interest Adjustments in the Case of Capital Contributions for OP Units. Upon the acceptance of additional Capital Contributions in exchange for OP Units, the Percentage Interest in such OP Units shall be equal to a fraction, the numerator of which is equal to the amount of cash and the Agreed Value of the Property contributed as of the Adjustment Date and the denominator of which is equal to the sum of (i) the Deemed Value of the Company Interests of such class or series (computed as of the Business Day immediately preceding the Adjustment Date) and (ii) the aggregate Agreed Value of additional Capital Contributions contributed by all Members and/or third parties to the Company on such Adjustment Date in such class or series of Company Interests. The Percentage Interest of each other Member holding Company Interests of such class or series not making a full pro rata Capital Contribution shall be adjusted to equal a fraction, the numerator of which is equal to the sum of (i) the Deemed Company Interest Value of such Member in respect of such class or series (computed as of the Business Day immediately preceding the Adjustment Date) and (ii) the Agreed Value of additional Capital Contributions, if any, made by such Member to the Company in such class or series of Company Interests as of such Adjustment Date, and the denominator of which is equal to the sum of (i) the Deemed Value of the Company Interests of such class or series (computed as of the Business Day immediately preceding the Adjustment Date), plus (ii) the aggregate Agreed Value of additional Capital Contributions contributed by all Members and/or third parties to the Company on such Adjustment Date in such class or series. Provided, however, solely for purposes of calculating a Member’s Percentage Interest pursuant to this Section 4.3.D, (i) in the case of cash Capital Contributions by the Managing Member funded by an offering of REIT Shares or other shares of capital stock of the Managing Member and (ii) in the case of the contribution of properties by the Managing Member which were acquired by the Managing Member in exchange for REIT Shares or other shares of capital stock of the Managing Member immediately prior to such contribution, the Managing Member shall be issued a number of OP Units equal and corresponding to the number of such shares issued by the Managing Member in exchange for such cash or Investments, the OP Units held by the other Members shall not be adjusted, and the Members’ Percentage Interests shall be adjusted accordingly. The Managing Member shall promptly give each Member written notice of its Percentage Interest, as adjusted.
     E. Reinvestment of Special Member Distributions. The Special Member, in its sole and absolute discretion, may elect, on an annual basis, to reinvest all, or any portion, of the distributions of Available Cash and Capital Proceeds it receives under Section 5.1 in the Company in exchange for the issuance of OP Units. If the Special Member elects to reinvest any portion of Available Cash and Capital Proceeds distributed to the Special Member under this Agreement, the Special Member shall be treated no differently than any Member making a Capital Contribution to the Company under Section 4.3.
Section 4.4 Other Contribution Provisions
          With the consent of the Managing Member, in its sole discretion, one or more Members may enter into agreements with the Company, in the form of a guarantee or contribution agreement, which have the effect of providing a guarantee of certain obligations of the Company.
Section 4.5 No Preemptive Rights
          Except to the extent expressly granted by the Company pursuant to another agreement, no Person shall have any preemptive, preferential or other similar right with respect to (i) providing funds to the Company or (ii) issuance or sale of any OP Units or other Company Interests.

Section 4.6 No Interest; No Return
          No Member shall be entitled to interest on its Capital Contribution or on such Member’s Capital Account. Except as provided herein or by law, no Member shall have any right to demand or receive the return of its Capital Contribution from the Company.
Section 4.7 Profits Interest of Special Member
          To the extent that the Special Member receives a Company Interest with a disproportionate interest in Company Net Income or Net Loss, such Company Interest shall be treated as a “profits interest” received for services rendered, or to be rendered, within the meaning of IRS Rev. Proc. 93-27, 1993-2 C.B. 343.
ARTICLE 5.
DISTRIBUTIONS
Section 5.1 Requirement and Characterization of Distributions
          The Managing Member shall cause the Company to distribute at least quarterly all, or such portion as the Managing Member may in its discretion determine, Available Cash and Capital Proceeds generated by the Company to the Members who are Members on the applicable Company Record Date with respect to such distribution, in the following order and priority:
     A. Available Cash. Available Cash shall be distributed ten percent (10%) to the Special Member and ninety percent (90%) to the Members in proportion to their respective Percentage Interests.
     B. Distribution of Capital Proceeds. Subject to Section 5.1.C, Section 5.1.D and Section 13.2, distributions of Capital Proceeds shall be made as follows:
          (1) First, Capital Proceeds shall be distributed one hundred percent (100%) to the Managing Member until the Managing Member has received distributions under this Section 5.1.B(1) equal to the Managing Member Unpaid Priority Return;
          (2) Second, Capital Proceeds shall be distributed one hundred percent (100%) to the Managing Member until the Managing Member Net Current Investment has been reduced to zero (0); and
          (3) Third, any remaining Capital Proceeds shall be distributed fifteen percent (15%) to the Special Member and eighty-five percent (85%) to the Members in proportion to their respective Percentage Interests.
     C. Distribution of Capital Proceeds — Listing Event. As soon as possible following the determination of the Listed Market Value following a Listing Event, the Managing Member shall cause the Company to make a special distribution of Capital Proceeds to the Special Member in an amount equal to the Capital Proceeds distributable solely to the Special Member under Section 5.1.B if the Company sold all of its assets on the date of the Listing Event for its Listed Market Value and distributed the net proceeds from such sale to the Members pursuant to Section 5.1.B. To avoid duplicating distributions to the Special Member, the Managing Member shall take into account distributions made to the Special Member pursuant to this Section 5.1.C in determining the appropriate amount of any subsequent distributions of Capital Proceeds to the Special Member under Section 5.1.B(3) and Section 5.1.D.
     D. Distribution of Capital Proceeds — Change of Control Event. As soon as possible following the occurrence of a Change of Control Event, the Managing Member, or its successor in interest, shall cause the Company, or its successor in interest, to make a special distribution of Capital Proceeds to the Special Member in an amount equal to the Capital Proceeds distributable solely to the Special Member under Section 5.1.B if the Company sold all of its assets for their fair value (less the amount of all indebtedness secured by such assets and less any fees payable to the Advisor under the Advisory

Agreement) immediately prior to the Change of Control Event and distributed the net proceeds from such sale to the Members pursuant to Section 5.1.B. The fair value of any Property shall be its value as determined by an Appraisal. To avoid duplicating distributions to the Special Member, the Managing Member shall take into account distributions made to the Special Member pursuant to this Section 5.1.D in determining the appropriate amount of any subsequent distributions of Capital Proceeds to the Special Member under Section 5.1.B(3) and Section 5.1.C.
Notwithstanding any other provision of this Article 5 to the contrary, the Managing Member shall take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with its qualification as a REIT, to cause the Company to distribute sufficient amounts to enable the Managing Member, for so long as the Managing Member has determined to qualify as a REIT, to pay stockholder dividends that will (a) satisfy the requirements for qualifying as a REIT under the Code and Regulations (“REIT Requirements”), and (b) except to the extent otherwise determined by the Managing Member, avoid the imposition of any federal income or excise tax liability on the Managing Member.
Section 5.2 Distributions in Kind
          Except as expressly provided herein, no right is given to any Member to demand and receive property other than cash. The Managing Member may determine, in its sole and absolute discretion, to make a distribution in-kind to the Members of Company assets, and such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with Articles 5, 6 and 10.
Section 5.3 Distributions Upon Liquidation
          Notwithstanding Section 5.1, proceeds from a Liquidating Event shall be distributed to the Members in accordance with Section 13.2.
Section 5.4 Distributions to Reflect Issuance of Additional Company Interests
          In the event that the Company issues additional Company Interests to the Managing Member, the Special Member, or any Additional Member pursuant to Section 4.3.B, 4.3.C, or 4.3E, the Managing Member shall make such revisions to this Article 5 as it determines are necessary to reflect the issuance of such additional Company Interests. In the absence of any agreement to the contrary, an Additional Member shall be entitled to the distributions set forth in Section 5.1 (without regard to this Section 5.4) with respect to the period during which the closing of its contribution to the Company occurs, multiplied by a fraction the numerator of which is the number of days from and after the date of such closing through the end of the applicable period, and the denominator of which is the total number of days in such period.
Section 5.5 Distribution Limitation
          Notwithstanding any other provision in this Article 5, the Managing Member shall have the power, in its reasonable discretion, to adjust the distributions to the Special Member to the extent necessary to avoid violations of the “2%/25% Guidelines” as described in the Advisory Agreement.
ARTICLE 6.
ALLOCATIONS
Section 6.1 Timing and Amount of Allocations of Net Income and Net Loss
          Net Income and Net Loss of the Company shall be determined and allocated with respect to each Company Year of the Company as of the end of each such year. Subject to the other provisions of this Article 6, an allocation to a Member of a share of Net Income or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Income or Net Loss.

Section 6.2 General Allocations
     A. Allocation of Net Income and Net Loss Other Than From a Capital Transaction
          (1) Net Income other than from a Capital Transaction. Except as otherwise provided in Section 6.3, Net Income other than from a Capital Transaction for any Company Year shall be allocated ten percent (10%) to the Special Member and ninety percent (90%) to the Members in proportion to their respective Percentage Interests.
          (2) Net Loss other than from a Capital Transaction. Except as otherwise provided in Section 6.3, Net Loss other than from a Capital Transaction for any Company Year shall be allocated to the Members in the following manner and order of priority:
               (a) First, to the Members, in proportion to their relative allocations of Net Income other than from a Capital Transaction pursuant to Section 6.2.A(1) until the aggregate allocations of Net Loss other than from a Capital Transaction pursuant to this Section 6.2.A(2) for all Company Years equal the aggregate allocations of Net Income other than from a Capital Transaction pursuant to Section 6.2.A(1) for all prior Company Years;
               (b) Second, to the Members in proportion to their respective Adjusted Capital Account Balances until the Adjusted Capital Account Balance of each such Member is zero (0); and
               (c) Third, to each of the Members in proportion to their respective Percentage Interests.
     B. Allocation of Net Income and Net Loss From a Capital Transaction
          (1) Net Income from a Capital Transaction. Except as otherwise provided in Section 6.2.D, Section 6.2.E and Section 6.3, Net Income from a Capital Transaction for any Company Year shall be allocated to the Members in the following manner and order of priority:
               (a) First, to the Members, in proportion to their relative allocations of Net Loss from a Capital Transaction pursuant to Section 6.2.B(2)(b) and (c) until the aggregate allocations of Net Income from a Capital Transaction pursuant to this Section 6.2.B(1)(a) for all Company Years equal the aggregate allocations of Net Loss from a Capital Transaction pursuant to Section 6.2.B(2)(b) and (c) for all prior Company Years;
               (b) Second, one hundred percent (100%) to the Managing Member until the Adjusted Capital Account Balance of the Managing Member equals the sum of the Managing Member Net Current Investment and the Managing Member Unpaid Priority Return; and
               (c) Third, fifteen percent (15%) to the Special Member and eighty-five percent (85%) to the Members in proportion to their respective Percentage Interests.
          (2) Net Loss from a Capital Transaction. Except as otherwise provided in Section 6.3, Net Loss from a Capital Transaction for any Company Year shall be allocated to the Members in the following manner and order of priority:
               (a) First, to the Members, in proportion to their relative allocations of Net Income from a Capital Transaction pursuant to Section 6.2.B(1)(c) until the aggregate allocations of Net Loss from a Capital Transaction pursuant to this Section 6.2.B(2)(a) for all Company Years equal the aggregate allocations of Net Income from a Capital Transaction pursuant to Section 6.2.B(1)(c) for all prior Company Years;
               (b) Second, to the Members in proportion to their respective Adjusted Capital Account Balances until the Adjusted Capital Account Balance of each such Member is zero (0); and

               (c) Third, to the Members in proportion to their respective Percentage Interests.
     C. Allocations to Reflect Issuance of Additional Company Interests. In the event that the Company issues additional Company Interests to the Managing Member, the Special Member, a Member or any Additional Member pursuant to Section 4.3, the Managing Member shall make such revisions to this Section 6.2 as it determines are necessary to reflect the terms of the issuance of such additional Company Interests, including making preferential allocations to certain classes of Company Interests, in accordance with any method selected by the Managing Member.
     D. Allocations Related to a Listing Event. If a Listing Event occurs, the Company shall allocate Net Income from a Capital Transaction first to the Special Member in an amount equal to the Net Income from a Capital Transaction allocable to the Special Member under Section 6.2.B(1) if the Company sold all of its assets on the date of the Listing Event for its Listed Market Value and allocated the gain from such sale to the Members pursuant to Section 6.2.B(1). To avoid duplicating allocations to the Special Member, the Managing Member shall take into account allocations made to the Special Member pursuant to this Section 6.2.D in determining the appropriate amount of any subsequent allocations of Net Income from a Capital Transaction to the Special Member under Section 6.2.B(1) and Section 6.2.E.
     E. Allocations Related to a Change of Control Event. If a Change of Control Event occurs, the Company shall allocate Net Income from a Capital Transaction first to the Special Member in an amount equal to the Net Income from a Capital Transaction allocable to the Special Member under Section 6.2.B(1) if the Company sold all of its assets on the date of the Change of Control Event for their fair value (less the amount of all indebtedness secured by such assets and less any fees payable to the Advisor under the Advisory Agreement) immediately prior to the Change of Control Event and allocated the gain from such sale to the Members pursuant to Section 6.2.B(1). To avoid duplicating allocations to the Special Member, the Managing Member shall take into account allocations made to the Special Member pursuant to this Section 6.2.E in determining the appropriate amount of any subsequent allocations of Net Income from a Capital Transaction to the Special Member under Section 6.2.B(1) and Section 6.2.D.
Section 6.3 Regulatory Allocations
     Notwithstanding the foregoing provisions of this Article 6:
          (i) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding the provisions of Section 6.2, or any other provision of this Article 6, if there is a net decrease in Company Minimum Gain during any Company Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.3(i) is intended to qualify as a “minimum gain chargeback” within the meaning of Regulation Section 1.704-2(f) which shall be controlling in the event of a conflict between such Regulation and this Section 6.3(i).
          (ii) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), and notwithstanding the provisions of Section 6.2, or any other provision of this Article 6 (except Section 6.3(i)), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This

Section 6.3(ii) is intended to qualify as a “chargeback of Member nonrecourse debt minimum gain” within the meaning of Regulation Section 1.704-2(i) which shall be controlling in the event of a conflict between such Regulation and this Section 6.3(ii).
          (iii) Nonrecourse Deductions and Member Nonrecourse Deductions. Any Nonrecourse Deductions for any Company Year shall be specially allocated to the Members in accordance with their respective Percentage Interests. Any Member Nonrecourse Deductions for any Company Year shall be specially allocated to the Member(s) who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).
          (iv) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be allocated, in accordance with Regulations Section 1.704-1(b)(2)(ii)(d), to the Member in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided, that an allocation pursuant to this Section 6.3(iv) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article 6 have been tentatively made as if this Section 6.3(iv) were not in this Agreement. It is intended that this Section 6.3(iv) qualify and be construed as a “qualified income offset” within the meaning of Regulations 1.704-1(b)(2)(ii)(d), which shall be controlling in the event of a conflict between such Regulations and this Section 6.3(iv).
          (v) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Company Year which is in excess of the sum of (1) the amount (if any) such Member is obligated to restore to the Company, and (2) the amount such Member is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided, that an allocation pursuant to this Section 6.3(v) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided in this Article 6 have been tentatively made as if this Section 6.3(v) and Section 6.3(iv) were not in this Agreement.
          (vi) Limitation on Allocation of Net Loss. To the extent any allocation of Net Loss would cause or increase an Adjusted Capital Account Deficit as to any Member, such allocation of Net Loss shall be reallocated among the other Members in accordance with their respective Percentage Interests, subject to the limitations of this Section 6.3(vi).
          (vii) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.
          (viii) Curative Allocation. The allocations set forth in Sections 6.3(i), (ii), (iii), (iv), (v), (vi), and (vii) (the “Regulatory Allocations”) are intended to comply with certain regulatory requirements, including the requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Sections 6.1 and 6.2, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. For purposes of determining a Member’s proportional share of the “excess nonrecourse liabilities” of the

Company within the meaning of Regulations Section 1.752-3(a)(3), each Member’s interest in Company profits shall be such Member’s Percentage Interest.
Section 6.4 Tax Allocations
     A. In General. Except as otherwise provided in this Section 6.4, for income tax purposes each item of income, gain, loss and deduction (collectively, “Tax Items”) shall be allocated among the Members in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Sections 6.2 and 6.3.
     B. Allocations Respecting Section 704(c) Revaluations. Notwithstanding Section 6.4.A, Tax Items with respect to Company property that is contributed to the Company by a Member with a Gross Asset Value that differs from its adjusted tax basis in the hands of the Contributing Member immediately preceding the date of contribution shall be allocated among the Members for income tax purposes pursuant to Regulations promulgated under Section 704(c) of the Code, so as to take into account the variation between book Capital Accounts and tax capital accounts. The Company shall account for such variation under the “traditional method” under Regulations Section 1.704-3(b) with respect to Company property that is contributed to the Company in connection with the Managing Member’s initial offering. With respect to other properties contributed to the Company, the Company shall account for such variation under any reasonable method consistent with Section 704(c) of the Code and the applicable regulations as chosen by the Managing Member. In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the definition of Gross Asset Value (provided in Article 1), subsequent allocations of Tax Items with respect to such asset shall take account of the variation, if any, between the adjusted basis of such asset and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the applicable regulations consistent with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g) using any method approved under Section 704(c) of the Code and the applicable regulations as chosen by the Managing Member.
ARTICLE 7.
MANAGEMENT AND OPERATIONS OF BUSINESS
Section 7.1 Management
     A. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Company are and shall be exclusively vested in the Managing Member, and no Member shall have any right to participate in or exercise control or management power over the business and affairs of the Company. The Managing Member may not be removed by the Members with or without cause, except with the consent of the Managing Member. In addition to the powers now or hereafter granted a Managing Member of a limited Company under applicable law or which are granted to the Managing Member under any other provision of this Agreement, the Managing Member, subject to the other provisions hereof including Sections 7.3 and 11.2, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Company (including, without limitation, all actions consistent with allowing the Managing Member at all times to qualify as a REIT unless the Managing Member voluntarily terminates its REIT status), to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1, including, without limitation:
          (1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Company to make distributions to its Members in such amounts as will permit the Managing Member (so long as the Managing Member has determined to qualify as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its stockholders sufficient to permit the Managing Member to maintain REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness (including the securing of same by mortgage, deed of trust or other lien or encumbrance on all or any of the Company’s assets) and the incurring of any obligations it deems necessary for the conduct of the activities of the Company;

          (2) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company, the registration of any class of securities of the Company under the Exchange Act, and the listing of any debt securities of the Company on any exchange;
          (3) subject to the provisions of Section 11.2, the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Company or the merger or other combination of the Company with or into another entity;
          (4) the acquisition, disposition, mortgage, pledge, encumbrance or hypothecation of all or any assets of the Company, and the use of the assets of the Company (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct or the operations of the Managing Member or the Company, the lending of funds to other Persons (including, without limitation, the Managing Member or any Subsidiaries of the Company) and the repayment of obligations of the Company, any of its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to its Subsidiaries;
          (5) the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Company or any Subsidiary of the Company;
          (6) the negotiation, execution, and performance of any contracts, leases, conveyances or other instruments that the Managing Member considers useful or necessary to the conduct of the Company’s operations or the implementation of the Managing Member’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Company’s assets;
          (7) the distribution of Company cash or other Company assets in accordance with this Agreement;
          (8) the establishment of one or more divisions of the Company, the selection and dismissal of employees of the Company (including, without limitation, employees having titles such as “president,” “vice president,” “secretary” and “treasurer”), and agents, outside attorneys, accountants, consultants and contractors of the Company, the determination of their compensation and other terms of employment or hiring, including waivers of conflicts of interest and the payment of their expenses and compensation out of the Company’s assets;
          (9) the maintenance of such insurance for the benefit of the Company and the Members and directors and officers of the Company or the Managing Member as it deems necessary or appropriate;
          (10) the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general Companys, limited liability companies, joint ventures, corporations or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to any Subsidiary and any other Person in which it has an equity investment from time to time); provided, that as long as the Managing Member has determined to continue to qualify as a REIT, the Company may not engage in any such formation, acquisition or contribution that could cause the Managing Member to fail to qualify as a REIT;
          (11) the control of any matters affecting the rights and obligations of the Company, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, debt or damages, due or owing to or from the Company, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitration or other forms of dispute resolution, and the representation of the Company in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (12) the undertaking of any action in connection with the Company’s direct or indirect investment in any Person (including, without limitation, contributing or loaning Company funds to, incurring indebtedness on behalf of, or guarantying the obligations of any such Persons);
          (13) subject to the other provisions in this Agreement, the determination of the fair market value of any Company property distributed in kind using such reasonable method of valuation as it may adopt, provided, that such methods are otherwise consistent with requirements of this Agreement;
          (14) the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Company or any Subsidiary of the Company or any Person in which the Company has made a direct or indirect equity investment;
          (15) holding, managing, investing and reinvesting cash and other assets of the Company;
          (16) the collection and receipt of revenues and income of the Company;
          (17) the exercise, directly or indirectly through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Company;
          (18) the exercise of any of the powers of the Managing Member enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Company or any other Person in which the Company has a direct or indirect interest, or jointly with any such Subsidiary or other Person;
          (19) the exercise of any of the powers of the Managing Member enumerated in this Agreement on behalf of any Person in which the Company does not have an interest pursuant to contractual or other arrangements with such Person;
          (20) the making, execution and delivery of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary or appropriate in the judgment of the Managing Member for the accomplishment of any of the powers of the Managing Member enumerated in this Agreement;
          (21) the issuance of additional Company Interests, as appropriate, in connection with the contribution of Additional Funds pursuant to Section 4.3;
          (22) the distribution of cash to acquire OP Units held by a Member in connection with a Member’s exercise of its Redemption Right under Section 8.6 hereof;
          (23) the amendment and restatement of Exhibit A hereto to reflect accurately at all times the Capital Contributions and Percentage Interests of the Members as the same are adjusted from time to time to the extent necessary to reflect redemptions, Capital Contributions, the issuance of OP Units, the admission of any Additional Member or any Substituted Member or otherwise, which amendment and restatement, notwithstanding anything in this Agreement to the contrary, shall not be deemed an amendment to this Agreement, as long as the matter or event being reflected in Exhibit A hereto otherwise is authorized by this Agreement;
          (24) the taking of any and all acts and things necessary or prudent to ensure that the Company will not be classified as a “publicly-traded Company” under Section 7704 of the Code; and
          (25) the delegation to another Person of any powers now or hereafter granted to the Managing Member.
     B. Each of the Members agrees that the Managing Member is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Company without any further act, approval or vote of the Members, notwithstanding any other provisions of this Agreement (except as provided in Section 7.3 or 11.2), the Act or any applicable law, rule or regulation to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the Managing Member or the Company of any agreement authorized or permitted under this Agreement shall not constitute a breach by the Managing Member of any duty that the Managing Member may owe the Company or the Members or any other Persons under this Agreement or of any duty stated or implied by law or equity.
     C. At all times from and after the date hereof, the Managing Member may cause the Company to obtain and maintain (i) casualty, liability and other insurance on the Investments and (ii) liability insurance for the Indemnities hereunder.
     D. At all times from and after the date hereof, the Managing Member may cause the Company to establish and maintain working capital and other reserves in such amounts as the Managing Member, in its sole and absolute discretion, deems appropriate and reasonable from time to time.
     E. Each of the Members acknowledges that, in exercising its authority under this Agreement, the Managing Member may, but shall be under no obligation to, take into account the tax consequences to any Member (including the Managing Member) of any action taken (or not taken) by the Managing Member. The Managing Member and the Company shall not have liability to a Member under this Agreement as a result of any income tax liability incurred by a Member as a result of an action (or inaction) by the Managing Member pursuant to its authority under this Agreement. There may be circumstances in which the fiduciary duties that the Managing Member owes to the Members conflicts with any duties that the officers and directors of the Managing Member owe to its stockholders. For so long as the Managing Member owns a controlling interest in the Company, any such conflict that cannot be resolved in a manner not adverse to either the stockholders or the Members shall be resolved in favor of the Managing Member’s stockholders.
     F. Except as otherwise provided herein, to the extent the duties of the Managing Member require expenditures of funds to be paid to third parties, the Managing Member shall not have any obligations hereunder except to the extent that Company funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to authorize or require the Managing Member, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Company.
Section 7.2 Certificate of Limited Company
          To the extent that such action is determined by the Managing Member to be reasonable and necessary or appropriate, the Managing Member shall file amendments to and restatements of the Certificate and do all the things to maintain the Company as a limited Company (or a Company in which the Members have limited liability) under the laws of the State of Delaware and to maintain the Company’s qualification to do business as a foreign limited Company in each other state, the District of Columbia or other jurisdiction, in which the Company may elect to do business or own property. Subject to the terms of Section 8.5.A(4), the Managing Member shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Member. The Managing Member shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited Company (or a Company in which the Members have limited liability) in the State of Delaware, any other state, or the District of Columbia or other jurisdiction, in which the Company may elect to do business or own property.
Section 7.3 Restrictions on Managing Member’s Authority
     A. The Managing Member may not take any action in contravention of an express prohibition or limitation of this Agreement without the written Consent of the Members and the Special Member, and may not (i) perform any act that would subject a Member to liability as a Managing Member in any jurisdiction or any other liability except as provided herein or under the Act; or (ii) enter into any contract, mortgage, loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a Member to exercise its rights to a Redemption in full, except in each case with the written consent of such Member.
     B. The Managing Member shall not, without the prior Consent of the Members (in addition to any Consent of the Members required by any other provision hereof), or except as provided in Section 7.3.D, amend, modify or terminate this Agreement.
     C. The Managing Member may not cause the Company to take any action which the Managing Member would be prohibited from taking directly under the Managing Member’s bylaws as in effect from time to time.
     D. Notwithstanding Section 7.3.B, the Managing Member shall have the exclusive power to amend this Agreement as may be required to facilitate or implement any of the following purposes:
          (1) to add to the obligations of the Managing Member or surrender any right or power granted to the Managing Member or any Affiliate of the Managing Member for the benefit of the Members;
          (2) to reflect the issuance of additional Company Interests pursuant to Sections 4.3.B, 5.4 and 6.2.C. or the admission, substitution, termination, or withdrawal of Members in accordance with this Agreement (which may be effected through the replacement of Exhibit A with an amended Exhibit A);
          (3) to set forth or amend the designations, rights, powers, duties and preferences of the holders of any additional Company Interests issued pursuant to Article 4;
          (4) to reflect a change that is of an inconsequential nature and does not adversely affect the Members in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement;
          (5) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;
          (6) to reflect such changes as are reasonably necessary for the Managing Member to maintain its status as a REIT, including changes which may be necessitated due to a change in applicable law (or an authoritative interpretation thereof) or a ruling of the IRS;
          (7) to modify, as set forth in the definition of “Capital Account,” the manner in which Capital Accounts are computed; and
          (8) to amend or modify any provision of this Agreement to reflect a statutory or regulatory change regarding the federal income tax treatment of the “profits interest” of the Special Member or to ensure that the receipt of the Special Member’s profits interest will not result in taxation to the Special Member.
          The Managing Member will provide notice to the Members when any action under this Section 7.3.D is taken.
     E. Notwithstanding Sections 7.3.B and 7.3.D, this Agreement shall not be amended with respect to any Member adversely affected, and no action may be taken by the Managing Member, without the Consent of such Member adversely affected, if such amendment or action would (i) convert a Member’s interest in the Company into a Managing Member’s interest (except as the result of the Managing Member acquiring such interest), (ii) modify the limited liability of a Member, (iii) alter rights of the Member to receive distributions pursuant to Article 5 or Section 13.2.A(4), or the allocations specified in Article 6 (except as permitted pursuant to Sections 4.3, 5.4, 6.2.C and Section 7.3.D(2)), (iv) materially alter or modify the rights to a Redemption or the REIT Shares Amount as set forth in Section 8.6, and related definitions hereof, or (v) amend this Section 7.3.E. Further, no amendment may alter the restrictions on the Managing

Member’s authority set forth elsewhere in this Section 7.3 or in Section 11.2.A without the Consent specified in such section. This Section 7.3.E does not require unanimous consent of all Members adversely affected unless the amendment is to be effective against all Members adversely affected.
Section 7.4 Reimbursement of the Managing Member
     A. Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments and allocations to which it may be entitled), the Managing Member shall not be compensated for its services as Managing Member of the Company.
     B. The Company shall be responsible for and shall pay all expenses relating to the Company’s and the Managing Member’s organization, the ownership of its assets and its operations. The Managing Member is hereby authorized to pay compensation for accounting, administrative, legal, technical, management and other services rendered to the Company. Except to the extent provided in this Agreement, the Managing Member and its Affiliates shall be reimbursed on a monthly basis, or such other basis as the Managing Member may determine in its sole and absolute discretion, for all expenses that the Managing Member and its Affiliates incur relating to the ownership and operation of, or for the benefit of, the Company (including, without limitation, administrative expenses); provided, that the amount of any such reimbursement shall be reduced by any interest earned by the Managing Member with respect to bank accounts or other instruments or accounts held by it on behalf of the Company. The Members acknowledge that all such expenses of the Managing Member are deemed to be for the benefit of the Company. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7 hereof. In the event that certain expenses are incurred for the benefit of the Company and other entities (including the Managing Member), such expenses will be allocated to the Company and such other entities in such a manner as the Managing Member in its sole and absolute discretion deems fair and reasonable. All payments and reimbursements hereunder shall be characterized for federal income tax purposes as expenses of the Company incurred on its behalf, and not as expenses of the Managing Member.
     C. If the Managing Member shall elect to purchase from its stockholders REIT Shares for the purpose of delivering such REIT Shares to satisfy an obligation under any dividend reinvestment program adopted by the Managing Member, any employee stock purchase plan adopted by the Managing Member, or any similar obligation or arrangement undertaken by the Managing Member in the future or for the purpose of retiring such REIT Shares, the purchase price paid by the Managing Member for such REIT Shares and any other expenses incurred by the Managing Member in connection with such purchase shall be considered expenses of the Company and shall be advanced to the Managing Member or reimbursed to the Managing Member, subject to the condition that: (i) if such REIT Shares subsequently are sold by the Managing Member, the Managing Member shall pay to the Company any proceeds received by the Managing Member for such REIT Shares (which sales proceeds shall include the amount of dividends reinvested under any dividend reinvestment or similar program; provided, that a transfer of REIT Shares for OP Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such REIT Shares are not retransferred by the Managing Member within thirty (30) days after the purchase thereof, or the Managing Member otherwise determines not to retransfer such REIT Shares, the Managing Member, shall cause the Company to redeem a number of OP Units held by the Managing Member equal to the number of such REIT Shares, as adjusted (x) pursuant to Section 7.5 (in the event the Managing Member acquires material assets, other than on behalf of the Company) and (y) for stock dividends and distributions, stock splits and subdivisions, reverse stock splits and combinations, distributions of rights, warrants or options, and distributions of evidences of indebtedness or assets relating to assets not received by the Managing Member pursuant to a pro rata distribution by the Company (in which case such advancement or reimbursement of expenses shall be treated as having been made as a distribution in redemption of such number of OP Units held by the Managing Member).
     D. As set forth in Section 4.3, the Managing Member shall be treated as having made a Capital Contribution in the amount of all expenses that it incurs relating to the Managing Member’s offering of REIT Shares, other shares of capital stock of the Managing Member or New Securities.

     E. If and to the extent any reimbursements to the Managing Member pursuant to this Section 7.4 constitute gross income of the Managing Member (as opposed to the repayment of advances made by the Managing Member on behalf of the Company), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Company and all Members, and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.
Section 7.5 Outside Activities of the Managing Member
     A. Except in connection with a transaction authorized in Section 11.2, without the Consent of the Members, the Managing Member shall not, directly or indirectly, enter into or conduct any business, other than in connection with the ownership, acquisition and disposition of Company Interests as a Managing Member and the management of the business of the Company, its operation as a public reporting company with a class (or classes) of securities registered under the Exchange Act, its operation as a REIT and such activities as are incidental to the same. Without the Consent of the Members, the Managing Member shall not, directly or indirectly, participate in or otherwise acquire any interest in any real or personal property, except its Managing Member Interest, its minority interest in any Subsidiary Company(s) that the Managing Member holds in order to maintain such Subsidiary Company’s status as a Company, and such bank accounts, similar instruments or other short term investments as it deems necessary to carry out its responsibilities contemplated under this Agreement and the Charter. In the event the Managing Member desires to contribute cash to any Subsidiary Company to acquire or maintain an interest of 1% or less in the capital of such Company, the Managing Member may acquire or maintain an interest of 1% or less in the capital of such Company, and the Managing Member may acquire such cash from the Company as a loan or in exchange for a reduction in the Managing Member’s OP Units, in an amount equal to the amount of such cash divided by the Fair Market Value of a REIT Share on the day such cash is received by the Managing Member. Notwithstanding the foregoing, the Managing Member may acquire Investments or other assets in exchange for REIT Shares or cash, to the extent such Investments or other assets are immediately contributed by the Managing Member to the Company, pursuant to the terms described in Section 4.3.D. Any Member Interests acquired by the Managing Member, whether pursuant to exercise by a Member of its right of Redemption, or otherwise, shall be automatically converted into a Managing Member Interest comprised of an identical number of OP Units with the same rights, priorities and preferences as the class or series so acquired. The Managing Member may also own one hundred percent (100%) of the stock or interests of one or more Qualified REIT Subsidiaries or limited liability companies, respectively, provided, that any such entity shall be subject to the limitations of this Section 7.5.A. If, at any time, the Managing Member acquires material assets (other than Company Interests or other assets on behalf of the Company) the definition of “REIT Shares Amount” and the definition of “Deemed Value of Company Interests” shall be adjusted, as reasonably determined by the Managing Member, to reflect the relative Fair Market Value of a share of capital stock of the Managing Member relative to the Deemed Company Interest Value of the related Company Unit. The Managing Member’s Managing Member Interest in the Company, its minority interest in any Subsidiary Company(s) (held directly or indirectly through a Qualified REIT Subsidiary) that the Managing Member holds in order to maintain such Subsidiary Company’s status as a Company, and interests in such short-term liquid investments, bank accounts or similar instruments as the Managing Member deems necessary to carry out its responsibilities contemplated under this Agreement and the Charter are interests which the Managing Member is permitted to acquire and hold for purposes of this Section 7.5.A.
     B. In the event the Managing Member exercises its rights under the Charter to purchase REIT Shares, other common stock of the Managing Member or New Securities, as the case may be, then the Managing Member shall cause the Company to purchase from it a number of OP Units equal to the number of REIT Shares, other capital stock of the Managing Member or New Securities, as the case may be, so purchased on the same terms that the Managing Member purchased such REIT Shares, other capital stock of the Managing Member or New Securities, as the case may be.

Section 7.6 Contracts with Affiliates
     A. The Company may lend or contribute to Persons in which it has an equity investment, and such Persons may borrow funds from the Company, on terms and conditions established in the sole and absolute discretion of the Managing Member. The foregoing authority shall not create any right or benefit in favor of any Person.
     B. Except as provided in Section 7.5.A, the Company may transfer assets to joint ventures, other Companys, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the Managing Member in its sole discretion deems advisable.
     C. The Managing Member, in its sole and absolute discretion and without the approval of the Members, may propose and adopt on behalf of the Company employee benefit plans funded by the Company for the benefit of employees of the Managing Member, the Company, Subsidiaries of the Company or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Company, the Managing Member, or any of the Company’s Subsidiaries.
     D. Except as expressly permitted by this Agreement, neither the Managing Member nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Company, directly or indirectly, except pursuant to transactions that are determined by the Managing Member in good faith to be fair and reasonable.
     E. The Managing Member is expressly authorized to enter into, in the name and on behalf of the Company, a right of first opportunity arrangement and other conflict avoidance agreements with various Affiliates of the Company and the Managing Member, on such terms as the Managing Member, in its sole and absolute discretion, believes are advisable.
Section 7.7 Indemnification
     A. To the fullest extent permitted by law, the Company shall indemnify an Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Company as set forth in this Agreement in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless (1) the Charter of the Managing Member prohibits the corporation from indemnifying the Indemnitee for a matter, in which case the Company shall likewise be prohibited from indemnifying the Indemnitee for the matter, or (2) it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Subsidiary of the Company (including, without limitation, any indebtedness which the Company or any Subsidiary of the Company has assumed or taken subject to), and the Managing Member is hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, or any entry of an order of probation prior to judgment, does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Company, and any insurance proceeds from the liability policy covering the Managing Member and any Indemnitee, and neither the Managing Member nor any Member shall have any obligation to contribute to the capital of the Company or otherwise provide funds to enable the Company to fund its obligations under this Section 7.7, except to the extent otherwise expressly agreed to by such Member and the Company.

     B. Reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by the Company in advance of the final disposition of the proceeding upon receipt by the Company of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Company as authorized in this Section 7.7 has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.
     C. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.
     D. The Company may, but shall not be obligated to, purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the Managing Member shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Company’s activities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.
     E. For purposes of this Section 7.7, the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.
     F. In no event may an Indemnitee subject the Members to personal liability by reason of the indemnification provisions set forth in this Agreement.
     G. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
     H. The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Company’s liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
     I. If and to the extent any reimbursements to the Managing Member pursuant to this Section 7.7 constitute gross income of the Managing Member (as opposed to the repayment of advances made by the Managing Member on behalf of the Company) such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Company and all Members, and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.
     J. Any indemnification hereunder is subject to, and limited by, the provisions of Section 17-108 of the Act and the Charter.
     K. In the event the Company is made a party to any litigation or otherwise incurs any loss or expense as a result of or in connection with any Member’s personal obligations or liabilities unrelated to Company business, such Member shall indemnify and reimburse the Company for all such loss and expense incurred, including legal fees, and the Company interest of such Member may be charged therefor. The liability of a Member under this Section 7.7.K shall not be limited to such Member’s Company Interest, but shall be enforceable against such Member personally.
Section 7.8 Liability of the Managing Member
     A. Notwithstanding anything to the contrary set forth in this Agreement, none of the Managing Member nor any of its officers, directors, agents or employees shall be liable or accountable in damages or otherwise to the Company, any Members or any Assignees, or their successors or assigns, for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the Managing Member acted in good faith.
     B. The Members expressly acknowledge that the Managing Member is acting for the benefit of the Company, the Members and the Managing Member’s stockholders collectively. The Managing Member is under no obligation to give priority to the separate interests of the Members or the Managing Member’s stockholders (including, without limitation, the tax consequences to Members or Assignees or to stockholders) in deciding whether to cause the Company to take (or decline to take) any actions. If there is a conflict between the interests of the stockholders of the Managing Member on one hand and the Members on the other, the Managing Member shall endeavor in good faith to resolve the conflict in a manner not adverse to either the stockholders of the Managing Member or the Members; provided, however, that for so long as the Managing Member, owns a controlling interest in the Company, any such conflict that cannot be resolved in a manner not adverse to either the stockholders of the Managing Member or the Members shall be resolved in favor of the stockholders. The Managing Member shall not be liable under this Agreement to the Company or to any Member for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Members in connection with such decisions; provided, that the Managing Member has acted in good faith.
     C. Subject to its obligations and duties as Managing Member set forth in Section 7.1.A, the Managing Member may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The Managing Member shall not be responsible for any misconduct or negligence on the part of any such agent appointed by it in good faith.
     D. Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Managing Member and any of its officers, directors, agents and employee’s liability to the Company and the Members under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
Section 7.9 Other Matters Concerning the Managing Member
     A. The Managing Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
     B. The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which such Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.
     C. The Managing Member shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Managing Member in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the Managing Member hereunder.
     D. Notwithstanding any other provisions of this Agreement or any non-mandatory provision of the Act, any action of the Managing Member on behalf of the Company or any decision of the Managing Member to refrain from acting on behalf of the Company, undertaken in the good faith belief that such action or omission is necessary or advisable in order to protect the ability of the Managing Member, for so long as the Managing Member has determined to qualify as a REIT, to (i) continue to qualify as a REIT or (ii) avoid the Managing Member incurring any taxes under Section 857 or Section 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Members.
Section 7.10 Title to Company Assets
          Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Members, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company, the Managing Member or one or more nominees, as the Managing Member may determine, including Affiliates of the Managing Member. The Managing Member hereby declares and warrants that any Company assets for which legal title is held in the name of the Managing Member or any nominee or Affiliate of the Managing Member shall be held by the Managing Member for the use and benefit of the Company in accordance with the provisions of this Agreement; provided, however, that the Managing Member shall use its best efforts to cause beneficial and record title to such assets to be vested in the Company as soon as reasonably practicable. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which legal title to such Company assets is held.
Section 7.11 Reliance by Third Parties
          Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Managing Member has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and such Person shall be entitled to deal with the Managing Member as if it were the Company’s sole party in interest, both legally and beneficially. Each Member hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the Managing Member in connection with any such dealing. In no event shall any Person dealing with the Managing Member or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Managing Member or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.
Section 7.12 Management Assistance Provided by Special Member
          In addition to the requirement to obtain the Consent of the Special Member with respect to certain matters as provided for in this Agreement, the Special Member shall provide consulting services and assistance to the Company at various times, in conjunction with the Advisor, for no additional consideration, on matters relating to the following:
(1)	the strategic planning of the Company;

(2)	the creation of business plans of the Company;

(3)	the sale, merger, or the sale of substantially all of the assets, of the Company; and

(4)	any other matters concerning the Company as determined appropriate by the General Member and the Special Member.
ARTICLE 8.
RIGHTS AND OBLIGATIONS OF MEMBERS
Section 8.1 Limitation of Liability
          The Members shall have no liability under this Agreement except as expressly provided in this Agreement or under the Act.
Section 8.2 Management of Business
          No Member or Assignee (other than the Managing Member, any of its Affiliates or any officer, director, employee, Member, agent or trustee of the Managing Member, the Company or any of their Affiliates, in their capacity as such) shall take part in the operations, management or control (within the meaning of the Act) of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company. The transaction of any such business by the Managing Member, any of its Affiliates or any officer, director, employee, Member, agent or trustee of the Managing Member, the Company or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Members or Assignees under this Agreement.
Section 8.3 Outside Activities of Members
          Subject to any agreements entered into by a Member or its Affiliates with the Managing Member, Company or a Subsidiary, any Member and any officer, director, employee, agent, trustee, Affiliate or stockholder of any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company or that are enhanced by the activities of the Company. Neither the Company nor any Members shall have any rights by virtue of this Agreement in any business ventures of any Member or Assignee. Subject to such agreements, none of the Members nor any other Person shall have any rights by virtue of this Agreement or the Company relationship established hereby in any business ventures of any other Person, other than the Members benefiting from the business conducted by the Managing Member, and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Company, any Member or any such other Person, even if such opportunity is of a character which, if presented to the Company, any Member or such other Person, could be taken by such Person.
Section 8.4 Return of Capital
          Except pursuant to the rights of Redemption set forth in Section 8.6, no Member shall be entitled to the withdrawal or return of his or her Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Company as provided herein. No Member or Assignee shall have priority over any other Member or Assignee either as to the return of Capital Contributions, or as otherwise expressly provided in this Agreement, or as to profits, losses, distributions or credits.
Section 8.5 Rights of Members Relating to the Company
     A. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.C, each Member shall have the right, for a purpose reasonably related to such Member’s interest as a Member in the Company, upon written demand with a statement of the purpose of such demand and at such Member’s expense:

          (1) to obtain a copy of the most recent annual and quarterly reports filed with the Securities and Exchange Commission by the Managing Member pursuant to the Exchange Act, and each communication sent to the stockholders of the Managing Member;
          (2) to obtain a copy of the Company’s federal, state and local income tax returns for each Company Year;
          (3) to obtain a current list of the name and last known business, residence or mailing address of each Member;
          (4) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and
          (5) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.
     B. The Company shall notify each Member in writing of any adjustment made in the calculation of the REIT Shares Amount within a reasonable time after the date such change becomes effective.
     C. Notwithstanding any other provision of this Section 8.5, the Managing Member may keep confidential from the Members, for such period of time as the Managing Member determines in its sole and absolute discretion to be reasonable, any information that (i) the Managing Member believes to be in the nature of trade secrets or other information the disclosure of which the Managing Member in good faith believes is not in the best interests of the Company or (ii) the Company or the Managing Member is required by law or by agreements with unaffiliated third parties to keep confidential.
Section 8.6 Redemption Rights
     A. At any time after one year following the date of issuance of any OP Units to a Member or a Special Member, such Member shall have the right (subject to the terms and conditions set forth herein and in any other such agreement, as applicable) to require the Company to redeem all or a portion of the OP Units held by such Member (such OP Units being hereafter referred to as “Tendered Units”) in exchange for the Cash Amount (a “Redemption”); provided, that the terms of such OP Units do not provide that such OP Units are not entitled to a right of Redemption. Unless otherwise expressly provided in this Agreement or in a separate agreement entered into between the Company and the holders of such OP Units, all OP Units shall be entitled to a right of Redemption hereunder. The Tendering Member shall have no right, with respect to any OP Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. Any Redemption shall be exercised pursuant to a Notice of Redemption delivered to the Managing Member by the Special Member or Member who is exercising the right (the “Tendering Member”). The Cash Amount shall be payable to the Tendering Member within ten (10) days of the Specified Redemption Date in accordance with the instructions set forth in the Notice of Redemption.
     B. Notwithstanding Section 8.6.A above, if the Special Member or a Member has delivered to the Managing Member a Notice of Redemption then the Managing Member may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of REIT Shares set forth in the Charter), elect to acquire some or all of the Tendered Units from the Tendering Member in exchange for the REIT Shares Amount (as of the Specified Redemption Date) and, if the Managing Member so elects, the Tendering Member shall sell the Tendered Units to the Managing Member in exchange for the REIT Shares Amount. In such event, the Tendering Member shall have no right to cause the Company to redeem such Tendered Units. The Managing Member shall promptly give such Tendering Member written notice of its election, and the Tendering Member may elect to withdraw its redemption request at any time prior to the acceptance of the cash or REIT Shares Amount by such Tendering Member.

     C. The REIT Shares Amount, if applicable, shall be delivered as duly authorized, validly issued, fully paid and nonassessable REIT Shares and, if applicable, free of any pledge, lien, encumbrance or restriction, other than those provided in the Charter, the Bylaws of the Managing Member, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such REIT Shares entered into by the Tendering Member. Notwithstanding any delay in such delivery (but subject to Section 8.6.E), the Tendering Member shall be deemed the owner of such REIT Shares for all purposes, including without limitation, rights to vote or consent, and receive dividends, as of the Specified Redemption Date.
     D. The Special Member and each Member covenants and agrees with the Managing Member that all Tendered Units shall be delivered to the Managing Member free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Tendered Units, the Managing Member shall be under no obligation to acquire the same. The Special Member and each Member further agrees that, in the event any state or local property transfer tax is payable as a result of the transfer of its Tendered Units to the Managing Member (or its designee), such Member shall assume and pay such transfer tax.
     E. Notwithstanding the provisions of Section 8.6.A, 8.6.B, 8.6.C or any other provision of this Agreement, the Special Member or a Member (i) shall not be entitled to effect a Redemption for cash or an exchange for REIT Shares to the extent the ownership or right to acquire REIT Shares pursuant to such exchange by such Member on the Specified Redemption Date could cause such Member or any other Person, or, in the opinion of counsel selected by the Managing Member, may cause such Member or any other Person, to violate the restrictions on ownership and transfer of REIT Shares set forth in the Charter and (ii) shall have no rights under this Agreement to acquire REIT Shares which would otherwise be prohibited under the Charter. To the extent any attempted Redemption or exchange for REIT Shares would be in violation of this Section 8.6.E, it shall be null and void ab initio and such Member shall not acquire any rights or economic interest in the cash otherwise payable upon such Redemption or the REIT Shares otherwise issuable upon such exchange.
     F. Notwithstanding anything herein to the contrary (but subject to Section 8.6.E), with respect to any Redemption or exchange for REIT Shares pursuant to this Section 8.6:
          (1) All OP Units acquired by the Managing Member pursuant thereto shall automatically, and without further action required, be converted into and deemed to be Member Interests comprised of the same number and class of OP Units.
          (2) The Special Member and each Member may not effect a Redemption for less than one thousand (1,000) OP Units or, if such Member holds less than one thousand (1,000) OP Units, such Member may effect a Redemption only with respect to all OP Units held by such Member.
          (3) A Tendering Member may not effect more than two (2) Redemptions in a single calendar year.
          (4) Without the consent of the Managing Member, the Special Member and each Member may not effect a Redemption during the period after the Company Record Date with respect to a distribution and before the record date established by the Managing Member for a distribution to its stockholders of some or all of its portion of such distribution.
          (5) The consummation of any Redemption or exchange for REIT Shares shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          (6) Each Tendering Member shall continue to own all OP Units subject to any Redemption or exchange for REIT Shares, and be treated as a Member with respect to such OP Units for all purposes of this Agreement, until such OP Units are transferred to the Managing Member and paid for or exchanged on the Specified Redemption Date. Until a Specified Redemption Date, the Tendering Member shall have no rights as a stockholder of the Managing Member with respect to such Tendering Member’s OP Units.

     G. In the event that the Company issues additional Company Interests to any Additional Member pursuant to Section 4.3.B, the Managing Member shall make such revisions to this Section 8.6 as it determines are necessary to reflect the issuance of such additional Company Interests.
     H. Notwithstanding any other provision of this Agreement, the Managing Member is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a Redemption or exchange of Tendered Units. If a Tendering Member believes that it is exempt from withholding upon a Redemption or exchange of Tendered Units, such Member must furnish the Managing Member a FIRPTA certificate or other documentation requested by the Managing Member is a form acceptable to the Managing Member. If the Company or the Managing Member is required to withhold and pay over to any taxing authority any amount upon a Redemption or exchange of Tendered Units and the Cash Amount or the REIT Shares Amount, as the case may be, equals or exceeds the amount of tax required to be withheld, the amount withheld shall be treated as an amount received by such Member in redemption of its Tendered Units. If the Cash Amount or the REIT Shares Amount, as the case may be, is less than the amount of tax required to be withheld, the Tendering Member shall not receive any Cash Amount or REIT Shares Amount, and the Tendering Member shall contribute the excess of the amount of tax required to be withheld over the Cash Amount or REIT Shares Amount before such excess taxes are required to be paid to the taxing authority.
ARTICLE 9.
BOOKS, RECORDS, ACCOUNTING AND REPORTS
Section 9.1 Records and Accounting
          The Managing Member shall keep, or cause to be kept, at the principal office of the Company appropriate books and records with respect to the Company’s business, including without limitation, all books and records necessary to provide to the Special Member and the Members any information, lists and copies of documents required to be provided pursuant to Section 9.3. Any records maintained by or on behalf of the Company in the regular course of its business may be kept on, or be in the form of any information storage device, provided, that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles.
Section 9.2 Fiscal Year
          The fiscal year of the Company shall be the calendar year.
Section 9.3 Reports
     A. As soon as practicable, but in no event later than one hundred and five (105) days after the close of each Company Year, or such earlier date as they are filed with the Securities and Exchange Commission, the Managing Member shall cause to be delivered to the Special Member and each Member as of the close of the Company Year, an annual report containing financial statements of the Company, or of the Managing Member if such statements are prepared solely on a consolidated basis with the Managing Member, for such Company Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the Managing Member.
     B. As soon as practicable, but in no event later than forty five (45) days after the close of each calendar quarter (except the last calendar quarter of each year), or such earlier date as they are filed with the Securities and Exchange Commission, the Managing Member shall cause to be delivered to the Special Member and each Member as of the last day of the calendar quarter, a report containing unaudited financial statements of the Company, or of the Managing Member, if such statements are prepared solely on a consolidated basis with the applicable law or regulation, or as the Managing Member determines to be appropriate.
Section 9.4 Nondisclosure of Certain Information
          Notwithstanding the provisions of Sections 9.1 and 9.3, the Managing Member may keep confidential from the Special Member and the Members any information that the Managing Member believes to be in the nature of trade secrets or other information the disclosure of which the Managing Member in good faith believes is not in the best interest of the Company or which the Company is required by law or by agreements with unaffiliated third parties to keep confidential.
ARTICLE 10.
TAX MATTERS
Section 10.1 Preparation of Tax Returns
          The Managing Member shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and applicable state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by the Special Member and the Members for federal and applicable state income tax reporting purposes. The Special Member and each Member shall promptly provide the Managing Member with any information reasonably requested by the Managing Member relating to any Contributed Property contributed (directly or indirectly) by such Member to the Company.
Section 10.2 Tax Elections
          Except as otherwise provided herein, the Managing Member shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code, including the election under Section 754 of the Code. The Managing Member shall have the right to seek to revoke any such election (including without limitation, any election under Section 754 of the Code) upon the Managing Member’s determination in its sole and absolute discretion that such revocation is the best interests of the Members.
Section 10.3 Tax Matters Member
     A. The Managing Member shall be the “tax matters Member” of the Company for federal income tax purposes. Pursuant to Section 6230(e) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Company, the tax matters Member shall furnish the IRS with the name, address and profit interest of the Special Member and each of the Members and Assignees; provided, however, that such information is provided to the Company by the Members and Assignees.
     B. The tax matters Member is authorized, but not required:
          (1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the tax matters Member may expressly state that such agreement shall bind all Members, except that such settlement agreement shall not bind any Member (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters Member shall not have the authority to enter into a settlement agreement on behalf of such Member or (ii) who is a “notice Member” (as defined in Section 6231 of the Code) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Code);
          (2) in the event that a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a “final adjustment”) is mailed to the tax matters Member, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the United States Claims Court, or the filing of a complaint for refund with the District Court of the United States for the district in which the Company’s principal place of business is located;
          (3) to intervene in any action brought by any other Member for judicial review of a final adjustment;
          (4) to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;
          (5) to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item; and
          (6) to take any other action on behalf of the Members of the Company in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.
          The taking of any action and the incurring of any expense by the tax matters Member in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters Member and the provisions relating to indemnification of the Managing Member set forth in Section 7.7 shall be fully applicable to the tax matters Member in its capacity as such.
     C. The tax matters Member shall receive no compensation for its services. All third party costs and expenses incurred by the tax matters Member in performing its duties as such (including legal and accounting fees) shall be borne by the Company. Nothing herein shall be construed to restrict the Company from engaging an accounting firm to assist the tax matters Member in discharging its duties hereunder, so long as the compensation paid by the Company for such services is reasonable.
Section 10.4 Organizational Expenses
          The Company shall elect to deduct expenses, if any, incurred by it in organizing the Company as provided in Section 709 of the Code.
Section 10.5 Withholding
          The Special Member and each Member hereby authorize the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Managing Member determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445 or 1446 of the Code. Any amount paid on behalf of or with respect to the Special Member or a Member shall constitute a receivable of the Company from such Member, which receivable shall be paid by such Member within fifteen (15) days after notice from the Managing Member that such payment must be made unless (i) the Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Managing Member determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Member. The Special Member and each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member’s Company Interest to secure such Member’s obligation to pay to the Company any amounts required to be paid pursuant to this Section 10.5. Any amounts payable by the Special Member or a Member hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus two percentage points (but not higher than the maximum lawful rate) from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. The Special Member and each Member shall take such actions as the Company or the Managing Member shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE 11.
TRANSFERS AND WITHDRAWALS
Section 11.1 Transfer
     A. The term “transfer,” when used in this Article 11 with respect to a Company Interest, shall be deemed to refer to a transaction by which a Member purports to assign its Company Interest to another Person and includes a sale, assignment, gift (outright or in trust), pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term “transfer” when used in this Article 11 does not include any Redemption or exchange for REIT Shares pursuant to Section 8.6, except as otherwise provided herein. No part of the interest of a Member shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement or consented to by the Managing Member and the Special Member.
     B. No Company Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any transfer or purported transfer of a Company Interest not made in accordance with this Article 11 shall be null and void ab initio unless otherwise consented to by the Managing Member and the Special Member in their sole and absolute discretion.
Section 11.2 Transfer of the Company Interest of the Managing Member and the Special Member
     A. The Managing Member shall not (i) voluntarily withdraw from the Company, (ii) directly or indirectly transfer all or any portion of its interest in the Company (except to an entity wholly owned by the Managing Member) , or (iii) engage in any merger, consolidation, or other combination with or into another Person, sale of all or substantially all of its assets or any reclassification or recapitalization of its outstanding equity interests [or undertake any Listing Event] (an “Extraordinary Transaction”), without the Consent of the Members, which may be given or withheld by each Member in his, her or its sole and absolute discretion. In addition, if an Extraordinary Transaction would result in the termination of the Advisory Agreement, the Company must either (i) exercise its right to redeem the Special Member Interest as provided under Section 11.7, or (ii) obtain the Consent of the Special Member. Upon any transfer of a Company Interest in accordance with the provisions of this Section 11.2, the transferee shall become a Substitute Managing Member for all purposes herein, and shall be vested with the powers and rights of the transferor Managing Member, and shall be liable for all obligations and responsible for all duties of the Managing Member, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Company Interest so acquired. It is a condition to any transfer otherwise permitted hereunder that the transferee assumes, by operation of law or express agreement, all of the obligations of the transferor Managing Member under this Agreement with respect to such transferred Company Interest, and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Managing Member are assumed by a successor corporation by operation of law) shall relieve the transferor Managing Member of its obligations under this Agreement without the Consent of the Members, in their reasonable discretion. In the event the Managing Member withdraws from the Company in violation of this Agreement or otherwise, or otherwise dissolves or terminates, or upon the Incapacity of the Managing Member, all of the remaining Members may elect to continue the Company business by selecting a Substitute Managing Member in accordance with the Act.
     B. Notwithstanding any other provision of this Agreement, the Special Member shall not transfer all or any portion of its Company Interest to any transferee without the consent of the Managing Member, which consent may be withheld in the sole and absolute discretion of the Managing Member. Notwithstanding the preceding sentence, however, the Special Member shall have the right, at any time, to transfer its Company Interest to the Managing Member, an Affiliate of the Managing Member, W. P. Carey & Co. LLC or an Affiliate of W. P. Carey & Co. LLC.

Section 11.3 Members’ Rights to Transfer
     A. Prior to the first anniversary of the Effective Date, no Member shall transfer all or any portion of its Company Interest to any transferee without the consent of the Managing Member and the Special Member, which consent may be withheld in their sole and absolute discretion; provided, however, that any Member may, at any time, without the consent of the Managing Member and the Special Member, (i) transfer all or any portion of its Company Interest to the Managing Member, (ii) transfer all or any portion of its Company Interest to an Affiliate, another original Member or to a member of the Immediate Family of a Member, subject to the provisions of Section 11.6, (iii) transfer all or any portion of its Company Interest to a trust for the benefit of a charitable beneficiary or to a charitable foundation, subject to the provisions of Section 11.6, and (iv) subject to the provisions of Section 11.6, pledge (a “Pledge”) all or any portion of its Company Interest to a lending institution, which is not an Affiliate of such Member, as collateral or security for a bona fide loan or other extension of credit, and transfer such pledged Company Interest to such lending institution in connection with the exercise of remedies under such loan or extension or credit, and the transfer of such pledged Company Interest by the lender to any transferee. After such anniversary, each Member or Assignee (resulting from a transfer made pursuant to clauses (i)-(iv) of the proviso of the preceding sentence) shall have the right to transfer all or any portion of its Company Interest, subject to the provisions of Section 11.6 and the satisfaction of each of the following conditions (in addition to the right of each such Member or Assignee to continue to make any such transfer permitted by clauses (i)-(iv) of such proviso without satisfying either of the following conditions):
          (1) Managing Member Right of First Refusal. The transferring Member shall give written notice of the proposed transfer to the Managing Member, which notice shall state (i) the identity of the proposed transferee, and (ii) the amount and type of consideration proposed to be received for the transferred OP Units. The Managing Member shall have ten (10) business days upon which to give the transferring Member notice of its election to acquire the OP Units on the proposed terms. If it so elects, it shall purchase the OP Units on such terms within ten (10) business days after giving notice of such election. If it does not so elect, the transferring Member may transfer such OP Units to a third party, on economic terms no more favorable to the transferee than the proposed terms, subject to the other conditions of this Section 11.3.
          (2) Qualified Transferee. Any transfer of a Company Interest shall be made only to Qualified Transferees. It is a condition to any transfer otherwise permitted hereunder that the transferee assumes by operation of law or express agreement all of the obligations of the transferor Member under this Agreement with respect to such transferred Company Interest and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Member are assumed by a successor corporation by operation of law) shall relieve the transferor Member of its obligations under this Agreement without the approval of the Managing Member, in its reasonable discretion. Notwithstanding the foregoing, any transferee of any transferred Company Interest shall be subject to any and all ownership limitations contained in the Charter, which may limit or restrict such transferee’s ability to exercise its Redemption rights, and to the representations in Section 3.4.D. Any transferee, whether or not admitted as a Substituted Member, shall take subject to the obligations of the transferor hereunder. Unless admitted as a Substituted Member, no transferee, whether by a voluntary transfer, by operation of law or otherwise, shall have any rights hereunder, other than the rights of an Assignee as provided in Section 11.5.
     B. If a Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator, or receiver of such Member’s estate shall have all the rights of a Member, but not more rights than those enjoyed by other Members, for the purpose of settling or managing the estate, and such power as the Incapacitated Member possessed to transfer all or any part of his or its interest in the Company. The Incapacity of a Member, in and of itself, shall not dissolve or terminate the Company.
     C. The Managing Member may prohibit any transfer otherwise permitted under this Section 11.3 by a Member of his or her OP Units if, in the opinion of legal counsel to the Company, such transfer would require the filing of a registration statement under the Securities Act by the Company or would otherwise violate any federal or state securities laws or regulations applicable to the Company or the Company Unit.

Section 11.4 Substituted Members
     A. No Member shall have the right to substitute a transferee as a Member in his or her place (including any transferee permitted by Section 11.3). The Managing Member shall, however, have the right to consent to the admission of a transferee of the interest of a Member pursuant to this Section 11.4 as a Substituted Member, which consent may be given or withheld by the Managing Member in its sole and absolute discretion. The Managing Member’s failure or refusal to permit a transferee of any such interests to become a Substituted Member shall not give rise to any cause of action, whether at law or in equity, against the Company or any Member.
     B. A transferee who has been admitted as a Substituted Member in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Member under this Agreement. The admission of any transferee as a Substituted Member shall be subject to the transferee executing and delivering to the Managing Member an acceptance of all of the terms and conditions of this Agreement (including without limitation, the provisions of Section 2.4 and such other documents or instruments as may be required to effect the admission), each in form and substance satisfactory to the Managing Member) and the acknowledgment by such transferee that each of the representations and warranties set forth in Section 3.4 are true and correct with respect to such transferee as of the date of the transfer of the Company Interest to such transferee and will continue to be true to the extent required by such representations and warranties.
     C. Upon the admission of a Substituted Member, the Managing Member shall amend Exhibit A to reflect the name, address, number of OP Units, and Percentage Interest of such Substituted Member and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Member.
Section 11.5 Assignees
          If the Managing Member, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Member, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to all the rights of an assignee of a limited Company interest under the Act, including the right to receive distributions from the Company and the share of Net Income, Net Loss, gain and loss attributable to the OP Units assigned to such transferee, the rights to transfer the OP Units provided in this Article 11, the right of Redemption provided in Section 8.6, but shall not be deemed to be a holder of OP Units for any other purpose under this Agreement, and shall not be entitled to effect a Consent with respect to such OP Units on any matter presented to the Members for approval (such Consent remaining with the transferor Member). In the event any such transferee desires to make a further assignment of any such Company Units, such transferee shall be subject to all the provisions of this Article 11 to the same extent and in the same manner as any Member desiring to make an assignment of OP Units. Notwithstanding anything contained in this Agreement to the contrary, as a condition to becoming an Assignee, any prospective Assignee must first execute and deliver to the Company an acknowledgment that each of the representations and warranties set forth in Section 3.4 are true and correct with respect to such prospective Assignee as of the date of the prospective assignment of the Company Interest to such prospective Assignee and will continue to be true to the extent required by such representations or warranties.
Section 11.6 General Provisions
     A. No Member may withdraw from the Company other than as a result of (i) a permitted transfer of all of such Member’s OP Units in accordance with this Article 11 and the transferee(s) of such Company Units being admitted to the Company as a Substituted Member or (ii) pursuant to the exercise of its right of Redemption of all of such Member’s OP Units under Section 8.6; provided, that after such transfer, exchange or redemption such Member owns no Company Interest.
     B. Any Member who shall transfer all of such Member’s OP Units in a transfer permitted pursuant to this Article 11 where such transferee was admitted as a Substituted Member or pursuant to the exercise of its rights of Redemption of all of such Member’s OP Units under Section 8.6 shall cease to be a Member; provided, that after such transfer, exchange or redemption such Member owns no Company Interest.
     C. Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Company, unless the Managing Member otherwise agrees.
     D. If any Company Interest is transferred, assigned or redeemed during any quarterly segment of the Company’s Company Year in compliance with the provisions of this Article 11 or transferred or redeemed pursuant to Section 8.6, on any day other than the first day of a Company Year, then Net Income, Net Loss, each item thereof and all other items attributable to such Company Interest for such Company Year shall be divided and allocated between the transferor Member and the transferee Member by taking into account their varying interests during the Company Year using a method selected by the Managing Member that is in accordance with Section 706(d) of the Code. Except as otherwise agreed by the Managing Member, all distributions of Available Cash with respect to which the Company Record Date is before the date of such transfer, assignment, exchange or redemption shall be made to the transferor Member, and all distributions of Available Cash thereafter, in the case of a transfer or assignment other than a redemption, shall be made to the transferee Member.
     E. In addition to any other restrictions on transfer herein contained, including without limitation the provisions of this Article 11, in no event may any transfer or assignment of a Company Interest by any Member (including pursuant to a Redemption or exchange for REIT Shares by the Company or the Managing Member) be made (i) to any person or entity who lacks the legal right, power or capacity to own a Company Interest; (ii) in violation of applicable law; (iii) except with the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion, of any component portion of a Company Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Company Interest; (iv) except with the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion, if in the opinion of legal counsel to the Company such transfer could cause a termination of the Company for federal or state income tax purposes (except as a result of the Redemption or exchange for REIT Shares of all Company Interests held by all Members or pursuant to a transaction expressly permitted under Section 11.2); (v) if in the opinion of counsel to the Company such transfer could cause the Company to cease to be classified as a Company for federal income tax purposes (except as a result of the Redemption or exchange for REIT Shares of all Company Interests held by all Members); (vi) if such transfer could, in the opinion of counsel to the Company, cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code); (vii) if such transfer could, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; (viii) if such transfer requires the registration of such Company Interest pursuant to any applicable federal or state securities laws; (ix) except with the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion, if such transfer (1) could be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code, (2) could cause the Company to become a “publicly traded Company,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) could be in violation of Section 3.4.E(5), or (4) could cause the Company to fail one or more of the Safe Harbors (as defined in Section 11.6.F hereof); (x) if such transfer subjects the Company to be regulated under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended; (xi) except with the consent of the Managing Member, which may be given or withheld in its sole discretion, if the transferee or assignee of such Company Interest is unable to make the representations set forth in Section 3.4.C; (xii) if such transfer is made to a lender to the Company or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Company whose loan constitutes a Nonrecourse Liability, except with the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion; and provided, that as a condition to granting such consent, the lender may be required to enter into an arrangement with the Company and the Managing Member to redeem or exchange for the REIT Shares Amount any OP Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a Member in the Company for purposes of allocating liabilities to such lender under

Section 752 of the Code; or (xiii) if in the opinion of legal counsel for the Company such transfer could adversely affect the ability of the Managing Member to continue to qualify as a REIT or, except with the consent of the Managing Member, which may be given or withheld in its sole and absolute discretion, subject the Managing Member to any additional taxes under Section 857 or Section 4981 of the Code.
     F. The Managing Member shall monitor the transfers of interests in the Company (including any acquisition of OP Units by the Company or the Managing Member) to determine (i) if such interests could be treated as being traded on an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and (ii) whether such transfers of interests could result in the Company being unable to qualify for the “safe harbors” set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code) (the “Safe Harbors”). The Managing Member shall have the authority (but shall not be required) to take any steps it determines are necessary or appropriate in its sole and absolute discretion to prevent any trading of interests which could cause the Company to become a “publicly traded Company” within the meaning of Code Section 7704, or any recognition by the Company of such transfers, or to ensure that one or more of the Safe Harbors is met.
Section 11.7 Call Right Attributable to the Special Member Interest
     A. In the event of a Trigger Event (as defined in Section 11.7.B hereof), the Company shall have the right (the “Call Right”) to redeem all, or any portion, of the Special Member Interest. The Company shall exercise the Call Right by providing the Special Member with written notice of its desire to exercise the Call Right within sixty (60) days of the occurrence of a Trigger Event. The purchase price to be paid by the Company for the portion of the Special Member Interest that is subject to the Call Right shall equal the fair market value of such Interest as determined by Appraisal, and, subject to Section 11.7.C below, shall be paid in cash or in REIT Shares (at the option of the Special Member) within one hundred twenty (120) days after the Company provides the written notice required under this Section 11.7.A.
     B. For purposes of this Section 11.7, a “Trigger Event” means, at any time after the second anniversary of the Effective Date, the:
(1)	non-renewal of the Advisory Agreement upon the expiration of its then-current term;
(2)	termination of the Advisory Agreement for any reason under circumstances where an Affiliate of the Advisor does not serve as the advisor under any replacement advisory agreement; or
(3)	resignation of the Advisor under the Advisory Agreement.
     C. In the event that the Company exercises the Call Right as a result of a termination of the Advisory Agreement for “Cause” (as defined in the Advisory Agreement), the Company shall have the option to redeem all or a portion of the Special Member Interest by issuing its promissory note with (i) a term of five (5) years; (ii) annual installments of principal payable ratably over the term of the note; and (iii) a market rate of interest.
Section 11.8 Put Right of Managing Member
          The Managing Member shall have the right at any time (the “GP Put Right”) to require the Company to redeem any portion of the Managing Member Interest for the purpose of providing the Managing Member with sufficient funds to enable it to make redemptions of its stock. The Managing Member shall exercise the GP Put Right at any time by providing the Company with written notice of its desire to exercise the GP Put Right. The purchase price to be paid by the Company for the portion of the Managing Member Interest that the Managing Member desires to be redeemed shall equal the fair market value of such portion as determined by Appraisal, and shall be paid in cash within one hundred twenty (120) days after the Managing Member provides the written notice required under this Section 11.8. In the event that the Managing Member exercises the GP Put Right, the OP Units held by the Managing Member shall be reduced as appropriate.
ARTICLE 12.
ADMISSION OF MEMBERS
Section 12.1 Admission of Successor Managing Member
     A successor to all of the Managing Member’s Managing Member Interest pursuant to Section 11.2 who is proposed to be admitted as a successor Managing Member shall be admitted to the Company as the Managing Member, effective upon such transfer. Any such transferee shall carry on the business of the Company without dissolution. In each case, the admission shall be subject to the successor Managing Member executing and delivering to the Company an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. In the case of such admission on any day other than the first day of a Company Year, all items attributable to the Managing Member Interest for such Company Year shall be allocated between the transferring Managing Member and such successor as provided in Article 11.
Section 12.2 Admission of Additional Members
     A. After the admission to the Company of the initial Members on the date hereof, a Person who makes a Capital Contribution to the Company in accordance with this Agreement shall be admitted to the Company as an Additional Member only upon furnishing to the Managing Member (i) evidence of acceptance in form satisfactory to the Managing Member of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents or instruments as may be required in the discretion of the Managing Member in order to effect such Person’s admission as an Additional Member.
     B. Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Member without the consent of the Managing Member, which consent may be given or withheld in the Managing Member’s sole and absolute discretion. The admission of any Person as an Additional Member shall become effective on the date upon which the name of such Person is recorded on the books and records of the Company, following the receipt of the Capital Contribution in respect of such Member and the consent of the Managing Member to such admission. If any Additional Member is admitted to the Company on any day other than the first day of a Company Year, then Net Income, Net Loss, each item thereof and all other items allocable among Members and Assignees for such Company Year shall be allocated among such Member and all other Members and Assignees by taking into account their varying interests during the Company Year using a method selected by the Managing Member that is in accordance with Section 706(d) of the Code. All distributions of Available Cash with respect to which the Company Record Date is before the date of such admission shall be made solely to Members and Assignees other than the Additional Member (other than in its capacity as an Assignee) and, except as otherwise agreed to by the Additional Members and the Managing Member, all distributions of Available Cash thereafter shall be made to all Members and Assignees including such Additional Member.
Section 12.3 Amendment of Agreement and Certificate of Limited Company
          For the admission to the Company of any Member, the Managing Member shall take all steps necessary and appropriate under the Act to amend the records of the Company and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4.

ARTICLE 13.
DISSOLUTION AND LIQUIDATION
Section 13.1 Dissolution
          The Company shall not be dissolved by the admission of Substituted Members or Additional Members or by the admission of a successor Managing Member in accordance with the terms of this Agreement. Upon the withdrawal of the Managing Member, any successor Managing Member (selected as described in Section 13.1.B below) shall continue the business of the Company. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following (each a “Liquidating Event”):
     A. the expiration of its term as provided in Section 2.5;
     B. an event of withdrawal of the Managing Member, as defined in the Act, unless, within ninety (90) days after the withdrawal, all of the remaining Members agree in writing, in their sole and absolute discretion, to continue the business of the Company and to the appointment, effective as of the date of withdrawal, of a substitute Managing Member;
     C. subject to compliance with Section 11.2 an election to dissolve the Company made by the Managing Member, in its sole and absolute discretion;
     D. entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act;
     E. any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company;
     F. the Incapacity of the Managing Member, unless all of the remaining Members in their sole and absolute discretion agree in writing to continue the business of the Company and to the appointment, effective as of a date prior to the date of such Incapacity, of a substitute Managing Member;
     G. the redemption or exchange for REIT Shares of all Company Interests (other than those of the Managing Member) pursuant to this Agreement; or
     H. a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the Managing Member is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the Managing Member, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment all of the remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute Managing Member.
Section 13.2 Winding Up
     A. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company’s business and affairs. The Managing Member (or, in the event there is no remaining Managing Member, any Person elected by a Majority in Interest of the Members (the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Managing Member, include shares of stock in the Managing Member) shall be applied and distributed in the following order:

          (1) First, to the payment and discharge of all of the Company’s debts and liabilities to creditors other than the Members;
          (2) Second, to the payment and discharge of all of the Company’s debts and liabilities to the Managing Member;
          (3) Third, to the payment and discharge of all of the Company’s debts and liabilities to the other Members; and
          (4) The balance, if any, to the Managing Member, the Special Member and the Members in proportion to their positive Capital Account balances, determined after taking into account all Capital Account adjustments for all prior periods and the Company taxable year during which the liquidation occurs (other than those made as a result of the liquidating distribution set forth in this Section 13.2.A(4)).
     B. Notwithstanding the provisions of Section 13.2.A which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in-kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in-kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.
Section 13.3 Capital Contribution Obligation
          If any Member has a deficit balance in his, her, or its Capital Account (after giving effect to all contributions, distributions and allocations for the taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit at any time shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever, except to the extent otherwise expressly agreed to by such Member and the Company.
Section 13.4 Compliance with Timing Requirements of Regulations
          In the discretion of the Liquidator or the Managing Member, a pro rata portion of the distributions that would otherwise be made to the Managing Member and Members pursuant to this Article 13 may be:
          (1) distributed to a trust established for the benefit of the Managing Member and Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Managing Member arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Managing Member and Members from time to time, in the reasonable discretion of the Liquidator or the Managing Member, in the same proportions and the amount distributed to such trust by the Company would otherwise have been distributed to the Managing Member and Members pursuant to this Agreement; or
          (2) withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Managing Member and Members in the manner and priority set forth in Section 13.2.A as soon as practicable.

Section 13.5 Deemed Contribution and Distribution
          Notwithstanding any other provision of this Article 13, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Company’s property shall not be liquidated, the Company’s liabilities shall not be paid or discharged, and the Company’s affairs shall not be wound up. Instead, the Company shall be deemed to have contributed all of its assets and liabilities to a new Company in exchange for an interest in the new Company. Immediately thereafter, the Company shall be deemed to distribute interests in the new Company to the Managing Member and Members in proportion to their respective interests in the Company in liquidation of the Company.
Section 13.6 Rights of Members
          Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of his Capital Contribution and shall have no right or power to demand or receive property from the Managing Member. No Member shall have priority over any other Member as to the return of his Capital Contributions, distributions or allocations.
Section 13.7 Notice of Dissolution
          In the event a Liquidating Event occurs or an event occurs that would, but for provisions of Section 13.1, result in a dissolution of the Company, the Managing Member shall, within thirty (30) days thereafter, provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Managing Member) and shall publish notice thereof in a newspaper of general circulation in each place in which the Company regularly conducts business (as determined in the discretion of the Managing Member).
Section 13.8 Cancellation of Certificate of Formation
          Upon the completion of the liquidation of the Company’s cash and property as provided in Section 13.2, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in jurisdictions shall be cancelled and such other actions as may be necessary to terminate the Company shall be taken.
Section 13.9 Reasonable Time for Winding-Up
          A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 13.2, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Members during the period of liquidation.
Section 13.10 Waiver of Partition
          Each Member hereby waives any right to partition of the Company property.
ARTICLE 14.
AMENDMENT OF COMPANY AGREEMENT; CONSENTS
Section 14.1 Amendments
     A. The actions requiring Consent or approval of the Members or pursuant to this Agreement, including Section 7.3, or otherwise pursuant to applicable law, are subject to the procedures in this Article 14.
     B. Amendments to this Agreement requiring the Consent or approval of Members may be proposed by the Managing Member or by Members holding twenty-five percent (25%) or more of the Company Interests held by Members. Following such proposal, the Managing Member shall submit any proposed amendment to the Members. The Managing Member shall seek the written consent of the Members on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written consent, the Managing Member may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a consent which is consistent with the Managing Member’s recommendation (if so recommended) with respect to the proposal; provided, that an action shall become effective at such time as requisite consents are received even if prior to such specified time.
     C. No amendment to this Agreement that would adversely affect the rights and interests of the Special Member may be made without the prior written consent of the Special Member.
Section 14.2 Action by the Members
     A. Meetings of the Members may be called by the Managing Member and shall be called upon the receipt by the Managing Member of a written request by Members holding twenty-five percent (25%) or more of the Company Interests held by Members. The notice shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Members may vote in person or by proxy at such meeting. Whenever the vote or Consent of the Members or of the Members is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Members or may be given in accordance with the procedure prescribed in Section 14.1.
     B. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken is signed by the percentage as is expressly required by this Agreement for the action in question. Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of the Percentage Interests of the Members (expressly required by this Agreement). Such consent shall be filed with the Managing Member. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.
     C. Each Member may authorize any Person or Persons to act for him by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it.
     D. Each meeting of Members shall be conducted by the Managing Member or such other Person as the Managing Member may appoint pursuant to such rules for the conduct of the meeting as the Managing Member or such other Person deems appropriate.
     E. On matters on which Members are entitled to vote, each Member shall have a vote equal to the number of OP Units held.
ARTICLE 15.
GENERAL PROVISIONS
Section 15.1 Addresses and Notice
          Any notice, demand, request or report required or permitted to be given or made to a Member or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Member or Assignee at the address set forth in Exhibit A or such other address as the Members shall notify the Managing Member in writing.
Section 15.2 Titles and Captions
          All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.
Section 15.3 Pronouns and Plurals
          Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.
Section 15.4 Further Action
          The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
Section 15.5 Binding Effect
          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
Section 15.6 Creditors
          Other than as expressly set forth herein with respect to Indemnitees, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.
Section 15.7 Waiver
          No failure or delay by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon any breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.
Section 15.8 Counterparts
          This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.
Section 15.9 Applicable Law
          This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
Section 15.10 Invalidity of Provisions
          If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
Section 15.11 Entire Agreement
          This Agreement contains the entire understanding and agreement among the Members with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreements among them with respect thereto.

Section 15.12 No Rights as Stockholders
          Nothing contained in this Agreement shall be construed as conferring upon the holders of OP Units any rights whatsoever as stockholders of the Managing Member, including without limitation any right to receive dividends or other distributions made to stockholders of the Managing Member or to vote or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Managing Member or any other matter.
[the remainder of this page is intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first written above.

Managing Member:		CORPORATE PROPERTY ASSOCIATES 16 - GLOBAL INCORPORATED,
a Maryland corporation

	By:	/s/

Name:

Title:

Special Member:		CAREY REIT III, INC.
a Maryland corporation

	By:	/s/

Name:

Title:

Appendix E

FORM OF ARTICLES OF AMENDMENT

FORM OF

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

ARTICLES OF AMENDMENT

Corporate Property Associates 16 — Global Incorporated, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The charter of the Corporation (the “Charter”) is hereby amended by deleting therefrom in its entirety paragraph (a) from Article III and inserting in lieu thereof the following new paragraph to read as follows:

‘‘(a) The Company has authority to issue 400,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, $.001 par value per share (the “Shares”). The aggregate par value of all authorized shares of capital stock having par value is $400,000.00.”

SECOND:  The total number of shares of stock which the Corporation had authority to issue immediately prior to the foregoing amendment of the Charter was 250,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, $.001 par value per share. The aggregate par value of all authorized shares of capital stock having par value was $250,000.00.

THIRD:  The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment of the Charter is 400,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, $.001 par value per share. The aggregate par value of all authorized shares of capital stock having par value is $400,000.00.

FOURTH:  The information required by Section 2-607(b)(2)(i) of the Maryland General Corporation Law is not changed by the foregoing amendment of the Charter.

FIFTH:  The amendment to the Charter as set forth above has been duly advised by the board of directors of the Corporation and approved by the stockholders of the Corporation as required by law.

The undersigned President of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

E-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its President and attested by its Secretary on this           day of          , 2011.

ATTEST:		CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

By:
Susan C. Hyde		Thomas E. Zacharias
Secretary		President

E-2

Appendix F

OPINION OF ROBERT A. STANGER & CO. INCORPORATED

Robert A. Stanger & Co., Inc. Investment Banking	1129 Broad Street, Suite 201 Shrewsbury, New Jersey 07702-4314 (732) 389-3600 FAX: (732) 389-1751 (732) 544-0779

The Special Committee of
The Board of Directors of
Corporate Property Associates 14 Incorporated
30 Rockefeller Center
New York, New York 10020

Gentlemen:

Robert A. Stanger & Co., Inc. (“Stanger”) has been advised that Corporate Property Associates 14 Incorporated (“CPA 14” or the “Company”) is considering entering into a: (i) an Agreement and Plan of Merger (the “Merger Agreement”) among CPA 14, Corporate Property Associates 16 — Global Incorporated (“CPA 16”), CPA 16 Merger Sub Inc., an indirect wholly owned subsidiary of CPA 16 (“Merger Sub”) and certain related entities pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, CPA 14 will be merged with and into Merger Sub (the “Merger Transaction”, which defined term shall include, if applicable, the Alternate Merger as defined in the Merger Agreement); (ii) an Agreement for Sale and Purchase (the “CPA 17 Agreement for Sale and Purchase”) between CPA 14 and Corporate Property Associates 17 — Global Incorporated (“CPA 17”) pursuant to which, on the terms and subject to the conditions set forth in the CPA 17 Agreement for Sale and Purchase, CPA 14 will sell its interests in those certain properties identified therein (collectively, the “CPA 17 Sale Properties”) to CPA 17 (the “CPA 17 Sale”); and (iii) an Agreement for Sale and Purchase (the “WPC Agreement for Sale and Purchase”) between CPA 14 and W.P. Carey & Co. LLC (“WPC”) pursuant to which, on the terms and subject to the conditions set forth in the WPC Agreement for Sale and Purchase, CPA 14 will sell its interests in those certain properties identified therein (collectively, the “WPC Sale Properties”) to WPC (the “WPC Sale”, and together with the CPA 17 Sale, the “Sale Transactions”, and together with the Merger Transaction, the “Transaction”). We have also been advised that WPC is the parent of Carey Asset Management Corp., which is the advisor to each of CPA 14 and CPA 16 (the “Advisor”).

Under the Merger Agreement, the stockholders of CPA 14 will be asked to approve the Merger Transaction, and each share of CPA 14 common stock ($.001 par value per share) outstanding immediately prior to the effective time of the Merger Transaction shall be converted into the right to receive, at the election of each CPA 14 stockholder either: (i) that number of shares of CPA 16 common stock ($.001 par value per share) equal to the product of (A) the number of shares of CPA 14 common stock owned by such stockholder and (B) 1.1932 (the “Exchange Ratio”), together with cash in lieu of fractional shares (such product, together with cash in lieu of fractional shares, being referred to as the “Stock Consideration”), or (ii) an amount of cash equal to the product of (A) the number of shares of CPA 14 common stock owned by such stockholder and (B) $10.50 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”), on terms and conditions set forth in the Merger Agreement. Under the Merger Agreement, in the event that stockholders of CPA 14 (other than WPC and its affiliates) owning more than 50% of CPA 14’s outstanding shares elect to receive the Cash Consideration, then CPA 16 may elect to terminate the Merger Transaction. In connection with the Sale Transactions, we have been advised that CPA 14 will (i) sell the assets and liabilities as set forth in the CPA 17 Agreement for Sale and Purchase in exchange for gross cash consideration of $211,385,714, including mark-to-market adjustments on debt outstanding and the assumption of debt with face value equal to $153,923,139 by CPA 17, subject to adjustment and on terms and conditions as set forth in the CPA 17 Agreement for Sale and Purchase (together, the “CPA 17 Consideration”), and (ii) sell the assets and liabilities as set forth in the WPC Agreement for Sale and Purchase in exchange for

F-1

gross cash consideration of $96,743,938, including mark-to-market adjustments on debt outstanding and the assumption of debt with face value equal to $64,663,044 by WPC, subject to adjustment and on terms and conditions as set forth in the WPC Agreement for Sale and Purchase (together, the “WPC Consideration”, and together with the CPA 17 Consideration, the “Sale Consideration”). We have also been advised that in connection with the Sale Transactions, after approval of the Merger Transaction by the stockholders of CPA 14 and the stockholders of CPA 16 but prior to the effective time of the Merger Transaction, CPA 14 intends to make a pro rata special cash distribution to its stockholders of $1.00 per share, representing the aggregate net proceeds of the Sale Transactions plus additional cash amounts (the “Special Distribution”, together with the Merger Consideration, the “Consideration”).

CPA14 has formed a Special Committee of the Board of Directors to consider certain matters relating to the Transaction, and the Special Committee has requested that Stanger provide our opinion as to the fairness to the stockholders of CPA14 (other than WPC and its affiliates), from a financial point of view, of (i) the Merger Consideration to be received by such stockholders in connection with the Merger Transaction; (ii) the Special Dividend to be received by such stockholders in connection with the Sale Transactions; and (iii) the Consideration to be received by such stockholders in connection with the Transaction.

In the course of our review to render this opinion, we have, among other things:

•	Reviewed a draft copy of the Merger Agreement, which draft CPA 14 has indicated to be in substantially the form intended to be entered into by the parties;

•	Reviewed a draft copy of the CPA 17 Agreement for Sale and Purchase and the WPC Agreement for Sale and Purchase, which drafts CPA 14 has indicated to be in substantially the form intended to be entered into by the parties;

•	Reviewed CPA14’s annual reports to shareholders and audited financial statements filed with the SEC on Form 10-K for the three fiscal years ending December 31, 2007, 2008, and 2009;

•	Reviewed CPA14’s quarterly reports and unaudited financial statements filed with the SEC on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, which report CPA 14 has indicated to be the most current financial statements available;

•	Reviewed CPA16’s annual reports to shareholders and audited financial statements filed with the SEC on Form 10-K for the three fiscal years ending December 31, 2007, 2008, and 2009;

•	Reviewed CPA16’s quarterly reports and unaudited financial statements filed with the SEC on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, which reports CPA16 has indicated to be the most current financial statements available;

•	Reviewed the acquisition parameters for similar properties as summarized in surveys prepared by PriceWaterhouseCoopers/Korpacz and Real Estate Research Corporation;

•	Reviewed internal financial analyses and forecasts prepared by CPA 14 and CPA 16, and of cash flow from operations, funds from operations (FFO), adjusted funds from operations (AFFO), and dividend distributions for CPA 14 and CPA 16;

•	Reviewed the net asset value of CPA 14, which was calculated by WPC using as one of the factors in the calculation the results of the portfolio appraisal for the CPA 14 properties dated September 30, 2010;

•	Reviewed the net asset value of CPA 16, which was calculated by WPC using as one of the factors in the calculation the results of the portfolio appraisal for the CPA 14 properties dated September 30, 2010;

•	Reviewed certain publicly available financial information and operating statistics for public companies deemed similar to CPA 14 and CPA 16;

•	Reviewed certain publicly available information concerning selected real estate company sale and merger transactions deemed relevant to our inquiries;

•	Discussed with members of senior management of CPA 14, CPA 16, WPC and the Advisor conditions in domestic and foreign real property markets, conditions in those markets for sales/acquisitions of

F-2

properties similar to those owned by CPA 14 and CPA 16, current and projected operations and performance, financial condition and future prospects of CPA 14 and CPA 16; and

•	Conducted other studies, analyses, inquiries and investigations as we deemed appropriate.

In conducting our review and in rendering this opinion, we have assumed with your consent that the definitive Merger Agreement, CPA 17 Agreement for Sale and Purchase and WPC Agreement for Sale and Purchase will not, when executed, differ in any material respect from the drafts thereof which we have last reviewed, and that the Merger Transaction and the Sale Transactions will be consummated on the terms and conditions as described in the respective draft copies that we have last reviewed, without any waiver of any materials terms by CPA 14, CPA 16, WPC, CPA 17 or any other party thereto. We have also assumed that the Merger Transaction, the CPA 17 Sale Transaction and the WPC Sale Transaction, were each negotiated on an arm’s-length basis with respect to WPC in light of various potential conflicts of interest, including the existence of common officers and directors of CPA 14, CPA 16, CPA 17 and WPC, WPC and its affiliates acting as external advisor and service provider to CPA 14, CPA 16, CPA 17 and WPC’s purchase of certain assets from CPA 14, and WPC’s receipt of substantial fees in connection with the Transaction.

We have also relied upon and assumed, without independent verification and with your consent, the accuracy and completeness of all financial and all other information that was furnished or otherwise communicated to us by CPA 14, CPA 16, WPC or the Advisor. We have not been asked to perform, and did not perform, an independent evaluation or appraisal of the properties, assets and liabilities of CPA 14 or CPA 16 and have assumed the accuracy of the portfolio appraisals and the other balance sheet value determinations for non-real estate assets and liabilities thereto made by WPC and/or the Advisor to determine the net asset value of CPA 14 and CPA 16. Although we have reviewed the net asset values assigned to CPA 14 and CPA 16, which valuations were derived in part from the appraisals of the fair market value of CPA 14’s and CPA 16’s portfolio of real properties, we did not independently verify such valuations in connection with our analyses or this opinion. Estimates of values of companies or assets do not purport to be appraisals, are inherently subject to uncertainty, and do not necessarily reflect the prices which would be realized in an actual sale of the companies or assets.

We have also relied on the assurances of CPA 14, CPA 16, WPC and the Advisor that any pro forma financial statements, projections, budgets, or value estimates, and the assumptions that form the bases thereof, provided to us were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that the determinations of compensation due the Advisor in connection with the Transaction are consistent with the provisions of the Amended and Restated Advisory Agreement, dated as of October 1, 2009, between CPA 14 and the Advisor and the Asset Management Agreement dated as of September 2, 2008, between CPA 14 and W.P. Carey & Co. B.V.; that no material changes have occurred in the appraised value of the portfolios, the net asset values or the information reviewed between the date of the net asset values or the date of the other information provided and the date of this letter; and that none of CPA 14, CPA 16, the Advisor, W.P. Carey & Co. B.V. or WPC is aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect. We have expressed no view as to the forecasts or projections provided to us or the assumptions on which they were based. Such forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain including, but not limited to, general economic, business, capital and real estate market conditions. Therefore, actual results could vary significantly from those set forth in such forecasts and projections.

We have not been requested to, and therefore did not: (i) select the method of determining the Merger Consideration or the Sale Consideration offered in the Merger Transaction and Sale Transaction, respectively; (ii) make any recommendation to the stockholders of CPA 14 or CPA 16 with respect to whether to approve or reject the Merger Transaction or whether to select cash or common stock in the Merger Transaction; (iii) solicit the interest of any other parties in pursuing any transaction with CPA 14; or (iv) express any opinion or in any manner address in our opinion: (a) the business decision to proceed with or effect the Transaction or any alternatives to the Transaction; (b) the relative merits of the Merger Transaction and the Sale Transactions with each other or with those of any other transaction or business strategy; (c) the allocation of Consideration among the properties or between the cash purchase price and the assumable loans; (d) the fairness of the amount or the nature of any compensation to any officers, directors, or employees of any parties to the Transaction, or any class of such

F-3

persons relative to the Consideration to be received by the stockholders of CPA 14 (other than WPC and its affiliates) in the Transaction; (e) the value, price or possible future trading range of shares, or business prospects, of CPA 16 following the Merger Transaction; (f) any legal, tax, regulatory or accounting matters, as to which we understand that CPA 14 has obtained such advice as it deemed necessary from qualified professionals; (g) any tax or other consequences that might result from the Transaction; (h) the amounts or allocations of expenses associated with the Transaction, including any compensation paid to the Advisor, or (i) any terms of the Transaction other than the Merger Consideration and the Sale Consideration.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date of this letter (i) the Merger Consideration to be received by the stockholders of CPA 14 (other than WPC and its affiliates) in connection with the Merger Transaction; (ii) the Special Dividend to be received by the stockholders of CPA 14 (other than WPC and its affiliates) in connection with the Sale Transactions; and (iii) the Consideration to be received by the stockholders of CPA 14 (other than WPC and its affiliates) in connection with the Transaction is, in each case, fair to such stockholders from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Special Committee of the Board of Directors of CPA 14 that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and facts, could create an incomplete view of the evaluation process underlying this opinion.

Our opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Transaction in the context of information available as of the date of our analysis. Events occurring after that date may materially affect the value of the assets and the assumptions used in preparing this opinion.

We have acted as financial advisor to CPA 14 in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion. No portion of our fees is contingent upon the consummation of the Transaction or our findings with respect to fairness. In addition, CPA 14 has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise in connection with our engagement. We have performed various consulting, valuation, investment banking and financial advisory services for CPA 14, WPC and its affiliates, in the past, and may perform such services in the future, and we have received and expect to receive customary fees for such services. During the past two years we have provided certain valuation services to WPC and financial advisory services to CPA 14 for which we have received customary compensation. In addition, WPC and certain of its affiliates subscribe to certain publications produced by us during the past two years for which we receive customary compensation.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee of the Board of Directors of CPA 14 and is rendered to the Special Committee of the Board of Directors of CPA 14 in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to the Board of Directors of CPA 14, the Special Committee of the Board of Directors of CPA 14, or CPA 14 to proceed with the Transaction, nor does it constitute a recommendation to any stockholder of CPA 14 as to how such stockholders should vote with respect to the Merger Transaction or any option such stockholder should elect in connection with the Merger Transaction.

Yours truly,

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.
Shrewsbury, NJ
December 13, 2010

F-4

Appendix G

OPINION OF DEUTSCHE BANK SECURITIES INC.

December 13, 2010

Special Committee of the Board of Directors
Corporate Property Associates 16 — Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

Ladies and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Special Committee of the Board of Directors (the “Special Committee”) of Corporate Property Associates 16 — Global Incorporated (“CPA16”) in connection with the proposed merger of Corporate Property Associates 14, Incorporated (“CPA14”) into CPA 16 Merger Sub Inc., a direct wholly owned subsidiary of CPA16 (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated December 13, 2010 (including the schedules and exhibits thereto, the “Merger Agreement”), among CPA16, CPA 16 Acquisition Inc. (“Acquisition”), CPA 16 Holdings Inc. (“Holdings”), Merger Sub, CPA14, CPA 14 Sub Inc., W.P. Carey & Co. LLC (“W.P. Carey”), the ultimate parent of the external manager of CPA14 and CPA16, and, for certain limited purposes, Carey Asset Management Corp. and W.P. Carey & Co. B.V., which provides, among other things, for the merger of CPA14 into Merger Sub (together with certain potential amendments to the structure of the merger as set forth more fully in the Merger Agreement, the “Merger”), as a result of which Merger Sub, as the surviving corporation and successor entity to CPA14, will become a wholly owned subsidiary of CPA16. As set forth more fully in the Merger Agreement, upon effectiveness of the Merger, each stockholder of CPA14 (each, a “CPA14 Stockholder”) shall be entitled to receive, at the election of such CPA14 Stockholder, either (i) a number of shares of CPA16’s common stock, $.001 par value per share, equal to the product of (A) the number of shares of CPA14’s common stock, par value $.001 per share (“CPA14 Common Stock”), owned by such CPA14 Stockholder and (B) 1.1932 (the “Exchange Ratio”, and such product being referred to as the “Stock Consideration”), together with cash in lieu of any fractional shares, or (ii) an amount of cash equal to the product of (A) the number of shares of CPA14 Common Stock owned by such CPA14 Stockholder and (B) $10.50 (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger and certain related transactions are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to CPA16 of the Merger Consideration.

In connection with Deutsche Bank’s role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning CPA14 and CPA16 and certain internal analyses, financial forecasts and other information furnished to it by W.P. Carey. Deutsche Bank has also held discussions with representatives of W.P. Carey on behalf of CPA14 and CPA16 regarding the businesses and prospects of their respective companies and the joint prospects of a combined company following consummation of the Merger. In addition, Deutsche Bank has (i) compared certain financial information for CPA14 and CPA16 with similar information for certain other companies we considered relevant whose securities are publicly traded, (ii) reviewed the financial terms of certain recent acquisitions and dispositions which it deemed relevant in whole or in part, (iii) reviewed the net asset value estimates for CPA14 and CPA16 provided by W.P. Carey and derived from third party appraisals as of September 30, 2010 (the “NAV Estimates”), (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning CPA14 or CPA16, including, without limitation, any financial information, the NAV Estimates or forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of CPA14 or CPA16, nor have we evaluated the solvency or fair value of CPA14 or CPA16 under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of W.P. Carey on behalf of CPA14 or CPA16, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. Deutsche Bank also expresses no view as to, and our opinion does not address, the potential reorganization of CPA16 as an umbrella partnership real estate investment trust in connection with the Merger. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the representations and warranties of CPA14, CPA16, Merger Sub and W.P. Carey contained in the Merger Agreement are true and correct, CPA14, CPA16 and W.P. Carey will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each party to the Merger Agreement to consummate the Merger will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either CPA14 or CPA16 is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on CPA14 or CPA16 or materially reduce the contemplated benefits of the Merger to CPA16. Deutsche Bank has also assumed that prior to the consummation of the Merger, CPA14 will have made a special cash distribution of $1.00 per share to its stockholders. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Merger will be tax-free to each of CPA16 and its stockholders and CPA14 and its stockholders who elect stock consideration in the Merger. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Committee with respect to such issues. Representatives of CPA16 and the Special Committee have informed us, and we have further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the drafts we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Special Committee and is not a recommendation to the stockholders of CPA16 to approve the Merger. Deutsche Bank expresses no opinion as to the merits of the underlying decision by CPA16 to engage in the Merger. This opinion is limited to the fairness, from a financial point of view, to CPA16 of the Merger Consideration, and is subject to the assumptions, limitations, qualifications and other conditions contained herein. You have not asked us to, and this opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of CPA16, nor does it address the fairness of the contemplated benefits of the Merger. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Merger, or any class of such persons, in connection with the Merger and any related transactions relative to the consideration to be received by CPA16 or CPA14. Deutsche Bank expresses no opinion as to the election by any CPA14 Stockholder to receive the Merger Consideration as Stock Consideration or as Cash Consideration.

We were not requested to, and we did not, consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies.

Deutsche Bank will be paid a fee for its services as financial advisor to the Special Committee in connection with the Merger, a portion of which is contingent upon consummation of the Merger. CPA16 has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). DB Group may provide investment and commercial banking services to CPA16 and CPA14 in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of CPA16 for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to CPA16.

This letter is provided to the Special Committee in connection with and for the purposes of its evaluation of the Merger. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with the prior written approval of Deutsche Bank, provided that this opinion may be reproduced in full in any proxy or information statement mailed by CPA16 to its stockholders in connection with the Merger.

Very truly yours,

/s/  Deutsche Bank Securities Inc.
DEUTSCHE BANK SECURITIES INC.

Appendix H

MARYLAND GENERAL CORPORATION LAW

TITLE 3, SUBTITLE 2
RIGHTS OF OBJECTING STOCKHOLDERS

Sec. 3-201.  DEFINITIONS

(a) In general. — In this subtitle the following words have the meanings indicated.

(b) Affiliate. — “Affiliate” has the meaning stated in sec. 3-601 of this title.

(c) Associate. — “Associate” has the meaning stated in sec. 3-601 of this title.

(d) Beneficial owner. — “Beneficial owner”, when used with respect to any voting stock, means a person that:

(1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

(2) Individually or with any of its affiliates or associates, has:

(i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

(ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

(3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) Executive officer. — “Executive officer” means a corporation’s president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f) Successor.—

(1) “Successor”, except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(2) “Successor”, when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) Voting stock.- “Voting stock” has the meaning stated in sec. 3-601 of this title.

Sec. 3-202.  RIGHT TO FAIR VALUE OF STOCK

(a) General rule. — Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under sec. 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; or

(5) The transaction is governed by sec. 3-602 of this title or exempted by sec. 3-603(b) of this title.

(b) Basis of fair value. —

(1) Fair value is determined as of the close of business:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under sec. 3-106 of this title; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by sec. 3-602 of this title or exempted by sec. 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of sec. 3-603(b) of this title.

(c) When right to fair value does not apply. — Unless the transaction is governed by sec. 3-602 of this title or is exempted by sec. 3-603 (b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under sec. 3-106 of this title; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of sec. 3-106 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(d) Merger, consolidation or share exchange. — With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder’s stock if:

(1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

(i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

(ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

(iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

(2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of five percent or more of the outstanding voting stock of the corporation at any time within the one-year period ending on:

(i) The day the stockholders voted on the transaction objected to; or

(ii) With respect to a merger under sec. 3-106 of this title, the effective date of the merger; and

(3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the one-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) Beneficial owners. — If directors or executive officers of the corporation are beneficial owners of stock in accordance with sec. 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

Sec. 3-203.  PROCEDURE BY STOCKHOLDER

(a) Specific duties. — A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under sec. 3-106; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under sec. 2-505 (b) of this article, within 10 days after the corporation gives the notice required by sec. 2-505 (b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. — A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

Sec. 3-204.  EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

Sec. 3-205.  WITHDRAWAL OF DEMAND

A demand for payment may be withdrawn only with the consent of the successor.

Sec. 3-206.  RESTORATION OF DIVIDEND AND OTHER RIGHTS

(a) When rights restored. — The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. — The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

Sec. 3-207.  NOTICE AND OFFER TO STOCKHOLDERS

(a) Duty of successor. —

(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. — The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

Sec. 3-208  PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS; JOINDER OF OBJECTORS

(a) Petition for appraisal. — Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. —

(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

Sec. 3-209.  NOTATION ON STOCK CERTIFICATE

(a) Submission of certificate. — At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. — If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

Sec. 3-210.  APPRAISAL OF FAIR VALUE

(a) Court to appoint appraisers. — If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers — Filing. — Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Same — Contents. — The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Same — Service; objection. —

(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

Sec. 3-211.  ACTION BY COURT ON APPRAISERS’ REPORT

(a) Order of court. — The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. —

(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. —

(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under sec. 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d) Costs of proceedings. —

(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under sec. 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) Effect of judgment. — The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

Sec. 3-212.  SURRENDER OF STOCK

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

Sec. 3-213.  RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK

(a) General rule. — A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle.

(b) Successor in transfer of assets. — After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. — Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Section 1.1. ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a) Corporate Property Associates 16 — Global Incorporated

CPA®:16 — Global’s charter limits the liability of its directors and officers to CPA®:16 — Global and its stockholders to the fullest extent permitted by the laws of the State of Maryland. The MGCL presently permits the limitation of liability of directors and officers to a corporation or its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The provisions of CPA®:16 — Global’s charter do not limit the ability of CPA®:16 — Global or its stockholders to obtain other relief, such as injunction or rescission.

Except as otherwise provided therein, CPA 16’s charter requires CPA 16 to indemnify directors and officers to the full extent required or permitted by the statutory and common law of the State of Maryland now or hereafter in force, whether they are serving CPA 16 or, at CPA 16’s request, any other entity (including advances for legal expenses and other reasonable costs resulting from legal action). CPA 16’s charter requires CPA 16 to indemnify other employees and agents as authorized by the directors or prescribed by the bylaws and as permitted by law, whether they are serving CPA 16 or, at CPA 16’s request, any other entity. However, Article VI of CPA 16’s charter and Article X of CPA®:16 — Global’s bylaws, as amended, provides that its directors, their affiliates who are performing services on behalf of CPA®:16 — Global, and CPA®:16 — Global’s advisor may be indemnified by CPA®:16 — Global for losses arising from the operation of CPA®:16 — Global only if all of the following conditions are met: (i) the director, their affiliates who are performing services on behalf of CPA®:16 — Global, or the advisor had determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CPA®:16 — Global; (ii) the director, their affiliates who are performing services on behalf of CPA®:16 — Global, or the advisor were acting on behalf of or performing services for CPA®:16 — Global; and (iii) such liability or loss was not the result of negligence or misconduct by the director, excluding, in the case of CPA®:16 — Global’s bylaws, the independent directors, their affiliates who are performing services on behalf of CPA®:16 — Global, or CPA®:16 — Global’s advisor or, in the case of CPA®:16 — Global’s bylaws, the result of gross negligence or willful misconduct by the independent directors. Recovery pursuant to indemnification provided by the charter and bylaws will be made only out of the net assets of CPA®:16 — Global and not from CPA®:16 — Global stockholders. Indemnification of the directors, the advisor or any of their affiliates will not be allowed for liability imposed by judgment and any costs, including attorney’s fees, arising out of or from an alleged violation of state or federal securities laws unless at least one of the following conditions is met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, provided however, that any party seeking indemnification pursuant to the charter and bylaws will apprise the court of the position of the SEC and the various state securities administrators, with respect to indemnification for securities law violations, before seeking court approval for indemnification. Furthermore, CPA®:16 — Global may make advances to a director, their affiliates who are performing services on behalf of CPA®:16 — Global, or CPA®:16 — Global’s advisor for legal expenses and other costs incurred as a result of any legal action initiated against the directors, their affiliates who are performing services on behalf of CPA®:16 — Global, or CPA®:16 — Global’s advisor only if the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services by the directors, their affiliates or CPA®:16 — Global’s advisor on behalf of CPA®:16 — Global; (ii) the legal action is initiated by a third party who is not a CPA®:16 — Global stockholder or the legal action is initiated by a CPA®:16 — Global stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the directors, their affiliates who are performing services on behalf of CPA®:16 — Global, and CPA®:16 — Global’s advisor undertake to repay the advanced funds to CPA®:16 — Global, with interest, in cases in which they would not be entitled to indemnification.

Section 2-418 of the MGCL requires a corporation, unless its charter provides otherwise, which the CPA®:16 — Global charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity against reasonable expenses incurred in connection with the proceeding. Section 2-418 of the MGCL generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to CPA®:16 — Global or CPA®:16 — Global stockholders. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by, or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer adjudged to be liable on the basis that personal benefit was improperly received. A court of appropriate jurisdiction may order indemnification, but only for expenses, in proceedings by or in the right of the corporation or in which liability has been adjudged on the basis of improper personal benefit. A corporation may not indemnify a director or advance expenses for a proceeding brought by that director against the corporation, except for a proceeding brought to enforce a right of indemnification or if the charter or bylaws of the corporation, or a board resolution or an agreement with the corporation approved by the board of directors expressly provides otherwise. There is no such provision in CPA®:16 — Global’s charter or bylaws, or in any resolution of the board of directors or agreement. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent or an entry of an order of probation prior to judgment creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification.

CPA®:16 — Global has provided for the benefit of its directors and officers, a directors’ and officers’ liability insurance policy.

Section 1.2. ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed as part of this registration statement. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit
Number	Description	Method of Filing

2.1	Agreement and Plan of Merger, dated as of December 13, 2010, by and among Corporate Property Associates 16 — Global Incorporated, CPA 16 Acquisition Inc., CPA 16 Holdings Inc., CPA 16 Merger Sub Inc., Corporate Property Associates 14 Incorporated, CPA 14 Sub Inc., W. P. Carey & Co. LLC and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V.	Appendix A to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)

Exhibit
Number	Description	Method of Filing

3.1	Charter of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Pre-effective Amendment No. 2 to Registration Statement on Form S-11 (No. 333-106838), filed on December 10, 2003
3.2	Bylaws of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 14, 2009
3.3	Charter of CPA 16 Holdings Inc.	Filed herewith
3.4	Bylaws of CPA 16 Holdings Inc.	Filed herewith
4.1	Amended and Restated 2003 Distribution Reinvestment and Stock Purchase Plan of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 (No. 333-106838), filed on November 21, 2003
4.2	2011 Distribution Reinvestment and Stock Purchase Plan of CPA 16 Holdings Inc.	Filed herewith
5.1	Form of Opinion of Clifford Chance US LLP as to the legality of Corporate Property Associates 16 — Global Incorporated’s securities to be issued	Filed herewith
5.2	Form of Opinion of Clifford Chance US LLP as to the legality of CPA 16 Holdings Inc.’s securities to be issued	Filed herewith
8.1	Form of Opinion of Clifford Chance US LLP regarding certain tax matters concerning the merger and the alternate merger	Filed herewith
8.2	Form of Opinion of Greenberg Traurig, LLP regarding certain tax matters concerning the merger and the alternate merger	Filed herewith
10.1	Amended and Restated Advisory Agreement, dated as of October 1, 2009, between Corporate Property Associates 16 — Global Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 13, 2009
10.2	Asset Management Agreement, dated as of July 1, 2008, between Corporate Property Associates 16 — Global Incorporated and W. P. Carey & Co. B.V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 14, 2008
10.3	Agreement for Sale and Purchase, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated and Corporate Property Associates 17 — Global Incorporated on behalf of the single purpose entities to be formed for the purpose of acquiring the interests	Appendix B to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)
10.4	Agreement for Sale and Purchase, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated and W. P. Carey & Co. LLC	Appendix C to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)
21.1	List of subsidiaries of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 26, 2010
21.2	List of subsidiaries of CPA 16 Holdings Inc.	Filed with the Registration Statement on Form S-4 (No. 333-171538) on January 5, 2011

Exhibit
Number	Description	Method of Filing

23.1	Consent of PricewaterhouseCoopers LLP regarding Corporate Property Associates 14 Incorporated	Filed herewith
23.2	Consent of PricewaterhouseCoopers LLP regarding Corporate Property Associates 16 — Global Incorporated	Filed herewith
23.3	Consent of Clifford Chance US LLP	Included in Exhibits 5.1 and 5.2
23.4	Consent of Greenberg Traurig, LLP	Included in Exhibit 8.2
23.5	Consent of Deutsche Bank Securities Inc.	Filed herewith
23.6	Consent of Robert A. Stanger & Co. Incorporated	Filed herewith
24.1	Powers of Attorney	Contained on Signature Pages of Registration Statement on Form S-4 (No. 333-171538)
99.1	Form of Proxy Card for Corporate Property Associates 16 — Global Incorporated	Filed herewith
99.2	Form of Proxy Card for Corporate Property Associates 14 Incorporated	Filed herewith

Section 1.3. ITEM 22.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 8, 2011.

CORPORATE PROPERTY ASSOCIATES
16 — GLOBAL INCORPORATED

By:	/s/ Trevor P. Bond
Trevor P. Bond
Chief Executive Officer (Principal Executive
Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 8, 2011.

Wm. Polk Carey	Chairman of the Board and Director	* Wm. Polk Carey March 8, 2011

Trevor P. Bond	Chief Executive Officer (Principal Executive Officer)	/s/ Trevor P. Bond Trevor P. Bond March 8, 2011

Elizabeth P. Munson	Director	* Elizabeth P. Munson March 8, 2011

Richard J. Pinola	Director	* Richard J. Pinola March 8, 2011

Mark J. DeCesaris	Chief Financial Officer (Principal Financial Officer)	/s/ Mark J. DeCesaris Mark J. DeCesaris March 8, 2011

Thomas J. Ridings, Jr.	Chief Accounting Officer (Principal Accounting Officer)	/s/ Thomas J. Ridings, Jr. Thomas J. Ridings, Jr. March 8, 2011

*	By her signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of the persons indicated.

By:	/s/ Susan C. Hyde
Susan C. Hyde
as Attorney-in-Fact
March 8, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 8, 2011.

CPA 16 HOLDINGS INC.

By:	/s/ Trevor P. Bond
Trevor P. Bond
Chief Executive Officer (Principal Executive
Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 8, 2011.

Wm. Polk Carey	Chairman of the Board and Director	* Wm. Polk Carey March 8, 2011

Trevor P. Bond	Chief Executive Officer (Principal Executive Officer)	/s/ Trevor P. Bond Trevor P. Bond March 8, 2011

Elizabeth P. Munson	Director	* Elizabeth P. Munson March 8, 2011

Richard J. Pinola	Director	* Richard J. Pinola March 8, 2011

Mark J. DeCesaris	Chief Financial Officer (Principal Financial Officer)	/s/ Mark J. DeCesaris Mark J. DeCesaris March 8, 2011

Thomas J. Ridings, Jr.	Chief Accounting Officer (Principal Accounting Officer)	/s/ Thomas J. Ridings, Jr. Thomas J. Ridings, Jr. March 8, 2011

*	By her signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of the persons indicated.

By:	/s/ Susan C. Hyde
Susan C. Hyde
as Attorney-in-Fact
March 8, 2011

EXHIBIT INDEX

The following exhibits are filed as part of this registration statement. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit
Number	Description	Method of Filing

2.1	Agreement and Plan of Merger, dated as of December 13, 2010, by and among Corporate Property Associates 16 — Global Incorporated, CPA 16 Acquisition Inc., CPA 16 Holdings Inc., CPA 16 Merger Sub Inc., Corporate Property Associates 14 Incorporated, CPA 14 Sub Inc., W. P. Carey & Co. LLC and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V.	Appendix A to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)
3.1	Charter of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Pre-effective Amendment No. 2 to Registration Statement on Form S-11 (No. 333-106838), filed on December 10, 2003
3.2	Bylaws of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 14, 2009
3.3	Charter of CPA 16 Holdings Inc.	Filed herewith
3.4	Bylaws of CPA 16 Holdings Inc.	Filed herewith
4.1	Amended and Restated 2003 Distribution Reinvestment and Stock Purchase Plan of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 (No. 333-106838), filed on November 21, 2003
4.2	2011 Distribution Reinvestment and Stock Purchase Plan of CPA 16 Holdings Inc.	Filed herewith
5.1	Form of Opinion of Clifford Chance US LLP as to the legality of Corporate Property Associates 16 — Global Incorporated’s securities to be issued	Filed herewith
5.2	Form of Opinion of Clifford Chance US LLP as to the legality of CPA 16 Holdings Inc.’s securities to be issued	Filed herewith
8.1	Form of Opinion of Clifford Chance US LLP regarding certain tax matters concerning the merger and the alternate merger	Filed herewith
8.2	Form of Opinion of Greenberg Traurig, LLP regarding certain tax matters concerning the merger and the alternate merger	Filed herewith
10.1	Amended and Restated Advisory Agreement, dated as of October 1, 2009, between Corporate Property Associates 16 — Global Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 13, 2009
10.2	Asset Management Agreement, dated as of July 1, 2008, between Corporate Property Associates 16 — Global Incorporated and W. P. Carey & Co. B.V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 14, 2008

Exhibit
Number	Description	Method of Filing

10.3	Agreement for Sale and Purchase, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated and Corporate Property Associates 17 — Global Incorporated on behalf of the single purpose entities to be formed for the purpose of acquiring the interests	Appendix B to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)
10.4	Agreement for Sale and Purchase, dated as of December 13, 2010, by and among Corporate Property Associates 14 Incorporated and W. P. Carey & Co. LLC	Appendix C to Joint Proxy Statement/Prospectus contained in Registration Statement on Form S-4 (No. 333-171538)
21.1	List of subsidiaries of Corporate Property Associates 16 — Global Incorporated	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 26, 2010
21.2	List of subsidiaries of CPA 16 Holdings Inc.	Filed with the Registration Statement on Form S-4 (No. 333-171538) on January 5, 2011
23.1	Consent of PricewaterhouseCoopers LLP regarding Corporate Property Associates 14 Incorporated	Filed herewith
23.2	Consent of PricewaterhouseCoopers LLP regarding Corporate Property Associates 16 — Global Incorporated	Filed herewith
23.3	Consent of Clifford Chance US LLP	Included in Exhibits 5.1 and 5.2
23.4	Consent of Greenberg Traurig, LLP	Included in Exhibit 8.2
23.5	Consent of Deutsche Bank Securities Inc.	Filed herewith
23.6	Consent of Robert A. Stanger & Co. Incorporated	Filed herewith
24.1	Powers of Attorney	Contained on Signature Pages of Registration Statement on Form S-4 (No. 333-171538)
99.1	Form of Proxy Card for Corporate Property Associates 16 — Global Incorporated	Filed herewith
99.2	Form of Proxy Card for Corporate Property Associates 14 Incorporated	Filed herewith